Form 20-F
period 2022-03-31
Visionary Education Technology Holdings Group Inc.
filed 2022-08-12
CIK 1892274

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 001-41385

Visionary Education Technology Holdings Group Inc.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5
(Address of principal executive offices)

Mr. Guiping (David) Xu
Chief Executive Officer
+1 (647) 906-0368
davidxu@farvision.ca
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

VEDU

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

39,250,000 Common Shares

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

i

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this annual report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this annual report may include, but are not limited to, statements and/or information related to: strategy, future operations, projected production capacity, projected sales or rentals, projected costs, expectations regarding demand and acceptance of our products, availability of material components, trends in the market in which we operate, plans and objectives of management.

We believe that we have based our forward-looking statements on reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although management believes that the assumption and expectations reflected in such forward-looking statements are reasonable, we may have made misjudgments in preparing such forward-looking statements. Assumptions have been made regarding, among other things: our expected production capacity; labor costs and material costs, no material variations in the current regulatory environment and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The forward-looking statements, including the statements contained in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report, are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have made misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this annual report and other documents that we may file from time to time with the securities regulators.

OTHER STATEMENTS IN THIS ANNUAL REPORT

Unless the context otherwise requires, in this annual report, the term(s) “we”, “us”, “our”, “Company”, “our company”, “our business” and “VEDU” refer to Visionary Education Technology Holdings Group Inc. together with its consolidated subsidiaries.

CAD” or “C$” refers to the Canadian dollar, all “U.S. Dollar,” “USD,” “dollar” or “$” references when used in this annual report refer to United States dollar.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this annual report, including our historical financial statements and related notes included elsewhere in this annual report, before you decide to purchase the common shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business and Industry

Our business, results of operations and financial condition have been adversely impacted by the recent COVID-19 pandemic.

The novel strain of the coronavirus (COVID-19) has spread globally and has resulted in authorities imposing, and businesses and individuals implementing, numerous unprecedented measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, and shutdowns. Due to the impact of COVID-19 around the world, our education business decreased significantly from the first quarter to the second quarter of 2020 as governments around the world, including Canada, entered a lockdown to prevent the spread of COVID-19.

Increased unemployment and loss of income, as well as any further disruptions from an uptick in new infections related to COVID-19 may materially harm our business prospects. The COVID-19 pandemic has had a material and adverse impact, both economically and socially. The duration and intensity of disruptions resulting from the COVID-19 outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, remain uncertain. As a result, foreign students may be discouraged from pursuing study-abroad in the near future, if not longer, which in turn may negatively affect the demand for our educational programs and services. Our business and financial performance have been adversely affected by the outbreak of COVID-19, and this is likely to continue throughout the current year and beyond.

We still experienced challenges in enrolling new students in the fiscal year ended March 31, 2022. Even though we had a significant increase in our tuition revenue for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021, the number of students, especially international students, remained low. The number of students is very slowly recovering but is still adversely impacted by the pandemic. While a decline in the severity of the pandemic may help increase the number of students by the end of 2022 and we anticipate that the number of students will increase by the end of 2022, we may still have difficulty increasing new student enrollment due to the effects of COVID-19, which will further adversely affect our financial results.

We have limited operating history providing education services, which makes it difficult to predict our prospects and our business and financial performance.

Although we have been engaged in the real estate business since 2013 and have management with prior experience in providing education services, we have only been providing education services and operating schools through several acquisitions beginning in November 2017 when we purchased a majority interest in Toronto ESchool. Additionally, our limited history of operating our planned main business lines may not serve as an adequate basis for evaluating our prospects and operating results, including net revenue, cash flows, profitability, or prospects. We have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality teachers and administrators, and expanding our school network. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

Some of our schools are in the early stages of development and have only limited operations. A negative change in the development or implementation of our PPP programs or 2+2 programs with public colleges or public universities, could cause delays in the execution of our business plan. Our inability to successfully increase the utilization rate for the schools that are in the ramp-up stage or adverse changes in our development of our PPP programs could have a material adverse effect on our results of operations, financial condition, and prospects.

In addition, as some of our schools commenced operations recently, they have not yet reached their full capacity. For newly established schools, we have recruited students only for certain grades, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, we expect the utilization rates of our newly established schools to increase accordingly. We cannot assure you that we will be able to successfully increase the utilization rate for the schools that are in the ramp-up stage, which may materially and adversely affect our business growth and profitability.

We are subject to the risks of the volatility of the real estate industry.

Revenue from the sale of real property, from leasing office space to third parties, and from construction activities accounted for 87.2% of our revenue for the fiscal year ended March 31, 2022, and 95.3% of our revenue for the fiscal year ended March 31, 2021, and lease revenue is likely to account for a substantial portion of our revenue for at least the next several years. We are subject to the volatility and uncertainty of the Toronto real estate market, particularly regarding our ability to refinance the mortgages on our office buildings and renew leases for office space at rents that are equivalent to or greater than the rents we currently receive, should we decide to not renew the leases and utilize the space for our own operations. In addition, defaults by a significant number of tenants would have a material adverse impact on our revenue. In such an event, there is no guaranty that we would be able to lease any space vacated by those tenants or lease such space at equivalent rents. A material reduction in lease revenue could have a material adverse effect on our ability to finance our operations and result in a loss from operations should revenue from the education business not offset any such reduction in revenue.

We do not expect to generate revenue from the sale of real estate in the future, which has been a principal source of our revenue in recent fiscal periods.

During the fiscal year ended March 31, 2022, we sold eight lots of vacant land to third parties, and realized approximately $2.2 million revenue from the sales. During the year ended March 31, 2021, we sold 19 lots of the vacant land to third parties, and realized approximately $6.6 million revenue from the sales. We do not have any remaining lots available for sale and do not have any plans to sell any of the other real estate that we own. Therefore, we do not expect to generate any other revenue from the sale of real estate in future periods, and our principal sources of revenue will be from our educational business and leases of existing real estate that we own. If we are unable to generate additional income from those sources, our revenue will decline, which could have a material adverse effect on our results of operations.

Our strategy to use the space currently occupied by tenants for our operations upon termination of their leases could have a material adverse impact on our cash flow.

We intend to expand our operations into some, or all, of the office space currently occupied by unaffiliated tenants. Rental income provides a significant portion of our current revenue, which will continue after the expected acquisition of the property for Visionary University Town. Revenue from rent was $2,298,198 in the fiscal year ended March 31, 2022, and $674,898 in the fiscal year ended March 31, 2021. While we anticipate generating revenue from our education business to be located in these spaces to offset the potential loss of rental revenue, to the extent that such education revenue is less than the revenue currently being generated by space we no longer rent, our ability to finance our operations and service the mortgages on these properties will be impaired, which could lead to default.

If we are unable to close the acquisition of the property for Visionary University Town, we will be unable to fully execute our business plan, leading to the reduction of our operations.

On May 19, 2021, we executed an agreement to acquire the campus comprising nine acres of land and two buildings, with a total of approximately 433,000 square feet of office space for a purchase price of $73.2 million (C$93.3 million). We intend to convert the buildings into a campus center that we refer to as Visionary University Town. We expect to use the facility to house Max the Mutt College of Animation, Art and Design’s gaming and facility design programs and will have a capacity to provide teaching facilities for 12,000 to 15,000 international students in our educational programs. We may also lease portions of the facility to third party educational organizations with whom we may join in providing educational services.

On July 15, 2022, our wholly owned subsidiary Visionary Education & Service Management Inc. (or VESM) entered into the eighth amendment to the Moatfield Drive Purchase Agreement. Pursuant to the eighth amendment, VESM paid an eighth deposit of approximately $0.8 million (C$1 million) on July 15, 2022 and the closing of the two Moatfield Drive buildings was postponed to August 18, 2022.

While we have paid a $15.05 million (C$18.8 million) non-refundable deposit and are in discussions to obtain the balance of the financing necessary to close the acquisition, there is no assurance that such financing will be available on terms acceptable on the extended closing date. If the closing is further delayed and the space cannot be used by our students in September 2022, our revenues could be adversely affected.

Moreover, should the initial financing be on terms that require the loan to be repaid within a few years, there is no assurance that substitute financing will be available on acceptable terms at the maturity date of the initial loan. Should the transaction not close, we will lose our deposit.

We have limited experience operating some of our education businesses.

We have acquired several of our education companies since March 31, 2021, including Conbridge College of Business and Technology Inc., Lowell Academy and MTM. While we have an experienced management team, operating those businesses and integrating them with our current operations is challenging and the inability to successfully operate one or more of these businesses could have a material adverse impact on our operations, financial condition, and prospects.

We have experienced losses and may not maintain profitability.

Although we have had profitable quarterly and annual periods, we have also experienced losses in the past and may experience losses in the future. We expect that our operating expenses and business development expenses will increase as we enroll more students, open new campuses and develop new programs. As a result, there can be no assurance we will be able to generate sufficient revenues to maintain profitability.

We assembled our management team beginning in late 2020. As a result, they have had a limited amount of time working in their positions and working together and may not be able to accomplish our business plan.

Our Chief Executive Officer, Chief Operating Officer, Chief Academic Officer Chief Financial Officer, and Chief Information Officer began employment in these positions at various times since November 2020. Ms. Zhou, our founder, majority shareholder, director, and Executive Director, served as Chief Executive Officer from April through October 2020. Guiping (David) Xu became our Chief Executive Officer on June 27, 2022. Only a few board members and officers, including Dr. Thomas Traves, our Chairman and Mr. Guiping (David) Xu, our CEO, have experience running private education institutions. Even though Chairman Traves has over 40 years as university administrator and Mr. Xu has approximately one year being the CFO of one of the largest K-12 education public companies in China and three years being the International Program Officer and Head of Foreign Student Affairs of a public law university in China, they have limited experience working with our Company and collaborating as a team to carry out our business plan. If any of them individually is unable to perform his or her duties successfully or if they collectively are unable to work together, we may not be able to accomplish our business plan as outlined in this annual report.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Canadian economy.

Because our student enrollment may depend on our students’ and potential students’ and their parents’ levels of disposable income, perceived job prospects and willingness to spend on education courses, as well as the level of hiring demand of positions in the areas in which our schools train, our business and prospects may be affected by economic conditions in Canada or globally. The global financial markets experienced significant disruptions in 2008 and 2020. In both instances, Canada and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global recovery from the lows in 2020 remains slow and inconsistent. While the COVID-19 pandemic is being gradually controlled, Canada is open for international study visas and expects to gradually open for other categories of entry visas. However, if the pandemic worsens again, Canada may choose to impose international travel restrictions that would adversely affect student enrollment.

Economic conditions in Canada and other countries from which we expect to draw our international students are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in Canada and those countries. A decline in the economic prospects in the industries in which our vocational training courses are concentrated could alter current or prospective students’ spending priorities and the demand for workers, and therefore the students’ job prospects, in these areas. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in Canada’s economy or the global economy may lead to a reduction in demand for the training covered by our courses, which could materially and adversely affect our financial condition and results of operations.

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan. As of March 31, 2022, we had cash and cash equivalents of $741,868 and a negative working capital of approximately $11.7 million. While we completed an initial public offering for gross proceeds of $14 million in May 2022, we estimate that we will need additional financing of approximately $30 million to complete our proposed expansion plan for the next 12 months. This additional $30 million will be used for expanding our current businesses and possibly acquiring complementary businesses.

We may obtain the necessary additional funds from bank loans and the sale of additional securities, if required. However, there can be no assurance that we will obtain the financing required .. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans. Expending our cash resources on expansion could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Historically, we have funded our operations primarily from loans from affiliates, revenue from our real estate operations and the sale of real property. Ms. Zhou, our founder, majority shareholder, director, and Executive Director, had outstanding advances to us of $7,149,165 as of March 31, 2022, and $4,674,329 as of July 31, 2022, interest free for the deposit on the acquisition of the proposed campus for VUT, Ms. Zhou has agreed to lend approximately $4.8 million to us not later than August 31, 2022, in accordance with an agreement dated May 26, 2022, which loan will have a term of one year, be non-interest bearing, and grant us an option to extend the due date for one year. Ms. Zhou is willing but not otherwise obligated to advance additional funds to us. However, our ability to obtain additional financing is subject to a number of factors, including market conditions and their impact on the market price of our common shares, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, and the political and economic environments of countries where we are doing business. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail. There can be no assurance that we will achieve our plans, or any of them.

If Ms. Zhou, our founder and the indirect beneficial owner of a majority of our outstanding shares, demands payment of her outstanding loans to us, our business, results of operations, financial condition, cash flows, and prospects will be adversely affected.

Ms. Zhou, our founder and majority shareholder, had outstanding loans to us of $7,149,165 as of March 31, 2022, and $4,674,329 as of July 31, 2021. As of July 31, 2022, she has advanced us a total of $4,401,110 for deposits on the acquisition of the proposed campus for VUT. Ms. Zhou has agreed to lend approximately $4.8 million to us not later than August 31, 2022, in accordance with an agreement dated May 26, 2022, which loan will have a term of one year, be non-interest bearing, and grant us an option to extend the due date for one year An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned additional $4.8 million, $0.8 million and $2.96 million to the Company. Such loans have term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date. Subsequent to the year ended March 31, 2022, the Company made repayment totaling $12.55 million (C$15.68 million) for the loans borrowed from Ms. Zhou on November 9, 2021, March 9, 2022, May 25, 2022 and July 15, 2022, in relation to the purchase of these two buildings. Ms. Fan Zhou has agreed to assume all the losses personally and repay the Company for any loss in connection with the purchase of these two office buildings if the Company fails to close the transaction and forfeits the deposits. However, if Ms. Zhou demands payment of all or part of her outstanding loans to us (other than the loans that she has agreed to forgive), we may be unable to obtain other sources of financing to repay such loans. In addition, if the Company were to seek the protection of Canadian bankruptcy laws, Ms. Zhou would be our largest secured and unsecured creditor who would be entitled to be paid before we made any distributions to our common shareholders. Our failure or inability to repay Ms. Zhou’s demand loan would have a material adverse effect on our business, results of operations, financial condition, cash flows, and prospects.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, partnerships, joint ventures and other strategic transactions, directly or through our subsidiaries, as vehicles to expand our education business in Canada and other countries, particularly partnerships and licensing agreements with public colleges and other educational institutions. We continually seek out new business acquisitions, partnership opportunities and joint ventures to expand our operations. Our management is unable to predict whether or when any future strategic transactions will occur, including identifying suitable acquisition targets, partnership opportunities or joint venture partners, or the likelihood of any particular transaction being completed on terms and conditions that are favorable to us.

Acquisitions, partnerships, joint ventures or other strategic transactions may present financial, managerial and operational challenges. We may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction. Liabilities associated with an acquisition or a strategic transaction could adversely affect our financial performance. Any failure to integrate new businesses or manage any new alliances successfully could adversely affect our reputation and financial performance.

The operations of any businesses that we acquire are subject to their own risks, which we may not be able to manage successfully.

The financial results of any businesses that we acquire may be subject to many of the same factors that affect our financial condition and results of operations, including the seasonal nature of the education business, exposure to currency exchange rate fluctuations, the competitive nature of our markets, and regulatory, legislative and judicial developments. The financial results of any businesses acquired could be materially adversely affected as a result of any of these or other related factors, which we may not be able to manage successfully, and which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.

We may have only limited recourse for losses relating to an acquisition.

The due diligence conducted in connection with an acquisition that we make and the indemnification that may be provided in the related acquisition agreement may not be sufficient to protect us from, or compensate us for, losses resulting from such acquisition. Subject to certain exceptions, the seller may only be liable for misrepresentations or breaches of representations and warranties for several months from the closing date of the acquisition. A material loss associated with the acquisition for which there is no adequate remedy under the acquisition agreement that becomes known to us after that time could materially adversely affect our results of operations and financial condition and reduce the anticipated benefits of the acquisition.

We may not be able to adopt new technologies important to our business.

Technology standards in internet and value-added telecommunications services and products in general, and in online education in particular, may change over time. If we fail to anticipate and adapt to technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks related to the technology that we utilize, our reputation and business may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We plan to pursue a number of different strategies to expand our operations. These strategies include:

•	acquiring existing education institutions that align with our business plan,
•	exploring blockchain and artificial intelligence technology to be applied into our business,
•	expanding our relationship with agents who recruit students on our behalf,
•	bringing international students to Canada who will pay higher tuition fees, thereby generating more revenues than domestic students,
•	enhancing our infrastructure in Canada, and
•	opening additional campuses in Canada.

We acquired control of MTM and Conbridge on February 28, 2022 and September 1, 2021, respectively. We plan to expand their program offerings and partnerships. The rapid pace at which we have expanded and plan to continue expanding may place substantial demands on our management, faculty, administrators, operational, technological and other resources. In particular, we may face challenges in the following areas:

•	controlling costs and developing operating efficiencies to manage the financial side of our expansion;
•	maintaining the consistency of our teaching quality and our culture to ensure that recognition of our brands does not suffer;
•	improving our existing operational, administrative and technological systems and our internal control over financial reporting;
•	recruiting, training and retaining additional qualified instructors and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets;
•	continuing to market our brands to recruit new students for existing and future learning centers; and
•	obtaining the necessary government approvals to operate in new schools and programs.

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities or effectively run our existing operations, which in turn may have a material adverse impact on our business, our internal control over financial reporting, our financial condition and our results of operations.

If fewer international students aspire to study abroad, especially in the Canada, demand for our international schools may decline.

One of the principal drivers of the growth of our schools has been the increasing number of international students who aspire to study abroad, especially in Canada. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for international students to study overseas or decrease the appeal of studying in Canada to international students. Any significant change in admission standards for international students could also affect the demand for overseas education by international students.

In addition, any fluctuation in the currency exchange rate could have a negative impact on the translation of home country currencies into Canadian dollars, which may increase the costs of living and tuition for international students studying abroad. The attractiveness of pursuing education in Canada may decrease accordingly, which could adversely affect our business and profitability.

Furthermore, international students may also become less likely to study abroad due to other reasons, such as improving domestic education or employment opportunities associated with continued economic development in their home countries. These factors could cause declines in the demand for our schools, which may adversely affect our business and profitability.

Our students in Canada are subject to risks relating to financial aid and student loans. A substantial decrease in government student loans, or a significant increase in financing costs for our students, could have a material adverse effect on student enrollment and financial results.

Our Canadian and foreign students are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. Changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, may adversely affect our enrollment and collection of student billings, causing revenues to decline.

Students who are Canadian citizens also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of our students to enroll in our programs and if such tax credits were to be eliminated or reduced, our enrollment levels may decline, which could result in a decrease in our revenues.

If we are not able to continue to attract students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of students enrolled in our schools and courses and the amount of course fees that our students are willing to pay. Our ability to continue increasing our student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our financial condition, results of operations and cash flows could be materially adversely affected.

If we fail to develop and introduce new courses, services and products that meet our students’ expectations, our competitive position and ability to generate revenues may be materially and adversely affected.

Our core business is centered on providing our education programs and training services in Canada. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new programs or services. Moreover, we cannot assure you that any of these programs or services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance, or generate the desired level of income.

Our new courses and services may compete with our existing courses and services.

We are constantly developing new courses and services to meet changes in student demands, school curriculum, testing materials, government policies, market trends and technologies. While some of the courses and services that we develop will expand our current course catalogue and services and increase student enrollment, others may compete with or render obsolete our existing courses and services without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course catalogue and services, our business and growth may be adversely affected.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns.

Our business is seasonal in nature, and we receive the bulk of our cash flows at the beginning of each new school term. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in Canada, principally due to seasonal enrollment patterns. Our second quarter results tend generally to be relatively low as few students are enrolled in courses over the summer.

Changes in our total student population may influence our quarterly results of operations. Our student population varies as a result of new student enrollments, graduations and student attrition.

Our schools’ academic schedule generally does not affect our costs, and our costs do not fluctuate significantly on a quarterly basis. Fluctuations in quarterly results, however, may impact management’s ability to accurately project the available cash flows necessary for operating and growing expenses through internal funding. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students. Our operating results have fluctuated and may continue to fluctuate widely.

We operate in a highly competitive industry, and competitors with greater resources could harm our business, decrease market share and put downward pressure on our tuition rates.

The secondary and post-secondary education market is highly fragmented and competitive. We compete for students with traditional high schools, public and private colleges and universities, other not-for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service. Many public and private high schools, colleges, and universities offer online programs. We expect to experience additional competition in the future as more high schools, colleges, universities, and for-profit schools offer an increasing number of online programs due in part to the pandemic. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools. Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we have. We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business, prospects, financial condition, and results of operations. These competitive factors could cause our enrollments, revenues, and profitability to significantly decrease.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related regulations implemented by the SEC and NASDAQ are increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified directors to sit on our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have an understanding with the Canadian Revenue Agency to satisfy our obligation to pay our income tax payable and other tax payable in 2022, but the failure to satisfy such obligation could have an adverse impact on our financial condition.

As of March 31, 2022, we had accrued and unpaid income tax liabilities of $1.6 million and other unpaid tax liabilities of $1.4 million, in both cases including penalties and interest. We believe that we have an oral understanding with the Canada Revenue Agency (the “CRA”) to pay all such tax liabilities by December 31, 2022 pursuant to an installment schedule. We have made the payments of $32,012 (C$40,000) in March, $15,184 (C$18,973) in April, and $872,485 (C$1,090,198) in May for the unpaid sales tax liabilities. We have an agreement with the CRA that this balance will be fully paid by the end of 2022. If the amount due is not paid by December 31, 2022, the CRA will send us a written legal warning of the income tax debt due and payable and require us to pay the debt in full within 14 days of the date of notice. If the amount of the outstanding indebtedness is not paid in full, the CRA may take legal action against us without further notice. If the CRA determines that there is a risk of not collecting all or part of the assessed corporate income tax debt, it can apply to the federal court or the superior court of a province for a jeopardy order, which will allow the CRA to seize any assets that the company owns and to take immediate action to collect the debt.

The CRA has not commenced or threatened any action to collect such delinquent tax payments as of the date of this annual report. We intend to satisfy these liabilities, including any penalties and interest, from our operating income and advances from affiliates, including Ms. Zhou. However, we expect the payments of unpaid taxes will have an adverse effect on our 2022 cash flow, but will not affect our operating income. The failure to pay these liabilities and any resulting enforcement action by the CRA could have a material adverse impact on our operations, financial condition, results of operations, and prospects.

Risks Related to Doing Business in Canada

Failure to obtain or maintain our cooperative relationship or partnership with public colleges in Canada may adversely affect our business.

We plan to partner with one or more colleges in Canada in the form of PPP. In a PPP partnership contract, we will provide to a public college applied arts and technology college programs leading to an Ontario College Credential. If we fail to obtain such partnerships or fail to maintain them, or if any unforeseeable events cause us to terminate our cooperation with our partner public colleges, we may not be able to accomplish our business goals and our prospects will suffer.

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the Canadian dollar, or CAD, against the U.S dollar fluctuates and is affected by, among other things, changes in political and economic conditions in Canada as well as the global economy. We can offer no assurance that the CAD will be stable against the U.S. dollar or any other foreign currency.

Our reporting currency is the U.S. dollar. However, all of our assets, liabilities, revenues and expenses are denominated in CAD. As a result, we are exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the U.S. dollar. To the extent the U.S. dollar strengthens against CAD, the translation of CAD denominated transactions results in reduced revenue, operating expenses and net income or loss for our international operations. Similarly, to the extent the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for our international operations. We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

It may be difficult for non-Canadian citizens to enforce a judgment against us.

We were incorporated in Canada, and our corporate headquarters is located in Canada. A majority of our directors and executive officers and certain of the experts named in this annual report reside principally in Canada and all of our assets and all or a substantial portion of the assets of these persons are located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities or other U.S. laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of court procedures will also be governed by Canadian law.

Operating Risks

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Thomas Traves, our Chairman of the Board, and the relationships they and other key personnel have with educators, administrators and other business contacts they have overseas and in Canada. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, salesperson and other personnel who can function effectively in Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

The personal information that we collect may be vulnerable to breach, theft, or loss, which could subject us to liability or adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business and reputation. We collect, use and retain large amounts of personal information regarding our students and their families, including personal and family financial data. We also collect and maintain personal information of our employees in the ordinary course of business. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures, regarding the identity theft related to student credit accounts, and could require us to make certain notifications of data breaches and restrict our use of personal information. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. While we believe we take appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur. Any breach, theft or loss of such personal information could have a material adverse effect on our financial condition, reputation and growth prospects and result in liability under privacy statutes and legal actions against us.

We may not be able to attract and retain a sufficient number of qualified teachers and principals.

As an education service provider, our ability to recruit and retain qualified teachers and principals is crucial to the quality of our education and services and our brand and reputation. To ensure our successful operation and growth, we need to retain and continue to hire high-quality teachers specialized in specific subjects that are able to teach the courses we offer or plan to offer to our students, as well as high-quality principals who are able to effectively manage the operation of our schools. We must provide competitive compensation and benefits packages to attract and retain qualified candidates. However, there is no guarantee that we would be able to keep recruiting teachers and principals meeting the high standards in the future, or retain our current, high-quality teachers and principals, especially when we seek a more rapid expansion plan to meet the growing demands for our services. Furthermore, under our business model, we may not be able to provide extensive training to our newly hired teachers for them to familiarize with our teaching methods and to retain existing teachers who can provide such trainings. A shortage of high-quality teachers and principals, a decrease in the quality of our teachers’ and principals’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers and principals would have a material adverse effect on our business, financial condition and results of operations.

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their performance in the courses they have taken. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our courses may fail to significantly improve a student’s performance in the relevant subject area. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. Students also need to be self-motivated in order to successfully complete the courses in which they enroll. If students’ performances decline as a result of their own study habits or inability to learn the course material, they may not renew their memberships with us or refer other students to us, which could materially adversely affect our business.

A student’s learning experience may also suffer if his user experience does not meet expectations. If a significant number of students fail to significantly improve their proficiency in the applicable course subject after taking our lessons or if their learning experiences with us are unsatisfactory, they may not renew their enrollment with us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

Risks Related to Our Common Shares

Should our Common Shares not qualify for an exemption from being classified as a “Penny Stock,” the ability of shareholders to sell our Common Shares in the secondary market will be limited should our Common Shares not be listed on a national securities exchange.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price, as defined, of less than $5.00 per share, or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on a national securities exchange. Should our Common Shares not be quoted on a national exchange such as NASDAQ and have a market price less than $5.00 per share, they will be subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For example, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered Underwriters, and current quotations for the securities, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The “penny stock” rules, may restrict the ability of our stockholders to sell our Common Shares in the secondary market.

One Person Has Significant Voting Power and May Take Actions That May Not Be in the Best Interests of Other Stockholders.

Ms. Zhou, our founder, majority shareholder, director, and Executive Director is the second largest lender to the Company, which debt is due on demand or in February 2023, and controls 57.96% of our voting securities. Ms. Zhou is able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Common Shares. This concentration of ownership may not be in the best interests of all of our stockholders. On April 23, 2018, the Guangdong Province Securities Regulatory Bureau, or the Bureau, of China gave a warning and minimal fine to Zhongqing Langdun (Taihu) Educational Culture Technology Co., Ltd. or Langdun China and to Fan Zhou (approximately $14,000) in an administrative proceeding. Langdun China was listed on the National Equities Exchange and Quotation, or the NEEQ, a Chinese over the counter market and had only 12 beneficial shareholders. The Bureau found that (i) Langdun China reported the purchase of certain assets later than was required and (ii) filed audited financial statements for 2014 that overstated its profits and understated certain expenses. The decision was upheld on appeal. Langdun China believed that it justifiably relied on the audited financial statements of China Langdun for 2014, which had been audited by Pan-China Certified Public Accountants LLP, one of the top three domestic accounting firms in China. Fan Zhou was included in the administrative proceeding because she served Langdun China as its Legal Representative (the principal employee who performs duties on behalf of the company in accordance with the law).

Certain provisions of our Amended Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Amended Articles of Incorporation authorizes our board of directors to issue an unlimited number of shares of preferred stock. While no shares of preferred stock have been issued to date, the preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our Common Shares, and therefore could reduce the value of such Common Shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred shares could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Shares.

As a “controlled company” within the meaning of the NASDAQ listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Ms. Zhou, owns more than a majority of the voting power of our outstanding Common Shares. Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

The market price for our Common Shares may be volatile.

The market price for our Common Shares may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other comparable companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Canadian dollar and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding Common Shares, and economic or political conditions in Canada. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in Canada that have listed their securities in the United States may affect the volatility in the price and trading volumes of our Common Shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Common Shares.

We do not expect to be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending March 31, 2022. However, the application of the PFIC rules is subject to ambiguity in several respects, and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending March 31, 2022 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets generally will be determined based on the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised. A significant portion of our assets and income is attributable to real estate and may be passive income under PFIC rules. If we were treated as a PFIC for any taxable year during which a U.S. person held a Common Share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—U.S. Federal Income Tax Consequences – PFIC Rules”.

We do not intend to pay dividends and there will be fewer ways in which you can make a gain on any investment in us.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of dividends. Because we do not intend to declare dividends, any gain on an investment in us will need to come through appreciation of our stock price.

We indemnify our directors and officers against liability, and this indemnification could negatively affect our operating results.

In accordance with our by-laws, we indemnify our officers and our directors for liability arising while they are carrying out their respective duties. Our by-laws also allow for reimbursement of certain legal defenses. In addition to this, we intend to provide insurance to our directors and officers against certain liabilities. The costs related to such indemnification and insurance coverage, if either one of them or both were to increase, could materially adversely affect our operating results and financial condition.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. We do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

Our Corporate History

Visionary Education Technology Holdings Group Inc. was founded in 2013 by Ms. Zhou, a vocational educator in Canada. We were incorporated by Ms. Zhou on August 20, 2013, as 123 Natural Food Ontario Ltd., a company limited by shares, under the Ontario Business Corporations Act. Our original goal was to develop and operate an international education platform focused on vocational education based on agricultural technology. However, we did not pursue this goal due to marketing barriers caused by the over specialization of the concept and a limited market.

In 2015, Ms. Zhou redirected our business toward an international education program focused on the OSSD. She launched a new company, China Youth Langton (Canada) Education Technology Ltd., or Langton. Langton, as the majority investor, and unaffiliated third-party investors organized Toronto ESchool Inc., or Toronto ESchool, on March 7, 2016, to provide grades 9 through 12 online OSSD courses. On November 15, 2017, we entered into a share purchase agreement to acquire a 55% equity interest in Toronto ESchool from Langton for a nominal purchase price of $0.8. Ms. Zhou sold her interest in Langton in 2018 to an unaffiliated party. On June 19, 2020, we acquired an additional 15% equity interest in Toronto ESchool from one of its third-party investors for $31,808. As a result of this transaction, we own a 70% equity interest of Toronto ESchool. On June 19, 2020, we transferred our 70% equity interest in Toronto ESchool to our wholly owned subsidiary Farvision Education Group Inc.

Concurrently with our organization, Ms. Zhou founded a separate company to acquire and develop educational real estate facilities as a complement to the education company. To better explore the international market and to enhance our competitiveness, Ms. Zhou increased her investment in teaching facilities through 123 Real Estate Development Ontario Ltd., or 123 Real Estate, which she organized on August 20, 2013. From 2013 through 2015 123 Real Estate purchased 22.4 acres of vacant land in Peterborough, Ontario, which was originally planned to be developed into an international student housing center. On November 14, 2015, 123 Real Estate purchased a building at 41 Metropolitan Road, Toronto, for use as a headquarters and teaching facility for international education On April 1, 2019, we acquired all the shares of 123 Real Estate from Ms. Zhou for $3,210,000 to enable us to own the office building and the vacant land and develop the land into a facility for international student services. In April 2021, we purchased office buildings at 200 and 260 Town Centre Blvd. to provide additional revenue from leasing and space for expansion of our educational facilities. On May 28, 2021, 123 Real Estate Development Ontario Ltd. changed its name to Visionary Education Real Estate Group Inc. On October 15, 2021, Visionary Education Real Estate Group Inc changed its name to Visionary Education Services and Management Inc.

On February 25, 2019, Visionary Education Services and Management Inc., then known as 123 Real Estate Development Ontario Ltd., entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc., or PrideMax Construction, from its original shareholder for a nominal fee of $0.80. Incorporated on July 20, 2010 in Scarborough, Ontario, PrideMax Construction had no active business since its inception. The transaction was completed on April 1, 2019. On May 23, 2020, 123 Real Estate Development Ontario Ltd. transferred its 100% ownership in PrideMax Construction to NeoCanaan Investment Corporation, which was 100% owned by us, for a nominal fee of $0.80. On June 16, 2021, PrideMax Construction changed its name to Farvision Development Group Inc., or Farvision Development.

Between 2017 and 2019, we conducted a survey of the international market for OSSD. Based on the promising market opportunity for OSSD, we gradually built up a network of agents in Southeast Asia, India and South America to recruit students for our OSSD programs. In the meantime, we also developed online teaching dossiers for more than 60 OSSD courses (core courses and a broad range of elective courses). We established collaboration with educational organizations such as Mississauga District School Board and Trent University. The collaboration includes developing OSSD teaching methods and technologies, school management, and student promotion. We concluded that the initial results of this initiative and operation were promising.

However, we were adversely impacted by the COVID-19 pandemic beginning early in 2020. Our tuition and other revenue dropped precipitously. Without exception, the entire education industry in Canada has suffered from the difficulties caused by the pandemic. To survive while still creating opportunity to grow, we made significant changes to our strategic plan and commenced exploring new businesses. In response to the special economic environment in Canada, we optimized our educational assets so our operation could concentrate in the Toronto metropolitan area. We sold most of our land in Peterborough and channeled the income to the acquisition of quality educational organizations and institutional buildings. We have grown through the acquisition of seven educational organizations and two institutional buildings at what we believe are favorably low prices. These acquisitions and the reorganization of our corporate structure are described below.

On May 14, 2020, Farvision Education Group Inc., or Farvision Education, was incorporated under the Canada Business Corporation Act. Farvision Education is our wholly owned subsidiary of Visionary Education Technology Holdings Group Inc.

On July 27, 2020, Farvision Education entered into an investment agreement with 2549601 Ontario Inc., which owns a private high school license registered with Ontario Ministry of Education, to incorporate Maple Toronto Arts & Performance Academy Inc. with a total investment of $159,046 from Farvision Education and 2549601 Ontario Inc. Pursuant to the agreement, Farvision Education subscribed for 80% of the total 200,000 common shares at $0.80 per share, and 2549601 Ontario Inc. subscribed the remaining 20% of its total common shares at the same price. On August 3, 2020, Farvision Education filed articles of amendment to change the name of Maple Toronto Arts & Performance Academy Inc. from Alathena International Academy Richmond Hill to Maple Toronto Art Academy Inc. or Toronto Art Academy. On July 27, 2020, Toronto Art Academy entered into a license transfer agreement with 2549601 Ontario Inc. (operating as Alathena International Academy Richmond Hill), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Toronto Art Academy acquired the private high school license for a consideration of $159,040. The transaction was completed on September 1, 2020.

On May 26, 2020, NeoCanaan Investment Corporation, or NeoCanaan Investment, was incorporated under the Canada Business Corporation Act. NeoCanaan Investment is a wholly owned subsidiary of Visionary Education Technology Holdings Group Inc. NeoCanaan Investment provides and manages investment of real properties to be used for educational purposes and other education services through two wholly-owned subsidiaries, Farvision Development Group Inc. and Canada Animation Industry Group Inc.

On October 8, 2020, Canada Animation Industry Group Inc., or Animation Group, was incorporated under the Canada Business Corporation Act. Animation Group provides investment on facilities for animation education and the animation industry, and an incubator for graduates to set up their own animation companies. Animation Industry Group Inc. is a wholly owned subsidiary of NeoCanaan Investment.

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 9651837 Canada Inc., operating as “Lowell Academy,” a private high school offering classes for students in grades 9 through 12 and registered with the Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $168,063 (C$210,000). The transaction was completed on June 12, 2021.

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 7621531 Canada Inc., operating as Conbridge Institute of Technology, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interest of Conbridge Institute of Technology for a total consideration of $64,024 (C$80,000). The transaction was completed on September 1, 2021.

On April 1, 2021, we entered into a share transfer agreement with Mr. Xiaofeng Wang, a related party, to transfer his 100% of the equity interests in Glorious Future Study Abroad Immigration Group Inc., or Glorious Immigration, and PrideMax International Human Resources Services Inc., or PrideMax HR, for a nominal fee of $0.80. Before this share transfer, both Glorious Immigration and PrideMax HR had no active business since their incorporation. The transaction was completed on June 12, 2021. On July 13, 2021, Glorious Future Study Abroad Immigration Group Inc. changed its name to Visionary Study Abroad and Immigration Services Inc. On June 27, 2021, PrideMax HR changed its name to Farvision Human Resource Service Company Inc. Farvision HR acts as a human resource agent and provides career and internship recommendations for international students.

On June 6, 2021, Farvision Education entered into a share transfer agreement with Mr. Xiaofeng Wang, a related party to transfer his 70% of the equity interests in Princeton Career Education Group Inc., or PCE, for a nominal fee of $0.80. The transaction was completed on June 12, 2021.

On July 26, 2022, we decided to streamline our business lines, and focus on our core education sectors, including the operation of Ontario Secondary School Diploma, Griggs International Academy USA, Max the Mutt College for Animation, Design and Art, and future investment in education technology. We transferred Visionary Study Abroad and Immigration Services Inc., Farvision Human Resource Service Company Inc., and The Princeton Career Education Group Inc. for a sum of $0.80 to their prior owner, Mr. Xiaofeng Wang. Mr. Wang had transferred these companies to us in 2021 and then worked for us until his departure in May 2022. The divestiture of these three subsidiaries does not represent a strategic shift by us and is not expected to have any material effect on the Company’s operations and financial results.

On June 22, 2021, Ms. Zhou exchanged her 100% of our common shares for 100% of the common shares of 3888 Investment Group Limited (“3888”). Subsequently, Ms. Zhou transferred her ownership of the shares of 3888 in exchange for 83.212% of Northern CC Group, (‘Northern”) which owns 70% of 3888.

On December 15, 2021, 3888 transferred a portion of its Common Shares to each of its shareholders, other than Northern, in exchange for their shares of 3888 and transferred a portion of its common shares to certain shareholders of Northern, thereby reducing its ownership of us to 65% of our issued and outstanding Common Shares. 3888 transferred the Common Shares to give the owners of 3888 and Northern their proportionate interest in the asset of 3888, which was our Common Shares, and make them direct owners of us.

On February 28, 2022, we acquired 70% of the issued and outstanding shares of Max the Mutt Animation Inc., which operates Max the Mutt College of Animation, Art and Design, or MTM. MTM was founded in 1997 as a Canadian private career college and is located in Toronto, Ontario.

On June 24, 2022, pursuant to the agreement signed on December 19, 2020 and the amended agreement signed on February 28, 2022, Farvision Education paid the first deferred purchase payment of $80,030 for 10% of the shares of MTM. After this payment and share transfer, Farvision Education owns 80% of the total issued and outstanding shares of MTM.

MTM offers a full-time, four-year college diploma programs in Classical and Computer Animation and Production, Illustration and Storytelling for Sequential Arts, Concept Art for Animation and Video Games. MTM also offers a variety of digital, animation and art workshops and courses outside of the diploma programs as well as an intensive six-week certificate program for students who will be applying to art-based post-secondary programs.

On July 14, 2022, we entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company offering United States K-12 diploma programs and services of Griggs International Academy USA at four locations in China. Pursuant to the Contribution Agreement, the Company has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. This transaction closed on July 31, 2022.

On July 19, 2022, we signed a purchase agreement with the two principal shareholders of Griggs China (“Griggs Shareholders”) to purchase their 1,000 shares for a total consideration of $50,000. The two Griggs Shareholders will retain 10% of the dividend rights of the Company’s business through Griggs China in exchange for the sale of their ordinary shares, and we guarantee to pay an annual minimum of $20,000 and $10,000, respectively, to the two Griggs Shareholders as a retainer if no dividend is declared. The payment of the retainer commences September 1, 2022 and remains in effect until August 31, 2032. After completing this transaction, we will own 100% of Griggs China.

We listed our common shares on the Nasdaq Capital Market under the symbol “VEDU” on May 17, 2022 and completed an initial public offering of 4,250,000 Common Shares on May 19, 2022 (the “IPO”), raising approximately $14.33 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

The details of Visionary Education Technology Holdings Inc. and our subsidiaries are set out below as of the date of this report:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Education Group Inc. (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	rental business
Farvision Development Group Inc. (“Farvision Development”)	July 20, 2010	Scarborough, Ontario	100% by NeoCanaan Investment	Construction
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
9651837 Canada Inc. (“Lowell Academy”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	High school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022,	Toronto, Ontario	70% by Farvision Education	Animation education
13995191 Canada Inc	May 20,2022	Markham, Ontario	100%	Holding company to hold Moatfield property
Griggs International Academy China Co. Ltd. (“Griggs China”),	July 31 2022	Hong Kong, China	90% by Visionary Education Service and Management Inc.	Private K-12 education

__________

 1 Minority interests in subsidiaries owned by Farvision Education are held by unaffiliated third parties.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

Our Solution

We are an education provider located in Canada that offers our high-quality education resources to students around the globe. We aim to provide access to secondary, college undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. We use the technology that we have developed to provide customized teaching methods and to cultivate talented students to meet the challenges that they may face in their careers. We believe that we have assembled a distinguished faculty and experienced management team in North America to provide those resources to enable our students to achieve their career goals. We offer educational programs for secondary school, college, university, and advanced degree students together with services to support them, such as housing and career guidance. As a fully integrated provider of educational programs and services in Canada, we have been serving and will continue to serve both Canadian and international students. Our current businesses are organized into three clusters: Degree-oriented education, vocational education and education services, as described below. The three lines of business are inter-beneficial. We operate Education Services to support our students enrolled in both the degree-oriented and the vocational education programs. Such support includes study visa and immigration visa services, student housing, job placement, and funding.

Our degree-oriented educational programs include the OSSD (grades 9 through 12) program, career-oriented two-year college and four-year university programs, and master’s programs. Through three schools, we offer OSSD programs to both Canadian and international students using online, in-person, and hybrid learning methods that combine pre-recorded lectures, live-streamed lectures and tutorials, and live online and in-person consultation. Our three OSSD schools have signed agreements with public post-secondary institutions so that international students graduated from our OSSD schools can have an option to be directly admitted to the degree programs in these institutions without having to pass English proficiency tests such as the Test of English as a Foreign Language, or TOEFL, or the International English Language Testing System, or IELTS. We offer college programs through Conbridge College of Business and Technology, or Conbridge. Its curriculum is developed, regulated and updated to educate students to be career ready. At the bachelor’s degree level, Conbridge has established a partnership with a public university through “2+2” and “1+3” collaborative education modes, which are described below. At the master’s degree level, we have been collaborating with Niagara University Ontario, or NUO, as the exclusive student recruiting agent in Canada, China, India and certain other southeast Asian countries for four master’s programs in education offered by NUO. Additionally, on February 28, 2022, we acquired control of MTM, which has been operating a “4+1” collaborative education with Duncan of Jordanstone College of Art and Design, or Duncan College. Under that agreement, MTM students can be admitted to Duncan College for a one-year master’s program after they have successfully completed the four-year program at MTM.

Foreign students who graduate from our post-secondary programs are eligible to apply for immigration to Canada, which makes our programs attractive to international students. To facilitate international students’ transition into Canada and their successful development, we provide ancillary education services with respect to study and immigration visas, student housing, job placement, and internship and entrepreneurship.

Like many other education organizations, our business has been greatly affected by the COVID-19 pandemic. In order to maintain the quality of our existing education programs and services and to create opportunity to healthily grow during and after the pandemic, we have adapted a strategy for “survive and grow” in response to the adverse impact of COVID-19. During the pandemic, we have followed the governmental guidance to protect our staff and students. We have installed clear signage in all indoor environments and building entrances to remind people to social distance, that masks are mandatory, and that hand sanitizer is available. We have a special task force to address any emergency that may arise if any COVID-19 case is identified within our Company or its facilities. Thus far, no COVID-19 cases have been found among our students or staff. We have reorganized our assets from our pre-pandemic focus on providing student housing to establishing a comprehensive education eco-system. This new strategy emphases the importance of academic partnerships with reputable education organizations and employing technology in education. We own two campuses (the total building floor area of 65,000 square feet and 100,000 square feet, respectively) with one more in the final stage of acquisition (the total building floor area of 433,000 square feet). The education programs, which have been developed or are being developed, are or will be housed in these campuses, one focused on post-secondary programs, one on vocational education, and one on OSSD and animation education (one of our expected college/university programs). We believe that the facilities that we own make us unique and attractive to public colleges and universities seeking opportunities for collaborative education.

Degree-Oriented Education

We offer four levels of degree-oriented education programs, namely OSSD, college, university bachelor’s degree, and master’s degree. Currently, these programs are either offered by our own schools or in partnership with public institutions. The following sections provide the details of these operations.

Ontario Secondary School Diploma

The OSSD is a diploma granted to secondary school graduates in the Canadian province of Ontario. It is part of the publicly funded, province-wide school system. It is awarded to all students who complete the Ontario education curriculum, including students in Special Education, the Talented Offerings for Programs in the Sciences, or TOPS, program, the Mathematics, Science, and Computer Science, or MaCS, program, the International Baccalaureate, or IB, program, and other focused secondary school programs. OSSD education emphasizes critical, independent thinking and problem-solving skills and is recognized as a valid high school diploma by colleges and universities in Canada as well as many other countries. We believe that an OSSD lays the foundation for future learning and growth in the workplace, vocational training, college or university.

Ontario secondary high school normally runs from grade 9 to grade 12. To earn a high school diploma in Ontario, students must earn 18 compulsory credits and 12 optional credits, pass the literacy requirement, and complete a minimum of 40 hours of community involvement activities.

High school students can earn an OSSD through publicly funded schools, private schools, or homeschooling. There are four publicly funded school systems in Ontario, consisting of English Public, English Catholic, French-language Public, and French-language Catholic. All publicly funded schools are managed by district school boards. Private schools do not receive government funding, and usually students must pay, fully or partially, to attend them. These schools may focus on religion, culture, language, or specific approaches to teaching. The Ministry of Education maintains an up-to-date list of private schools in Ontario. As an alternative, students can also receive education via homeschooling.

We operate three OSSD schools through our subsidiaries: Lowell Academy, Toronto Art School, and Toronto ESchool:

Lowell Academy (online and in-person teaching)

Lowell Academy—9651837 Inc., which does business as Lowell Academy, offers high school credit courses and university preparatory courses for grades 9 to 12 in person at its facility in Toronto and online. Lowell Academy has signed agreements with Trent University and Algoma University that allow Lowell Academy graduates who have achieved a grade of more than 80% in Grade 12 English to be directly admitted to the degree programs in these two universities. Lowell Academy was founded in March 2016. We acquired a 70% equity interest in Lowell Academy in June 2021.

Supported by 12 certified teachers, Lowell Academy operates six terms per academic year so that international students have more flexibility in scheduling their studies. In each of the six terms, students concentrate on two courses. We believe that this is helpful for international students to overcome language difficulties. In comparison, all public and most private OSSD schools operate two semesters per academic year.

Based on the need and competence of the individual student, Lowell Academy offers personalized programs to best serve students. To ensure the quality of education, all courses are taught in small classes by Ontario Certified Teachers, or OCT’s. Additionally, students have access to one-to-one consultation from bilingual consultants. The teaching facilities consist of modern teaching equipment, computers, and science labs.

To enrich students’ learning experience and to enhance their connection with Canadian society, Lowell Academy also organizes special learning camps, one in the summer and one in the winter. Through these learning camps, the participating students have a chance to explore the world and extend their study beyond their comfort zone.

Tuition at Lowell Academy and the marketing costs that we pay our agents to recruit students are:

•	Full enrollment:	$14,400 for 8 credits
•	Individual course credit:	$680 per credit
•	Individual counseling:	$32 per hour
•	Winter and summer camps:	$2,400 for a 15-day program
•	Marketing costs:	30% to 50% for full enrollment 20% for individual course credit

Lowell Academy has established a comprehensive student management system through which the students, parents/guardians, and school can have effective communication. Whenever there is a problem with an individual student, all parties involved can work together for the best solutions. This ensures that all students can properly make progress with their learning plan. For students with learning difficulties, Lowell Academy offers extra time and opportunities so that they can catch up.

We believe that Lowell Academy has built a reputation for high quality education through its students’ success. All graduated students have been admitted to colleges and universities.

Toronto ESchool (online teaching only)

Toronto ESchool Ltd., or Toronto ESchool, is an internet-based high school that provides grade 9 to 12 OSSD online courses to domestic students and to international students. It also provides special English and on-site tutorials for OSSD courses. Toronto ESchool has signed an agreement with Trent University in Peterborough, Ontario, Canada, which allows Toronto ESchool graduates to be directly admitted to the degree programs at that university. Toronto ESchool was founded in 2016. We acquired a 55% interest in Toronto ESchool from an affiliate in November 2017 and an additional 15% interest in June 2020.

We believe that Toronto ESchool, situated in Toronto, is a premier online high school that represents a leading education model in Canada. The school is fully inspected and approved to grant the OSSD diploma by the Ministry of Education (BSID# 886520). Toronto ESchool was founded by Demosthenes Aliferis, a renowned educator in Ontario. It is a pioneer and leader in the early stage of online education in Canada. The Toronto ESchool facilities are located in a Company-owned building at the intersection of 401 Expressway and Wharton Avenue in Toronto, one of the ten largest cities in North America and the largest city in Canada. The facilities comprise approximately 1,000 square feet of office space, which is used for administration, student recruiting, partner meetings, and on-site tutorials. Parking spaces for 300 vehicles adjoin the building.

According to the syllabus formulated by the Ontario Department of Education, Toronto ESchool has mapped out a unified curriculum based on its own research and development and has taken a customized education approach to meet students’ needs with the help of a team of OCT teachers. Through international education cooperation, Toronto ESchool has signed more than 20 OSSD authorized partners around the world to promote its global online education model in North America. Going beyond the traditional brick-and-mortar model, Toronto ESchool enables students to register and start learning anywhere at any time with flexible course schedules and self-paced learning processes. Students from around the world can directly register as Canadian high school students without going abroad, enjoy a high school education in North America, and apply to universities globally with an OSSD diploma.

Toronto ESchool has developed its global reach and presence over the years. Since it commenced operation in 2013, Toronto ESchool has granted more than 7,000 course credits and graduated more than 2,500 registered students, including local high school students in Canada, as well as students from more than 30 countries, including the United States, South Korea, Japan, India, Pakistan, Bangladesh, Singapore, the Philippines, Malaysia, Mexico, Ukraine, Russia, Morocco, Panama, Iran, and Bahrain. Through working closely with more than 100 global agents who recruit students, we have successfully helped thousands of students enter universities worldwide, including Canada, the United States, the United Kingdom, Australia, New Zealand, Japan, Singapore, and Hong Kong.

Tuition at Toronto ESchool and the marketing costs that we pay our agents to recruit students are:

•	Individual course credit:	Canadian students: $480 per credit. International students with a Canadian study visa: $680 per credit. International students without a study visa: $960 per credit
•	Marketing costs:	17% for Canadian students 30% for international students with a Canadian study visa 40% for international students without a study visa

Toronto ESchool has also entered into agreements with the eight public universities and colleges in the Province of Ontario listed below under which qualified Toronto ESchool graduates can be directly admitted without taking the TOEFL or IELTS examinations.

• Wilfrid Laurier University, Waterloo, Ontario	• Georgia College, Barrie, Ontario
• Trent University, Oshawa, Ontario	• Fleming College, Peterborough, Ontario
• Algoma University, Sault Ste. Marie, Ontario	• Centennial College, Scarborough, Ontario
• Laurentian University, Sudbury, Ontario	• Fanshawe College, London, Ontario

Toronto ESchool students who earn an OSSD can apply to colleges or universities in Canada and globally as an Ontario high school graduate. Toronto ESchool has a dedicated professional team to provide hands-on assistance to our students with a view to ensure a high enrollment rate into colleges and universities. A majority of the graduates are admitted by universities in Canada, such as the following:

• University of Toronto, Toronto, Ontario	• McMaster University, Hamilton, Ontario
• University of Waterloo, Waterloo, Ontario	• York University, Toronto, Ontario
• University of Western Ontario, London, Ontario	• Ryerson University, Toronto Ontario
• Queen’s University, Kingston Ontario	• Windsor University, Windsor, Ontario
• University of Ottawa, Ottawa, Ontario

Toronto Art Academy (online and in-person teaching)

Maple Toronto Art Academy Inc., or Art Academy, is a private school approved by the Ontario government (BSID#668739). It was founded in 2012 as Alathena International Academy Richmond Hill. We acquired an 80% equity interest in Toronto Art Academy in 2020.

We believe that with experienced OCT’s and advanced teaching facilities, Toronto Art Academy has become known as one of the top new educational institutions in Toronto. It provides grades 9 to 12 OSSD art programs, short-term art training programs, and summer and winter art camps to domestic and international students. As a specialized high school, Toronto Art Academy has established a four-year, art-focused high school curriculum. In addition to Ontario credit courses, it emphasizes a core art education. It offers the following four courses of instruction:

•	Art university preparatory courses,
•	OSSD high school diploma,
•	Specialized art sub-curriculum and university portfolio courses, and
•	Customized learning internship programs.

These programs enable its graduates to obtain admission into a variety of art programs in universities in Canada. Toronto Art Academy has signed an agreement with the Canadian Film and Television Institute, under which Toronto Art Academy graduates can be directly admitted to the institute.

By offering the following specialized courses, the Toronto Art Academy features the following advantages that are attractive to students with art talent:

Art-focused online OSSD with flexible enrollment, which permits a student to enter its program at grade 9, 10 or 11.
Specialized art courses, including:

o	Media Arts: The media art class focuses on cultivating students’ creativity, artistry, technical skills, and theoretical knowledge. Students produce media art to convey ideas, feelings and beliefs to specific audiences.
o	Visual Arts: The visual arts classes in grades 9 and 10 focus on the appreciation of studio art works, aiming to cultivate students’ visual literacy, transform “sight” into “visual” perception, and explore the expressive power of art and personal opinions of the work and the elements and principles of the design.
o	Music: This course provides students with the opportunity to improve their musical literacy through creation, appreciation, analysis and performance of music (including traditional, commercial and artistic music).
o	Drama: Drama learning provides students with opportunities for role-playing and creating and entering the world of imagination. They learn in a unique way to re-recognize themselves, the art of drama, and the world around them.

University portfolio courses: from our 38 part-time instructors, who are located at our facilities, are experienced professionals who can help students plan their careers at early stages through:

o	Consultation: preliminary consultation and professional evaluation.
o	Training Plan: develop a personal portfolio training plan.
o	Portfolio Creation: guidance for students in the creation of their portfolios.
o	Improvement: portfolio improvement and post-optimization.
o	Interview Coach: students practice with mock interviews.
o	Offer Reference Letter: instructors will offer a reference letter to all students.

Tuition for Toronto Art School and the marketing costs that we pay our agents to recruit student are:

•	Full enrollment:	$12,000 per year (8 credits)
•	Individual course credit:	$624 per credit for Canadian students
$980 per credit for international students
•	Marketing costs:	20% to 40%

U.S. Secondary School Diploma

Griggs International Academy China Co. Ltd. (“Griggs China”), registered in Hong Kong in 2017, is a subsidiary of Griggs International Academy (GIA) USA, which was founded by Mr. Frederick Griggs in 1909 and has been providing US K-12 diploma programs worldwide since then. GIA is owned and operated by Andrews University. Griggs China provides the service in the areas of school facilities set-up services, establishing academic committee and regular meeting system, recruitment and training of core academic team members, promotion and enrollment support, teaching plan support and quality control assessment, boarding program instruction and parent/community involvement support and overseas study planning and services.

Griggs China offers K-12 education resources to students in the Asia Pacific region; it provides US GIA high school courses, independent school and cooperative school model, high-end private schools and high-quality online education. Griggs China provides an integrated set of services to empower schools with GIA programs, including jointly designing a US-China Dual Diploma curriculum, setting up schools and/or managing entrusted school management, recruiting foreign Principals and teachers, monitoring and evaluating teaching quality, and assisting students to register at GIA’s headquarters in the US and obtain a US diploma. Currently in China there are three high schools licensed by Griggs China and one high school licensed by Griggs International Academy.

The market and competition

OSSD is a high school diploma recognized by colleges and universities in most countries and territories. The total number of students enrolled in post-secondary institutions in Canada increases each year, especially in the case of international students. According to Statistics Canada and Immigration and Citizenship Canada, Ontario has had the largest number of international students in Canada over the last ten years, which is largely the result of the increase in OSSD international students.

There are 76 public school boards in Ontario, including 38 public secular boards (34 English boards and 4 French boards (ACÉPO)), 38 public separate boards (29 English Catholic boards, eight French Catholic boards and one English Protestant board), and seven public school authorities that operate in children’s treatment centers. There are 1,503 private schools in Ontario in the 2021-2022 school year. The public high schools in the Markham area, where we are located, include Markville High School, Unionville High School, Bur Oak Secondary School, Pierre Elliott Trudeau High School, and Bill Crothers Secondary School. Private high schools in the Markham area include Peoples Christian Academy, J Addison School, Holy Trinity School, TMS School, and La Citadelle International Academy of Arts and Science. These competitors have long history, relatively large campus and excellent teaching facilities.

Our Plan to grow

Based on our existing programs that are with flexible scheduling and supported by advanced teaching facilities and methods, we expect to enhance our OSSD programs as follows:

•	Engage in partnerships with more public colleges and universities. Under the leadership of our Board of Directors, we have been working with universities on agreements that will allow our qualified graduates to be directly admitted to their degree programs without English proficiency tests.
•	Establish a comprehensive student management system based on Artificial Intelligence, or AI. This system will be able to trace the learning journey of individual students and produce personalized tutorials to optimize their learning productivity.
•	Build a virtual teaching lab based on Virtual Reality, or VR, which we believe can greatly enhance our students’ learning experience. The VR lab will visualize complicated methods and processes in subjects such as math, physics, chemistry, and biology, making it easier for students to comprehend.
•	Develop OSSD Massive Open Online Courses, or MOOC, which will be aimed to provide enriched learning components for our students. We have already built a MOOC platform that is currently used for animation education.
•	Further develop a marketing network in targeted countries, including China, India, Brazil, and southeast Asia.

Regulatory Matters

In Ontario, private schools operate as for-profit businesses or non-profit organizations, and as a result, the scheduling of the academic year, tuition, student recruiting, and school administration are not subject to control by the Ministry of Education. However, the curriculum must comply with the OSSD curriculum prescribed by the Ministry of Education. Private schools do not receive any funding or other financial support from the Ontario Provincial government. The Ministry does not regulate, license, accredit or oversee the day-to-day operation of private schools.

Despite this flexibility, any person, business, or non-profit entity wishing to operate a private school in Ontario must do so in accordance with the legal requirements of the Education Act, as amended by the Education Amendment Act, or more commonly known as Bill 82, and with the policies and procedures detailed in “Private Schools Policy and Procedures Manual” issued by Ministry of Education.

Over the past two school years, the COVID-19 pandemic has had a significant impact on the delivery of education in Ontario. Under a new Ministry of Education policy, starting with the grade 9 cohort for the 2020-21 school year, students will be required to earn two credits online as part of the graduation requirements of the OSSD. Online courses will be a mandatory graduation requirement.

College and University

We operate two colleges, Conbridge College of Business and Technology and Max the Mutt College of Animation, Art & Design, that offer college diploma programs, short-term training courses, vocational training programs, and collaborative education in partnership with public colleges and universities (1+3 and 2+2 programs) for bachelor’s degrees.

Conbridge College of Business and Technology

Conbridge College of Business and Technology, or Conbridge College, is a private vocational institute registered in Ontario under the Private Career College Act of 2005. It offers a wide variety of short-term, specialized programs, professional examination preparation, and professional development training courses and is qualified to confer college degrees. Conbridge College focuses on providing educational resources with a goal of ensuring the success of its graduates by equipping them with the knowledge and skills needed by potential employers. Its faculty members are experienced working professionals who have academic credentials that correlate with their areas of expertise.

The predecessor to Conbridge College was founded in 2005 as Toronto Engineering Training Centre, whose mission was to offer short-term courses and pre-examination sessions to facilitate the integration of new immigrants into the Canadian workforce. Its current training programs cover such areas as civil engineering, mechanical engineering, environmental engineering, and electrical engineering. The courses are designed to meet the immediate needs of newcomers to Canada. Since 2016, Conbridge College has prepared more than 300 students for entry into Canada’s labor force as trained engineers and professional technicians. Its strategic plan is to develop and register more college diploma programs and to seek partnerships with public colleges and universities.

Currently Conbridge College offers two vocational programs that are registered with the Ontario Ministry of Colleges and Universities:

•	Quality Control and Assurance
•	Computerized Accounting

Another three vocational programs have been registered and are pending approval:

•	Business Administration
•	Game Design
•	Global Business Management

Our subsidiary Farvision acquired an 80% equity interest in Conbridge College on September 1, 2021. Under the new ownership, Conbridge College has made the following advancements:

•	Establishing an Academic Advisory Board and Quality Assurance Program. Farvision recognizes the importance of creating, developing, and implementing quality assurance processes to ensure academic and service excellence. The approach extends beyond compliance with external and government regulations, standards, and practices. In addition to the quality assurances in place at its various educational units, Farvision has established an Academic Advisory Board chaired by Dr. Harley d’Entremont, our Chief Academic Officer.
•	Developing a public college-private college partnership, or PPP, program with College Boreal, or Boreal. A PPP program is a contractual arrangement between a public college of applied arts and technology in Ontario and a third party for the delivery, by the third party, of college programs leading to an Ontario College Credential. Third party means an independent legal entity other than a college of applied arts and technology, publicly assisted university or Indigenous Institute prescribed under the Indigenous Institutes Act, 2017. In short, this is a partnership between a public college and a private college. We are in negotiations with Boreal to enter into an agreement for a PPP program in which Conbridge College will provide educational courses and facilities to Boreal’s students.
•	Developing 2+2 programs in partnership with the University of Canada West, or UCW, Trent University, and Lakehead University. Under this program, students who successfully complete their two-year course of study at Conbridge College can be admitted to a partner university to complete a bachelor’s degree.

Student Services

In terms of student services, the Binding Policy Directive from the Minister of Education requires that “students enrolled in programs offered through PPP’s are entitled to all the rights and privileges afforded to other students of the college” and that “colleges will be held accountable for ensuring access to an appropriate range of student supports, either on the partnership campus, in the community, or through the college’s main campus.” Conbridge College has submitted a proposal to Holland College on Prince Edward Island for a PPP that would provide that students enrolled in the PPP program would have an appropriate range of services provided to them by Holland College. These services would include, student housing, and career development. As is the case with smaller campuses of public colleges, this range of services may not be as broad as the range of student services offered on the main campus, but will cover the essential services required, and may expand over time as enrollment grows.

Advantages of Conbridge College

Conbridge College had a history of successful operations prior to the COVID-19 pandemic, and we believe that it is now positioned for healthy growth supported by the following advantages:

•	Financial Stability. We believe that we have the financial viability to offer potential students a stable educational environment. We have cash flow from our short-term training courses, ownership of a dedicated educational facility with up to 100,000 square feet usable space for educational purposes in the heart of Markham, a high-tech center, a network to recruit international and domestic students to meet the demand of enrollment trends, and plans for future commercial real estate development with the potential to triple our capacity for student enrollment.

•	Quality Assurance. We are committed to ensuring quality assurance. As an example of the application of quality assurance procedures for its operations, Conbridge College has developed and implemented several procedures and methods to implement quality assurance for all programs delivered, including data collection, analysis, and improvement measures. The following practices are conducted currently on a regular basis. Faculty meetings are held at the end of each semester to review the courses offered and textbooks selected for the program. The information and insights gathered at these meetings is then used to enhance teaching effectiveness and improve the quality of the programs. A program assessment meeting is held at the end of each academic year. The program advisory committee conducts assessments of the operations of the program and recommends possible revisions to maintain the relevance of the program. Research is conducted constantly to ensure that Conbridge College is aware of key trends in terms of academic training requirements in each field of study as well as any change of demand in the field. Moreover, we monitor similar programs in other institutions annually to ensure that our programs are comparable and competitive. In addition, a survey of employers’ needs is conducted annually to ensure the program is providing students with useful knowledge and the practical skills required by the employers. Surveys of the graduates of the program are also conducted annually to get their feedback, their perception on the usefulness of the program, how it has prepared them for their current employment, and what they found to be most pertinent for their employment. Moreover, graduates are asked to provide suggestions on ways that the program could be improved.

Conbridge College’s tuition and the marketing costs that we pay our agents to recruit students are set forth below:

Two-year college diploma programs open only to international students:	$20,000 per year
Marketing cost:	20% to 50% of tuition paid

One-year college certificate programs open principally to Canadian students:	$6,750 per year
Marketing cost:	20% to 30% of tuition paid

Short-term training courses:	$675 per course
Marketing cost:	10%

Industry competitors

The following private colleges have entered into PPP agreements with public colleges in the Greater Toronto Area:

•	Lambton College-Toronto Campus
•	Sault College - Toronto Campus
•	Niagara College Toronto Campus
•	Northern College at Pures Toronto
•	St Clair College Toronto Campus
•	Mohawk College Mississauga Campus
•	Canadore College in Toronto
•	Loyalist College in Toronto
•	Cambrian College at Hanson in Toronto

These are all public colleges that have PPP programs with other private colleges. In comparison with these colleges and their partnerships, we have the following advantages:

•	Facilities: we currently own three buildings at two campuses, providing a total of 180,000 square feet of teaching space. We are in the process of acquiring two additional buildings comprising 433,000 square feet that will constitute our third campus.
•	Academic program: under the leadership of our Board of Directors, the academic programs are frequently updated and expanded for the best quality and to reflect the demand of the market.
•	Marketing: we have a global network of agents to recruit international students. This enhances the promotion of our programs and student recruiting.

Marketing

To promote multi-level, innovative partnerships and develop education on a global scale, Farvision is actively extending its outreach to recruit students from China, India, Vietnam, Southeast Asia, South Korea, Japan, Latin America, and other regions. Our mandate is to create a first-class learning environment and to develop opportunities for international students to allow them to study in Canada and pursue their educational, personal and career goals.

Farvision, through its colleges and schools, has developed partnerships with Canadian universities, public colleges and school boards in Ontario, Nova Scotia, Saskatchewan, and British Columbia. Farvision’s staff visits the key overseas markets and participates in education fairs in China and Hong Kong regularly.

Max the Mutt College of Animation, Art & Design

Max the Mutt College of Animation, Art & Design, or MTM, formerly known as Max the Mutt Animation School, and Studio M, was founded in 1997 as a Private Career College under the Private Career Colleges Act, 1990 with the Ontario Ministry of Advanced Education and Skills Development (Registration number 101408). MTM is located in Toronto, Canada.

Programs

MTM offers three four-year college diploma programs, Animation, Concept Art, and Illustration & Storytelling for Sequential Arts. The curriculum is largely designed, regularly reviewed, and updated by working professionals. Most faculty are working professionals who teach part-time. MTM also regularly offers short-term workshops and training courses.

Over the last 25 years, MTM has produced approximately 4,000 graduates who have entered the animation industry. Many of these graduates have joined animation studios such as Pixar, Walt Disney Animation Studios, and DreamWorks, or created their own studios. MTM currently has about 150 students. We believe that the market demand for graduates of animation programs has been rapidly expanding in recent years.

MTM’s tuition structure

-	Animation Diploma,	$9,480/year for year 1, 2 and 3 (local students)
$10,280 /year for year 4 (local students)
$11,200 /year for year 1, 2, 3 and 4 (international students)

-	Concept Art Diploma, Illustration & Storytelling for Sequential Arts Diploma

$9,480 /year for year 1, 2, 3 and 4 (local students)
$11,200 /year for year 1, 2, 3 and 4 (international students)

-	Short-term training

o	Portfolio development:	Learn to draw $700 /7 hours
Single Session Life $36 /hour

o	Workshop	Introduction to traditional animation $320 /7 hours
Illustration Basics of Clip Studio Paint $260 /3 hours
Creating a Webcomic Series $320 /7 hours

o	Professional Development
Introduction to Autodesk Maya $680 /7 hours
Digital Painting for Professional Development $60 /hour

Development

MTM entered into an agreement in 2018 with Duncan of Jordanstone College of Art and Design, or Duncan College, located in Dundee, Scotland, for collaborative education. MTM students can be admitted to Duncan College for a one-year master’s program after they have successfully completed the four-year program at MTM. This is known as a “4+1 program.” MTM is also developing a “2+2 program” with two Canadian public universities (Trent University and Brock University) in disciplines related to animation and art education. Under a 2+2 program, MTM students will be able to directly transfer to a public university for the remaining two years of study for bachelor’s degree after they have completed the first two years of study at MTM.

MTM is also preparing to file an application to convert all of its three college diploma programs to university bachelor’s degree programs with Ontario Ministry of Colleges and Universities. We expect MTM to obtain this approval by the end of 2023. These bachelor’s degree programs are expected to be housed in one of our three campuses, located at 200 and 260 Town Center Blvd., Markham, Ontario. We are the sole owner of these two buildings that have a total floor area of 100,000 square feet.

We believe that MTM programs have developed an exceptional reputation both nationally and internationally, which we believe will enhance MTM’s opportunity to attract highly talented students from all over the globe.

Marketing

We believe that the acquisition of MTM will generate a great opportunity to further develop MTM’s degree programs and relationships with other universities. Farvision has a global network of marketing agents that will connect MTM with potential talented art students. While maintaining MTM’s Canadian market share, Farvision plans to progressively promote MTM’s existing programs to attract international students. Targeted markets include China, India, South American countries, and southeast Asian countries. With expanded academic programs and enhanced teaching facilities, we plan to increase the enrollment to 2,000 students.

Post-Secondary Education Services in Canada

Canada ranks as the fourth most popular destination for international students after the United States, United Kingdom, and China. According to Statistics Canada, in the school year 2018-2019, revenue of universities and degree-granting colleges reached more than $31.8 billion by 2020. (see table below for details). We believe significant potential for growth exists in the post-secondary education service industry in Canada.

Revenues of universities and degree-granting colleges ($ Millions)

	2018	2019	2020
Canada	31,425	33,035	31,939
Ontario	19,944	21,137	21,082

Master’s Degree Programs

We presently offer educational opportunities at the master’s degree level through a collaboration agreement that Farvision signed with Niagara University Ontario, or NUO, on July 14, 2021. Under that agreement, Farvision is the exclusive student recruiting agent for NUO in Canada, India, and certain countries in southeast Asia. MTM also offers opportunities for a master’s degree through an agreement with Duncan of Jordanstone College of Art and Design, Dundee University. These programs are described in further detail below.

Niagara University Ontario

Niagara University Ontario was established on January 18, 2019 as the Toronto campus of Niagara University in Lewiston, New York, which was founded in 1856. NUO’s campus is located in the Expo City commercial and residential complex of the Vaughan Metropolitan Centre, Ontario. The campus covers 12,000 square feet, with classrooms, faculty offices, and student lounge and other facilities.

Currently, NUO offers four master’s degree programs that are registered with Ontario Ministry of Colleges and Universities:

•	Master of Science in Education.
•	Master of Business Administration.
•	Master of Science in Finance
•	Master of Science in Information Security and Digital Forensics.

Advantages of Niagara University Ontario Programs

We believe that the master programs offered by NUO have the following advantages:

•	Admission criteria: the English language proficiency requirement for admission is relatively low in comparison with other similar programs. In order to assist students to be better prepared for the challenges that they need to succeed at the master’s degree level, Farvision provides pre-masters courses and language training.
•	Relatively low tuition for the Greater Toronto Area: The total tuition fee for the NUO MBA program is approximately $38,000, and the other master’s programs are approximately $96,000.
•	Qualified for immigration and working permit: after graduating with a master’s degree from NUO, students can apply for a three-year working permit, and after one year of work, one can apply for immigration to Canada.

Competition

Major competitors for NUO’s MBA program is set forth below:

MBA colleges in Canada	Tuition (domestic)	Tuition (international)	GMAT Score	Location
The University of Toronto – Rotman School of Management	81,915	101,734	670	Toronto
York University – Schulich School of Business	57,613	85,010	660	Toronto
Western University – Ivey Business School	66,203	68,191	660	London
Queen’s Smith School of Business	62,823	79,125	650	Kingston
Sobey School of Business	22,664	34,195	590+	Halifax
Brock University – Goodman School of Business	20,650	24,650	550+	St. Catharine’s
Carleton University – Sprott School of Business	26,592	43,738	550+	Ottawa
McMaster University – DeGroote School of Business	60,437	65,209	590	Burlington
Ryerson University – Ted Rogers School of Management	17,778	30,807	NA	Toronto
Simon Fraser University – Beedie School of Business	33,797	44,394	620	Vancouver
University Canada West (UCW)	27,913	27,913	NA	Vancouver
The University of Windsor – Odette School of Business	15,341	38,121	600	Windsor
University of Ottawa – Telfer School of Management	41,590	50,895	550+	Ottawa
Wilfrid Laurier University	25,162	36,751	550+	Toronto/Waterloo

Major competitors for the other master’s degree programs is summarized below.

University	Program	Tuition (Domestic) ($)	Tuition (International) ($)
McMaster University	MBA with concentration in finance	34,990	34,990
Ryerson University	MA in International Economics and Finance	53,280	53,280
University of Alberta	MBA with specialization in finance	58,608	58,608
University of Saskatchewan	Masters of Finance	7,952	11,928
Saint Mary’s University	Masters of Finance	30,616	37,375
UBC	Masters of Finance	29,047	44,755
University of Toronto	Masters of Finance	49,392	71,865
Ontario Tech University	Master of Information Technology Security	6,027	30,483
University of Ottawa	Master of Computer Science - Bioinformatics	12,792	43,769
Concordia University	Master of Engineering in Information Systems Security	9,973	32,138
Trent University	Master of Science in Forensic Science	6,369	20,068
University of New Brunswick	Master of Cybersecurity	5,693	10,578
University of Calgary	Master of Information Security and Privacy	4,448	12,491
New York Institute of Technology (Vancouver)	Master of Science in Cybersecurity	18,127	22,795

Duncan of Jordanstone College of Art and Design, Dundee University

Duncan of Jordanstone College of Art & Design, or Duncan, is the creative heart of the University of Dundee, internationally known for its high-quality teaching and research. It offers a broad range of bachelor’s degree programs in art and design, including animation, art and design, art and philosophy, and graphic design. Its graduate programs include Animation & Visual Effects (VFX) Master of Science (MSc), Art & Humanities Master of Fine Arts (MFA), Art, Science & Visual Thinking MFA, Comics and Graphic Novels Master of Letters/Master of Design (MLitt)/Mdes), Design for Business MSc, Design for Healthcare MSc, Fine Art MFA, Forensic Art & Facial Imaging MSc, Medical Art MSc, and Product Design MSc.

Under the 4+1 agreement signed on September 10, 2018, between MTM and Duncan, MTM graduates will be treated as though they have earned a bachelor’s degree and will be able to apply for admission to the following master’s degree programs:

•	MSc in Animation and Visual Effects
•	MDes or MLitt in Comics and Graphic Novels
•	MSc Design for Business
•	MSc in Forensic Art
•	MSc in Product Design
•	MFA in Art and Humanities
•	Masters courses in Humanities, such as Film Studies or the MLitt in Science Fiction

Vocational Education

Vocational education is a different learning option from the path of college or universities. It offers a career path that imparts the skills and knowledge needed to work in a given occupation. It is coordinated with the requirements of the labor market and is an integral part of the education system.

We believe that good vocational education expands a student’s ability to keep a job and teaches students how to educate themselves as they follow a career path. Vocational education usually provides for a quick education that will provide a marketable skill in a short time span. Often vocational programs are implemented on aspects of skilled trades license training, skilled trades career training, and high demand job training. Even though at the outset vocational education programs are relatively short in duration, lifelong learning is what students should continuously engage over their diverse career paths. Teachers focus on teaching students how to grow with technological trends, because few careers are stable technologically. However, the basics are generally constant in most fields.

The Canadian government has adopted a “block-purchased” training approach to fund large-scale training in response to the needs of certain recovery industries such as construction, manufacturing and hospitality. Examples of such programs include the Canada Ontario Job Grant Program, or COJG, the Second Career Program, and the Canadian Apprenticeship Program.

We offer the following vocational education programs through:

•	Halifax Language Institute of Canada – Toronto Campus: language training.
•	Personal Service Worker, or PSW (in partnership with Cambrian College).

Immigration

According to the 2020 Annual Report to Parliament on Immigration” produced by Immigration, Refugees and Citizenship Canada, or the IRCC (available on https://www.canada.ca/en/immigration-refugees-citizenship/corporate/publications-manuals/annual-report-parliament-immigration-2020.html), 1.23 million people are expected to immigrate to Canada in the next three years. Canadian Immigration Minister Marco Mendicino declared three-year immigration plan for the next three years that will bring more skilled technicians, family members, and refugees.

2021 —— 401,000 New Immigrants

2022 —— 411,000 New Immigrants

2023 —— 421,000 New Immigrants

We believe that 1.23 million new immigrants will result in substantial opportunities for the Canadian vocational training market.

Second Career Program

The Second Career strategy launched by the Ontario Ministry of Training, Colleges and Universities pays for the training or education that Ontarians require to get a better job. It provides financial assistance of up to $22,400, or more in some cases, to pay for tuition, living expenses, help caring for dependents, travel, transportation, disability supports, other living and training costs, and books.

The market size of the Canada Second Career Training Project is estimated to be $26.4 billion for 1.19 million people between 2022 and 2027. This estimate is based on the following official numbers issued by the Canadian government:

•	The actual working population in Canada is 18.3 million.
•	The annual average unemployment rate in 2020-2021 is 8.5%
•	The unemployment rate in Canada should be 6.5% if without the effect of COVID-19, which means the number of unemployed workers would normally be approximately 1.2 million.
•	An individual’s Employment Insurance, or EI, living expense is $22,400.

Canada-Ontario Job Grant and Apprenticeship Programs

The Canada-Ontario Job Grant, or COJB, provides direct financial support to individual employers or employer consortia that wish to purchase training for their employees. It is available to small, medium, and large businesses with a plan to deliver short-term training to existing and new employees.

Between 2016 and 2022, Canadian governmental jurisdictions have made the following expenditures for training:

•	$42.2 million in apprenticeship programs.
•	$33.6 million in the Specialist High Skills program.
•	$16.6 million in a pre-apprenticeship program, which is mainly open to secondary school students.

Vocational Education Revenue in Canada

Vocational education’s revenue in Canada from 2016 through 2020 is shown below in millions of US$.

	2016	2017	2018	2019	2020	Total
Skilled Trades Certificate
Canada	212.42	186.62	196.34	203.06	212.42	1,010.8
Ontario	45.5	52.17	56.4	66.8	79.1	299.95

Apprenticeship Training Programs
Canada	72	72	72	72	7	72
Ontario	28	28	28	28	28	28

Canada-Province Job Grant
Canada	1,014	1,044	1,042	1,067	1,093	5,261
Ontario (COJG)	459.81	496.4	492.0	514.52	520.38	2,483

EI funded second career
Canada	3,904	4,064	4,032	3,424	2,552	18,976

Personal Service Worker

To meet the growing need for personal service workers, or PSW, as a result of the growth of the aging population in North America, we have begun to build up our capacity to provide the education for PSWs. We are taking the following steps to enhance our educational resources to address this opportunity:

•	Collaborating with public colleges in which PSW training is offered: we have signed a Recruitment Agent Agreement with Cambrian College. Through offering student recruiting services to Cambrian College, we believe that we can take advantage of the growing market in China, India and other southeast Asian countries for PSW education.
•	We are also taking the initiative to establish our own PSW program in our facility located at 41 Metropolitan Road, Toronto. This program will be a part of our vocational education program that is to be operated in this specialized teaching facility. The development of our own PSW program will be based on the success of our collaboration with Cambrian College and our marketing network.

The duties of a PSW include managing daily tasks for people who are suffering from illness or injury or dealing with the effects of aging. PSWs generally provide services in home management, personal care, family responsibility, social and recurrent activities, and spiritual comfort. In Canada, where the population of people above 65 years has increased significantly and most family members work outside the home, it has become a significant challenge for family members to provide the full-time care that their elderly or ill family member needs. More and more families are now looking for PSWs to provide home-based health care.

The PSW Job Market

According to the Ontario Ministry of Health and Long-term Care, as many as 100,000 professionals work in the PSW field in Ontario. Approximately 34,400 PSW positions are expected to open nationwide before 2026. In addition, Employment Canada notes that many full-time and part-time positions are available for PSWs. Sixty percent of PSWs work full-time, while 40 percent work part-time.

The median wage per hour in Ontario for this profession is $13.20. PSWs who work in city-owned nursing homes, however, can make as much as $17.60 per hour, and those in hospitals can earn approximately $18.40 per hour.

We believe that the outlook for employment in Ontario after completing PSW training is positive, based on several factors, including employment growth and positions opening up as current employees retire. More specifically, opportunities in the PSW field are expected to be driven by the needs of Ontario’s senior population, as well as how much funding is provided for these types of health care services. In fact, approximately 2.68 million people, or 18.1% of Ontario’s population, are seniors aged 65 and over. That percentage is expected to increase to 25 percent by 2041.

PSWs are generally employed by the following organizations:

•	Home Care
•	Retirement Homes
•	Assisted Living Rooms
•	Palatine Care Centers
•	Hospitals
•	Long-term Care Facilities
•	Community Adult Day Programs
•	Supportive Housing Settings
•	Group Homes
•	Educational Facilities

We believe that training as a PSW affords several advantages to immigrants. From June 18, 2019, the IRCC, officially launched two new five-year caregivers pilot projects for nursing immigrants, the family support care project, and the family early childhood care project. Through these projects, qualified PSW and their family members are eligible to applying for immigration to Canada. Minor children who accompany immigrants under these programs can enroll in free public education in Canada. After obtaining a work visa and working in Canada for two years, participants in the programs can apply for permanent resident status directly.

Advantages of Ontario PSW immigration project

We believe that the Ontario PSW immigrant project provides several advantages to prospective immigrants to Canada:

•	Low risk: the 3-year open work permit period is sufficient, and a participant can freely choose employers and industries.
•	Low language requirements: immigrants have low language requirements. They do not need to provide IELTS scores in the early stage and only need to provide 5 IELTS scores in the later stage.
•	Flexible courses without pressure: the opening time is flexible and there is no need to wait for the opening season. The training courses are divided into skill training, professional terminology training, and pre-job training. Low learning pressure, with pre-exam training courses to enhance the chances of passing required examinations.
•	Formal certificate: after passing the examination at the end of the course, a participant can obtain the National Association of Career Colleges, or NACC, certificate and obtain employment with the certificate. The certificate is issued by the unified management function training institution in Canada. The NACC certificate is common in North America.
•	Short immigration time: the part-time work experience during study can be used to deduct the requirements of up to nine months of immigration work experience, so as to reduce the time required to obtain permanent resident status.
•	High employment: our program provides paid internship opportunities during the study period, and a participant can continuously earn income during the immigration process; the employment contract can be signed at the same time of obtaining the academic visa, and permanent employment? can be assigned after graduation; and employment can be obtained upon graduation; all employers meet the employer guarantee requirements of Ontario and realize the one-stop process of “Study Abroad, Work and Immigration”.
•	Good development prospects: PSW private nurses are in short supply in all provinces and regions of Canada, with stable work, high income and large room for rise. Applicants who want to work in medicine in the future can use this as a springboard. After obtaining immigration status, they can continue to study RPN (registered intern nurse) and RN (registered nurse).

Employment Prospects for PSW Nursing Students

We believe that the employment prospects for PSW nursing students and other PSWs are very promising.

With the surge in demand for nursing professionals in the international medical market, the phenomenon of “nursing shortage” has become increasingly prominent in various countries. In the next 10 years, the United States, Britain, Canada, New Zealand, Singapore, Japan and other countries in the world will be in urgent need of two million nurses.

The worldwide shortage of nurses has created more opportunities for nurses in various countries to enter the international market. Nursing is listed as a specialty talent by many governments. The shortage in supply coupled with growth in demand has driven up the compensation for nursing professionals. For example, the average annual salary of nurses in North American countries is US$50,000, while North American countries lack more than 300,000 nurses. In Australia, nurses are most likely to find jobs or get promotions. At the same time, if they have the qualification of Australian registered nurses, they are equal to getting a “green card” to work in commonwealth countries. Many European countries, such as Britain, France and Germany, have many preferential policies for nurses. Therefore, we believe that well trained nursing professionals with extensive professional knowledge and fluent international communication skills have broad prospects for employment.

With the transformation of countries to an aging society, we believe that PSWs engaged in geriatrics will be especially popular in the future, and doctors and family nursing practitioners will also become popular careers. With the improvement of people’s living standards, the disease spectrum of people has changed, and the demand for chronic disease care has increased. While people pay attention to physical and mental health, their awareness of disease prevention and self-care has also been strengthened. Accordingly, we believe that community medical care is facing a rare opportunity.

Partnership College Introduction

Since 1967, Cambrian College has been a leading post-secondary institution in northern Ontario. In 2021, Cambrian College had more than 11,000 students, with over 4,100 in 80 full-time programs, and over 7,000 students in almost 900 part-time courses and programs across three campus locations.

Cambrian College offers a one-year postgraduate certificate program, a two-year or three-year diploma program, and one-year certificate program. Students are eligible to apply for a work visa, or a PGWP, after graduation. There are more than 60,000 graduates of the college.

Halifax Language Institute of Canada - Toronto Campus: Language Training

Halifax Language Institute of Canada, or the Halifax Institute, is a private language school approved by the government of Nova Scotia and registered with the Ministry of Immigration, Refugees and Citizenship (File No.: O19091611322) on November 6, 2012. The Halifax Institute is certified by Languages Canada and by the Chinese Embassy in Canada. The Halifax Institute was founded by its president Dr. Wang Hong, who is also an IELTS examiner and longtime professor of English at Mount Saint Vincent University in Halifax, Nova Scotia, Canada.

Farvision signed a cooperation agreement with Halifax Institute on October 10, 2021, under which the two parties will establish a Toronto Branch of Halifax Institute, or the Halifax Institute Toronto. Halifax Institute Toronto is to be housed at our facility in Toronto. The Halifax Toronto Branch is expected to begin offering courses in July 2022. Under the cooperation agreement, Farvision is responsible for operation of the Halifax Institute Toronto and the enrollment of students in all courses offered by the Halifax Institute. Halifax Institute is responsible for school qualification and investment in brand and course development. As a part of its obligations under the cooperation agreement, the Halifax Institute is responsible for the express entry project between the Halifax Institute and Canadian public universities, which provides that as long as students obtain the English for Academic Purposes, or EAP, language qualification of the Halifax Institute, they are eligible to attend cooperative public universities without taking TOEFL / IELTS tests. Students at Halifax Institute Toronto will participate in language learning programs for four to eight months in the school, after which qualified students will be eligible to apply for university admission without taking the IELTS and TOEFL examination.

Halifax Institute Toronto will offer a variety of academic and general English courses and customized English courses for the training of employees in various enterprises. The mission of the Halifax Institute Toronto is to provide students with customized learning courses to improve their self-confidence, fluency and accuracy in English learning, so that students can master personal, academic and professional English skills. It attaches importance to each student’s unique advantages, learning habits and learning methods. Students learn through task-based learning, which aims to enable them to practice language skills in real life. Halifax Institute Toronto will provide the following courses:

•	English for Academic Purpose, or EAP.
•	English as a Second Language, or ESL, and English as an Additional Language, or EAL.
•	University and College Bridging Program, or UBP.
•	Test Preparation (IELTS, TOEFL).
•	Additional Language Training in Spanish, French, Mandarin, Arabic, and Korean.

Halifax Institute Toronto will also offer the following services to its students:

•	Test of English for International Communication, or TOEIC, and Test de Français International, or TFI, Test Center.
•	Homestay Program & Residence Housing.
•	Student Centered Learning Methodology.
•	Engaging Student Activities.
•	Multilingual Support Staff.
•	Engaging and Impactful Community Volunteer Program.
•	In-House Travel Planning Services.

The Halifax Institute has signed cooperation agreements with the following 19 public universities and community colleges in Canada. Under these agreements, our students can use their EAP credit in lieu of TOEFL or IELTS in the application for admission to these universities and colleges:

• University of Regina, Regina, Saskatchewan

• Wilfrid Laurier University, Waterloo, Ontario

• Saint Mary’s University, Halifax, Nova Scotia Mount Saint

• Vincent University, Halifax

• Nova Scotia University of Prince Edward Island, Charlottetown, PEA

• Acadia University, Wolfville, Nova Scotia

• Bishop’s University, Sherbrook, Quebec

• NSCAD University, Halifax, Nova Scotia

• Yorkville University, Vaughn, Ontario

• St. Francis Xavier University, Antigonish, Nova Scotia

• Georgian College, Barrie, Ontario

• Lakehead University, Thunder Bay, Ontario

• Trent University, Peterborough, Ontario

• Toronto Film School, Toronto, Ontario

• Nova Scotia Community College, Halifax, Nova Scotia

• Algonquin College, Perth, Pembroke, Ontario

• New Brunswick Community College, Fredericton, New

• Brunswick

• St. Lawrence College, Kingston, Ontario

• Nova Scotia College of Early Childhood Education, Halifax, Nova Scotia

Education Services

Study and Immigration Visa Services

Visionary Education Services & Management Inc., a direct wholly owned subsidiary of our Company, provides Canada study visa and immigration visa services. The application for a Canadian study visa is a complicated process, which includes both a study permit and a study visa. The study permit is issued the Canadian Government and allows foreign nationals to study at designated learning institutions, or DLI’s, in Canada. A study permit can be obtained through a face-to-face interview by immigration officers or through a visa issued by a Canadian embassy. After receiving a study permit, all students who wish to study in Canada must apply for a visa, and students can apply for it through the visa center of the Canadian Embassy. Visionary Education Services & Management Inc. assists international students with each step of the study permit and visa application process.

Other Services

In order to better serve international students, we also provide a full range of other services for international students’ dormitory living, including dormitory decoration, water and electricity maintenance, facilities and equipment maintenance, daily necessities, and school supplies through Visionary Education Services and Management Inc.

Our Education Facilities

In 2019, we acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Zhou for $3,210,000. At the time of the acquisition, 123 Real Estate, which changed its name to Visionary Education Real Estate Group Inc. in 2021, owned the Metropolitan Road and Peterborough properties described below. Through the end of our 2021 fiscal year, rental income from and sales of these properties have been our principal source of revenue. In April 2021, we acquired the Town Centre Boulevard properties described below. While all or a portion of each of the buildings that we own are currently leased to unaffiliated third parties, we expect that rental income from such leases will decline as the leases expire and we plan to use the available space for our principal education business. See “Business-Properties”, “Risk Factors.”

We own two buildings in Markham, Ontario, which house our current operations, and one building in Toronto, and are expanding to develop Visionary University Town, which will be established in two additional office buildings on a seven-acre campus that we have agreed to purchase, with a closing scheduled for March 2022. We believe that these facilities are sufficient for our current operations and planned expansion.

Town Centre Boulevard

Our operations are currently conducted at 200 Town Centre Boulevard in Markham, Ontario. The building, which we own, is approximately 52,217 square feet of office space. Toronto Art Academy, Lowell Academy and Conbridge College each lease space at the building. We also lease office space in the building to unaffiliated third parties, whose leases expire between February 2022 and August 2027.

We also own a 39,252 square foot office building at 260 Town Centre Boulevard. All of the space in the building is currently leased to unaffiliated third parties, whose leases expire between June 2022 and October 2024.

Metropolitan Road

We own a 62,140 square foot warehouse at 41 Metropolitan Road in Toronto. Substantially all of the building’s space is currently leased to unaffiliated third parties, whose leases expire between October 2023 and April 2026. While currently used as a warehouse, 41 Metropolitan Road was originally built as a commercial/industrial building and may be used for adult education.

VUT

In order to strengthen the competitiveness of our college and university businesses, to provide a state-of-art learning environment to match with the growing demands for our students, and to develop our partnerships with universities, we are establishing an innovative university town in North York, a suburb of Toronto. VUT will be the campus for our PPP program, with a capacity of approximately 12,000 to 15,000 students.

We executed a purchase agreement on May 19, 2021 to acquire the campus comprising nine acres of land and two buildings, with a total of approximately 433,000 square feet of space for a total price of $73.2 million (C$93.3 million). On July 15, 2022, our wholly owned subsidiary Visionary Education & Service Management Inc. entered into the eighth amendment to the Moatfield Drive Purchase Agreement. Pursuant to the eighth amendment, VESM paid an eighth deposit of approximately $0.8 million (C$1 million) on July 15, 2022 and the closing of the two Moatfield Drive buildings was postponed to August 18, 2022.

We plan to have the facility available for the initial PPP students in September 2022, provided that we can obtain sufficient financing to close the acquisition and make necessary renovations. The current leases, for an aggregate of approximately 388,000 square feet, will expire in September 2025 and May 2026. With the current tenants occupying their respective spaces, there will be 26,000 square feet of available space for our use. Should our PPP program require additional space before the expiration of these leases, we intend to use space at the properties at Town Centre Boulevard.

While we are in discussions to obtain the balance of the financing necessary to close the acquisition, we do not yet have any agreement for the financing for the acquisition or build-out of VUT, and there is no assurance that such financing will be available on terms acceptable to us or at all. We have paid a $15.04 million (C$18.8 million) non-refundable deposit. Ms. Zhou, our founder and majority shareholder has loaned us $4,674,329 to date for the deposit and agreed to loan us $4.8 million by August 31 for funds we also used for the deposit. See “Business-Properties;” “Risk Factors - Potential Loss of Revenue from Property Leases; Related Party Transactions.”

Land Purchases

From 2013 through 2015, 123 Real Estate purchased 28 parcels for residential construction on 22.4 acres of land in Peterborough, Ontario, which we acquired as a result of our acquisition of 123 Real Estate. The initial intent of the purchase was to build an international student housing center. Partly because of the economic adversity caused by the COVID pandemic, we revised our strategy and are not seeking vacant land for development of educational facilities, preferring to acquire existing structures. We sold one parcel of land in the fiscal year ended March 31, 2019, sold 19 parcels in the fiscal year ended March 31, 2021 and utilized a portion of the approximately $6.6 million in sales revenue to purchase additional education companies. We have sold an additional eight parcels in the fiscal year ended March 31, 2022 for revenue of approximately $2.3 million, which we are using for our education business’ operating expenses.

Government Regulation

Canadian Federal and Provincial Laws Governing the Administration of Education

Disclaimer:

This summary is based on the provisions of the applicable laws and regulations in force as of October 1, 2021. This summary considers all specific proposals to amend the Income Tax Act publicly announced by or on behalf of or by the Government of Canada or any applicable Canadian provincial or territorial jurisdiction prior to October 1, 2021 (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise consider or anticipate any changes in law or administrative policy whether by legislative, regulatory, administrative, or judicial action nor does it consider legislation or considerations of any foreign jurisdiction, which may differ from those discussed herein.

Law and Regulatory Matters

As a service provider to students and working with education institutions in various levels, both in Canada and internationally, either directly or indirectly through our arrangements with domestic and global partners, we are required to comply with education laws and regulations in Canada.

General

Canada has no federal education department or similar governmental authority. All delivery, organization, and evaluation of educational services fall under the jurisdiction of its 10 provinces and 3 territories, subject to the federal laws which indirectly impacts education as further explained below. The only exception to this at the post-secondary level is the Royal Military College, which is part of the Canadian Ministry of National Defense. The provincial/territorial jurisdiction over education was determined in 1867 and is explicitly set out in Canada’s Constitution Act 1867. One reason for this decentralization was to protect the interests of the different populations who inhabited the particular parts of the country, as strong ethnic and religious differences existed by region.

The actual delivery and structure of educational services is, however, very similar across the country, even though there are differences between jurisdictions which were due to the unique historical, cultural, geographical, and political circumstances upon which such jurisdictions evolved. Each jurisdiction has its own Education Act, which is a detailed legal document that outlines how education will be organized and delivered, along with student eligibility criteria, duties of employees (teachers, principals, superintendents, and support staff), accountability measures, and different types of programs permitted and/or available. Most jurisdictions, including Ontario, also have other Acts dealing with community colleges, universities as well as private career colleges.

Federal Laws Relating to Education in Canada

For greater clarity, in addition to the provincial/territorial Education Acts noted above, the requirements set out in the following federal laws and regulations has impact on the delivery of education in Canada:

•	The Constitution Act, 1867 (previously known as the British North America Act) establishes exclusive provincial/territorial mandates with respect to education matters.

•	The Government of Canada Constitution Act, 1982 (also known as the Canadian Charter of Rights and Freedoms) ensures the rights of all peoples in Canada to: freedom, democracy, mobility, security, well-being, minority language education rights.

•	Canadian Human Rights Act

The Canadian Human Rights Act 1985 requires that individuals cannot be discriminated against on the basis of: race, national or ethnic origin, color, religion, age, sex, sexual orientation, marital status, family status, disability, and covers the field of education.

•	Indian Act

The Indian Act 1985 defines the rights and responsibilities of First Nations people and communities, and the role of the federal government in First Nations matters. This includes federal responsibility for the education of First Nations children and youth living on reserve. The Indian Act also enables First Nations to enter into agreements with provincial school boards so that their students may attend schools that are located off reserve.

•	Copyright Act

The Copyright Act 1985 establishes the rights of ownership, reproduction and use of original works (for example, textbooks and other educational resources, literature, music, academic writing) and the penalties for unauthorized use of such works. All provincial school authorities must comply with international and federal copyright legislation and related agreements.

Provincial Authorities Administrating Education in Canada

Under the Canadian Constitution, provincial governments have exclusive responsibility for all levels of education. There is no ministry or department of education at the federal level.

In the province of Ontario, The Ministry of Colleges and Universities is the ministry of the government of Ontario responsible for the administration of policies, laws, and funding relating to Ontario’s 24 public colleges and 22 public universities as well as private colleges and universities. This ministry is one of two education ministries, the other being the Ministry of Education, which is responsible for the administration of the system of publicly funded elementary and secondary school education in Ontario.

The key legislation governing private career colleges in Ontario is the Private Colleges Act (2005) and associated Regulations. For those private career colleges interested in developing a public-private-partnership with a public college (referred to as a PPP), they are also subject to the Minister’s Binding Policy Directive of December 2019, but only for those activities falling within the purview of the PPP. From a legal perspective, the Minister’s Binding Policy Directive of December 2019 regulates the public colleges who enter into partnerships with private career colleges. Notwithstanding, the Directive can have an impact on private career colleges.

Within the Ministry, the administrative unit responsible for private career colleges is headed by a Superintendent of Private Career Colleges. The Superintendent is responsible for ensuring that all private career colleges operate in accordance with the Private Career Colleges Act. Among the key requirements of the Act are the need to have an approved license to operate and that programs of study leading to a credential have been approved by the Ministry. In addition, the Act and Regulations specify the reporting requirement, including Annual Reports and data on key performance indicators.

The Ministry of Colleges and Universities of Ontario also works with the following organizations:

•	Higher Education Quality Council of Ontario
•	Ontario Research Fund Advisory Board
•	post-secondary Education Quality Assessment Board, and
•	Training Completion Assurance Fund Advisory Board.

Elementary and secondary education in Ontario is governed by the Education Act. Section 16 of the Act deals with private schools. Although all private schools must be approved to operate through an annual Notice of Intent process, those wishing to grant the Ontario Secondary School Diploma (OSSD) are designated as “Inspected Private Schools” and subject to additional requirements to ensure that the Provincial curriculum is being respected. The Policy Procures Manual (p. 6) defines “Inspected Private Schools” as follows: “Inspected private schools are seeking or have been given authority by the Ministry to provide courses offering credits toward the OSSD. This includes private schools offering a combined elementary-secondary curriculum (in which case only the secondary school will be inspected) and private schools offering credits in an online environment.”

Although referred to an inspection of the private school, the scope of the inspection is limited to the curriculum. The Policy Procedures Manual (p. 23) states the following: “The Ministry inspects all private schools seeking authority to grant credits in courses leading to the OSSD. The purpose of the inspection is to determine whether the instruction in OSSD credit courses is being delivered in compliance with Ministry requirements, including curriculum, assessment and evaluation policies.” Given that the OSSD diploma granted by the inspected private school is recognized as the equivalent to the diplomas granted by the public school boards, this is not an unexpected requirement.

The Ministry of Education of Ontario is affiliated with the following independent agencies, boards and commissions:

•	Advisory Council on Special Education
•	Education Quality and Accountability Office
•	Languages of Instruction Commission of Ontario
•	Provincial Schools Authority
•	TFO (Ontario French-Language Educational Communications Authority)
•	TVO (Ontario Educational Communications Authority)

Education and Immigration Regulations in Canada

As a service provider to international students of various levels in Canada, we are required to comply with immigration laws and regulations in Canada.

IRCC is the federal department of the Government of Canada responsible for immigration matters in Canada, and includes the processing of refugees, and the granting of Canadian citizenship. We employ professionals to provide visa and immigration-related services to student clients in Canada. These professionals may include RCICs, Canadian Law Society members including licensed lawyers and paralegals. When RCIC consultant provides immigration related services with IRCC on behalf of client, his or her work will be under the supervision of ICCRC. ICCRC is the national regulatory body that promotes and protects the public interest by overseeing regulated immigration and citizenship consultants and international student advisors. On November 23, 2021, ICCRC will officially become the College of Immigration and Citizenship Consultants (CICC).

ICCRC’s current federal mandate stems from the Immigration and Refugee Protection Act (IRPA) 2001 and the Citizenship Act 1985 which require anyone providing Canadian immigration or citizenship advice or representation for a fee or other consideration to be a member in good standing of ICCRC, a Canadian Law Society or the Chambre des notaires du Québec.

When the student client’s representative is a member from Canadian Law Society, such as the Law Society of Ontario, the representative could be a licensed lawyer or a licensed paralegal, then the work of this representative should be under the supervision of its governing body, the Law Society of Ontario. Created by an act of the Legislative Assembly in 1797, the Law Society of Ontario governs Ontario’s lawyers and paralegals in the public interest by ensuring that the people of Ontario are served by lawyers and paralegals who meet high standards of learning, competence and professional conduct. The Law Society regulates, licenses and disciplines Ontario’s more than 55,000 lawyers and over 9,000 licensed paralegals pursuant to the Law Society Act and the Law Society’s rules, regulations and guidelines.

RCICs or lawyers and paralegals all have mandatory professional insurance to cover its liabilities. Only lawyers and paralegals can provide legal services directly to the public. The Law Society’s by-laws, Rules of Professional Conduct for lawyers and Paralegal Rules of Conduct, all based on the Law Society Act, set out the professional and ethical obligations of our lawyers and paralegals.

Our Employees

As of the date of this report, we had approximately 48 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Employees
Management	8
Finance	4
Information Technology	3
Marketing and Publicity	15
Human Resources	1
Academy	14
Education Services	3
Total	48

Our management considers our employees as key assets which play a pivotal role in our growth. It is our policy to maximize the potential of our employees through training and development. We provide on-the-job training to our employees covering various aspects of the marketing solution industry to keep abreast of the latest industry development. Our employee training and development aim at equipping our employees with the knowledge and skills necessary to perform their job functions and enhance their capability.

We do not engage any recruitment agent to hire our employees. We have a recruitment policy in place to maintain a fair and effective recruitment procedure. Under such policy, we normally recruit employees with (a) appropriate skills, both technical and personal; (b) relevant academic background; and (c) work experience in order to meet our current and future needs and to ensure that the employees appointed are qualified and competent to carry out the duties.

We have always maintained a good working relationship with our employees. As of the date of this annual report, none of our employees were members of any labor union, nor were there any labor dispute involving or against us.

We generally remunerate our employees with a fixed salary and a discretionary bonus based on our performance. We have designed an annual review system to assess the performance of our employees, which forms the basis of our decision with respect to salary increment, bonus and promotion.

Properties

As of the date of this annual report, we own the following properties: 200 Town Centre Boulevard, 260 Town Centre Boulevard and 41 Metropolitan Road. We executed an agreement in May 2021 to purchase the property at 95 and 105 Moatfield Road. The closing is expected to occur on August 18, 2022. We have commercial tenants at each of the locations All leases are with independent third parties, except as indicated below for three subsidiaries that lease space at 200 Town Centre Boulevard. We intend to use any vacant space that becomes available in any building for use by us and our subsidiaries.

200 Town Centre Boulevard

The property is a 2.09-acre property site with an office/commercial building located at 200 Town Centre Boulevard, Markham, Ontario, Canada. The building is 52,157 square feet and has a total of 18 units. The nine leases with unaffiliated third parties range in size from approximately 1,800 to 6,200 square feet, with rents from approximately $5,000 to $18,000 per month and expiration dates between February 2022 and July 2027. Three of our subsidiaries, Toronto Art Academy, Lowell Academy and 7621531 Canada Inc. lease between approximately 1,000 and 1,700 square feet each with rents from approximately $3,000 to $4,700 per month that expire between August 2023 and August 2026.

260 Town Centre Boulevard

The property is a 1.73-acre property site with an office/commercial building located at 260 Town Centre Boulevard, Markham, Ontario, Canada. The building is 39,252 square feet and has a total of five units. At this location, the five units are leased to unaffiliated third parties, who rent between approximately 4,400 and 13,700 square feet for rents ranging from approximately $15,000 to $35,000 per month and terms that expire between June 2022 and October 2024.

41 Metropolitan Road

The property is a 4.25-acre site with an industrial/office warehouse located at 41 Metropolitan Road, Toronto, Ontario, Canada. The building on the property is 62,410 square feet and is fully rented. Also located on the property is a North and South Warehouse. We have 12 unaffiliated tenants who each lease between approximately 200 and 13,000 square feet of space for monthly rents of between approximately $500 and $17,000 with terms that expire between December 2021 and April 2026.

95-105 Moatfield Drive

The property is a campus located at 95-105 Moatfield Drive, North York, Canada with two buildings located on the property: 95 Moatfield and 105 Moatfield. 95 Moatfield comprises 5 units that total 156,426 square feet. 105 Moatfield comprises 19 units that total 248,981 square feet. The total space that is not occupied is 27,786 square feet. We are scheduled to close the transaction on August 18, 2022.

95 Moatfield

Unit	Tenant	Gross Monthly Rent Payable (Including Tax)	Term	Lease Area (Sq. Ft)
100/200/300/400/500	Kraft Heinz Canada ULC	$205,309.11	June 2013 – May 2026	156,426

105 Moatfield

Unit	Tenant	Gross Monthly Rent Payable (Including Tax)	Term	Lease Area (Sq. Ft)
100/200/300/400/500, 600, 700, 800, 900, 1001, 1002, G001, G002, M001	Thales Canada Inc.	$302,435.40	June 2010 – September 2025	221,195

Eastern Ontario

Our Company purchased a total of 28 lots of vacant land located in Peterborough, Ontario between 2013 and 2015. In the fiscal year ending in 2019, we sold one lot of vacant land to a third party. In the fiscal year ending March 31, 2021, we sold 19 lots of the vacant land to third parties and in the fiscal year ending March 31, 2022, we sold the remaining eight lots to unaffiliated third parties. We realized a total of approximately $6.6 million revenue from the sales in the fiscal year ended March 31, 2021 and approximately $2.3 million from the sales in the fiscal year ended March 31, 2022.

As at March 31, 2022 and 2021, our Company has nil lots and 8 lots of vacant land in Eastern Ontario respectively.

Environmental Regulations

Our operations are subject to local, state, and federal laws and regulations governing environmental quality and pollution control. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Canadian Counsel has performed a docket search on us, our subsidiaries, directors, and officers and there are no legal proceedings pending.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this Form 20-F filing. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this Form 20-F. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Results of Operations

For the Years Ended March 31, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2022 against fiscal 2021.

	For the Years Ended March 31,
	2022		2021
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$5,248,461	100.0%	$7,725,221	100.0%	$(2,476,760)	(32.1)%
Cost of sales	2,637,025	50.2%	3,459,447	44.8%	(822,422)	(23.8)%
Gross profit	2,611,436	49.8%	4,265,774	55.2%	(1,654,338)	(38.8)%
Operating expenses
General and administrative expenses	437,278	8.3%	132,224	1.7%	305,054	230.7%
Professional fees	350,636	6.7%	211,517	2.7%	139,119	65.8%
Salaries and compensations	792,546	15.1%	193,247	2.5%	599,299	310.1%
Total operating expenses	1,580,460	30.1%	536,988	7.0%	1,043,472	194.3%
Income from operations	1,030,976	19.6%	3,728,786	48.3%	(2,697,810)	(72.4)%
Other income (expenses)
Interest expense, net	(906,398)	(17.3)%	(141,690)	(1.8)%	(764,708)	539.7%
Government subsidies	490,171	9.3%	84,657	1.1%	405,514	479.0%
Impairment loss	(379,165)	(7.2)%	–	–	(379,165)	N/A
Other income	20,709	0.4%	245,019	3.2%	(224,310)	(91.5)%
Total other expenses	(774,683)	(14.8)%	187,986	2.4%	(962,669)	(512.1)%
Income before income taxes	256,293	4.9%	3,916,772	50.7%	(3,660,479)	(93.5)%
Provision for income taxes	312,767	6.0%	1,003,126	13.0%	(690,359)	(68.8)%
Net income (loss)	$(56,474)	(1.1)%	2,913,646	37.7%	(2,970,120)	(101.9)%

Revenues.  Revenues decreased by $2.5 million, or 32.1%, to approximately $5.2 million in fiscal 2022 from approximately $7.7 million in fiscal 2021. The decrease in revenue was principally due to our sales of vacant land decreased $4.3 million, compensated from the increase of rent revenue of $1.6 million in fiscal 2022.

Revenue by Type

	For the Year Ended March 31,
	2022		2021
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$2,298,198	43.8%	$674,898	8.7%	$1,623,300	240.5%
Tuition revenue	669,442	12.8%	358,241	4.7%	311,201	86.9%
Construction revenue	8,117	0.1%	78,219	1.0%	(70,102)	(89.6)%
Sales of vacant land	2,272,704	43.3%	6,613,863	85.6%	(4,341,159)	(65.6)%
Total	$5,248,461	100.0%	$7,725,221	100.0%	$(2,476,760)	(32.1)%

Rent revenue

Revenue from rent increased by $1.6 million, or 240.5%, from $0.7 million in fiscal 2021 to $2.3 in fiscal 2022. The increase in rent revenue was mainly due to the revenue generated from two office buildings purchased by the Company on April 15, 2021. These two office buildings are located in Downtown Markham, Ontario, Canada. In addition, rent revenue from our facility located in 41 Metropolitan Road, Toronto, Ontario also increased due to an increase in the number of tenants as compared to fiscal 2021.

Tuition revenue

Revenue from tuition income increased by $0.3 million, or 86.9%, from $0.4 million in fiscal 2021 to $0.7 million in fiscal 2022. The increase in revenue was mainly from newly acquired Max the Mutt College of Animation, a Private Career College offers diplomas in Classical & Computer Animation & Production, Illustration & Storytelling for Sequential Arts, and Concept Art for Animation & Video Games, and Lowell Academy, a private high school offers high school education. Revenue from our online learning platform, Toronto ESchool remains stable.

Due to the negative impact of COVID-19, we had fewer Ontario Secondary School Diploma (“OSSD”) students because of the restrictions of international travel, which delayed the study plans of many international students. To compensate for the losses of the students enrolled in the credit courses that are required to obtain OSSD, we have provided more proactive learning plans to the students and offered one-to-one instruction since fiscal 2021. As a result, we were able to charge higher fees as compared to the previous years.

The number of students enrolled in our online learning platform in Toronto ESchool was 305 and 396 for fiscal 2022 and fiscal 2021, respectively. These students enrolled in a total of 623 courses and 569 courses in fiscal 2022 and fiscal 2021, respectively. The average fee for each course was $550 and $529 for fiscal 2022 and fiscal 2021, respectively.

For our newly acquired Max the Mutt College of Animation, the college had total enrollment of 220 students in 2021, which includes 144 domestic students and 76 international students. Driven by the mushrooming animation industry, the need for competent graduates from animation colleges and universities has been consistently growing, Benefit from the reputation over its 26 years in animation education, we believe our resource and management have positioned well to maintain healthy and sustainable growth of Max the Mutt College of Animation.

With the economic recovery from COVID-19 and the ease of international travel restrictions, more international students are expected to come back to Canada for better education. We expect more students to enroll in our OSSD courses and vocational college course in fiscal 2023.

Construction revenue

Revenue from our decoration and construction business decreased by $70,102, or 89.6%, from $78,219 in fiscal 2021 to $8,117 in fiscal 2022. The decrease was mainly due to the negative impact caused by COVID-19 pandemic and the less focus on this business segment. We had no significant income from our construction business in fiscal 2022.

Sales of vacant land

We sold 8 lots of vacant land in fiscal 2022 and generated revenue of approximately $2.3 million. We sold 19 lots of vacant land in fiscal 2021 and generated revenue of approximately $6.6 million. As of March 31, 2022, we had no vacant land for future sales.

Gross profit.

Our gross profit decreased by $1.7 million, or 38.8%, to $2.6 million in fiscal 2022 from $4.3 million in fiscal 2021. Gross profit margin was 49.8% in fiscal 2022, as compared with 55.2% in fiscal 2021. The decrease of 5.5% in the gross profit margin was primarily attributable to the lower gross profit margin for our rental business segment because of the increased costs in connection with the newly purchased two office buildings and the lower gross profit margin from our education segment due to higher staffing costs.

Our cost and gross profit by revenue types are as follows:

	For the year ended March 31, 2022			For the year ended March 31, 2021
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$1,322,188	$976,010	42.5%	$256,981	$417,917	61.9%	$1,065,207	$558,093	(19.5)%
Education business	319,913	349,529	52.2%	124,762	233,479	65.2%	195,151	116,050	(13.0)%
Construction business	4,663	3,454	42.6%	19,529	58,690	75.0%	(14,866)	(55,236)	(32.5)%
Cost of vacant land	990,261	1,282,443	56.4%	3,058,175	3,555,688	53.8%	(2,067,914)	(2,273,245)	2.7%
Total	$2,637,025	$2,611,436	49.8%	$3,459,447	$4,265,774	55.2%	$(822,422)	$(1,654,338)	(5.5)%

Cost of revenue for our rental business increased by $1.1 million from $0.2 million in fiscal 2021 to $1.3 million in fiscal 2022. Gross margin decreased from 61.9% in fiscal 2021 to 42.5% in fiscal 2022. The increased cost of revenue and decreased gross margin were mainly due to increased costs in connection with the newly purchased two office buildings.

Cost of revenue for our education program increased by $195,151 from $124,762 in fiscal 2021 to $319,913 in fiscal 2022, and gross profit increased by $116,050 from $233,479 in fiscal 2021 to $349,529 in fiscal 2022. Accordingly, gross profit margin decreased from 65.2% in fiscal 2021 to 52.2% in fiscal 2022. The decrease in gross profit margin was mainly due to increased staffing costs. We believe that the combination of online self-learning, online interactive instructions, as well as in-person education in our newly acquired high schools and vocational college provided by our qualified instructors will be our competitive advantage compared to education providers.

We did not incur significant costs in our construction business in fiscal 2022 due to significantly decreased revenue result from the negative impact of COVID-19 and less management focus on this segment. During fiscal 2021, we incurred costs of $19,529 in our construction business.

Cost of revenue for the sales of vacant land decreased by $2.1 million from $3.1 million in fiscal 2021 to $1.0 million in fiscal 2022, and gross profit decreased by $2.3 million from $3.6 million in fiscal 2021 to $1.3 million in fiscal 2022. The decrease was mainly due to the sale of 8 lots of vacant land in fiscal 2022, as compared to 19 lots of vacant land sold in fiscal 2021. Gross margin increased slightly to 56.4% from 53.8% due to higher selling price as a result of increased demand in the Ontario real estate market.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, travel expenses, commission expense, insurance expenses, and depreciation and amortization expenses. General and administrative expenses increased by $305,054, or 230.7%, from $132,224 in fiscal 2021 to $437,278 in fiscal 2022. The increase was mainly due to the Company recorded arrear interest of $172,993 in fiscal 2022 due to late filing of tax returns. In addition, there was increased amortization and utility expenses from our newly purchased two office buildings in downtown Markham. Our general and administrative expenses represented 8.3% and 1.7% of our total revenue for fiscal 2022 and fiscal 2021, respectively.

Professional fees

Our professional fees increased by $139,119, or 65.8%, from $211,517 in fiscal 2021 to $350,636 in fiscal 2022, representing 6.7% and 2.7% of our total revenue for fiscal 2022 and fiscal 2021, respectively. The increase was mainly due to the increased legal fees and accounting fees related to our public offering process.

Salaries and compensations

Our salaries and compensations increased by $599,299, or 310.1%, from $193,247 in fiscal 2021 to $792,546 in fiscal 2022, representing 15.1% and 2.5% of our total revenue for fiscal 2022 and 2021, respectively. The significant increase was mainly due to the expansion of our educational business and the increased compensation that we paid during fiscal 2022 to attract and retain experienced senior management and professional employee team.

Interest expense, net

Our interest expense increased by $764,708, from $141,690 in fiscal 2021 to $906,398 in fiscal 2022. The significant increase was mainly due to a higher bank loan balance in connection with the purchase of two office buildings located in Downtown Markham, Ontario, Canada. Our outstanding bank loan balance was approximately $18.8 million and $6.4 million as of March 31, 2022 and 2021, respectively.

Government subsidies

In fiscal 2022, we received $490,171 from the Canada Emergency Wage Subsidy program and Canada Emergency Rent Subsidy program. In fiscal 2021, we applied for total loans of $143,136 under the Canada Emergency Business Account (CEBA) program, of which $45,450 is expected to be forgiven. In addition, we received $39,207 from the Canada Emergency Wage Subsidy program in fiscal 2021. The increase of wage subsidy was consistent with the increase of our salary and compensation expenses.

Impairment expenses

In fiscal 2022, we recorded impairment loss of $379,165 for the intangible assets and goodwill in connection with the private high schools and Conbridge College, a private college because we are in the process of improving the efficiency of the operations, streamlining the business lines to focus on its core education sector, and optimizing the structure of the vocational educational business.

Other income

We had other income of $20,709 in fiscal 2022. In fiscal 2021, we had other income of $245,109, mainly from the one-time sales of personal protective equipment to one Canadian financial institution during the pandemic.

Income before income taxes

Our income before income taxes was approximately $0.3 million in fiscal 2022, a decrease of approximately $3.6 million from approximately $3.9 million in fiscal 2021. The decrease was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

Provision for income taxes

Our provision for income taxes was $312,767 in fiscal 2022, a decrease of $690,359 from $1,003,126 in fiscal 2021. The decrease was mainly due to the decreased income before income taxes.

Net income (loss)

We had net loss of $56,474 for fiscal 2022, as compared to net income of approximately $2.9 million for fiscal 2021. The decrease was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

Cash Flows

For the Years Ended March 31, 2022 and 2021

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2022	2021
Net cash provided by operating activities	$6,361,523	$4,439,717
Net cash used in investing activities	(24,284,231)	(3,060,711)
Net cash provided by (used in) financing activities	17,535,259	(394,778)
Effect of exchange rate change on cash	6,522	96,528
Net increase (decrease) in cash	(380,927)	1,080,756
Cash and restricted cash, beginning of year	1,190,616	109,860
Cash and restricted cash, end of year	$809,689	$1,190,616

Operating Activities

Net cash provided by operating activities was approximately $6.4 million in fiscal 2022, compared to cash provided by operating activities of approximately $4.4 million in fiscal 2021. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	Due from related parties decreased by approximately $2.1 million in fiscal 2022, compared with an increase of approximately $2.7 million in fiscal 2021. The decrease was mainly due to the repayments from Langton, a related party in fiscal 2022.

•	Accrued liabilities increased by approximately $0.9 million in fiscal 2022 compared with minimal change in fiscal 2021. The increase was mainly due to increased legal and professional expenses in connection with the initial public offering (“IPO”) process.

Offset by:
•	The decrease in our net income. We had net loss of $56,474 in fiscal 2022, a decrease of approximately $3.0 million from approximately net income of $2.9 million in fiscal 2021.

Investing Activities

Net cash used in investing activities was approximately $24.3 million in fiscal 2022, compared to net cash used in investing activities of $3.1 million in fiscal 2021. The increase in net cash used in investing activities was primarily attributable to the purchase of two office buildings for approximately $16.9 million in downtown Markham, the deposits of approximately $7.2 million paid to acquire the properties located on 95-105 Moatfield Drive, Toronto, as well as the payments made to acquire various private school licenses and MTM.

Financing Activities

Net cash provided in financing activities was approximately $17.5 million in fiscal 2022, compared to net cash used in financing activities of approximately $0.4 million in fiscal 2021. The increase in net cash provided in financing activities in fiscal 2022 was primarily attributable to the mortgages we obtained from HSBC Bank. In connection with the purchase of the two office buildings, on April 15, 2021, we obtained bank loans of $7.2 million (C$9.0 million) and $5.6 million (C$7.0 million) respectively from HSBC Bank. The loans have five-year terms with a fixed interest rate of 3.3% per annum, with equal monthly instalments of blended principal and interest over an amortization period of 25 years. Our controlling shareholder, Ms., Zhou, also made an advance of approximately $5.7 million to the Company. In fiscal 2021, we borrowed a total of $6.0 million for refinancing our mortgages, repaid $2.6 million bank loan, and repaid $4.0 million loan to our controlling shareholder, Ms. Zhou.

Liquidity and Capital Resources

Overview

The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our education services at a price commensurate with the level of operating risk assumed by us.

We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Credit Facility

As of March 31, 2022, we had outstanding loans totaling approximately $18.8 million from banks in Canada. Ms. Zhou, the controlling shareholder, had also periodically advanced funds to support our operations when needed. These advances were non-interest bearing and due upon demand.

Working Capital

As of March 31, 2022, we had cash and cash equivalents of approximately $0.7 million. We also had short-term investments of approximately $56,201, which could be used as working capital when needed. Our current assets were approximately $1.5 million, and our current liabilities were approximately $13.3 million, which resulted in a negative working capital of $11.8 million. Total shareholders’ equity as of March 31, 2022 was approximately $3.4 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We plan to fund working capital through our operations, bank borrowings and additional loans and loan guarantees from Ms. Zhou, our controlling shareholder. We expect to be able to refinance all of our loans upon maturity based on past experience and our good credit history.

On May 19, 2022, we closed our IPO of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million.

Our primary source of cash is currently generated from our business and bank borrowings in addition to proceeds from related party borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties regarding the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities, borrowings from Ms. Zhou and bank borrowings which may also be guaranteed by Ms. Zhou, as necessary.

As the result of the strategic shift, in fiscal 2022, we have seen significant increase in revenue from our education programs and the rent income from the newly purchased buildings. Our revenue from education programs increased 86.9%, from $358,241 to $669,442, and our revenue from rent business increased 240.5%, from $647,898 to approximately $2.3 million.

We expect our revenue from education sector will continue to grow because of the successful acquisition of Max the Mutt College of Animation on February 28, 2022, the easing of COVID travel restrictions which will facilitate the travel of the international students to Canada, as well Canada’s immigration policy that favors immigrants with post-secondary education degrees.

We intend to use the proceeds from IPO to expand our educational programs to generate additional revenue and cash flow, including OSSD, the, career-oriented two-year college and four-year university diploma programs (particularly through Public-private college partnerships (“PPP”) programs with public colleges and universities), vocational education programs, and masters’ programs. As we expand our education business, we anticipate that the percentage of our total revenue generated by our education business related to the real estate business will increase. We anticipate that several market trends, including the increase in international students attending post-secondary education programs in Canada and the overall expansion of students attending post-secondary education in Canada (including colleges and universities) will materially benefit our ability to increase our revenue and cash flow from our education business. According to the Canadian Ministry of Colleges and Universities, the number of international students enrolled in PPP colleges in Canada increased from approximately 15,000 in the 2018/2019 academic year to approximately 24,000 in the 2020/2021 academic year despite the pandemic According to Statistics Canada’s “Education in Canada– Statistics and Facts, between 2000 and 2019, the number of students:

-	enrolled in postsecondary institutions in Canada increased from approximately 1.34 million to 2.15 million (including an increase in the number of international students enrolled in postsecondary education from approximately 40,000 to approximately 350,000;
-	enrolled in Canadian colleges increased from approximately 500,000 to an all-time high of approximately 800,000, with approximately 350,000 in Ontario.
-	enrolled in Canadian universities increased from approximately 800,000 to approximately 1.3 million. See “Industry Overview.”

In addition, we do not expect to generate significant revenue from the sale of real estate in the future, because we have sold all the land that was in our inventory. We believe that revenue from tuition and other sources of revenue from our current education operations, together with revenue from rent, partnerships that we expect to enter into, and other education-related services, will be sufficient to finance our operations. If such sources of revenue are inadequate to meet our financial requirements, we believe that we will be able to obtain financing from other sources. While facing uncertainties regarding the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities, borrowings from Fan Zhou, our founder and majority shareholder and bank borrowings, as necessary.

We have historically funded our working capital needs primarily from operations, bank loans, and advances from controlling shareholder. Our management believes that current levels of cash, cash flows from operations and cash flow from bank loans, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this filing. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or equity securities or obtain a credit facility.

Loan Facilities

As of March 31, 2022 and 2021, the details of all bank loans are as follows:

	March 31,	March 31,
	2022	2021

Canada Emergency Business Account Program (“CEBA Loan”)	$160,060	$95,424
National Bank of Canada (“National Bank”)	6,190,292	6,323,441
HSBC Bank	12,497,225	–
TD Trust	9,728	–
RBC line of credit	12,405
Less: unamortized financing cost	(49,130)	(31,808)
	18,820,580	6,387,057
Less: current portion of bank loans	(542,264)	(172,629)
Total	$18,278,316	$6,214,428

(1)	During the year ended March 31, 2021, the Company received a loan of $143,136 (C$180,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $45,450 (C$60,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date due to sufficient liquidity. As a result, the amount of $45,450 (C$60,000) which is expected to be forgiven was recognized as government subsidies for the year ended March 31, 2021. During the year ended March 31, 2022, the Initial Term Date has been extended to December 31, 2023 and the Company has recorded 2 additional CEBA loan from business acquisitions at Lowell Academy and Princeton Education. As at March 31, 2022, the Company has outstanding CEBA loan balance of $240,090 (C$300,000) and only unforgiveness portion of $160,060 (C$200,000) was recorded as bank loan payable on the consolidated balance sheet.

(2)

On November 26, 2020, the Company entered into a loan agreement with National Bank to borrow $6.4 million (C$8.0 million) as the refinance on its property. The loan bears a fixed rate of 3.09% per annum for 4-year term, and the loan is amortized over 25 years. The monthly payment of $30,466 (C$38,312) including principal and interest was made since January 2021. National Bank also offers a maximum $19,880 (C$25,000) limit on the master credit card under the Company’s name.

The above financing facilities are guaranteed by the real estate property located at 41 Metropolitan Road, Toronto, and limited personal guarantee from Ms. Fan Zhou in the amount of $4.8 million (C$6.0 million) plus accrued interest and enforcement costs.

The financial ratio covenants National Bank requires the Company to comply with include, but are not limited to, the following:

•	A debt service coverage ratio not less than 1.25 at fiscal year end.
•	The borrower shall not take on additional debt or further encumber on the property without written consent of the Bank.
•	The nature of the Borrower’s business shall not be substantially changed without written consent of the Bank.
•	The loan is limited personal guarantee from Ms. Fan Zhou in the amount of $4.8 million (C$6,000,000) plus accrued interest and enforcement costs.

The Company paid $31,808 negotiation fee upon acceptance of the loan agreement. The amount was recorded as deferred financing costs and amortized over the term of 4 years.

(3)

In connection with the purchase of two office buildings at a cost of $10.0 million (C$12.5 million) and $7.9 million (C$9.9 million), respectively, on April 15, 2021, two of the Company’s subsidiaries, Animation Group and NeoCanaan Investment, obtained bank loans of $7.2 million (C$9.0 million) and $5.5 million (C$7.0 million), respectively, from HSBC Bank. The loans have five-years terms with a fixed interest rate of 3.3% per annum, with equal monthly instalments ($35,290 and $27,448 respectively) of blended principal and interest over an amortization period of 25 years. Both bank loans are cross guaranteed by the two subsidiaries, and also guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s two subsidiaries holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.20. The bank has right to recall the loan if the Company does not meet the annual assessment and review.

The Company paid a $49,108 (C$62,566) negotiation fee and legal fee on both buildings upon acceptance of the loan agreement. The amount was recorded as deferred financing costs and amortized over the term five years.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2022, the loan balance was $9,728 (C$12,156). The maturity date is February 1, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2022, a balance of $12,005 (C$15,000) was outstanding from this credit facility.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets, intangible assets and business acquisition as a result of our business growth. Our capital expenditures amounted to approximately $12.1 million for fiscal 2022.

On April 15, 2021, two of our subsidiaries, Animation Group and NeoCanaan Investment, purchased two office buildings in downtown Markham, Ontario. The total consideration for these two properties was $10.0 million (C$12.5 million) and $7.9 million (C$9.9 million), respectively. In connection with the purchase of the office buildings, Animation Group and NeoCanaan Investment obtained two bank loans of $7.2 million (C$9.0 million) and $5.6 million (C$7.0 million) from HSBC Bank, respectively. Each of the loans has a five-year term with a fixed interest rate of 3.3% per annum. Both bank loans are cross guaranteed by the two subsidiaries, and also guaranteed by Ms. Zhou personally and us, with collateral consisting of the two office buildings. To meet the Bank’s covenants, the Company’s two subsidiaries that own these two office buildings must keep debt service coverage ratios higher than 1.20.

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, Toronto, for a total price of $73.2 million (C$93.3 million). The Company agreed to pay a first deposit of $1.6 million (C$2 million) at agreement signing, a second deposit of $0.8 million (C$1 million) on October 8, 2021, a third deposit of $2.4 million (C$3 million) on November 9, 2021, and a fourth deposit of $2.4 million (C$3 million) with 15 business days prior to the closing date, which was agreed as March 31, 2022. The Company has made these 4 deposits totaling of $7.2 million (C$9.0 million) on time.

On March 31, 2022, the Company entered into an amendment with the vendor to amend the closing date to May 26, 2022 or such other date as the vendor and the Company may agree in writing. Pursuant to the amended agreement, the Company made the fifth deposit of $1.44 million (C$1.8 million) on April 4, 2022.

On May 25, June 10, and July 15, 2022, the Company entered into the sixth, seventh and eighth amendments to the Moatfield Drive Purchase Agreement. Pursuant to these amendments, the Company paid a sixth deposit of approximately $4.8 million (C$6 million) on May 25, 2022, a seventh deposit of $0.8 million (C$1 million) on June 17, 2022, and an eighth deposit of $0.8 million (C$1 million) on July 15, 2022. The closing date has been postponed to August 18, 2022.

The deposits are non-refundable. If we fail to close on the acquisition of these two office buildings and lose our deposits. Ms. Fan Zhou has agreed to assume all the losses personally and repay the Company for any loss in connection with the purchase of these two office buildings if the Company fails to close the transaction and forfeits the deposits.

Contractual Obligations

As of March 31, 2022, our contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$1,085,627	262,209	496,031	327,387	$–
MTM Animation acquisition	624,234	160,060	64,024	400,150	–
Repayment of bank loans	18,869,710	542,264	18,327,446	–	–
Total	$20,579,571	964,533	18,887,501	727,537	$–

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2022 and 2021, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions in which we have been a participant and in which the amount involved in the transactions is material to us or the related party.

The relationship of main related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Controlling shareholder of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
PrideMax Express (“Express”)	Controlled by spouse of the general manager of Farvision Development
PrideMax Medical Supplies Inc.(“Medical”)	The general manager of Farvision Development was formally the sole director of Medical until June 1, 2020.
Jason Wang	General manager of Farvision Development
Kelly Xu	Operation manager and minority shareholder of Lowell
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool

Account receivable – related party

As of March 31, 2022 and 2021, Account receivable – related party consists of the following:

	March 31,	March 31,
	2021	2021

Accounts receivable from Langton	$–	$286,272
Total	$–	$286,272

Langton has entered a three-year term lease agreement with the Company commenced on January 1, 2018. The lease was renewed for another 3 years from January 1, 2021 to December 31, 2023. The monthly rent including basic and additional rent and applicable sale tax is $23,856. During the year ended March 31, 2022 and 2021, the Company has recognized rental income of $127,115 and $241,327 from Langton, respectively. As at September 30, 2021, the lease agreement was terminated under mutual agreement of both parties. As at March 31, 2022 and 2021, the Company has accounts receivable balance of $nil and $286,272 from Langton.

Due from related parties

As of March 31, 2022 and 2021, due from related party consists of the following:

	March 31,	March 31,
	2022	2021

Due from Langton	$120,075	$3,104,042
Due from minority interest shareholder (Lowell Academy)	120,723	–
Due from Kelly Xu (Lowell Academy)	167,520
Due from Jason Wang as minority interest shareholder (Princeton Education)	24,358	–
Total	$432,676	$3,104,042

The Company periodically provides working capital loans and joint investments in educational industry to support Langton’s operations when needed. Such advance was non-interest bearing and due on demand. Subsequent to the year ended March 31, 2022, Langton has fully repaid outstanding balance back to the Company.

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy and Princeton Education, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability.

Related parties loan receivable

As of March 31, 2022 and 2021, related parties loan receivable consists of the following:

	As of March 31,
Name	2022	2021

Jason Wang	$–	$91,186
Express	–	99,955
Medical	–	233,134
	–	424,275
Less: current portion of loan receivable	–	(105,898)
Total	$–	$318,377

The Company has entered into loan agreements with above two related companies to provide working capital to support their daily operation and a related individual as the management of one subsidiary. Interest rate applied to these loans are in the range of 2%-3% per annum, and the loans have maturity dates between October 2021 and July 2022. During the year ended March 31, 2022, the outstanding balances have been fully received.

Due to shareholder

	As of March 31,
Name	2022	2021

Ms. Fan Zhou (a)	$7,149,165	$1,471,191
Minority interest shareholder at MTM Animation (b)	67,488	–
Rusheng Wu	2,369	–
Total	$7,219,022	$1,471,191

(a)	The balance represented unsecured, due on demand and interest free borrowings between the Company and the controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. As of March 31, 2022 and 2021, the balance due to Ms. Zhou amounted to $7,149,165 and $1,471,191, respectively.

(b)	Per the purchase agreement, the original shareholder of MTM Animation has right to withdraw their original shareholder advance subsequent to the Closing date. The balance is unsecured, due on demand and interest free. Subsequently to March 31, 2022, the minority shareholder has advanced additional $400,150 (C$500,000) to MTM Animation to support its daily operations.

Future Related Party Transactions

The Audit Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

Future Development

Subsequent to the year ended March 31, 2022, we continued to optimize and acquire assets in the education and related business. Below are some major activities:

Purchase of Moatfield Property

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, Toronto, for a total price of $73.2 million (C$93.3 million). The Company agreed to pay a first deposit of $1.6 million (C$2 million) at agreement signing, a second deposit of $0.8 million (C$1 million) on October 8, 2021, a third deposit of $2.4 million (C$3 million) on November 9, 2021, and a fourth deposit of $2.4 million (C$3 million) with 15 business days prior to the closing date, which was agreed as March 31, 2022. The Company has made these 4 deposits totaling of $7.2 million (C$9.0 million) on time.

On March 31, 2022, the Company entered into an amendment with the vendor to amend the closing date to May 26, 2022 or such other date as the vendor and the Company may agree in writing. Pursuant to the amended agreement, the Company made the fifth deposit of $1.44 million (C$1.8 million) on April 4, 2022.

On May 25, June 10, and July 15, 2022, the Company entered into the sixth, seventh and eighth amendments to the Moatfield Drive Purchase Agreement. Pursuant to these amendments, the Company paid a sixth deposit of approximately $4.8 million (C$6 million) on May 25, 2022, a seventh deposit of $0.8 million (C$1 million) on June 17, 2022, and an eighth deposit of $0.8 million (C$1 million) on July 15, 2022. The closing date has been postponed to August 18, 2022. If the purchase is not completed as a result of the default of the Company, the total deposits of $15.04 million (C$18.8 million) is not refundable and will be forfeited.

On November 9, 2021, Ms. Fan Zhou loaned the Company $5.25 million (C$6.56 million) in total as the down payments for the purchase of these two buildings. Such loan is interest free and payable on demand.

On March 9, 2022, Ms. Fan Zhou loaned the Company $1.7 million (C$2.12 million) for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On April 3, 2022, Ms. Fan Zhou loaned additional $1.44 million (C$1.8 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On May 25, 2022, Ms. Fan Zhou loaned additional $4.8 million (C$6.0 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On July 15, 2022, Ms. Fan Zhou further loaned $0.8 million (C$1.0 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On July 18, 2022, Ms. Fan Zhou loaned additional $2.96 million (C$3.7 million) to the Company to pay the deposits for the purchase of these two buildings. The loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

Subsequent to the year end, the Company also made repayment of totaling $12.55 million (C$15.68 million) for the loans borrowed from Ms. Fan Zhou on November 9, 2021, March 9, 2022, May 25, 2022 and July 15, 2022, in relation to the purchase of these two buildings.

Ms. Fan Zhou has agreed to assume all the losses personally and repay the Company for any loss in connection with the purchase of these two office buildings if the Company fails to close the transaction and forfeits the deposits pursuant to the terms of the purchase agreement.

New Subsidiary

On April 28, 2022, Ms. Fan Zhou incorporated 13995191 Canada Inc. and on May 20, 2022, the shares were transferred to the Company. As the result, 13995191 Canada Inc. becomes the wholly owned subsidiary of the Company. The purpose of incorporating 13995191 Canada Inc. is to hold the two office buildings at 95-105 Moatfield Drive, Toronto, pursuant to the purchase agreement signed on May 19, 2021. The expected closing date is August 18, 2022.

Credit Facility Agreement

On June 24, 2022, 13995191 Canada Inc. obtained commercial mortgage from Bank of China (Canada) of approximately $48.0 million (C$ 60.0 million) for the purpose of financing the purchase of two office buildings at 95-105 Moatfield Drive, Toronto. The loan has a term of two years with floating interest rate of current Bank of Canada (Canada)’s prime lending rate (3.7%) plus 1.0%. An upfront fee of $96,036 (C$ 120,000) which is 0.2% of loan amount will be deducted from the loan amount on the closing date. The loan is guaranteed by the Company. Mr. Fan Zhou also provides personal guarantee for 100% of the loan amount.

Acquisition of Griggs International Academy China Co. Ltd.

On July 14, 2022, the Company entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company offering United States K-12 diploma programs and services of Griggs International Academy USA at four locations in China, and its two current shareholders the (“Griggs Shareholders”). Pursuant to the Contribution Agreement, the Company has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. This transaction was closed on July 29, 2022.

On July 19, 2022, the Company further signed a purchase agreement with the two Griggs Shareholders to purchase their 1,000 shares for a total consideration of $50,000. The two Griggs Shareholders will retain 10% of the dividend rights of the Company’s Griggs Program in exchange for the sale of their ordinary shares, and the Company guarantees to pay an annual minimum of $20,000 and $10,000, respectively, to two Griggs Shareholders as a retainer if no dividend is to be declared. The payment of the retainer commences September 1, 2022 and remains in effect until August 31, 2032. After completing this transaction, the Company will own 100% of Griggs China.

Max the Mutt Animation

On June 24, 2022, pursuant to the agreement signed on December 19, 2020 and the amended agreement signed on February 28, 2022, Farvision Education paid the first deferred purchase payment of $80,030 (C$100,000) to exchange 10% of the purchased share. After this payment and share transfer, Farvision Education owns 80% of the total issued and outstanding shares of MTM Animation.

Termination of the Acquisitions on Toronto High School

On November 1, 2020, Farvision Education entered into an acquisition agreement with the original shareholder of Toronto High School Inc. (“Toronto High School”), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education will acquire 80% of the equity interests of Toronto High School for a total consideration of $188,374 (C$240,000). Farvision Education paid an acquisition deposit of $125,584 (C$160,000) upon signing the agreement. On July 19, 2022, the Board of the Company made the decision to terminate this acquisition. The acquisition deposit was returned to the Company.

Divestiture of Three Subsidiaries

On July 26, 2022, in order to better use the capital raised in connection with the IPO, improve the efficiency of the operations, streamline the business lines to focus on its core education sector, and optimize the structure of the vocational educational business, the Board of the Company approved to divest its three subsidiaries: Visionary Immigration, Farvision HR, and Princeton Education. The divestiture of these three subsidiaries does not represent a strategic shift of the Company and has no major effect on the Company’s operations and financial results.

Payment of Tax Liabilities

As of March 31, 2022, we had accrued and unpaid income tax liabilities of $1.5 million and unpaid sales tax (“GST/HST”) liabilities of $1.4 million, in both cases including penalties and interest. We believe that we have an oral understanding with the Canada Revenue Agency (the “CRA”) to pay all such tax liabilities by December 31, 2022 pursuant to an installment schedule. We have made the payments of $32,012 (C$40,000) in March, $15,184 (C$18,973) in April, and $872,485 (C$1,090,198) in May for the unpaid sales tax liabilities. If the amount due is not paid by December 31, 2022, the CRA will send us a written legal warning of the income tax debt due and payable and require us to pay the debt in full within 14 days of the date of notice. If the amount of the outstanding indebtedness is not paid in full, the CRA may take legal action against us without further notice. If the CRA determines that there is a risk of not collecting all or part of the assessed corporate income tax debt, it can apply to the federal court or the superior court of a province for a jeopardy order, which will allow the CRA to seize any assets that the company owns and to take immediate action to collect the debt.

The CRA has not commenced or threatened any action to collect such delinquent tax payments as of the date of this filings. We intend to satisfy these liabilities, including any penalties and interest, from our operating income and advances from affiliates, including Ms. Zhou. However, we expect the payments of unpaid taxes will have an adverse effect on our cash flow. The failure to pay these liabilities and any resulting enforcement action by the CRA could have a material adverse impact on our operations, financial condition, results of operations, and prospects.

Quantitative and Qualitative Disclosure about Market Risks

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Canadian Dollars (“C$”). In our consolidated financial statements, our financial information that uses C$ as the functional currency has been translated into U.S. dollars. The value of the C$ against the U.S. dollar and other currencies is affected by the changes in Canada’s economic conditions. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Our exposure to interest rate risk primarily relates to the interest rates from our borrowings with banks. We have not been exposed to material risks due to the fact that our borrowing interest rates are normally fixed, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet our liquidity requirements at any point in time. We achieve this by maintaining sufficient cash and banking facilities.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. Significant estimates required to be made by management include, but are not limited to, valuation of other receivables, useful lives of property, plant and equipment and student list as intangible assets, the recoverability of intangible assets and goodwill, allocation of cost between building and land newly acquired, revenue recognition, fair value of intangible assets at business acquisition, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies that we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

We follow ASC 606 - Revenue from Contracts with Customers, which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We generate our revenues through educational programs and services with individual students. In addition, we generate revenues from other services such as rents, decoration and construction projects, and the sales of vacant lands.

Income Tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recent Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance from April 1, 2021 and the adoption has no significant impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and the interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance from April 1, 2021 and the adoption has no significant impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Dr. Thomas Traves	73	Chairman of the Board of Directors
Yin Bun (Ken) Chan	73	Honorary Chairman of the Board of Directors
Dr. Simon Tang (1)(4)(5)(6)	63	Vice-Chairman of the Board of Directors
Fan Zhou(2)	57	Director and Executive Director
Dr. Zaiyi Liao(3)	54	Director
Honorable Peter M. Milliken(1)(4)(5)(6)	74	Director
J. Colin Dodds(1)(4)(5)(6)	77	Director
Dr. Haipeng Xie	52	Director
Guiping (David) Xu	57	Chief Executive Officer
Katy Liu	60	Chief Financial Officer
Harley d’Entremont	68	Chief Academic Officer

__________________

(1) Indicates independent director.

(2) Fan Zhou, our founder and majority shareholder, was our Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a director from August 20, 2013 and as executive director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and re-elected as a director.

(3) Dr. Zaiyi Liao was Chief Executive Officer from June 7, 2021 to October 28, 2021, and Chief Operating Officer from April 22, 2022 to June 27, 2022

(4) Audit Committee member.

(5) Nominating and Corporate Governance Committee member.

(6) Compensation Committee member.

Biographical Information

Dr. Thomas Traves, Chairman of the Board of Directors

Dr. Traves has served as Chairman of the Board of Directors of our Company since March 24, 2021. He was our Chief Executive Officer from October 28, 2021 until June 27, 2022. He also serves as a director of our subsidiary Farvision Education Group Inc. Dr. Traves has dedicated his entire career to academia in Canada’s university and higher education system. Starting as a lecturer in 1974, he became a professor and later became involved in university and higher education administration. Dr. Traves served as President of Brock University in 2016-17. Prior to his role at Brock University, he served at Dalhousie University from 1995 to 2013 as President and Vice-Chancellor. Prior to his role at Dalhousie University, he was Vice President of Academics and a Professor of History at the University of New Brunswick from 1991 to 1995. From 1974 to 1991, he served at York University in Toronto, Ontario, Canada. From 1974 to 1976, he was a lecturer. From 1976 to 1991, he was an associate professor, and, while he was an associate professor, he was the Chairman for the Division of Social Sciences from 1981 to 1983 and the Dean of the Faculty of Arts from 1983 to 1991. He also provides consulting services involving organizational and policy issues to private companies, government entities, and universities. Dr. Traves served as Chairman to the Board of Directors for both the Presidents Associations of Nova Scotia and Atlantic Canadian Universities and Universities Canada (formerly known as the Board of the Association of Universities and Colleges of Canada. He has also served on the boards of several Canadian business corporations, including Clearwater Seafood Inc. from 2002 to 2014 and Maritime Life Assurance Co from 1997 to 2004 and the Advisory Board of AT&T Canada Inc. from 1996 to 1999 He also served on the board of the Halifax international Airport Authority from 2013 to 2016 and as Chairman of the Board of Invest Nova Scotia from 2014 to 2016, two government agencies. He was named as one of Atlantic Canada’s Top 50 CEOs on three separate occasions. Dr. Traves earned his Bachelor’s degree from the University of Manitoba in Winnipeg, Manitoba, Canada and his PhD in History with a specialization in economic history from York University in Toronto, Ontario, Canada. In addition to his published scholarly work and his awards received, Dr. Traves has earned honorary degrees from Umea University (Sweden), the University of King’s College (Halifax), and York University (Toronto). We believe that Dr. Traves’ experience and extensive knowledge as an educator and educational administrator makes him well qualified to serve on our Board of Directors.

Yin Bun (Ken) Chan, Honorary Chairman of the Board of Directors

Mr. Chan has served as the Honorary Chairman of our Board since June 27, 2022. Mr. Chan served as a Vice-Chairman of our board of directors from March 24, 2021 to June 27, 2022 and was our Chief Executive Officer from November 1, 2020 to June 6, 2021. While Mr. Chan has approximately 20 years of banking and finance management experience obtained from working within some of Canada’s major banks, such as Canadian Imperial Bank of Commerce and Royal Bank of Canada, he also has over 10 years’ experience in facilitating international education partnerships. His efforts have accessed educational pathways for Chinese students into the Canadian education system at the secondary high school and college levels. He is a member of the board of directors for Career Colleges Ontario (formerly known as Ontario Association of Career Colleges), and he serves as Chair of the organization’s International Education Committee from 2003 to 2006. We believe that Mr. Chan’s knowledge and experience in financial and educational services makes him well qualified to serve as Honorary Chairman of our Board of Directors.

Dr. Simon Tang, Vice-Chairman

Dr. Tang has served as a vice-chairman of our Board of Directors since June 21, 2021. Dr. Tang has served as the Managing Director of WinWin Law PLLC in Houston, Texas, since 1994, and was a shareholder of Allied Law Firm and Allied Management Consulting Group, which he founded in 1999 has offices in Hong Kong and Shenzhen, China. Dr. Tang specializes in trans-border corporate transactions. Dr. Tang is member of the State Bar of Texas. He earned his Bachelor of Arts from the University of Utah, a Master’s in Global Geopolitics from Brigham Young University, a Ph.D. in Economics and History from the University of California, and a Juris Doctor from the University of Minnesota School of Law. We believe that Dr. Tang’s experience as a lawyer, and, specifically, his familiarity with United States and Canadian laws and education policy makes him well qualified to serve on our Board of Directors.

Dr. Zaiyi Liao, Director

Dr. Zaiyi Liao became a director on March 24, 2021 and was our Chief Executive Officer from June 7, 2021 to October 28, 2021. He served as our Chief Operating Officer from April 22, 2022 until June 27, 2022. He is a Director of our subsidiary Farvision Education Group, Inc since November 20, 2020. Prior to joining us as our CEO, he served as Partner and Engineering Director of SGS Architects in Toronto, Ontario, Canada from February 2014 to June 2020. Concurrently with his duties as our Director, Dr. Liao contributes his experience as a Professional Engineer of Canada to the academic community at Toronto Metropolitan University (formerly Ryerson University) in Toronto, Ontario, Canada as a tenured Professor in the University’s Department of Architectural Science. His tenure began in June 2012. Dr. Liao earned his Bachelor of Engineering and Master of Applied Science from Tsinghua University in Beijing, China. He has also earned a Ph.D in Building Services Engineering from Hong Kong Polytechnic University in Hong Kong, China and Ph.D in Engineering Science from the University of Oxford in England. We believe that Dr. Liao’s knowledge and experience as a professional engineer and a tenured university professor makes him well qualified to serve on our Board of Directors.

Honorable Peter M. Milliken, Director

Honorable Peter M. Milliken has served as an independent director since March 24, 2021 and has served on the Board of Directors of our subsidiary Farvision Education Group, Inc. since November 20, 2020. Mr. Milliken is a Canadian lawyer and politician. His political career began in 1988 as a member of the House of Commons and ended with his retirement in 2011, after serving as Speaker of the House of Commons for ten years. Mr. Milliken earned his Bachelor of Arts in Political Science and Economics from Queen’s University in Kingston, Ontario, a Bachelor of Arts and Master of Arts in Jurisprudence from the University of Oxford in England, and a Bachelor of Laws from Dalhousie University in Halifax, Nova Scotia. We believe that Mr. Milliken’s service as a government public official makes him well qualified to serve on our Board of Directors.

J. Colin Dodds, Director

Mr. Dodds has served as director of our Company since March 24, 2021 and has served as a director of our subsidiary Farvision Education Group, Inc. since November 20, 2020. Mr. Dodds began teaching finance at Saint Mary’s University in Halifax, Nova Scotia, Canada in 1982. He became employed in the administration of Saint Mary’s University, serving as its President from 2000 to 2015. He had served as President of the Council of Nova Scotia University Presidents and President of the Canadian Bureau for International Education. He serves as a director of GEM Health Care Group Ltd., a company that develops and operates facilities dedicated to transforming the health care landscape for seniors, and as Vice-Chairman of the Board of the Royal Nova Scotia International Tattoo Society. He served two terms as a Director of the Bank of Canada and the Asia Pacific Foundation. Mr. Dodds earned his Bachelor of Arts from The Open University, a Bachelor of Science in Economics with Honors from the University of Hull, and a Master of Arts and PhD from the University of Sheffield, all in the United Kingdom. We believe that Dr. Dodds’ experience and extensive knowledge as an educator in business and finance and as and educational administrator makes him well qualified to serve on our Board of Directors.

Dr. Haipeng Xie, Director

Dr. Xie joined our Company as a director on November 20, 2020. Concurrent with his duties for us, he has served as an Adjunct Professor of Mechanical and Industrial Engineering at the University of Toronto since 2015. He served as an Adjunct Professor at the University of Geulph’s School of Engineering from 2004 to 2015. Dr. Xie earned his Bachelor of Science in Electrical Engineering from ZhongShan University in China, a Master of Applied Science in Electrical and Computer Engineering from Concordia University in Montreal, Quebec, Canada, and a PhD in Electrical and Computer Engineering from the University of Western Ontario in London, Ontario, Canada. We believe Dr. Xie’s experience and knowledge as an educator and a management professional for technology companies make him well qualified to serve on our Board of Directors.

Fan Zhou, Principal Shareholder, Director, and Executive Director

Fan Zhou is our founder and majority shareholder. Ms. Zhou was the Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a Director from August 20, 2013 and as Executive Director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and re-elected as a Director. Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the Director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 and 2004, she served as the Director of the China Branch of Xintra in Guangzhou, China, and later the Chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the Director for the International Financial Management Association, South China Chapter and the Chair and Chief Executive Officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the Marketing Director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the Director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the Executive Chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China.

Guiping (David) Xu, Chief Executive Officer

Mr. Guiping (David) Xu has been our Chief Executive Officer and Chief Operating Officer since June 27, 2022. Mr. Xu has nearly thirty years of corporate management experience in the United States, Canada and China. Prior to joining our Company, he has served a number of senior management roles in both public and private companies. From November 2016 to June 2022, he was the Chief Executive Officer of Global Financial Group of Canada Limited, a management consulting company in Toronto, Canada. From September 2014 to November 2016, he was the Chief Financial Officer of USUM Investment Group, a company that was engaged in the business of private equity, investment, and capital management in Chongqing China. From May 2011 to September 2014, he was the President, Chief Executive Officer, and member of the board of directors of Sgoco Group (NASDAQ: SGOC), a company based in Beijing China which was engaged in developing its own brands and distribution in the Chinese flat panel display market. From July 2010 to May 2011, he was the Chief Financial Officer of China Maple Leaf Educational Systems Ltd. a company that was engaged in the business of K-12 private education in Dalian China. From May 2007 to July 2010, he was the Manager of Finance, Controller at Zurich Financial Services in Toronto Canada. Mr. Xu holds MBA from the University of Illinois at Chicago, a Bachelor of Arts in English and American Literature from Beijing Normal University, and he is a Certified Six Sigma Black Belt.

Harley d’Entremont, Chief Academic Officer

Dr. d’Entremont joined our Company as our Chief Academic Officer on May 25, 2021. Dr. d’Entremont has spent his career in academia, which began in 1975 as a Professor of Political Science. Over his career, he has occupied many executive positions. From 2012 to 2017, he was Provost and Vice-President of Academic and Research at Nipissing University in North Bay, Ontario, Canada. From 2003 to 2008, he was Vice-President Academic at Laurentian University in Sudbury, Ontario, Canada. From 1988 to 2001, he was President of Université Sainte-Anne in Nova Scotia, Canada. He earned his Bachelor of Arts from Saint Mary’s University in Halifax, Nova Scotia, Canada, his Master in Public Administration from Dalhousie University in Halifax, Nova Scotia, Canada, and his PhD in Political Science from the University of Western Ontario in London, Ontario, Canada.

Katy Liu, Chief Financial Officer

Ms. Liu joined our Company as the accounting manager in September 2020 and was appointed Chief Financial Officer on April 3, 2021. Prior to joining us as Chief Financial Officer, Ms. Liu was the Controller/Chief Administration Officer at the George R. Gardiner Museum of Ceramic Art from 2000 to 2018. In her role at the museum, she was responsible for the management and compliance of the finance and accounting operations. She was the Finance Manager at the Canadian Opera Company for 14 years prior to joining the museum. Ms. Liu earned her Bachelor of Applied Arts in Economics from Centennial College in Toronto, Ontario, and completed the Certified General Accountant – Fourth Level program from York University in Toronto, Ontario.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Arrangements

We are not aware of any arrangement among shareholders regarding the nomination or approval of directors or senior management.

Term of Office

Each director is to serve until his or her successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1.	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)	engaging in any type of business practice; or

iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.	was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)	any Federal or State securities or commodities law or regulation; or

ii)	any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

We have three directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following director are “independent” as such directors do not have a direct or indirect material relationship with our company: Dr. Simon Tang, J. Colin Dodds, and Honorable Peter M. Milliken.

A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to our directors, officers and other employees.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our company’s executive compensation arrangements, our company’s executive compensation philosophy and the application of this philosophy to our company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board intends to make with respect to our executive officers. When determining the compensation arrangements for our executive officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Compensation Committee handles matters relating to compensation, including benchmarking. The Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to executive officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options.

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to our company and a review of our performance as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

We provide long-term incentives to executive officers in the form of stock options as part of our overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the executive officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for executive officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of our executive compensation program requires the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also whenever it is deemed necessary by the Compensation Committee.

Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee intends to conduct a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then make a recommendation to the Board.

The Compensation Committee is comprised of independent directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Its responsibilities are more fully described under the section of this annual report entitled “Item 6.B Compensation — Compensation Governance”.

Summary Compensation Table

We set out below certain disclosure on compensation paid to our executives on an aggregate basis for the year ended March 31, 2022, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$168,407
Bonuses	–
Additional benefit payments
Total cash compensation	$168,407

Executive Compensation Agreements

Guiping (David) Xu, Chief Executive Officer and Chief Operating Officer

On June 27, 2022, we entered into an employment agreement with Guiping (David) Xu (as amended, the “Xu Agreement”). Pursuant to the Xu Agreement: (a) Mr. Xu was appointed as our Chief Executive Officer and Chief Operating Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such offices for a term of three years; (b) we pay Mr. Xu annual base remuneration of $144,000 (C$180,000) (the “Base Remuneration”); (c)  we shall provide to Mr. Xu any benefits plan, if and when we have adopted such benefits; (e) our Board of Directors shall, in good faith, consider the payment of an annual bonus equal to a maximum of 100% of Base Remuneration based upon our performance and upon the achievement of mutually agreed-upon milestones (the “Annual Bonus”); (e) Mr. Xu will be entitled to special project incentives if Mr. Xu brings us additional resources Furthermore, Mr. Xu will also be eligible to receive stock awards subject to any future stock option and incentive plan implemented by our Company.

Katy Liu, Chief Financial Officer

The employment agreement with Katy Liu, our Chief Financial Officer, effective April 3, 2021, entitles Ms. Liu to an annual base salary of $49,254. The employment agreement does not contain a term length as employment is at-will by and in favor of the employer and requires that Ms. Liu provide two weeks’ notice in the event she resigns. The employment agreement also contains non-solicitation, confidentiality, and non-compete terms and provisions.

 Dr. Harley d’Entremont, Chief Academic Officer

The employment agreement with Dr. Harley d’Entremont, our Chief Academic Officer, has a term of six-months that commenced on June 25, 2021 with an option to renew before the six-month term expires on December 25, 2021. His projected salary for a term of six months is $19,085.52. In addition to his base compensation, Dr. d’Entremont is entitled to bonus compensation of $79,523 per PPP agreement successfully signed with a Canadian/Ontario public college. His employment agreement is silent with respect to non-solicitation, confidentiality, and non-compete terms and provisions.

Stock Option Plans and Stock Options

We have not adopted any stock compensation plan.

Director Compensation for Fiscal 2022

In fiscal 2022, we paid a total fee of $74,812.50 to four of our directors in that fiscal year for their services.

Pension Benefits

We do not have any defined benefit pension plans or any other plans requiring us to make retirement payments or pay comparable benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

C. Board Practices

Board of Directors

We have seven directors, three of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Currently, our board of directors assesses potential director candidates for required skills, expertise, independence and other factors, we intend to let Nominating Committee take responsibility for this action.

Our Board of Directors is responsible for appointing our company’s officers.

Board Committees

We established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is governed by a charter approved by our Board of Directors. In addition, we have an informal Strategic Advisory Board that will assist the board in setting strategies, achieving goals and analyzing opportunities.

Audit Committee

We appointed to our Audit Committee three directors that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of our directors on the Audit Committee is an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with the management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

Compensation Committee

We appointed to our Compensation Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

We appointed to our Nominating Committee three directors that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

D. Employees

As of the date of this report, we had approximately 48 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Full-Time Employees
Management	8
Finance	4
Information Technology	3
Marketing and Publicity	15
Human Resources	1
Academy	14
Education Services	3
Total	48

Our management considers our employees as key assets which play a pivotal role in our growth. It is our policy to maximize the potential of our employees through training and development. We provide on-the-job training to our employees covering various aspects of the marketing solution industry to keep abreast of the latest industry development. Our employee training and development aim at equipping our employees with the knowledge and skills necessary to perform their job functions and enhance their capability.

We do not engage any recruitment agent to hire our employees. We have a recruitment policy in place to maintain a fair and effective recruitment procedure. Under such policy, we normally recruit employees with (a) appropriate skills, both technical and personal; (b) relevant academic background; and (c) work experience in order to meet our current and future needs and to ensure that the employees appointed are qualified and competent to carry out the duties.

We have always maintained a good working relationship with our employees. As of the date of this annual report, none of our employees were members of any labor union, nor were there any labor dispute involving or against us.

We generally remunerate our employees with a fixed salary and a discretionary bonus based on our performance. We have designed an annual review system to assess the performance of our employees, which forms the basis of our decision with respect to salary increment, bonus and promotion.

None of our employees are covered by a collective bargaining agreement.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options, Warrants and Other Convertible Securities

None of our officers and directors hold any stock options, exercisable into common shares of the Company. Our officers and directors do not hold any other securities convertible into our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of the date of this report by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is 200 Town Centre Boulevard, Markham Ontario.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Officers and Directors:
Dr. Thomas Traves	1,750,000	4.46%
Dr. Simon Tang
Yin Bun (Ken) Chan	1,575,000	4.01%
Dr. Zaiyi Liao
Honorable Peter M. Milliken
J. Colin Dodds
Dr. Haipeng Xie
Guiping (David) Xu
Katy Liu
Harley d’Entremont
All directors and executive officers as a group (nine persons)	3,325,000	8.47%

5% Stockholders:
Fan Zhou (1)	22,750,000	57.96%
Monolith IT Solutions Inc. (2)	3,885,000	9.90%
5% Stockholders as a group (three persons):	26,635,000	67.86%

(1) Fan Zhou is the owner of 90% of the stock of 3888 Investment Group Limited, the record owner of 22,750,000 Common Shares

(2) Ying Wang and Yamin Han each own 50% of Monolith IT Solutions, Inc., the record owner of 3,885,000 Common Shares

Transfer Agent

The transfer agent and registrar for our Common Shares is Issuer Direct Corporation, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

B. Related Party Transactions

Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. As of March 31, 2022 and 2021, the balance due to Ms. Zhou amounted to $7,149,165 and $1,471,191, respectively.

As of July 31, 2022, Ms. Zhou has advanced us a total of $4,401,110 for deposits on the acquisition of the proposed campus for VUT., An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.8 million, $0.8 million and $2.96 million to the Company. Ms. Zhou has agreed to lend approximately $4.8 million to us not later than August 31, 2022, in accordance with an agreement dated May 26, 2022. Such loans have term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date. Subsequent to the year ended March 31, 2022, the Company made repayment totaling $12.55 million (C$15.68 million) for the loans borrowed from Ms. Zhou on November 9, 2021, March 9, 2022, May 25, 2022 and July 15, 2022,

Apart from the loans from Ms. Zhou and the employment agreements described elsewhere in this annual report, we have not entered into any material transactions with other directors, officers, promoters and shareholders or who beneficially own more than 10% of our common shares (or their immediate family members).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings.”

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our Common Shares are traded on the Nasdaq Capital Market under the symbol “VEDU”.

B. Plan of Distribution

Not Applicable.

C. Markets

Please see Section 9.A above.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following is a summary of the material terms of our share capital and certain provisions of our Articles. Because it is a summary, this discussion should be read together with our Articles and Bylaws.

General

We were incorporated by Ms. Zhou on August 20, 2013, as 123 Natural Food Ontario Ltd., a company limited by shares, under the Ontario Business Corporations Act. Our Articles of Incorporation provide that our authorized capital consists of an unlimited number of Common Shares, no par value, which do not have any special rights or restrictions and an unlimited number of Preference Shares, with the rights specified in the Articles of Incorporation.

As of the date of this annual report, we have 39,250,000 Common Shares issued and outstanding, and no Preference Shares and no options or warrants exercisable for Common Shares and no securities convertible into Common Shares are issued and outstanding.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Business Corporations Act (Ontario) provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•	subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company,
•	to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company; and
•	the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

Our Articles of Incorporation provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meeting at which only holders of a specified class of shares (other than Common Shares) or a specified series of shares are entitled to vote. At such meetings attended by holders of Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by the holder. Holders are entitled to elect all nominees to the board of directors of the Company.

Subject to the rights, privileges, restrictions, conditions, and limitations of any other class of shares of the Company, Common Share Holders are entitled to receive any dividends of the Company and, upon a liquidation, dissolution of winding-up of the Company, whether voluntary or involuntary, to receive the remaining property of the Company.

Rights, Preferences and Restrictions Attaching to Our Preference Shares

Our Articles of Incorporation provides the following rights, privileges, restrictions and conditions attaching to our Preference Shares:

Dividends

All holders of Preference Shares are entitled to receive, and we shall pay, dividends only if and when declared by the board of directors. Dividends are non-cumulative and are to be paid only out of money of the Company properly applicable to the payment of the dividends.

The Board of Directors has discretion and may determine the priority that Preference Shares dividends are paid to Common Shares and if and when Common Shares dividends are paid and not the Preference Shares dividends, and vice-versa. Holders of the Preference Shares are not entitled to any dividend other than or more than the dividends as stated above.

Participation in Assets on Dissolution

If we are liquidated, dissolved or wound up, either voluntarily or involuntarily, or if there is a reduction of capital, or any distribution of assets among shareholders by way of repayment of capital, holders of the Preference Share are entitled to be paid the redemption amount for each preference share plus all unpaid dividends that have been declared. Such payment holds priority to any payment or distribution to Common Shareholders. If the amount payable is insufficient to pay in full the redemption amount owing on all Preference shares, the amount will be paid on a pro rata basis. All assets remaining after payment to the holders of Preference Shares are to be paid or distributed ratably among the Common Shareholders, and the Preference shareholders will have no further right of participation in such assets.

Redemption

We, on notice and as the discretion of the Board of Directors, have the right at any time to redeem all or any portion of the Preference shares for the redemption amount for each Preference share together with any declared and unpaid dividends without the consent of the holders of such shares. We, at the discretion of the Board of Directors, may redeem all or any part of the Preference Shares of any Preference shareholder in priority to any other Preference shareholder, and is not required to redeem the Preference shares of any other Preference shareholder. The redemption amount is the amount set at the time of issuance of the shares, or if not specified, the amount at the time of redemption.

Voting Rights

Except in the instances where there is an Amendment of the Articles of Incorporation with respect to the Preference Shares or to create special shares ranking in priority to or on par with the Preference Shares, Preference shareholders do not possess any voting rights at any meeting of our shareholders, but are entitled to notice of the meetings when called for the purpose of authorizing our dissolution.

Amendment of the Articles of Incorporation

Confirmation of any special resolution to amend our articles to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the preference shares or to create special shares ranking in priority to or on a parity with the Preference shares may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Preference share duly called for that purpose.

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at our registered office is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days, if we are a public company, otherwise 10 days, the date on which the meeting is to be held; (iv) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

Our Bylaws provide that a quorum is met when holders of not less than a majority of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy.

The holders of our Common Shares are entitled to attend and vote at all meetings of our shareholders.

Fully Paid and Non-assessable

All outstanding Common Shares are duly authorized, validly issued, fully paid and non-assessable.

Our Objects and Purposes

Article 5 of our Articles of Incorporation registered with the Ontario Ministry of Government Services (1901673) provides that there are no restrictions on the business that we may carry on or on the powers the Company may exercise.

Authority of Directors

A director may not vote on a proposal, arrangement or contract in which the director is materially interested, but such transaction must be approved by a majority of the independent directors and be on terms no less favorable than the terms that could be obtained from an unaffiliated third party. Under the charter of the Compensation Committee to be adopted by the Board of Directors, the Committee has the authority to determine the compensation of directors, including the directors who are members of the committee. Article 2 of the Bylaws grants the Board of Directors the power to delegate to a director or a committee of directors to authorize us to borrow money, issue debt obligations, guarantee the performance of obligations of other parties and grant a security interest in our assets to secure our obligations. Neither our Articles of Incorporation or Bylaws provide for any age limit requirement regarding the retirement of Directors or require Directors to be shareholders.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares may be subject to such penny stock rules, purchasers will likely find it more difficult to sell their Common Shares in the secondary market.

Limitations on Liability and Indemnification of Officers and Directors

In accordance with the Business Corporations Act (Ontario) and pursuant to the By-laws of the Company, subject to certain conditions, we shall, to the maximum extent permitted by law, indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or other entity. We shall advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below or is not successful on the merits in their defense of the action or proceeding. Indemnification is prohibited unless the individual:

•	acted honestly and in good faith with a view to our best interests;
•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, had reasonable
•	grounds to believe the conduct was lawful; and
•	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

Registration of Common Shares

All transfers of our securities shall be made in accordance with the Business Corporations Act (Ontario) and the Securities Transfer Act. Subject to the provisions of the Business Corporations Act (Ontario) and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Business Corporations Act (Ontario)) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Business Corporations Act (Ontario) and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Business Corporations Act (Ontario) and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of certain liens enumerated in the Bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Issuer Direct Corporation, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

Listing

The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “VEDU.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report, including those described in Item 4. “Information on the Company.”

D. Exchange Controls

We are incorporated pursuant to the laws of Ontario, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to U.S. residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.

E. Taxation

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires. This summary assumes that the shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder, or the Treasury Regulations, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) are U.S. expatriates, (vii) elect to mark their securities to market, (viii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, or (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult his or its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding common shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of any distribution paid by us will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the shares are listed on the NASDAQ or we are eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from us will be “qualified dividend income” if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s adjusted tax basis in such shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains generally will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as we will be classified as a passive foreign investment company, or a PFIC, with respect to a U.S. Holder for U.S. federal income tax purposes for a taxable year of a tested foreign corporation, if either (a) 75% or more of our gross income consist of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income. The value of our assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on the projected composition of our assets and income, we believe that it might have constituted a PFIC for the taxable year ending March 31, 2021, were there to have been a U.S. Holder on such date, as a result of the significant gain reported from the sale of land (presumptively a passive asset). However, going forward, we do not anticipate it will constitute a PFIC with respect to any U.S. Holder acquiring shares after March 31, 2021. Although we do not anticipate being characterized as a PFIC with respect to U.S. Holders acquiring interests after March 31, 2021, because of (i) the nature of the anticipated income, and (ii) the value of our assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares and on that basis will skew distinctly in favor of active income generating assets, it is possible that fluctuations in gain or income, or the market price of assets held may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, we us our liquid assets and cash raised in any offerings. Whether we are a PFIC is a factual determination, and we must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). Accordingly, we cannot assure holders that we will not be a PFIC during the current or any future taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares, we will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if we cease to qualify as a PFIC under the rules set forth above.

If we are considered a PFIC at any time that a U.S. Holder holds shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the shares if we are considered a PFIC. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds shares during any taxable year that we are a PFIC, such holder generally must annually file Form 8621, “Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund”, with the IRS.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares if we are or become a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CERTAIN CANADIAN TAX CONSEQUENCES FOR CANADIAN AND NON-CANADIAN INVESTORS

Disclaimer:

This summary is based on the provisions of the Canadian Tax Act in force as of the date hereof and our understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary considers all the Proposed Amendments and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise consider or anticipate any changes in law or administrative policy whether by legislative, regulatory, administrative, or judicial action nor does it consider tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

Taxes only apply when the taxpayers sell the shares. as Canadian residents, they must pay Canadian income taxes on their worldwide investment income. (Income tax Act- ITA, Section 2(1))

Because we may qualify as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. For the income tax concerns, an FPI a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes is not necessarily defined. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. company is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. Interests in less than 25% owned corporations are treated as passive assets.

A. For “Canadian Holder” – The resident in Canada for tax purpose

1.	Residency consideration

For tax law purposes, a public corporation is generally defined in section 89(1) of the Income Tax Act as a corporation resident in Canada the shares of which are listed on a designated stock exchange in Canada (including the Toronto Stock Exchange (TSX), Tiers 1 or 2 of The TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, and the NEO Exchange (formerly, the Aequitas NEO Exchange). Therefore, a corporation that only has its securities listed on a foreign exchange does not fall with this definition of “public corporation”. We are in this category.

2.	Dividends

Dividends from shares of Canadian public corporations that trade on a U.S. stock exchange will generally not be subject to U.S. non-resident withholding tax. Dividends from Canadian public corporations are considered Canadian dividends regardless of what stock exchange they trade on.

Under the Income Tax Act s. 90(1), regarding the Shares in Foreign Corporations - Canadian residents who invest in shares which are traded on U.S. stock exchanges are not required to file a U.S. income tax return because of these investments, unless there is some other reason (e.g., U.S. citizen) for filing a U.S. income tax return. All income and capital gains from the foreign shares will be reported on taxpayer’s Canadian income tax return. There will be withholding tax deducted from the foreign dividends at the time they are paid, which the taxpayer can at least partially recover by claiming a foreign non-business tax credit. If the shares are in a registered account such as an RRSP or RRIF, there is often no withholding tax. When the foreign shares are in a TFSA, withholding tax will be deducted, and cannot be recovered. US estate tax may be payable by Canadian residents on US assets owned at the time of death, including shares in US corporations.

The dividend income received from foreign corporations does not qualify for a dividend tax credit, so tax is paid on 100% of the dividend (before deduction of withholding tax), when file the Canadian tax return, and the adjusted cost base (“ACB”) of purchased foreign shares must be calculated in Canadian dollars. If Canadian funds were transferred to pay for the purchase, use the exchange rate charged in the transfer. If foreign funds were used to purchase or sell shares, Canada Revenue Agency (“CRA”) now indicates that the exchange rate on the settlement date should be used to convert to Canadian dollars.

Distributions made by foreign non-resident corporations to Canadian shareholders are normally considered foreign dividends, 100% taxable. When distributions from US shares are categorized as capital gains or return of capital for US taxpayers, they will still be considered fully taxable to Canadian taxpayers. For a distribution from a non-resident corporation to be considered a return of capital for Canadian tax purposes, and thus reduce ACB under s. 53(2)(b)(ii) of the ITA, the distribution would have to be considered a return of capital under corporate tax law and not US tax law. This would also apply to foreign (non-resident) mutual funds or exchange traded funds. There is an exception in some cases when the non-resident corporation is a “foreign affiliate” of the Canadian taxpayer. One of the criteria for a foreign affiliate is that the Canadian taxpayer owns at least 1% of the equity of the non-resident corporation.

The dividend income must be converted to Canadian dollars to determine the amount to include in the inclusion of the income. The taxpayer can convert using the exchange rates on the dates of the foreign dividend income is received, or he/she can use the average annual exchange rate, as published by the Bank of Canada, for all the dividends received in the year.

For investors who are the corporate entity, the taxation of Investment Income may consist of income from property, which would include things like rentals, interest, dividends, and royalties. The corporate income tax rate on capital gains is 50% of the tax rate on investment income, because only 50% of a capital gain is taxable. When the principal business of a corporation is to earn investment income (income from property), the corporation is usually considered a specified investment business, and is not eligible for the small business deduction.

There is no gross-up or dividend tax credit for dividends received by a corporation. Dividends received from Canadian corporations may be deductible under s. 112 of the Income Tax Act (ITA), but Part IV tax (ITA s. 186-187) may be payable on these dividends at a tax rate of 38 1/3% (33 1/3% for taxation years ending before 2016) of the dividends received. Part IV tax becomes part of the corporation’s refundable dividend tax on hand (RDTOH). RDTOH is available as a dividend refund to the corporation when dividends are paid to shareholders of private corporations.

Under trust law in Canada, a capital gain realized by a trust is generally considered to be part of the capital of the trust. For income tax purposes, however, a taxable capital gain realized by a trust is included in computing its income. All or part of the amount of a taxable capital gain realized by a trust may, under certain circumstances, be included in the income of one or more of its beneficiaries under one of the provisions since such an amount included in the income of a beneficiary will also have been included in the trust’s income, a corresponding deduction could then be claimed. Any amount of a taxable capital gain realized by a trust that is paid or payable to a beneficiary is included in the beneficiary’s income under subsection 104(13) of ITA.

Also, although a taxable capital gain may not form part of trust income under trust law, it does enter into the calculation of “accumulating income” (as defined in subsection 108(1) of the Income Tax Act) and thus an amount of a taxable capital gain can be included in the income of a preferred beneficiary by means of a subsection 104(14) preferred beneficiary election. The actions taken by the trustees of the trust that cause an amount of a taxable capital gain to be included in the income of a beneficiary under subsection 104(13) or (14) should not contravene the terms of the trust indenture.

3.	Tax Treaty

Tax treaties act to eliminate double taxation by:

•	specifying each country’s right to tax or not tax particular types of income, and/or
•	requiring one of the countries to grant tax credits for tax already paid on the income.

Tax treaties override the provisions of the Income Tax Act (ITA) of Canada and are relevant to both residents and non-residents of Canada with respect to international a particular transaction or series of transactions, taxpayers need to first consult the ITA and then consider the provisions of the applicable tax treaty. Tax treaty to taxation of foreign-source income, while non-residents of Canada need to consider tax treaties as they apply to Canadian-source income earned and/or Because of proximity to the United States, the tax treaty between Canada and the U.S. (Canada-U.S. Tax Convention) is most relevant for Canadian reside taxpayers earning Canadian-source income.

There are some examples of issues addressed in the Canada-U.S. Tax Convention:

•	Tie-breaker rules for establishing residency of an individual or a corporation where that individual or corporation is considered resident of both Canada and US
•	A definition of a permanent establishment for the purpose of determining whether a Canadian resident is carrying on business in the U.S. or Canada
•	Withholding tax rates for U.S. dividends or interest earned by a resident of Canada.

A Canadian resident is entitled to a lower withholding rate of 15% under a treaty between the two countries if they have filed a form W-8 BEN (IRS: Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting) with the brokerage where they hold the investments.

4.	Capital Gains and Losses

Under Income Tax Act s. 3(b), 38(a), 248(1), A capital gain or loss is the gain or loss resulting from the sale of property, such as stocks, bonds, art, stamp collections, real estate, and promissory notes. Gains or losses from bad debts, foreign exchange and call and put options are also normally considered capital gains or losses.

Capital gains on sale of U.S. securities Withholding tax is generally not withheld on capital gains realized on the sale or redemption of shares of a U.S. corporation. The capital gain or loss is taxable in Canada and will receive the same beneficial tax treatment that the sale of Canadian shares would receive (i.e., 50% capital gains/losses inclusion rate).

Corporate actions Certain types of corporate actions (i.e., takeovers, mergers, spin-offs, etc.) involving shares in the U.S. and other foreign corporations may be non-taxable for Canadian tax purposes. Every corporate action is unique, and taxpayer will need to review the transaction prior to taking any action in respect to the security.

A loss on shares or debt may be considered a business investment loss instead of a capital loss, in certain circumstances. See our link below to the article on business investment losses.

A taxable capital gain is 50% of a capital gain. The capital gain or loss is calculated by deducting the original cost of the asset from the proceeds received on the sale of the asset. Because only 50% of the gain is taxable, less tax is paid on capital gains than on income such as interest.

An allowable capital loss is 50% of a capital loss. It can only be used to reduce or eliminate taxable capital gains, except in the year of a taxpayer’s death or the immediately preceding year, when it can be used to reduce other income.

5.	Foreign Tax Credit (FTC)

Generally, subsection 126(1) of the Act permits a Canadian resident taxpayer to deduct from the tax otherwise payable for a taxation year, a foreign tax credit in respect of “non-business income tax” (as defined in subsection 126(7) of the Act) paid by the taxpayer for the taxation year, and FTC separate foreign tax credit calculations under subsection 126(1) must be made for each country, and the tax paid to USA may only be credited against Canadian taxes otherwise payable in respect of non-business income from sources in USA.

Generally, when determining the source of a capital gain from the disposition of shares for foreign tax credit purposes under section 126 of the Act, certain factors as outlined in paragraph 1.65 of the Folio would be taken into consideration. However, where Canada has entered into a tax treaty with the country to whom taxes are paid, consideration must be given as to whether the provisions of the treaty may affect and modify the general sourcing rule. In general terms, pursuant to subparagraph 2(a) of Article 23 of the Treaty, Canada shall provide a foreign tax credit for taxes payable in US on profits, income or gains from sources in US, subject to the existing provisions of the law of Canada.

6.	Foreign Currency Purchase and Sale of Securities

Individuals will most commonly encounter foreign exchange gains or losses when they are involved in purchasing or selling securities with settlement amounts denominated in a foreign currency. For purposes of distinguishing between ordinary capital gains and those that can be classified under ITA 39(2) as being in respect of foreign currencies, IT-95R provides the following examples of the time when the Department considers a transaction resulting in the application of ITA 39(2) to have taken place:

(a) At the time of conversion of funds in a foreign currency into another foreign currency or into Canadian dollars.

(b) At the time funds in a foreign currency are used to make a purchase or a payment in such a case the gain or loss would be the difference between the value of the foreign currency expressed in Canadian dollars when it arose, and its value expressed in Canadian dollars when the purchase or payment was made.

B. “Non-Canadian Holder” The Non- resident in Canada for tax purpose

While the basic approach to the assessment of income tax in Canada is to assess tax on Canadian residents, under certain circumstances non-residents can be required to pay Canadian income taxes. Depending on the type of income, the tax may be assessed under Part I, Part XIII, or other Parts of the Income Tax Act. Detailed consideration will be given to Part I and Part XIII tax as they are the most applied provisions. ITA 2(3) specifies that non-residents are responsible for Canadian Part I tax (tax assessed on Taxable Income) on certain types of income. As listed in that subsection, non-residents are responsible for:

•	income earned while carrying on a business in Canada.
•	employment income earned in Canada; and
•	gains and losses resulting from dispositions of Taxable Canadian Property

(1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention.

(2) deals at arm’s length with us, and

(3) does not use or hold, and is not deemed to use or hold, common shares in connection with carrying on a business in Canada; (such holder, a “Non-Canadian Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on a business in Canada and elsewhere.

For Canada/U.S. Tax Treaty on Dividend Payments purpose, and under ITA Part XIII Rules, most types of dividends are subject to the 25 percent Part XIII tax. This includes capital dividends, even though they are not subject to tax when received by Canadian residents. While there is nothing in the Canada/U.S. tax treaty to prevent the application of this tax to U.S. residents, the treaty serves to reduce the applicable rate. In this case, there are two different reduced rates, depending on the percentage of the dividend paying corporation that is owned by the non-resident recipient.

5 Percent Rate If the U.S. resident recipient is a corporation and owns 10 percent or more of the voting shares of the resident Canadian company that is paying the dividend, the applicable rate is only 5 percent. This 5 percent rate for inter-corporate dividends reflects a view that dividend payments between parent companies and their subsidiaries should be less heavily taxed to encourage international trade and investment.

15 Percent Rate Other dividends paid by resident Canadian companies to shareholders who are U.S. residents are subject to the Part XIII withholding tax at a reduced rate of 15 percent.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

We file annual, semi-annual, quarterly (on a voluntary basis as a foreign private issuer) and current reports and other information with the Securities and Exchange Commission (the “SEC”). Our public filings are available from the Internet web site maintained by the SEC at www.sec.gov. In addition, our ordinary shares are listed on the Nasdaq Capital Market. Accordingly, our reports, statements and other information may be inspected at the offices of Nasdaq, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Our web site address is www.visiongroupca.com. The information on, or accessible through, our web site, however, is not, and should not be deemed to be, a part of this report.

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk, Hedging and Financial Instruments

Our activities expose us to a variety of financial risks, including foreign currency risk and interest rate risk. We analyze each of these risks individually, as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. Management meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Audit Committee.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, sales, purchases, royalties, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of cash deposits held in both U.S. dollars and Canadian dollars, in such amounts that match our forward budgeted expenditures.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is, when material, to hedge operational transactions which are reasonably expected to occur (e.g., cost of goods sold and selling, general and administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain may be hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) may be hedged as soon as they are certain.

As of March 31, 2022, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2022 for the most important currency pairs such as USD/CAD.

Interest Rate Risk

In the future, we may be exposed to interest rate risk on variable-rate interest-bearing financial liabilities. In such instances in the future, we will apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. In the future, we may enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk or into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

Interest rates have been subject to significant volatility in the recent past and may be again in the future.

Inflation risk

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

Other Risks

See our audited consolidated financial statements as of March 31, 2022 and 2021, and the Risk Factors section of this Form 20-F for a fuller quantitative and qualitative discussion on the credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our holders of Common Shares since incorporation.

Use of Proceeds

On May 19, 2022, we completed an initial public offering of 4,250,000 Common Shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-263290). We received approximately $14,333,969 in net proceeds from this offering.

We intend to use the net proceeds of this offering (totaling approximately $14.3 million) as follows:

•	Approximately $4.0 million on PPP projects.
•	Approximately $2.5 million on MTM course development and program partnerships with other universities
•	Approximately $4.0 million at the vocational education level, including training equipment purchases, renovations of facilities, and promotions and professional trainer recruitments.
•	Approximately $2.0 million on global market development and distribution channel establishments.
•	Approximately $0.5 million for staff development.
•	Approximately $0.8 million for working capital.
•	$500,000 to be held in escrow for 18 months from the closing of the offering to cover potential indemnification claims by the Underwriters.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2022. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of March 31, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

•	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;
•	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews; control quality evaluations, backup restoration tests and centralized anti-virus detection, which may result in failure to accurately collect operational data to prepare the financial statements;
•	Lack of control or appropriate process in the retention of supporting documents which may has significantly delayed the progress and incurred additional costs of the audit;
•	There was limited segregation of duties in authorizing banking transactions which may result in misstatement of financial reporting or fraudulent activities since no controls in place to prevent and/or detect such incidents;
•	Lack of segregation of duties in Toronto ESchool as the principal is responsible for majority of the accounting, transactions from the negotiation of contracts to the recording of the financial information, which may result in misstatement of financial reporting or fraudulent activities since no controls in place to prevent and/or detect such incidents;
•	Lack of timely and reliable communication channel among different departments to ensure all relevant parties are fully aware of all transactions that the Company has entered into;
•	Lack of proper internal review procedures on accounting on special and complex transactions such as IPO and acquisitions of new companies which may result in adjusted and unadjusted differences;
•	Lack of timely filing and remittance for income taxes and sales taxes which may have resulted in additional penalty and interest charges.

Remediation

During and subsequent to the year ended March 31, 2022, Management has worked to improve the Company’s internal controls. Our management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

•	Establish formal internal control policies and procedures. Implement an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. Provide continuous U.S. GAAP knowledge training to relevant employees to ensure the procedures and policies are properly followed;
•	Enhance our remediation effort by continuing to hire personnel with strong SEC Reporting, SOX and internal control backgrounds;
•	Implement new applications and systems that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;
•	Set up a clear and appropriate process/internal controls with responsible individuals, to keep support documents of its accounting records for at least six years in compliance with requirement of Canada Revenue Agency and electronic copies of the documents should be made and saved in the Company’s database in an organized manner which can be easily located when needed;
•	Set up appropriate information and communication process within the group, to ensure group management team, especially CEO and CFO, are fully aware of the status of all material transactions. On a timely basis, the CFO, or someone delegated by the CFO, shall collect all significant contracts and relevant amendments, other supporting documents, and determine the appropriate accounting treatment and journal entries. A periodically review of all entities accounting records; bank reconciliation of all bank accounts shall be performed by the CFO and head office.
•	Set up robust internal controls are set up on initiating, processing, recording and reporting of material transactions between the Company and the controlling shareholder. Reconcile the shareholder loan transactions between the Company’s accounting records and legal documents signed.
•	Develop robust internal controls in authorizing bank transactions, segregation of duties and multiple-level approval matrix for various transactions. At least two signatures should be required for cheque-writing. Corporate governance framework shall be updated in accordance with US security regulations and disclosure rules. Transactions over certain threshold would require extra layer of approval, board meeting shall be conducted for the approval of all material transactions.
•	Set up a proper review process to ensure all the special and complex transactions are accounted for properly in accordance to US GAAP. If possible engage external experts on financial reporting to review the Company’s financial statements on a periodic
•	Compile a schedule that details the filing and remittance deadlines for all applicable entities. The schedule will be periodically updated to ensure that the deadlines have been adhered to, to avoid interest and penalty charges.

The material weaknesses in our internal control over financial reporting will not be considered remediated until ITGCs and process-level controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. We cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, the audit committee is composed of Dr. Colin Dodds, Dr. Simon Tang and Peter Milliken with Colin Dodds serving as chair. Dr. Colin Dodds qualifies as an “audit committee financial expert” pursuant to Items 16A(b) and (c) of Form 20-F. Our Board of Directors has affirmatively determined that Dr. Colin Dodds, Dr. Simon Tang and Peter Milliken each meet the definition of “independent director” for purposes of serving on the audit committee under the NASDAQ rules and the independence standards under Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. During fiscal year 2022, no amendments to or waivers from the Code were made or given for any of our executive officers. The code of ethics is updated as needed from time to time.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed MNP LLP, as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by MNP LLP for the fiscal year ended March 31, 2022 and 2021:

	Period Ended March 31,
	2022	2021
Audit Fees:	$159,600	$113,625
Audit Related Fees:
Tax Fees:	–	–
Total:	$159,600	$113,625

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

Tax Fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE.

Our Common Shares are listed on the Nasdaq Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. NASDAQ requires that the board of directors of domestic companies be comprised of a majority of independent directors. As such, we endeavor to comply with the Nasdaq corporate governance practices. As of the date of this report, only three of our seven directors are independent in accordance with the NASDAQ standards

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals, and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
●	we file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. As a result of our reduced reporting requirements, our shareholders may not have access to certain information they may deem important.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Visionary Education Technology Holdings Group Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation dated August 20, 2013
3.2*	Articles of Amendment dated March 25, 2021
3.3*	Articles of Amendment dated January 19, 2022
3.4*	By-Law No. 1 dated August 20, 2013
3.5*	By-Law No. 2 dated August 20, 2013
3.6*	Audit Committee Charter adopted February 15, 2022
3.7*	Compensation Committee Charter adopted February 15, 2022
3.8*	Corporate Governance and Nominating Committee Charter adopted February 15, 2022
4.1*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-1) dated August 21, 2013
4.2*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-2) dated August 21, 2013
4.3*	Specimen Certificate evidencing Common Shares (999,900 Shares, No. Com-3) dated October 15, 2021
5.1*	Opinion of LexTransact Law with respect to certain matters of Canadian Law
10.1*	Investment Agreement by and between Conbridge College of Business and Technology dated March 1, 2021
10.2*	Agreement by and among Farvision Education Group Inc., Bai Ning, Xu Yan, and Canada Inc./Lowell Academy dated June 12, 2021
10.3*	Share Purchase Agreement by and between Max the Mutt Animation Inc. and Farvision Education Group Inc. dated December 19, 2021
10.4*	Asset Acquisition Agreement by and between Maple Toronto Art & Performance Academy and Ontario Inc. o/a Alathena International Academy Richmond Hill dated July 27, 2020
10.5*	Maple Toronto Art & Performance Academy Inc. Joint Venture Agreement by and between Farvision Education Group Inc. and Ontario Inc. dated July 15, 2020
10.6*	Agreement by and among Visionary Education Technology Holdings Group Inc., Xiao Feng Wang, Glorious Future Study Abroad Immigration Group Inc., and PrideMax International Human Resources Services Inc. dated March 25, 2021
10.7*	Merger and Acquisition Agreement by and among 123 Real Estate Development Ontario Ltd., Wang Xiao Feng, and PrideMax Construction Group Inc. dated February 25, 2019
10.8*	Agreement by and among Farvision Education Group, Wang Xiao Feng, and Princeton Career Education Group Inc. dated June 6, 2021
10.9*	Merger and Acquisition Agreement by and among 123 Natural Food Ontario Ltd., China Youth (Canada) Langton Education Technology Co., and Toronto ESchool Inc., dated November 15, 2017
10.10*	Acquisition Agreement by and among Farvision Education Group Inc., Hassan Mirazi, and Toronto High School Inc., dated November 1, 2020
10.11*	Memorandum of Understanding by and between Halifax Language Institute of Canada and Farvision Education Group Inc. dated June 28, 2021
10.12*	Memorandum of Understanding by and between Farvision Education Group Inc. and University Canada West dated February 17, 2021
10.13*	Education Recruitment Agent Agreement by and between Canadian Business Skills College of Technology and Farvision Education Group dated May 20, 2021
10.14*	Recruitment Agreement by and between Niagara University and Farvision Education Group Inc. dated July 14, 2021
10.15*	Agreement by and between Trent International, Trent University and Farvision Global Development Inc. dated July 19, 2021

10.16*	Agreement for the Recruitment and Management of Education Agents by and between GEGM Enterprises Pty Ltd. trading as AgentBee and Farvision Education Group dated June 7, 2021
10.17*	Partnership Agreement by and between Farvision Education Group Ltd. and A&M Starlight, Education and Immigration Agency dated June 7, 2021
10.18*	Agreement of Purchase and Sale of 41 Metropolitan Road by and between 123 Real Estate Development Ontario Ltd. and DIR Properties GP Inc. dated May 20, 2015
10.19*	Amendment to Agreement of Purchase and Sale of 41 Metropolitan Road by and between 123 Real Estate Development Ontario Ltd. and DIR Properties GP Inc. dated November 17, 2015
10.20*	Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated November 23, 2020
10.21*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated January 25, 2021
10.22*	Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated November 25, 2020
10.23*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated January 25, 2021
10.24*	Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated May 19, 2021
10.25*	First Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated July 23, 2021
10.26*	Second Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated August 6, 2021
10.27*	Third Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
10.28*	Credit Facility Letter by and among HSBC Bank Canada, as lender, Canada Animation Industry Group Inc., as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and NeoCanaan Investment Corporation, as guarantor, for the acquisition of 200 Town Centre Boulevard dated April 5, 2021
10.29*	Offer of Financing Letter by and among National Bank of Canada, as lender, 123 Natural Food Ontario Ltd., as borrower, and Fan Zhou, as guarantor, dated November 25, 2020
10.30*	Credit Facility Letter by and among HSBC Bank Canada, as lender, NeoCanaan Investment Corporation, as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and Canada Animation Industry Group Inc. for the acquisition of 260 Town Centre Boulevard dated April 5, 2021
10.31*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Thomas Traves dated November 1, 2021
10.32*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Katy Liu dated April 3, 2021
10.33*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Zaiyi Liao dated April 29, 2022
10.34*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Harley d’Entremont dated July 1, 2021
10.35*	Memorandum of Understanding by and between Farvision Education Group Inc. and Canadian Film and Television Institute dated May 12, 2021
10.36*	Discharge of Royal Bank of Canada Mortgage Letter dated January 15, 2021 for mortgage of the property located a 41 Metropolitan Boulevard by and between Royal Bank of Canada, as lender, and 123 Natural Food Ontario Ltd., as borrower
10.37*	Loan Agreement by and between Visionary Education Technology Holdings Group Inc. and China Youth Langton (Canada) Education Technology Co. Ltd. dated March 31, 2021
10.38*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated May 18, 2021
10.39*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated March 31, 2021
10.40*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 31, 2021
10.41*	Loan Agreement by and between Fan Zhou and Visionary Education Services and Management Inc. dated November 5, 2021
10.42*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated March 31, 2021
10.43*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated February 28, 2022
10.44*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 9, 2022

10.45*	Form of Indemnification Agreement between Visionary Education Technology Holdings Group Inc. and the Indemnified Party
10.46*	Form of Indemnification Agreement between Fan Zhou and the Indemnified Party
10.47*	Fifth Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
10.48*	Loan Forgiveness Agreement by and between Fan Zhou and Visionary Education Technology Holdings Group Inc. dated as of April 4, 2022
10.49*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated April 4, 2022
14.1*	Code of Ethics
17.1*	Letter of Fan Zhou resigning as director ad executive director dated December 15, 2021
21.1*	List of Subsidiaries of the Registrant
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_________________

* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: August 12, 2022	VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

/s/ Guiping Xu
Guiping Xu Chief Executive Officer

Visionary Education Technology Holdings Group, Inc.

Audited cONSOLIDATED Financial Statements for Fiscal Years ended March 31, 2022 and March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Visionary Education Technology Holdings Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Visionary Education Technology Holdings Group Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2021.

Vancouver, BC, Canada

August 12, 2022

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$741,868	$1,190,616
Short-term investments	56,021	–
Accounts receivable, net	1,653	183,690
Accounts receivable - related party	–	286,272
Prepaid and other receivable	179,647	81,522
Inventories	–	839,390
Due from related parties	432,676	3,104,042
Loan receivable - current	131,036	–
Related parties loan receivable - current	–	105,898
Total current assets	1,542,901	5,791,430

Restricted cash – non-current	67,821	–
Property, plant and equipment, net	23,240,470	4,469,767
Right of use assets	958,477	35,445
Intangible assets, net	1,082,061	428,061
Acquisition deposits	7,364,241	2,496,790
Goodwill	1,030,399	–
Loan receivable	–	127,232
Deferred offering cost	940,214	–
Related parties loan receivable – non-current	–	318,377
TOTAL ASSETS	$36,226,584	$13,667,102

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$278,544	$50,198
Accrued liabilities	1,465,318	120,149
Other tax payable	1,435,045	1,020,329
Due to related parties	7,219,022	1,471,191
Deferred revenue	532,520	201,169
Lease liability - current	211,600	16,150
Bank loans - current	542,264	172,629
Income tax payable	1,598,153	1,116,024
Total current liabilities	13,282,466	4,167,839

Deferred tax liabilities	243,762	33,627
Lease liability, non-current	746,877	19,295
Bank loans, non-current	18,278,316	6,214,428
TOTAL LIABILITIES	32,551,421	10,435,189

Commitments

EQUITY
Common shares, no par value, unlimited shares authorized, 35,000,000 issued and outstanding*	–	–
Additional paid-in capital	665,985	665,985
Retained earnings	2,587,747	2,577,998
Accumulated other comprehensive income	185,179	163,295
Total shareholders’ equity attributable to the Company	3,438,911	3,407,278

Noncontrolling interest	236,252	(175,365)
Total shareholders’ equity	3,675,163	3,231,913

TOTAL LIABILITIES AND EQUITY	$36,226,584	$13,667,102

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2022	2021

Revenue – rent	$2,298,198	$674,898
Revenue – tuition	669,442	358,241
Revenue – construction	8,117	78,219
Revenue – sales of land	2,272,704	6,613,863
Total Revenues	5,248,461	7,725,221

Cost of revenue – rent	1,322,188	256,981
Cost of revenue – tuition	319,913	124,762
Cost of revenue – construction	4,663	19,529
Cost of revenue – sales of land	990,261	3,058,175
Total cost of revenues	2,637,025	3,459,447

Gross Profit	2,611,436	4,265,774

Operating expenses:
General and administrative expenses	437,278	132,224
Professional fees	350,636	211,517
Salaries	792,546	193,247
Total operating expenses	1,580,460	536,988

Income from operations	1,030,976	3,728,786

Other (expense) income
Interest expense	(906,398)	(141,690)
Impairment loss	(379,165)	–
Government subsidies	490,171	84,657
Other income	20,709	245,019
Total other (expense) income, net	(774,683)	187,986

Income before income taxes	256,293	3,916,772
Provision for income taxes - current	(312,767)	(1,003,126)
Net (loss) income	(56,474)	2,913,646
Less: net loss (income) attributable to noncontrolling interest	66,223	(46,789)
Net income attributable to Visionary Education Technology Holdings Group	9,749	2,866,857

Other comprehensive income:
Foreign currency translation gain	26,333	164,684
Comprehensive (loss) income	(30,141)	3,078,330
Less: comprehensive loss (income) attributable to noncontrolling interest	61,774	(23,626)
Comprehensive income attributable to Visionary Education Technology Holdings Group	$31,633	$3,054,704

Earnings Per share
Basic and diluted	$(0.00)	$0.08

Weighted Average Shares Outstanding*
Basic and diluted	35,000,000	35,000,000

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARE NUMBERS)

	Common Share		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Shares*	Amount	Capital	(Deficit)	(Loss)	interest	Total

Balance at March 31, 2020	35,000,000	$–	$665,985	$(288,859)	$(24,552)	$(198,991)	$153,583
Net income for the year	–	–	–	2,866,857	–	46,789	2,913,646
Investment in subsidiary - Toronto ESchool	–	–	–	–	–	31,808	31,808
Capital contribution made by noncontrolling shareholders - Art Academy	–	–	–	–	–	(31,808)	(31,808)
Foreign currency translation gain (loss)	–	–	–	–	187,847	(23,163)	164,684
Balance at March 31, 2021	35,000,000	$–	$665,985	$2,577,998	$163,295	$(175,365)	$3,231,913

Net income for the year	–	–	–	9,749	–	(66,223)	(56,474)
Capital contribution made by noncontrolling shareholders - Conbridge	–	–	–	–	–	6,345	6,345
Capital contribution made by noncontrolling shareholders - Lowell	–	–	–	–	–	42,731	42,731
Capital contribution made by noncontrolling shareholders - Princeton	–	–	–	–	–	(1)	(1)
Capital contribution made by noncontrolling shareholders – MTM Animation	–	–	–	–	–	424,316	424,316
Foreign currency translation loss	–	–	–	–	21,884	4,449	26,333
Balance at March 31, 2022	35,000,000	$–	$665,985	$2,587,747	$185,179	$236,252	$3,675,163

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2022	2021

Cash flows from operating activities:
Net (loss) income	$(56,474)	$2,913,646
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	494,729	53,763
Gain recognized on government subsidy	22,883	(45,450)
Impairment loss on intangible assets and goodwill	379,165	–
Changes in operating assets and liabilities:
Accounts receivable	202,741	(174,982)
Accounts receivable from related party	167,550	(272,700)
Inventories	842,346	2,686,597
Prepayments and other current assets	(97,322)	(77,657)
Due from related party	2,114,745	(2,692,545)
Accounts payables	227,370	37,367
Accrued liabilities	854,071	114,453
Other tax payable	406,999	877,215
Deferred revenue	329,113	9,796
Taxes payable	473,607	1,010,214
Net cash provided by operating activities	6,361,523	4,439,717

Cash flows from investing activities:
Acquisition of business	(471,550)	(151,500)
Acquisition deposit	(17,016,884)	(2,378,418)
Purchase additional shares from NCI	–	(31,808)
Loan advance to related parties	425,770	(377,785)
Refund of land deposit	52,668	–
Short-term investment	(55,860)	–
Loan advance to unrelated parties	(2,979)	(121,200)
Acquisition deposits	(7,215,396)	–
Net cash used in investing activities	(24,284,231)	(3,060,711)

Cash flows from financing activities:
Proceeds from bank loan	85,909	136,350
Proceeds from mortgage	12,768,000	6,060,000
Finance costs on mortgage	(49,928)	(30,300)
Deferred offering costs	(451,049)	–
Repayment of mortgage	(469,921)	(2,565,470)
Proceeds (Repayment) of shareholder advance	5,652,248	(3,995,358)
Net cash provided by (used in) financing activities	17,535,259	(394,778)

Effect of exchange rate changes on cash	6,522	96,528
Net increase (decrease) in cash	(380,927)	1,080,756
Cash and restricted cash, beginning of the year	1,190,616	109,860
Cash and restricted cash, end of the year	$809,689	$1,190,616

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$–	$–
Cash paid for interest	$906,398	$117,708

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”), formerly known as 123 Natural Food Ontario Ltd., is a company limited by shares incorporated under the Business Corporation Act of Ontario, Canada on August 20, 2013. The Company, through its subsidiaries, is primarily engaged in education related businesses, which includes high school education programs, real estate development, vocational education, online education and other education-related consulting services. Ms. Fan Zhou is the controlling shareholder (the “Controlling Shareholder”) of the Company by holding 58.5% of the equity interests of the Company through 3888 Investment Group Limited, which owns a 65% equity interest of Visionary Group. On May 19, 2022, the Company closed its initial public offering (“IPO”) of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ under the symbol “VEDU.”

Reorganization

On April 1, 2019, the Controlling Shareholder transferred her 100% equity interest in Visionary Education Real Estate Group Inc., formerly known as 123 Real Estate Development Ontario Ltd., to Visionary Group. After this reorganization, Visionary Group ultimately owns 100% equity interests of Visionary Education Real Estate Group Inc. On October 12, 2021, Visionary Education Real Estate Group Inc. changed its name to Visionary Education Service and Management Inc.

Since the Company and its wholly-owned subsidiary, Visionary Education Service & Management Inc., are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transaction was accounted for as a reorganization. The consolidation of the Company and this subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The details of Visionary Education Technology Holdings Inc. and our subsidiaries are set out below as of the date of this report:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Education Group Inc. (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	rental business
Farvision Development Group Inc. (“Farvision Development”)	July 20, 2010	Scarborough, Ontario	100% by NeoCanaan Investment	Construction
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
9651837 Canada Inc. (“Lowell Academy”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	High school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022,	Toronto, Ontario	70% by Farvision Education	Animation education
13995191 Canada Inc	May 20,2022	Markham, Ontario	100%	Holding company to hold Moatfield property
Griggs International Academy China Co. Ltd. (“Griggs China”),	July 31 2022	Hong Kong, China	90% by Visionary Education Service and Management Inc.	Private K-12 education

1 Minority interests in subsidiaries owned by Farvision Education are held by unaffiliated third parties.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On August 20, 2013, Ms. Fan Zhou incorporated 123 Natural Food Ontario Ltd. as a sole shareholder in Richmond Hill, Ontario. On March 25, 2021, the Company filed an article of amendment to change its name to Visionary Education Technology Holdings Group Inc. (“Visionary Group”). Ms. Fan Zhou transferred her 100% equity interest of Visionary Group to 3888 Investment Group Limited at cost on August 21, 2013.

On August 20, 2013, Ms. Fan Zhou incorporated 123 Real Estate Development Ontario Ltd. as a sole shareholder in Richmond Hill, Ontario. On April 1, 2019, Ms. Fan Zhou transferred all the shares to Visionary Group. On May 28, 2021, 123 Real Estate Development Ontario Ltd. filed an article of amendment to change its name to Visionary Education Real Estate Group Inc. (“Visionary Real Estate”). On October 12, 2021 Visionary Real Estate filed amendment to change its name to Visionary Education Services & Management Inc. (“VESM”)

On February 25, 2019, VESM entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc. (“PrideMax Construction”), a company incorporated on July 20, 2010 in Scarborough, Ontario and had no active business since inception, from its original shareholder for $0.8 (C$1). The transaction was completed on April 1, 2019. On May 23, 2020, VESM transferred 100% of the equity interests in PrideMax Construction to NeoCannaan Investment Corporation. On June 16, 2021, PrideMax Construction filed an article of amendment to change its name to Farvision Development Group Inc (“Farvision Development”).

On May 14, 2020, Farvision Education Group Inc. (“Farvision Education”) was incorporated under the Canada Business Corporation Act. Visionary Group owns all the issued shares of Farvision Education.

On November 15, 2017, the Company entered into a share purchase agreement to acquire 55% of the equity interest in Toronto ESchool Inc. (“Toronto ESchool”), a company incorporated on March 7, 2016 in Toronto, Canada, from its original shareholder, China Youth (Canada) Langton Education Technology Co. Ltd. (“Langton Canada”) for $0.8 (C$1). Langton Canada is a related party of the Company due to common control, as Ms. Fan Zhou was the sole director of Langton Canada. It was considered an asset acquisition in accordance with ASU 2017-01 since substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets – a private high school license. On June 19, 2020, the Company further acquired 15% of the equity interests in Toronto ESchool from its original shareholder (a third party) for consideration of $31,808 (C$40,000). After this transaction, the Company owns total of 70% of the equity interests of Toronto ESchool. On June 19, 2020, the Company transferred its 70% of equity interests in Toronto ESchool to its wholly owned subsidiary Farvision Education.

On July 15, 2020, Farvision Education entered into an investment agreement with 2549601 Ontario Inc., which owns a private high school license registered with the Ontario Ministry of Education, to incorporate Maple Toronto Arts & Performance Academy Inc. with a total investment of $159,040 (C$200,000) from both parties. Pursuant to the agreement, Farvision Education subscribed for 80% of its total 200,000 common shares at C$ 1.00 per share, and 2549601 Ontario Inc. subscribed the remaining 20% of its total common shares, which was completed on July 27, 2020. On August 3, 2020, the Company filed an article of amendment to change the name of Maple Toronto Arts & Performance Academy Inc. to Maple Toronto Art Academy Inc. (“Art Academy”). On July 27, 2020, Art Academy entered into a license transfer agreement with 2549601 Ontario Inc. (operating as Alathena International Academy Richmond Hill), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Art Academy acquired the private high school license for a consideration of $159,040 (C$200,000). The transaction was completed on September 1, 2020.

On May 26, 2020, NeoCanaan Investment Corporation (“NeoCanaan Investment”) was incorporated under the Canada Business Corporation Act. Visionary Group owns all the issued shares of NeoCanaan Investment.

On October 8, 2020, Canada Animation Industry Group Inc. (“Animation Group”) was incorporated under the Canada Business Corporation Act. NeoCanaan Investment owns all the issued shares of Animation Group.

On April 1, 2021, Visionary Education Services and Management Inc. (“VESM”) entered into a share transfer agreement with Mr. Jason Wang, a related party, to transfer his 100% of the equity interests in Glorious Future Study Abroad Immigration Group Inc. (“Glorious Immigration”) and PrideMax International Human Resources Services Inc. (“PrideMax HR”) for $0.8 (C$1). The transaction was completed on June 12, 2021. On June 16, 2021, Glorious Immigration changed its name Visionary Study Aboard & Immigration Services Inc. (“Visionary Immigration”). On June 17, 2021, PrideMax HR changed its name to Farvision Human Resources Service Company Inc. (“Farvision HR”). As of March 31, 2022, both Visionary Immigration and Farvision HR have been inactive since the acquisition by VESM.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On June 6, 2021, Farvision Education entered into a share transfer agreement with Mr. Jason Wang, a related party, to transfer his 70% of the equity interests in Princeton Career Education Group Inc. (“Princeton Career”) for $0.8 (C$1). The transaction was completed on June 12, 2021.

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 9651837 Canada Inc. (o/a “Lowell Academy”), a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $168,063 (C$210,000). The transaction was completed on June 12, 2021.

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 7621531 Canada Inc., operating as Conbridge College of Business and Technology (“Conbridge College”), a private career college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College of Business and Technology for a total consideration of $64,024 (C$80,000). The transaction was closed on September 1, 2021.

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), a private vocational college registered with Ontario Ministry of Colleges and University, to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). The consideration included two components: i) a fixed or guaranteed purchase price of $1.7 million (C$2.1 million), and ii) post-closing performance-based payments aggregating up to $400,150 (C$500,000). The Company acquired 70% of equity interest of MTM Animation for a total consideration of $1,456,546 (C$1,820,000) on February 28, 2022. The remaining 30% of the purchased shares will be transferred over three years on the anniversary of the first three years after the closing. On February 28, 2022, the Company and the original shareholders of MTM Animation signed an amended agreement to transfer the remaining 30% of the purchased shares over three years by transferring 10% of the purchased shares each year after the Company making three payments of $80,030, $80,030, and $64,024 (C$100,000, C$100,000, and C$80,000) on May 10, 2022, February 28, 2023 and February 28, 2024, respectively. The remaining terms remain unchanged, including the post-closing performance-based payments. (See Note 8)

On July 26, 2022, in order to better use the capital raised in connection with the IPO, improve the efficiency of the operations, streamline the business lines to focus on its core education sector, and optimize the structure of the vocational educational business, the Board of the Company approved to divest its three subsidiaries: Visionary Immigration, Farvision HR, and Princeton Education. The divestiture of these three subsidiaries does not represent a strategic shift of the Company and has no major effect on the Company’s operations and financial results. (See Note 18)

As reflected in the Company’s consolidated financial statements, the Company had cash balance of $741,868 as of March 31, 2022, and the Company’s total current liabilities exceeded its total current assets by approximately $11.7 million. For the year ended March 31, 2022, the Company incurred a net loss of $56,474.

As of March 31, 2022, the Company had bank loan balance of approximately $18.9 million, unpaid income tax payable of approximately $1.6 million and other tax payable of approximately $1.4 million. In addition, on May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings at 95-105 Moatfield Drive, Toronto, for a total price of $73.2 million (C$93.3 million). As of March 31, 2022, the Company paid total deposits of $7.2 million (C$9.0 million) and $7.8 million (C$9.8 million) subsequently to March 31, 2022. The closing date is August 18, 2022. If the purchase is not completed as a result of the default of the Company, the total deposits are not refundable and will be forfeited.

The Company currently plans to fund its operations and support its ongoing acquisition projects mainly through cash flow from its operations, renewal of bank borrowings, borrowing from the controlling shareholder, and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all. If the available fund is not sufficient to meet the required minimum capital requirements, it could have an adverse impact on the Company’s operations.

On May 19, 2022, the Company successfully closed its IPO which resulted in net proceeds of approximately $14.3 million. On June 24, 2022, the Company obtained a commercial mortgage loan from Bank of China (Canada) of approximately $48.0 million (C$ 60.0 million) for the purpose of financing the purchase of Moatfield property.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of this report

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Visionary Group and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Noncontrolling Interests

As of March 31, 2021, noncontrolling interests represent 30% and 20% noncontrolling, non-related shareholders’ interests in Toronto ESchool and Arts Academy, respectively. As of March 31, 2022, noncontrolling interests represent 30%, 20%, 30%, 30%, 20% and 30% noncontrolling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Princeton Education, Lowell Academy, Conbridge College, and MTM Animation respectively.

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss between noncontrolling interest holders and the shareholders of the Company.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of other receivables, useful lives of property, plant and equipment and student list as intangible assets, the recoverability of intangible assets and goodwill, allocation of cost between building and land newly acquired, revenue recognition, fair value of intangible assets at business acquisition, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less at the date of acquisition. The Company maintains all its bank accounts in Canada, which are insured by Canadian Deposit Insurance Corporation up to C$100,000 for eligible deposits. Bank balances in MTM Animation and Toronto ESchool exceeded the insured limit of $349,478 (C$436,684) and $135,099 (C$168,810) as of March 31, 2022, respectively. No liquid investment with maturities of three months or less is held by the Company as at March 31, 2022 and 2021.

Restricted cash

The Company’s subsidiaries Conbridge College and MTM Animation are required to maintain a term deposit with a financial institution as collateral for an irrevocable standby letter of credit issued in favor of the Ministry of Training, Colleges and Universities under the Ontario Private Career Colleges Act 2005. As at March 31, 2022 and 2021, the Company had term deposit of $67,821 and $nil respectively as the required collateral which was classified as restricted cash – non-current in the consolidated balance sheet.

Short-term investments

The Company’s short-term investments consist of mutual fund investments purchased from Canadian banks. These investments are carried at fair value at the date of the consolidated balance sheets and are redeemable at any time as working capital when needed. The Company has short-term investments of $56,021 and $nil as at March 31, 2022 and 2021.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance for uncollectible balances were recorded for the years ended March 31, 2022 and 2021, respectively, as the Company considered all of balances is to be fully collected.

Inventories

Land held for future sales is measured at the lower of cost and estimated net realizable value. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs. Cost includes land acquisition costs, other direct costs such as borrowing costs, property taxes and legal costs, etc. As of March 31, 2022 and 2021, no inventory reserve was recorded.

Prepayments and Other Receivables

Prepayments and other receivables primarily consist of advances to non-related suppliers for short term operation support, employee advances, and prepayments on property taxes and other expenses. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. No impairment was recorded as of March 31, 2022 and 2021, as the Company considered all of the prepayments to be fully realizable and the advances to be repaid.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	30 years
Furniture and equipment	Decline method at 20%
Land	Not depreciated
Computer and software	Decline method at 30%
Leasehold improvement	Straight line over 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income as other income or expenses.

Indefinite-Lived Intangible Assets

An intangible asset determined to have an indefinite useful life is not amortized. Indefinite-lived intangible assets are tested for impairment on an annual basis at year end, or more frequently if an event occurs or circumstances change that indicate the fair value of an indefinite-lived intangible asset could be below its carrying amount.

The Company’s indefinite-lived intangible assets consist primarily of i) the registrations and qualifications arising from acquisitions of Lowell Academy, Art School, and Toronto Eschool which allow the Company to grant credits to students under Ontario Secondary School Diploma (the “OSSD”) by qualified secondary schools registered at Ontario Ministry of Education, ii) the registrations and the qualifications to operate as a private career college registered with Ontario Ministry of Training, Colleges and Universities, arising from the acquisitions of equity interest of Conbridge College and MTM Animation, and iii) the brand name and reputation in the education market arising from acquisition of MTM Animation equity interest.

In testing the indefinite-lived intangibles assets for potential impairment, the Company applies either a qualitative test, or a quantitative test, in accordance with ASC 350, Intangibles — Goodwill and Other. A qualitative approach may be applied when the Company concludes that it is not “more likely than not” that the fair value of the indefinite-lived intangible assets is less than their carrying value. A quantitative impairment test consists of comparing the fair value of the indefinite-lived intangible asset with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Significant judgment and estimates are applied when evaluating whether an intangible asset has an indefinite useful life and in testing for impairment. The Company recognized impairment of $280,098 and $nil on indefinite-lived intangible assets for the years ended March 31, 2022 and 2021.

Definite-Lived Intangible Assets

The intangible assets with definite lives are stated at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the terms. The Company recognized intangible assets of student lists arising from acquisition of Lowell Academy and MTM Animation. These intangible assets are amortized over the term between 1- 4 years upon their graduation. As at March 31, 2022, the Company recognized intangible assets as student list of $10,404 and $140,853 from Lowell Academy and MTM Animation respectively, and impairment loss of $10,404 and $nil from student list recognized at Lowell Academy and MTM Animation for the year ended March 31, 2022.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured. Goodwill is not amortized and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that indicate the fair value of goodwill could be below its carrying amount. The Company recognized impairments of $99,068 and $nil on goodwill for the year ended March 31, 2022 and 2021 respectively.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment, definitive-lived intangible assets, and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recognized impairment of $280,098 and $nil on indefinite-lived intangible assets for the years ended March 31, 2022 and 2021.

Fair Value of Financial Instruments

ASC 825-10 Financial Instruments requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

·	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
·	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
·	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accounts receivable, accounts receivable – related party, due from related party, related parties loan receivable, loan receivable, other receivable (excluding tax receivable), long-term restricted cash, accounts payable, accrued liabilities, due to related parties, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at March 31, 2022 and 2021 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current lease liabilities, and long-term lease liabilities in the consolidated balance sheets. Finance leases are included in property, plant and equipment, other current liabilities and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As one of the Company’s leases does not provide an implicit rate, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date is used. The operating lease ROU asset also includes any lease payment made and excludes lease incentives. The Company may also include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Deferred Offering Cost

Deferred offering costs were expenses directly related to the IPO. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized. The deferred offering costs are reclassified to additional paid-in capital upon receipt of the capital raised.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Under the acquisition method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Government Subsidies

Government subsidies represent cash subsidies received from the government of Canada to subsidize the wage expense under Canada Emergency Wage Subsidy (CEWS) program and rent expense under Canada Emergency Rent Subsidy (CERS) program for the business affected by COVID-19, as well as the forgivable portion of the loans provided under Canada Emergency Business Account (CEBA) program. The Company recognizes the government grant as other income when cash is received and the Company will comply with the relevant conditions with reasonable assurance. For the years ended March 31, 2022 and 2021, the Company received subsidy of $326,640 and $39,207 under CEWS program, $163,530 and $nil under CERS program. As at March 31, 2022, the Company has outstanding loan balance of $240,090 under CEBA program, in which $80,030 is forgivable if the Company pays off the balance before December 31, 2023. The unforgivable portion of $160,060 (C$200,000) is recorded as bank loan payable balance in the consolidated balance sheet as of March 31, 2022.

Revenue Recognition

The Company follows ASC 606 Revenue from Contracts with Customers, which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company generates its revenues through educational programs and services with individual students. In addition, the Company generates revenues from other services such as sale of vacant lands, rental, and renovation projects. The primary sources of the Group’s revenues are as follows:

Revenue from educational programs and services

Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period.

For the Company’s online education courses, tuition fee is generally collected in advance and is initially recorded as deferred revenue. When tuition is paid at registration, the student is given access to online courses. The student normally has six months to complete the online courses by watching online learning materials and passing the required online exams. The student has an option to extend the course learning period from six months to maximum of twelve months for an additional cost. After twelve months from the registration, the student will lose the access of registered course. No refund is available for tuition. The tuition income is recognized over the period that the course is expected to be completed.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

For the Company’s other high school and private college education programs, all tuition fee, ancillary service fee and application fees are collected in advance and are initially recorded as deferred revenue. Revenue attributable to educational services is recognized over time, based on a straight-line basis over the school semester, as customers simultaneously receive and consume the benefits of these services throughout the service period. The refund is recorded as a reduction of deferred revenue and has no impact on the recognized revenue. The Company has not experienced significant refunds.

Revenue from rental

The Company rents an office building to several tenants and earns rental revenue. Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

Revenue from renovation project

The Company provides decoration and construction services mainly for the education institutions. These projects are normally completed within several weeks. The Company recognizes revenue associated with these projects when the project is completed and accepted by the customer.

Revenue from sales of vacant lands

The Company recognizes revenue from the sales of vacant lands when the legal title is transferred to the buyers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when payment is received and when shipment or delivery occurs.

As of March 31, 2022 and 2021, other than accounts receivable, deferred financing costs, deposit from tenants and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by service or products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for year ended March 31, 2022 and 2021 are disclosed in Note 17 of this consolidation financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the liability method of income tax allocation to account for income taxes. Deferred income tax assets and liabilities are recognized based upon temporary differences between the financial reporting and income tax bases of assets and liabilities and measured using enacted income tax rates and tax laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. The Company considers both positive evidence and negative evidence on deferred tax assets, to determine whether, based upon the weight of that evidence, a valuation allowance is required for deferred tax assets. Judgment is required in considering the relative impact of negative and positive evidence.

Significant judgment is also required in evaluating the Company’s uncertain income tax positions and provisions for income taxes. Liabilities for uncertain income tax positions are recognized based on a two-step approach. The first step is to evaluate whether an income tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the income tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain income tax positions as interest expense, which is then netted and reported within investment income.

Sale Tax (“GST/HST”)

The Company is registered under Canada’s Goods and Services Tax (GST) and Harmonized Sales Tax (HST) account. Sales revenue represents the invoiced value of goods and services, net of GST/HST. The Company is operating mainly in the Province of Ontario which is subject to HST rate of 13% for its products and services supplied in Ontario, and thus the Company’s tuition revenue is GST/HST exempted.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2022 and 2021, there were no dilutive shares.

Foreign Currency Translation

The Company operates primarily in Canada. The functional currency of the Company and its subsidiaries is the Canadian Dollar (“C$”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“$” or “US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	March 31, 2022	March 31, 2021
Year-end spot rate	C$1=US$ 0.8003	C$1=US$ 0.7952
Average rate for the year	C$1=US$ 0.7980	C$1=US$ 0.7575

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the functional currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Corona Virus disease 2019 (“COVID-19”) outbreak has, and continues to have, a severe and negative impact on Canada’s economy and the global economy. The Company’s certain business has been negatively impacted by the COVID-19 outbreak.

The Company’s operations affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. To reduce the spread of the COVID-19, the government has employed measures including lockdowns, quarantines, travel restrictions, suspension of non-essential business activities and school closures. As a result, the Company experienced difficulties and delays to complete the renovation and construction projects, reductions in education program enrollment, delay collections of rental income from tenants. Although the Canadian federal government delivers financial supports to the Company on salaries, interest free loans, and other subsidies, the continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform. The extent of the future impact of COVID-19 is still unknown and cannot be reasonably estimated at this point of time.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recent Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance from April 1, 2021 and the adoption has no significant impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and the interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance from April 1, 2021 and the adoption has no significant impact on the Company’s consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	March 31,	March 31,
	2022	2021

Accounts receivable from third-party customers	$1,653	$183,690
Less: allowance for doubtful accounts	–	–
Total accounts receivable from third-party customers, net	1,653	183,690
Add: accounts receivable - related party	–	286,272
Total accounts receivable, net	$1,653	$469,962

For the years ended March 31, 2022 and 2021, no allowance for doubtful accounts were recorded. Approximately 100% of the accounts receivable balance as of March 31, 2022 (98% - 2021) from third-party customers has been collected subsequent to the year end.

The Company rented one unit of its rental property to China Youth Langton (Canada) Education Technology Co. Ltd. (the “Langton”), a related party under common control. The lease agreement has a term of three years from January 2018 to December 2020, and further renewed for another three years from January 2021 to December 2023. However, the lease was terminated by both parties as at September 30, 2021. The outstanding accounts receivable from this related party amounted to $nil and $286,272 as of March 31, 2022 and 2021, respectively.

NOTE 4 – INVENTORIES

Inventories consisted of the following:

	March 31,	March 31,
	2022	2021

Purchase cost of lands	$–	$758,704
Accumulated carrying costs	–	80,686
	–	839,390
Less: inventory reserves	–	–
Inventory, net	$–	$839,390

The Company purchased total of 28 lots of vacant land in Eastern Ontario between 2013 and 2015. During the year ended March 31, 2019, the Company sold 1 lot of these vacant land to a third party. No sales were made for the year ended March 31, 2020. During the year ended March 31, 2021, the Company sold 19 lots of the vacant land to third parties, realized approximately $6.6 million revenue from the sales. During the year ended March 31, 2022, the Company sold the remaining 8 lots of vacant land to third parties, realized approximately $2.3 million revenue from the sales.

As at March 31, 2022 and 2021, inventories include nil lots and 8 lots of vacant land in Eastern Ontario respectively. The costs of land include direct purchase costs, accumulated property taxes and accumulated management fee charged on these lots of vacant land. For the years ended March 31, 2022 and 2021, no inventory reserves were recorded as the real estate market continues to rise in Canada.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LOAN RECEIVABLES

As of March 31, 2022 and 2021, loan receivables consists of the following:

		For the year ended March 31,
Name	7	2022	2021

Superinet Inc.		$131,036	$127,232

On June 2, 2020, the Company signed a loan agreement to provide a loan of $64,024 (C$80,000) to Superinet Inc., a third party. The loan has a term of 2 years with a fixed interest rate of 2% per annum. The repayments are scheduled as: repayment of the first-year interest at end of the first year, and repayment of the second-year interest plus the principal upon maturity. If any repayment is in default, the repayment date could be extended upon mutual agreement and the interest rate will be increased to 4% per annum. On July 15, 2020, the Company entered a second loan agreement with Superinet Inc. for an additional amount of $64,024 (C$80,000). All other terms remained the same as the first loan above. As at March 31, 2022 and 2021, $2,988 and $2,014 interest income were accrued on the loan above and included as prepaid and other receivable. The accrued interest income and the principal balances for the two loans to Superinet Inc. has been received subsequently to March 31, 2022.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	March 31,	March 31,
	2022	2021

Land	$8,502,738	$3,305,967
Building	15,334,220	1,370,083
Computer and software	59,925	–
Leasehold improvement	3,546	–
Equipment and furniture	129,299	84,132
Total	24,029,728	4,760,182
Less: Accumulated depreciation	(789,258)	(290,415)
Property, plant and equipment, net	$23,240,470	$4,469,767

Depreciation expense was $494,729 and $53,763 for the years ended March 31, 2022 and 2021, respectively.

In connection with the $6.2 million long-term bank loan borrowed from the National Bank of Canada, the Company pledged its land and building with net book value of approximately $4.4 million as the collateral to secure the loan.

In connection with the purchase of the two office buildings on April 15, 2021 for total consideration of $10.0 million (C$12.5 million) and $7.9 million (C$9.9 million), respectively, two of the Company’s subsidiaries, Animation Group and NeoCanaan Investment, obtained two bank loans of $7.2 million (C$9.0 million) and $5.6 million (C$7.0 million) from HSBC bank. The two office buildings are pledged as collateral to secure these two loans, are cross guaranteed by the two subsidiaries, and also guaranteed by the shareholder Ms. Fan Zhou personally and the Company.

During the year ended March 31, 2022, Langton has transferred the ownership of three commercial properties to the Company as partial repayment on the outstanding balance due from Langton as at March 31, 2021. The three units of commercial properties were transferred at their fair market value of $760,285 (C$950,000) in total.

There was an addition of $19,238,192 (C$24,038,725) and $nil on property, plant and equipment during the years ended March 31, 2022 and 2021 respectively, and approximately $30,448 and $1,702 appreciation on total original cost and accumulated depreciation respectively are due to appreciation of Canadian dollar relative to US dollars during the year ended March 31, 2022.

No impairment was recorded for the years ended March 31, 2022 and 2021.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	March 31,	March 31,
	2022	2021

At Toronto ESchool
High school registration and licenses, net acquisition cost	$236,903	$235,394
Deferred tax liability	33,843	33,627
	270,746	269,021
At Art Academy
High school registration and license, net acquisition cost	160,060	159,040
Impairment loss for year 2022	(160,060)	–
	–	–
At Conbridge College
Private College license, net acquisition cost	19,170	–
Brand name, net acquisition cost	22,408
Impairment loss for year 2022	(22,408)	–
	19,170	–
At Lowell Academy
Student list, net acquisition cost	10,404	–
Brand name, net acquisition cost	88,033
Impairment loss for year 2022	(98,437)	–
	–	–
At MTM Animation		–
Private College license, net acquisition cost	186,319
Brand name, net acquisition cost	464,974
Student list, net acquisition cost	140,852
	792,145	–

Intangible assets, net	$1,082,061	$428,061

On June 24, 2016, Langton, a related party of the Company purchased 55% of Toronto ESchool’s common shares for a total consideration of $437,756 (C$585,000). In accordance with ASU 2017-01, this transaction was not considered as a business acquisition since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or a group of similar identifiable assets – private high school license. On November 15, 2017, Langton signed an agreement to transfer its 55% of the equity interest in Toronto ESchool to the Company for $0.8 (C$1). On June 19, 2020, the Company further acquired 15% of the equity interest in Toronto ESchool from its original shareholder for a consideration of $31,808 (C$40,000). An impairment loss of $589,468 of such intangible asset was recorded for the year ended March 31, 2019.

In accordance with ASC740-10-25-51, for the asset acquired outside of a business combination and the tax basis of the asset differs from the amount paid, the Company recognized deferred tax liability of $33,843 (C$42,288) and $33,627 (C$42,288) arising from this transaction as at March 31, 2022 and 2021 respectively.

On July 27, 2020, Arts Academy entered into a license transfer agreement with 2549601 Ontario Inc. (o/a Alathena International Academy Richmond Hill”), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Arts Academy acquired the private high school license for a consideration of $160,060 (C$200,000). The transaction was completed on September 1, 2020. The impairment loss of $160,060 and $nil was recognized for the year ended March 31, 2022 and 2021 respectively.

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College for a total consideration of $62,792 (C$80,000) on September 1, 2021. The Company recognized the private vocational college license and brand name as an intangible asset of $41,578 (C$51,953) based on the assessment of fair value at the purchase date. (See Note 9) The impairment loss of $22,408 was recorded based on the assessment of fair value as at March 31, 2022.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INTANGIBLE ASSETS, NET (continued)

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Lowell Academy, a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $164,829 (C$210,000). The transaction was completed on June 12, 2021, and the Company recognized the private high school license as an intangible asset of $98,437 (C$123,000) based on the assessment of fair value at the purchase date. (See Note 9) The impairment loss of $98,437 was recorded based on the assessment of fair value as at March 31, 2022.

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). Pursuant to the agreement, on the closing date, MTM Animation stockholders will transfer 70% of the purchased shares to the Company at a consideration of $1,456,546 (C$1,820,000). The transaction was completed on February 28, 2022, and the Company recognized the private college license, brand name, student list as an intangible asset of $792,145 (C$989,811) based on the assessment of fair value at the purchase date. (See Note 9) No impairment loss was recognized based on the assessment of fair value as at March 31, 2022.

NOTE 8 – ACQUISITION DEPOSITS

	March 31,	March 31,
	2022	2021
Deposit on Toronto High School (a)	$128,048	$127,232
Deposit on Conbridge College (b)	–	31,808
Deposit on Lowell Academy (c)	–	87,167
Deposit on Max the Mutt Animation (d)	–	795,200
Deposit on property (e)	–	52,483
Deposit on building purchase - downtown Markham (f)	–	1,402,900
Deposit on building purchase - Moatfiled Toronto (g)	7,236,193	–
Total acquisition deposits	$7,364,241	$2,496,790

(a) Toronto High School

On November 1, 2020, Farvision Education entered into an acquisition agreement with one individual who was the original shareholder of Toronto High School Inc. (“Toronto High School”), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education shall acquire 80% of the equity interest of Toronto High School for a total consideration of $192,072 (C$240,000). Farvision Education paid acquisition deposit of $128,048 (C$160,000) upon signing the agreement. The acquisition is expected to be completed by June 30, 2022. In the event that this acquisition is not closed, the $128,048 (C$160,000) deposit is fully refundable. On July 19, 2022, the Board of the Company made the decision to terminate this acquisition. The acquisition deposit was returned to the Company. Also see Note 18.

(b) Conbridge College of Business and Technology

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 7621531 Canada Inc. (o/a “Conbridge College of Business and Technology”), a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education will acquire 80% of the equity interest of Conbridge College of Business and Technology for a total consideration of $64,064 (C$80,000). As at March 31, 2021, the Company has made a deposit of $32,012 (C$40,000) on the acquisition. The acquisition has been closed on September 1, 2021. Refer to Note 9.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – ACQUISITION DEPOSITS (continued)

(c) Lowell Academy

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 9651837 Canada Inc. (o/a “Lowell Academy”), a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed 70% of the shares of Lowell Academy for a consideration of $168,063 (C$210,000). As at March 31, 2021, the Company has outstanding accounts receivable balance of $65,873 due to office rental and other receivable balance of $87,167 due to renovation costs from Lowell Academy. During the year ended March 31, 2022, the Company has charged additional rental income of $24,162 from Lowell Academy, and paid additional renovation costs of $36,145 on behalf of Lowell Academy. Lowell Academy paid $65,873 cash to the Company to offset the accounts receivable balance outstanding in prior year. Both parties agreed to use the remaining outstanding balance on the acquisition date on June 12, 2021 as part of the consideration, resulting in a payable balance of $20,110 to Lowell Academy for such acquisition. Also see Note 9.

(d) Max The Mutt Animation

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), to purchase all of the issued and outstanding shares of MTM Animation for total consideration of $1.7 million (C$2.1 million). Except for this fixed or guaranteed purchase price, the Company shall also make post-closing performance-based payments aggregating up to $400,150 (C$500,000). The payment shall be made by initial deposit and additional deposit of total $800,300 (C$1.0 million), closing amount of $656,246 (C$820,000) at the closing date, and deferred purchase payments of total $224,084 (C$280,000) over the three years after the closing. The performance-based payments of $400,150 (C$500,000) shall be based on the net income over five years after the closing, and if total calculated performance-based payments does not exceed to the limit of $400,150 (C$500,000) as of December 31, 2025, the unpaid portion will be forgiven. On the closing date, MTM Animation stockholders shall transfer 70% of the purchased shares to the Company. The remaining 30% shall be transferred over three years by transferring 10% of the purchased shares to the Company on the anniversary of the first three years after the closing when the deferred purchase payments are paid. As of March 31, 2021, the Company paid acquisition deposit of total $800,300 (C$1,000,000). On February 28. 2022, the Company paid the amount of $561,018 (C$701,010) and left the remaining payable balance of $95,228 (C$118,990) outstanding. The transaction was successfully closed on February 28, 2022 and the ownership of 70% was transferred to the Company. As of March 31, 2022, the Company has a payable balance of $95,228 to MTM Animation original shareholders and the outstanding balance was paid off in June 2022.

(e) Residential Property

On June 1, 2020, the Company entered a purchase agreement with an unrelated party to purchase a residential property at price of approximately $1.2 million (C$1.5 million). The original closing date of the purchase is June 4, 2021 and the Company has the option to extend the deadline. As of March 31, 2021, the Company made a deposit of $52,820 (C$66,000). In September 2021, the purchase agreement was terminated and the seller sold this property to a third party. Ms. Fan Zhou personally assumed the loss of the deposit.

(f) Office Buildings – downtown Markham

On November 23 and November 25, 2020, the Company signed two purchase agreements to purchase two office buildings in downtown of Markham, Ontario through its two subsidiaries, Animation Group and NeoCanaan Investment. The total considerations on these two properties are $10.0 (C$12.5) million and $7.9 (C$9.9) million, respectively. The final closing date is April 15, 2021. As at March 31, 2021, the Company made the deposit of $760,285 (C$950,000) and $651,611 (C$814,209) on these two properties respectively. The ownerships of properties were transferred to the Company on April 15, 2021.

(e) Office Buildings - Moatfield Property

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings in Toronto for a total price of $73.2 million (C$93.3 million). The Company agreed to pay a first deposit of $1.6 million (C$2 million) at agreement signing, a second deposit of $0.8 million (C$1.0 million) on October 8, 2021, a third deposit of $2.4 million (C$3 million) on November 9, 2021, and a fourth deposit of $2.4 million (C$3 million) on March 10, 2022. On March 31, 2022, the Company entered into an amendment with the vendor to amend the closing date to May 26, 2022 or such other date as the vendor and the Company may agree in writing. Pursuant to the amended agreement, the Company made the fifth deposit of $1.44 million (C$1.8 million) on April 4, 2022.

On May 25, June 10, and July 15, 2022, the Company entered into the sixth, seventh and eighth amendments to the Moatfield Drive Purchase Agreement. Pursuant to these amendments, the Company paid a sixth deposit of approximately $4.8 million (C$6 million) on May 25, 2022, a seventh deposit of $0.8 million (C$1 million) on June 17, 2022, and an eighth deposit of $0.8 million (C$1 million) on July 15, 2022. The Company has agreed to increase the purchase price by another $800,300 (C$1M), and the closing date has been postponed to August 18, 2022. If the purchase is not completed as a result of the default of the Company, the total deposits of $15.04 million (C$18.8 million) is not refundable and will be forfeited. Also see Note 18.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BUSINESS ACQUISITIONS AND GOODWILL

	March 31,	March 31,
	2022	2021
Goodwill at Lowell Academy (a)	$75,103	$–
Impairment on goodwill at Lowell Academy (a)	(75,103)
Goodwill at Conbridge College (b)	24,250	–
Impairment on goodwill at Conbridge College (b)	(24,250)
Goodwill at MTM Animation	1,030,399	–
Total	$1,030,399	$–

a)	Lowell Academy

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Lowell Academy, a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed 70% of the shares of Lowell Academy for a consideration of $168,063 (C$210,000). The Transaction was completed on June 12, 2021.

The transaction was accounted for a business combination using the acquisition method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The original shareholders agreed to be responsible for all liabilities occurred before and on the acquisition date. The purchase price allocation to assets acquired as of the date of acquisition was as follows:

Amounts

Intangible assets	98,437
Working capital acquired	37,254
Noncontrolling interest	(42,731)
Goodwill	75,103

Total consideration	$168,063

The Company recognized private high school license as an intangible asset of $88,033 (C$110,000) with an indefinite life and student list as an intangible asset of $10,404 (C$13,000) with an definite life term of 1-4 years based on the assessment of fair value at the purchase date. The goodwill of $75,103 (C$93,844) is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. During the year ended March 31, 2022, due to the Company is in the process of streamlining the business lines to focus on its core education sector, and as a result of the deterioration in economic conditions caused by the global COVID-19 pandemic and its negative impact on Lowell Academy as a high school for international students, the management determined that it was more likely than not that the fair value of Lowell Academy was lower than its carrying value after including goodwill. As at March 31, 2022, the management determined that the carrying amount of the goodwill in Lowell Academy has exceeds its fair value, therefore, the impairment loss of $75,103 was recorded.

b)	Conbridge College

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education will acquire 80% of the equity interest of Conbridge College for a total consideration of $73,628 (C$92,000) including the original purchase price of C$80,000 and additional consideration on the restricted cash of C$12,000 required by Ministry of College and Universities on August 1, 2021.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BUSINESS ACQUISITIONS AND GOODWILL (continued)

The transaction was accounted for a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The seller agreed to be responsible for all liabilities occurred before and on the acquisition date. The purchase price allocation to assets acquired as of the date of acquisition was as follows:

Amounts

Working capital acquired	11,947
Furniture and equipment	2,198
Intangible assets	41,578
Noncontrolling interest	(6,345)
Goodwill	24,250

Total consideration	$73,628

The Company recognized private vocational college license and brand name as an intangible asset of $41,578 (C$51,953) with an indefinite life based on the assessment of fair value at the purchase date. The goodwill of $24,250 (C$30,301) is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.

During the year ended March 31, 2022, due to the Company is in the process of streamlining the business lines to focus on its core education sector, and as a result of the deterioration in economic conditions caused by the global COVID-19 pandemic and its negative impact on Conbridge College as a private vocational college for international students, the management determined that it was more likely than not that the fair value of Conbridge College was lower than its carrying value after including goodwill. As a result, the Company completed an analysis of the fair value of Conbridge College to compare against its carrying value on the acquisition date as at August 1, 2021. As at March 31, 2022, the management determined that the carrying amount of the goodwill in Conbridge College has exceeds its fair value, therefore, the impairment loss of $24,250 was recorded.

c)	MTM Animation

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of MTM Animation, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education has acquired 70% of the equity interest of MTM Animation for a total consideration of $1,456,546 (C$1,820,000) on February 28, 2022.

The transaction was accounted for a business combination using the acquisition method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired as of the date of acquisition was as follows:

Amounts

Working capital acquired	$896,848
Short-term investment	55,816
Furniture and equipment	74,184
Intangible assets	792,145
ROU assets	954,475
Lease liability	(954,475)
Deferred revenue	(290,973)
Deferred tax liabilities	(209,919)
Payable to minority interest holders	(467,638)
Noncontrolling interest	(424,316)
Goodwill	1,030,399

Total consideration	$1,456,546

The Company recognized private vocational college license, brand name as intangible assets with an indefinite life and student list as intangible asset with definite life term of 1-4 years, totaling of $792,145 (C$989,811) based on the assessment of fair value at the purchase date. The goodwill of $1,030,399 (C$1,287,516) is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.

During the period from the acquisition date February 28, 2022 to March 31, 2022, there was no event occurred or circumstances change that indicate the fair value of goodwill could be below its carrying amount. As at March 31, 2022, no impairment loss was recognized due to management’s impairment test.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES

The Company has two operating leases on vehicles for management, one operating leases on MTM Animation’s premise and one operating lease on MTM Animation’s printer. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating leases was as follows:

	March 31, 2022	March 31, 2021
Right-of-use assets – vehicle leases	$19,419	$35,445
Right-of-use assets – premise lease	914,233
Right-of-use assets – equipment lease	24,825
Total Right-of-use assets, net	958,477	35,445
Operating lease liabilities - current	$211,600	$16,150
Operating lease liabilities - non-current	746,877	19,295
Total operating lease liabilities	$958,477	$35,445

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2022 and 2021:

Remaining lease term and discount rate:	March 31, 2022	March 31, 2021
Weighted average remaining lease term (years)	4.27	2.26
Weighted average discount rate	5.92%	2.00%

The following is a schedule of payments of lease liabilities as of March 31, 2022:

Year ending March 31,
2023	$262,209
2024	250,076
2025	245,955
2026	245,955
2027	81,432
Total future minimum lease payments	1,085,627
Less: imputed interest	(127,150)
Total	$958,477

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BANK LOANS

Bank loans consisted of the following:

	March 31,	March 31,
	2022	2021

Canada Emergency Business Account Program (“CEBA Loan”)	$160,060	$95,424
National Bank of Canada (“National Bank”)	6,190,292	6,323,441
HSBC Bank	12,497,225	–
TD Trust	9,728	–
RBC line of credit	12,405	–
Less: unamortized financing cost	(49,130)	(31,808)
	18,820,580	6,387,057
Less: current portion of bank loans	(542,264)	(172,629)
Total	$18,278,316	$6,214,428

(1)	During the year ended March 31, 2021, the Company received a loan of $143,136 (C$180,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $45,450 (C$60,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date. As a result, the amount of $45,450 (C$60,000) which is expected to be forgiven was recognized as government subsidies for the year ended March 31, 2021. During the year ended March 31, 2022, the Initial Term Date has been extended to December 31, 2023 and the Company has recorded 2 additional CEBA loan from business acquisitions at Lowell Academy and Princeton Education. As at March 31, 2022, the Company has outstanding CEBA loan balance of $240,090 (C$300,000) and only unforgiveness portion of $160,060 (C$200,000) was recorded as bank loan payable on the consolidated balance sheet.

(2)

On November 26, 2020, the Company entered into a loan agreement with National Bank to borrow $6.4 million (C$8.0 million) as the refinance on its property. The loan bears a fixed rate of 3.09% per annum for 4-year term, and the loan is amortized over 25 years. The monthly payment of $30,466 (C$38,312) including principal and interest was made since January 2021. National Bank also offers a maximum $19,880 (C$25,000) limit on the master credit card under the Company’s name.

The above financing facilities are guaranteed by the real estate property located at 41 Metropolitan Road, Toronto, and limited personal guarantee from Ms. Fan Zhou in the amount of $4.8 million (C$6.0 million) plus accrued interest and enforcement costs.

The complied financial ratio required by National Bank includes but not limited to the following:

·	A debt service coverage ratio not less than 1.25 at fiscal year end
·	The borrower shall not take on additional debt or further encumber on the property without written consent of the Bank
·	The nature of the Borrower’s business shall not be substantially changed without written consent of the Bank
·	The loan is limited personal guarantee from Ms. Fan Zhou in the amount of $4.8 million (C$6,000,000) plus accrued interest and enforcement costs.

The Company paid $31,808 negotiation fee upon acceptance of the loan agreement. The amount was recorded as deferred financing costs and amortized over the term 4 years.

 VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BANK LOANS (continued)

(3)

In connection with the purchase of two office buildings at a cost of $10.0 million (C$12.5 million) and $7.9 million (C$9.9 million), respectively, on April 15, 2021, two of the Company’s subsidiaries, Animation Group and NeoCanaan Investment, obtained bank loans of $7.2 million (C$9.0 million) and $5.5 million (C$7.0 million), respectively, from HSBC Bank. The loans have five-years terms with a fixed interest rate of 3.3% per annum, with equal monthly instalments ($35,290 and $27,448 respectively) of blended principal and interest over an amortization period of 25 years. Both bank loans are cross guaranteed by the two subsidiaries, and also guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s two subsidiaries holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.20. The bank has right to recall the loan if the Company does not meet the annual assessment and review.

The Company paid a $49,108 (C$62,566) negotiation fee and legal fee on both buildings upon acceptance of the loan agreement. The amount was recorded as deferred financing costs and amortized over the term five years.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2022, the loan balance was $9,728 (C$12,156). The maturity date is February 1, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2022, a balance of $12,005 (C$15,000) was outstanding from this credit facility.

As of March 31, 2022, the Company’s short-term and long-term loans totaled approximately $18.8 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending March 31,	Repayment
2023	$542,264
2024	706,790
2025	17,620,656
Total	$18,869,710

NOTE 12 – TAXES

(a)	Corporate Income Taxes

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended March 31,
	2022	2021

Income before tax	$256,293	$3,916,772
Statutory Canadian tax rate	26.5%	26.5%
Income tax based on statutory tax rate	67,918	1,037,945
Reduction due to small business deduction	–	(54,161)
Difference on tax rates	(14,084)	16,366
Change in estimate	1,325	–
Change in valuation allowance	158,915	(3,549)
Non-deductible expenses	98,693	6,525
Income tax expense	$312,767	$1,003,126

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

The provision for income tax consists of the following:

	For the year ended March 31,
	2022	2021

Current income tax – Canada	$312,767	$1,003,126
Deferred income tax – Canada	–	–
Total income tax expense	$312,767	$1,003,126

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. As of March 31, 2022 and 2021, the Company had deferred tax assets of $nil and $nil, and deferred tax liabilities of $243,762 and $33,627, respectively, which were mainly derived from the temporary difference from the intangible asset and other temporary differences.

The components of deferred tax assets as of March 31, 2022 and 2021 consist of the following:

	March 31, 2022	March, 2021

Deferred tax assets:
Loss carried forward to future years*	$182,519	$36,155
Property, plant and equipment	44,497	36,388
Deferred financing costs	3,428	–
Lease liability	253,996	9,393
Intangible assets	42,416	–
Valuation allowance	(250,313)	(72,543)
Total deferred tax assets	$276,543	$9,393
Deferred tax liabilities:
Intangible asset	$(214,999)	$(33,627)
Property, plant and equipment	(736)	–
Deferred financing costs	(50,574)	–
Right of use assets	(253,996)	(9,393)
Total deferred tax liabilities	$(520,305)	$(43,020)
Deferred tax liabilities, net	$(243,762)	$(33,627)

*	As of March 31, 2022, the Company has non-capital loss of $688,750, resulting of deferred tax asset of $182,519. The above non-capital loss will expire on March 31, 2041 and 2042, and the Company has provided a valuation allowance of $250,313 on the deferred tax assets. As of March 31, 2021, the Company has non-capital loss of $136,434, resulting of deferred tax asset of $36,155. The above non-capital loss will expire on March 31, 2041, and the Company has provided a valuation allowance of $72,543 on the deferred tax assets.

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all the deferred tax assets will be realized.

The Company’s taxes payable consists of the following:

	March 31, 2022	March, 2021

Corporate income tax payable	$1,598,153	$1,116,024

As of March 31, 2022 and 2021, the Company had accrued income tax liabilities of approximately $1.6 million and $1.1 million respectively. According to Income Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $172,993 and $7,441 for the year ended March 31, 2022 and 2021, respectively, for the estimated penalties and arrears interest.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(b) Other Taxes Payable

The Company’s taxes payable consists of the following:

	March 31, 2022	March, 2021

Other tax payable	$1,435,045	$1,020,329

As of March 31, 2022 and 2021, the Company had accrued other tax liabilities of approximately $1.4 million and $1.0 million, respectively, mostly related to the unpaid GST/HST. According to Excise Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $89,714 and $4,129 for the years ended March 31, 2022 and 2021, respectively, for the estimated penalties and arrears interest.

(c) Tax years that remain subject to Examination

The Company is subject to ongoing examination by tax authorities in the Canadian jurisdictions in which it operates. The Company has open tax years for Canada from 2017 to 2022, including both federal and provincial jurisdiction, as applicable. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest.

NOTE 13 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Controlling shareholder of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
PrideMax Express (“Express”)	Controlled by spouse of the general manager of Farvision Development
PrideMax Medical Supplies Inc.(“Medical”)	The general manager of Farvision Development was formally the sole director of Medical until June 1, 2020.
Jason Wang	General manager of Farvision Development
Kelly Xu	Operation manager and minority shareholder of Lowell
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool

(1)	Account receivable – related party

As of March 31, 2022 and 2021, account receivable – related party consists of the following:

	March 31,	March 31,
	2022	2021

Accounts receivable from Langton	$–	$286,272
Total	$–	$286,272

Langton has entered a three-year term lease agreement with the Company commenced on January 1, 2018. The lease was renewed for another 3 years from January 1, 2021 to December 31, 2023. The monthly rent including basic and additional rent and applicable sale tax is $23,856. During the year ended March 31, 2022 and 2021, the Company has recognized rental income of $127,115 and $241,327 from Langton, respectively. As at September 30, 2021, the lease agreement was terminated under mutual agreement of both parties. As at March 31, 2022 and 2021, the Company has accounts receivable balance of $nil and $286,272 from Langton.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(2)	Due from related party

As of March 31, 2022 and 2021, due from related party consists of the following:

	March 31,	March 31,
	2022	2021

Due from Langton	$120,075	$3,104,042
Due from minority interest shareholder (Lowell Academy)	120,723	–
Due from Kelly Xu (Lowell Academy)	167,520
Due from Jason Wang as minority interest shareholder (Princeton Education)	24,358	–
Total	$432,676	$3,104,042

The Company periodically provides working capital loans and joint investments in educational industry to support Langton’s operations when needed. Such advance was non-interest bearing and due on demand. Subsequent to the year ended March 31, 2022, Langton has fully repaid outstanding balance back to the Company.

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy and Princeton Education, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability.

(3)	Related parties loan receivable

As of March 31, 2022 and 2021, related parties loan receivable consists of the following:

	As of March 31,
Name	2022	2021

Jason Wang	$–	$91,186
Express	–	99,955
Medical	–	233,134
	–	424,275
Less: current portion of loan receivable	–	(105,898)
Total	$–	$318,377

The Company has entered into loan agreements with above two related companies to provide working capital to support their daily operation and a related individual as the management of one subsidiary. Interest rate applied to these loans are in the range of 2%-3% per annum, and the loans have maturity dates between October 2021 and July 2022. During the year ended March 31, 2022, the outstanding balances have been fully received.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(4)	Due to related parties

	As of March 31,
Name	2022	2021

Ms. Fan Zhou (a)	$7,149,165	$1,471,191
Minority interest shareholder at MTM Animation (b)	67,488	–
Rusheng Wu	2,369	–
Total	$7,219,022	$1,471,191

(c)	The balance represented unsecured, due on demand and interest free borrowings between the Company and the controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. As of March 31, 2022 and 2021, the balance due to Ms. Zhou amounted to $7,149,165 and $1,471,191, respectively.

(d)	Per the purchase agreement, the original shareholder of MTM Animation has right to withdraw their original shareholder advance subsequent to the Closing date. The balance is unsecured, due on demand and interest free. Subsequently to March 31, 2022, the minority shareholder has advanced additional $400,150 (C$500,000) to MTM Animation to support its daily operations.

NOTE 14 – EQUITY

Common Shares

The Company was incorporated under the Business Corporation Act of Ontario, Canada on August 20, 2013. The Company is authorized to issue an unlimited number of shares designated as common shares with a par value of $0.75 (C$1.00) each, and unlimited number of special shares designated as preference shares. On August 20, 2013, the Company issued 100 common shares to Ms. Fan Zhou at cost of $75 (C$100), and Ms. Fan Zhou transferred her 100 common shares to 3888 Investment Group Limited at cost on August 21, 2013.

On October 15, 2021, the shareholders of the Company approved: (a) a 10,000 for 1 stock split whereby every authorized, issued and outstanding common share was exchange for 10,000 new common shares; (b) decrease of par value of the common shares from $0.75 (C$1) to $0.000075 (C$0.0001).

On March 18, 2022, the shareholders of the Company further approved i) a decrease of the par value of the common shares from $0.000075 (C$0.0001) to no par value (the “Par Value Change”); and ii) a 35-for-1 stock split whereby every authorized, issued and outstanding common share was exchanged for 35 new common shares (the “Stock Split”). The Stock Split and the Par Value Change are referred as the “Recapitalization”. All share information included in these consolidated financial statements have been retroactively adjusted for the Recapitalization as if such Par Value change, Stock Split and share increase occurred on the first day of the first period presented.

35,000,000 common shares of the Company are outstanding as at March 31, 2022, 2021, 2020 and 2019, at no par value.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EARNINGS PER SHARE

For the years ended March 31, 2022 and 2021, the Company has no stock options and warrants issued and no impact on diluted earnings per share.

	For the years ended March 31,
	2022	2021

Net income attributable to the Company	$9,749	$2,866,857
Weighted average number of common shares outstanding – Basic and Diluted	35,000,000	35,000,000

Earnings per share – Basic and Diluted	$0.00	$0.08

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at March 31, 2022 and 2021.

Per purchase agreement between the Company and MTM Animation original shareholder, a post-closing performance-based payments aggregating up to $400,150 (C$500,000) is subject to the financial performance of MTM Animation from the transaction closing date, February 28, 2022 to December 31, 2026.

Contractual Commitments

As of March 31, 2022, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$1,085,627	$262,209	$496,031	$327,387	$–
MTM Animation acquisition	624,234	160,060	64,024	400,150	–
Repayment of bank loans	18,869,710	542,264	18,327,446	–	–
Total	$20,579,571	$964,533	$18,887,501	$727,537	$–

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has four reporting segments listed as below. The Company and all its subsidies are located in Ontario Canada. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The summary of key information by segments for the years ended March 31, 2022 and 2021 was as follows:

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2022
Revenue from external customers	$2,298,198	$669,442	$8,117	$2,272,704	$5,248,461
Revenue from inter segment	$136,977	$–	$–	$–	$136,977
Cost of revenue	$1,322,188	$319,913	$4,663	$990,261	$2,637,025
Gross profit	$976,010	$349,529	$3,454	$1,282,443	$2,611,436
Interest Expenses	$657,961	$17,554	$25,415	$205,468	$906,398
Depreciation & amortization	$494,729	$–	$–	$–	$494,729
Income tax expense	$(34,800)	$22,942	$1,323	$323,302	$312,767
Capital expenditure	$11,464,280	$591,326	$–	$–	$12,055,606
Segment assets	$24,296,502	$4,395,712	$186,005	$7,348,365	$36,226,584
Segment profit (loss)	$(338,321)	$(388,908)	$(20,945)	$691,700	$(56,474)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2021
Revenue from external customers	$674,898	$358,241	$78,219	$6,613,863	$7,725,221
Revenue from inter segment	$80,596	$–	$–	$–	$80,596
Cost of revenue	$256,981	$124,762	$19,529	$3,058,175	$3,459,447
Gross profit	$417,917	$233,479	$58,690	$3,555,688	$4,265,774
Interest Expenses	$128,120	$410	$12,540	$620	$141,690
Depreciation & amortization	$53,763	$–	$–	$–	$53,763
Income tax expense	$56,422	$29,631	$64,476	$852,597	$1,003,126
Capital expenditure	$–	$2,511,731	$–	$49,995	$2,561,726
Segment assets	$6,601,394	$3,103,630	$557,264	$3,404,814	$13,667,102
Segment profit	$77,758	$8,843	$167,806	$2,659,239	$2,913,646

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS

Initial Public Offering

On May 19, 2022, the Company closed its IPO of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million. Pursuant to the terms and conditions of the Underwriting Agreement, the Underwriters may exercise an overallotment option to purchase all or any part of an additional 637,500 Common Shares at $4.00 per Common Share by July 5, 2022. As of the reporting date, no such option has been exercised. At the closing of the Offering, the Company deposited $500,000 from the proceeds of the Offering into an escrow account for the purpose of covering potential claims against the Underwriters, pursuant to the indemnification provisions of the Underwriting Agreement. Following the closing of the Offering, the Company has a total of 39,250,000 Common Shares issued and outstanding. In connection with the offering, the Company’s common shares began trading on the NASDAQ under the symbol “VEDU.”

Acquisition of Moatfield Property

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, Toronto, for a total price of $73.2 million (C$93.3 million). The Company agreed to pay a first deposit of $1.6 million (C$2 million) at agreement signing, a second deposit of $0.8 million (C$1 million) on October 8, 2021, a third deposit of $2.4 million (C$3 million) on November 9, 2021, and a fourth deposit of $2.4 million (C$3 million) with 15 business days prior to the closing date, which was agreed as March 31, 2022. The Company has made these 4 deposits totaling of $7.2 million (C$9.0 million) on time.

On March 31, 2022, the Company entered into an amendment with the vendor to amend the closing date to May 26, 2022 or such other date as the vendor and the Company may agree in writing. Pursuant to the amended agreement, the Company made the fifth deposit of $1.44 million (C$1.8 million) on April 4, 2022.

On May 25, June 10, and July 15, 2022, the Company entered into the sixth, seventh and eighth amendments to the Moatfield Drive Purchase Agreement. Pursuant to these amendments, the Company paid a sixth deposit of approximately $4.8 million (C$6 million) on May 25, 2022, a seventh deposit of $0.8 million (C$1 million) on June 17, 2022, and an eighth deposit of $0.8 million (C$1 million) on July 15, 2022. The closing date has been postponed to August 18, 2022. If the purchase is not completed as a result of the default of the Company, the total deposits of $15.04 million (C$18.8 million) is not refundable and will be forfeited.

On November 9, 2021, Ms. Fan Zhou loaned the Company $5.25 million (C$6.56 million) in total as the down payments for the purchase of these two buildings. Such loan is interest free and payable on demand.

On March 9, 2022, Ms. Fan Zhou loaned the Company $1.7 million (C$2.12 million) for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On April 3, 2022, Ms. Fan Zhou loaned additional $1.44 million (C$1.8 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On May 25, 2022, Ms. Fan Zhou loaned additional $4.8 million (C$6.0 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On July 15, 2022, Ms. Fan Zhou further loaned $0.8 million (C$1.0 million) to the Company for the purchase of these two buildings. Such loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

On July 18, 2022, Ms. Fan Zhou loaned additional $2.96 million (C$3.7 million) to the Company to pay the deposits for the purchase of these two buildings. The loan has a term of one-year, non-interest bearing, and the Company has an option to renew for one year from the due date.

Subsequent to the year end, the Company also made repayment of totaling $12.55 million (C$15.68 million) for the loans borrowed from Ms. Fan Zhou on November 9, 2021, March 9, 2022, May 25, 2022 and July 15, 2022, in relation to the purchase of these two buildings.

Ms. Fan Zhou has agreed to assume all the losses personally and repay the Company for any loss in connection with the purchase of these two office buildings if the Company fails to close the transaction and forfeits the deposits.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS (continued)

New Subsidiary

On April 28, 2022, Ms. Fan Zhou incorporated 13995191 Canada Inc. and on May 20, 2022, the shares were transferred to the Company. As the result, 13995191 Canada Inc. becomes the wholly owned subsidiary of the Company. The purpose of incorporating 13995191 Canada Inc. is to hold the two office buildings at 95-105 Moatfield Drive, Toronto, pursuant to the purchase agreement signed on May 19, 2021. The expected closing date is August 18, 2022.

Credit Facility Agreement

On June 24, 2022, 13995191 Canada Inc. obtained a credit facility as a commercial mortgage loan from Bank of China (Canada) of approximately $48.0 million (C$ 60.0 million) for the purpose of financing the purchase of two office buildings at 95-105 Moatfield Drive, Toronto. The credit facility will be effective upon the closing of the two buildings. The loan has a term of two years with floating interest rate of current Bank of Canada (Canada)’s prime lending rate (3.7%) plus 1.0%. An upfront fee of $96,036 (C$ 120,000) which is 0.2% of loan amount will be deducted from the loan amount on the closing date. The loan is guaranteed by the Company. Mr. Fan Zhou also provides personal guarantee for 100% of the loan amount.

Max the Mutt Animation

On June 24, 2022, pursuant to the agreement signed on December 19, 2020 and the amended agreement signed on February 28, 2022, Farvision Education paid the first deferred purchase payment of $80,030 (C$100,000) to exchange 10% of the purchased share. After this payment and share transfer, Farvision Education owns 80% of the total issued and outstanding shares of MTM Animation.

Acquisition of Griggs International Academy China Co. Ltd.

On July 14, 2022, the Company entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company offering United States K-12 diploma programs and services of Griggs International Academy USA at four locations in China.. Pursuant to the Contribution Agreement, the Company has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. This transaction was closed on July 29, 2022.

On July 19, 2022, the Company further signed a purchase agreement with the two Griggs Shareholders to purchase their 1,000 shares for a total consideration of $50,000. The two Griggs Shareholders will retain 10% of the dividend rights of the Company’s Griggs Program in exchange for the sale of their ordinary shares, and the Company guarantees to pay an annual minimum of $20,000 and $10,000, respectively, to two Griggs Shareholders as a retainer if no dividend is to be declared. The payment of the retainer commences September 1, 2022 and remains in effect until August 31, 2032. After completing this transaction, the Company will own 100% of Griggs China.

Termination of the Acquisitions on Toronto High School

On November 1, 2020, Farvision Education entered into an acquisition agreement with the original shareholder of Toronto High School Inc. (“Toronto High School”), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education will acquire 80% of the equity interests of Toronto High School for a total consideration of $188,374 (C$240,000). Farvision Education paid an acquisition deposit of $125,584 (C$160,000) upon signing the agreement. On July 19, 2022, the Board of the Company made the decision to terminate this acquisition. The acquisition deposit was returned to the Company.

Divestiture of Three Subsidiaries

On July 26, 2022, in order to better use the capital raised in connection with the IPO, improve the efficiency of the operations, streamline the business lines to focus on its core education sector, and optimize the structure of the vocational educational business, the Board of the Company approved to divest its three subsidiaries: Visionary Immigration, Farvision HR, and Princeton Education. The divestiture of these three subsidiaries does not represent a strategic shift of the Company and has no major effect on the Company’s operations and financial results.

