Form 20-F/A
period 2022-03-31
Visionary Education Technology Holdings Group Inc.
filed 2023-03-14
CIK 1892274

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Ms. Fan Zhou
Chief Executive Officer
+1 (647) 906-0368
fanzhou@farvision.ca
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

Not applicable.

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report for the fiscal year ended March 31, 2022, originally filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022 (the “Form 20-F”). The Form 20-F/A updates Item 5. Operating and Financial Review and Prospectus to include the results of operations for the year ended March 31, 2020 and our audited consolidated financial statements to include the consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2020, and the related notes, and includes currently dated signature page and certifications under Section 302 of the Sarbanes-Oxley Act of 2002.

This Form 20-F/A continues to speak as of the date of the Form 20-F and no attempt has been made in this Form 20-F/A to modify or update disclosures in the original Form 20-F except as noted above. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20-F with the SEC except as noted above. In particular, any forward-looking statements included in this Form 20-F/A represent management's view as of the filing date of the Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the filing of the Form 20-F, including any amendments to those filings.

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

Results of Operations

For the Years Ended March 31, 2022, 2021 and 2020

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

The following table summarizes the results of our operations during the fiscal years ended March 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2020 against fiscal 2021.

	For the Years Ended March 31,
	2021		2020
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease) 2021	Percentage Increase (Decrease) 2021

Sales	$7,725,221	100.0%	$932,707	100.0%	$6,792,514	728.3%
Cost of sales	3,459,447	44.8%	356,323	38.2%	3,103,124	870.9%
Gross profit	4,265,774	55.2%	576,384	61.8%	3,689,390	640.1%
Operating expenses
General and administrative expenses	132,224	1.7%	76,539	8.2%	55,685	72.8%
Professional fees	211,517	2.7%	5,106	0.5%	206,411	4,042.5%
Salaries and compensations	193,247	2.5%	113,532	12.2%	79,715	70.2%
Total operating expenses	536,988	7.0%	195,177	20.94%	341,811	175.1%
Income from operations	3,728,786	48.3%	381,207	40.9%	3,347,579	878.2%
Other income (expenses)
Interest expense, net	(141,690)	(1.8)%	(86,974)	(9.3)%	(54,716)	62.9%
Government subsidies	84,657	1.1%	–	–	84,657	N/A
Other income	245,019	3.2%	–	–	245,019	N/A
Total other expenses	187,986	2.4%	(86,974)	(9.3)%	274,960	(316.1)%
Income before income taxes	3,916,772	50.7%	294,233	31.5%	3,622,539	1,231.2%
Provision for income taxes	1,003,126	13.0%	52,495	5.6%	950,631	1,810.9%
Net income	$2,913,646	37.7%	241,738	25.9%	2,671,908	1,105.3%

Revenues.

Revenues decreased by $2.5 million, or 32.1%, to approximately $5.2 million in fiscal 2022 from approximately $7.7 million in fiscal 2021. The decrease in revenue was principally due to our sales of vacant land decreased $4.3 million, compensated from the increase of rent revenue of $1.6 million in fiscal 2022.

Revenues increased by $6.8 million, or 728.3%, to approximately $7.7 million in fiscal 2021 from approximately $0.9 million in fiscal 2020. The increase in revenue was principally due to $6.6 million from the sales of vacant land in fiscal 2021.

Revenue by Type

	For the Year Ended March 31,
	2022		2021
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$2,298,198	43.8%	$674,898	8.7%	$1,623,300	240.5%
Tuition revenue	669,442	12.8%	358,241	4.7%	311,201	86.9%
Construction revenue	8,117	0.1%	78,219	1.0%	(70,102)	(89.6)%
Sales of vacant land	2,272,704	43.3%	6,613,863	85.6%	(4,341,159)	(65.6)%
Total	$5,248,461	100.0%	$7,725,221	100.0%	$(2,476,760)	(32.1)%

	For the Year Ended March 31,
	2021		2020
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance $ 2021	Variance % 2021

Rent revenue	$674,898	8.7%	$555,360	59.5%	$119,538	21.5%
Tuition revenue	358,241	4.7%	296,166	31.8%	62,075	21.0%
Construction revenue	78,219	1.0%	81,181	8.7%	(2,962)	(3.6)%
Sales of vacant land	6,613,863	85.6%	–	–%	6,613,863	N/A
Total	$7,725,221	100.0%	$932,707	100.0%	$6,792,514	728.3%

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

Revenue from rent increased by $0.1 million, or 21.5%, from $0.6 million in fiscal 2020 to $0.7 in fiscal 2021. The increase in revenue was mainly due to an increase in the number of tenants, including one related party and one private school to be acquired by us, in our facility located in 41 Metropolitan Road, Toronto, Ontario. Nearly 50% of the tenants are in the educational business.

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

Revenue from tuition income increased by $0.1 million, or 20.1%, from $0.3 million in fiscal 2020 to $0.4 million in fiscal 2021. The increase in revenue was mainly from the increased tuition from our online learning platform, Toronto ESchool.

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

The number of students enrolled in our online learning platform in Toronto ESchool was 305, 396 and 462 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively. These students enrolled in a total of 623 courses, 569 courses and 577 courses in fiscal 2022, fiscal 2021 and fiscal 2020, respectively. The average fee for each course was $550, $529 and $490 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

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

Revenue from our decoration and construction business slightly decreased by $2,962, or 3.6%, from $81,181 in fiscal 2020 to $78,219 in fiscal 2021. The slight decrease was mainly due to the restrictions imposed by the provincial government for non-essential business as an effort to control the COVID-19 pandemic.

Sales of vacant land

We sold 8 lots of vacant land in fiscal 2022 and generated revenue of approximately $2.3 million. We sold 19 lots of vacant land in fiscal 2021 and generated revenue of approximately $6.6 million. As of March 31, 2022, we had no vacant land for future sales.

We sold 19 lots of vacant land in fiscal 2021 and generated revenue of approximately $6.6 million. We had no such sales in fiscal 2020. As of March 31, 2021, we had eight lots of vacant land available for future sales.

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

Our gross profit increased by $3.7 million, or 640.1%, to $4.3 million in fiscal 2021 from $0.6 million in fiscal 2020. Gross profit margin was 55.2% in fiscal 2021, as compared with 61.8% in fiscal 2020. The decrease of 6.6% in the gross profit margin was primarily attributable to the lower gross profit margin for our sales of vacant land, which had lower gross margins as compared to the revenues generated from other sources.

Our cost and gross profit by revenue types are as follows:

	For the year ended March 31, 2022			For the year ended March 31, 2021
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$1,322,188	$976,010	42.5%	$256,981	$417,917	61.9%	$1,065,207	$558,093	(19.5)%
Education business	319,913	349,529	52.2%	124,762	233,479	65.2%	195,151	116,050	(13.0)%
Construction business	4,663	3,454	42.6%	19,529	58,690	75.0%	(14,866)	(55,236)	(32.5)%
Cost of vacant land	990,261	1,282,443	56.4%	3,058,175	3,555,688	53.8%	(2,067,914)	(2,273,245)	2.7%
Total	$2,637,025	$2,611,436	49.8%	$3,459,447	$4,265,774	55.2%	$(822,422)	$(1,654,338)	(5.5)%

	For the year ended March 31, 2021			For the year ended March 31, 2020
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue 2021	Variance in gross profit 2021	Variance in gross profit % 2021

Rent revenue	$256,981	$417,917	61.9%	$248,442	$306,918	55.3%	$8,539	$110,999	6.7%
Tuition revenue	124,762	233,479	65.2%	90,832	205,334	69.3%	33,390	28,145	(4.2)%
Construction revenue	19,529	58,690	75.0%	17,049	64,132	79.0%	2,480	(5,442)	(4.0)%
Cost of vacant land	3,058,175	3,555,688	53.8%	–	–	-%	3,058,175	3,555,688	n/a
Total	$3,459,447	$4,265,774	55.2%	$356,323	$576,384	61.8%	$3,103,124	$3,689,390	(6.6)%

Cost of revenue for our rental business increased by $1.1 million from $0.2 million in fiscal 2021 to $1.3 million in fiscal 2022. Gross margin decreased from 61.9% in fiscal 2021 to 42.5% in fiscal 2022. The increased cost of revenue and decreased gross margin were mainly due to increased costs in connection with the newly purchased two office buildings.

Cost of revenue for our rental business increased by $8,539 from $248,442 in fiscal 2020 to $256,981 in fiscal 2021. Gross margin increased from 55.3% in fiscal 2020 to 61.9% in fiscal 2021 due to the fact that we had more properties rented during fiscal 2021 as compared to fiscal 2020.

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

Cost of revenue for our education program increased by $33,390 from $90,832 in fiscal 2020 to $124,762 in fiscal 2021, and gross profit increased by $28,145 from $205,334 in fiscal 2020 to $233,479 in fiscal 2021. Accordingly, gross profit margin slightly decreased from 69.3% in fiscal 2020 to 65.2% in fiscal 2021. The decrease in gross profit margin was mainly due to the hiring of more instructors to provide more proactive and one-to-one instruction, which helped students to successfully complete their online courses. We believe that the combination of online self-learning and online interactive instruction provided by our qualified instructors will be our competitive advantage compared to other online self-learning platforms.

We did not incur significant costs in our construction business in fiscal 2022 due to significantly decreased revenue result from the negative impact of COVID-19 and less management focus on this segment. During fiscal 2021, we incurred costs of $19,529 in our construction business.

Cost of revenue for our construction business increased by $2,480 from $17,049 in fiscal 2020 to $19,529 in fiscal 2021. Gross margin slightly decreased from 79.0% in fiscal 2020 to 75.0% in fiscal 2021 due to the increased material costs incurred in the decoration and construction projects.

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

Our general and administrative expenses primarily include office expenses, travel expenses, commission expense, property tax, utilities, insurance expenses, interest penalties and depreciation and amortization expenses. General and administrative expenses increased by $55,685, or 72.8%, from $76,539 in fiscal 2020 to $132,224 in fiscal 2021, mainly due to increased auto lease expense and additional business activities in fiscal 2021. Our general and administrative expenses represented 1.7% and 8.2% of our total revenue for fiscal 2021 and fiscal 2020, respectively.

Professional fees

Our professional fees increased by $139,119, or 65.8%, from $211,517 in fiscal 2021 to $350,636 in fiscal 2022, representing 6.7% and 2.7% of our total revenue for fiscal 2022 and fiscal 2021, respectively. The increase was mainly due to the increased legal fees and accounting fees related to our public offering process.

Our professional fees increased by $206,411, or 4,042.5%, from $5,106 in fiscal 2020 to $211,517 in fiscal 2021, representing 2.7% and 0.5% of our total revenue for fiscal 2021 and fiscal 2020, respectively. The increase was mainly due to the increased legal fees related to the sales of vacant land, as well as the legal fees and accounting fees related to our public offering process.

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

Our salaries and compensations increased by $79,715, or 70.2%, from $113,532 in fiscal 2020 to $193,247 in fiscal 2021, representing 2.5% and 12.2% of our total revenue for fiscal 2021 and 2020, respectively. The increase was mainly due to additional business activities and the concomitant hiring of additional support staff in fiscal 2021.

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

Our interest expense increased by $54,716, from $86,947 in fiscal 2020 to $141,690 in fiscal 2021 due to the higher bank loan balance in fiscal 2021. Our outstanding bank loans were approximately $6.4 million as of March 31, 2021 as compared to approximately $2.3 million as of March 31, 2020. The average interest rates for our average outstanding loan balances in fiscal 2021 and 2020 were 3.35% and 3.37%, respectively.

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

Our income before income taxes was approximately $3.9 million in fiscal 2021, an increase of approximately $3.6 million from approximately $0.3 million in 2020. The increase was primarily attributable to increased sales and gross profit, offset by the increased operating expenses as discussed above.

Provision for income taxes

Our provision for income taxes was $312,767 in fiscal 2022, a decrease of $690,359 from $1,003,126 in fiscal 2021. The decrease was mainly due to the decreased income before income taxes.

Our provision for income taxes was $1,003,126 in fiscal 2021, an increase of $950,631 from $52,495 in fiscal 2020. The increase was mainly due to the increased income before income taxes.

Net income (loss)

We had net loss of $56,474 for fiscal 2022, as compared to net income of approximately $2.9 million for fiscal 2021. The decrease was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

We had net income of approximately $2.9 million for fiscal 2021, as compared to net income of approximately $0.2 million for fiscal 2020. The increase was primarily attributable to the increased revenues and gross profit, offset by increased operating expenses as discussed above.

Cash Flows

For the Years Ended March 31, 2022, 2021 and 2020

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2022	2021	2020
Net cash provided by operating activities	$6,361,523	$4,439,717	$273,631
Net cash used in investing activities	(24,284,231)	(3,060,711)	(26,174)
Net cash provided by (used in) financing activities	17,535,259	(394,778)	(265,878)
Effect of exchange rate change on cash	6,522	96,528	(6,683)
Net increase (decrease) in cash	(380,927)	1,080,756	(25,104)
Cash and restricted cash, beginning of year	1,190,616	109,860	134,964
Cash and restricted cash, end of year	$809,689	$1,190,616	$109,860

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

Net cash provided by operating activities was approximately $4.4 million in fiscal 2021, compared to cash provided by operating activities of approximately $0.3 million in fiscal 2020. The increase in net cash provided by operating activities was primarily attributable to the following factors:

•	The increase in our sales and net income. Our sales increased by 728.26%, or approximately $6.8 million, to $7.7 million in fiscal 2021 from $0.9 million in fiscal 2020. As a result, our net income increased by 1,105.3% or approximately $2.7 million to $2.9 million in fiscal 2021 from $0.2 million in fiscal 2020.

•	Inventory of real properties decreased by approximately $2.4 million in fiscal 2021 compared with a decrease of $151,778 in fiscal 2020. The decrease was mainly due to the sales of vacant land in fiscal 2021.

•	Tax payable increased by approximately $1.0 million in fiscal 2021 compared with minimal change in fiscal 2020. The increase is consistent with the increase of our net income.

Offset by:
•	Due from a related party during the fiscal 2021 increased by approximately $2.9 million in fiscal 2021 compared with an increase of due from related party of approximately $0.1 million in fiscal 2020. We periodically provided working capital loans and jointly invested in the educational industry to support the operations of Langton, the related party, when needed. Such advance was non-interest bearing and due on demand. Subsequent to the year ended March 31, 2021, Langton fully repaid the outstanding balance to us.

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

Net cash used in investing activities was approximately $3.1 million in fiscal 2021, compared to net cash used in investing activities of $26,174 in fiscal 2020. The increase in net cash used in investing activities in fiscal 2021 was primarily attributable to the $1.4 million paid as a deposit for the purchase of two office buildings, and $1.1 million in deposits paid for various purchases and investments, including acquisition deposits paid to acquire private school licenses, an investment deposit to subscribe for an equity interest in a private school, and the deposit paid to acquire a lot of vacant land.

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

Net cash used in financing activities was approximately $0.4 million in fiscal 2021, compared to net cash used in financing activities of approximately $0.3 million in fiscal 2020. The increase in net cash used in financing activities in fiscal 2021 was primarily attributable to the repayment of a $2.6 million loan in fiscal 2021, as compared to a $71,869 loan repayment in fiscal 2020, and as well as the repayment of a $4.0 million loan to our controlling shareholder, Ms. Zhou, in fiscal 2021, as compared to a $0.2 million loan repayment to Ms. Zhou in fiscal 2020. We borrowed a total of $6.4 million from one bank in fiscal 2021, mainly from refinancing our mortgages.

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

Date: March 14, 2023	VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

/s/ Fan Zhou
Fan Zhou, Chief Executive Officer

Visionary Education Technology Holdings Group, Inc.

Audited cONSOLIDATED Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Visionary Education Technology Holdings Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Visionary Education Technology Holdings Group Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, BC, Canada

August 12, 2022

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$741,868	$1,190,616
Short-term investments	56,021	–
Accounts receivable, net	1,653	183,690
Accounts receivable - related party	–	286,272
Prepaid and other receivable	179,647	81,522
Inventories	–	839,390
Due from related parties	432,676	3,104,042
Loan receivable - current	131,036	–
Related parties loan receivable - current	–	105,898
Total current assets	1,542,901	5,791,430

Restricted cash – non-current	67,821	–
Property, plant and equipment, net	23,240,470	4,469,767
Right of use assets	958,477	35,445
Intangible assets, net	1,082,061	428,061
Acquisition deposits	7,364,241	2,496,790
Goodwill	1,030,399	–
Loan receivable	–	127,232
Deferred offering cost	940,214	–
Related parties loan receivable – non-current	–	318,377
TOTAL ASSETS	$36,226,584	$13,667,102

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$278,544	$50,198
Accrued liabilities	1,465,318	120,149
Other tax payable	1,435,045	1,020,329
Due to related parties	7,219,022	1,471,191
Deferred revenue	532,520	201,169
Lease liability - current	211,600	16,150
Bank loans - current	542,264	172,629
Income tax payable	1,598,153	1,116,024
Total current liabilities	13,282,466	4,167,839

Deferred tax liabilities	243,762	33,627
Lease liability, non-current	746,877	19,295
Bank loans, non-current	18,278,316	6,214,428
TOTAL LIABILITIES	32,551,421	10,435,189

Commitments	–	–

EQUITY
Common shares, no par value, unlimited shares authorized, 35,000,000 issued and outstanding*	–	–
Additional paid-in capital	665,985	665,985
Retained earnings	2,587,747	2,577,998
Accumulated other comprehensive income	185,179	163,295
Total shareholders’ equity attributable to the Company	3,438,911	3,407,278

Noncontrolling interest	236,252	(175,365)
Total shareholders’ equity	3,675,163	3,231,913

TOTAL LIABILITIES AND EQUITY	$36,226,584	$13,667,102

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2022, 2021 AND 2020

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2022	2021	2020

Revenue – rent	$2,298,198	$674,898	$555,360
Revenue – tuition	669,442	358,241	296,166
Revenue – construction	8,117	78,219	81,181
Revenue – sales of land	2,272,704	6,613,863	–
Total Revenues	5,248,461	7,725,221	932,707

Cost of revenue – rent	1,322,188	256,981	248,442
Cost of revenue – tuition	319,913	124,762	90,832
Cost of revenue – construction	4,663	19,529	17,049
Cost of revenue – sales of land	990,261	3,058,175	–
Total cost of revenues	2,637,025	3,459,447	356,323

Gross Profit	2,611,436	4,265,774	576,384

Operating expenses:
General and administrative expenses	437,278	132,224	76,539
Professional fees	350,636	211,517	5,106
Salaries	792,546	193,247	113,532
Total operating expenses	1,580,460	536,988	195,177

Income from operations	1,030,976	3,728,786	381,207

Other (expense) income
Interest expense	(906,398)	(141,690)	(87,065)
Impairment loss	(379,165)	–	91
Government subsidies	490,171	84,657	–
Other income	20,709	245,019	–
Total other (expense) income, net	(774,683)	187,986	(86,974)

Income before income taxes	256,293	3,916,772	294,233
Provision for income taxes - current	(312,767)	(1,003,126)	(52,495)
Net (loss) income	(56,474)	2,913,646	241,738
Less: net loss (income) attributable to noncontrolling interest	66,223	(46,789)	(25,993)
Net income attributable to Visionary Education Technology Holdings Group	9,749	2,866,857	215,745

Other comprehensive income:
Foreign currency translation gain	26,333	164,684	(10,550)
Comprehensive (loss) income	(30,141)	3,078,330	231,188
Less: comprehensive loss (income) attributable to noncontrolling interest	61,774	(23,626)	(38,127)
Comprehensive income attributable to Visionary Education Technology Holdings Group	$31,633	$3,054,704	$193,061

Earnings Per share
Basic and diluted	$0.00	$0.08	$0.01

Weighted Average Shares Outstanding*
Basic and diluted	35,000,000	35,000,000	35,000,000

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2022, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARE NUMBERS)

	Common Share		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Shares*	Amount	Capital	(Deficit)	(Loss)	interest	Total

Balance at March 31, 2019	35,000,000	$–	$665,985	$(504,604)	$(1,868)	$(237,118)	$(77,605)
Net income for the year	–	–	–	215,745	–	25,993	241,738
Foreign currency translation loss	–	–	–	–	(22,684)	12,124	(10,550)
Balance at March 31, 2020	35,000,000	$–	$665,985	$(288,859)	$(24,552)	$(198,991)	$153,583

Net income for the year	–	–	–	2,866,857	–	46,789	2,913,646
Investment in subsidiary - Toronto ESchool	–	–	–	–	–	31,808	31,808
Capital contribution made by noncontrolling shareholders - Art Academy	–	–	–	–	–	(31,808)	(31,808)
Foreign currency translation gain (loss)	–	–	–	–	187,847	(23,163)	164,684
Balance at March 31, 2021	35,000,000	$–	$665,985	$2,577,998	$163,295	$(175,365)	$3,231,913

Net income for the year	–	–	–	9,749	–	(66,223)	(56,474)
Capital contribution made by noncontrolling shareholders - Conbridge	–	–	–	–	–	6,345	6,345
Capital contribution made by noncontrolling shareholders - Lowell	–	–	–	–	–	42,731	42,731
Capital contribution made by noncontrolling shareholders - Princeton	–	–	–	–	–	(1)	(1)
Capital contribution made by noncontrolling shareholders – MTM Animation	–	–	–	–	–	424,316	424,316
Foreign currency translation loss	–	–	–	–	21,884	4,449	26,333
Balance at March 31, 2022	35,000,000	$–	$665,985	$2,587,747	$185,179	$236,252	$3,675,163

*	Retroactively restated for effect of recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2022, 2021 AND 2020

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2022	2021	2020

Cash flows from operating activities:
Net (loss) income	$(56,474)	$2,913,646	$241,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	494,729	53,763	55,896
Gain recognized on government subsidy	22,883	(45,450)	–
Impairment loss on intangible assets and goodwill	379,165	–	–
Changes in operating assets and liabilities:
Accounts receivable	202,741	(174,982)	–
Accounts receivable from related party	167,550	(272,700)	–
Inventories	842,346	2,686,597	(48,176)
Prepayments and other current assets	(97,322)	(77,657)	15,209
Due from related party	2,114,745	(2,692,545)	(125,502)
Accounts payables	227,370	37,367	(32,373)
Accrued liabilities	854,071	114,453	–
Other tax payable	406,999	877,215	44,599
Deferred revenue	329,113	9,796	69,745
Taxes payable	473,607	1,010,214	52,495
Net cash provided by operating activities	6,361,523	4,439,717	273,631

Cash flows from investing activities:
Acquisition of business	(471,550)	(151,500)	–
Acquisition deposit	(17,016,884)	(2,378,418)	–
Purchase additional shares from NCI	–	(31,808)	–
Loan advance to related parties	425,770	(377,785)	(26,174)
Refund of land deposit	52,668	–	–
Short-term investment	(55,860)	–	–
Loan advance to unrelated parties	(2,979)	(121,200)	–
Acquisition deposits	(7,215,396)	–	–
Net cash used in investing activities	(24,284,231)	(3,060,711)	(26,174)

Cash flows from financing activities:
Proceeds from bank loan	85,909	136,350	–
Proceeds from mortgage	12,768,000	6,060,000	–
Finance costs on mortgage	(49,928)	(30,300)	–
Deferred offering costs	(451,049)	–	–
Repayment of mortgage	(469,921)	(2,565,470)	(71,869)
Proceeds (Repayment) of shareholder advance	5,652,248	(3,995,358)	(194,009)
Net cash provided by (used in) financing activities	17,535,259	(394,778)	(265,878)

Effect of exchange rate changes on cash	6,522	96,528	(6,683)
Net increase (decrease) in cash	(380,927)	1,080,756	(25,104)
Cash and restricted cash, beginning of the year	1,190,616	109,860	134,964
Cash and restricted cash, end of the year	$809,689	$1,190,616	$109,860

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$–	$–	$–
Cash paid for interest	$906,398	$117,708	$85,850

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by service or products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for year ended March 31, 2022, 2021 and 2020 are disclosed in Note 17 of this consolidation financial statements.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	March 31, 2022	March 31, 2021	March 31, 2020
Year-end spot rate	C$1=US$ 0.8003	C$1=US$ 0.7952	C$1=US$ 0.7049
Average rate for the year	C$1=US$ 0.7980	C$1=US$ 0.7575	C$1=US$ 0.7517

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

Depreciation expense was $494,729, $53,763 and $55,896 for the years ended March 31, 2022, 2021 and 2020, respectively.

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

No impairment was recorded for the years ended March 31, 2022, 2021 and 2020.

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

(f) Office Buildings – downtown Markham

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended March 31,
	2022	2021	2020

Income before tax	$256,293	$3,916,772	$294,233
Statutory Canadian tax rate	26.5%	26.5%	26.5%
Income tax based on statutory tax rate	67,918	1,037,945	77,972
Reduction due to small business deduction	–	(54,161)	–
Difference on tax rates	(14,084)	16,366	49,348
Change in estimate	1,325	–	–
Change in valuation allowance	158,915	(3,549)	(74,825)
Non-deductible expenses	98,693	6,525	–
Income tax expense	$312,767	$1,003,126	$52,495

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

The provision for income tax consists of the following:

	For the year ended March 31,
	2022	2021	2020

Current income tax – Canada	$312,767	$1,003,126	$52,495
Deferred income tax – Canada	–	–	–
Total income tax expense	$312,767	$1,003,126	$52,495

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EARNINGS PER SHARE

For the years ended March 31, 2022 and 2021, the Company has no stock options and warrants issued and no impact on diluted earnings per share.

	For the years ended March 31,
	2022	2021	2020

Net income attributable to the Company	$9,749	$2,866,857	$215,745
Weighted average number of common shares outstanding – Basic and Diluted	35,000,000	35,000,000	35,000,000

Earnings per share – Basic and Diluted	$0.00	$0.08	$0.01

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

The summary of key information by segments for the years ended March 31, 2022, 2021 and 2020 was as follows:

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2022
Revenue from external customers	$2,298,198	$669,442	$8,117	$2,272,704	$5,248,461
Revenue from inter segment	$136,977	$–	$–	$–	$136,977
Cost of revenue	$1,322,188	$319,913	$4,663	$990,261	$2,637,025
Gross profit	$976,010	$349,529	$3,454	$1,282,443	$2,611,436
Interest Expenses	$657,961	$17,554	$25,415	$205,468	$906,398
Depreciation & amortization	$494,729	$–	$–	$–	$494,729
Income tax expense	$(34,800)	$22,942	$1,323	$323,302	$312,767
Capital expenditure	$11,464,280	$591,326	$–	$–	$12,055,606
Segment assets	$24,296,502	$4,395,712	$186,005	$7,348,365	$36,226,584
Segment profit (loss)	$(338,321)	$(388,908)	$(20,945)	$691,700	$(56,474)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2021
Revenue from external customers	$674,898	$358,241	$78,219	$6,613,863	$7,725,221
Revenue from inter segment	$80,596	$–	$–	$–	$80,596
Cost of revenue	$256,981	$124,762	$19,529	$3,058,175	$3,459,447
Gross profit	$417,917	$233,479	$58,690	$3,555,688	$4,265,774
Interest Expenses	$128,120	$410	$12,540	$620	$141,690
Depreciation & amortization	$53,763	$–	$–	$–	$53,763
Income tax expense	$56,422	$29,631	$64,476	$852,597	$1,003,126
Capital expenditure	$–	$2,511,731	$–	$49,995	$2,561,726
Segment assets	$6,601,394	$3,103,630	$557,264	$3,404,814	$13,667,102
Segment profit	$77,758	$8,843	$167,806	$2,659,239	$2,913,646

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2020
Revenue from external customers	$555,360	$296,166	$81,181	$–	$932,707
Revenue from inter segment	$29,378	$–	$–	$–	$29,378
Cost of revenue	$248,442	$90,832	$17,049	$–	$356,323
Gross profit	$306,918	$205,334	$64,132	$–	$576,384
Interest Expenses	$86,272	$197	$534	$62	$87,065
Depreciation & amortization	$55,896	$–	$–	$–	$55,896
Income tax expense	$45,200	$–	$7,295	$–	$52,495
Capital expenditure	$–	$–	$–	$–	$–
Segment assets	$4,186,617	$281,883	$25,335	$3,412,578	$7,906,413
Segment profit	$163,283	$57,762	$20,232	$461	$241,738

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

