Form 20-F
period 2023-03-31
Visionary Education Technology Holdings Group Inc.
filed 2023-08-15
CIK 1892274

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from ___________________________ to ___________________________

Commission file number 001-41385

Visionary Education Technology Holdings Group Inc.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593
(Address of principal executive offices)

Ms. Fan Zhou
Chief Executive Officer
+1 (647) 906-0368
fanzhou@farvision.ca
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	VEDU	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

39,250,000 Common Shares

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Not applicable.

i

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

Risks Related to Our Business and Industry

Our business, results of operations and financial condition have been adversely impacted by the COVID-19 pandemic.

Although the COVID-19 pandemic has been declared over worldwide, the adverse impacts that it has developed upon the private education business are still severe and greatly affecting our growth in terms of the number of oversea students and revenue. The economic situation in the countries, which are the major sources for our oversea student recruiting, are largely damaged during and after the COVID-19 pandemic. Consequentially, families who had plan to send their children to oversea for education are no longer capable of doing so due to their damaged financial situation.

We still experienced challenges in enrolling new students in the fiscal year ended March 31, 2023. Even though we had a significant increase in our tuition revenue for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022, the number of students, especially international students, remained low. The number of students is very slowly recovering but is still adversely impacted by the negative outcomes of the pandemic. Now that the pandemic is declared over and the economy in our targeted countries and regions is slowly recovering, we anticipate that the number of students will increase by the end of 2023.

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

The report of our independent registered public accounting firm on our financial statements for the years ended March 31, 2023 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 1 to the consolidated financial statements to this Annual Report, the Company has suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about its ability to continue as a going concern. Our auditor, MNP LLP, has indicated in their report on the Company’s financial statements for the fiscal year ended March 31, 2023 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include working to improve the Company’s liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.  If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of March 31, 2023, our management assessed the effectiveness of our internal control over financial reporting. The material deficiencies relate to that the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. In addition, the Company does not have adequate controls in place for the overall accounting function and oversight of financial reporting which resulted in audit adjustments. Management concluded that as of March 31, 2023, our internal control over financial reporting was ineffective.

In order to address and resolve the foregoing material weaknesses, we have implemented measures designed to improve our internal control over financial reporting to remediate the material weaknesses, including hiring consultants who have requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. In addition to hiring an outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We are subject to the risks of the volatility of the real estate industry.

Revenue from the sale of real property, from leasing office space to third parties, and from construction activities accounted for 84.1% of our revenue for the fiscal year ended March 31, 2023, and 87.2% of our revenue for the fiscal year ended March 31, 2022, and lease revenue is likely to account for a substantial portion of our revenue for at least the next several years. We are subject to the volatility and uncertainty of the Toronto real estate market, particularly regarding our ability to refinance the mortgages on our office buildings and renew leases for office space at rents that are equivalent to or greater than the rents we currently receive, should we decide to not renew the leases and utilize the space for our own operations. In addition, defaults by a significant number of tenants would have a material adverse impact on our revenue. In such an event, there is no guaranty that we would be able to lease any space vacated by those tenants or lease such space at equivalent rents. A material reduction in lease revenue could have a material adverse effect on our ability to finance our operations and result in a loss from operations should revenue from the education business not offset any such reduction in revenue. As of June 22, 2023, we have sold 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for $13.3 million (C$ 18 million).

We do not expect to generate revenue from the sale of real estate in the future, which has been a principal source of our revenue in recent fiscal periods.

In fiscal year ended March 31, 2022, we sold all eight lots of vacant land to third parties, and realized approximately $2.2 million revenue from the sales. We do not have any remaining lots available for sale and do not have any plans to sell any of the other real estate that we own. Therefore, we do not expect to generate any other revenue from the sale of real estate in future periods, and our principal sources of revenue will be from our educational business and leases of existing real estate that we own. If we are unable to generate additional income from those sources, our revenue will decline, which could have a material adverse effect on our results of operations.

Our strategy to use the space currently occupied by tenants for our operations upon termination of their leases could have a material adverse impact on our cash flow.

We intend to expand our operations into some, or all, of the office space currently occupied by unaffiliated tenants. Rental income provides a significant portion of our current revenue, which will continue after the expected acquisition of the property for Visionary University Town. Revenue from rent was $7,090,140 in the fiscal year ended March 31, 2023, and $2,298,198 in the fiscal year ended March 31, 2022. While we anticipate generating revenue from our education business to be located in these spaces to offset the potential loss of rental revenue, to the extent that such education revenue is less than the revenue currently being generated by space we no longer rent, our ability to finance our operations and service the mortgages on these properties will be impaired, which could lead to default.

We have limited experience operating some of our education businesses.

We have acquired several of our education companies since March 31, 2021, including Conbridge College of Business and Technology Inc., Visionary (formerly Lowell) Academy and MTM. While we have an experienced management team, operating those businesses and integrating them with our current operations is challenging and the inability to successfully operate one or more of these businesses could have a material adverse impact on our operations, financial condition, and prospects.

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

Our Chief Executive Officer, Chief Operating Officer, Chief Academic Officer Chief Financial Officer, and Chief Information Officer began employment in these positions at various times since November 2020. Ms. Zhou, our founder, majority shareholder, director, and Executive Director, served as Chief Executive Officer from April through October 2020. Ms. Fan Zhou was reappointed asour Chief Executive Officer on December 14, 2022 and became our Chairman of the Board on June 6, 2023. Our Chairman has experience in running private education institutions.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Canadian economy.

Because our student enrollment may depend on our students’ and potential students’ and their parents’ levels of disposable income, perceived job prospects and willingness to spend on education courses, as well as the level of hiring demand of positions in the areas in which our schools train, our business and prospects may be affected by economic conditions in Canada or globally. The global financial markets experienced significant disruptions in 2008 and 2020. In both instances, Canada and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global recovery from the lows in 2020 remains slow and inconsistent. While the COVID-19 pandemic has been declared over, Canada is open for international study visas and expects to gradually open for other categories of entry visas, the recovery of the economy in our targeted countries and regions is sluggish and unstable. As a result, our student recruiting this these countries and regions remains challenging and growth is lower than previously predicted.

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

We will require significant expenditures of capital in order to carry out our full expansion plan. As of March 31, 2023, we had cash and cash equivalents of $651,490 and a negative working capital of approximately $58.1 million. While we completed an initial public offering for gross proceeds of $17 million in May 2022, we estimate that we will need additional financing of approximately $30 million to complete our proposed expansion plan for the next 12 months. This additional $30 million will be used for expanding our current businesses and possibly acquiring complementary businesses.

We may obtain the necessary additional funds from bank loans and the sale of additional securities, if required. However, there can be no assurance that we will obtain the financing required. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans. Expending our cash resources on expansion could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Historically, we have funded our operations primarily from loans from affiliates, revenue from our real estate operations and the sale of real property. Ms. Zhou, our founder, majority shareholder, director, and Executive Director, had outstanding advances to us of $4,165,912 as of March 31, 2023, and $7,149,165 as of March 31, 2022, interest free for the deposit on the acquisition of the proposed campus for VUT. Ms. Zhou is willing but not otherwise obligated to advance additional funds to us. However, our ability to obtain additional financing is subject to a number of factors, including market conditions and their impact on the market price of our common shares, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, and the political and economic environments of countries where we are doing business. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail. There can be no assurance that we will achieve our plans, or any of them.

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

As of March 31, 2023, we had accrued and unpaid income tax liabilities of $1.5 million and other unpaid tax liabilities of $0.9 million, in both cases including penalties and interest. We believe that we have an oral understanding with the Canada Revenue Agency (the “CRA”) to pay all such tax liabilities by installments starting from September 1, 2023. If the CRA determines that there is a risk of not collecting all or part of the assessed corporate income tax debt, it can apply to the federal court or the superior court of a province for a jeopardy order, which will allow the CRA to seize any assets that the company owns and to take immediate action to collect the debt.

The CRA has not commenced or threatened any action to collect such delinquent tax payments as of the date of this annual report. We intend to satisfy these liabilities, including any penalties and interest, from our operating income and advances from affiliates, including Ms. Zhou. However, we expect the payments of unpaid taxes will have an adverse effect on our 2024 cash flow, but will not affect our operating income. The failure to pay these liabilities and any resulting enforcement action by the CRA could have a material adverse impact on our operations, financial condition, results of operations, and prospects.

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

The success of our business will depend on the management skills of Ms. Fan Zhou, our Chairman of the Board, and the relationships they and other key personnel have with educators, administrators and other business contacts they have overseas and in Canada. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, salesperson and other personnel who can function effectively in Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

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

One Person Has Significant Voting Power and May Take Actions That May Not Be in the Best Interests of Other Stockholders.

Ms. Zhou, our founder, majority shareholder, CEO and Chairman of the board of director, controls 46.7% of our voting securities. Ms. Zhou is able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Common Shares. This concentration of ownership may not be in the best interests of all of our stockholders. On April 23, 2018, the Guangdong Province Securities Regulatory Bureau, or the Bureau, of China gave a warning and minimal fine to Zhongqing Langdun (Taihu) Educational Culture Technology Co., Ltd. or Langdun China and to Fan Zhou (approximately $14,000) in an administrative proceeding. Langdun China was listed on the National Equities Exchange and Quotation, or the NEEQ, a Chinese over the counter market and had only 12 beneficial shareholders. The Bureau found that (i) Langdun China reported the purchase of certain assets later than was required and (ii) filed audited financial statements for 2014 that overstated its profits and understated certain expenses. The decision was upheld on appeal. Langdun China believed that it justifiably relied on the audited financial statements of China Langdun for 2014, which had been audited by Pan-China Certified Public Accountants LLP, one of the top three domestic accounting firms in China. Fan Zhou was included in the administrative proceeding because she served Langdun China as its Legal Representative (the principal employee who performs duties on behalf of the company in accordance with the law).

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

We do not expect to be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending March 31, 2023. However, the application of the PFIC rules is subject to ambiguity in several respects, and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending March 31, 2023 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets generally will be determined based on the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised. A significant portion of our assets and income is attributable to real estate and may be passive income under PFIC rules. If we were treated as a PFIC for any taxable year during which a U.S. person held a Common Share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—U.S. Federal Income Tax Consequences – PFIC Rules”.

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Introduction

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

On February 25, 2019, Visionary Education Services and Management Inc., then known as 123 Real Estate Development Ontario Ltd., entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc., or PrideMax Construction, from its original shareholder for a nominal fee of $0.80. Incorporated on July 20, 2010 in Scarborough, Ontario, PrideMax Construction had no active business since its inception. The transaction was completed on April 1, 2019. On May 23, 2020, 123 Real Estate Development Ontario Ltd. transferred its 100% ownership in PrideMax Construction to NeoCanaan Investment Corporation, which was 100% owned by us, for a nominal fee of $0.80. On June 16, 2021, PrideMax Construction changed its name to Farvision Development Group Inc., or Farvision Development; On Novebmber 3, 2022, Farvision Development Group Inc. changed its name to Farvision Digital Technology Group Inc., or Farvision Digital.

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

On May 14, 2020, Farvision Education Group Inc., or Farvision Education, was incorporated under the Canada Business Corporation Act. Farvision Education is our wholly owned subsidiary of Visionary Education Technology Holdings Group Inc. On February 2, 2023, Farvision Education Group Inc, has changed its name to Farvision Career Education Group Inc.

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

On March 1, 2021, Farvision Career Education entered into an investment agreement with two individuals who were the original shareholders of 7621531 Canada Inc., operating as Conbridge Institute of Technology, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interest of Conbridge Institute of Technology for a total consideration of $64,024 (C$80,000). The transaction was completed on September 1, 2021.

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

On June 6, 2021, Farvision Career Education entered into a share transfer agreement with Mr. Xiaofeng Wang, a related party to transfer his 70% of the equity interests in Princeton Career Education Group Inc., or PCE, for a nominal fee of $0.80. The transaction was completed on June 12, 2021.

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

On July 14, 2022, the Company entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company. Pursuant to the Contribution Agreement, the Company has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. On July 19, 2022, both parties agreed to amend the agreement to acquire the all the shares from two Griggs Shareholders for a total consideration of $50,000. As a result, the Company owned 100% of equity interest in Griggs China after the transaction. On August 1, 2022 due to no business activities in Griggs China, the Company sold its 100% of Griggs China to a third party at total consideration of $50,000. There was no impact to the Company’s financial position due to the short period that the Company held the ownership of Griggs China.

On September 23, 2022, we successfully completed the acquisition of two office buildings with a total of approximately 433,000 square feet of space at 95-105 Moatfield Drive, Toronto, which used to be the Canadian headquarters of IBM and Kraft Heinz. We completed the acquisition for aggregate consideration of $69.7 million (C$94.4 million).

We listed our common shares on the Nasdaq Capital Market under the symbol “VEDU” on May 17, 2022 and completed an initial public offering of 4,250,000 Common Shares on May 19, 2022 (the “IPO”), raising approximately $14.33 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

The details of Visionary Education Technology Holdings Inc. and our subsidiaries are set out below as of the date of this report:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Career Education Group Inc. (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	rental business
Farvision Development Group Inc. (“Farvision Development”)	July 20, 2010	Scarborough, Ontario	100% by NeoCanaan Investment	Construction
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
Visionary Academy (“Lowell Academy”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	High school education
Conbridge College of Business & Technology (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“Max the Mutt Animation Inc.”)	February 28, 2022,	Toronto, Ontario	80% by Farvision Education	Animation education
13995291 Canada Inc.	May 20,2022	Markham, Ontario	100%	Holding company to hold Moatfield property

__________

 1 Minority interests in subsidiaries owned by Farvision Education are held by unaffiliated third parties.

RECENT DEVELOPMENTS:

On June 22, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) sold its office building located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019 when the Company acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Fan Zhou, our chairman and chief executive officer. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD3.3 million. The Company sold its 41 Metropolitan Building to reduce its real estate holdings.

In July 2023, the Company received offers for purchasing its two office buildings located at 200 and 260 Town Center, Markham, Canada for CAD $25.3 million to two unrelated purchasers for cash. The two office buildings were acquired by the Company in 2021, and the ownership of two office buildings is under the Animation and NeoCanaan respectively. The transaction is estimated to close by August 31, 2023.

On May 24, 2022, the Company entered a purchase agreement to purchase a property in New York State for a total price of $4.1 million. The Company has made a deposit of $410,000 at agreement signing. The closing date of the purchase has been deferred to September 25, 2023. The deposit is non-refundable. If the Company cannot raise enough funding to close the property, Ms. Zhou will refund the deposit amount to the Company.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

FOREIGN PRIVATE ISSUER STATUS

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. We maintain an Internet site at http://gsmg.co. However, information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of this annual report.

Our principal executive offices are located at 105 Moatfield Dr. Unit 1003, Toronto, Ontario, Canada M3B 0A2. Our telephone number at this address is 1-905-739-0593.

B.	Business Overview

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

Like many other education organizations, our business has been adversely affected during and after the COVID-19 pandemic. In order to maintain the quality of our existing education programs and services and to create opportunity to healthily grow during and after the pandemic, we have adapted a strategy for “survive and grow” in response to the adverse impact of COVID-19. During the pandemic, we have followed the governmental guidance to protect our staff and students. We have installed clear signage in all indoor environments and building entrances to remind people to social distance, that masks are mandatory, and that hand sanitizer is available. We have a special task force to address any emergency that may arise if any COVID-19 case is identified within our Company or its facilities. Thus far, no COVID-19 cases have been found among our students or staff. We have reorganized our assets from our pre-pandemic focus on providing student housing to establishing a comprehensive education eco-system. This new strategy emphases the importance of academic partnerships with reputable education organizations and employing technology in education. We own two campuses (the total building floor area of 65,000 square feet and 100,000 square feet, respectively) with one more in the final stage of acquisition (the total building floor area of 433,000 square feet). The education programs, which have been developed or are being developed, are or will be housed in these campuses, one focused on post-secondary programs, one on vocational education, and one on OSSD and animation education (one of our expected college/university programs). We believe that the facilities that we own make us unique and attractive to public colleges and universities seeking opportunities for collaborative education.

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

We operate three OSSD schools through our subsidiaries: Visionary Academy, Toronto Art School, and Toronto ESchool:

Visionary Academy (online and in-person teaching)

Visionary Academy—9651837 Inc., which does business as Visionary Academy, offers high school credit courses and university preparatory courses for grades 9 to 12 in person at its facility in Toronto and online. Visionary Academy has signed agreements with Trent University and Algoma University that allow Visionary Academy graduates who have achieved a grade of more than 80% in Grade 12 English to be directly admitted to the degree programs in these two universities. Visionary Academy was founded in March 2016. We acquired a 70% equity interest in Visionary Academy in June 2021.

Supported by 12 certified teachers, Visionary Academy operates six terms per academic year so that international students have more flexibility in scheduling their studies. In each of the six terms, students concentrate on two courses. We believe that this is helpful for international students to overcome language difficulties. In comparison, all public and most private OSSD schools operate two semesters per academic year.

Based on the need and competence of the individual student, Visionary Academy offers personalized programs to best serve students. To ensure the quality of education, all courses are taught in small classes by Ontario Certified Teachers, or OCT’s. Additionally, students have access to one-to-one consultation from bilingual consultants. The teaching facilities consist of modern teaching equipment, computers, and science labs.

To enrich students’ learning experience and to enhance their connection with Canadian society, Visionary Academy also organizes special learning camps, one in the summer and one in the winter. Through these learning camps, the participating students have a chance to explore the world and extend their study beyond their comfort zone.

Tuition at Visionary Academy and the marketing costs that we pay our agents to recruit students are:

•	Full enrollment:	$14,400 for 8 credits
•	Individual course credit:	$680 per credit
•	Individual counseling:	$32 per hour
•	Winter and summer camps:	$2,400 for a 15-day program
•	Marketing costs:	30% to 50% for full enrollment 20% for individual course credit

Visionary Academy has established a comprehensive student management system through which the students, parents/guardians, and school can have effective communication. Whenever there is a problem with an individual student, all parties involved can work together for the best solutions. This ensures that all students can properly make progress with their learning plan. For students with learning difficulties, Visionary Academy offers extra time and opportunities so that they can catch up.

We believe that Visionary Academy has built a reputation for high quality education through its students’ success. All graduated students have been admitted to colleges and universities.

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

We believe that Toronto ESchool, situated in Toronto, is a premier online high school that represents a leading education model in Canada. The school is fully inspected and approved to grant the OSSD diploma by the Ministry of Education (BSID# 886520). Toronto ESchool was founded by Demosthenes Aliferis, a renowned educator in Ontario. It is a pioneer and leader in the early stage of online education in Canada. Due to sale of 41 Mettropolitan Building in June 2023, the Toronto ESchool has moved to the Company’s another office building – 95 Moatfield.

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

Advantages of Conbridge College

Conbridge College had a history of successful operations prior to the COVID-19 pandemic, and we believe that it is now positioned for healthy growth supported by the following advantages:

•	Financial Stability. We believe that we have the financial viability to offer potential students a stable educational environment. We have cash flow from our short-term training courses, ownership of a dedicated educational facility with up to 433,000 square feet usable space for educational purposes in the north of Toronto, closed to two major highways to recruit international and domestic students to meet the demand of enrollment trends.

•	Quality Assurance. We are committed to ensuring quality assurance. As an example of the application of quality assurance procedures for its operations, Conbridge College has developed and implemented several procedures and methods to implement quality assurance for all programs delivered, including data collection, analysis, and improvement measures. The following practices are conducted currently on a regular basis. Faculty meetings are held at the end of each semester to review the courses offered and textbooks selected for the program. The information and insights gathered at these meetings is then used to enhance teaching effectiveness and improve the quality of the programs. A program assessment meeting is held at the end of each academic year. The program advisory committee conducts assessments of the operations of the program and recommends possible revisions to maintain the relevance of the program. Research is conducted constantly to ensure that Conbridge College is aware of key trends in terms of academic training requirements in each field of study as well as any change of demand in the field. Moreover, we monitor similar programs in other institutions annually to ensure that our programs are comparable and competitive. In addition, a survey of employers’ needs is conducted annually to ensure the program is providing students with useful knowledge and the practical skills required by the employers. Surveys of the graduates of the program are also conducted annually to get their feedback, their perception on the usefulness of the program, how it has prepared them for their current employment, and what they found to be most pertinent for their employment. Moreover, graduates are asked to provide suggestions on ways that the program could be improved.

Conbridge College’s tuition and the marketing costs that we pay our agents to recruit students are set forth below:

Two-year college diploma programs open only to international students:	$20,000 per year
Marketing cost:	20% to 50% of tuition paid

One-year college certificate programs open principally to Canadian students:	$6,750 per year
Marketing cost:	20% to 30% of tuition paid

Short-term training courses:	$675 per course
Marketing cost:	10%

Industry competitors

The following private colleges have entered into PPP agreements with public colleges in the Greater Toronto Area:

•	Lambton College-Toronto Campus
•	Sault College - Toronto Campus
•	Niagara College Toronto Campus
•	Northern College at Pures Toronto
•	St Clair College Toronto Campus
•	Mohawk College Mississauga Campus
•	Canadore College in Toronto
•	Loyalist College in Toronto
•	Cambrian College at Hanson in Toronto

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

MTM College (Max the Mutt College of Animation, Art & Design )

MTM College, formerly known as Max the Mutt College of Animation, Art & Design, or MTM, formerly known as Max the Mutt Animation School, and Studio M, was founded in 1997 as a Private Career College under the Private Career Colleges Act, 1990 with the Ontario Ministry of Advanced Education and Skills Development (Registration number 101408). MTM is located in Toronto, Canada.

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

MTM’s tuition structure

All programs for the 4 years: $12500/year (Local student)

$ 18000/year (International student) 2023-2024 school year: the tuition fees for the local and international students are $12,5000 and $18,000 respectively.

-	Short-term training

o	Portfolio development:	Learn to draw $700 /7 hours
Single Session Life $550 /36 hours

o	Workshop	Introduction to traditional animation $320 /7 hours
Illustration Basics of Clip Studio Paint $260 /3 hours
Creating a Webcomic Series $320 /7 hours Portfolio Workshop $2200 / 120 hours

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

MTM is also preparing to file an application to convert all of its three college diploma programs to university bachelor’s degree programs with Ontario Ministry of Colleges and Universities. We expect MTM to obtain this approval by the end of 2023. These bachelor’s degree programs are expected to be housed in our property located at 95 Moatfield Dr. We are the sole owner of this buildings that have a total floor area of 200,000 square feet.

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

Immigration

According to the Annual Report to Parliament on Immigration, Immigration, Refugees and Citizenship Canada (available on https://www.canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2022-2024.html)

2022 —— 431,645 New Immigrants

2023 —— 447,055 New Immigrants

2024 —— 451,000 New Immigrants

Second Career Program

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

Personal Service Worker

To meet the growing need for personal service workers, or PSW, as a result of the growth of the aging population in North America, we have begun to build up our capacity to provide the education for PSWs. We are taking the following steps to enhance our educational resources to address this opportunity:

•	Collaborating with public colleges in which PSW training is offered: we have signed a Recruitment Agent Agreement with Cambrian College. Through offering student recruiting services to Cambrian College, we believe that we can take advantage of the growing market in China, India and other southeast Asian countries for PSW education.
•	We are also taking the initiative to establish our own PSW program. This program will be a part of our vocational education program that is to be operated in this specialized teaching facility. The development of our own PSW program will be based on the success of our collaboration with Cambrian College and our marketing network.

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

The median wage per hour in Ontario for this profession is $19.0. PSWs who work in city-owned nursing homes, however, can make as much as $20.00 per hour, and those in hospitals can earn approximately $25.40 per hour.

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

Farvision signed a cooperation agreement with Halifax Institute on October 10, 2021, under which the two parties will establish a Toronto Branch of Halifax Institute, or the Halifax Institute Toronto. Halifax Institute Toronto is to be housed at our facility in Toronto. The Halifax Toronto Branch is expected to begin offering courses in 2024. Under the cooperation agreement, Farvision is responsible for operation of the Halifax Institute Toronto and the enrollment of students in all courses offered by the Halifax Institute. Halifax Institute is responsible for school qualification and investment in brand and course development. As a part of its obligations under the cooperation agreement, the Halifax Institute is responsible for the express entry project between the Halifax Institute and Canadian public universities, which provides that as long as students obtain the English for Academic Purposes, or EAP, language qualification of the Halifax Institute, they are eligible to attend cooperative public universities without taking TOEFL / IELTS tests. Students at Halifax Institute Toronto will participate in language learning programs for four to eight months in the school, after which qualified students will be eligible to apply for university admission without taking the IELTS and TOEFL examination.

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

Our Education Facilities

In 2019, we acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Zhou for $3,210,000. At the time of the acquisition, 123 Real Estate, which changed its name to Visionary Education Real Estate Group Inc. in 2021, and changed to Visionary Education Service & Management Inc. in 2023. Through the end of our 2021 fiscal year, rental income from and sales of these properties have been our principal source of revenue. In April 2021, we acquired the Town Centre Boulevard properties described below. While all or a portion of each of the buildings that we own are currently leased to unaffiliated third parties, we expect that rental income from such leases will decline as the leases expire and we plan to use the available space for our principal education business. See “Business-Properties”, “Risk Factors.” The two office buildings at Town Centre Boulevard properties were sold to unrelated parties which will be closed on August 31, 2023.

We own two buildings in North Toronto, Ontario, which house our current operations, are expanding to develop Visionary University Town. We believe that these facilities are sufficient for our current operations and planned expansion.

In order to strengthen the competitiveness of our college and university businesses, to provide a state-of-art learning environment to match with the growing demands for our students, and to develop our partnerships with universities, we are establishing an innovative university town by utilizing two buildings acquired in North York, a suburb of Toronto. VUT will be the campus for our PPP program, with a capacity of approximately 12,000 to 15,000 students.

We executed a purchase agreement on May 19, 2021 to acquire the campus comprising nine acres of land and two buildings, with a total of approximately 433,000 square feet of space for a total price of $69.8 million (C$94.4 million). This acquisition closed on September 23, 2022.

We plan to have the facility available for the initial PPP students in 2024, provided that we can obtain sufficient financing to make necessary renovations and obtain the proper government approval. We assumed two tenants at 95-105 Moatfield Dr. One of current tenant has early terminated its lease agreement on July 31, 2023, and the remaining tenant’ leases, for an aggregate of approximately 220,000 square feet leasing premise, will expire in May 2026. With the current tenants occupying their respective spaces, there will be 190,000 square feet of available space for our use from August 1, 2023 and we have moved our MTM and Toronto Eschool to this facility on August 1, 2023.

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

IRCC is the federal department of the Government of Canada responsible for immigration matters in Canada, and includes the processing of refugees, and the granting of Canadian citizenship. We employ professionals to provide visa and immigration-related services to student clients in Canada. These professionals may include RCICs, Canadian Law Society members including licensed lawyers and paralegals. When RCIC consultant provides immigration related services with IRCC on behalf of client, his or her work will be under the supervision of College of Immigration and Citizenship Consultants (CICC). CCIC is the national regulatory body that promotes and protects the public interest by overseeing regulated immigration and citizenship consultants and international student advisors.

CCIC ’s current federal mandate stems from the Immigration and Refugee Protection Act (IRPA) 2001, the College of Immigration and Citizenship Consultants Act 2019, and the Citizenship Act 1985 which require anyone providing Canadian immigration or citizenship advice or representation for a fee or other consideration to be a member in good standing of CICC, a Canadian Law Society or the Chambre des notaires du Québec.

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

Our Employees

As of the date of this report, we had approximately 30 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Employees
Management	6
Finance	4
Information Technology	2
Marketing and Publicity	6
Human Resources	1
Academy	8
Education Services	3
Total	30

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

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report.

D.	Property, Plants and Equipment.

Properties

As of the date of this annual report, we own the following properties: 200 Town Centre Boulevard, 260 Town Centre Boulevard and 95-105 Moatfield Drive.. We have commercial tenants at each of the locations All leases are with independent third parties, except as indicated below for three subsidiaries that lease space at 200 Town Centre Boulevard. We intend to use any vacant space that becomes available in any building for use by us and our subsidiaries. We also plan to develop the two office buildings at 95-105 Moatfield Drive to be the Visionary University Town.

200 Town Centre Boulevard

The property is a 2.09-acre property site with an office/commercial building located at 200 Town Centre Boulevard, Markham, Ontario, Canada. The building is 52,157 square feet and has a total of 18 units. The nine leases with unaffiliated third parties range in size from approximately 1,800 to 6,200 square feet, with rents from approximately $5,000 to $18,000 per month and expiration dates between February 2022 and July 2027. Three of our subsidiaries, Toronto Art Academy, Lowell Academy and 7621531 Canada Inc. lease between approximately 1,000 and 1,700 square feet each with rents from approximately $3,000 to $4,700 per month that expire between August 2023 and August 2026. The Company entered a sale agreement with an unrelated party in July 2023, and the carrying value of property has been reclassified as “assets held for sale” as at March 31, 2023. The building also carried mortgage in the aggregate amount of CAD $8.5 million and a private mortgage of CAD $4.0 million The gross proceeds of cash to the Company from sale of the property was approximately CAD 14.8 million. The deal is scheduled to be completed on August 31, 2023.

260 Town Centre Boulevard

The property is a 1.73-acre property site with an office/commercial building located at 260 Town Centre Boulevard, Markham, Ontario, Canada. The building is 39,252 square feet and has a total of five units. At this location, the five units are leased to unaffiliated third parties, who rent between approximately 4,400 and 13,700 square feet for rents ranging from approximately $15,000 to $35,000 per month and terms that expire between June 2022 and October 2024. The Company entered a sale agreement with an unrelated party in July 2023, and the carrying value of property has been reclassified as “assets held for sale” as at March 31, 2023. The building also carried mortgage in the aggregate amount of CAD $6.6 million. The deal is scheduled to be completed on August 31, 2023.

41 Metropolitan Road

On June 22, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) sold its warehouse located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019 when the Company acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Fan Zhou, our chairman and chief executive officer. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD3.3 million. The Company sold its 41 Metropolitan Building to reduce its real estate holdings.

95-105 Moatfield Drive

On September 23, 2022, the Company completed the Acquisition for aggregate consideration of C$94.4 million, two office buildings with a total of approximately 411,000 square feet. The Company plans to develop the two buildings to be the Visionary University Town, which is expected to build a solid foundation for its future development, expand its education programs, and greatly scale its business.

95 Moatfield

Unit	Tenant	Gross Monthly Rent Payable (Including Tax)	Term	Lease Area (Sq. Ft)
100/200/300/400/500	Kraft Heinz Canada ULC	$205,309.11	June 2013 – July 2023	156,426

105 Moatfield

Unit	Tenant	Gross Monthly Rent Payable (Including Tax)	Term	Lease Area (Sq. Ft)
100/200/300/400/500, 600, 700, 800, 900, 1001, 1002, G001, G002, M001	Thales Canada Inc.	$302,435.40	June 2010 – September 2025	221,195

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Although we can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at March 31, 2023 and 2022.

On June 27, 2023, Visionary Education Technology Holdings Group, Inc. (“Visionary”) and Fan Zhou (“Zhou”), filed an Application in the Ontario Superior Court of Justice, Toronto, Canada (“Ontario Application”) under 14.0593)(e) of the Canadian Rules of Civil Procedure. The Notice of Application initiates a lawsuit in Canada for breach of contract against the former executives of Visionary, Dr. Thomas Traves and Mr. Ken Chan, in connection with a certain agreement was made between Visionary and Dr. Thomas Traves and Mr. Ken Chan on or about June 19, 2022, and documented through a Memorandum dated June 19, 2022 (the “Memorandum Agreement”). In support of the Ontario Application, on July _20_, 2023, Visionary, Zhou and an entity wholly owned by Zhou filed an Application and Complaint for Temporary Restraining Order, Preliminary Injunction and for Declaratory Judgment in Superior Court, County of Wake, North Carolina, against Issuer Direct Corporation, the transfer agent to prevent Dr. Traves and Mr. Chan from assigning and/or removing certain restriction on Visionary’s common shares issued to Dr. Traves and Mr. Chen under the Memorandum Agreement. The case is in the early stage of litigation and it is premature to assess and predict the outcome of this pending litigation.

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

Results of Operations

For the Years Ended March 31, 2023, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2023 against fiscal 2022.

	For the Years Ended March 31,
	2023		2022
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$8,432,511	100.0%	$5,248,461	100.0%	$3,184,050	60.7%
Cost of sales	4,669,191	55.4%	2,637,025	50.2%	2,032,166	77.1%
Gross profit	3,763,320	44.6%	2,611,436	49.8%	1,151,884	44.1%
Operating expenses
General and administrative expenses	1,227,424	14.6%	437,278	8.3%	790,146	180.7%
Professional fees	968,435	11.5%	350,636	6.7%	617,799	176.2%
Salaries and compensations	1,136,676	13.5%	792,546	15.1%	344,130	43.4%
Total operating expenses	3,332,535	39.5%	1,580,460	30.1%	1,752,075	110.9%
Income from operations	430,785	5.1%	1,030,976	19.6%	(600,191)	(58.2)%
Other income (expenses)
Interest expense, net	(2,955,008)	(35.5)%	(906,398)	(17.3)%	(2,048,610)	226.0%
Accretion interest	(320,497)	(3.8)%	–	–	(320,497)	N/A
Government subsidies	109,723	1.3%	490,171	9.3%	(380,448)	(77.6)%
Impairment loss	–	N/A	(379,165)	(7.2)%	379,165	(100.0)%
Loss on warranty	(1,565,570)	(18.6)%	–	–	(1,565,570)	N/A
Loss on convertible debenture valuation	(157,010)	(1.9)%	–	–	(157,010)	N/A
Other income	23,605	0.3%	20,709	0.4%	2,896	14.0%
Total other expenses	(4,864,757)	(57.7)%	(774,683)	(14.8)%	(4,090,074)	528.0%
Income/(loss) before income taxes	(4,433,972)	(52.6)%	256,293	4.9%	(4,690,265)	(1,830.0)%
Provision for income taxes	(861,864)	(10.2)%	312,767	6.0%	(1,174,631)	(375.6)%
Net income (loss)	$(3,572,108)	(42.4)%	(56,474)	(1.1)%	(3,515,634)	6,225.2%

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

Revenues.

Revenues increased by $3.2 million, or 60.7%, to approximately $8.4 million in fiscal 2023 from approximately $5.2 million in fiscal 2022. The increase in revenue was principally due to increase of rent revenue of $4.8 million in fiscal 2023, offset by no sales of land in fiscal 2023. In fiscal 2022, the Company had $2.3 million from the sales of vacant land.

Revenues decreased by $2.5 million, or 32.1%, to approximately $5.2 million in fiscal 2022 from approximately $7.7 million in fiscal 2021. The decrease in revenue was principally due to our sales of vacant land decreased $4.3 million, compensated from the increase of rent revenue of $1.6 million in fiscal 2022.

Revenue by Type

	For the Year Ended March 31,
	2023		2022
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$7,090,140	84.1%	$2,298,198	43.8%	$4,791,942	208.5%
Tuition revenue	1,342,371	15.9%	669,442	12.8%	672,929	100.5%
Construction revenue	–	–	8,117	0.1%	(8,117)	(100.0)%
Sales of vacant land	–	–	2,272,704	43.3%	(2,272,704)	(100.0)%
Total	$8,432,511	100.0%	$5,248,461	100.0%	$3,184,050	60.7%

Revenue by Type

	For the Year Ended March 31,
	2022		2021
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$2,298,198	43.8%	$674,898	8.7%	$1,623,300	240.5%
Tuition revenue	669,442	12.8%	358,241	4.7%	311,201	86.9%
Construction revenue	8,117	0.1%	78,219	1.0%	(70,102)	(89.6)%
Sales of vacant land	2,272,704	43.3%	6,613,863	85.6%	(4,341,159)	(65.6)%
Total	$5,248,461	100.0%	$7,725,221	100.0%	$(2,476,760)	(32.1)%

Rent revenue

Revenue from rent increased by $4.8 million, or 208.5%, from $2.3 million in fiscal 2022 to $7.1 million in fiscal 2023. The increase in rent revenue was mainly due to the revenue generated from the newly incorporated subsidiary with has office building for rent revenue. In fiscal 2023, it generated rent income of $4.9 million.

Revenue from rent increased by $1.6 million, or 240.5%, from $0.7 million in fiscal 2021 to $2.3 million in fiscal 2022. The increase in rent revenue was mainly due to the revenue generated from two office buildings purchased by the Company on April 15, 2021. These two office buildings are located in Downtown Markham, Ontario, Canada. In addition, rent revenue from our facility located in 41 Metropolitan Road, Toronto, Ontario also increased due to an increase in the number of tenants as compared to fiscal 2021.

Tuition revenue

Revenue from tuition income increased by $0.7 million, or 100.5%, from $0.7 million in fiscal 2022 to $1.3 million in fiscal 2023. The increase in revenue was mainly from newly acquired Max the Mutt College of Animation, a Private Career College offers diplomas in Classical & Computer Animation & Production, Illustration & Storytelling for Sequential Arts, and Concept Art for Animation & Video Games. Revenue from Lowell Academy, a private high school offers high school education, decreased by $39,000, and the revenue from our online learning platform, Toronto ESchool, decreased slightly.

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

For our newly acquired Max the Mutt College of Animation, the college had total enrollment of 173 students in 2023, which includes 123 domestic students and 50 international students. Driven by the mushrooming animation industry, the need for competent graduates from animation colleges and universities has been consistently growing, Benefit from the reputation over its 26 years in animation education, we believe our resource and management have positioned well to maintain healthy and sustainable growth of Max the Mutt College of Animation.

The number of students enrolled in our online learning platform in Toronto ESchool was 357, 305 and 396 for fiscal 2023, fiscal 2022 and fiscal 2021, respectively. These students enrolled in a total of 504 courses, 623 courses and 569 courses in fiscal 2023, fiscal 2022 and fiscal 2021, respectively. The average fee for each course was $584, $550 and $529 for fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

With the economic recovery from COVID-19 and the ease of international travel restrictions, more international students are expected to come back to Canada for better education. We expect more students to enroll in our OSSD courses, vocational college course and animation programs in fiscal 2024.

Construction revenue

We did not record any revenue from our decoration and construction business in fiscal 2023. We had no significant income from our construction business in fiscal 2022.

Revenue from our decoration and construction business decreased by $70,102, or 89.6%, from $78,219 in fiscal 2021 to $8,117 in fiscal 2022. The decrease was mainly due to the negative impact caused by COVID-19 pandemic and the less focus on this business segment. We had no significant income from our construction business in fiscal 2022.

Sales of vacant land

We had no sales of vacant land in fiscal 2023. We sold 8 lots of vacant land in fiscal 2022 and generated revenue of approximately $2.3 million. We sold 19 lots of vacant land in fiscal 2021 and generated revenue of approximately $6.6 million. As of March 31, 2022, we had no vacant land for future sales.

Gross profit

Our gross profit increased by $1.2 million, or 44.1%, to $3.7 million in fiscal 2023 from $2.6 million in fiscal 2022. Gross profit margin was 44.6% in fiscal 2023, as compared with 49.8% in fiscal 2022. The decrease of 6.5% in the gross profit margin was primarily attributable to the lower gross profit margin for our rental business segment because of the increased costs in connection with the newly purchased office buildings and the lower gross profit margin from our education segment due to higher staffing costs.

Our gross profit decreased by $1.7 million, or 38.8%, to $2.6 million in fiscal 2022 from $4.3 million in fiscal 2021. Gross profit margin was 49.8% in fiscal 2022, as compared with 55.2% in fiscal 2021. The decrease of 5.4% in the gross profit margin was primarily attributable to the lower gross profit margin for our education business segment because of the increased costs in connection with the higher staffing costs after pandemic and the gross profit margin for our rental business segment increased slightly due to newly purchase of two office buildings.

Our cost and gross profit by revenue types are as follows:

	For the year ended March 31, 2023			For the year ended March 31, 2022
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$3,899,012	$3,191,128	45.0%	$1,322,188	$976,010	42.5%	$2,576,824	2,215,118	2.5%
Education business	770,179	572,192	42.6%	319,913	349,529	52.2%	450,266	222,663	(9.6%)
Construction business	–	–	–	4,663	3,454	42.6%	(4,663)	3,454	–
Cost of vacant land	–	–	–	990,261	1,282,443	56.4%	(990,261)	(1,282,443)	–
Total	$4,669,191	$3,763,320	44.6%	$2,637,025	$2,611,436	49.8%	$2,032,166	1,151,884	5.1%

	For the year ended March 31, 2022			For the year ended March 31, 2021
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$1,322,188	$976,010	42.5%	$256,981	$417,917	61.9%	$1,065,207	$558,093	(19.5)%
Education business	319,913	349,529	52.2%	124,762	233,479	65.2%	195,151	116,050	(13.0)%
Construction business	4,663	3,454	42.6%	19,529	58,690	75.0%	(14,866)	(55,236)	(32.5)%
Cost of vacant land	990,261	1,282,443	56.4%	3,058,175	3,555,688	53.8%	(2,067,914)	(2,273,245)	2.7%
Total	$2,637,025	$2,611,436	49.8%	$3,459,447	$4,265,774	55.2%	$(822,422)	$(1,654,338)	(5.5)%

Cost of revenue for our rental business increased by $2.6 million from $1.3 million in fiscal 2022 to $3.9 million in fiscal 2023. Gross margin increased from 42.5% in fiscal 2022 to 45.0% in fiscal 2023. The increased cost of revenue and gross margin were mainly due to increased costs in connection with the newly purchased office buildings.

Cost of revenue for our rental business increased by $1.1 million from $0.2 million in fiscal 2021 to $1.3 million in fiscal 2022. Gross margin decreased from 61.9% in fiscal 2021 to 42.5% in fiscal 2022. The increased cost of revenue and decreased gross margin were mainly due to increased costs in connection with the newly purchased two office buildings.

Cost of revenue for our education program increased from $319,913 in fiscal 2022 to $770,179 in fiscal 2023, and gross profit increased from $349,529 in fiscal 2022 to $572,192 in fiscal 2023. However, gross profit margin decreased from 52.2% in fiscal 2022 to 42.2% in fiscal 2023. The decrease in gross profit margin was mainly due to increased staffing costs. We believe that the combination of online self-learning, online interactive instructions, as well as in-person education in our education platforms, MTM Animation and vocational college provided by our qualified instructors will be our competitive advantage compared to other education providers.

Cost of revenue for our education program increased by $195,151 from $124,762 in fiscal 2021 to $319,913 in fiscal 2022, and gross profit increased by $116,050 from $233,479 in fiscal 2021 to $349,529 in fiscal 2022. Accordingly, gross profit margin decreased from 65.2% in fiscal 2021 to 52.2% in fiscal 2022. The decrease in gross profit margin was mainly due to increased staffing costs.

We did not incur significant costs in our construction business in fiscal 2023 and 2022 due to significantly decreased revenue result from the negative impact of COVID-19 and less management focus on this segment. During fiscal 2022, we incurred costs of $4,663 in our construction business.

We did not have sales of land or property in fiscal 2023. Cost of revenue for the sales of vacant land decreased by $2.1 million from $3.1 million in fiscal 2021 to $1.0 million in fiscal 2022, and gross profit decreased by $2.3 million from $3.6 million in fiscal 2021 to $1.3 million in fiscal 2022. The decrease was mainly due to the sale of 8 lots of vacant land in fiscal 2022, as compared to 19 lots of vacant land sold in fiscal 2021. Gross margin increased slightly to 56.4% from 53.8% due to higher selling price as a result of increased demand in the Ontario real estate market.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, travel expenses, commission expense, insurance expenses, and depreciation and amortization expenses. General and administrative expenses increased by $790,146, or 180.7%, from $437,278 in fiscal 2022 to $1,227,424 in fiscal 2023. The increase was mainly due to increased amortization, repair and maintenance and utility expenses from our newly acquired office buildings. Our general and administrative expenses represented 14.6% and 8.3% of our total revenue for fiscal 2023 and fiscal 2022, respectively.

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

Professional fees

Our professional fees increased by $617,799, or 176.2%, from $350,636 in fiscal 2022 to $968,435 in fiscal 2023, representing 11.5% and 6.7% of our total revenue for fiscal 2023 and fiscal 2022, respectively. The increase was mainly due to the increased legal fees and accounting fees.

Our professional fees increased by $139,119, or 65.8%, from $211,517 in fiscal 2021 to $350,636 in fiscal 2022, representing 6.7% and 2.7% of our total revenue for fiscal 2022 and fiscal 2021, respectively. The increase was mainly due to the increased legal fees and accounting fees related to our public offering process.

Salaries and compensations

Our salaries and compensations increased by $344,130 or 43.4%, from $792,546 in fiscal 2022 to $1,1,36,676 in fiscal 2023, representing 13.5% and 15.1% of our total revenue for fiscal 2023 and 2022, respectively. The significant increase was mainly due to the expansion of our educational business and the increased compensation that we paid during fiscal 2023 to attract and retain experienced senior management and professional employee team.

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

Interest expense, net

Our interest expense increased by $2,048,610, from $906,398 in fiscal 2022 to $2,955,008 in fiscal 2023. The significant increase in interest expense was mainly due to newly acquired Moatfield property which has a bank loan with principal of $44.3 million , and also two new 2nd mortgages with principal balance of 6.7 million and increased mortgage interest rate in fiscal 2023.

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

Government subsidies

We received $109,723 and $490,171 from the Canada Emergency Wage Subsidy program and Canada Emergency Rent Subsidy program in fiscal 2023 and 2022, respectively.

Impairment expenses

In fiscal 2022, we recorded impairment loss of $379,165 for the intangible assets and goodwill in connection with the private high schools and Conbridge College, a private college because we are in the process of improving the efficiency of the operations, streamlining the business lines to focus on its core education sector, and optimizing the structure of the vocational educational business. There was no such impairment loss record based on our assessment in fiscal 2023.

Warrants expense

We recorded $893,878 debt component and $443,208 embedded derivatives at the inception date on September 19, 2022 and recognized day 1 loss of $1,565,570 due to fair value assessment. From the inception date to March 31, 2023, we further recorded loss on change in fair value of warrants liabilities of $251,237 for share warrants. There was no warrant liabilities or corresponding changes in valuation in fiscal 2022.

Loss on convertible debenture valuation

In fiscal 2023, we recorded loss of $157,010 on change in fair value of a convertible note with a debt component and the embedded derivative components issued on September 19, 2022. There was no convertible note or corresponding changes in valuation in fiscal 2022.

Other income

We had other income of $23,605 and 20,709 in fiscal 2023 and 2022, respectively, mainly from referral commissions.

Loss before income taxes

We had loss before income taxes of approximately $4.4 million in fiscal 2023, as compared to income before income taxes of approximately $0.3 million in fiscal 2022. The increase of net loss before income taxes was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

Our income before income taxes was approximately $0.3 million in fiscal 2022, a decrease of approximately $3.6 million from approximately $3.9 million in fiscal 2021. The decrease was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

Recovery for current and deferred income taxes

We had an income tax recovery of $64,768 in fiscal 2023, as compared to provision for income taxes was $312,767 in fiscal 2022. Income tax recovery was noted mainly due to we had loss before tax, and loss was carried back to prior years. We also had a deferred income tax recovery of $797,096 in fiscal 2023, due to non-capital loss generated at two subsidiaries which to be carried forward to future years to offset their future net income before income tax.

Our provision for income taxes was $312,767 in fiscal 2022, a decrease of $690,359 from $1,003,126 in fiscal 2021. The decrease was mainly due to the decreased income before income taxes.

Net income (loss)

We had net loss of $3,572,108 and $56,474 for fiscal 2023 and fiscal 2022 respectively. The increase of net loss was primarily attributable to the increased operating expenses, interest expenses, as well as increased other expenses as discussed above.

We had net loss of $56,474 for fiscal 2022, as compared to net income of approximately $2.9 million for fiscal 2021. The decrease was primarily attributable to the decreased revenues and gross profit, increased operating expenses, as well as increased other expenses as discussed above.

Cash Flows

For the Years Ended March 31, 2023, 2022 and 2021

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2023	2022	2021
Net cash provided by operating activities	$335,919	$6,361,523	$4,439,717
Net cash used in investing activities	(63,413,360)	(24,284,231)	(3,060,711)
Net cash provided by (used in) financing activities	63,871,642	17,535,259	(394,778)
Effect of exchange rate change on cash	(312,010)	6,522	96,528
Net increase (decrease) in cash	482,192	(380,927)	1,080,756
Cash and restricted cash, beginning of year	809,689	1,190,616	109,860
Cash and restricted cash, end of year	$1,291,881	$809,689	$1,190,616

Operating Activities

Net cash provided by operating activities was approximately $335,919 in fiscal 2023, compared to cash provided by operating activities of approximately $6.4 million in fiscal 2022. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

•	Due from related parties decreased by approximately $99,334 in fiscal 2023, compared with an increase of approximately $2.1 million in fiscal 2022. The decrease in fiscal year is minimal.

•	Accrued liabilities increased by approximately $50,206 in fiscal 2023 compared with an increase of approximately $0.9 million in fiscal 2022. The decrease was mainly due to high legal and professional expenses in connection with the initial public offering (“IPO”) process in year 2022.

Offset by:
•	The increase in our net loss. We had net loss of $3,572,108 in fiscal 2023, a decrease of approximately $3.0 million from approximately 56,474 in fiscal 2022.

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

Investing Activities

Net cash used in investing activities was approximately $63.4 million in fiscal 2023, compared to net cash used in investing activities of $24.3 million in fiscal 2022. The increase in net cash used in investing activities was primarily attributable to the purchase of office buildings for approximately $62.7 million to acquire the properties located on 95-105 Moatfield Drive, Toronto, and $410,000 deposit made on a property in New York State, as well as the payments made to acquire additional shares of MTM from its non-controlling interest.

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

Financing Activities

Net cash provided in financing activities was approximately $63.4 million in fiscal 2023, compared to net cash used in financing activities of approximately $17.5 million in fiscal 2022. The increase in net cash provided in financing activities in fiscal 2023 was primarily attributable to the mortgages of $45.4 we obtained from Bank of China and private mortgages of total $6.8 million. In connection with the purchase of the two office buildings, on September 23, 2022, we obtained bank loans of $45.4 million (C$60.0 million) from Bank of China. The loans have two-year terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments of blended principal and interest over an amortization period of 25 years. In February 2023, we borrowed additional $3.7 million (C$5 million) as second mortgage to support our daily operation. The loan term is 1 year with a fixed rate of 13%, the interest is payable on monthly basis and the principal is only due to the end of 1 year term. The 2nd mortgage is secured by the two office buildings and also personally guaranteed by our controlling shareholder Ms. Zhou. Due to 2nd mortgage, our covenant at Bank of China was in default and the first mortgage balance of $44.1 million from Bank of China was treated as current liabilities as at March 31, 2023.

On May 19, 2022, the Company closed its initial public offering (“IPO”) of 4,250,000 common shares at a public offering price of $4.0 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million.

In July 2022, we borrowed a private loan of $3.0 million (C$4 million) as a 2nd mortgage secured by two office building at 200/260 town center jointly to use as portion of down payment on our purchase of two office buildings at 95-105 Moatfield. The original loan term is 6 months from July 2022 to January 2023 with a fixed term of 13% per annual, and we renewed it for another 6 months to July 2023 with a fixed term of 15% per annual. Subsequent to year end, the loan term was extended to August 31 2023 further. The principal is only required at matured date and only interest was paid on monthly basis during the term. The loan is secured by two office buildings jointly at 200/260 town center and is also personally guaranteed by our controlling shareholder Ms. Zhou. To support the down payment of 95-105 Moatfield buildings, we also entered into an Amended and Restated Securities Purchase Agreement (the “SPA”), with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”). We received $1.35 million net proceeds from the convertible note transaction.

In fiscal 2023, the Company’s controlling shareholder Ms. Fan Zhou withdraw approximately $2.9 million from the Company from her advances account and reduce her advance to the Company from $7.1 million to $4.2 million.

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

Credit Facility

As of March 31, 2023, we had outstanding loans totaling approximately $61.1 million from banks in Canada and approximately $6.6 million from private lenders. Ms. Zhou, the controlling shareholder, had also periodically advanced funds to support our operations when needed. These advances were non-interest bearing and due upon demand.

Working Capital

As of March 31, 2023 we had cash and cash equivalents of approximately $0.6 million. We also had short-term investments of approximately $51,723, which could be used as working capital when needed. Our current assets were approximately $22.3 million, including approximately $20.3 million assets held for sale (3 office buildings owned by VEDU, Animation and NeoCanaan), and our current liabilities were approximately $80.5 million, including mortgage balance of $19.7 million for 3 office buildings held for sale, $45.4 million mortgage in default from Bank of China, $6.8 million of two short-term private mortgages, and $1.3 million liabilities from convertible loan, which resulted in a negative working capital of $58.1 million. Total shareholders’ equity as of March 31, 2023 was approximately $12.7 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We plan to fund working capital through our operations, selling 3 office buildings in the market, bank borrowings and additional loans and loan guarantees from Ms. Zhou, our controlling shareholder. We expect to be able to refinance all of our loans upon maturity based on past experience and our good credit history.

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

As the result of the strategic shift, in fiscal 2022, we have seen significant increase in revenue from our education programs and the rent income from the newly purchased buildings. Our revenue from education programs increased 100.5%, from $669,442 to $1,342,371, and our revenue from rent business increased 208.5%, from approximately $2.3 million to approximately $7.1 million.

We expect our revenue from education sector will continue to grow because of the successful acquisition of Max the Mutt College of Animation on February 28, 2022, the easing of COVID travel restrictions which will facilitate the travel of the international students to Canada, as well Canada’s immigration policy that favors immigrants with post-secondary education degrees.

We have historically funded our working capital needs primarily from operations, bank loans, equity financing, and advances from controlling shareholder. Our management believes that current levels of cash, cash flows from operations and cash flow from bank loans, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this filing. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or equity securities or obtain a credit facility.

Loan Facilities

As of March 31, 2023 and 2022, the details of all bank loans are as follows:

	March 31,	March 31,
	2023	2022

Canada Emergency Business Account Program (“CEBA Loan”) (1)	$118,224	$160,060
National Bank of Canada (“National Bank”) – (see note 7)	–	6,190,292
HSBC Bank – (see note 7)	–	12,497,225
Bank of China (“BOC”) (2)	44,149,424	–
National Bank of Canada (“National Bank”) – (see note 7) Private mortgage at 95 Moatfield	3,694,500	–
TD Trust	7,218	9,728
RBC line of credit	21,982	12,405
Less: unamortized financing cost	(296,648)	(49,130)
	47,694,700	18,820,580
Less: current portion of bank loans	(47,694,700)	(542,264)
Total	$–	$18,278,316

(1)	As at March 31, 2022, the Company received a loan of $217,470 (C$300,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and has been extended to December 31, 2023. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $72,490 (C$100,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date. As a result, the amount of $72,490 (C$100,000) which is expected to be forgiven was recognized as government subsidies by March 31, 2022. During the year ended March 31, 2023, the Company has excluded one CEBA loan from business separation at Princeton Education. As at March 31, 2023, the Company has outstanding CEBA loan balance of $177,336 (C$240,000) and only unforgiveness portion of $118,244 (C$160,000) was recorded as bank loan payable on the consolidated balance sheet.

(2)	In connection with the purchase of two office buildings at Moatfield at the cost of $69.4 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $44.3 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As at March 31, 2023, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call.

(3)	On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.69 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date. The Company is planning to repay this private mortgage early by the end of September 30, 2023 to put BOC mortgage (Note 10(2)) back to normal terms.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2023, the loan balance was $7,218 (C$9,769). The maturity date is February 1, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2023, a balance of $21,887 (C$29,750) was outstanding from this credit facility. (March 31, 2022: $12,005 (C$15,000)).

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets, intangible assets and business acquisition as a result of our business growth. Our capital expenditures amounted to approximately $62.7 million for fiscal 2023.

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, Toronto, for a total price of $68.7 million (C$93.3 million). The deal was closed on September 23, 2022, and the Company obtained a bank loans of $44.3 million (C$60 million) from Bank of China. The two office buildings are pledged as collateral to secure the loans, are guaranteed by the subsidiary with the ownership, and also guaranteed by the shareholder Ms. Fan Zhou personally and the Company.

Contractual Obligations

As of March 31, 2023, our contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$760,243	230,889	454,170	75,184	$–
MTM Animation acquisition	133,002	73,890	59,112	–	–
Repayment of other loan payables	1,279,075	511,630	767,445	–	–
Repayment of bank loans	47,694,700	47,694,700	–	–	–
Liabilities on assets held for sale	19,709,383	19,709,383	–	–	–
Total	$69,576,403	68,220,492	1,280,727	75,184	$–

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2023 and 2022, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions in which we have been a participant and in which the amount involved in the transactions is material to us or the related party.

The relationship of main related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Controlling shareholder of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
Kelly Xu	Operation manager and minority shareholder of Lowell
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool

(1)	Due from related party

As of March 31, 2023 and 2022, due from related party consists of the following:

	March 31,	March 31,
	2023	2022

Due from Langton	$–	$120,075
Due from minority interest shareholder (Lowell Academy)	–	120,723
Due from Kelly Xu (Lowell Academy)	191,595	167,520
Due from Jason Wang as minority interest shareholder (Princeton Education)	–	24,358
Total	$191,595	$432,676

The Company periodically provides working capital loans and joint investments in educational industry to support Langton’s operations when needed. Such advance was non-interest bearing and due on demand. Subsequent to the year ended March 31, 2022, Langton has fully repaid the outstanding balance back to the Company.

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy and Princeton Education, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As at March 31, 2023, the receivable balance from Lowell Academy one minority interest shareholder is fully settled by Ms. Zhou Fan’s shareholder advance.

As at March 31, 2023, Princeton is not a subsidiary of the Company and balance due from Jason Wang was fully settled by Ms. Zhou Fan’s shareholder advance.

(2)	Due to related parties

	March 31,	March 31,
Name	2023	2022

Ms. Fan Zhou (a)	$4,165,912	$7,149,165
Minority interest shareholder at MTM Animation (b)	–	67,488
Rusheng Wu	–	2,368
Total	$4,165,912	$7,219,022

(a)	The balance represented unsecured, due on demand and interest free borrowings between the Company and the controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed.
(b)	Per purchase agreement, the original shareholder of MTM Animation has right to withdraw their original shareholder advance subsequent to the Closing date. The balance is unsecured, due on demand and interest free. As at March 31, 2023 and 2022, the minority shareholder has withdrawn most of shareholder advance balance from MTM Animation and has an outstanding balance of $62,799 (included accounts payable as at March 31, 2023) and $67,488 respectively.
(c)	Refer to Note 4 of the consolidated financial statements for the year ended March 31, 2023.

Related Party Transactions

The Audit Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

Future Development

Subsequent to the year ended March 31, 2023, we continued to optimize and acquire assets in the education and related business. Below are some major activities:

Shares issued in exchange of Series B Warrants

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) of Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 1,000,000 common shares, no par value, of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

Shares issued in connection with conversion of convertible note

Pursuant to the Amended and Restated Securities Purchase Agreement, in June 2023, the Holder elected to convert total of aggregated principal of $400,000 with aggregated interest of $38,809 to total 1,326,537 common shares of the Company.

Shares issued for services

On June 5, 2023, the Company issued total of 115,000 common shares of the Company to settle certain liabilities. On June 12, 2023, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 4,546,233 common shares of the Company to certain employees of the Company as the ward for the services.

Termination of lease of MTM

On May 1, 2023, the Company entered an agreement to early terminate the lease agreement on MTM’s premise on July 31, 2023. MTM agreed to pay $140,336 (C$189,926) termination penalty and the regular month rent from May 2023 to July 2023. From July 31, 2023, MTM moved to 95 Moatfield for its future operation.

Disposition of asset

On June 22, 2023, the Company sold its property located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD3.3 million.

In July 2023, the Company entered the purchase agreements with two unrelated parties to sell its properties located at 200 and 260 Town Centre, Markham (the “Town Centre Buildings”) for cash of $18.7 (C$25.3 million). The Town Centre Buildings were acquired by the Company in April 2021 under its subsidiaries Animation Group and NeoCanaan Investment respectively and carried mortgage in the aggregate amount of $11.2 million (C$15.2 million) and a private mortgage of $3.0 million (C$4 million). The deals are estimated to be closed on August 31, 2023.

Nasdaq letter

On June 14, 2023, the Company received a letter from the Nasdaq Listing Qualifications Department Staff (the “Staff’) of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, based upon the closing bid price for the last 31 consecutive business days, the Company no longer meets this requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires an issuer to maintain a minimum closing bid price of $1 per share (the “Minimum Bid Price Rule”). In accordance with the Nasdaq Listing Rules, the Company was provided with a 180-day compliance period to regain compliance with the Minimum Bid Price Rule, through December 11, 2023. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq Staff will provide us written confirmation of compliance and the matter will be closed. The notice has no immediate impact on the listing or trading of our securities on Nasdaq. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the Minimum Bid Price Rule under the Nasdaq Listing Rules.

Lien from construction contractors

In May 2023, the lien of $1.1 million (C$1.5 million) was registered on 95/105 Moatfield by the general contractor on its parking lot project assumed from the seller of the properties on September 23, 2022. Among the amount, approximately $0.7 million (C$0.9 million) has been settled between the Company and one subcontractor in March 2023. The remaining balance of $0.4 million (C$0.6 million) was accrued as contingency liabilities as at March 31, 2023. The Company believes that all liabilities related to this project shall be responsible by the seller and amount shall be credited on the purchase price, thus, the Company has filed a lawsuit against the seller and the general contractor and the subcontractor to reimburse all excess payments subsequent to the purchase date on this project and remove the lien registration.

Shareholder advance withdrawal

An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.8 million, $0.8 million and $2.96 million to the Company. To support the installments required and also the final balance at closing for 95-105 Moatfield purchase, Ms. Zhou, borrowed approximately $4.5 million from third-party private lenders (the “Third Party Lenders”) and lent it to us as non-interest shareholder loan. The Third-Party Lender’s loans were secured by our real estate properties at 41 Metropolitan (the “Collateral”). Ms. Zhou also paid the deposit of $665,010 on a land purchase on behalf of the Company from Bethune Great Health Investment Management Inc. on June 23, 2023 (“Bethune Advance Deposit”). The Bethune Advance Deposit will have a term of one year, be non-interest bearing, and grants us an option to extend the due date. From April 1, 2022 to March 31, 2023, we repaid Ms. Zhou $13.0 million leaving a balance of $4.1 million as of March 31, 2023. Also the security interest in the Collateral was released when 41 Metropolitan Rd property was sold in June 2023, where approximately $4.5 million from net proceeds of sale of Collateral was released to the Third-Party Lenders as repayment of Ms. Zhou’s advances to the Company and to pay down the Bethune Advance Deposit and interests charged by Third Party Lenders. As of the date of this Report, all loans and advances by Ms. Fan Zhou to the Company have been substantially repaid.

Land purchase

On June 23, 2023, the Company entered a purchase agreement with a related party Bethune Great Health Investment Management Inc. (“Bethune”) to purchase a land for $1.3 million (C$ 1.7 million). Ms. Fan Zhou has no ownership in Bethune but acts as one of its directors. The Company made a deposit of $665,010 (C$900,000) to the seller when agreement was signed, and the remaining balance of $597,031 (C$808,000) will be paid on September 30, 2023 when the ownership of the land is transferred per the agreement.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2022. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, "Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions," which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Fan Zhou(2)	58	Chief Executive Officer, Chairman of the Board of Directors
Dr. Simon Tang (1)(3)(4)(5)	64	Vice-Chairman of the Board of Directors

Honorable Peter M. Milliken(1)(3)(4)(5)	75	Director
William Chai(1)(3)(4)(5)	69	Director
Michael Viotto(1	72	Director
Katy Liu	61	Chief Financial Officer

__________________

(1) Indicates independent director.

(2) Fan Zhou, our founder and majority shareholder, was our Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a director from August 20, 2013 and as executive director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and re-elected as a director. On December 14, 2022, Ms. Zhou was re-appointed as our Chief Executive Officer. On June 6, 2023, the Board appointed Ms. Zhou as the Chairman of the Board.

(3) Audit Committee member.

(4) Nominating and Corporate Governance Committee member.

(5) Compensation Committee member.

Biographical Information

Fan Zhou, Chief Executive Officer, Chairman of the Board of Directors, Principal Shareholder, Director, and Executive Director

Fan Zhou is our Chief Executive Officer, founder and majority shareholder. Ms. Zhou was the Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a Director from August 20, 2013 and as Executive Director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and re-elected as a Director. On December 14, 2022, Ms. Zhou was re-appointed as Chief Executive Officer, and was appointed as Chairman of our Board of Directors on June 6, 2023. Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the Director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 and 2004, she served as the Director of the China Branch of Xintra in Guangzhou, China, and later the Chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the Director for the International Financial Management Association, South China Chapter and the Chair and Chief Executive Officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the Marketing Director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the Director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the Executive Chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China.

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

William Chai, Director

On November 22, 2022, the Board elected Mr. William Chai as a member of the Board, and as a member and Chairman of the Audit Committee, a member of the Nominating and Corporate Governance Committee, and a member of the Compensation Committee of the Board. Mr. Chai has over 35 years’ experience in business investment, venture capital investment, fund management, and fundraising. For the past five years, Mr. Chai has served as one of the founding partners of Global Call to Acton Against Poverty, a nonprofit organization and global network, which works with the United Nations and World Health Organization to support people in their struggles for justice and against poverty and inequality. Mr. Chai is also a senior advisor at Global Innovation Centre, a global think tank. He is a director at Alpha Ring International Ltd., a company headquartered in California that provides software, industrial engineering, and green energy optics. Mr. Chai earned his Bachelor of Science in Electrical Engineering from National Cheng Kung University in Taiwan, a Master of Science in Systems Engineering from Arizona State University, a EMBA degree in Business Administration from National Chengchi University in Taiwan, and an honorary doctorate degree in Management from the International Academy of Public Welfare Corporation.

Michael Viotto, Director

Mr. Viotto serves as Financial Consultant to Prime King Investment Limited (Hong Kong) as of January 1, 2023, to Present. Duties include research, product development, business strategy and advisory services. Mr. Viotto was appointed as an independent director to the board of directors for Golden Heaven Group Holdings LTD. (NASDAQ: GDHG) on July 28, 2022, to Present. He serves as Chairman to the Compensation Committee and Member to Nominating and Audit Committees. Mr. Viotto served as a and the Company Chief Financial Officer to Fuse Group Holding Inc. (OTCMKTS FUST) from August 16, 2017, to November 30, 2022. Mr. Viotto was appointed as an independent director to the board of directors for Sentage Holdings Inc. (NASDAQ: SNTG) on July 09, 2021, to Present. He serves as Chairman to the Compensation Committee and Member to Nominating and Audit Committees. Mr. Viotto has served as an independent director, Chairman of Compensation Committee and a member of Audit Committee and Corporate Governance and Nominating Committee of the Board of Directors to China Eco-Materials Group Co. Limited from January 20, 2020, to May 3, 2022. Mr. Viotto has served as an Independent Director and Chairman of the Compensation Committee of the Board of Dunxin Financial Holding LTD. (NYSE AMERICAN: DXF) from December 2017 to April 2021. Mr. Viotto served as Non-Executive Independent Director, Chairman of the Nomination and Remuneration Committee and Member of the Audit Committee of Future World Financial Holdings, Inc. (Hong Kong Stock Exchange: 0572) from September 2016 to January 2017. Mr. Viotto serves as President of MJV Consulting from October 2014 to Present. From May 2013 to January 2017, Mr. Viotto served as a member of the Board of Directors to Nova Lifestyle, Inc. (NASDAQ: NVFY) and as Chairman of its Nominating and Corporate Governance Committee, and as a member of the Compensation and Audit Committees. From May 2009 to September 2014, Mr. Viotto was the President of MJV Financial Inc. and was appointed as exclusive agent for Coface North America, an internationally recognized leader in the Trade Finance Industry. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University in Pomona, California in 1985. Mr. Viotto is selected to serve as a qualified member to the Board due to his extensive experience in the finance industry, including business development, risk assessment and management.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Director Independence

We have four directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following director are “independent” as such directors do not have a direct or indirect material relationship with our company: Dr. Simon Tang, William Chai, Honorable Peter M. Milliken and Michael Vitto.

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

Amended and Restated 2023 Restricted Stock Plan

On May 16, 2023, our Board approved the Amended and Restated 2023 Restricted Stock Plan (the “2023 Plan”) which was previously approved by the Board on May 9, 2023. The purpose of the 2023 Plan is to advance our interests and our shareholders by providing a means to attract, retain, and motivate our service providers and of our subsidiaries and affiliates upon whose judgment, initiative and efforts our continued success, growth and development of the Company are dependent. The Plan shall be administered by our Compensation Committee, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan. The total number of shares reserved under the Plan is five million (5,000,000).

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

Summary Compensation Table

We set out below certain disclosure on compensation paid to our executives on an aggregate basis for the year ended March 31, 2023, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$206,292
Bonuses	–
Additional benefit payments
Total cash compensation	$206,292

Executive Compensation Agreements

Ms. Fan Zhou, CEO and Chairman of the Board

The employment agreement with Fan Zhou, our Chief Executive Officer, effective December 14, 2022, entitles Ms. Fan Zhou to an annual base salary of $75,301. For year ended March 31, 2023, Ms. Zhou has been paid for $15,887 as the salary. The employment agreement does not contain a term length as employment is at-will by and in favor of the employer and requires that Ms. Zhou provide two weeks’ notice in the event she resigns. The employment agreement also contains non-solicitation, confidentiality, and non-compete terms and provisions.

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

Stock Option Plans and Stock Options

Restricted Stock Plan

On May 16, 2023, our board of directors approved our Amended and Restated 2023 Restricted Stock Plan (the “2023 Plan”) which was previously approved by the Board on May 9, 2023. The 2023 Plan allows for the award of stock, up to 5,000,000 common shares, to officers, directors, employees, and consultants. As of the date of this report, our board granted to an aggregate of 4,546,233 common shares to our employees under the 2023 Plan.

Director Compensation for Fiscal 2023

In fiscal 2023, we paid a total fee of $55,225 to four of our directors in that fiscal year for their services.

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

C. Board Practices

Board of Directors

We have 5 directors, four of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Currently, our board of directors assesses potential director candidates for required skills, expertise, independence and other factors, we intend to let Nominating Committee take responsibility for this action.

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

D. Employees

As of the date of this report, we had approximately 30 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Full-Time Employees
Management	6
Finance	4
Information Technology	2
Marketing and Publicity	6
Human Resources	1
Academy	8
Education Services	3
Total	30

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

Options, Warrants and Other Convertible Securities

None of our officers and directors hold any stock options, exercisable into common shares of the Company. Our officers and directors do not hold any other securities convertible into our common shares as at March 31, 2023. On June 12, 2023, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 4,546,233 common shares of the Company to certain employees and consultants of the Company as the award for the services.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of August 11, 2023 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 48,729,667 common shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is 200 Town Centre Boulevard, Markham Ontario.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Officers and Directors:
Dr. Simon Tang		–
Honorable Peter M. Milliken	–	–
Michael Viotto	–	–
William Chai	–	–
Fan Zhou (1)	22,750,000	46.7%
Katy Liu	–	–
All directors and executive officers as a group (six persons)	22,750,000	46.7%

5% Stockholders:
3888 Investment Group Limited(1)	22,750,000	46.7%
Monolith IT Solutions Inc. (2)	3,885,000	8.0%
5% Stockholders as a group (three persons):	26,635,000	54.7%

(1) Fan Zhou is the sole owner of 3888 Investment Group Limited, which is the record owner of 22,750,000 Common Shares. Consequently, Ms. Zhou may be deemed the beneficial owner of Common Shares held by 3888 Investment Group Limited.

(2) Ying Wang and Yamin Han each beneficially own 50% of Monolith IT Solutions, Inc., which is the record owner of 3,885,000 Common Shares, and may be deemed to beneficially own such Common Shares held directly by Monolith IT Solutions Inc.

Transfer Agent

The transfer agent and registrar for our Common Shares is Issuer Direct Corporation, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

B. Related Party Transactions

Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. As of March 31, 2023 and 2022, the balance due to Ms. Zhou amounted to $4,165,912 and $7,149,165, respectively.

An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.8 million, $0.8 million and $2.96 million to the Company. To support the installments required and also the final balance at closing for 95-105 Moatfield purchase, Ms. Zhou, borrowed approximately $4.5 million from third-party private lenders (the “Third Party Lenders”) and lent it to us as non-interest shareholder loan. The Third-Party Lender’s loans were secured by our real estate properties at 41 Metropolitan (the “Collateral”). Ms. Zhou also paid the deposit of $665,010 on a land purchase on behalf of the Company from Bethune Great Health Investment Management Inc. on June 23, 2023 (“Bethune Advance Deposit”). The Bethune Advance Deposit will have a term of one year, be non-interest bearing, and grants us an option to extend the due date. From April 1, 2022 to March 31, 2023, we repaid Ms. Zhou $13.0 million leaving a balance of $4.1 million as of March 31, 2023. Also the security interest in the Collateral was released when 41 Metropolitan Rd property was sold in June 2023, where approximately $4.5 million from net proceeds of sale of Collateral was released to the Third-Party Lenders as repayment of Ms. Zhou’s advances to the Company and to pay down the Bethune Advance Deposit and interests charged by Third Party Lenders. As of the date of this Report, all loans and advances by Ms. Fan Zhou to the Company have been substantially repaid.

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

As of March 31, 2023, we have 39,250,000 Common Shares issued and outstanding, and no Preference Shares and total of 4,546,233 restricted common shares to employees and consultants of the Company and 115,000 restricted common shares to a debtor have been issued subsequently to March 31, 2023. As at March 31, 2023 and 2022, no options were outstanding respectively. As at March 31, 2023, the Company had a convertible note which is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of (i) $4.00, and (ii) the greater of (x) the Floor Price ($0.22 per share) then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. In connection with this convertible note, the Company had granted Series A Warrant with right to purchase 1,279,357 common shares and Series B Warrant with rights to purchase 1,944,445 common shares.

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

E. Taxation

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are generally applicable to a U.S. Holder, as defined below, with respect to shares that a U.S. Holder acquires. This summary assumes that the shares are held as a “capital asset” (generally, property held for investment), within the meaning of Section 1221 the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder ( “Treasury Regulations”), pertinent judicial decisions, published and interpretive rulings of the U.S. Internal Revenue Service (the “IRS”). Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations (including private foundations) or pension funds, (v) are governments or agencies or instrumentalities thereof, (vi) are U.S. expatriates, (vii) elect to mark their securities to market, (viii) hold the shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company; (xii) are grantor trusts; or (xiii) are persons holding shares of the Company in connection with a trade or business, permanent establishment, or fixed base outside the United States.

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

If a pass-through entity, including an S corporation, a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding common shares is urged to consult its own tax advisor.

Distributions on the Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of any distribution paid by us will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income, or as “qualified dividend income” (as discussed below), on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because we do not intend to calculate our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends.

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

J. Annual Report to Security Holders.

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

As of March 31, 2023, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2023 for the most important currency pairs such as USD/CAD.

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

Other Risks

See our audited consolidated financial statements as of March 31, 2023 and 2022, and the Risk Factors section of this Form 20-F for a fuller quantitative and qualitative discussion on the credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

We have used some of the net proceeds of this offering as follows:

•	Approximately $1.0 million on PPP projects.
•	Approximately $2.0 million on MTM course development and program partnerships with other universities
•	Approximately $4.0 million at the vocational education level, including training equipment purchases, renovations of facilities, and promotions and professional trainer recruitments.
•	Approximately $2.0 million on global market development and distribution channel establishments.
•	Approximately $0.73 million for staff development.
•	Approximately $2.0 million for working capital.
•	$500,000 to be held in escrow for 18 months from the closing of the offering to cover potential indemnification claims by the Underwriters.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of March 31, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

•	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;
•	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews; control quality evaluations, backup restoration tests and centralized anti-virus detection, which may result in failure to accurately collect operational data to prepare the financial statements;
•	Lack of control or appropriate process in the retention of supporting documents which may has significantly delayed the progress and incurred additional costs of the audit;
•	There was limited segregation of duties in authorizing banking transactions which may result in misstatement of financial reporting or fraudulent activities since no controls in place to prevent and/or detect such incidents;
•	Lack of adequate controls for the overall accounting function and oversight of financial reporting which resulted in audit adjustments provided by the Company’s independent auditors;
•	Lack of timely and reliable communication channel among different departments to ensure all relevant parties are fully aware of all transactions that the Company has entered into;
•	Lack of proper internal review procedures on accounting on special and complex transactions such as IPO and acquisitions of new companies which may result in adjusted and unadjusted differences;
•	Lack of timely filing and remittance for income taxes and sales taxes which may have resulted in additional penalty and interest charges;
•	The absence of a formal budgeting process in the Company has led to challenges in cash management, especially when it faces significant amount of liabilities to settle;
•	Material weakness in corporate governance.

Remediation

During and subsequent to the year ended March 31, 2023, Management has worked to improve the Company’s internal controls. Our management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

•	Establish formal internal control policies and procedures. Implement an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. Provide continuous U.S. GAAP knowledge training to relevant employees to ensure the procedures and policies are properly followed;
•	Enhance our remediation effort by continuing the effort to seek and hire personnel with strong SEC Reporting, SOX and internal control backgrounds;
•	Implement new applications and systems that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;
•	Set up a clear and appropriate process/internal controls with responsible individuals, to keep support documents of its accounting records for at least six years in compliance with requirement of Canada Revenue Agency and electronic copies of the documents should be made and saved in the Company’s database in an organized manner which can be easily located when needed;
•	Set up appropriate information and communication process within the group, to ensure group management team, especially CEO and CFO, are fully aware of the status of all material transactions. On a timely basis, the CFO, or someone delegated by the CFO, shall collect all significant contracts and relevant amendments, other supporting documents, and determine the appropriate accounting treatment and journal entries. A periodically review of all entities accounting records; bank reconciliation of all bank accounts shall be performed by the CFO and head office.

•	Set up robust internal controls on initiating, processing, recording and reporting of material transactions between the Company and the controlling shareholder. Reconcile the shareholder loan transactions between the Company’s accounting records and legal documents signed. Audit committee shall perform quarterly review on such transactions and reconciliation s to ensure consistency.
•	Implement a robust budgeting and cash management system to ensure that the Company has sufficient resources available when needed, as well as to address its liabilities effectively and maintain financial stability.
•	Update the corporate governance framework to align with US security regulations and disclosure rules. It is essential to conduct Board meetings to obtain approval for all material transactions. The board should periodically review the Company’s related party balances with the controlling shareholder to ensure accuracy and completeness. The Board should regularly discuss with the Company’s US security lawyer to ensure all practices are in compliance with US security regulations. This will enhance transparency, compliance, and adherence to proper corporate governance practices within the Company.
•	Develop robust internal controls in authorizing bank transactions, segregation of duties and multiple-level approval matrix for various transactions. At least two signatures should be required for cheque-writing. Corporate governance framework shall be updated in accordance with US security regulations and disclosure rules. Transactions over certain threshold would require extra layer of approval, board meeting shall be conducted for the approval of all material transactions.
•	Set up a proper review process to ensure all the special and complex transactions are accounted for properly in accordance to US GAAP. If possible, engage external experts on financial reporting to review the Company’s financial statements on a periodic
•	Compile a schedule that details the filing and remittance deadlines for all applicable entities. The schedule will be periodically updated to ensure that the deadlines have been adhered to, to avoid interest and penalty charges.

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

D. Changes In Internal Control Over Financial Reporting

Management continues to focus on internal control over financial reporting. During the fiscal year ended March 31, 2023, the Company has completed certain reviews of our internal controls and will be implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training. The Company also plans to take other steps to strengthen our internal control over financial reporting, including training of the current accounting personal regarding U.S. GAAP and SEC reporting regulations; establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes, hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations, hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, the audit committee is composed of William Chai, Dr. Simon Tang and Peter Milliken with William Chai serving as chair. William Chai qualifies as an “audit committee financial expert” pursuant to Items 16A(b) and (c) of Form 20-F. Our Board of Directors has affirmatively determined that William Chai, Dr. Simon Tang and Peter Milliken each meet the definition of “independent director” for purposes of serving on the audit committee under the NASDAQ rules and the independence standards under Rule 10A-3 of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed MNP LLP, as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by MNP LLP for the fiscal year ended March 31, 2023 and 2022:

	Period Ended March 31,
	2023	2022
Audit Fees:	$184,725	$159,600
Audit Related Fees:
Tax Fees:	–	–
Total:	$184,725	$159,600

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE.

As a Ontario corporation listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Marketplace Rules as follows:

●	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Ontario, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

●

We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our By-Laws, as amended, and Articles of Incorporation, as amended, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

●	Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Ontario, does not require us to disclose third party director and nominee compensation.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In addition, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Visionary Education Technology Holdings Group Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Articles of Incorporation dated August 20, 2013
1.2*	Articles of Amendment dated March 25, 2021
3.3*	Articles of Amendment dated January 19, 2022
1.4*	By-Law No. 1 dated August 20, 2013
1.5*	By-Law No. 2 dated August 20, 2013
1.6*	Audit Committee Charter adopted February 15, 2022
1.7*	Compensation Committee Charter adopted February 15, 2022
1.8*	Corporate Governance and Nominating Committee Charter adopted February 15, 2022
2.1	Description of Securities
2.2*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-1) dated August 21, 2013
2.3*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-2) dated August 21, 2013
2.4*	Specimen Certificate evidencing Common Shares (999,900 Shares, No. Com-3) dated October 15, 2021
2.5*	Form of Exchange Agreement
2.6*	Amended and Restated 2023 Restricted Stock Plan
2.7*	Form of Restricted Stock Award
2.8*	Form of Senior Secured Convertible Promissory Note
2.9*	Form of Series A Warrant
2.10*	Form of Series B Warrant
4.1*	Investment Agreement by and between Conbridge College of Business and Technology dated March 1, 2021
4.2*	Agreement by and among Farvision Education Group Inc., Bai Ning, Xu Yan, and Canada Inc./Lowell Academy dated June 12, 2021
4.3*	Share Purchase Agreement by and between Max the Mutt Animation Inc. and Farvision Education Group Inc. dated December 19, 2021
4.4*	Asset Acquisition Agreement by and between Maple Toronto Art & Performance Academy and Ontario Inc. o/a Alathena International Academy Richmond Hill dated July 27, 2020
4.5*	Maple Toronto Art & Performance Academy Inc. Joint Venture Agreement by and between Farvision Education Group Inc. and Ontario Inc. dated July 15, 2020
4.6*	Merger and Acquisition Agreement by and among 123 Real Estate Development Ontario Ltd., Wang Xiao Feng, and PrideMax Construction Group Inc. dated February 25, 2019
4.7*	Merger and Acquisition Agreement by and among 123 Natural Food Ontario Ltd., China Youth (Canada) Langton Education Technology Co., and Toronto ESchool Inc., dated November 15, 2017
4.8*	Acquisition Agreement by and among Farvision Education Group Inc., Hassan Mirazi, and Toronto High School Inc., dated November 1, 2020
4.9*	Memorandum of Understanding by and between Halifax Language Institute of Canada and Farvision Education Group Inc. dated June 28, 2021
4.10*	Memorandum of Understanding by and between Farvision Education Group Inc. and University Canada West dated February 17, 2021
4.11*	Education Recruitment Agent Agreement by and between Canadian Business Skills College of Technology and Farvision Education Group dated May 20, 2021

4.11*	Recruitment Agreement by and between Niagara University and Farvision Education Group Inc. dated July 14, 2021
4.12*	Agreement by and between Trent International, Trent University and Farvision Global Development Inc. dated July 19, 2021
4.13*	Agreement for the Recruitment and Management of Education Agents by and between GEGM Enterprises Pty Ltd. trading as AgentBee and Farvision Education Group dated June 7, 2021
4.14*	Partnership Agreement by and between Farvision Education Group Ltd. and A&M Starlight, Education and Immigration Agency dated June 7, 2021
4.15*	Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated November 23, 2020
4.16*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated January 25, 2021
4.17*	Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated November 25, 2020
4.18*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated January 25, 2021
4.19*	Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated May 19, 2021
4.20*	First Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated July 23, 2021
4.21*	Second Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated August 6, 2021
4.22*	Third Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
4.23*	Credit Facility Letter by and among HSBC Bank Canada, as lender, Canada Animation Industry Group Inc., as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and NeoCanaan Investment Corporation, as guarantor, for the acquisition of 200 Town Centre Boulevard dated April 5, 2021
4.24*	Offer of Financing Letter by and among National Bank of Canada, as lender, 123 Natural Food Ontario Ltd., as borrower, and Fan Zhou, as guarantor, dated November 25, 2020
4.25*	Credit Facility Letter by and among HSBC Bank Canada, as lender, NeoCanaan Investment Corporation, as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and Canada Animation Industry Group Inc. for the acquisition of 260 Town Centre Boulevard dated April 5, 2021
4.26*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Thomas Traves dated November 1, 2021
4.27*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Katy Liu dated April 3, 2021
4.28*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Zaiyi Liao dated April 29, 2022
4.29*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Harley d’Entremont dated July 1, 2021
4.30*	Memorandum of Understanding by and between Farvision Education Group Inc. and Canadian Film and Television Institute dated May 12, 2021

4.31*	Loan Agreement by and between Visionary Education Technology Holdings Group Inc. and China Youth Langton (Canada) Education Technology Co. Ltd. dated March 31, 2021
4.32*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated May 18, 2021
4.33*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated March 31, 2021
4.34*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 31, 2021
4.35*	Loan Agreement by and between Fan Zhou and Visionary Education Services and Management Inc. dated November 5, 2021
4.36*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated March 31, 2021
4.37*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated February 28, 2022
4.38*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 9, 2022
4.39*	Form of Indemnification Agreement between Visionary Education Technology Holdings Group Inc. and the Indemnified Party
4.40*	Form of Indemnification Agreement between Fan Zhou and the Indemnified Party

4.41*	Fifth Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
4.42*	Loan Forgiveness Agreement by and between Fan Zhou and Visionary Education Technology Holdings Group Inc. dated as of April 4, 2022
4.43*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated April 4, 2022
4.44*	Ninth Amendment to Purchase Agreement executed as of August 23, 2022, by and between GTA Office DMM Inc. and 13995191 Canada Inc.
4.45*	Loan Agreement by and between Fan Zhou and Visionary Education Technology Holdings Group Inc. dated August 23, 2022
4.46*	Form of Amended and Restated Securities Purchase Agreement
4.47*	Form of Shareholder Pledge Agreement
4.48*	Form of Registration Rights Agreement
4.49*	Form of Security Agreement
4.50*	Form of Guaranty
4.51**	Related Party Lending Note with Fan Zhou
4.52**	Agreement of Purchase and Sale by and between Bethune Great Health Investment Management Inc. and Visionary Education Technology Holdings Group Inc. dated June 23, 2023
8.1**	List of Subsidiaries of the Registrant

11.1*	Code of Ethics
12.1**	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2**	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_________________

* Previously filed.

** Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: August 15, 2023	VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

/s/ Fan Zhou
Fan Zhou, Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Visionary Education Technology Holdings Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Visionary Education Technology Holdings Group Inc. (the Company) as of March 31, 2023 and 2022, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered loss from operations in the current year and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2021.

Vancouver, Canada

August 15, 2023.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	March 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$651,490	$741,868
Restricted cash – Current	500,000	–
Short-term investments	51,723	56,021
Accounts receivable, net	89,248	1,653
Prepaid and other receivable	525,429	179,647
Due from related parties	191,595	432,676
Loan receivable - current	–	131,036
Assets held for sale	20,335,836	–
Total current assets	22,345,321	1,542,901

Restricted cash – non-current	140,391	67,821
Property, plant and equipment, net	69,568,551	23,240,470
Right of use assets	690,932	958,477
Intangible assets, net	966,533	1,082,061
Acquisition deposits	760,000	7,364,241
Deferred tax assets	778,552	–
Goodwill	951,346	1,030,399
Deferred offering cost	–	940,214
TOTAL ASSETS	$96,201,626	$36,226,584

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,025,892	$278,544
Accrued liabilities	1,820,872	1,465,318
Other tax payable	932,402	1,435,045
Due to related parties	4,165,912	7,219,022
Deferred revenue	1,321,673	532,520
Lease liability - current	196,996	211,600
Liabilities related to assets held for sale	19,709,383	–
Bank loans - current	47,694,700	542,264
Other loan payable- current	467,976	–
Convertible notes	1,214,375	–
Derivative liability - current	378,132	–
Income tax payable	1,528,630	1,598,153
Total current liabilities	80,456,943	13,282,466

Deferred tax liabilities	225,060	243,762
Lease liability, non-current	493,936	746,877
Bank loans, non-current	–	18,278,316
Other loan payable, non-current	741,469	–
Derivative liability, non-current	1,565,570	–
TOTAL LIABILITIES	83,482,978	32,551,421

Commitments

EQUITY
Common shares, no par value, unlimited shares authorized, 39,250,000 and 35,000,000 issued and outstanding as of March 31, 2023 and March 31, 2022, respectively and additional paid-in capital	14,106,238	665,985
(Deficits) retained earnings	(886,765)	2,587,747
Accumulated other comprehensive (loss) income	(549,736)	185,179
Total shareholders’ equity attributable to the Company	12,669,737	3,438,911

Noncontrolling interest	48,911	236,252
Total shareholders’ equity	12,718,648	3,675,163

TOTAL LIABILITIES AND EQUITY	$96,201,626	$36,226,584

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2023	2022	2021

Revenue – rent	$7,090,140	$2,298,198	$674,898
Revenue – tuition	1,342,371	669,442	358,241
Revenue – construction	–	8,117	78,219
Revenue – sales of land	–	2,272,704	6,613,863
Total Revenues	8,432,511	5,248,461	7,725,221

Cost of revenue – rent	3,899,012	1,322,188	256,981
Cost of revenue – tuition	770,179	319,913	124,762
Cost of revenue – construction	–	4,663	19,529
Cost of revenue – sales of land	–	990,261	3,058,175
Total cost of revenues	4,669,191	2,637,025	3,459,447

Gross Profit	3,763,320	2,611,436	4,265,774

Operating expenses:
General and administrative expenses	1,227,424	437,278	132,224
Professional fees	968,435	350,636	211,517
Salaries	1,136,676	792,546	193,247
Total operating expenses	3,332,535	1,580,460	536,988

Income from operations	430,785	1,030,976	3,728,786

Other (expense) income
Interest expense	(2,955,008)	(906,398)	(141,690)
Accretion interest	(320,497)	–	–
Impairment loss	–	(379,165)	–
Government subsidies	109,723	490,171	84,657
Loss on warranties	(1,565,570)	–	–
Loss on convertible debenture valuation	(157,010)	–	–
Other income	23,605	20,709	245,019
Total other (expense) income, net	(4,864,757)	(774,683)	187,986

Income (loss) before income taxes	(4,433,972)	256,293	3,916,772
Provision for income taxes - current	64,768	(312,767)	(1,003,126)
Recovery for income taxes - deferred	797,096	–	–
Net (loss) income	(3,572,108)	(56,474)	2,913,646
Less: net loss (income) attributable to noncontrolling interest	97,596	66,223	(46,789)
Net (loss) income attributable to Visionary Education Technology Holdings Group	(3,474,512)	9,749	2,866,857

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(750,768)	26,333	164,684
Comprehensive (loss) income	(4,322,876)	(30,141)	3,078,330
Less: comprehensive loss (income) attributable to noncontrolling interest	113,451	61,774	(23,626)
Comprehensive (loss) income attributable to Visionary Education Technology Holdings Group	$(4,209,425)	$31,633	$3,054,704

Earnings (Loss) Per share
Basic and diluted	$(0.09)	$(0.00)	$0.08

Weighted Average Shares Outstanding*
Basic and diluted	38,689,560	35,000,000	35,000,000

*	Retroactively restated for effect of recapitalization

 The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE NUMBERS)

	Common Share		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive	Non- controlling
	Shares	Amount	Capital	(Deficit)	Income (Loss)	interest	Total

Balance at March 31, 2020	35,000,000	$–	$665,985	$(288,859)	$(24,552)	$(198,991)	$153,583

Net income for the year	–	–	–	2,866,857	–	46,789	2,913,646
Investment in subsidiary - Toronto ESchool	–	–	–	–	–	31,808	31,808
Capital contribution made by noncontrolling shareholders - Art Academy	–	–	–	–	–	(31,808)	(31,808)
Foreign currency translation gain (loss)	–	–	–	–	187,847	(23,163)	164,684
Balance at March 31, 2021	35,000,000	$–	$665,985	$2,577,998	$163,295	$(175,365)	$3,231,913

Net income for the year	–	–	–	9,749	–	(66,223)	(56,474)
Capital contribution made by noncontrolling shareholders - Conbridge	–	–	–	–	–	6,345	6,345
Capital contribution made by noncontrolling shareholders - Lowell	–	–	–	–	–	42,731	42,731
Capital contribution made by noncontrolling shareholders - Princeton	–	–	–	–	–	(1)	(1)
Capital contribution made by noncontrolling shareholders – MTM Animation	–	–	–	–	–	424,316	424,316
Foreign currency translation loss	–	–	–	–	21,884	4,449	26,333
Balance at March 31, 2022	35,000,000	$–	$665,985	$2,587,747	$185,179	$236,252	$3,675,163

Net loss for the year	–	–	–	(3,474,512)	–	(97,596)	(3,572,108)
Initial public offering, net of share issuance costs	4,250,000	–	13,440,253	–	–	–	13,440,253
Investment in subsidiary by additional 10% – MTM Animation	–	–	–	–	–	(73,890)	(73,890)
Foreign currency translation loss	–	–	–	–	(734,913)	(15,855)	(750,768)
Balance at March 31, 2023	39,250,000	$–	$14,106,238	$(886,765)	$(549,736)	$48,911	$12,718,648

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2023	2022	2021

Cash flows from operating activities:
Net (loss) income	$(3,572,108)	$(56,474)	$2,913,646
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,361,211	494,729	53,763
Gain recognized on government subsidy	–	22,883	(45,450)
Amortization on finance fee on bank loan	173,180	–	–
Amortization of intangible assets	33,285	–	–
Loss on warrants	1,565,570	–	–
Amortization on convertible notes valuation	157,010	–	–
Deferred income tax recovery	(797,096)	–	–
Accretion cost	320,497	–	–
Impairment loss on intangible assets and goodwill	–	379,165	–
Changes in operating assets and liabilities:
Accounts receivable	(89,812)	202,741	(174,982)
Accounts receivable from related party	113,504	167,550	(272,700)
Inventories	–	842,346	2,686,597
Prepayments and other current assets	(368,129)	(97,322)	(77,657)
Due from related party	99,334	2,114,745	(2,692,545)
Accounts payables	787,029	227,370	37,367
Accrued liabilities	50,206	854,071	114,453
Other tax payable	(401,894)	406,999	877,215
Deferred revenue	849,778	329,113	9,796
Taxes payable	54,354	473,607	1,010,214
Net cash provided by operating activities	335,919	6,361,523	4,439,717

Cash flows from investing activities:
Acquisition of business	–	(471,550)	(151,500)
Acquisition deposit	–	(17,016,884)	(2,378,418)
Purchase of property, plant and equipment	(62,701,573)
Purchase additional shares from NCI	(75,650)	–	(31,808)
Loan advance to related parties	–	425,770	(377,785)
Refund of land deposit	–	52,668	–
Short-term investment	–	(55,860)	–
Loan advance from (to) unrelated parties	123,864	(2,979)	(121,200)
Acquisition deposits	(760,000)	(7,215,396)	–
Net cash used in investing activities	(63,413,359)	(24,284,231)	(3,060,711)

Cash flows from financing activities:
Proceeds from bank loan	22,506	85,909	136,350
Proceeds from mortgage	45,390,000	12,768,000	6,060,000
Finance costs on mortgage	(445,665)	(49,928)	(30,300)
Proceed from private mortgage	6,808,500	–	–
Repayment of other loan	(231,820)	–	–
Proceed from issue of convertible notes	1,115,000	–	–
Proceeds from initial public offering, net of share issuance costs	14,380,467	–	–
Deferred offering costs	–	(451,049)	–
Repayment of mortgage principal	(721,261)	(469,921)	(2,565,470)
Proceeds (Repayment) of shareholder advance	(2,446,085)	5,652,248	(3,995,358)
Net cash provided by (used in) financing activities	63,871,642	17,535,259	(394,778)

Effect of exchange rate changes on cash	(312,010)	6,522	96,528
Net increase (decrease) in cash	482,192	(380,927)	1,080,756
Cash and restricted cash, beginning of the year	809,689	1,190,616	109,860
Cash and restricted cash, end of the year	$1,291,881	$809,689	$1,190,616
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$28,753	$–	$–
Cash paid for interest	$2,538,486	$906,398	$117,708

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”), formerly known as 123 Natural Food Ontario Ltd., is a company limited by shares incorporated under the Business Corporation Act of Ontario, Canada on August 20, 2013. The Company, through its subsidiaries, is primarily engaged in education related businesses, which includes high school education programs, real estate development, animation education, vocational education, online education and other education-related consulting services. On May 19, 2022, the Company closed its initial public offering (“IPO”) of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million.(Note 15) In connection with the offering, the Company’s common shares began trading on the NASDAQ under the symbol “VEDU.” Ms. Fan Zhou is the controlling shareholder (the “Controlling Shareholder”) of the Company by holding 100% of the equity interests of 3888 Investment Group Limited, which owns a 46.7% equity interest of Visionary Group.

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

The Company has subsidiaries in Canada. Details of the Company and its subsidiaries as of March 31, 2023 are set out below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Education Technology Holdings Group Inc. (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Education Group Inc. (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	rental business
Farvision Digital Technology Group Inc. (“Farvision Digital”)	July 20, 2010	Scarborough, Ontario	100% by NeoCanaan Investment	Construction
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
9651837 Canada Inc. (“Lowell Academy”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	High school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022	Toronto, Ontario	80% by Farvision Education	Animation education
13995191 Canada Inc. (“13995191”)	April 28, 2022	Toronto, Ontario	100%	Rental business

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

The following entities were divested from the Company during the year ended March 31, 2023:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Princeton Career Education Group Inc. (“Princeton Education”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	Vocational education
Visionary Study Aboard & Immigration Services Inc. (“Visionary Immigration”)	June 12, 2021	Toronto, Ontario	100% by VESM	Immigration service
Farvision Human Resources Service Company Inc. (“Farvision HR”)	June 12, 2021	Toronto, Ontario	100% by VESM	Recruitment service

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

On August 20, 2013, Ms. Fan Zhou incorporated 123 Real Estate Development Ontario Ltd. as a sole shareholder in Richmond Hill, Ontario. On April 1, 2019, Ms. Fan Zhou transferred all the shares to Visionary Group. On May 28, 2021, 123 Real Estate Development Ontario Ltd. filed an article of amendment to change its name to Visionary Education Real Estate Group Inc. (“Visionary Real Estate”). On October 12, 2021 Visionary Real Estate filed amendment to change its name to Visionary Education Services & Management Inc. (“VESM”)

On February 25, 2019, VESM entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc. (“PrideMax Construction”), a company incorporated on July 20, 2010 in Scarborough, Ontario and had no active business since inception, from its original shareholder for $0.8 (C$1). The transaction was completed on April 1, 2019. On May 23, 2020, VESM transferred 100% of the equity interests in PrideMax Construction to NeoCannaan Investment Corporation. On June 16, 2021, PrideMax Construction filed an article of amendment to change its name to Farvision Development Group Inc (“Farvision Development”). On November 3, 2022, Farvison Development filed an article of amendment to change its name to Farvision Digital Technologies Group Inc. (“Farvision Digital”).

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

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

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

On April 1, 2021, Visionary Education Services and Management Inc. (“VESM”) entered into a share transfer agreement with Mr. Jason Wang, a related party, to transfer his 100% of the equity interests in Glorious Future Study Abroad Immigration Group Inc. (“Glorious Immigration”) and PrideMax International Human Resources Services Inc. (“PrideMax HR”) for $0.8 (C$1). The transaction was completed on June 12, 2021. On June 16, 2021, Glorious Immigration changed its name Visionary Study Aboard & Immigration Services Inc. (“Visionary Immigration”). On June 17, 2021, PrideMax HR changed its name to Farvision Human Resources Service Company Inc. (“Farvision HR”). On July 26, 2022, both Visionary Immigration and Farvision HR have been divested from the Group, and both Visionary Immigration and Farvision HR have been inactive since the acquisition by VESM.

On June 6, 2021, Farvision Education entered into a share transfer agreement with Mr. Jason Wang, a related party, to transfer his 70% of the equity interests in Princeton Career Education Group Inc. (“Princeton Career”) for $0.8 (C$1). The transaction was completed on June 12, 2021. The Princeton Career was divested from the Group on July 26, 2022.

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

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 7621531 Canada Inc., operating as Conbridge College of Business and Technology (“Conbridge College”), a private career college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College of Business and Technology for a total consideration of $63,616 (C$80,000). The transaction was closed on September 1, 2021.

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), a private vocational college registered with Ontario Ministry of Colleges and University, to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). The consideration included two components: i) a fixed or guaranteed purchase price of $1.7 million (C$2.1 million), and ii) post-closing performance-based payments aggregating up to $392,450 (C$500,000). The Company acquired 70% of equity interest of MTM Animation for a total consideration of $1,456,546 (C$1,820,000) on February 28, 2022. The remaining 30% of the purchased shares will be transferred over three years on the anniversary of the first three years after the closing. On February 28, 2022, the Company and the original shareholders of MTM Animation signed an amended agreement to transfer the remaining 30% of the purchased shares over three years by transferring 10% of the purchased shares each year after the Company making three payments of $80,030, $80,030, and $64,024 (C$100,000, C$100,000, and C$80,000) on February 28, 2023, February 28, 2024 and February 28, 2025, respectively. On June 24, 2022, additional 10% of the equity was purchased by the Company for $80,030 (C$100,000) and the Company has owned 80% of total equity of MTM Animation as at March 31, 2023.

On April 28, 2022, Ms. Fan Zhou incorporated 13995191 Canada Inc. and on May 20, 2022, the shares were transferred to the Company. As the result, 13995191 Canada Inc. becomes the wholly owned subsidiary of the Company. The purpose of incorporating 13995191 Canada Inc. is to hold the two office buildings at 95-105 Moatfield Drive, Toronto, pursuant to the purchase agreement signed on May 19, 2021. The purchase was closed on September 23, 2022.

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

On July 14, 2022, the Company entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company. Pursuant to the Contribution Agreement, the Company has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. On July 19, 2022, both parties agreed to amend the agreement to acquire the all the shares from two Griggs Shareholders for a total consideration of $50,000. As a result, the Company owned 100% of equity interest in Griggs China after the transaction. On August 1, 2022 due to no business activities in Griggs China, the Company sold its 100% of Griggs China to a third party at total consideration of $50,000. There was no impact to the Company’s financial position due to the short period that the Company held the ownership of Grigg China.

Going Concern

As reflected in the Company’s consolidated financial statements, the Company had cash balance of $651,490 as of March 31, 2023 ($741,868 as of March 31, 2022), and the Company’s total current liabilities exceeded its total current assets by approximately $58.1 million (March 31, 2022: $11.7 million). For the year ended March 31, 2023, the Company incurred a net loss of $3,572,108 (March 31, 2022 – net loss of $56,474; March 31, 2021 – net income of $2,913,646).

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional capital and the profits from its operations. In recognition of these circumstances, the Company currently plans to fund its operations and support its ongoing acquisition projects mainly through cash flow from its operations, disposing several real estate properties, renegotiating of bank borrowings, borrowing from the controlling shareholder, and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, there can be no assurance that it will be successful in its efforts to do so and that the terms will be favorable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Visionary Group and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Noncontrolling Interests

As of March 31, 2023, noncontrolling interests represent 30%, 20%, 30%, 20% and 20% noncontrolling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Lowell Academy, Conbridge College, and MTM Animation respectively. As of March 31, 2022, noncontrolling interests represent 30%, 20%, 30%, 30%, 20% and 30% noncontrolling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Princeton Education, Lowell Academy, Conbridge College, and MTM Animation respectively.

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the consolidated statements of income (loss) and comprehensive income (loss) as an allocation of the total income or loss between noncontrolling interest holders and the shareholders of the Company.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the use of going concern assumptions, valuation of other receivables, useful lives of property, plant and equipment and student list as intangible assets, the recoverability of intangible assets and goodwill, allocation of cost between building and land newly acquired, valuation of fair value of the derivative liabilities, revenue recognition, fair value of intangible assets at business acquisition, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less at the date of acquisition. The Company maintains all its bank accounts in Canada, which are insured by Canadian Deposit Insurance Corporation up to C$100,000 for eligible deposits. Bank balances in 13995291 and Toronto ESchool exceeded the insured limit of $611,251 (C$827,245) and $89,115 (C$120,605) as of March 31, 2023, respectively. No liquid investment with maturities of three months or less is held by the Company as at March 31, 2023 and 2022.

Restricted cash

The Company’s subsidiaries Conbridge College and MTM Animation are required to maintain a term deposit with a financial institution as collateral for an irrevocable standby letter of credit issued in favor of the Ministry of Training, Colleges and Universities under the Ontario Private Career Colleges Act 2005. As at March 31, 2023, the Company had term deposit of $11,084 and $129,307 respectively at these two subsidiaries as the required collateral which was classified as restricted cash – non-current in the consolidated balance sheet. (March 31, 2022 - $12,005 and $55,816 respectively). As at March 31, 2023 the Company also had $500,000 from the proceeds of the IPO into an escrow account pursuant to the indemnification provisions of the Underwriting Agreement. The escrow account will remain in place for a period of eighteen (18) months after the closing date of the Offering until November 19, 2023. The amount of deposit has been recorded current restricted cash as at March 31, 2023, and no current restricted cash balance as at March 31, 2022.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows for the years ended March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Cash	$651,490	$741,868
Restricted cash - current	500,000	–
Restricted cash – non-current	140,391	67,821
Total cash and restricted cash	$1,291,881	$809,689

Short-term investments

The Company’s short-term investments consist of mutual fund investments purchased from Canadian banks. These investments are carried at fair value at the date of the consolidated balance sheets and are redeemable at any time as working capital when needed. The Company has short-term investments of $51,723 and $56,021 as at March 31, 2023 and 2022.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income (loss) and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance for uncollectible balances were recorded for the years ended March 31, 2023, 2022 and 2021, respectively, as the Company considered all of balances is to be fully collected.

Prepayments and Other Receivables

Prepayments and other receivables primarily consist of advances to non-related suppliers for short term operation support, employee advances, and prepayments on property taxes and other expenses. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. No impairment was recorded as of March 31, 2023 and 2022, as the Company considered all of the prepayments to be fully realizable and the advances to be repaid.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income (loss) and other comprehensive income (loss) as other income or expenses.

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In testing the indefinite-lived intangibles assets for potential impairment, the Company applies either a qualitative test, or a quantitative test, in accordance with Accounting Standards Codification (“ASC 350”), Intangibles — Goodwill and Other. A qualitative approach may be applied when the Company concludes that it is not “more likely than not” that the fair value of the indefinite-lived intangible assets is less than their carrying value. A quantitative impairment test consists of comparing the fair value of the indefinite-lived intangible asset with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Significant judgment and estimates are applied when evaluating whether an intangible asset has an indefinite useful life and in testing for impairment. The Company recognized impairment of $nil and $280,098 on indefinite-lived intangible assets for year ended March 31, 2023 and 2022.

Definite-Lived Intangible Assets

The intangible assets with definite lives are stated at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the terms. The Company recognized intangible assets of student lists arising from acquisition of Lowell Academy and MTM Animation. These intangible assets are amortized over the term between 1- 4 years upon their graduation. As at March 31, 2023, the Company recognized intangible assets as student list of $nil and $107,567 from Lowell Academy and MTM Animation respectively (March 31, 2022: $nil and $140,853), and impairment loss of $nil and $nil from student list recognized at Lowell Academy and MTM Animation for the year ended March 31, 2023 (March 31, 2022: $10,404 and nil ). Intangible assets as student list from MTM Animation was amortized for $33,286 for year ended March 31. 2023 (March 31, 2022: $nil ).

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured. Goodwill is not amortized and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that indicate the fair value of goodwill could be below its carrying amount. The Company recognized impairment loss of $nil , $99,068 and $nil on goodwill for the year ended March 31, 2023, 2022 and 2021 respectively.

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

Fair Value of Financial Instruments

ASC 825, “Financial Instruments” requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
•	Level 3 - inputs to the valuation methodology are unobservable.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company determined that the conversion feature of its convertible notes and the Serie A and B warrants in connection with these convertible notes shall be classified as derivative liabilities. Company engaged an independent valuation firm to perform the valuation. The fair value of the conversion feature, Serie A and B warrants is calculated using the binomial tree model. These financial instruments are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of these financial instruments include the probability to convert, variability of conversion price due to future stock price and exchange rate, and expected timing of conversion, etc. (See Note 16).

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accounts receivable, accounts receivable – related party, due from related party, related parties loan receivable, loan receivable, other receivable (excluding tax receivable), short-term restricted cash, accounts payable, accrued liabilities, due to related parties, current portion of lease liabilities, loan portion of convertible notes and short-term bank loans approximate their carrying values because of the short-term nature of these instruments.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at March 31, 2023 and 2022 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

Assets Held for Sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; (2) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated; (4) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year; (5) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of sale. The Company assesses the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets and/or the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale, respectively, in the Company’s consolidated balance sheet as current assets and current liabilities.

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

Government Subsidies

Government subsidies represent cash subsidies received from the government of Canada to subsidize the wage expense under Canada Emergency Wage Subsidy (CEWS) program and rent expense under Canada Emergency Rent Subsidy (CERS) program for the business affected by COVID-19, as well as the forgivable portion of the loans provided under Canada Emergency Business Account (CEBA) program. The Company recognizes the government grant as other income when cash is received and the Company will comply with the relevant conditions with reasonable assurance. For the years ended March 31, 2023, 2022 and 2021, the Company received subsidy of $nil , $326,640 and $39,207 under CEWS program, $109,723,$163,530 and $nil under CERS grogram. As at March 31, 2023, the Company has outstanding loan balance of $177,336 under CEBA program, in which $59,112 is forgivable if the Company pays off the balance before December 31, 2023. The unforgivable portion of $118,224 (C$160,000) is recorded as current portion of bank loan payable balance in the consolidated balance sheet as of March 31, 2023. The unforgivable portion of $160,060 (C$200,000) is recorded as non-current portion of bank loan payable balance as of March 31, 2022, and the reduction of $32,012 (C$40,000) was divested with Princeton College.

Revenue Recognition

The Company follows ASC 606, “Revenue from Contracts with Customers,” which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

For the Company’s online education courses, tuition fee is generally collected in advance and is initially recorded as deferred revenue. When tuition is paid at registration, the student is given access to online courses. The student normally has six months to complete the online courses by watching online learning materials and passing the required online exams. The student has an option to extend the course learning period from six months to maximum of twelve months for an additional cost. After twelve months from the registration, the student will lose the access of registered course. No refund is available for tuitions. The tuition income is recognized over the period that the course is expected to be completed.

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

Revenue from rental

The Company rents several office buildings to several tenants and earns rental revenue. These lease agreements meet the criteria for recognition as leases under ASC 842, “Leases.” The Company commences recognizing rental revenue based on the date it makes the underlying asset available for use by the tenant. The Company accounts for rental revenue (lease component) and common area expense reimbursements (non-lease component) as one lease component under ASC 842. The Company also includes the non-components of its leases, such as the reimbursement of utilities, insurance, real estate taxes, and certain capital expenditures related to the maintenance of our properties, within this lease component. These amounts are included in Rental income on the Company’s Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

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

As of March 31, 2023 and 2022, other than accounts receivable, deferred financing costs, deposit from tenants and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by service or products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2023, 2022 and 2021 are disclosed in Note 19 of this consolidation financial statements.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2023, there were no dilutive impact on earnings per share due to loss positions, and no dilutive shares existed as at March 31, 2022 and 2021.

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	March 31, 2023	March 31, 2022	March 31, 2021
Year-end spot rate	C$1=US$ 0.7389	C$1=US$ 0.8003	C$1=US$ 0.7952
Average rate for the year	C$1=US$ 0.7565	C$1=US$ 0.7980	C$1=US$ 0.7575

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

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

During the first quarter of 2020, the emergence of the novel coronavirus (Covid-19) resulted in a sharp contraction of economic and commercial real estate activity across of the world. Commercial real estate markets recovered strongly in year 2021 and 2022. However, the pandemic has likely engendered structural changes to the utilization of office buildings which will have ongoing repercussions for our business. In addition, the second half of 2022 has been marked by significant macroeconomic challenges as central banks around the world have rapidly and sharply raised interest rates in efforts to reduce inflation, thereby significantly limiting credit availability. Less available and more expensive debt capital has pronounced effects on the mortgage cost and property sales.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. All other entities, ASU No. 2016-13 is effective for fiscal years beginning after Dec. 15, 2022. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, "Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions," which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – LOANS RECEIVABLE

As of March 31, 2023 and 2022, loan receivables consists of the following:

Name	March 31, 2023	March 31, 2022

Superinet Inc.	$–	$131,036

On June 2, 2020, the Company signed a loan agreement to provide a loan of $64,024 (C$80,000) to Superinet Inc., a third party. The loan has a term of 2 years with a fixed interest rate of 2% per annum. The repayments are scheduled as: repayment of the first-year interest at end of the first year, and repayment of the second-year interest plus the principal upon maturity. If any repayment is default, the repayment date could be extended upon mutual agreement and the interest rate will be increased to 4% per annum. On July 15, 2020, the Company entered a second loan agreement with Superinet Inc. for an additional amount of $64,024 (C$80,000). All other terms remained the same as the first loan above. The accrued interest income (March 31, 2022: $2,988) and the principal balances for the two loans to Superinet Inc. has been fully received during the year ended March 31, 2023.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	March 31,	March 31,
	2023	2022

Land	$13,334,843	$8,502,738
Building	57,147,087	15,334,220
Computer and software	329,932	354,166
Leasehold improvement	27,036	29,282
Equipment and furniture	71,111	192,583
Total	70,910,009	24,412,989
Less: Accumulated depreciation	(1,341,458)	(1,172,519)
Property, plant and equipment, net	$69,568,551	$23,240,470

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation expense was $1,361,211, $494,729 and $53,763 for the years ended March 31, 2023, 2022 and 2021 respectively, including the depreciation expenses related to assets held for sale was $306,934, $nil and $nil for the year ended March 31, 2023, 2022 and 2021 respectively.

In connection with the $5.5 million bank loan borrowed from the National Bank of Canada, the Company pledged its land and building under VEDU with net book value of approximately $4.3 million as the collateral to secure the loan. The property was disposed by the Company in June 2023 (see note 19) and was recognized as asset held for sale by the Company as at December 31, 2022 (see note 5). The properties are also used as a collateral for the Company’ controlling shareholder Ms. Fan Zhou’s personal loan of approximately $4.5 million, requested by the lender (Refer to Note 20).

In connection with the $11.2 million bank loan borrowed from the HSBC, the Company pledged its land and two office buildings under Animation Group and NeoCanaan Investment with net book value of approximately $16.3 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.0 million (C$4.0 million) as the Company’s financing activity during the year ended March 31, 2023. The two office buildings were listed in the market from January 1, 2023 for any potential buyer, and they were transferred to asset held for sale at their carrying value from December 31, 2022 (see note 5).

In connection with the $44.3 million bank loan borrowed from the Bank of China (Canada), the Company pledged its land and two office buildings purchased by 13995291 Canada Inc. on September 23, 2022, with the net book value of approximately $69.8 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.7 million (C$5.0 million) as the Company’s financing activity during the year ended March 31, 2023.

During the year ended March 31, 2022, Langton has transferred the ownership of three commercial properties to the Company as partial repayment on the outstanding balance due from Langton. The three units of commercial properties were transferred at their fair market value of $760,285 (C$950,000) in total.

There was an addition of $69,772,605 (C$94,427,670) and $19,238,192 (C$24,038,725) and $nil (C$nil ) on property, plant and equipment during the years ended March 31, 2023, 2022 and 2021 respectively, and approximately $1,783,037 depreciation and $30,448 appreciation and $1,702 appreciation on total original cost and accumulated depreciation respectively are due to depreciation of Canadian dollar relative to US dollars during the years ended March 31, 2023, 2022 and 2021. During the year ended March 31, 2023, land, building and equipment and furniture with net book value of $20,335,836 (C$27,521,771) was reclassified as assets held for sale (see note 5).

 No impairment was recorded for the years ended March 31, 2023, 2022 and 2021.

NOTE 5 – ASSETS/(LIABILITIES) HELD FOR SALE

Assets held for sale consisted of the following:

March 31,
2023

Land	$7,614,030
Building	13,684,878
Equipment	107,576
Total	21,406,484
Less: Accumulated depreciation	(1,070,648)
Property, plant and equipment held for sale, net	$20,335,836

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ASSETS/(LIABILITIES) HELD FOR SALE (continued)

During the year ended March 31, 2023, land, building and equipment and furniture with carrying value of $20,335,836 (C$27,521,771) was reclassified as assets held for sale from property, plant and equipment. (March 31, 2022: $nil ).

Liabilities held for sale consisted of the following:

March 31,
2023
National Bank of Canada (“National Bank”) (1)	$5,549,249
HSBC Bank (2)	11,219,392
Private mortgage (3)	$2,955,600
Less: unamortized financing cost	(14,858)
Total	$19,709,383

(1)

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

The loan was associated with assets held for sale and thus the remaining balance of $5,549,249 (C$7,492,648) was reclassified as current liabilities held for sale.

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

(2)	In connection with the purchase of two office buildings at a cost of $10.0 million (C$12.5 million) and $7.9 million (C$9.9 million), respectively, on April 15, 2021, two of the Company’s subsidiaries, Animation Group and NeoCanaan Investment, obtained bank loans of $7.2 million (C$9.0 million) and $5.5 million (C$7.0 million), respectively, from HSBC Bank. The loans have five-years terms with a fixed interest rate of 3.3% per annum, with equal monthly instalments ($35,290 and $27,448 respectively) of blended principal and interest over an amortization period of 25 years. Both bank loans are cross guaranteed by the two subsidiaries, and also guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s two subsidiaries holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.20. The bank has right to recall the loan if the Company does not meet the annual assessment and review.

The Company paid a $49,108 (C$62,566) negotiation fee and legal fee on both buildings upon acceptance of the loan agreement. The amount was recorded against the loan balance and amortized over the term two years.

The loan was associated with assets held for sale and thus the remaining balance of $11,219,392 (C$15,181,304) was reclassified as current liabilities held for sale.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ASSETS/(LIABILITIES) HELD FOR SALE (continued)

(3)	On July 13, 2022, the Company entered a private mortgage agreement with an unrelated party for a proceed of $2.96 million (C$4 million). The original loan term was 6 months from July 13, 2022 to January 13, 2023 (3 months closed and 3 months open) with a fixed interest rate of 13%, per annum. The loan was extended on January 13 to August 31, 2023 with a fixed interest rate of 15% per annum. The loan is guaranteed and secured by the two office buildings owned by Animation Group and NeoCanaan Investments jointly, and Ms. Fan Zhou personally.

NOTE 6 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	March 31,	March 31,
	2023	2022

At Toronto ESchool
High school registration and licenses, net acquisition cost	$218,728	$236,903
Deferred tax liability	31,246	33,843
	249,974	270,746
At Art Academy
High school registration and license, net acquisition cost	–	160,060
Impairment loss for year 2022	–	(160,060)
	–	–
At Conbridge College
Private College license, net acquisition cost	17,699	19,170
Brand name, net acquisition cost	–	22,408
Impairment loss for year 2022	–	(22,408)
	17,699	19,170
At Lowell Academy
Student list, net acquisition cost	–	10,404
Brand name, net acquisition cost	–	88,033
Impairment loss for year 2022	–	(98,437)
	–	–
At MTM Animation
Private College license, net acquisition cost	172,024	186,319
Brand name, net acquisition cost	429,301	464,974
Student list, net acquisition cost	97,535	140,852
	698,860	792,145

Intangible assets, net	$966,533	$1,082,061

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS, NET (continued)

In accordance with ASC 740 Income Tax for the asset acquired outside of a business combination and the tax basis of the asset differs from the amount paid, the Company recognized deferred tax liability of $31,246 (C$42,288) and $33,843 (C$42,288) arising from this transaction as at March 31, 2023 and 2022 respectively.

On July 27, 2020, Arts Academy entered into a license transfer agreement with 2549601 Ontario Inc. (o/a Alathena International Academy Richmond Hill”), a private high school registered with Ontario Ministry of Education. Pursuant to the agreement, Arts Academy acquired the private high school license for a consideration of $160,060 (C$200,000). The transaction was completed on September 1, 2020. The impairment loss of $nil and $160,060 was recognized for the years ended March 31, 2023 and 2022 respectively.

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College for a total consideration of $62,792 (C$80,000) on September 1, 2021. The Company recognized the private vocational college license and brand name as an intangible asset of $41,578 (C$51,953) based on the assessment of fair value at the purchase date. (See Note 8) The impairment loss of $22,408 was recorded based on the assessment of fair value as at March 31, 2022.

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Lowell Academy, a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $164,829 (C$210,000). The transaction was completed on June 12, 2021, and the Company recognized the private high school license as an intangible asset of $98,437 (C$123,000) based on the assessment of fair value at the purchase date. (See Note 8) The impairment loss of $98,437 was recorded based on the assessment of fair value as at March 31, 2022, and no impairment loss was recognized as at March 31, 2023.

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). Pursuant to the agreement, on the closing date, MTM Animation stockholders will transfer 70% of the purchased shares to the Company at a consideration of $1,456,546 (C$1,820,000). The transaction was completed on February 28, 2022, and the Company recognized the private college license, brand name, student list as an intangible asset of $792,145 (C$989,811) based on the assessment of fair value at the purchase date. (See Note 8) No impairment loss was recognized based on the assessment of fair value as at March 31, 2023 and 2022.

NOTE 7 – ACQUISITION DEPOSITS

	March 31,	March 31,
	2023	2022
Deposit on Toronto High School (a)	$–	$128,048
Deposit on building purchase – Moatfield Toronto (b)	–	7,236,193
Deposit on Olympic University license (d)	350,000	–
Deposit on property – New York (c)	410,000	–
Total acquisition deposits	$760,000	$7,364,241

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

(b) Office Buildings - Moatfield Property

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings in Toronto for a total price of $73.2 million (C$93.3 million). The Company made installments of 7.2 million (C$9 million) as at March 31, 2022. The acquisition of the properties was closed on September 23, 2022, and the deposit has been transferred to PPE.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACQUISITION DEPOSITS (continued)

(c) New York Property

On May 24, 2022, the Company entered a purchase agreement to purchase a property in New York for a total price of $4,100,000. The Company has agreed to pay a deposit of $410,000 at agreement signing. The closing date of the purchase has been deferred to September 25, 2023. The deposit is non-refundable. If the Company cannot raise enough funding to close the property, Ms. Zhou will refund the deposit amount to the Company.

(d) Olympic University license

On March 6, 2023, the Company entered a cooperation agreement with Asian Olympic Foundation Limited for future development projects. The Company made an installment of $350,000 for its license on future Olympic Universities as at March 31, 2023. Another $150,000 installment was made subsequent to year end date. The status of license application is not confirmed as at the reporting date, and the deposit amount is refundable.

NOTE 8 – BUSINESS ACQUISITIONS AND GOODWILL

	March 31,	March 31,
	2023	2022
Goodwill at Lowell Academy (a)	$–	$75,103
Impairment on goodwill at Lowell Academy (a)	–	(75,103)
Goodwill at Conbridge College (b)	–	24,250
Impairment on goodwill at Conbridge College (b)	–	(24,250)
Goodwill at MTM Animation	951,346	1,030,399
Total	$951,346	$1,030,399

(a)	Lowell Academy

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

Amounts

Intangible assets	$98,437
Working capital acquired	37,254
Noncontrolling interest	(42,731)
Goodwill	75,103

Total consideration	$168,063

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BUSINESS ACQUISITIONS AND GOODWILL (continued)

The Company recognized private high school license as an intangible asset of $88,033 (C$110,000) with an indefinite life and student list as an intangible asset of $10,404 (C$13,000) with a definite life term of 1-4 years based on the assessment of fair value at the purchase date. The goodwill of $75,103 (C$93,844) is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. During the year ended March 31, 2022, due to the Company is in the process of streamlining the business lines to focus on its core education sector, and as a result of the deterioration in economic conditions caused by the global COVID-19 pandemic and its negative impact on Lowell Academy as a high school for international students, the management determined that it was more likely than not that the fair value of Lowell Academy was lower than its carrying value after including goodwill. As at March 31, 2022, the management determined that the carrying amount of the goodwill in Lowell Academy has exceeds its fair value, therefore, the impairment loss of $75,103 was recorded.

(b)	Conbridge College

On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interest of Conbridge College for a total consideration of $73,628 (C$92,000) including the original purchase price of C$80,000 and additional consideration on the restricted cash of C$12,000 required by Ministry of College and Universities on August 1, 2021.

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

Amounts

Working capital acquired	$11,947
Furniture and equipment	2,198
Intangible assets	41,578
Noncontrolling interest	(6,345)
Goodwill	24,250

Total consideration	$73,628

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – BUSINESS ACQUISITIONS AND GOODWILL (continued)

(c)	MTM Animation

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of MTM Animation, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education has acquired 70% of the equity interest of MTM Animation for a total consideration of $1,456,546 (C$1,820,000) on February 28, 2022. As at March 31, 2023, Farvision Education purchased an additional 10% of the equity interest of MTM Animation and owns 80% of MTM Animation’s total equity interest.

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

Amounts
Working capital acquired	$896,848
Short-term investment	55,816
Furniture and equipment	74,184
Intangible assets	792,146
ROU assets	954,475
Lease liability	(954,475)
Deferred revenue	(290,973)
Deferred tax liabilities	(209,919)
Payable to minority interest holders	(467,638)
Noncontrolling interest	(424,316)
Goodwill	1,030,399

Total consideration	$1,456,546

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

During the period from the acquisition date February 28, 2022 to March 31, 2023, there was no event occurred or circumstances change that indicate the fair value of goodwill could be below its carrying amount. As at March 31, 2023 and 2022, no impairment loss was recognized due to management’s impairment assessment.

NOTE 9 – LEASES

The Company has two operating leases on vehicles for management, one operating leases on MTM Animation’s premise and one operating lease on MTM Animation’s printer. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

Supplemental balance sheet information related to operating leases was as follows:

	March 31, 2023	March 31, 2022
Right-of-use assets – vehicle leases	$5,131	$19,419
Right-of-use assets – premise lease	667,775	914,233
Right-of-use assets – equipment lease	18,026	24,825
Total Right-of-use assets, net	690,932	958,477
Operating lease liabilities – current	$196,996	$211,600
Operating lease liabilities – non-current	493,936	746,877
Total operating lease liabilities	$690,932	$958,477

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2023 and 2022:

Remaining lease term and discount rate:	March 31, 2023	March 31, 2022
Weighted average remaining lease term (years)	3.30	4.27
Weighted average discount rate	5.96%	5.92%

The following is a schedule of payments of lease liabilities as of March, 2023:

Year ending March 31,
2024	$230,890
2025	227,085
2026	227,085
2027	75,184
Total future minimum lease payments	760,244
Less: imputed interest	(69,312)
Total	$690,932

NOTE 10 – BANK LOANS

Bank loans consisted of the following:

	March 31,	March 31,
	2023	2022

Canada Emergency Business Account Program (“CEBA Loan”) (1)	$118,224	$160,060
National Bank of Canada (“National Bank”) – (see note 7)	–	6,190,292
HSBC Bank – (see note 7)	–	12,497,225
Bank of China (“BOC”) (2)	44,149,424	–
National Bank of Canada (“National Bank”) – (see note 7) Private mortgage at 95 Moatfield	3,694,500	–
TD Trust	7,218	9,728
RBC line of credit	21,982	12,405
Less: unamortized financing cost	(296,648)	(49,130)
	47,694,700	18,820,580
Less: current portion of bank loans	(47,694,700)	(542,264)
Total	$–	$18,278,316

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – BANK LOANS (continued)

(1)	As at March 31, 2022, the Company received a loan of $217,470 (C$300,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and has been extended to December 31, 2023. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $72,490 (C$100,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date. As a result, the amount of $72,490 (C$100,000) which is expected to be forgiven was recognized as government subsidies by March 31, 2022. During the year ended March 31, 2023, the Company has excluded one CEBA loan from business separation at Princeton Education. As at March 31, 2023, the Company has outstanding CEBA loan balance of $177,336 (C$240,000) and only unforgiveness portion of $118,244 (C$160,000) was recorded as bank loan payable on the consolidated balance sheet.

(2)	In connection with the purchase of two office buildings at Moatfield at the cost of $69.4 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $44.3 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As at March 31, 2023, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call.

(3)	On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.69 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date. The Company is planning to repay this private mortgage early by the end of September 30, 2023 to put BOC mortgage (Note 10(2)) back to normal terms.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2023, the loan balance was $7,218 (C$9,769). The maturity date is February 1, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2023, a balance of $21,887 (C$29,750) was outstanding from this credit facility. (March 31, 2022: $12,005 (C$15,000)).

NOTE 11 – OTHER LOAN PAYABLE

	March 31,	March 31,
	2023	2022

Thales Canada	$1,209,445	$–
Less: other loan payable - current	(467,976)	–
Total	$741,469	$–

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OTHER LOAN PAYABLE (continued)

In the connection with the purchase of two office buildings at 95/105 Moatfield, the Company assumed a loan with one tenant from the seller. The original loan term is 5 years from June 1, 2020 to September 1, 2025 at a fixed interest rate of 4.38%. The monthly payment of $43,650 (C$57,701) including both principal and interest portion is deducting from its monthly rent. As at September 23, 2022, the purchase date of the properties, the loan balance was $1,435,873 (C$1,943,257) and as at March 31, 2023, the loan balance was $1,209,445 (C$1,636,820).

Year ending March 31,
2024	$467,976
2025	488,892
2026	252,577
Total future minimum lease payments	1,209,445
Less: imputed interest	(69,629)
Total	$1,209,446

NOTE 12 – TAXES

(a)	Corporate Income Taxes

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended March 31,
	2023	2022

Income before tax	$(4,433,972)	$256,293
Statutory Canadian tax rate	26.5%	26.5%
Income tax based on statutory tax rate	(1,175,003)	67,918
Difference on tax rates	–	(14,084)
Change in estimate	(2,124)	(1,325)
Share issuance costs	(630,927)	–
Change in valuation allowance	359,554	158,915
Non-deductible expenses	586,636	98,693
Income tax (recovery) expense	$(861,864)	$312,767

The provision for income tax consists of the following:

	For the year ended March 31,
	2023	2022

Current income tax – Canada	$(64,768)	$312,767
Deferred income tax – Canada	(797,096)	–
Total income tax (recovery) expense	$(861,864)	$312,767

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. As of March 31, 2023 and 2022, the Company had deferred tax assets of $778,552 and $nil, and deferred tax liabilities of $225,060 and $230,627, respectively, which were mainly derived from the temporary difference from the intangible asset and other temporary differences.

The components of deferred tax assets as of March 31, 2023 and 2022 consist of the following:

	March 31, 2023	March 31, 2022

Deferred tax assets:
Loss carried forward to future years*	$1,928,466	$182,519
Property, plant and equipment	57,257	44,497
Deferred financing costs	619,125	3,428
Lease liability	183,097	253,996
Intangible assets	–	42,416
Valuation allowance	(573,354)	(250,313)
Total deferred tax assets	$2,214,591	$276,543

Deferred tax liabilities:
Intangible assets	$(225,060)	$(214,999)
Deferred financing costs	–	(50,574)
Property, plant and equipment	(1,252,942)	(736)
Right of use assets	(183,097)	(253,996)
Total deferred tax liabilities	$(1,661,099)	$(520,305)
Deferred tax assets	$778,552	–
Deferred tax liabilities, net	$(225,060)	$(243,762)

*	As of March 31, 2023, the Company has non-capital loss of $7,277,230, resulting of deferred tax asset of $1,928,466. The above non-capital loss will expire from March 31, 2040 to 2043, and the Company has provided a valuation allowance of $573,354 on the deferred tax assets. As of March 31, 2022, the Company has non-capital loss of $874,169, resulting of deferred tax asset of $182,519. The above non-capital loss will expire on March 31, 2040 and 2042, and the Company has provided a valuation allowance of $250,313 on the deferred tax assets.

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

The Company’s taxes payable consists of the following:

	March 31, 2023	March 31, 2022

Corporate income tax payable	$1,528,630	$1,598,153

As of March 31, 2023 and 2022, the Company had accrued income tax liabilities of approximately $1.5 million and $1.6 million respectively. According to Income Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $249,074 and $172,993 as at March 31, 2023 and 2022, respectively, for the estimated penalties and arrears interest.

As of March 31, 2023 and 2022, total of $95,267 and $165,552 interest and penalty recognized in the consolidated statements of income and comprehensive income.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(b) Other Taxes Payable

The Company’s taxes payable consists of the following:

	March 31, 2023	March, 2022

Other tax payable	$932,402	$1,435,045

As of March 31, 2023 and 2022, the Company had accrued other tax liabilities of approximately $0.9 million and $1.4 million, respectively, mostly related to the unpaid GST/HST. According to Excise Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $116,836 and $89,714 for the years ended March 31, 2023 and 2022, respectively, for the estimated penalties and arrears interest.

As of March 31, 2023 and 2022, total of $30,642 and $11,570 interest and penalty recognized in the consolidated statements of income and comprehensive income.

(c) Tax years that remain subject to Examination

The Company is subject to ongoing examination by tax authorities in the Canadian jurisdictions in which it operates. The Company has open tax years for Canada from 2017 to 2023, including both federal and provincial jurisdiction, as applicable. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest.

NOTE 13 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Controlling shareholder of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
Kelly Xu	Operation manager and minority shareholder of Lowell
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool

(1)	Due from related party

As of March 31, 2023 and 2022, due from related party consists of the following:

	March 31,	March 31,
	2023	2022

Due from Langton	$–	$120,075
Due from minority interest shareholder (Lowell Academy)	–	120,723
Due from Kelly Xu (Lowell Academy)	191,595	167,520
Due from Jason Wang as minority interest shareholder (Princeton Education)	–	24,358
Total	$191,595	$432,676

The Company periodically provides working capital loans and joint investments in educational industry to support Langton’s operations when needed. Such advance was non-interest bearing and due on demand. Subsequent to the year ended March 31, 2022, Langton has fully repaid the outstanding balance back to the Company.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy and Princeton Education, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As at March 31, 2023, the receivable balance from Lowell Academy one minority interest shareholder is fully settled by Ms. Zhou Fan’s shareholder advance.

As at March 31, 2023, Princeton is not a subsidiary of the Company and balance due from Jason Wang was fully settled by Ms. Zhou Fan’s shareholder advance.

(2) Due to related parties

	March 31,	March 31,
Name	2023	2022

Ms. Fan Zhou (a)	$4,165,912	$7,149,165
Minority interest shareholder at MTM Animation (b)	–	67,488
Rusheng Wu	–	2,368
Total	$4,165,912	$7,219,022

(a)	The balance represented unsecured, due on demand and interest free borrowings between the Company and the controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. Refer to Note 4 and Note 20.
(b)	Per purchase agreement, the original shareholder of MTM Animation has right to withdraw their original shareholder advance subsequent to the Closing date. The balance is unsecured, due on demand and interest free. As at March 31, 2023 and 2022, the minority shareholder has withdrawn most of shareholder advance balance from MTM Animation and has an outstanding balance of $62,799 (included accounts payable as at March 31, 2023) and $67,488 respectively.

NOTE 14 – CONVERTIBLE NOTE

On September 19, 2022, the Company entered into an Amended and Restated Securities Purchase Agreement (the “SPA”), with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”).

The Note is subject to an original issue discount of 10%, and is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of (i) $4.00, and (ii) the greater of (x) the Floor Price ($0.22 per share) then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. Pursuant to the original issue discount, the Purchaser paid $1,350,000 for the Note and related Warrants, less certain fees, and expenses payable by the Company. The Note may not be converted to the extent that the number of common shares owned by the Purchaser and its affiliates will exceed 4.99% of the issued and outstanding shares of the Company at the time of conversion.

The Note matures on September 19, 2023, or earlier under certain conditions set forth in the SPA. The Note accrues interest at the greater of (x) the sum of the prime rate plus four and a half percent (4.5%) per annum and (y) nine percent (9%) per annum, provided that, subject to certain conditions set forth in the SPA, the Company may elect to pay such interest in common shares. The Note ranks senior to all present and future Company indebtedness, subject to certain permitted senior indebtedness (including real estate mortgages). The Company has the right to redeem all, but not less than all, of the outstanding balance under the Note at a 20% premium to the greater of the balance of the Note and the number of common shares into which the Note can then be converted.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONVERTIBLE NOTE (continued)

The Company’s obligations under the Note, the SPA, the Warrants and other transaction documents are secured by (i) the grant of a first priority lien by the Company and its subsidiaries upon substantially all of the personal and real property of the Company and its subsidiaries pursuant to a security agreement between the Company, its subsidiaries and the Purchaser (the “Security Agreement”) and (ii) by a pledge of 3,620,378 shares held by our principal shareholder, director, and executive director, Fan Zhou (the “Pledge Agreement"). The Company’s obligations under the Note are also subject to a guaranty by the Company and its subsidiaries (the “Guaranty”).

Under the SPA, the Purchaser has customary preemptive rights to participate in any future financing by the Company and the Company agreed to certain restrictions on changes in its capital structure, including the Company’s agreement to certain restrictions on the issuance of additional equity securities so long as the Purchaser owns any Securities (as defined in the SPA), or to engage in any Dilutive Issuances (as defined in the Note) so long as the Note or any Warrants are outstanding.

The Series A Warrant grants the Purchaser the right to purchase 1,279,357 common shares at an exercise price of $4.00 per share until September 19, 2032. The Series B Warrant grants the Purchaser the right, from March 19, 2023 until September 19, 2032, to purchase 1,944,445 common shares at an exercise price equal to lower of (i) $3.60 and (ii) the greater of (x) the Floor Price (as defined in the Note) and (y) 75% of the lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading day period preceding the delivery of the exercise notice. The Warrants may not be exercised to the extent that the number of common shares owned by the Purchaser and its affiliates will exceed 4.99% of the issued and outstanding shares of the Company.

The Company determined that the conversion feature of it convertible loan and the Serie A and B warrants in connection with this convertible loan shall be classified as derivative liabilities. Company engaged an independent valuation firm to perform the valuation. The fair value of the conversion feature, Serie A and B warrants is calculated using the binomial tree model. These financial instruments are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of these financial instruments include the probability to convert, variability of conversion price due to future stock price and exchange rate, and expected timing of conversion, etc.

Loan portion of the convertible note

The Company recorded $893,878 (net of debt issuance costs) as the balance of the debt component and $443,208 as the embedded derivatives at the inception date on September 19, 2022 by assessing the fair value of both components, and recognized day 1 loss of $1,565,570. The loan is recorded as current loan payable with effective interest rate of 67.8%. For the year ended March 31, 2023, the Company recognized accretion interest expense of $320,497 and the interest payable balance of $92,579 included in accrued liabilities as at March 31, 2023.

Conversion feature of convertible note

The fair value of the conversion feature was assessed at $378,132 based on the binomial model assessed by the independent valuation firm as of March 31, 2023 (Inception date September 19, 2022: $443,208).

	September 19, 2022	March 31, 2023
Risk-free interest rate	4.01%	4.93%
Expected life	1 year	0.47 year
Discount rate	38.2026%	25.43%
Expected volatility	75%	92%
Expected dividend yield	–%	–%
Fair value	$443,208	$378,132

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONVERTIBLE NOTE (Continued)

Series A Warrants

The fair value of the Series A warrants was assessed at $516,014 based on the binomial model assessed by the independent valuation firm as of March 31, 2023 (Inception date September 19, 2022: $400,406).

	September 19, 2022	March 31, 2023
Risk-free interest rate	3.46%	3.46%
Expected life	10 years	9.48 years
Discount rate	–%	–%
Expected volatility	45%	53%
Expected dividend yield	–%	–%
Fair value	$400,406	$516,014

Series B Warrants

The fair value of the Series B warrants was assessed at $1,049,557 based on the binomial model assessed by the independent valuation firm as of March 31, 2023 (Inception date September 19, 2022: $913,928).

	September 19, 2022	March 31, 2023
Risk-free interest rate	3.46%	3.46%
Expected life	10 years	9.48 years
Discount rate	–%	–%
Expected volatility	45%	53%
Expected dividend yield	–%	–%
Fair value	$913,928	$1,049,557

NOTE 15 – EQUITY

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

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY (continued)

Initial Public Offering (“IPO”)

On May 19, 2022, the Company closed its IPO of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million. Pursuant to the terms and conditions of the Underwriting Agreement, the Underwriters may exercise an overallotment option to purchase all or any part of an additional 637,500 Common Shares at $4.00 per Common Share by July 5, 2022. As of the reporting date, no such option has been exercised. At the closing of the Offering, the Company deposited $500,000 from the proceeds of the Offering into an escrow account for the purpose of covering potential claims against the Underwriters, pursuant to the indemnification provisions of the Underwriting Agreement. The escrow account will remain in place for a period of eighteen (18) months after the closing date of the Offering. In connection with the Offering, the Company’s common shares began trading on the NASDAQ under the symbol “VEDU.”

As at March 31, 2023 and 2022, 39,250,000 and 35,000,000 common shares were outstanding, respectively, at no par value.

As at March 31, 2023 and 2022, no options were outstanding respectively. As at March 31, 2023, the Company had granted Series A Warrant with right to purchase 1,279,357 common shares and Series B Warrant with rights to purchase 1,944,445 common shares. (March 31, 2022: nil and nil). (See note 14).

NOTE 16 – EARNINGS PER SHARE

For the years ended March 31, 2022 and 2021, the Company has no stock options, warrants and other diluted items issued. For the year ended March 31, 2023, the Company has warrants outstanding (see note 14) and no diluted impact on earnings per share due to loss position as at March 31, 2023.

	For the years ended March 31,
	2023	2022	2021

Net (loss) income attributable to the Company	$(3,474,512)	$9,749	$2,866,857
Weighted average number of common shares outstanding – Basic and Diluted	38,689,560	35,000,000	35,000,000

Earnings per share – Basic and Diluted	$(0.09)	$0.00	$0.08

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at March 31, 2023 and 2022.

Per post-purchase agreement between the Company and MTM Animation original shareholder, a post-closing performance-based payments aggregating up to $362,450 (C$500,000) is subject to the financial performance of MTM Animation from the transaction closing date, February 28, 2022 to December 31, 2026, has been terminated under mutual agreement of both parties, and MTM Animation original shareholder determined to not participate in daily operation management.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued)

Contractual Commitments

As of March 31, 2023, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$760,243	$230,889	$454,170	$75,184	$–
MTM Animation acquisition	133,002	73,890	59,112	–	–
Repayment of other loan payable	1,279,075	511,630	767,445	–	–
Repayment of bank loans	47,694,700	47,694,700	–	–	–
Liabilities on assets held for sale	19,709,383	19,709,383	–	–	–
Total	$69,576,403	$68,220,492	$1,280,727	$75,184	$–

NOTE 18 – ECONOMIC DEPENDENCE

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended March 31, 2023, the Company has two significant customers in their rental segment and generated approximately 41% and 29% respectively of the Company’s total rental revenue. These two customers also represent approximately 31% and 24% of customer deposit as at March 31, 2023. During the year ended March 31, 2022, no customer generated more over 10% of gross revenue and accounts receivable or customer deposits. On July 31, 2023, one major customer which generated 29% of the Company total rental income in year 2023 has early terminated its lease agreement.

NOTE 19 – SEGMENT

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

The summary of key information by segments for the years ended March 31, 2023, 2022 and 2021 was as follows:

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2023
Revenue from external customers	$7,090,140	$1,342,371	$–	$–	$8,432,511
Revenue from inter segment	$23,956	$–	$–	$–	$23,956
Cost of revenue	$3,899,012	$770,179	$–	$–	$4,669,191
Gross profit	$3,191,128	$572,192	$–	$–	$3,763,320
Interest Expenses	$2,659,131	$37,351	$6,154	$159,792	$2,862,429
Depreciation & amortization	$1,341,355	$19,856	$–	$–	$1,361,211
Income tax recovery	$786,857	$70,514	$–	$4,493	$861,864
Capital expenditure	$17,311,573	$125,650	$–	$–	$17,437,223
Segment assets	$92,514,173	$3,637,457	$–	$49,996	$96,201,626
Segment profit (loss)	$(2,941,734)	$(452,205)	$(6,154)	$(172,015)	$(3,572,108)

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENT (continued)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2022
Revenue from external customers	$2,298,198	$669,442	$8,117	$2,272,704	$5,248,461
Revenue from inter segment	$136,977	$–	$–	$–	$136,977
Cost of revenue	$1,322,188	$319,913	$4,663	$990,261	$2,637,025
Gross profit	$976,010	$349,529	$3,454	$1,282,443	$2,611,436
Interest Expenses	$657,961	$17,554	$25,415	$205,468	$906,398
Depreciation & amortization	$494,729	$–	$–	$–	$494,729
Income tax expense	$(34,800)	$22,942	$1,323	$323,302	$312,767
Capital expenditure	$11,464,280	$591,326	$–	$–	$12,055,606
Segment assets	$24,296,502	$4,395,712	$186,005	$7,348,365	$36,226,584
Segment profit (loss)	$(338,321)	$(388,908)	$(20,945)	$691,700	$(56,474)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2021
Revenue from external customers	$674,898	$358,241	$78,219	$6,613,863	$7,725,221
Revenue from inter segment	$80,596	$–	$–	$–	$80,596
Cost of Revenue	$256,981	$124,762	$19,529	$3,058,175	$3,459,447
Gross profit	$417,917	$233,479	$58,690	$3,555,688	$4,265,774
Interest Expenses	$128,120	$410	$12,540	$620	$141,690
Depreciation & amortization	$53,763	$–	$–	$–	$53,763
Income tax expense	$56,422	$29,631	$64,476	$852,597	$1,003,126
Capital expenditure	$–	$2,511,731	$–	$49,995	$2,561,726
Segment assets	$6,601,394	$3,103,630	$557,264	$3,404,814	$13,667,102
Segment profit (loss)	$77,758	$8,843	$167,806	$2,659,239	$2,913,646

NOTE 20 – SUBSEQUENT EVENTS

Shares issued in exchange of Series B Warrants

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement (see Note 14). Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 1,000,000 common shares of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

Shares issued in connection with conversion of convertible note

Pursuant to the Amended and Restated Securities Purchase Agreement (see Note 14), in June 2023, the Holder elected to convert total of aggregated principal of $400,000 with aggregated interest of $38,809 to total 1,326,537 common shares of the Company.

Termination of lease of MTM

On May 1, 2023, the Company entered an agreement to early terminate the lease agreement on MTM’s premise on July 31, 2023. MTM agreed to pay $140,336 (C$189,926) termination penalty and the regular month rent from May 2023 to July 2023. From July 31, 2023, MTM moved to 95 Moatfield for its future operation.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUBSEQUENT EVENTS (continued)

Shares issued for services

On June 5, 2023, the Company issued total of 115,000 common shares of the Company to settle certain liabilities. On June 12, 2023, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 4,546,233 common shares of the Company to certain employees and consultants of the Company as the award for the services.

Disposition of asset

On June 22, 2023, the Company sold its property located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for $13.3 million (C$18 million) to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019. The proceeds of sale was used to settle the carried mortgages in the aggregate amount of approximately $5.5 million (C$7.5 million) and pay back portion of shareholder advance from Ms. Fan Zhou of $4.5 million (C$6.1 million). The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately $2.4 million (C$3.3 million).

In July 2023, the Company entered the purchase agreements with two unrelated parties to sell its properties located at 200 and 260 Town Centre, Markham (the “Town Centre Buildings”) for cash of $18.7 million (C$25.3 million). The Town Centre Buildings were acquired by the Company in April 2021 under its subsidiaries Animation Group and NeoCanaan Investment respectively, and carried mortgage in the aggregate amount of $11.2 million (C$15.2 million) and a private mortgage of $3.0 million (C$4 million). The deals are estimated to be closed on August 31, 2023.

Nasdaq letter

On June 14, 2023, the Company received a letter from the Nasdaq Listing Qualifications Department Staff (the “Staff’) of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, based upon the closing bid price for the last 31 consecutive business days, the Company no longer meets this requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires an issuer to maintain a minimum closing bid price of $1 per share (the “Minimum Bid Price Rule”). In accordance with the Nasdaq Listing Rules, the Company was provided with a 180-day compliance period to regain compliance with the Minimum Bid Price Rule, through December 11, 2023. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq Staff will provide us written confirmation of compliance and the matter will be closed. The notice has no immediate impact on the listing or trading of our securities on Nasdaq. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the Minimum Bid Price Rule under the Nasdaq Listing Rules.

Lien from construction contractors

In May 2023, the lien of $1.1 million (C$1.5 million) was registered on 95/105 Moatfield by the general contractor on its parking lot project assumed from the seller of the properties on September 23, 2022. Among the amount, approximately $0.7 million (C$0.9 million) has been settled between the Company and one subcontractor in March 2023. The remaining balance of $0.4 million (C$0.6 million) was accrued as contingency liabilities as at March 31, 2023. The Company believes that all liabilities related to this project shall be responsible by the seller and amount shall be credited on the purchase price, thus, the Company has filed a lawsuit against the seller and the general contractor and the subcontractor to reimburse all excess payments subsequent to the purchase date on this project and remove the lien registration.

Shareholder advance withdrawal

In June 2023, Ms. Fan Zhou withdrawn approximately $4.5 million (C$6.1 million) from net proceeds of sale of 41 Metropolitan Rd, as the payback of her advance to the Company. Ms. Zhou also paid the deposit of $665,010 on a land purchase (see below) on behalf of the Company on June 23, 2023 (the “Bethune Advance Deposit”). The Bethune Advance Deposit will have a term of one year, be non-interest bearing, and grant the Company an option to extend the due date. As of the report date, all loans and advances by Ms. Fan Zhou to the Company have been substantially repaid.

Land purchase

On June 23, 2023, the Company entered a purchase agreement with a related party Bethune Great Health Investment Management Inc. (“Bethune”) to purchase a land for $1.3 million (C$1.7 million). Ms. Fan Zhou has no ownership at Bethune but acts as one of its directors. The Company made a deposit of $665,010 (C$900,000) to the seller when agreement was signed, and the remaining balance of $597,031 (C$808,000) will be paid on September 30, 2023 when the ownership of the land is transferred per the agreement.

