Form 20-F
period 2024-03-31
Visionary Holdings Inc.
filed 2024-08-15
CIK 1892274

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Visionary Holdings Inc.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593
(Address of principal executive offices)

Mr. Zhong Chen
Chief Executive Officer
+1 905-739-0593
lawrencechen@farvision.ca
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	GV	The Nasdaq Stock Market LLC

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

3,774,262 Common Shares

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

Although management attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have made misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this annual report and other documents that we may file from time to time with the securities regulators.

OTHER STATEMENTS IN THIS ANNUAL REPORT

Unless the context otherwise requires, in this annual report, the term(s) “we”, “us”, “our”, “Company”, “our company”, “our business” and “GV” refer to Visionary Holdings Inc. together with its consolidated subsidiaries.

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

Although the COVID-19 pandemic has been declared over worldwide, the adverse impacts that it has developed upon the private education business are still severe and greatly affecting our growth in terms of the number of overseas students and revenue. The economic situation in the countries that are the major sources for our overseas student recruiting is largely damaged during and after the COVID-19 pandemic. Consequentially, families who had planned to send their children overseas for education are no longer capable of doing so due to their compromised financial situation.

We still experienced challenges in enrolling new students in the fiscal year ended March 31, 2024. Despite a significant increase in tuition revenue for the fiscal year ended March 31, 2024, compared to the previous fiscal year, the overall revenue growth stabilized in 2024. However, the number of enrolled students, particularly international students, remained low. The number of students is very slowly recovering but is still adversely impacted by the negative outcomes of the pandemic. With the pandemic officially over and the economies in our targeted countries and regions gradually recovering, we anticipate that student enrollment will continue to increase.

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

Some of our schools are in the early stages of development and have only limited operations. A negative change in the development or implementation of our public-private partnership colleges programs (the “PPP programs”) or 2+2 collaborative undergraduate programs that allow students to complete part of their education in their home country and the remaining years in Canada (the “2+2 programs) with public colleges or public universities, could cause delays in the execution of our business plan. Our inability to successfully increase the utilization rate for the schools that are in the ramp-up stage or adverse changes in our development of our PPP programs could have a material adverse effect on our results of operations, financial condition, and prospects.

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

The report of our independent registered public accounting firm on our financial statements for the years ended March 31, 2024 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 1 to the consolidated financial statements to this Annual Report, the Company has suffered significant losses from operations and has a significant decrease in working capital that raises substantial doubt about its ability to continue as a going concern. Our auditor, YCM CPA Inc., has indicated in their report on the Company’s financial statements for the fiscal year ended March 31, 2024 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

As of March 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. The material deficiencies are due to the fact the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. In addition, the Company does not have adequate controls in place for the overall accounting function and oversight of financial reporting which resulted in audit adjustments. Management concluded that as of March 31, 2024, our internal control over financial reporting was ineffective.

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

Revenue from the sale of real property, from leasing office space to third parties, and from construction activities accounted for 85.5% of our revenue for the fiscal year ended March 31, 2024, and 84.1% of our revenue for the fiscal year ended March 31, 2023, and lease revenue is likely to account for a substantial portion of our revenue for at least the next several years. We are subject to the volatility and uncertainty of the Toronto real estate market, particularly regarding our ability to refinance the mortgages on our office buildings and renew leases for office space at rents that are equivalent to or greater than the rents we currently receive, should we decide to not renew the leases and utilize the space for our own operations. In addition, defaults by a significant number of tenants would have a material adverse impact on our revenue. In such an event, there is no guaranty that we would be able to lease any space vacated by those tenants or lease such space at equivalent rents. A material reduction in lease revenue could have a material adverse effect on our ability to finance our operations and result in a loss from operations should revenue from the education business not offset any such reduction in revenue. As of June 22, 2023, we have sold 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for $13.3 million (C$ 18 million).

We do not expect to generate revenue from the sale of real estate in the future, which has been a principal source of our revenue in previous fiscal periods.

We do not have any real estate lots available for sale and do not have any plans to sell any of the other real estate that we own. Therefore, we do not expect to generate any other revenue from the sale of real estate in future periods, and our principal sources of revenue will be from our educational business and leases of existing real estate that we own. If we are unable to generate additional income from those sources, our revenue will decline, which could have a material adverse effect on our results of operations.

Risks related to the renovation and conversion of our properties.

The Company is currently upgrading and renovating its properties located at #95-105 105 Moatfield Dr, Toronto, Ontario, Canada, M3B 0A2 and #200-260 Town Centre, Markham, ON L3R 8H8. Our strategic plan involves leveraging favorable Canadian policies, particularly the surplus of commercial real estate and the shortage of mixed-use and high-end apartments. We plan to submit renovation proposals to the government to convert #200-260 Town Centre, Markham, ON L3R 8H8 and #95-105 Moatfield Dr, Toronto, Ontario, Canada, M3B 0A2 into mixed-use and high-end residential apartments. Our management expects that this initiative may increase their value by over 700%, generating more than US$2.1 billion in revenue and US$500 million in profit over the next five years. However, there is no guarantee that our renovation proposals will receive the necessary approvals from the government. Regulatory hurdles or changes in policy could delay or prevent the conversion of our properties, impacting our projected revenue and profits. While current market conditions are favorable, any adverse changes in the real estate market, such as a decrease in demand for high-end residential apartments or an increase in commercial real estate demand, could affect the viability and profitability of our renovation projects. Further, the cost of upgrading and renovating the properties may exceed our estimates. Additionally, if we are unable to secure sufficient financing on favorable terms, our ability to complete the renovations and achieve the expected increase in property value may be compromised. Our revenue and profit projections are based on current assumptions and market conditions. Any deviation from these assumptions could result in lower-than-expected financial performance, affecting our overall business and financial health. Given these risks, there is a significant uncertainty regarding the successful completion of the renovations and the realization of the anticipated benefits.

Our strategy to use the space currently occupied by tenants for our operations upon termination of their leases could have a material adverse impact on our cash flow.

We intend to expand our operations into some, or all, of the office space currently occupied by unaffiliated tenants. Rental income provides a significant portion of our current revenue, which will continue after the acquisition of the property for Visionary University Town that was completed on September 23, 2022. Revenue from rent was $8,019,186 in the fiscal year ended March 31, 2024, and $7,090,140 in the fiscal year ended March 31, 2023. While we anticipate generating revenue from our education business to be located in these spaces to offset the potential loss of rental revenue, there is a risk that the revenue generated from the education business may fall short of the rental revenue, in which case our ability to finance our operations and service the mortgages on these properties will be impaired, which could lead to loan defaults.

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

We have transitioned into the artificial intelligence and high-tech industries.

Adapting to global market changes and growth of new industries, we have successfully transitioned into the artificial intelligence and high-tech industries, forming a new leadership team with experience in these areas. Under the leadership of the new team, the Company has achieved remarkable results in a short period.

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

We assembled our new management team beginning in 2024. As a result, they have had a limited amount of time working in their positions and working together and may not be able to accomplish our business plan.

Our Chief Executive Officer, Chief Operating Officer, Chief Academic Officer Chief Financial Officer, and Chief Information Officer began employment in these positions at various times since November 2020. Ms. Zhou, our founder, majority shareholder, director, and Executive Director, served as Chief Executive Officer from April through October 2020. Ms. Fan Zhou was reappointed as our Chief Executive Officer on December 14, 2022 and became our Chairman of the Board on June 6, 2023. On February 6, 2024. The Company's board of directors (the "Board") elected Mr. William Chai as the Company's Chairman of the Board to succeed Ms. Zhou. Ms. Zhou remains as a director of the Company.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Canadian economy.

Our student enrollment is influenced by various factors, including the disposable income levels of our students, current and potential, and their parents, perceived job prospects, willingness to spend on education, and the hiring demand in the areas in which our schools specialize. Consequently, our education business and prospects may be affected by economic conditions in Canada or globally. The global financial markets experienced significant disruptions in 2008 and 2020, leading to recessions in Canada and other economies. Recovery from these downturns has been uneven, with the global recovery from the 2020 lows remaining slow and inconsistent. Although the COVID-19 pandemic has been declared over and Canada is open for international study visas and expects to gradually open for other categories of entry visas, the economic recovery in our target countries and regions remains sluggish and unstable. As a result, our student recruitment in these countries and regions remains challenging, resulting in lower than previously predicted.

Economic conditions in Canada and other countries from which we expect to draw our international students are sensitive to global economic trends, domestic policies, and perceived economic growth rates. A decline in economic prospects in industries related to our vocational training courses could shift our current or prospective students’ spending priorities and reduce demand for workers, affecting our students’ job prospects. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, decrease, or remain stable. Therefore, a slowdown in Canada’s or the global economy may reduce demand for our training courses, which could materially and adversely affect our financial condition and results of operations.

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We will require a significant expenditure of capital in order to carry out our full expansion plan. As of March 31, 2024, we had cash and cash equivalents of $0.8 million and a negative working capital of approximately $67.6 million. While we completed an initial public offering for gross proceeds of $17 million in May 2022, we estimate that we will need additional financing of approximately $30 million to complete our proposed expansion plan for the next 12 months. This additional $30 million will be used for expanding our current businesses and possibly acquiring complementary businesses.

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

Historically, we have funded our operations primarily from loans from affiliates, revenue from our real estate operations and the sale of real property. Ms. Zhou, our founder, majority shareholder, director and former chairperson and CEO, had outstanding advances to us of $2,949 as of March 31, 2024, and $4,165,912 as of March 31, 2023, interest free for the deposit on the acquisition of the proposed campus for VUT. Ms. Zhou is willing but not otherwise obligated to advance additional funds to us. However, our ability to obtain additional financing is subject to a number of factors, including market conditions and their impact on the market price of our common shares, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, and the political and economic environments of countries where we are doing business. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail. There can be no assurance that we will achieve our plans, or any of them.

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

As of March 31, 2024, we had accrued and unpaid income tax liabilities of $1.4 million and other unpaid tax liabilities of $0.6 million, in both cases including penalties and interest. We believe that we have an oral understanding with the Canada Revenue Agency (the “CRA”) to pay all such tax liabilities by installments starting from September 1, 2023. If the CRA determines that there is a risk of not collecting all or part of the assessed corporate income tax debt, it can apply to the federal court or the superior court of a province for a jeopardy order, which will allow the CRA to seize any assets that the company owns and to take immediate action to collect the debt.

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

The success of our business will depend on the management skills of Ms. Fan Zhou, our director of the board, and the relationships they and other key personnel have with educators, administrators and other business contacts they have overseas and in Canada. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, salesperson and other personnel who can function effectively in Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

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

One Person Has Significant Voting Power and May Take Actions That May Not Be in the Best Interests of Other Stockholders.

Ms. Wanhong Wu is the controlling shareholder (the “Controlling Shareholder”) of the Company by holding 100% of the equity interests of 3888 Investment Group Limited, which owns a 40.2% equity interest of Visionary Holdings Inc. Ms. Wanghong Wu is therefore able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common shares. This concentration of ownership may not be in the best interests of all of our stockholders.

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

We do not expect to be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending March 31, 2024. However, the application of the PFIC rules is subject to ambiguity in several respects, and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending March 31, 2024 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets generally will be determined based on the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised. A significant portion of our assets and income is attributable to real estate and may be passive income under PFIC rules. If we were treated as a PFIC for any taxable year during which a U.S. person held a Common Share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—U.S. Federal Income Tax Consequences – PFIC Rules”.

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

Introduction

Visionary Education Technology Holdings Group Inc. was founded in 2013 by Ms. Zhou, a vocational educator in Canada. We were incorporated by Ms. Zhou on August 20, 2013, as 123 Natural Food Ontario Ltd., a company limited by shares, under the Ontario Business Corporations Act. The name was subsequently changed to Visionary Education Technology Holdings Group Inc. and on January 30, 2024 to Visionary Holdings Inc. Our original goal was to develop and operate an international education platform focused on vocational education based on agricultural technology. However, we did not pursue this goal due to marketing barriers caused by the over specialization of the concept and a limited market.

In 2015, Ms. Zhou redirected our business toward an international education program focused on the Ontario Secondary School Diploma (OSSD). She launched a new company, China Youth Langton (Canada) Education Technology Ltd. (“Langton”). Langton, as the majority investor, and unaffiliated third-party investors organized Toronto ESchool Inc. (“Toronto ESchool”), on March 7, 2016, to provide grades 9 through 12 the online OSSD courses. On November 15, 2017, we entered into a share purchase agreement to acquire a 55% equity interest in Toronto ESchool from Langton for a nominal purchase price of $0.8. Ms. Zhou sold her interest in Langton in 2018 to an unaffiliated party. On June 19, 2020, we acquired an additional 15% equity interest in Toronto ESchool from one of its third-party investors for $31,808. As a result of this transaction, we own a 70% equity interest of Toronto ESchool. On June 19, 2020, we transferred our 70% equity interest in Toronto ESchool to our wholly owned subsidiary Farvision Education Group Inc.

Concurrently with our organization, on August 20, 2013, Ms. Zhou founded 123 Real Estate Development Ontario Ltd. (“123 Real Estate”), to acquire and develop educational real estate facilities as a complement to the education company. To better explore the international market and to enhance our competitiveness, through 123 Real Estate Ms. Zhou increased her investment in teaching facilities through. From 2013 through 2015 123 Real Estate purchased 22.4 acres of vacant land in Peterborough, Ontario, which was originally planned to be developed into an international student housing center. On November 14, 2015, 123 Real Estate purchased a building at 41 Metropolitan Road, Toronto for use as a headquarters and teaching facility for international education. On April 1, 2019, we acquired all the shares of 123 Real Estate from Ms. Zhou for $3,210,000 in order to be able to own the office building and the vacant land and to develop the land into a facility for international student services. In April 2021, we purchased office buildings at 200 and 260 Town Centre Blvd. under the subsidiaries Animation Group and NeoCanaan Investment respectively, carrying the mortgage in the aggregate amount of $11.2 million (C$15.2 million) and a private mortgage of $3.0 million (C$4 million). to provide additional revenue from leasing and space for expansion of our educational facilities. On May 28, 2021, 123 Real Estate Development Ontario Ltd. changed its name to Visionary Education Real Estate Group Inc. On October 15, 2021, Visionary Education Real Estate Group Inc changed its name to Visionary Education Services and Management Inc. In July 2023, the Company entered the purchase agreements with two unrelated parties to sell its properties located at 200 and 260 Town Centre, Markham (the “Town Centre Buildings”) for cash in the amount of $18.7 (C$25.3 million). The transactions were expected to close on August 31, 2023. Currently, The Company is upgrading and renovating Town Centre Buildings, planning to take advantage of favorable Canadian policies with respect to the surplus of commercial real estate and the shortage of mixed-use and high-end apartments. To that end, the company plans to submit renovation proposals to the government to convert Town Centre Buildings into mixed-use and high-end residential apartments.

On February 25, 2019, Visionary Education Services and Management Inc., then known as 123 Real Estate Development Ontario Ltd., entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc., or PrideMax Construction, from its original shareholder for a nominal fee of $0.80. Incorporated on July 20, 2010 in Scarborough, Ontario, PrideMax Construction had no active business since its inception. The transaction was completed on April 1, 2019. On May 23, 2020, 123 Real Estate Development Ontario Ltd. transferred its 100% ownership in PrideMax Construction to NeoCanaan Investment Corporation, which was 100% owned by us, for a nominal fee of $0.80. On June 16, 2021, PrideMax Construction changed its name to Farvision Development Group Inc. (“Farvision Development”). On November 3, 2022, Farvision Development Group Inc. changed its name to Farvision Digital Technology Group Inc. (“Farvision Digital”). On February 5, 2024, the Company transferred 80% equity of Farvision Digital Technology Group Inc., a wholly owned subsidiary of the Company to an individual unrelated to the Company, at a price of $59,088 (80,000 CAD). On February 24, 2024, the Company transferred the remaining 20% equity of Farvision Digital Technology Group Inc. the same individual unrelated the Company, at a price of $14,772 (20,000 CAD).

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

However, beginning early in 2020, we were adversely impacted by the COVID-19 pandemic. Our tuition and other revenue dropped precipitously. Without exception, the entire education industry in Canada has suffered from the difficulties caused by the pandemic. To survive while still creating opportunity to grow, we made significant changes to our strategic plan and commenced exploring new business opportunities. In response to the special economic environment in Canada, we optimized our educational assets so that our operations could be concentrated in the Toronto metropolitan area. We sold most of our land in Peterborough and channeled the income to the acquisition of quality educational organizations and institutional buildings. We have grown through the acquisition of seven educational organizations and two institutional buildings at what we believe are favorably low prices. These acquisitions and the reorganization of our corporate structure are described below.

On May 14, 2020, Farvision Education Group Inc., or Farvision Education, was incorporated under the Canada Business Corporation Act. Farvision Education is our wholly owned subsidiary of Visionary Holdings Inc. On February 2, 2023, Farvision Education Group Inc, has changed its name to Farvision Career Education Group Inc.

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

On May 26, 2020, NeoCanaan Investment Corporation, or NeoCanaan Investment, was incorporated under the Canada Business Corporation Act. NeoCanaan Investment is a wholly owned subsidiary of Visionary Holdings Inc. NeoCanaan Investment provides and manages investment of real properties to be used for educational purposes and other education services through two wholly-owned subsidiaries, Farvision Development Group Inc. and Canada Animation Industry Group Inc.

On October 8, 2020, Canada Animation Industry Group Inc., or Animation Group, was incorporated under the Canada Business Corporation Act. Animation Group provides investment on facilities for animation education and the animation industry, and an incubator for graduates to set up their own animation companies. Animation Industry Group Inc. is a wholly owned subsidiary of NeoCanaan Investment.

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 9651837 Canada Inc., operating as “Lowell Academy,” a private high school offering classes for students in grades 9 through 12 and registered with the Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $168,063 (C$210,000). The transaction was completed on June 12, 2021. On February 5, 2024, the Company transferred its equity in Visionary Academy (Lowell Academy) from Farvision Career Education Group Inc. to an unrelated third party at a nominal price of 1 CAD.

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

On April 1, 2021, we entered into a share transfer agreement with Mr. Xiaofeng Wang, a related party, to transfer his 100% of the equity interests in Glorious Future Study Abroad Immigration Group Inc. (“Glorious Immigration”), and PrideMax International Human Resources Services Inc. (“PrideMax HR”), for a nominal fee of $0.80. Before this share transfer, both Glorious Immigration and PrideMax HR had no active business since their incorporation. The transaction was completed on June 12, 2021. On July 13, 2021, Glorious Future Study Abroad Immigration Group Inc. changed its name to Visionary Study Abroad and Immigration Services Inc. On June 27, 2021, PrideMax HR changed its name to Farvision Human Resource Service Company Inc. Farvision HR acts as a human resource agent and provides career and internship recommendations for international students.

On June 6, 2021, Farvision Career Education entered into a share transfer agreement with Mr. Xiaofeng Wang, a related party to transfer his 70% of the equity interests in Princeton Career Education Group Inc. (“PCE”), for a nominal fee of $0.80. The transaction was completed on June 12, 2021.

On July 26, 2022, we decided to streamline our business lines, and focus on our core education sectors, including the operation of OSSD, Griggs International Academy USA, Max the Mutt College for Animation, Design and Art, and future investment in education technology. We transferred Visionary Study Abroad and Immigration Services Inc., Farvision Human Resource Service Company Inc., and The Princeton Career Education Group Inc. for a sum of $0.80 to their prior owner, Mr. Xiaofeng Wang. Mr. Wang had transferred these companies to us in 2021 and then worked for us until his departure in May 2022. The divestiture of these three subsidiaries does not represent a strategic shift by us and is not expected to have any material effect on the Company’s operations and financial results.

On June 22, 2021, Ms. Zhou exchanged 100% of our common shares held by her for 100% of the common shares of 3888 Investment Group Limited (“3888”). Subsequently, Ms. Zhou transferred her ownership of the shares of 3888 in exchange for 83.212% of Northern CC Group, (‘Northern”) which owns 70% of 3888.

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

On May 24, 2022, the Company entered a purchase agreement to purchase a property in New York for a total price of $4,100,000. The Company has agreed to pay a deposit of $410,000 at agreement signing. The closing date of the purchase has been deferred to September 25, 2023. The deposit is non-refundable. During the year ended March 31, 2024, the original purchase agreement was mutually released by both parties and the non-refundable portion of deposit $336,892 was written off as a loss on investment deposit.

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

In May 2023, the lien of $1.1 million (C$1.5 million) was registered on 95/105 Moatfield by the general contractor on its parking lot project assumed from the seller of the properties on September 23, 2022. Among the amount, approximately $0.7 million (C$0.9 million) has been settled between the Company and one subcontractor in March 2023. The remaining balance of $0.4 million (C$0.6 million) was accrued as contingency liabilities on March 31, 2023. The Company believes that all liabilities related to this project shall be responsible by the seller and amount shall be credited on the purchase price, thus, the Company has filed a lawsuit against the seller and the general contractor and the subcontractor to reimburse all excess payments subsequent to the purchase date on this project and remove the lien registration.

On June 22, 2023, Visionary Holdings Inc. (the “Company”) sold its office building located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019 when the Company acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Fan Zhou, our chairman and chief executive officer. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD3.3 million. The Company sold its 41 Metropolitan Building to reduce its real estate holdings.

In June 2023, 41 Metropolitan Rd property was sold and the security interest in the Collateral (as described below) was released. An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.8 million, $0.8 million and $2.96 million to the Company. To support the installments required and also the final balance at closing for 95-105 Moatfield purchase, Ms. Zhou, borrowed approximately $4.5 million from third-party private lenders (the “Third Party Lenders”) and lent it to us as non-interest shareholder loan. The Third-Party Lender’s loans were secured by our real estate properties at 41 Metropolitan (the “Collateral”). From April 1, 2022 to March 31, 2023, we repaid Ms. Zhou $13.0 million leaving a balance of $4.1 million as of March 31, 2023. Also the security interest in the Collateral was released when 41 Metropolitan Rd property was sold in June 2023, where approximately $4.5 million from net proceeds of sale of Collateral was released to the Third-Party Lenders as repayment of Ms. Zhou’s advances to the Company and to pay down the Bethune Advance Deposit and interests charged by Third Party Lenders. As of the date of this Report, all loans and advances by Ms. Fan Zhou to the Company have been substantially repaid.

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

On October 9, 2023, the Company changed its ticker symbol from “VEDU” to “GV”, its common shares trade on NASDAQ under the new ticker symbol “GV”.

On October 31, 2023, 100% of registered capital of Shanghai Yuanjian was transferred from an unrelated individual to the Company and therefore the Company acquired Shanghai Yuanjian and its subsidiaries.

On November 8, 2023, the Company entered into an Agreement of Purchase and Sale (“Agreement”) with 1000593277 Ontario Inc. in connection with the sale its properties located at Unit D63, 4300 Steeles Ave. E, Markham ON L3R 0Y5 for 260,000 CAD. On January 22, 2024, both parties agreed to enter into an amendment to change title search date and closing date, while other terms in the Agreement remain the same. The Agreement includes customary representations, warranties, covenants, and closing conditions. The transaction contemplated by the Agreement, as amended, closed on March 8, 2024.

On December 1, 2023, the Company incorporated Visionary Asia SDN. BHD and Visionary International SDN. BHD in Malaysia for its business expansion.

On December 11, 2023, the shareholders of Visionary Holdings Inc., f/k/a Visionary Education Technology Holdings Group Inc. (the “Company”), approved to change the Company’s name from “Visionary Education Technology Holdings Group Inc .” to “Visionary Holdings Inc.” (the “Name Change”). On January 30, 2024, the Company filed Articles of Amendment on change of name with Ontario Business Registry, Canada, reflecting the Name Change.

On December 15, 2023, the Company entered into a share transfer agreement to purchase 100% shares of Bethune Great Health Investment Management Inc. (“Bethune”) at a price of $478,613 (C$648,000). Ms. Fan Zhou has no ownership of Bethune but acts as one of its directors. The transaction was closed on January 1, 2024.

On December 20, 2023, the Company sold one of its properties located at Unit No. E25 4300 Steeles Ave E Markham, Ontario L3R 0Y5 (the “Steele Property”) for CAD250,000 to an unrelated purchaser for cash. The Steele Property was acquired by the Company in 2021. The Company sold its Steele Property to reduce its real estate holdings.

On February 28, 2024, the Company entered into a joint venture agreement with a group of unrelated parties to form a new company, in which, the Company hold a 55% stake in the joint venture. On March 11, 2024, Visionary Biotechnology Group Inc., the joint venture company, was incorporated in Toronto, Ontario.

The details of Visionary Holdings Inc. and our subsidiaries are set out below as of the date of this report:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership(1)	Principal Activities
Visionary Holdings Inc. (formerly known as “Visionary Education Technology Holdings Group Inc.”) (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Career Education Group Inc. “Formerly known as “Farvision Education Group Inc.” (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	Rental business
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022	Toronto, Ontario	80% by Farvision Education	Animation education
13995291 Canada Inc. (“13995291”)	April 28, 2022	Toronto, Ontario	100%	Rental business
Bethune Great Health Investment Management Inc. (“Bethune”)	December 15, 2023	Toronto, Ontario	100%	Property investment
Shanghai Yuanjian Trillion Commercial Group Co., Ltd. (“Shanghai Yuanjian”)	October 31, 2023	Shanghai, China	100%	Dormant
Shanghai Airong Hundred Billion Technology Development Group Co., Ltd.	October 31, 2023	Shanghai, China	80% by Shanghai Yuanjian	Dormant
Shanghai Yulankang Health Technology Group Co., Ltd. (“Shanghai Yulankang”)	October 31, 2023	Shanghai, China	56% by Shanghai Yuanjian	Dormant
Shanghai Yuanjian Shulian Education Technology Co., Ltd.	March 13, 2024	Shanghai, China	70% by Shanghai Yuanjian	Dormant
Shanghai Yuanjian Cailai Consulting Management Co., Ltd.	March 18, 2024	Shanghai, China	80% by Shanghai Yuanjian	Dormant
Changle Shuang (Guangzhou) Health Industry Investment Co., Ltd.	February 29, 2024	Guangdong, China	51% by Shanghai Yuanjian	Dormant
Yulankang (Huai'an) Health Management Co., Ltd.	October 31, 2023	Jiangsu, China	80% by Shanghai Yulankang	Dormant
Visionary Asia SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary International SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary Biotechnology Group Inc.	March 11, 2024	Toronto, Ontario	55%	Dormant

_____________________________

 1 Minority interests in subsidiaries owned by Farvision Education are held by unaffiliated third parties.

RECENT DEVELOPMENTS:

On August 9, 2024, the board of directors held a special meeting of shareholders, seeking and having received the approval of shareholders for the following proposals: 1. to authorize an amendment of the articles of incorporation of the Company (The “Articles”) to create the voting Class A and Class B Common Stock and the non-voting Class C Capital Stock, 2. to authorize an amendment of the Articles to authorize the board of the directors of the Company to issue in series and establish the rights, preferences and limitations of the Preference Shares of the Company, as detailed in the accompanying proxy statement and Appendix B thereto, 3. to authorize the increase of the number of directors from five (5) to nine (9), within the range specified in the Articles of a minimum of one (1) and a maximum of ten (10) directors, 4. to authorize the board of the directors of the Company to convert all of the shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock, 5. to authorize the board of directors to approve the issuance of Class A Common Stock and Class C Capital Stock, aimed at developing the Company's business and to create greater value for Shareholders, 6. To transact such other business as may properly be brought before the Special Meeting or any adjournment thereof.

On July 18, 2024, as reported on the Form 6-K filed with the SEC on July 19, 2024, the board of directors of the Company confirmed its decision, initially made on June 6, 2024, to appoint Zhong Chen, the Company’s chief executive officer and chief financial officer, as a director of the Company.

On July 18, 2024, Mr. Marc Kealey, a director of the Company, was appointed as successor member of Audit Committee, Nominating Committee, Compensation Committee, succeeding the previous member, Mr. Michael Viotto. Mr. Kealey is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and rules of Nasdaq. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which Mr. Kealey was selected as a director.

On July 10, 2024, as reported on the Form 6-K filed with the SEC on July 19, 2024, Mr. Michael Viotto resigned as a director and a member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company. Mr. Viotto’s decision to resign did not arise or result from any disagreement with the Company.

On May 29, 2024 the Company effected a share consolidation of its ordinary shares at a ratio of one (1) post-split ordinary share for every fifteen (15) pre-split ordinary shares (the "Share Consolidation") so that every fifteen (15) shares issued and outstanding will be combined into one (1) share. Any fractional share of a shareholder resulting from the Share Consolidation will be rounded up to the nearest whole number of shares. The Share Consolidation reduced the issued and outstanding number of ordinary shares of the Company from 55,368,883 shares to approximately 3,691,259 shares.

On May 6, 2024, as reported on the Form 6-K filed with the SEC on May 15, 2024, the board of the Company appointed Mr. Zhong Chen, the Company’s chief executive officer, as its new chief financial officer, effective immediately. Mr. Chen’s employment agreement with the Company, dated April 23, 2024, remains the same.

On April 22, 2024, as reported on the Form 6-K filed with the SEC on April 24, 2024, the Board appointed Mr. Zhong Chen as its new chief executive officer, effective immediately. On April 23, 2024, the Company entered into the Agreement of Employment with Mr. Chen, which became effective on the same day. Pursuant to the Agreement, Mr. Chen will receive an annual salary of $150,000, plus an additional performance bonus of up to $350,000 in company stock, contingent upon year-end performance.

On April 10, 2024, as reported on the Form 6-K filed with the SEC on April 24, 2024, Mr. Ransom Wu notified the Company of his resignation as its chief executive officer, effective immediately. Mr. Wu’s resignation did not result from any disagreement or disputes with the Company.

On March 11, 2024, Visionary Biotechnology Group Inc., the joint venture company, was incorporated in Toronto, Ontario.

On March 4, 2024, the Company appointed YCM CPA Inc. as successor auditor of the Company and for the fiscal year ending March 31, 2024.

On March 4, 2024, MNP LLP resigned as the Company’s independent certified public accounting firm effective as of March 4, 2024.

On February 28, 2024, the Company entered into a joint venture agreement with a group of unrelated parties to form a new company, in which, the Company hold a 55% stake in the joint venture.

On February 9, 2024, as reported on the Form 6-K filed with the SEC on May 15, 2024, Katy Liu notified the Company of her resignation as its chief financial officer, effective May 6, 2024. Ms. Liu’s resignation did not result from any disagreement or disputes with the Company.

Visionary initiated a strategic transformation in September 2023. Transitioning from traditional education to high technology, life sciences, and AI education, after over six months of efforts, we have successfully executed this strategic transformation objectives.

These objectives are outlined below:

In September 2023, the Company transitioned from traditional education to focus on three major business sectors: high technology, life sciences, and education. We plan to deeply cultivate these three sectors in the future, adhering to the principle of refined management, and rapidly advancing the development of these sectors through global mergers and acquisitions. Visionary has achieved significant success in the field of artificial intelligence, with a focus on AI education and robotics. It is a leading high-tech company specializing in AI software-integrated robotics, with its business covering AI education, AI science popularization, cultural tourism, and consumer robots. The company holds over 100 core technology patents, and its products are sold in more than 30 countries.

In the life sciences sector, Visionary has made major breakthroughs in the fields of biochips and AI health. In the biochip domain, it has achieved significant results through collaboration with renowned biologists, expert professors from the University of British Columbia in Canada, and the Canadian Bio-Ran Biotechnology Group. They have already produced medical chips, animal chips, and cold chain chips, with technology that meets world-class standards. Visionary is preparing to invest in factory construction for large-scale production, with plans to launch products by 2025. The prospects are promising, providing a strong guarantee for Visionary’s future business growth.

In the AI health sector, Visionary has also made breakthroughs and is actively advancing specific projects in both Canada and China, with a positive outlook.

In the traditional education sector, Visionary places great emphasis on innovation, particularly promoting AI education and developing industry-education integration projects. The company values the development of vocational education, especially in the areas of AI in film, animation, industry cooperation, and vocational education. Visionary actively collaborates with leading institutions in the U.S. and China to drive the growth of its education business, with significant performance increases expected.

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

FOREIGN PRIVATE ISSUER STATUS

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

Our Development Plan

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

Advantages of Conbridge College

Conbridge College had a history of successful operations prior to the COVID-19 pandemic, and we believe that it is now positioned for healthy growth supported by the following advantages:

•	Financial Stability. We believe that we have the financial viability to offer potential students a stable educational environment. We have cash flow from our short-term training courses, ownership of a dedicated educational facility with up to 433,000 square feet usable space for educational purposes in the north of Toronto, closed to two major highways to recruit international and domestic students to meet the demand of enrollment trends.

•	Quality Assurance. We are committed to ensuring quality assurance. As an example of the application of quality assurance procedures for its operations, Conbridge College has developed and implemented several procedures and methods to implement quality assurance for all programs delivered, including data collection, analysis, and improvement measures. The following practices are conducted currently on a regular basis. Faculty meetings are held at the end of each semester to review the courses offered and textbooks selected for the program. The information and insights gathered at these meetings is then used to enhance teaching effectiveness and improve the quality of the programs. A program assessment meeting is held at the end of each academic year. The program advisory committee conducts assessments of the operations of the program and recommends possible revisions to maintain the relevance of the program. Research is conducted constantly to ensure that Conbridge College is aware of key trends in terms of academic training requirements in each field of study as well as any change of demand in the field. Moreover, we monitor similar programs in other institutions annually to ensure that our programs are comparable and competitive. In addition, a survey of employers’ needs is conducted annually to ensure the program is providing students with useful knowledge and the practical skills required by the employers. Surveys of the graduates of the program are also conducted annually to get their feedback, their perception on the usefulness of the program, how it has prepared them for their current employment, and what they found to be most pertinent for their employment. Moreover, graduates are asked to provide suggestions on ways that the program could be improved.

Conbridge College’s tuition and the marketing costs that we pay our agents to recruit students are set forth below:

Two-year college diploma programs open only to international students:	$20,000 CAD per year
Marketing cost:	20% to 50% of tuition paid

One-year college certificate programs open principally to Canadian students:	$6,750 CAD per year
Marketing cost:	20% to 30% of tuition paid

Short-term training courses:	$675 CAD per course
Marketing cost:	10%

Industry competitors

The following private colleges have entered into PPP agreements with public colleges in the Greater Toronto Area:

•	Lambton College-Toronto Campus
•	Sault College - Toronto Campus
•	Niagara College Toronto Campus
•	Northern College at Pures Toronto
•	St Clair College Toronto Campus
•	Mohawk College Mississauga Campus
•	Canadore College in Toronto
•	Loyalist College in Toronto
•	Cambrian College at Hanson in Toronto

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

Over the last 27 years, MTM has produced approximately 4,000 graduates who have entered the animation industry. Many of these graduates have joined animation studios such as Pixar, Walt Disney Animation Studios, and DreamWorks, or created their own studios. MTM currently has about 150 students. We believe that the market demand for graduates of animation programs has been rapidly expanding in recent years.

MTM’s tuition structure

•	All 4-year programs:
$11,850 CAD /year (Local student)
$14,000 CAD /year (International student)
2024-2025 school year: the tuition fees for the local and international students are $11,850 and $14,000 respectively.

•	Short-term training

	o	Portfolio development:	Learn to draw $700 CAD /7 hours
Single Session Life $550 CAD /36 hours

	o	Workshop	Introduction to traditional animation $320 CAD /7 hours
Illustration Basics of Clip Studio Paint $260 CAD /3 hours
Creating a Webcomic Series $320 CAD /7 hours
Portfolio Workshop $2200 CAD / 120 hours

	o	Professional Development	Introduction to Autodesk Maya $680 CAD /7 hours
Digital Painting for Professional Development $60 CAD /hour

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

Post-Secondary Education Services in Canada

Canada ranks as the fourth most popular destination for international students after the United States, United Kingdom, and China. According to Statistics Canada, in the school year 2022-2023, revenue of universities and degree-granting colleges reached more than $47.5 billion by 2023. We believe significant potential for growth exists in the post-secondary education service industry in Canada.

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

Currently, NUO offers four master’s degree programs that are registered with Ontario Ministry of Colleges and Universities:

•	Master of Science in Education.
•	Master of Business Administration.
•	Master of Science in Finance
•	Master of Science in Information Security and Digital Forensics
•	Master of Science in Sports Management
•	Master of Science in Criminal Justice Administration

Advantages of Niagara University Ontario Programs

We believe that the master programs offered by NUO have the following advantages:

•	Admission criteria: the English language proficiency requirement for admission is relatively low in comparison with other similar programs. In order to assist students to be better prepared for the challenges that they need to succeed at the master’s degree level, Farvision provides pre-masters courses and language training.
•	Relatively low tuition for the Greater Toronto Area: The total tuition fee for the NUO MBA program is approximately $38,000, and the other master’s programs are approximately $96,000.
•	Qualified for immigration and working permit: after graduating with a master’s degree from NUO, students can apply for a three-year working permit, and after one year of work, one can apply for immigration to Canada.

Competition

Major competitors for NUO’s MBA program is set forth below:

MBA colleges in Canada	Tuition (domestic)	Tuition (international)	GMAT Score	Location
The University of Toronto – Rotman School of Management	81,915	101,734	670	Toronto
York University – Schulich School of Business	57,613	85,010	660	Toronto
Western University – Ivey Business School	66,203	68,191	660	London
Queen’s Smith School of Business	62,823	79,125	650	Kingston
Sobey School of Business	22,664	34,195	590+	Halifax
Brock University – Goodman School of Business	20,650	24,650	550+	St. Catharine’s
Carleton University – Sprott School of Business	26,592	43,738	550+	Ottawa
McMaster University – DeGroote School of Business	60,437	65,209	590	Burlington
Ryerson University – Ted Rogers School of Management	17,778	30,807	NA	Toronto
Simon Fraser University – Beedie School of Business	33,797	44,394	620	Vancouver
University Canada West (UCW)	27,913	27,913	NA	Vancouver
The University of Windsor – Odette School of Business	15,341	38,121	600	Windsor
University of Ottawa – Telfer School of Management	41,590	50,895	550+	Ottawa
Wilfrid Laurier University	25,162	36,751	550+	Toronto/Waterloo

Major competitors for the other master’s degree programs is summarized below.

University	Program	Tuition (Domestic) ($)	Tuition (International) ($)
McMaster University	MBA with concentration in finance	34,990	34,990
Ryerson University	MA in International Economics and Finance	53,280	53,280
University of Alberta	MBA with specialization in finance	58,608	58,608
University of Saskatchewan	Masters of Finance	7,952	11,928
Saint Mary’s University	Masters of Finance	30,616	37,375
UBC	Masters of Finance	29,047	44,755
University of Toronto	Masters of Finance	49,392	71,865
Ontario Tech University	Master of Information Technology Security	6,027	30,483
University of Ottawa	Master of Computer Science – Bioinformatics	12,792	43,769
Concordia University	Master of Engineering in Information Systems Security	9,973	32,138
Trent University	Master of Science in Forensic Science	6,369	20,068
University of New Brunswick	Master of Cybersecurity	5,693	10,578
University of Calgary	Master of Information Security and Privacy	4,448	12,491
New York Institute of Technology (Vancouver)	Master of Science in Cybersecurity	18,127	22,795

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

We offer the following vocational education programs through:

•	Personal Service Worker, or PSW (in partnership with Canadian International Career College).

Immigration

According to the Annual Report to Parliament on Immigration, Immigration, Refugees and Citizenship Canada (available on https://www.canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2024-2026.html)

2022 —— 431,645 New Immigrants

2023 —— 447,055 New Immigrants

2024 —— 451,000 New Immigrants

Second Career Program

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

Partnership Canadian International Career College Introduction

Canadian International Career College (CICC) is a private career college accredited and regulated by the Ministry of Training, Colleges, and Universities (MTCU). Since 2008, CICC has been dedicated to training excellent and professional nursing talent.

CICC provides the courses as follows:

Personal Support Worker (PSW) Certificate Program

Medication Administration for PSW Certificate Course

Early Childcare Assistant (ECA) Certificate Course

Intensive Care Unit (ICU) Program for Nurse Certificate Course

Medical Surgical Certificate Course

CPR/AED Certificate Course

Standard First Aid and CPR

Emergency First Aid and CPR

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

Our Education Facilities

In 2019, we acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Zhou for $3,210,000. At the time of the acquisition, 123 Real Estate, which changed its name to Visionary Education Real Estate Group Inc. in 2021 and changed to Visionary Education Service & Management Inc. in 2023. Through the end of our 2021 fiscal year, rental income from and sales of these properties have been our principal source of revenue. In April 2021, we acquired the Town Centre Boulevard properties described below. While all or a portion of each of the buildings that we own are currently leased to unaffiliated third parties, we expect that rental income from such leases will decline as the leases expire and we plan to use the available space for our principal education business. See “Business-Properties”, “Risk Factors.” The Company is upgrading and renovating two office buildings at Town Centre Boulevard properties and plans to submit renovation proposals to the government to convert the properties into mixed-use and high-end residential apartments, taking advantage of favorable current Canadian policies with respect to the surplus of commercial real estate and the shortage of mixed-use and high-end apartments.

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

We assumed two tenants at 95-105 Moatfield Dr. On May 1, 2023, the Company entered into agreement with one of the tenants to early terminate the lease agreement on MTM’s premise on July 31, 2023, and the remaining tenant’ leases, for an aggregate of approximately 220,000 square feet leasing premise, will expire in May 2026. MTM agreed to pay $140,336 (C$189,926) termination penalty and the regular month rent from May 2023 to July 2023. From July 31, 2023, MTM moved to 95 Moatfield for its future operation. With the current tenants occupying their respective spaces, there will be 190,000 square feet of available space for our use from August 1, 2023 and we have moved our MTM and Toronto Eschool to this facility on August 1, 2023.

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

Our Employees

As of the date of this report, we had approximately 67 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Employees
Management	7
Finance	4
Information Technology	2
Marketing and Publicity	10
Human Resources	1
Academy	36
Education Services	7
Total	67

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

Properties

As of the date of this annual report, we own the following properties: 200 Town Centre Boulevard, 260 Town Centre Boulevard and 95-105 Moatfield Drive. We have commercial tenants at each of the locations All leases are with independent third parties, except as indicated below for three subsidiaries that lease space at 200 Town Centre Boulevard. We intend to use any vacant space that becomes available in any building for use by us and our subsidiaries. We also plan to develop the two office buildings at 95-105 Moatfield Drive to be the Visionary University Town.

200 Town Centre Boulevard

The property is a 2.09-acre property site with an office/commercial building located at 200 Town Centre Boulevard, Markham, Ontario, Canada. The building is 52,157 square feet and has a total of 18 units. The nine leases with unaffiliated third parties range in size from approximately 1,800 to 6,200 square feet, with rents from approximately $5,000 to $18,000 per month and expiration dates between February 2022 and July 2027. Three of our subsidiaries, Toronto Art Academy, Lowell Academy and 7621531 Canada Inc., lease between approximately 1,000 and 1,700 square feet each with rents from approximately $3,000 to $4,700 per month that expire between August 2023 and August 2026. The Company entered a sale agreement with an unrelated party in July 2023, and the carrying value of property has been reclassified as “assets held for sale” as of March 31, 2023. The building also carried mortgage in the aggregate amount of CAD $6.5 million and a private mortgage of CAD $4.0 million. The deal was not completed in fiscal year 2024.Currently, the Company is upgrading and renovating the property and plans to submit renovation proposals to the government to convert the properties into mixed-use and high-end residential apartments, taking advantage of favorable current Canadian policies with respect to the surplus of commercial real estate and the shortage of mixed-use and high-end apartments.

260 Town Centre Boulevard

The property is a 1.73-acre property site with an office/commercial building located at 260 Town Centre Boulevard, Markham, Ontario, Canada. The building is 39,252 square feet and has a total of five units. At this location, the five units are leased to unaffiliated third parties, who rent between approximately 4,400 and 13,700 square feet for rents ranging from approximately $15,000 to $35,000 per month and terms that expire between June 2022 and October 2024. The Company entered a sale agreement with an unrelated party in July 2023, and the carrying value of property has been reclassified as “assets held for sale” as of March 31, 2023. The building also carried mortgage in the aggregate amount of CAD $6.6 million. The deal was not completed in fiscal year 2024. Currently, the Company is upgrading and renovating the property and plans to submit renovation proposals to the government to convert the properties into mixed-use and high-end residential apartments, taking advantage of favorable current Canadian policies with respect to the surplus of commercial real estate and the shortage of mixed-use and high-end apartments.

41 Metropolitan Road

On June 22, 2023, Visionary Holdings Inc. (the “Company”) sold its warehouse located at 41 Metropolitan Road E., Toronto, Canada (the “41 Metropolitan Building”) for CAD18 million to an unrelated purchaser for cash. The 41 Metropolitan Building was acquired by the Company in 2019 when the Company acquired 123 Real Estate Development Ontario Ltd., an affiliated company under common ownership with Ms. Fan Zhou, our former chairperson and chief executive officer. The 41 Metropolitan Building carried mortgages in the aggregate amount of approximately CAD13.6 million. The net proceeds of cash to the Company from the sale of the 41 Metropolitan Building was approximately CAD3.3 million. The Company sold its 41 Metropolitan Building to reduce its real estate holdings.

95-105 Moatfield Drive

On September 23, 2022, the Company completed the acquisition two office buildings with a total of approximately 411,000 square feet, for aggregate consideration of C$93.9 million. The Company plans to develop the two building for the development of industry-education integration in new businesses, which is expected to build a solid foundation for its future development, expand its education programs, and greatly scale its business.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Although we can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity on March 31, 2024 and 2023.

On June 27, 2023, Visionary Education Technology Holdings Group, Inc. (“Visionary”) and Fan Zhou (“Zhou”), filed an Application in the Ontario Superior Court of Justice, Toronto, Canada (“Ontario Application”) under 14.0593)(e) of the Canadian Rules of Civil Procedure. The Notice of Application initiates a lawsuit in Canada for breach of contract against the former executives of Visionary, Dr. Thomas Traves and Mr. Ken Chan, in connection with a certain agreement that was made between Visionary and Dr. Thomas Traves and Mr. Ken Chan on or about June 19, 2022, and documented through a Memorandum dated June 19, 2022 (the “Memorandum Agreement”). In support of the Ontario Application, on July 20, 2023, Visionary, Zhou and an entity wholly owned by Zhou filed an Application and Complaint for Temporary Restraining Order, Preliminary Injunction and for Declaratory Judgment in Superior Court, County of Wake, North Carolina, against Issuer Direct Corporation, the transfer agent to prevent Dr. Traves and Mr. Chan from assigning and/or removing certain restriction on Visionary’s common shares issued to Dr. Traves and Mr. Chen under the Memorandum Agreement. The case is in the early stage of litigation and it is premature to assess and predict the outcome of this pending litigation.

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

Results of Operations

For the Years Ended March 31, 2024, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2024 against fiscal 2023.

	For the Years Ended March 31,
	2024		2023
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$9,380,985	100.0%	$8,432,511	100.0%	$948,474	11.2%
Cost of sales	6,841,136	72.9%	4,669,191	55.4%	2,171,945	46.5%
Gross profit	2,539,849	27.1%	3,763,320	44.6%	(1,223,471)	(32.5)%
Operating expenses
General and administrative expenses	1,148,172	12.2%	1,227,424	14.6%	(79,252)	(6.5)%
Professional fees	2,907,676	31.0%	968,435	11.5%	1,939,241	200.2%
Salaries and compensations	812,388	8.7%	1,136,676	13.5%	(324,288)	(28.5)%
Total operating expenses	4,868,236	51.9%	3,332,535	39.5%	1,535,701	46.1%
Income (loss) from operations	(2,328,387)	(24.8)%	430,785	5.1%	(2,759,172)	(640.5)%
Other income (expenses)
Interest expense, net	(5,835,449)	(62.2)%	(2,955,008)	(35.5)%	(2,880,441)	97.5%
Accretion interest	(285,625)	(3.0)%	(320,497)	(3.8)%	34,872	(10.9)%
Government subsidies	–	–	109,723	1.3%	(109,723)	(100.0)%
Impairment loss	(49,784)	(0.5)%	–	–	(49,784)	N/A
Change in fair value on warrants	1,536,494	16.4%	(1,565,570)	(18.6)%	2,462,064	(157.0)%
Change in fair value on convertible debenture	367,663	3.9%	(157,010)	–	524,673	(334.2)%
Gain on disposal of properties	8,614,079	91.8%	–	–	8,614,079	N/A
Loss on acquisition deposit	(336,892)	(3.6)%	–	–	(336,892)	N/A
Loss on disposal of subsidiaries	(163,405)	(1.7)%	–	–	(163,405)	N/A
Other income	22,764	0.2%	23,605	0.3%	(841)	(3.6)%
Total other expenses	3,869,845	41.3%	(4,864,757)	(57.7)%	8,094,602	(166.4)%
Income (loss) before income taxes	1,541,458	16.4%	(4,433,972)	(52.6)%	5,335,430	(120.3)%
Provision (credit) for income taxes	574,209	6.1%	(861,864)	(10.2)%	1,436,073	(166,6)%
Net income (loss)	$967,249	10.3%	(3,572,108)	(42.4)%	3,899,357	(109.2)%

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

Revenues

Revenues increased by $0.9 million, or 11.2%, to approximately $9.4 million in fiscal 2024 from approximately $8.4 million in fiscal 2023. The increase in revenue was principally due to increase of rent revenue of $0.9 million in fiscal 2024, with a stable tuition revenue in fiscal 2024. In fiscal 2024, the Company had $nil revenue generated from construction and sale of vacant lands.

Revenues increased by $3.2 million, or 60.7%, to approximately $8.4 million in fiscal 2023 from approximately $5.2 million in fiscal 2022. The increase in revenue was principally due to increase of rent revenue of $4.8 million in fiscal 2023, offset by no sales of land in fiscal 2023. In fiscal 2022, the Company had $2.3 million from the sales of vacant land.

Revenue by Type

	For the Year Ended March 31,
	2024		2023
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$8,019,186	85.5%	$7,090,140	84.1%	$929,046	13.1%
Tuition revenue	1,361,799	14.5%	1,342,371	15.9%	19,428	1.4%
Construction revenue	–	0.0%	–	–%	–	N/A
Sales of vacant land	–	0.0%	–	–%	–	N/A
Total	$9,380,985	100.0%	$8,432,511	100.0%	$948,474	11.2%

	For the Year Ended March 31,
	2023		2022
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$7,090,140	84.1%	$2,298,198	43.8%	$4,791,942	208.5%
Tuition revenue	1,342,371	15.9%	669,442	12.8%	672,929	100.5%
Construction revenue	–	–	8,117	0.1%	(8,117)	(100.0)%
Sales of vacant land	–	–	2,272,704	43.3%	(2,272,704)	(100.0)%
Total	$8,432,511	100.0%	$5,248,461	100.0%	$3,184,050	60.7%

Rent revenue

Revenue from rent increased by $0.9 million, or 13.1%, from $7.1 million in fiscal 2023 to $8.0 million in fiscal 2024. The increase in rent revenue was mainly due to the revenue generated from the newly purchased office building in September 2022. In fiscal 2023, it generated rental income of $4.9 million for 6 months and in fiscal 2024, it generated rental income of 6.6 million for 12 months. In addition, one office building was sold in June 2023 which generated rental income of $0.7 million in fiscal 2023 and less than $0.2 million rental income in fiscal 2024. The rental income in general decreased in fiscal 2024 due to economic downward post to pandemic.

Revenue from rent increased by $4.8 million, or 208.5%, from $2.3 million in fiscal 2022 to $7.1 million in fiscal 2023. The increase in rent revenue was mainly due to the revenue generated from the newly incorporated subsidiary with has office building for rent revenue. In fiscal 2023, it generated rent income of $4.9 million.

Tuition revenue

Revenue from tuition income increased by $0.1 million, or 1.4%, from $1.3 million in fiscal 2023 to $1.4 million in fiscal 2024. The total tuition income was stable for fiscal 2024 and 2023. However, the tuition income from Toronto Eschool decreased by $0.1 million in fiscal 2024, and the tuition income from Max the Mut College of Animaiton (“MTM”) increased by $0.2 million in fiscal 2024, and tuition revenue from other educational subsidiaries, including Lowell Academy, Toronto Art Academy and Conbridge are all decreased slightly in fiscal 2024. The increase of tuition revenue from MTM was mainly due to increase of tuition fee per student consistent with the inflation past pandemic.

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

For our subsidiary Max the Mutt College of Animation, the college had total enrollment of 134 students in 2024, which includes 43 domestic students and 91 international students. 173 students in 2023, which includes 123 domestic students and 50 international students. Benefit from the reputation over its 26 years in animation education, we believe our resource and management have positioned well to maintain healthy and sustainable growth of Max the Mutt College of Animation fiscal 2025.

The number of students enrolled in our online learning platform in Toronto ESchool was 313, 357, and 305 for fiscal 2024, fiscal 2023 and fiscal 2022, respectively. These students enrolled in a total of 424 courses, 504 courses, and 623 courses in fiscal 2024, fiscal 2023 and fiscal 2022, respectively. The average fee for each course was $735, $584, and $550 for fiscal 2024, fiscal 2023 and fiscal 2022, respectively.

With the economic recovery from COVID-19 and the ease of international travel restrictions, more international students are expected to come back to Canada for better education. We expect more students to enroll in our OSSD courses, vocational college course and animation programs in fiscal 2025.

Construction revenue

We did not record any revenue from our decoration and construction business in fiscal 2024 and 2023. We had no significant income from our construction business in fiscal 2022.

Sales of vacant land

We had no sales of vacant land in fiscal 2024 and 2023. We sold 8 lots of vacant land in fiscal 2022 and generated revenue of approximately $2.3 million. As of March 31, 2022, we had no vacant land for future sales.

Gross profit

Our gross profit decreased by $1.2 million, or 32.5%, to $2.5 million in fiscal 2024 from $3.7 million in fiscal 2023. Gross margin was 27.1% in fiscal 2024, as compared with 44.6% in fiscal 2023. The decrease of 17.5% in the gross profit margin was primarily attributable to the lower gross profit margin for our rental business segment because of the increased costs in connection with the newly purchased office buildings with low occupancy rates and the higher gross profit margin from our education segment due to lower staffing costs.

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

Our cost and gross profit by revenue types are as follows:

	For the year ended March 31, 2024			For the year ended March 31, 2023
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$6,325,094	$1,694,092	21.1%	$3,899,012	$3,191,128	45.0%	$2,426,082	(1,497,036)	(23.9)%
Education business	516,042	845,757	62.1%	770,179	572,192	42.6%	(254,137)	273,565	19.5%
Total	$6,841,136	$2,539,849	27.1%	$4,669,191	$3,763,320	44.6%	$2,171,945	(1,223,471)	(17.5)%

	For the year ended March 31, 2023			For the year ended March 31, 2022
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$3,899,012	$3,191,128	45.0%	$1,322,188	$976,010	42.5%	$2,576,824	2,215,118	2.5%
Education business	770,179	572,192	42.6%	319,913	349,529	52.2%	450,266	222,663	(9.6)%
Construction business	–	–	–	4,663	3,454	42.6%	(4,663)	3,454	–
Cost of vacant land	–	–	–	990,261	1,282,443	56.4%	(990,261)	(1,282,443)	–
Total	$4,669,191	$3,763,320	44.6%	$2,637,025	$2,611,436	49.8%	$2,032,166	1,151,884	5.1%

Cost of revenue for our rental business increased by $2.4 million from $3.9 million in fiscal 2023 to $6.3 million in fiscal 2024. Gross margin decreased from 45.0% in fiscal 2023 to 21.1% in fiscal 2024. The increased cost of revenue and decreased gross margin were mainly due to increased costs in connection with the newly purchased office buildings with low occupancy rate in fiscal 2024 compared to fiscal 2023. One major tenant signed lease termination agreement with us in September 2022 and its last rent payment was up to July 2023.

Cost of revenue for our rental business increased by $2.6 million from $1.3 million in fiscal 2022 to $3.9 million in fiscal 2023. Gross margin increased from 42.5% in fiscal 2022 to 45.0% in fiscal 2023. The increased cost of revenue and gross margin were mainly due to increased costs in connection with the newly purchased office buildings.

Cost of revenue for our education program decreased from $770,179 in fiscal 2023 to $516,042 in fiscal 2024, and gross profit increased from $572,192 in fiscal 2023 to $845,757 in fiscal 2024. Our gross margin increased from 42.6% in fiscal 2023 to 62.1% in fiscal 2024. The increase in gross margin was mainly due to sharing of staffing costs among different subsidiaries. We believed that the combination of online self-learning, online interactive instructions, as well as in-person education in our education platforms, MTM Animation and vocational college provided by our qualified instructors will be our competitive advantage compared to other education providers.

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

We did not incur significant costs in our construction business in fiscal 2024, 2023 and 2022 due to less management focus on this segment. During fiscal 2022, we incurred costs of $4,663 in our construction business.

We did not have sales of vacant land or property in fiscal 2024 and 2023. Cost of revenue for the sales of vacant land was $1.0 million and the gross profit generated was $1.3 million in fiscal 2022. The Company sold 8 lots of vacant land in fiscal 2022, and no inventory of vacant land since then.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, travel expenses, commission expense, insurance expenses, and depreciation and amortization expenses. General and administrative expenses decreased by $79,252, or 6.5%, from $1,227,424 in fiscal 2023 to $1,148,172 in fiscal 2024. The decrease was mainly due to an increase of $1.1 million on amortization (i) from two buildings transferred from assets held for sales to used propert and equipment as we change in our future plans in fiscal 2024 and (ii) the full-year amortization of office building purchased in September 2022, partly offset by the decrease of our office expenses, travel expenses, commission expense and insurance. Our general and administrative expenses represented 12.2% and 14.6% of our total revenue for fiscal 2024 and 2023, respectively.

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

Professional fees

Our professional fees increased by $1,939,241, or 200.2%, from $968,435 in fiscal 2023 to $2,907,676 in fiscal 2024, representing 31.0% and 11.5% of our total revenue for fiscal 2024 and fiscal 2023, respectively. The increase was mainly due to a total of $1.9 million consulting fee settled by our common shares in fiscal 2024. Our regular legal and accounting fees were stable and slightly decreased from the prior year.

Our professional fees increased by $617,799, or 176.2%, from $350,636 in fiscal 2022 to $968,435 in fiscal 2023, representing 11.5% and 6.7% of our total revenue for fiscal 2023 and fiscal 2022, respectively. The increase was mainly due to the increased legal fees and accounting fees.

Salaries and compensations

Our salaries and compensations decreased by $324,288 or 28.5%, from $1,1,36,676 in fiscal 2023 to $812,388 in fiscal 2024, representing 8.7% and 13.5% of our total revenue for fiscal 2024 and 2023, respectively. The significant decrease was mainly due to the reduction of our budget on our administrative team in both of our rental business and our educational business.

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

Interest expense, net

Our interest expense increased by $2.8 million, from $3.0 million in fiscal 2023 to $5.8 million in fiscal 2024. The significant increase was mainly due to the increase of prime rate by Bank of Canada (from 2.7% as of April 1, 2022 to 7.20% as of March 31, 2024) which has significant impact on all our outstanding mortgages with variable interest rates and the increase of two private 2nd mortgage with principal balance of $6.7 million in the middle of fiscal 2023.

Our interest expense increased by $2,048,610, from $906,398 in fiscal 2022 to $2,955,008 in fiscal 2023. The significant increase in interest expense was mainly due to newly acquired Moatfield property which has a bank loan with principal of $44.3 million , and also two new 2nd mortgages with principal balance of 6.7 million and increased mortgage interest rate in fiscal 2023.

Government subsidies

We received $nil, $109,723 and $490,171 from the Canada Emergency Wage Subsidy program and Canada Emergency Rent Subsidy program in fiscal 2024, 2023 and 2022, respectively.

Impairment expenses

In fiscal 2024, we recorded impairment loss of $49,784 for the property and equipment at MTM due to out of date for its computer and software used in animation education. In fiscal 2022, we recorded impairment loss of $379,165 for the intangible assets and goodwill in connection with the private high schools and Conbridge College, a private college because we are in the process of improving the efficiency of the operations, streamlining the business lines to focus on its core education sector, and optimizing the structure of the vocational educational business. There was no such impairment loss record based on our assessment in fiscal 2023.

Warrants expense

We recorded $893,878 debt component and $443,208 embedded derivatives at the inception date on September 19, 2022 and recognized day 1 loss of $1,565,570 due to fair value assessment. From the inception date to March 31, 2023, we further recorded loss on change in fair value of warrants liabilities of $251,237 for share warrants. On May 15, 2023, we entered into exchange agreement with the convertible note holders and 66,667 common shares were issued (1,000,000 before the share consolidation at 15:1) to exchange for Series B warrants. The deal was closed on May 15, 2023. For fiscal 2024, we recognized gain of $1,536,494 on Series A and B warrants on change of fair value of warrant liabilities recognized. There was no warrant liabilities or corresponding changes in valuation in fiscal 2022.

Loss on convertible debenture valuation

In fiscal 2023, we recorded loss of $157,010 on change in fair value of a convertible note with a debt component and the embedded derivative components issued on September 19, 2022. In June 2024, the convertible note holders elected to convert the outstanding principal of $1.5 million, along with the accrued interest of $147,130 into 449,977 (6,749,650 shares before the share consolidation) common shares. In fiscal 2024, we recognized a gain of $367,663 on fair value of the embedded derivative components. There was no convertible note or corresponding changes in valuation in fiscal 2022.

Other income

We had other income of $22,764, $23,605 and $20,709 in fiscal 2024, 2023 and 2022, respectively, mainly from referral commissions.

Loss before income taxes

We had income before income taxes of approximately $1.5 million in fiscal 2024, as compared to loss before income taxes of approximately $4.4 million in fiscal 2023. The increase of income before income taxes was primarily attributable to a gain of $8.6 million on disposal of four rental property, a gain of $1.9 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, as well as increased other expenses as discussed above.

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

Recovery for current and deferred income taxes

We had no provision of current income tax in fiscal 2024 due to losses carried forward from prior years, as compared to an income tax recovery of $64,768 in fiscal 2023 as we had loss before tax. We also had a deferred income tax expense of $574,209 in fiscal 2024.

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

Net income (loss)

We had net income of $967,249 and net loss of $3,572,108 for fiscal 2024 and fiscal 2023 respectively. The increase of net income was primarily attributable to the gain of $8.6 million on disposal of four rental property, gain of $1.9 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, as well as increased other expenses as discussed above.

We had net loss of $3,572,108 and $56,474 for fiscal 2023 and fiscal 2022 respectively. The increase of net loss was primarily attributable to the increased operating expenses, interest expenses, as well as increased other expenses as discussed above.

Cash Flows

For the Years Ended March 31, 2024, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(4,103,676)	$335,919	$6,361,523
Net cash provided by (used in) investing activities	13,078,314	(63,413,360)	(24,284,231)
Net cash (used in) provided by financing activities	(9,478,590)	63,871,642	17,535,259)
Effect of exchange rate change on cash	(14,585)	(312,010)	6,522
Net (decrease) increase in cash	(518,537)	482,192	(380,927)
Cash and restricted cash, beginning of year	1,291,881	809,689	1,190,616
Cash and restricted cash, end of year	$773,344	$1,291,881	$809,689

Operating Activities

Net cash used in operating activities was approximately $4.1 million in fiscal 2024, compared to cash provided by operating activities of approximately $0.3 million in fiscal 2023. The increase in net cash used in operating activities was primarily attributable to the following factors:

•	Prepayments and other receivable increased by approximately $0.7 million in fiscal 2024, compared with an increase of approximately $0.4 million in fiscal 2023. The increase was mainly due to the payments made by Visionary Shanghai to start its business in China in fiscal 2022.

•	Deferred revenue decreased by approximately $0.4 million in fiscal 2024 compared with an increase of approximately $0.9 million in fiscal 2023. The decrease was mainly due to a decrease in student enrollments in fiscal 2024.

Plus:
•	We had net loss of $3.7 million in fiscal 2024, after the adjustments of all non-cash items, compared to a net loss of $0.7 million in fiscal 2023, after the adjustments of all non-cash items.

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

Investing Activities

Net cash provided by investing activities was approximately $13.1 million in fiscal 2024, compared to net cash used in investing activities of $63.4 million in fiscal 2023. The increase in net cash provided by investing activities was primarily attributable to the proceed from disposal of office buildings for approximately $13.9 million in cash and the writing off of the deposits made on a property in New York State, as well as the payments made to acquire a vacant land for approximately $1.3 million.

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

Financing Activities

Net cash used in financing activities was approximately $9.5 million in fiscal 2024, compared to net cash provided by financing activities of approximately $63.9 million in fiscal 2023. The increase in net cash used in financing activities in fiscal 2024 was primarily attributable to the mortgages payoff of approximately 6.1 million in connection with the disposal of office building in June 2023. In May 2023, we settled our convertible notes of $1.5 million with embedded convertible feature by exchange of common stocks. When we converted our Series B warrants by conversion of our common stocks, we obtained subscription proceeds of approximately 1.7 million. In addition, our controlling shareholder Ms. Fan Zhou withdrew approximately $4.2 million from the Company from her advances account and reduce her advance to the Company from $4.2 million to few thousand dollars.

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

On May 19, 2022, the Company closed its initial public offering (“IPO”) of 283,333 (4,250,000 shares before the share consolidation) common shares at a public offering price of $4.0 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million.

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

In fiscal 2023, the Company’s controlling shareholder Ms. Fan Zhou withdrew approximately $2.9 million from the Company from her advances account and reduce her advance to the Company from $7.1 million to $4.2 million.

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

Credit Facility

As of March 31, 2024, we had outstanding loans totaling approximately $55.0 million from banks in Canada and approximately $7.5 million from private lenders. Ms. Zhou, the controlling shareholder, had also periodically advanced funds to support our operations when needed. These advances were non-interest bearing and due upon demand.

Working Capital

As of March 31, 2024 we had cash and cash equivalents of approximately $0.6 million. Our current assets were approximately $2.1 million, and our current liabilities were approximately $69.7 million, including mortgage balance of $11.0 million for 2 office buildings held for rental, $44.0 million mortgage in default from Bank of China, $6.6 million of two short-term private mortgages, and $3.4 million liabilities from accounts payable and accrued liabilities, which resulted in a negative working capital of $67.6 million. Total shareholders’ equity as of March 31, 2024 was approximately $17.8 million.

As of March 31, 2023 we had cash and cash equivalents of approximately $0.6 million. We also had short-term investments of approximately $51,723, which could be used as working capital when needed. Our current assets were approximately $22.3 million, including approximately $20.3 million assets held for sale (3 office buildings owned by GV, Animation and NeoCanaan), and our current liabilities were approximately $80.5 million, including mortgage balance of $19.7 million for 3 office buildings held for sale, $45.4 million mortgage in default from Bank of China, $6.8 million of two short-term private mortgages, and $1.3 million liabilities from convertible loan, which resulted in a negative working capital of $58.1 million. Total shareholders’ equity as of March 31, 2023 was approximately $12.7 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We plan to fund working capital through our operations, selling 3 office buildings in the market, bank borrowings and additional loans and loan guarantees from Ms. Zhou. We expect to be able to refinance all of our loans upon maturity based on past experience and our good credit history.

On May 19, 2022, we closed our IPO of 283,333 (4,250,000 shares before the share consolidation) Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million.

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

Loan Facilities

As of March 31, 2024 and 2023, the details of all bank loans are as follows:

	March 31,	March 31,
	2024	2023

Canada Emergency Business Account Program (“CEBA Loan”) (1)	$–	$118,224
HSBC Bank – (see note 4)	11,027,234	–
Bank of China (“BOC”) (2)	43,990,600	44,149,424
Private mortgage at 95 Moatfield (3)	3,696,000	3,694,500
Private mortgage at 200/260 Town Centre – (see note 4)	2,954,400	–
TD Trust (4)	–	7,218
RBC line of credit (5)	–	21,982
Private mortgage for Bethune (6)	812,460	–
Less: unamortized financing cost	(54,251)	(296,648)
	62,423,443	47,694,700
Less: current portion of bank loans	(62,423,443)	(47,694,700)
Total	$–	$–

(1)	As at March 31, 2022, the Company received a loan of $217,470 (C$300,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and has been extended to December 31, 2023. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $72,490 (C$100,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date. As a result, the amount of $72,490 (C$100,000) which is expected to be forgiven was recognized as government subsidies by March 31, 2022. During the year ended March 31, 2023, the Company has excluded one CEBA loan from business separation at Princeton Education. As at March 31, 2023, the Company has outstanding CEBA loan balance of $177,336 (C$240,000) and only unforgiveness portion of $118,244 (C$160,000) was recorded as bank loan payable on the consolidated balance sheet. As at March 31, 2024, the Company has fully paid back the unforgiven portion of CEBA loan and nil balance outstanding.

(2)	In connection with the purchase of two office buildings at 95/105 Moatfield Dr. at the cost of $69.4 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $44.3 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As at March 31, 2024 and 2023, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call.

(3)	On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.69 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The loan was extended. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2023, the loan balance was $7,218 (C$9,769). The maturity date is February 1, 2024. The Lowell Academy was deconsolidated from the Group as at March 31, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2023, a balance of $21,887 (C$29,750) was outstanding from this credit facility. The Lowell Academy was deconsolidated from the Group as at March 31, 2024

(6)	On December 15, 2023, the Company purchased 100% share in Bethune from a unrelated party, and consolidated Bethune as one wholly owned subsidiary. On December 15, 2023, Bethune had a piece of land with the carrying value of $1,314,708 (C$1,780,000) and a mortgage with a principal balance of $812,460 (C$1,100,000) from a unrelated individual. The mortgage has an open term as of March 31, 2024, with a fixed interest rate of 10% per annum on the principal balance of $738,600 (C$1,000,000) and a fixed interest of 15% per annum on the principal balance of $73,860 (C$100,000). The mortgage is collateral by the land. The Company agreed to assume the mortgage principal balance and the monthly interest payments effective on January 1, 2024.

Capital Expenditures

Our capital expenditures consisted primarily of expenditures for the purchase of fixed assets, intangible assets and business acquisition as a result of our business growth. Our capital expenditures amounted to approximately $1.3 million and $62.7 million for fiscal 2024 and 2023, respectively.

On May 19, 2021, the Company entered into a purchase agreement to purchase two office buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, Toronto, for a total price of $68.7 million (C$93.3 million). The deal was closed on September 23, 2022, and the Company obtained a bank loans of $44.3 million (C$60 million) from Bank of China. The two office buildings are pledged as collateral to secure the loans, are guaranteed by the subsidiary with the ownership, and also guaranteed by Ms. Fan Zhou personally and the Company.

Contractual Obligations

As of March 31, 2024, our contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$46,686	$19,739	$26,946	$–	$–
MTM Animation acquisition	133,002	133,002	–	–	–
Repayment of other loan payable	767,133	511,422	255,711	–	–
Repayment of bank loans	62,412,996	62,412,996	–	–	–
Total	$63,359,816	$63,077,159	$282,657	$–	$–

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2024 and 2023, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions in which we have been a participant and in which the amount involved in the transactions is material to us or the related party.

The relationship of main related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Director of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
Kelly Xu	Operation manager and minority shareholder of Lowell
Katy Liu	Employee
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool

(1)	Due from related party

As of March 31, 2024 and 2023, due from related party consists of the following:

	March 31,	March 31,
	2024	2023

Due from Kelly Xu (Lowell Academy)	$76,888	$191,595

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As of March 31, 2024, Lowell Academy is not a subsidiary of the Company.

(2)   Due to related parties

	March 31,	March 31,
Name	2024	2023

Ms. Fan Zhou (a)	$3,872	$4,165,912
Katy Liu (b)	322,768	–
Total	$326,640	$4,165,912

(a)	The balance represented unsecured, due on demand and interest free borrowings between the Company and Ms. Fan Zhou.
(b)	On April 1, 2023, the Company entered a one year loan agreement with one employee, and agreed to pay back the principal balance of $258,510 (C$350,000) plus the accrued interest of 64,258 (C$87,000) at the maturity date. As at March 31, 2024, the balance of 322,768 was outstanding with an interest rate of 20% annual after the maturity date.

Related Party Transactions

The Audit Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

Future Development

Subsequent to the year ended March 31, 2024, we continued to optimize and acquire assets in the education and related business. Below are some major activities:

On May 29, 2024, the Company effected effect a share consolidation of its ordinary shares at a ratio of one (1) post-split ordinary share for every fifteen (15) pre-split ordinary shares (the "Share Consolidation") so that every fifteen (15) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company from 55,368,883 shares to approximately 3,691,259 shares.

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

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition, and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

In November 2023, the FASB issued ASU No. 2023-07, “Improvements to Reportable Segment Disclosures” (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. Management is currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Zhong Chen	64	Chief Executive Officer, Chief Financial Officer, Director,
William Chai(1)(3)(4)(5)	64	Chairman of the Board of Directors
Marc Kealey(1)(3)(4)(5)	63	Vice-Chairman of the Board of Directors
Fan Zhou(2)	59	Director
Simon Tang(1)(3)(4)(5)	65	Director

__________________

(1) Indicates independent director.

(2) Fan Zhou, our founder and previously a majority shareholder, was our Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a director from August 20, 2013 and as executive director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and re-elected as a director. On December 14, 2022, Ms. Zhou was re-appointed as our Chief Executive Officer. On June 6, 2023, the Board appointed Ms. Zhou as the Chairman of the Board. Ms. Zhou resigned from the positions of the Chief Executive Officer and Chairman on February 6, 2024 and remains as a director of the Company.

(3) Audit Committee member.

(4) Nominating and Corporate Governance Committee member.

(5) Compensation Committee member.

Biographical Information

Zhong Chen, Chief Executive Officer, Chief Financial Officer, Director

Zhong Chen, age 64, is our Chief Executive Officer, Chief Financial Officer, and director. Mr. Chen has over 27 years of experience in development, construction, and architectural management. He has been serving as the President of Addington Development in Toronto, Canada since 2010, which under his leadership successfully raised over $150 million CAD through various financings and improved construction processes and reduced costs by 15%. Prior to Addington Development, Mr. Chen was the President & Chief Representative at P&H International Architects in Toronto and Shanghai from 2000 to 2018, where he led extensive urban and residential projects and earned multiple design awards. From 1993 to 2008, he was the President of Olympic Construction and Installation Engineering Company in Shanghai, where he won two China Luban Awards for construction excellence. Mr. Chen holds an Executive MBA (EMBA) from Nanyang Technological Institute in Singapore. Mr. Chen obtained his Bachelor of Science (B.S.) in Physics from Shanghai University of Science and Technology, China.

Fan Zhou, Director

Fan Zhou serves as our director and founder. Ms. Zhou was the Chief Executive Officer from April 1, 2020 to October 31, 2020 and from December 14, 2022 until February 8, 2024. Ms. Zhou served as a director from August 20, 2013 and as the Executive Director from March 24, 2021 until December 15, 2021. On June 27, 2022, she was re-appointed as Executive Director and a director, and was appointed as Chairman of our Board of Director on June 6, 2023. She resigned as a Chief Executive Officer and the Chairman of the Board as of February 6, 2024. Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the Director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 and 2004, she served as the Director of the China Branch of Xintra in Guangzhou, China, and later the Chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the Director for the International Financial Management Association, South China Chapter and the Chair and Chief Executive Officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the Marketing Director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the Director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the Executive Chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China.

William Chai, Chairman of the Board of Directors, Member of the Audit, Compensation and Nominating Committees

Mr. William Chai serves as of November 22, 2022 as a member of the Board and a Chairman of the Audit Committee, a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Board. Mr. Chai was elected as the Chairman of the board of directors on February 6, 2024. Mr. Chai has over 35 years’ experience in business investment, venture capital investment, fund management, and fundraising. For the past five years, Mr. Chai has served as one of the founding partners of Global Call to Acton Against Poverty, a nonprofit organization and global network, which works with the United Nations and World Health Organization to support people in their struggles for justice and against poverty and inequality. Mr. Chai is also a senior advisor at Global Innovation Centre, a global think tank. He is a director at Alpha Ring International Ltd., a company headquartered in California that provides software, industrial engineering, and green energy optics. Mr. Chai earned his Bachelor of Science in Electrical Engineering from National Cheng Kung University in Taiwan, a Master of Science in Systems Engineering from Arizona State University, a EMBA degree in Business Administration from National Chengchi University in Taiwan, and an honorary doctorate degree in Management from the International Academy of Public Welfare Corporation.

Marc Kealey, Director, Vice-Chairman, Member of the Audit, Compensation and Nominating Committees

D. Mark Kealey serves as of March 22, 2024 as a director, vice chairman of the board, and a member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company. He had previously served as the Chairman of the Board from November 2022 until he resigned in June 2023. Mr. Kealey has over 30 years’ experience in business and advocacy. He has been the President of K&A Inc. since 2007, a public policy and business management firm located in Mississauga, Ontario Canada, where he has been active in prescription drug reform, smoke free legislation, cannabis regulation and cross border healthcare initiatives. Prior to K&A Inc., Mr. Kealey served as CEO of Ontario Pharmacists’ Association, the largest professional organization serving the interests of pharmacists in Canada from February 2004 to September 2007. Prior to that, Mr. Kealey served as General Manager at AECL from June 1999 to February 2004, where he led the CANDU technology team in Asia, particularly in China and Eastern Europe; he helped to interface with governments where CANDU nuclear reactors were either in operation or under construction and integrated healthcare system delivery with projects in Qinshan, China and Cernavoda, Romania. Mr. Kealey sits on the University of Waterloo’s School of Pharmacy advisory board as well as on a number of boards in the for-profit and non-for-profit sectors including the Canada India Foundation and the Jamaica Disaster Relief and Resilience Initiative in Jamaica. He sits on the board of CITIZN, a global social network. In 2022, he was appointed to the Board of Wounds Canada, as well as to the Board of “Resilient Kids Canada”, a charity for young people. He is also a director at CHG Inc.– a Canadian hospital development group. Mr. Kealey is a graduate of St. Jerome’s University at the University of Waterloo and attended Kent State University in Ohio and Queen’s University in Kingston, Ontario.

Dr. Simon Tang, Director, Member of the Audit, Compensation and Nominating Committees

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

Director Independence

We have three directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. Our Board has determined that the following director are “independent” as such directors do not have a direct or indirect material relationship with our company: Dr. Simon Tang, William Chai, and Marc Kealy.

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

Summary Compensation Table

We set out below certain disclosure on compensation paid to our executives on an aggregate basis for the year ended March 31, 2024, as disclosure of compensation on an individual basis is not required in our home country and is not otherwise publicly disclosed by us.

(U.S. dollars in thousands)	All executive officers
Base compensation	$139,668
Bonuses	–
Additional benefit payments	–
Total cash compensation	$139,668

Executive Compensation Agreements

Zhong Chen, CEO and CFO and Director

The employment agreement with Zhong Chen, our Chief Executive Officer, Chief Financial Officer, effective April 22, 2024, board member, effective July 18, 2024. Entitles Zhong Chen to an annual base salary of $150,000, with an additional $350,000 in performance bonuses in the form of the company stocks, contingent upon year-end performance. The employment agreement is at-will and requires that Mr. Chen provide four weeks’ notice in the event she resigns. The employment agreement also contains non-solicitation, confidentiality, and non-compete terms and provisions.

Fan Zhou, Director

The employment agreement with Fan Zhou, our Chief Executive Officer, effective December 14, 2022, entitled Ms. Fan Zhou to an annual base salary of $75,301. Ms. Zhou has been paid $15,887 as the salary for year ended March 31, 2023 and $83,333 for the year ended March 31, 2024. The employment agreement is at-will and requires that Ms. Zhou provide four weeks’ notice in the event she resigns. The employment agreement also contains non-solicitation, confidentiality, and non-compete terms and provisions. On February 6, 2024, Fan Zhou notified the Company of her resignation as its chief executive officer and chairperson, effective immediately. Ms. Zhou’s resignation did not result from any disagreement or disputes with the Company. Ms. Zhou remained a director of the Company.

Stock Option Plans and Stock Options

Restricted Stock Plan

On May 16, 2023, our board of directors approved our Amended and Restated 2023 Restricted Stock Plan (the “2023 Plan”) which was previously approved by the Board on May 9, 2023. The 2023 Plan allows for the award of stock, up to 333,333 common shares (5,000,000 shares before the share consolidation) ), to officers, directors, employees, and consultants.

Shares issued for services

On May 23, 2024 and on June 12, 2023, in accordance with the Amended and Restated 2023 Restricted Stock Plan adopted on May 16, 2023, the Company issued a total of 304,616 common shares (4,569,233 shares before the share consolidation) to certain employees as a reward for their services.

Director Compensation for Fiscal year 2024

In fiscal year ended March 31, 2024, we paid a total fee of $18,540 to three of our directors in that fiscal year for their services.

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

C. Board Practices

Board of Directors

We have 5 directors, three of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Currently, our board of directors assesses potential director candidates for required skills, expertise, independence and other factors, we intend to let Nominating Committee take responsibility for this action.

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

D. Employees

As of the date of this report, we had approximately 67 full time employees. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function:

Function	Number of Full-Time Employees
Management	7
Finance	4
Information Technology	2
Marketing and Publicity	10
Human Resources	1
Academy	36
Education Services	7
Total	67

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

Options, Warrants and Other Convertible Securities

None of our officers and directors hold any stock options, exercisable into common shares of the Company. Our officers and directors do not hold any other securities convertible into our common shares on March 31, 2023. On June 12, 2023, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 304,616 common shares (4,569,233 shares before the share consolidation) of the Company to certain employees and consultants of the Company as the award for the services.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of August 11, 2023 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 3,248,644 (48,729,667 shares before the share consolidation) common shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is 200 Town Centre Boulevard, Markham Ontario.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Officers and Directors:
Dr. Simon Tang	–	–
Marc Kealey	–	–
Zhong Chen	–	–
William Chai	–	–
Fan Zhou	–	–
All directors and executive officers as a group (five persons)	–	–

5% Stockholders:
3888 Investment Group Limited(1)	1,516,668	40.2%
CAKL Holdings SDN BHD	253,334	6.7%
Monolith IT Solutions Inc. (2)	259,000	6.9%
5% Stockholders as a group (three persons):	2,029,332	53.8%

________________

(1) Wanhong Wu is the sole owner of 3888 Investment Group Limited, which is the record owner of 1,516,668 Common Shares. Consequently, Ms.Wu may be deemed the beneficial owner of Common Shares held by 3888 Investment Group Limited.

(2) Wanhong Wu beneficially owns 100% of Monolith IT Solutions, Inc., which is the record owner of 253,334 Common Shares, and may be deemed to beneficially own such Common Shares held directly by Monolith IT Solutions Inc.

Transfer Agent

The transfer agent and registrar for our Common Shares is Issuer Direct Corporation, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

B. Related Party Transactions

Ms. Fan Zhou periodically provides funds to support the Company’s investment and acquisition when needed. As of March 31, 2024 and 2023, the balance due to Ms. Zhou amounted to $3,872 and $4,165,912, respectively.

An initial loan of $5,250,000, evidenced by a promissory note, is interest free and payable on demand, and a second and a third loan of $1,700,000 and $1,440,000, respectively, also evidenced by a promissory note, is interest free and is payable on March 8, 2023 and April 3, 2022, respectively, which payment date may be extended at our option. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.8 million, $0.8 million and $2.96 million to the Company. To support the installments required and also the final balance at closing for 95-105 Moatfield purchase, Ms. Zhou, borrowed approximately $4.5 million from third-party private lenders (the “Third Party Lenders”) and lent it to us as non-interest shareholder loan. The Third-Party Lender’s loans were secured by our real estate properties at 41 Metropolitan (the “Collateral”). Ms. Zhou also paid the deposit of $665,010 on a land purchase on behalf of the Company from Bethune Great Health Investment Management Inc. on June 23, 2023 (“Bethune Advance Deposit”). The Bethune Advance Deposit will have a term of one year, be non-interest bearing, and it grants us an option to extend the due date. Between April 1, 2022 and March 31, 2023, we repaid Ms. Zhou $13.0 million leaving a balance of $4.1 million as of March 31, 2023. Also, the security interest in the Collateral was released when 41 Metropolitan Rd property was sold in June 2023, where approximately $4.5 million from net proceeds of sale of Collateral was released to the Third-Party Lenders as repayment of Ms. Zhou’s loan advances to the Company and to pay down the Bethune Advance Deposit and interests charged by Third Party Lenders. As of the date of this Report, all loans and advances by Ms. Fan Zhou to the Company have been substantially repaid.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares are traded on the Nasdaq Capital Market under the symbol “GV”.

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

As of March 31, 2024, we have 3,4,37,926 Common Shares issued and outstanding, and no Preference Shares and total of 304,616 restricted common shares to employees and consultants of the Company have been issued subsequently to March 31, 2023. As of March 31, 2024 and 2023, no options were outstanding respectively. As of March 31, 2023, the Company had a convertible note which is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of (i) $4.00, and (ii) the greater of (x) the Floor Price ($0.22 per share) then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. In connection with this convertible note, the Company had granted Series A Warrant with right to purchase 85,290 common shares and Series B Warrant with rights to purchase 129,630 common shares. During the fiscal 2024, all options attached with the convertible note have been converted to 449,977 common shares, and Series B warrants have been fully exercised for 66,667 common shares. As of March 31, 2024, the Company had Series A Warrants with right to purchase 85,290 common shares. All share numbers are retroactively restated for the effect of share consolidation on May 29, 2024.

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

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Issuer Direct Corporation, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

Listing

The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “GV.”

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

Use of Proceeds

On May 19, 2022, we completed an initial public offering of 283,333 (4,250,000 shares before the share consolidation) Common Shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-263290). We received approximately $14,333,969 in net proceeds from this offering.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Remediation

During and subsequent to the year ended March 31, 2024, Management has worked to improve the Company’s internal controls. Our management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, the audit committee is composed of William Chai, Dr. Simon Tang and Marc Kealey with William Chai serving as chair. William Chai qualifies as an “audit committee financial expert” pursuant to Items 16A(b) and (c) of Form 20-F. Our Board of Directors has affirmatively determined that William Chai, Dr. Simon Tang and Marc Kealey each meet the definition of “independent director” for purposes of serving on the audit committee under the NASDAQ rules and the independence standards under Rule 10A-3 of the Exchange Act.

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

On March 4, 2024, we have appointed YCM CPA Inc. (the "Successor Auditors") as successor auditor of the Company and for the fiscal year ending March 31, 2024 to replace MNP LLP.

	Period Ended March 31,
	2024	2023
Audit Fees:	$220,000	$184,725
Audit Related Fees:
Tax Fees:	–	–
Total:	$220,000	$184,725

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE.

As a Ontario corporation listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Marketplace Rules as follows:

•	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Ontario, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

•	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our By-Laws, as amended, and Articles of Incorporation, as amended, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

•	Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Ontario, does not require us to disclose third party director and nominee compensation.

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

In addition, we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals, and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

•	we file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. As a result of our reduced reporting requirements, our shareholders may not have access to certain information they may deem important.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

As an Emerging Growth Company (EGC), under the SEC rules, we are subject to reduced disclosure obligations. Currently, we have not adopted a formal insider trading policy as we are not required by the Ontario Business Corporations Act (OBCA) or other local regulations to do so. However, we are evaluating the adoption of an insider trading policy to align with best practices and ensure compliance with applicable insider trading laws as we continue to grow and mature as a company.

ITEM 16K CYBERSECURITY

As an EGS and Smaller Reporting Company with limited operations, we have not yet adopted formal cybersecurity risk management programs or established formal processes for assessing cybersecurity risks. However, we recognize the importance of managing risks associated with cybersecurity threats and are committed to implementing and maintaining an adequate information security program as our company grows, to protect our systems and data.

Our current approach to managing cybersecurity risks involves a combination of practices applicable to all users of our information technology systems and assets, including employees and contractors. These practices include the use of technology, the implementation of policies, the provision of training, and continuous monitoring to promote security awareness and prevent security incidents.

Given the early stage of development of our projects, we believe our exposure to cyber threats is limited, primarily concerning email communications and data storage. Financial transactions are conducted through well-established financial institutions, while accounting and employee information storage is managed by an external accounting firm.

As of the date of this report, we have not experienced any cybersecurity threats or incidents over the past three years that have materially affected or are reasonably likely to affect our business, results of operations, or financial condition. However, we cannot guarantee that such incidents will not occur in the future. For more information, please refer to our risk factor “The Company is exposed to information systems and cybersecurity risks” on page 4.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Visionary Holdings Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

1.1*	Articles of Incorporation dated August 20, 2013
1.2*	Articles of Amendment dated March 25, 2021
1.3*	Articles of Amendment dated January 19, 2022
1.4*	By-Law No. 1 dated August 20, 2013
1.5*	By-Law No. 2 dated August 20, 2013
1.6*	Audit Committee Charter adopted February 15, 2022
1.7*	Compensation Committee Charter adopted February 15, 2022
1.8*	Corporate Governance and Nominating Committee Charter adopted February 15, 2022
1.9**	Amended and Restated Articles of Incorporation (Shareholder approved on August 9, 2024, pending filing of Articles of Amendment with Ontario Ministry of Public and Business Service Delivery)*
2.1**	Description of Securities*
2.2*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-1) dated August 21, 2013
2.3*	Specimen Certificate evidencing Common Shares (100 Shares, No. Com-2) dated August 21, 2013
2.4*	Specimen Certificate evidencing Common Shares (999,900 Shares, No. Com-3) dated October 15, 2021
2.5*	Form of Exchange Agreement
2.6*	Amended and Restated 2023 Restricted Stock Plan
2.7*	Form of Restricted Stock Award
2.8*	Form of Senior Secured Convertible Promissory Note
2.9*	Form of Series A Warrant
2.10*	Form of Series B Warrant
4.1*	Investment Agreement by and between Conbridge College of Business and Technology dated March 1, 2021
4.2*	Agreement by and among Farvision Education Group Inc., Bai Ning, Xu Yan, and Canada Inc./Lowell Academy dated June 12, 2021
4.3*	Share Purchase Agreement by and between Max the Mutt Animation Inc. and Farvision Education Group Inc. dated December 19, 2021
4.4*	Asset Acquisition Agreement by and between Maple Toronto Art & Performance Academy and Ontario Inc. o/a Alathena International Academy Richmond Hill dated July 27, 2020
4.5*	Maple Toronto Art & Performance Academy Inc. Joint Venture Agreement by and between Farvision Education Group Inc. and Ontario Inc. dated July 15, 2020
4.6*	Merger and Acquisition Agreement by and among 123 Real Estate Development Ontario Ltd., Wang Xiao Feng, and PrideMax Construction Group Inc. dated February 25, 2019
4.7*	Merger and Acquisition Agreement by and among 123 Natural Food Ontario Ltd., China Youth (Canada) Langton Education Technology Co., and Toronto ESchool Inc., dated November 15, 2017
4.8*	Acquisition Agreement by and among Farvision Education Group Inc., Hassan Mirazi, and Toronto High School Inc., dated November 1, 2020
4.9*	Memorandum of Understanding by and between Halifax Language Institute of Canada and Farvision Education Group Inc. dated June 28, 2021
4.10*	Memorandum of Understanding by and between Farvision Education Group Inc. and University Canada West dated February 17, 2021

4.11*	Education Recruitment Agent Agreement by and between Canadian Business Skills College of Technology and Farvision Education Group dated May 20, 2021
4.11*	Recruitment Agreement by and between Niagara University and Farvision Education Group Inc. dated July 14, 2021
4.12*	Agreement by and between Trent International, Trent University and Farvision Global Development Inc. dated July 19, 2021
4.13*	Agreement for the Recruitment and Management of Education Agents by and between GEGM Enterprises Pty Ltd. trading as AgentBee and Farvision Education Group dated June 7, 2021
4.14*	Partnership Agreement by and between Farvision Education Group Ltd. and A&M Starlight, Education and Immigration Agency dated June 7, 2021
4.15*	Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated November 23, 2020
4.16*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 200 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 2 dated January 25, 2021
4.17*	Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated November 25, 2020
4.18*	Amendment by Letter Agreement to the Agreement of Purchase and Sale of 260 Town Centre Boulevard by and between 123 Natural Food Ontario Ltd. and Markham Executive Centre Building No. 1 dated January 25, 2021
4.19*	Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated May 19, 2021
4.20*	First Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated July 23, 2021
4.21*	Second Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated August 6, 2021
4.22*	Third Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
4.23*	Credit Facility Letter by and among HSBC Bank Canada, as lender, Canada Animation Industry Group Inc., as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and NeoCanaan Investment Corporation, as guarantor, for the acquisition of 200 Town Centre Boulevard dated April 5, 2021
4.24*	Offer of Financing Letter by and among National Bank of Canada, as lender, 123 Natural Food Ontario Ltd., as borrower, and Fan Zhou, as guarantor, dated November 25, 2020
4.25*	Credit Facility Letter by and among HSBC Bank Canada, as lender, NeoCanaan Investment Corporation, as borrower, Fan Zhou, as guarantor, Visionary Education Technology Holdings Group Inc., as guarantor, and Canada Animation Industry Group Inc. for the acquisition of 260 Town Centre Boulevard dated April 5, 2021
4.26*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Thomas Traves dated November 1, 2021
4.27*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Katy Liu dated April 3, 2021
4.28*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Zaiyi Liao dated April 29, 2022
4.29*	Employment Agreement by and between Visionary Education Technology Holdings Group Inc. and Dr. Harley d’Entremont dated July 1, 2021
4.30*	Memorandum of Understanding by and between Farvision Education Group Inc. and Canadian Film and Television Institute dated May 12, 2021
4.31*	Loan Agreement by and between Visionary Education Technology Holdings Group Inc. and China Youth Langton (Canada) Education Technology Co. Ltd. dated March 31, 2021
4.32*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated May 18, 2021
4.33*	Loan Agreement by and between Fan Zhou and 123 Real Estate Development Ontario Ltd. dated March 31, 2021
4.34*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 31, 2021
4.35*	Loan Agreement by and between Fan Zhou and Visionary Education Services and Management Inc. dated November 5, 2021
4.36*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated March 31, 2021

4.37*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated February 28, 2022
4.38*	Loan Agreement by and between Fan Zhou and Farvision Education Group Inc. dated March 9, 2022
4.39*	Form of Indemnification Agreement between Visionary Education Technology Holdings Group Inc. and the Indemnified Party
4.40*	Form of Indemnification Agreement between Fan Zhou and the Indemnified Party
4.41*	Fifth Amendment to Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd. dated October 5, 2021
4.42*	Loan Forgiveness Agreement by and between Fan Zhou and Visionary Education Technology Holdings Group Inc. dated as of April 4, 2022
4.43*	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated April 4, 2022
4.44*	Ninth Amendment to Purchase Agreement executed as of August 23, 2022, by and between GTA Office DMM Inc. and 13995191 Canada Inc.
4.45*	Loan Agreement by and between Fan Zhou and Visionary Education Technology Holdings Group Inc. dated August 23, 2022
4.46*	Form of Amended and Restated Securities Purchase Agreement
4.47*	Form of Shareholder Pledge Agreement
4.48*	Form of Registration Rights Agreement
4.49*	Form of Security Agreement
4.50*	Form of Guaranty
4.51*	Related Party Lending Note with Fan Zhou
4.52*	Agreement of Purchase and Sale by and between Bethune Great Health Investment Management Inc. and Visionary Education Technology Holdings Group Inc. dated June 23, 2023
4.53**	Agreement of Purchase and Sale of 41 Metropolitan Rd. E. by and between Visionary Education Technology Holdings Group Inc. and Cestar Holdings Inc., dated May 19, 2023*
4.54*	Agreement of Purchase and Sale of 4300 Steeles Ave, Unit D63, by and between Visionary Education Technology Holdings Group Inc. and 1000593277 Ontario Inc. dated November 8, 2023, as amended on January 20, 2024
4.55**	Agreement of Purchase and Sale of 4300 Steeles Ave, Unit E61, by and between Visionary Education Technology Holdings Group Inc. and 1000599838 Ontario Inc., dated July 22, 2023*
4.56**	Agreement of Purchase and Sale of 4300 Steeles Ave, Unit E25, by and between Visionary Education Technology Holdings Group Inc. and Tibet’s Spring Cultural Development Inc., dated November 20, 2023*
4.57*	Agreement of Employment between Visionary Holdings Inc. and Zhong Chen, dated April 23, 2024
8.1**	List of Subsidiaries of the Registrant*
11.1*	Code of Ethics
12.1**	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2**	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

______________

*	Previously filed.
**	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: August 15, 2024	VISIONARY HOLDINGS INC.

/s/ Zhong Chen
Zhong Chen, Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Visionary Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Visionary Holdings Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2024.

PCAOB ID 6781

Irvine, California

August 14, 2024

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	March 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$620,910	$651,490
Restricted cash – Current	–	500,000
Short-term investments	–	51,723
Accounts receivable, net	20,472	89,248
Prepaid and other receivable	1,375,957	525,429
Due from related parties	76,888	191,595
Assets held for sale	–	20,335,836
Total current assets	2,094,227	22,345,321

Restricted cash – non-current	152,434	140,391
Property, plant and equipment, net	83,581,322	69,568,551
Right of use assets	41,783	690,932
Intangible assets, net	933,642	966,533
Acquisition deposits	–	760,000
Deferred tax assets	105,334	778,552
Goodwill	950,959	951,346
TOTAL ASSETS	$87,859,701	$96,201,626

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,187,480	$1,025,892
Accrued liabilities	2,253,851	1,820,872
Other tax payable	616,358	932,402
Due to related parties	326,640	4,165,912
Deferred revenue	968,676	1,321,673
Lease liability - current	15,931	196,996
Liabilities related to assets held for sale	–	19,709,383
Bank loans - current	62,423,441	47,694,700
Other loan payable- current	488,692	467,976
Convertible notes	–	1,214,375
Derivative liability - current	–	378,132
Income tax payable	1,399,244	1,528,630
Total current liabilities	69,680,313	80,456,943

Deferred tax liabilities	126,051	225,060
Lease liability, non-current	25,852	493,936
Other loan payable, non-current	252,476	741,469
Derivative liability, non-current	29,075	1,565,570
TOTAL LIABILITIES	70,113,767	83,482,978

Commitments	–	–

EQUITY
Common shares, no par value, unlimited shares authorized, 3,437,926 and 2,616,666 issued and outstanding* as of March 31, 2024 and 2023, respectively	–	–
Additional paid-in capital	17,719,755	14,106,238
Accumulated deficit	136,191	(886,765)
Accumulated other comprehensive loss	(93,967)	(549,736)
Total shareholders’ equity attributable to the Company	17,761,979	12,669,737

Noncontrolling interest	(16,045)	48,911
Total shareholders’ equity	17,745,934	12,718,648

TOTAL LIABILITIES AND EQUITY	$87,859,701	$96,201,626

* Retroactively restated for effect of recapitalization and share consolidation on May 29, 2024

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2024	2023	2022

Revenue – rent	$8,019,186	$7,090,140	$2,298,198
Revenue – tuition	1,361,799	1,342,371	669,442
Revenue – construction	–	–	8,117
Revenue – sales of land	–	–	2,272,704
Total Revenues	9,380,985	8,432,511	5,248,461

Cost of revenue – rent	6,325,094	3,899,012	1,322,188
Cost of revenue – tuition	516,042	770,179	319,913
Cost of revenue – construction	–	–	4,663
Cost of revenue – sales of land	–	–	990,261
Total cost of revenues	6,841,136	4,669,191	2,637,025

Gross Profit	2,539,849	3,763,320	2,611,436

Operating expenses:
General and administrative expenses	1,148,172	1,227,424	437,278
Professional fees	2,907,676	968,435	350,636
Salaries	812,388	1,136,676	792,546
Total operating expenses	4,868,236	3,332,535	1,580,460

(Loss) Income from operations	(2,328,387)	430,785	1,030,976

Other (expense) income
Interest expense	(5,835,449)	(2,955,008)	(906,398)
Accretion interest	(285,625)	(320,497)	–
Impairment loss	(49,784)	–	(379,165)
Gain on disposal of properties	8,614,079	–	–
Government subsidies	–	109,723	490,171
Change in fair value of derivative liability	1,536,494	(1,565,570)	–
Change in fair value of convertible debenture	367,663	(157,010)	–
Loss on disposal of subsidiaries	(163,405)	–	–
Loss on investment deposit	(336,892)	–	–
Other income	22,764	23,605	20,709
Total other (expense) income, net	3,869,845	(4,864,757)	(774,683)

Income (loss) before income taxes	1,541,458	(4,433,972)	256,293
Provision for income taxes - current	–	64,768	(312,767)
Recovery for income taxes - deferred	(574,209)	797,096	–
Net income (loss)	967,249	(3,572,108)	(56,474)
Less: net (loss) attributable to noncontrolling interest	(55,707)	(97,596)	(66,223)
Net income (loss) attributable to Visionary Holdings Inc.	1,022,956	(3,474,512)	9,749

Other comprehensive income (loss):
Foreign currency translation gain (loss)	457,057	(750,768)	26,333
Comprehensive income (loss)	1,424,306	(4,322,876)	(30,141)
Less: comprehensive (loss) attributable to noncontrolling interest	(54,419)	(113,451)	(61,774)
Comprehensive income (loss) attributable to Visionary Holdings Inc.	$1,478,725	$(4,209,425)	$31,633

Earnings (Loss) Per Share - Basic	$0.32	$(1.34)	$(0.00)

Weighted Average Shares Outstanding - Basic*	3,229,524	2,579,304	2,333,333

Earnings (Loss) Per Share - Diluted	$0.32	$(1.34)	$(0.00)

Weighted Average Shares Outstanding - Diluted*	3,241,900	2,579,304	2,333,333

* Retroactively restated for effect of recapitalization and share consolidation on May 29, 2024

 The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE NUMBERS)

	Common Share		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling
	Shares*	Amount	Capital	(Deficit)	(Loss)	interest	Total

Balance at March 31, 2021	2,333,333	$–	$665,985	$2,577,998	$163,295	(175,365)	$3,231,913

Net income for the year	–	–	–	9,749	–	(66,223)	(56,474)
Capital contribution made by noncontrolling shareholders - Conbridge	–	–	–	–	–	6,345	6,345
Capital contribution made by noncontrolling shareholders - Lowell	–	–	–	–	–	42,731	42,731
Capital contribution made by noncontrolling shareholders - Princeton	–	–	–	–	–	(1)	(1)
Capital contribution made by noncontrolling shareholders – MTM Animation	–	–	–	–	–	424,316	424,316
Foreign currency translation loss	–	–	–	–	21,884	4,449	26,333

Balance at March 31, 2022	2,333,333	$–	$665,985	$2,587,747	$185,179	$236,252	$3,675,163

Net loss for the year	–	–	–	(3,474,512)	–	(97,596)	(3,572,108)
Initial public offering, net of share issuance costs	283,333	–	13,440,253	–	–	–	13,440,253
Investment in subsidiary by additional 10% – MTM Animation	–	–	–	–	–	(73,890)	(73,890)
Foreign currency translation loss	–	–	–	–	(734,913)	(15,855)	(750,768)

Balance at March 31, 2023	2,616,666	$–	$14,106,238	$(886,765)	(549,736)	$48,911	$12,718,648

Net income (loss) for the year	–	–	–	1,022,956	–	(55,707)	967,249
Exercise of Warrant B	66,667	–	–	–	–	–	–
Share issuance of Senior Secured Convertible Notes	449,977	–	1,658,637	–	–	–	1,658,637
Stock based compensation	304,616	–	1,954,880	–	–	–	1,954,880
Elimination of NCI at disposal of subsidiary	–	–	–	–	–	(10,537)	(10,537)
Foreign currency translation gain	–	–	–	–	455,769	1,288	457,057

Balance at March 31, 2024	3,437,926	$–	$17,719,755	$136,191	(93,967)	(16,045)	$17,745,934

* Retroactively restated for effect of recapitalization and share consolidation on May 29, 2024

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2024	2023	2022

Cash flows from operating activities:
Net income (loss)	$967,249	$(3,572,108)	$(56,474)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,409,762	1,361,211	494,729
Gain recognized on government subsidy	–	–	22,883
Gain on disposal of tangible assets	(8,614,079)	–	–
Amortization on finance fee on bank loan	332,333	173,180	–
Amortization of intangible assets	32,630	33,285	–
Change in fair value of warrant liability	(1,536,494)	1,565,570	–
Loss on disposal of subsidiaries	163,405	–	–
Change in fair value of convertible debenture	(367,663)	157,010	–
Stock based compensation	1,954,880	–	–
Deferred income tax recovery	574,209	(797,096)	–
Accretion cost	285,625	320,497	–
Impairment loss on tangible assets	49,784	–	–
Impairment loss on intangible assets and goodwill	–	–	379,165
Changes in operating assets and liabilities:
Accounts receivable	69,019	(89,812)	202,741
Accounts receivable from related party	–	113,504	167,550
Inventories	–	–	842,346
Prepayments and other current assets	(854,197)	(368,129)	(97,322)
Due from related party	115,095	99,334	2,114,745
Accounts payables	162,663	787,029	227,370
Accrued liabilities	951,340	50,206	854,071
Other tax payable	(316,940)	(401,894)	406,999
Deferred revenue	(353,892)	849,778	329,113
Taxes payable	(128,405)	54,354	473,607
Net cash (used in) provided by operating activities	(4,103,676)	335,919	6,361,523

Cash flows from investing activities:
Acquisition of business	–	–	(471,550)
Acquisition deposit	–	–	(17,016,884)
Purchase of property, plant and equipment	(1,310,842)	(62,701,573)	–
Proceeds from disposal of property, plant and equipment	13,925,765	–	–
Purchase additional shares from NCI	–	(75,650)	–
Loan advance to related parties	–	–	425,770
Refund of land deposit	–	–	52,668
Short-term investment	51,912	–	(55,860)
Loan advance from (to) unrelated parties	–	123,864	(2,979)
Refund from (payment to) acquisition deposits	411,479	(760,000)	(7,215,396)
Net cash provided by (used in) investing activities	13,078,314	(63,413,359)	(24,284,231)

Cash flows from financing activities:
Proceeds from bank loan	–	22,506	85,909
Proceeds from mortgage	815,760	45,390,000	12,768,000
Finance costs on mortgage	(74,160)	(445,665)	(49,928)
Proceed from private mortgage	–	6,808,500	–
Repayment of other loan	(469,687)	(231,820)	–
Proceed (repayment) from issue of convertible notes	(1,500,000)	1,115,000	–
Proceeds from initial public offering, net of share issuance costs	–	14,380,467	–
Proceeds from share issuance for convertible note	1,658,637	–	–
Deferred offering costs	–	–	(451,049)
Proceeds from an employee loan	324,079	–	–
Repayment of mortgage principal	(6,057,252)	(721,261)	(469,921)
Proceeds (repayment) of shareholder advance	(4,175,967)	(2,446,085)	5,652,248
Net cash (used in) provided by financing activities	(9,478,590)	63,871,642	17,535,259

Effect of exchange rate changes on cash	(14,585)	(312,010)	6,522
Net (decrease) increase in cash	(518,537)	482,192	(380,927)
Cash and restricted cash, beginning of the year	1,291,881	809,689	1,190,616
Cash and restricted cash, end of the year	$773,344	$1,291,881	$809,689
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$128,405	$28,753	$–
Cash paid for interest	$5,835,450	$2,538,486	$906,398

NON-CASH ITEMS
Disposal of subsidiaries	$74,160	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Visionary Holdings Inc. (“Visionary Group” or the “Company”) is a company limited by shares incorporated under the Business Corporation Act of Ontario, Canada on August 20, 2013. On January 30, 2024, the Company filed Articles of Amendment on change of name with Ontario Business Registry, Canada, to change its name from Visionary Education Technology Holdings Group Inc. to “Visionary Holdings Inc.”. The Company, through its subsidiaries, is primarily engaged in education related businesses, which includes high school education programs, real estate development, animation education, vocational education, online education and other education-related consulting services. The Company’s common shares are trading on the NASDAQ under the symbol “GV.”

Reorganization

On April 1, 2019, Ms. Fan Zhou transferred her 100% equity interest in Visionary Education Real Estate Group Inc., formerly known as 123 Real Estate Development Ontario Ltd., to Visionary Group. Since this reorganization, Visionary Group owns 100% equity interests of Visionary Education Real Estate Group Inc. On October 12, 2021, Visionary Education Real Estate Group Inc. changed its name to Visionary Education Service and Management Inc.

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

The Company has subsidiaries in Canada. Details of the Company and its subsidiaries as of March 31, 2024 are set out below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Holdings Inc. (formerly known as “Visionary Education Technology Holdings Group Inc.”) (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Career Education Group Inc “Formerly known as Farvision Education Group Inc.” (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	Rental business
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022	Toronto, Ontario	80% by Farvision Education	Animation education

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)

13995291 Canada Inc. (“13995291”)	April 28, 2022	Toronto, Ontario	100%	Rental business
Bethune Great Health Investment Management Inc. (“Bethune”)	December 15, 2023	Toronto, Ontario	100%	Property investment
Shanghai Yuanjian Trillion Commercial Group Co., Ltd. (“Shanghai Yuanjian”)	October 31, 2023	Shanghai, China	100%	Dormant
Shanghai Airong Hundred Billion Technology Development Group Co., Ltd.	October 31, 2023	Shanghai, China	80% by Shanghai Yuanjian	Dormant
Shanghai Yulankang Health Technology Group Co., Ltd. (“Shanghai Yulankang”)	October 31, 2023	Shanghai, China	56% by Shanghai Yuanjian	Dormant
Shanghai Yuanjian Shulian Education Technology Co., Ltd.	March 13, 2024	Shanghai, China	70% by Shanghai Yuanjian	Dormant
Shanghai Yuanjian Cailai Consulting Management Co., Ltd.	March 18, 2024	Shanghai, China	80% by Shanghai Yuanjian	Dormant
Changle Shuang (Guangzhou) Health Industry Investment Co., Ltd.	February 29, 2024	Guangdong, China	51% by Shanghai Yuanjian	Dormant
Yulankang (Huai'an) Health Management Co., Ltd.	October 31, 2023	Jiangsu, China	80% by Shanghai Yulankang	Dormant
Visionary Asia SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary International SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary Biotechnology Group Inc.	March 11, 2024	Toronto, Ontario	55%	Dormant

 The following entities were divested from the Company during the year ended March 31, 2024:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Farvision Digital Technology Group Inc. (“Farvision Digital”)	July 20, 2010	Scarborough, Ontario	100% by NeoCanaan Investment	Construction
9651837 Canada Inc. (“Lowell Academy”)	June 12, 2021	Toronto, Ontario	70% by Farvision Education	High school education

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

On August 20, 2013, Ms. Fan Zhou incorporated 123 Real Estate Development Ontario Ltd. as a sole shareholder in Richmond Hill, Ontario. On April 1, 2019, Ms. Fan Zhou transferred all the shares to Visionary Group. On May 28, 2021, 123 Real Estate Development Ontario Ltd. filed an article of amendment to change its name to Visionary Education Real Estate Group Inc. (“Visionary Real Estate”). On October 12, 2021 Visionary Real Estate filed amendment to change its name to Visionary Education Services & Management Inc. (“VESM”)

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)

On February 25, 2019, VESM entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc. (“PrideMax Construction”), a company incorporated on July 20, 2010 in Scarborough, Ontario and had no active business since inception, from its original shareholder for $0.8 (C$1). The transaction was completed on April 1, 2019. On May 23, 2020, VESM transferred 100% of the equity interests in PrideMax Construction to NeoCannaan Investment Corporation. On June 16, 2021, PrideMax Construction filed an article of amendment to change its name to Farvision Development Group Inc (“Farvision Development”). On November 3, 2022, Farvision Development filed an article of amendment to change its name to Farvision Digital Technologies Group Inc. (“Farvision Digital”). On February 24, 2024, Farvision Digital was divested from the Group.

On May 14, 2020, Farvision Education Group Inc. (“Farvision Education”) was incorporated under the Canada Business Corporation Act. Visionary Group owns all the issued shares of Farvision Education. On February 2, 2023, Farvision Education Group Inc. filed to change its name to Farvision Career Education Group Inc.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)

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

On June 12, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of 9651837 Canada Inc. (o/a “Lowell Academy”), a private high school offering classes for Grades 9-12 students and registered with Ontario Ministry of Education. Pursuant to the agreement, Farvision Education subscribed for 70% of the shares of Lowell Academy for a consideration of $164,829 (C$210,000). The transaction was completed on June 12, 2021. On February 5, 2024, the Lowell Academy was divested from the Group.

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

On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), a private vocational college registered with Ontario Ministry of Colleges and University, to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). The consideration included two components: i) a fixed or guaranteed purchase price of $1.7 million (C$2.1 million), and ii) post-closing performance-based payments aggregating up to $392,450 (C$500,000). The Company acquired 70% of equity interest of MTM Animation for a total consideration of $1,456,546 (C$1,820,000) on February 28, 2022. The remaining 30% of the purchased shares will be transferred over three years on the anniversary of the first three years after the closing. On February 28, 2022, the Company and the original shareholders of MTM Animation signed an amended agreement to transfer the remaining 30% of the purchased shares over three years by transferring 10% of the purchased shares each year after the Company making three payments of $80,030, $80,030, and $64,024 (C$100,000, C$100,000, and C$80,000) on February 28, 2023, February 28, 2024 and February 28, 2025, respectively. On June 24, 2022, additional 10% of the equity was purchased by the Company for $80,030 (C$100,000) and the Company has owned 80% of total equity of MTM Animation as at March 31, 2024.

On April 28, 2022, Ms. Fan Zhou incorporated 13995291 Canada Inc. and on May 20, 2022, the shares were transferred to the Company. As the result, 13995291 Canada Inc. becomes the wholly owned subsidiary of the Company. The purpose of incorporating 13995291 Canada Inc. is to hold the two office buildings at 95-105 Moatfield Drive, Toronto, pursuant to the purchase agreement signed on May 19, 2021. The purchase was closed on September 23, 2022.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)

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

On October 31, 2023, 100% of registered capital of Shanghai Yuanjian was transferred from an unrelated individual to the Company and therefore the Company acquired Shanghai Yuanjian and its subsidiaries.

On December 1, 2023, the Company incorporated Visionary Asia SDN. BHD and Visionary International SDN. BHD in Malaysia for its business expansion.

On December 15, 2023, the Company entered into a share transfer agreement to purchase 100% shares of Bethune Great Health Investment Management Inc. (“Bethune”) at a price of $478,613 (C$648,000). Ms. Fan Zhou has no ownership of Bethune but acts as one of its directors. The transaction was closed on January 1, 2024.

On February 25, 2024, the Company transferred (i) 100% equity of Farvision Digital Technology Group Inc., a wholly owned subsidiary of the Company to an individual unrelated to the Company, at a price of $74,160 (C$100,000) and (ii) 70% equity of Visionary Academy (Lowell Academy) from Farvision Career Education Group Inc. to the same individual at a nominal price. The Company deconsolidated the two companies since then.

On February 28, 2024, the Company entered into a joint venture agreement with a group of unrelated parties to form a new company, in which, the Company hold a 55% stake in the joint venture. On March 11, 2024, Visionary Biotechnology Group Inc., the joint venture company, was incorporated in Toronto, Ontario.

On May 29, 2024, the Company effected effect a share consolidation of its ordinary shares at a ratio of one (1) post-split ordinary share for every fifteen (15) pre-split ordinary shares (the “Share Consolidation”) so that every fifteen (15) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company as of March 31, 2024 from 51,568,883 shares to approximately 3,437,926 shares. The impact of share consolidation is retroactively restated.

Going Concern

As of March 31, 2024, the Company had cash balance of $620,910 (compared to $651,490 as of March 31, 2023) while the Company’s total current liabilities exceeded its total current assets by approximately $67.6 million (compared to $58.1 million at the same time last year). The Company recorded a net income of $1.0 million for the fiscal year ended March 2024, compared to a net loss of $3.6 million for the fiscal year ended March 31, 2023.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and the classification of liabilities. The company's ability to continue as a going concern depends on its ability to obtain additional capital and achieve operating profits. In light of these circumstances, the company currently plans to fund its operations and ongoing acquisition projects primarily through the following means: cash flow from operations, including revenue from past business activities, and active development of new business since May 2023, such as AI-driven healthcare initiatives and collaborations in AI and international education. Additionally, the company is actively pursuing acquisitions to enhance its business cash flow. To ensure the company's continued operation and growth, it is undertaking measures such as debt-to-equity swaps with external investors, private placements, disposal of owned real estate, and borrowing from the controlling shareholder to secure sufficient working capital for active development and ongoing operations. However, there is no assurance that these efforts will be successful, and these events or conditions present uncertainties that could affect the company's ability to continue as a going concern.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

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

Noncontrolling Interests

As of March 31, 2024, noncontrolling interests represent 30%, 20%, 20% and 20% noncontrolling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Conbridge College, and MTM Animation respectively.

As of March 31, 2023, noncontrolling interests represented 30%, 20%, 30%, 20% and 20% noncontrolling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Lowell Academy, Conbridge College, and MTM Animation respectively.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less at the date of acquisition. The Company maintains majority its bank accounts in Canada (except one in China and its subsidiaries) which are insured by Canadian Deposit Insurance Corporation up to C$100,000 each for eligible deposits. Bank balances in 13995291, Animation Group, and Toronto ESchool exceeded the insured limit of $422,792 (C$572,423), $14,299 (C$19,943), and $20,888 (C$28,281) as of March 31, 2024, respectively. No liquid investment with maturities of three months or less is held by the Company as of March 31, 2024 and 2023. The cash balances in bank accounts in China are not insured.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company’s subsidiaries Conbridge College and MTM Animation are required to maintain a term deposit with a financial institution as collateral for an irrevocable standby letter of credit issued in favor of the Ministry of Training, Colleges and Universities under the Ontario Private Career Colleges Act 2005. As at March 31, 2024, the Company had term deposit of $23,179 and $129,255 respectively at these two subsidiaries as the required collateral which was classified as restricted cash – non-current in the consolidated balance sheet. (March 31, 2023 - $11,084 and $129,307 respectively). As at March 31, 2023 the Company also had $500,000 from the proceeds of the IPO into an escrow account pursuant to the indemnification provisions of the Underwriting Agreement. The escrow account will remain in place for a period of eighteen (18) months after the closing date of the Offering until November 19, 2023. The amount of deposit has been recorded current restricted cash as of March 31, 2023, and no current restricted cash balance as of March 31, 2024.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows for the years ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Cash	$620,910	$651,490
Restricted cash - current	–	500,000
Restricted cash – non-current	152,434	140,391
Total cash and restricted cash	$773,344	$1,291,881

Short-term Investments

The Company’s short-term investments consist of mutual fund investments purchased from Canadian banks. These investments are carried at fair value at the date of the consolidated balance sheets and are redeemable at any time as working capital when needed. The Company has short-term investments of $nil and $51,723 as of March 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income (loss) and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance for uncollectible balances were recorded for the years ended March 31, 2024 and 2023, respectively, as the Company considered all of balances is to be fully collected.

Prepayments and Other Receivables

Prepayments and other receivables primarily consist of advances to non-related suppliers for short term operation support, employee advances, and prepayments on property taxes and other expenses. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. No impairment was recorded as of March 31, 2024 and 2023, as the Company considered all of the prepayments to be fully realizable and the advances to be repaid.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

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

In testing the indefinite-lived intangibles assets for potential impairment, the Company applies either a qualitative test, or a quantitative test, in accordance with Accounting Standards Codification (“ASC 350”), Intangibles — Goodwill and Other. A qualitative approach may be applied when the Company concludes that it is not “more likely than not” that the fair value of the indefinite-lived intangible assets is less than their carrying value. A quantitative impairment test consists of comparing the fair value of the indefinite-lived intangible asset with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Significant judgment and estimates are applied when evaluating whether an intangible asset has an indefinite useful life and in testing for impairment. The Company recognized impairment of $nil and $nil on indefinite-lived intangible assets for years ended March 31, 2024 and 2023.

Definite-Lived Intangible Assets

The intangible assets with definite lives are stated at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the terms. The Company recognized intangible assets of student lists arising from acquisition of Lowell Academy and MTM Animation. These intangible assets are amortized over the term between 1- 4 years upon their graduation. As at March 31, 2024, the Company recognized intangible assets as student list of $64,997 from MTM Animation. (March 31, 2023: $97,535), and impairment loss of $nil from student list recognized at MTM Animation for the year ended March 31, 2024 (March 31, 2023: $nil). Intangible assets as student list from MTM Animation was amortized for $32,630 for year ended March 31, 2024 (March 31, 2023: $33,285).

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured. Goodwill is not amortized and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that indicate the fair value of goodwill could be below its carrying amount. The Company recognized impairment loss of $nil and $nil on goodwill for the years ended March 31, 2024 and 2023 respectively.

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

The Company determined that the conversion feature of its convertible notes and the Series A and B warrants in connection with these convertible notes shall be classified as derivative liabilities. Company engaged an independent valuation firm to perform the valuation. The fair value of the conversion feature, Series A and B warrants is calculated using the binomial tree model. These financial instruments are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of these financial instruments include the probability to convert, variability of conversion price due to future stock price and exchange rate, and expected timing of conversion, etc. As of March 31, 2024, convertible notes and Series B warrants have been fully converted into the common shares of the Company. (See Note 14 and Note 15)

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accounts receivable, accounts receivable – related party, due from related party, related parties loan receivable, loan receivable, other receivable (excluding tax receivable), short-term restricted cash, accounts payable, accrued liabilities, due to related parties, current portion of lease liabilities, loan portion of convertible notes and short-term bank loans approximate their carrying values because of the short-term nature of these instruments.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at March 31, 2024 and 2023 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets Held for Sale (Continued)

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

If circumstance arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived assets that is reclassified shall be measured individually at the lower of the (1) its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) its fair value at the date of the subsequent decision not to sell. As of March 31, 2024 and 2023, the Company recorded $nil and 20,335,836 assets held for sales on the book.

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

Government Subsidies

Government subsidies represent cash subsidies received from the government of Canada to subsidize the wage expense under Canada Emergency Wage Subsidy (CEWS) program and rent expense under Canada Emergency Rent Subsidy (CERS) program for the business affected by COVID-19, as well as the forgivable portion of the loans provided under Canada Emergency Business Account (CEBA) program. The Company recognizes the government grant as other income when cash is received and the Company will comply with the relevant conditions with reasonable assurance. For the years ended March 31, 2024, 2023 and 2022, the Company received subsidy of $nil, $nil, and $326,640 under CEWS program, $nil, $109,723, and $163,530 under CERS program. As at March 31, 2024, the Company has $nil outstanding loan balance under CEBA program and all unforgiven loan balance of $118,224 (C$160,000) has been paid back to the Banks and the forgiven portion is guaranteed. As at March 31, 2023, the Company has outstanding loan balance of $177,336 under CEBA program, in which $59,112 is forgivable if the Company pays off the balance before December 31, 2023. The unforgivable portion of $118,224 (C$160,000) is recorded as current portion of bank loan payable balance in the consolidated balance sheet as of March 31, 2023.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

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

As of March 31, 2024 and 2023, other than accounts receivable, deposit from tenants and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by service or products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2024 and 2023 are disclosed in Note 19 of this consolidation financial statements.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2024, a total of 12,376 unexercised Warrants Series A were included in the computation of weighted average number of common shares. As of March 31, 2023, there were no dilutive impact on earnings per share due to loss positions, and no dilutive shares existed as of March 31, 2022.

Foreign Currency Translation

The Company operates primarily in Canada and in China. The functional currency of the Company and its subsidiaries is the Canadian Dollar (“C$”) and the Chinese currency (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“$” or “US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	March 31, 2024	March 31, 2023	March 31, 2022
Year-end spot rate	C$1=US$ 0.7386	C$1=US$ 0.7389	C$1=US$ 0.8003
Average rate for the year	C$1=US$ 0.7416	C$1=US$ 0.7565	C$1=US$ 0.7980

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition, and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2023, the FASB issued ASU No. 2023-07, “Improvements to Reportable Segment Disclosures” (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. Management is currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	March 31,	March 31,
	2024	2023

Land	$18,924,437	$13,334,843
Building	68,641,338	57,147,087
Computer and software	16,148	329,932
Leasehold improvement	–	27,036
Equipment and furniture	29,037	71,111
Total	87,610,960	70,910,009
Less: Accumulated depreciation	(4,029,638)	(1,341,458)
Property, plant and equipment, net	$83,581,322	$69,568,551

Depreciation expense was $2,409,762 and $1,361,211 for the years ended March 31, 2024 and 2023 respectively, including the depreciation expenses related to assets held for sale was $622,857 and $306,934 for the years ended March 31, 2024 and 2023 respectively.

In connection with the $5.5 million bank loan borrowed from the National Bank of Canada, the Company pledged its land and building under GV with net book value of approximately $4.3 million as the collateral to secure the loan. The property was recognized as asset held for sale by the Company from December 31, 2022 (see note 4), and was sold for $13.6 million (C$18.0 million) to an unrelated purchaser for cash in June 2023. The property was acquired by the Company in 2019. The proceeds of sale was used to settle the carried mortgages in the aggregate amount of approximately $5.6 million (C$7.5 million) and pay back portion of shareholder advance from Ms. Fan Zhou of $4.5 million (C$6.1 million). The net proceeds of cash to the Company from the sale of the property was approximately $2.4 million (C$3.3 million).

In connection with the $11.2 million bank loan borrowed from the HSBC in Canada, the Company pledged its land and two office buildings under Animation Group and NeoCanaan Investment with net book value of approximately $16.3 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.0 million (C$4.0 million) as the Company’s financing activity during the year ended March 31, 2023. The two office buildings were listed in the market from January 1, 2023 for any potential buyer, and they were transferred to assets held for sale at their carrying value from December 31, 2022 and transferred back to property, plant and equipment as of March 31, 2024 due to change of plan (see note 4).

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

In connection with the $44.3 million bank loan borrowed from the Bank of China (Canada), the Company pledged its land and two office buildings purchased by 13995291 Canada Inc. on September 23, 2022, with the net book value of approximately $69.8 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.7 million (C$5.0 million) as the Company’s financing activity during the years ended March 31, 2024 and 2023.

On December 15, 2023, the Company entered a purchase agreement with a related party Bethune Great Health Investment Management Inc. (“Bethune”) to purchase its 100% of equity interest. Thus, the land owned by the Bethune was consolidated to the Company’s property, plant and equipment balance. As of March 31, 2024, the land had a carrying value of $1,291,073 (C$1,748,000) and is collateral by a private mortgage of $812,460 (C$1,100,000) from an unrelated individual. (See note 10).

There was an addition of $1,331,300 (C$1,802,464) and $69,772,605 (C$94,427,670) on property, plant and equipment during the years ended March 31, 2024 and 2023 respectively, and approximately $36,367 depreciation and $1,783,037 appreciation on total original cost and accumulated depreciation respectively are due to depreciation of Canadian dollar relative to US dollars during the years ended March 31, 2024 and 2023. During the year ended March 31, 2023, land, building and equipment and furniture with net book value of $20,335,836 (C$27,521,771) was reclassified as assets held for sale (see note 4). During the year ended March 31, 2024, land and buildings with net book value of $16,381,985 (C$22,179,779) was transferred back from assets held for sale.

$49,784, $nil and $nil impairment loss was recorded   for the years ended March 31, 2024, 2023 and 2022.

NOTE 4 – ASSETS/(LIABILITIES) HELD FOR SALE

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 4 – ASSETS/(LIABILITIES) HELD FOR SALE Continued)

During the year ended March 31, 2024, land, building and equipment and furniture with carrying value of $16,381,985 (C$22,179,779) was reclassified from assets held for sale to property, plant and equipment, due to change of future plans on these land and building. (see note 3). During the year ended March 31, 2024, land, building and equipment and furniture with carrying value of $3,945,595 (C$5,341,992) was sold to an unrelated party for $13.6 million cash.

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

During the year ended March 31, 2024, the Company sold the property in June 2023 and use the proceeds of sale to pay off the outstanding mortgage balance of approximately $5.6 million.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 4 – ASSETS/(LIABILITIES) HELD FOR SALE Continued)

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

During the year ended March 31, 2023, the loan of $11,219,392 (C$15,181,304) associated with assets held for sale was reclassified as current liabilities held for sale.

During the year ended March 31, 2024, the remaining outstanding loan balance of $11,027,234 (C$14,929,913) associated with these assets was reclassified from current liabilities held for sale to current mortgage payable. (see Note 10).

(3)	On July 13, 2022, the Company entered a private mortgage agreement with an unrelated party for a proceed of $2.95 million (C$4 million). The original loan term was 6 months from July 13, 2022 to January 13, 2023 (3 months closed and 3 months open) with a fixed interest rate of 13%, per annum. The loan was extended on January 13 to March 31, 2024 with a fixed interest rate of 15% per annum. The loan is guaranteed and secured by the two office buildings owned by Canada Animation Group and NeoCanaan Investments jointly, and Ms. Fan Zhou personally. During the year ended March 31, 2024, this private mortgage was reclassified from current liabilities held for sale to current mortgage payable. (see Note 10).

NOTE 5 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	March 31,	March 31,
	2024	2023

At Toronto ESchool (i)
High school registration and licenses, net acquisition cost	$218,639	$218,728
Deferred tax liability	31,234	31,246
	249,873	249,974
At Conbridge College (ii)
Private College license, net acquisition cost	17,691	17,699

At MTM Animation (iii)
Private College license, net acquisition cost	171,954	172,024
Brand name, net acquisition cost	429,127	429,301
Student list, net acquisition cost	64,997	97,535
	666,078	698,860

Intangible assets, net	$933,642	$966,533

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 5 – INTANGIBLE ASSETS, NET (Continued)

(i)	On June 24, 2016, Langton, a related party of the Company purchased 55% of Toronto ESchool’s common shares for a total consideration of $437,756 (C$585,000). In accordance with ASU 2017-01, this transaction was not considered as a business acquisition since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or a group of similar identifiable assets – private high school license. On November 15, 2017, Langton signed an agreement to transfer its 55% of the equity interest in Toronto ESchool to the Company for $0.8 (C$1). On June 19, 2020, the Company further acquired 15% of the equity interest in Toronto ESchool from its original shareholder for a consideration of $31,808 (C$40,000). An impairment loss of $589,468 of such intangible asset was recorded for the year ended March 31, 2019.

In accordance with ASC 740 Income Tax for the asset acquired outside of a business combination and the tax basis of the asset differs from the amount paid, the Company recognized deferred tax liability of $31,234 (C$42,288) and $31,246 (C$42,288) arising from this transaction as at March 31, 2024 and 2023 respectively.

(ii)	On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College for a total consideration of $62,792 (C$80,000) on September 1, 2021. The Company recognized the private vocational college license and brand name as an intangible asset of $38,372 (C$51,953) based on the assessment of fair value at the purchase date. The impairment loss of $20,681 (C$28,000) was recorded based on the assessment of fair value as at March 31, 2022. No impairment loss was recognized based on the assessment of fair value as at March 31, 2024 and 2023.

(iii)	On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders of Max the Mutt Animation Inc. (“MTM Animation”), to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). Pursuant to the agreement, on the closing date, MTM Animation stockholders will transfer 70% of the purchased shares to the Company at a consideration of $1,456,546 (C$1,820,000). The transaction was completed on February 28, 2022, and the Company recognized the private college license, brand name, student list as an intangible asset of $792,145 (C$989,811) based on the assessment of fair value at the purchase date. (See Note 7). The student list was amortized over 4 years from the purchase date, and $32,630 and $33,286 depreciation expenses were recorded on the student list for the years ended March 31, 2024 and 2023, respectively. No impairment loss was recognized based on the assessment of fair value as of March 31, 2024 and 2023.

NOTE 6 – ACQUISITION DEPOSITS

	March 31,	March 31,
	2024	2023
Deposit on Olympic University license (b)	$–	$350,000
Deposit on property – New York (a)	–	410,000
Total acquisition deposits	$–	$760,000

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 6 – ACQUISITION DEPOSITS (Continued)

(a) New York Property

On May 24, 2022, the Company entered a purchase agreement to purchase a property in New York for a total price of $4,100,000. The Company has agreed to pay a deposit of $410,000 at agreement signing. The closing date of the purchase has been deferred to September 25, 2023. The deposit is non-refundable. During the year ended March 31, 2024, the original purchase agreement was mutually released by both parties and the non-refundable portion of deposit $336,892 was written off as a loss on investment deposit.

(b) Olympic University license

On March 6, 2023, the Company entered a cooperation agreement with Asian Olympic Foundation Limited for future development projects. The Company made an installment of $350,000 for its license on future Olympic Universities as at March 31, 2023. Another $150,000 installment was made subsequent to year end date. As of March 31, 2024, the deposit of $500,000 was fully refunded to the Company and the original agreement was mutual released by both parties.

NOTE 7 – BUSINESS ACQUISITIONS AND GOODWILL

	March 31,	March 31,
	2024	2023
Goodwill at MTM Animation	$950,959	$951,346

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 7 – BUSINESS ACQUISITIONS AND GOODWILL (Continued)

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

During the period from the acquisition date February 28, 2022 to March 31, 2024, there was no event occurred or circumstances change that indicate the fair value of goodwill could be below its carrying amount. As of March 31, 2024 and 2023, no impairment loss was recognized due to management’s impairment assessment.

NOTE 8 – LEASES

The Company has on operating lease on vehicles for management and one operating lease on MTM Animation’s printer as of March 31, 2024. During the year ended March 31, 2024, the operating lease on MTM Animation’s premises was terminated. No gain or loss was recognized upon the lease termination. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating leases was as follows:

	March 31, 2024	March 31, 2023
Right-of-use assets – vehicle leases	$28,949	$5,131
Right-of-use assets – premise lease	–	667,775
Right-of-use assets – equipment lease	12,834	18,026
Total Right-of-use assets, net	41,783	690,932
Operating lease liabilities – current	$15,931	$196,996
Operating lease liabilities – non-current	25,852	493,936
Total operating lease liabilities	$41,783	$690,932

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024 and 2023:

Remaining lease term and discount rate:	March 31, 2024	March 31, 2023
Weighted average remaining lease term (years)	2.49	3.30
Weighted average discount rate	5.09%	5.96%

The following is a schedule of payments of lease liabilities as of:

Year ending March 31,
2025	$19,739
2026	17,700
2027	9,246
Total future minimum lease payments	46,686
Less: imputed interest	(4,903)
Total	$41,783

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 9 – DECONSOLIDATION OF TWO SUBSIDIARIES

On February 25, 2024, the Company transferred 100% equity of Farvision Digital Technology Group Inc., a wholly owned subsidiary of the Company to an individual unrelated to the Company, at a price of $74,160 (C$100,000). The Company deconsolidated the subsidiary since then.

The Company recognized a loss of $84,018 from deconsolidation of a subsidiary for the year ended March 31, 2024.

The following table summarized the assets and liabilities of Farvision Digital as of the deconsolidation date:

Amounts
Cash	$–
Working capital (exclude cash), net	158,178
Carrying value of net assets	158,178
Fair value of the consideration received	74,160
Loss on deconsolidation of a subsidiary	$(84,018)

On February 5, 2024, the Company transferred 70% equity of Visionary Academy (Lowell Academy) from Farvision Career Education Group Inc. to the same individual at a nominal price.

The Company recognized a loss of $79,387 from deconsolidation of a subsidiary for the year ended March 31, 2024.

The following table summarized the assets and liabilities of Lowell Academy as of the deconsolidation date:

Amounts
Cash	$2,386
Working capital (exclude cash), net	81,773
Carrying value of net assets	84,032
Carrying value of net assets contributed to the Company (70%)	58,822
Carrying value of the noncontrolling interest	20,565
Carrying value of net assets divested by the Company	79,387
Fair value of the consideration	–
Loss on deconsolidation of a subsidiary	$(79,387)

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 10 – BANK LOANS

Bank loans consisted of the following:

	March 31,	March 31,
	2024	2023

Canada Emergency Business Account Program (“CEBA Loan”) (1)	$–	$118,224
HSBC Bank – (see note 4)	11,027,234	–
Bank of China (“BOC”) (2)	43,990,600	44,149,424
Private mortgage at 95 Moatfield (3)	3,693,000	3,694,500
Private mortgage at 200/260 Town Centre – (see note 4)	2,954,400	–
TD Trust (4)	–	7,218
RBC line of credit (5)	–	21,982
Private mortgage for Bethune (6)	812,460	–
Less: unamortized financing cost	(54,253)	(296,648)
	62,423,441	47,694,700
Less: current portion of bank loans	(62,423,441)	(47,694,700)
Total	$–	$–

(1)	As at March 31, 2022, the Company received a loan of $217,470 (C$300,000) through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small businesses during the COVID-19 pandemic. The CEBA Loan has an initial term date on December 31, 2022 (the “Initial Term Date”) and has been extended to December 31, 2023. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the Initial Term Date and 5% per annum thereafter during any extended term, which is calculated daily and paid monthly. The CEBA Loan can be repaid at any time without penalty and, up to $72,490 (C$100,000) of the loans will be forgiven if the balance is repaid by Initial Term Date. The Company anticipates repaying the CEBA Loan prior to the Initial Term Date. As a result, the amount of $72,490 (C$100,000) which is expected to be forgiven was recognized as government subsidies by March 31, 2022. During the year ended March 31, 2023, the Company has excluded one CEBA loan from business separation at Princeton Education. As at March 31, 2023, the Company has outstanding CEBA loan balance of $177,336 (C$240,000) and only unforgiveness portion of $118,244 (C$160,000) was recorded as bank loan payable on the consolidated balance sheet. As at March 31, 2024, the Company has fully paid back the unforgiven portion of CEBA loan and nil balance outstanding.

(2)	In connection with the purchase of two office buildings at 95/105 Moatfield Dr. at the cost of $69.4 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $44.3 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As of March 31, 2024 and 2023, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 10 – BANK LOANS (Continued)

(3)	On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.69 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The loan was extended to August 31, 2024 on February 16, 2024 for a fixed interest rate of 18% per annum. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date.

(4)	The Company’s subsidiary Lowell Academy obtained a five-year term loan of $22,370 (C$28,500) from TD Trust in February 2019, with the floating interest rate of prime rate + 3.5% per annum. The monthly payment is $447 (C$569). As of March 31, 2023, the loan balance was $7,218 (C$9,769). The maturity date is February 1, 2024. The Lowell Academy was deconsolidated from the Group as at March 31, 2024.

(5)	The Company’s subsidiary Lowell Academy obtained a line of credit with limit of $24,009 (C$30,000) from RBC bank in 2019 with the floating interest of RBC prime +2.5% per annum. As at March 31, 2023, a balance of $21,887 (C$29,750) was outstanding from this credit facility. The Lowell Academy was deconsolidated from the Group as at March 31, 2024.

(6)	On December 15, 2023, the Company purchased 100% share in Bethune from a unrelated party, and consolidated Bethune as one wholly owned subsidiary. On December 15, 2023, Bethune had a piece of land with the carrying value of $1,291,073 (C$1,748,000) and a mortgage with a principal balance of $812,460 (C$1,100,000) from a unrelated individual. The mortgage has an open term as of March 31, 2024, with a fixed interest rate of 10% per annum on the principal balance of $738,600 (C$1,000,000) and a fixed interest of 15% per annum on the principal balance of $73,860 (C$100,000). The mortgage is collateral by the land. The Company agreed to assume the mortgage principal balance and the monthly interest payments effective on January 1, 2024.

NOTE 11 – OTHER LOAN PAYABLE

	March 31,	March 31,
	2024	2023

GTS (formerly Thales Canada)	$741,168	$1,209,445
Less: other loan payable - current	(488,692)	(467,976)
Total	$252,476	$741,469

In the connection with the purchase of two office buildings at 95/105 Moatfield, the Company assumed a loan with one tenant from the seller. The original loan term is 5 years from June 1, 2020 to September 1, 2025 at a fixed interest rate of 4.38%. The monthly payment of $43,650 (C$57,701) including both principal and interest portion is deducting from its monthly rent. As at September 23, 2022, the purchase date of the properties, the loan balance was $1,435,873 (C$1,943,257) and as at March 31, 2024 and 2023, the loan balance was $741,469 (C$1,003,477) and $1,209,445 (C$1,636,820), respectively.

Year ending March 31,
2025	$511,422
2026	255,711
Total future minimum lease payments	767,133
Less: imputed interest	(25,965)
Total	$741,168

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 12 – TAXES

(a)	Corporate Income Taxes

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended March 31,
	2024	2023

Income (loss) before tax	$1,541,458	$(4,433,972)
Statutory Canadian tax rate	26.5%	26.5%
Income tax based on statutory tax rate	408,486	(1,175,003)
Difference on tax rates	(1,136,748)	–
Change in estimate	1,220,106	(2,124)
Share issuance costs	(624,516)	(630,927)
Change in valuation allowance	822,602	359,554
Non-deductible expenses	(115,721)	586,636
Income tax (recovery) expense	$574,209	$(861,864)

The provision for income tax consists of the following:

	For the year ended March 31,
	2024	2023

Current income tax – Canada	$–	$(64,768)
Deferred income tax – Canada	574,209	(797,096)
Total income tax (recovery) expense	$574,209	$(861,864)

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. As of March 31, 2024 and 2023, the Company had deferred tax assets of $105,334 and $778,552, and deferred tax liabilities of $1,260,521 and $225,060, respectively, which were mainly derived from the temporary difference from the intangible asset and other temporary differences.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 12 – TAXES (Continued)

The components of deferred tax assets as of March 31, 2024 and 2023 consist of the following:

	March 31, 2024	March 31, 2023

Deferred tax assets:
Loss carried forward to future years*	$2,032,360	$1,928,466
Property, plant and equipment	782	57,257
Deferred financing costs	527,431	619,125
Lease liability	11,072	183,097
Intangible assets	–	–
Valuation allowance	(1,395,957)	(573,354)
Total deferred tax assets	$1,175,688	$2,214,591

Deferred tax liabilities:
Intangible assets	$(126,052)	$(225,060)
Deferred financing costs	–	–
Property, plant and equipment	(1,059,282)	(1,252,942)
Right of use assets	(11,072)	(183,097)
Total deferred tax liabilities	$(1,196,406)	$(1,661,099)
Deferred tax assets	$105,334	778,552
Deferred tax liabilities, net	$(126,052)	$(225,060)

*	As of March 31, 2024, the Company has non-capital loss of $10,554,279, resulting of deferred tax asset of $2,032,360. The above non-capital loss will expire from March 31, 2040 to 2044, and the Company has provided a valuation allowance of $1,395,957 on the deferred tax assets. As of March 31, 2023, the Company has non-capital loss of $7,277,230, resulting of deferred tax asset of $1,928,466. The above non-capital loss will expire from March 31, 2040 to 2043, and the Company has provided a valuation allowance of $573,354 on the deferred tax assets.

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

The Company’s taxes payable consists of the following:

	March 31, 2024	March 31, 2023

Corporate income tax payable	$1,399,244	$1,528,630

As of March 31, 2024 and 2023, the Company had accrued income tax liabilities of approximately $1.4 million and $1.5 million respectively. According to Income Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $nil and $249,074 as at March 31, 2024 and 2023, respectively, for the estimated penalties and arrears interest.

As of March 31, 2024 and 2023, total of $nil and $95,267 interest and penalty recognized in the consolidated statements of income and comprehensive income.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 12 – TAXES (Continued)

(b) Other Taxes Payable

The Company’s taxes payable consists of the following:

	March 31, 2024	March, 2023

Other tax payable	$616,358	$932,402

As of March 31, 2023 and 2022, the Company had accrued other tax liabilities of approximately $0.6 million and $0.9 million, respectively, mostly related to the unpaid GST/HST. According to Excise Tax Act of Canada, penalties and arrears interest shall be applied to the unpaid taxes balances after due date. As a result, the Company accrued $nil and $116,836 for the years ended March 31, 2024 and 2023, respectively, for the estimated penalties and arrears interest.

As of March 31, 2024 and 2023, total of $nil and $30,642 interest and penalty recognized in the consolidated statements of income and comprehensive income.

(c) Tax years that remain subject to Examination

The Company is subject to ongoing examination by tax authorities in the Canadian jurisdictions in which it operates. The Company has open tax years for Canada from 2018 to 2024, including both federal and provincial jurisdiction, as applicable. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest.

NOTE 13 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Formerly Controlling shareholder of the Company, ceased on April 15, 2023, Director of the Company
China Youth Langton (Canada) Education Technology Co. Ltd. (“Langton”)	Related due to Ms. Fan Zhou and her immediate family member were directors of Langton before June 2021
Kelly Xu	Operation manager and minority shareholder of Lowell
Rusheng Wu	Principal of Toronto ESchool and spouse of the minority shareholder of Toronto ESchool
Katy Liu	Employee of the Company

(1) Due from related party

As of March 31, 2024 and 2023, due from related party consists of the following:

	March 31,	March 31,
	2024	2023

Due from Kelly Xu (Lowell Academy)	$76,888	$191,595

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 13 – RELATED PARTY TRANSACTIONS (Continued)

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As of March 31, 2024, Lowell Academy is not a subsidiary of the Company.

(2) Due to related parties

	March 31,	March 31,
Name	2024	2023

Ms. Fan Zhou (a)	$3,872	$4,165,912
Katy Liu (b)	322,768	–
Total	$326,640	$4,165,912

(a)	The balance represented unsecured, due on demand and interest free borrowings between the Company and the controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou ceased to be the Controlling shareholder on April 15, 2024 and transferred all her equity interest of the Company to another individual who is related to Ms. Fan Zhou.
(b)	On April 1, 2023, the Company entered a one year loan agreement with one employee, and agreed to pay back the principal balance of $258,510 (C$350,000) plus the accrued interest of 64,258 (C$87,000) at the maturity date. As at March 31, 2024, the balance of 322,768 was outstanding with an interest rate of 20% annual after the maturity date.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 14 – CONVERTIBLE NOTE (Continued)

The Company’s obligations under the Note, the SPA, the Warrants and other transaction documents are secured by (i) the grant of a first priority lien by the Company and its subsidiaries upon substantially all of the personal and real property of the Company and its subsidiaries pursuant to a security agreement between the Company, its subsidiaries and the Purchaser (the “Security Agreement”) and (ii) by a pledge of 241,358 shares (3,620,378 shares before the share consolidation) held by our principal shareholder, director, and executive director, Fan Zhou (the “Pledge Agreement"). The Company’s obligations under the Note are also subject to a guaranty by the Company and its subsidiaries (the “Guaranty”).

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

The Series A Warrant grants the Purchaser the right to purchase 85,290 common shares (1,279,357 shares before the share consolidation) at an exercise price of $0.27 ($4.00 before the share consolidation) per share until September 19, 2032. The Series B Warrant grants the Purchaser the right, from March 19, 2023 until September 19, 2032, to purchase 129,630 (1,944,445 shares before the share consolidation) common shares at an exercise price equal to lower of (i) $3.60 and (ii) the greater of (x) the Floor Price (as defined in the Note) and (y) 75% of the lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading day period preceding the delivery of the exercise notice. The Warrants may not be exercised to the extent that the number of common shares owned by the Purchaser and its affiliates will exceed 4.99% of the issued and outstanding shares of the Company.

The Company determined that the conversion feature of it convertible loan and the Series A and B warrants in connection with this convertible loan shall be classified as derivative liabilities. Company engaged an independent valuation firm to perform the valuation. The fair value of the conversion feature, Series A and B warrants is calculated using the binomial tree model. These financial instruments are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of these financial instruments include the probability to convert, variability of conversion price due to future stock price and exchange rate, and expected timing of conversion, etc.

Loan portion of the convertible note

The Company recorded $893,878 (net of debt issuance costs) as the balance of the debt component and $443,208 as the embedded derivatives at the inception date on September 19, 2022 by assessing the fair value of both components, and recognized day 1 loss of $1,565,570. The loan is recorded as current loan payable with effective interest rate of 67.8%. Pursuant to the Amended and Restated Securities Purchase Agreement in June 2023, the Holders elected to convert the notes with an aggregated principal of $1.5 million, along with the accrued interest of $147,130, into 449,977 common shares (6,749,650 shares before the share consolidation) from June 6, 2024 to August 30, 2024 based on the conversion price defined above. For the years ended March 31, 2024 and 2023, the Company recognized accretion interest expense of $285,625 and $320,497, respectively, and the interest payable balance of $nil and $92,579 included in accrued liabilities as at March 31, 2024 and 2023, respectively.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 14 – CONVERTIBLE NOTE (Continued)

Conversion feature of convertible note

As of March 31, 2024, the note has been fully converted to 449,977 common shares (6,749,650 shares before the share consolidation) of the Company and recognized gain of $367,663 on fair value assessment of the conversion feature from the inception. The fair value of the conversion feature was assessed at $378,132 based on the binomial model assessed by the independent valuation firm as of March 31, 2023.

March 31, 2023
Risk-free interest rate	4.93%
Expected life	0.47 year
Discount rate	25.43%
Expected volatility	92%
Expected dividend yield	–%
Fair value	$378,132

Series A Warrants

The fair value of the Series A warrants was assessed at $29,077 based on the binomial model assessed by the independent valuation firm as of March 31, 2024 (March 31, 2023: $516,014).

	March 31, 2024	March 31, 2023
Risk-free interest rate	4.16%	3.46%
Expected life	8.48 years	9.48 years
Discount rate	–%	–%
Expected volatility	60%	53%
Expected dividend yield	–%	–%
Fair value	$29,077	$516,014

Series B Warrants

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement (see Note 14). Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 66,667 common shares (1,000,000 shares before the share consolidation) of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

As of March 31, 2024, the Series B warrants have been fully converted into the Company’s common shares. The fair value of the Series B warrants was assessed at $1,049,557 based on the binomial model assessed by the independent valuation firm as of March 31, 2023.

March 31, 2023
Risk-free interest rate	3.46%
Expected life	9.48 years
Discount rate	–%
Expected volatility	53%
Expected dividend yield	–%
Fair value	$1,049,557

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

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

On May 29, 2024, the Company effected effect a share consolidation of its ordinary shares at a ratio of one (1) post-split ordinary share for every fifteen (15) pre-split ordinary shares (the “Share Consolidation”) so that every fifteen (15) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company. The impact of share consolidation is retroactively restated.

As of March 31, 2024 and 2023, 3,437,926 (51,568,883 shares before the share consolidation) and 2,616,666 common shares ( 39,250,000 shares before the share consolidation) were outstanding, respectively, at no par value.

As of March 31, 2024 and 2023, no options were outstanding respectively. As of March 31, 2023, the Company had granted Series A Warrant with right to purchase 85,290 common shares (1,279,357 shares before the share consolidation) and Series B Warrant with rights to purchase 129,630 common shares (1,944,445 common shares before the share consolidation). As of March 31, 2024, the Company had Series A Warrant with right to purchase 85,290 common shares (1,279,357 shares before the share consolidation) outstanding. (See note 14).

Initial Public Offering (“IPO”)

On May 19, 2022, the Company closed its IPO of 283,333 common shares (4,250,000 shares before the share consolidation) at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million. Pursuant to the terms and conditions of the Underwriting Agreement, the Underwriters may exercise an overallotment option to purchase all or any part of an additional 42,500 common shares (637,500 shares before the share consolidation) at $4.00 per Common Share by July 5, 2022. As of the reporting date, no such option has been exercised. At the closing of the Offering, the Company deposited $500,000 from the proceeds of the Offering into an escrow account for the purpose of covering potential claims against the Underwriters, pursuant to the indemnification provisions of the Underwriting Agreement. The escrow account will remain in place for a period of eighteen (18) months after the closing date of the Offering. In connection with the Offering, the Company’s common shares began trading on the NASDAQ under the symbol “GV.”

Shares issued for services

On June 12, 2023, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 304,616 common shares (4,569,233 shares before the share consolidation) of the Company to certain employees and consultants of the Company as the award for the services.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 15 – EQUITY (Continued)

Shares issued for conversion of convertible note

Pursuant to the Amended and Restated Securities Purchase Agreement in June 2023, the Holders elected to convert the notes with an aggregated principal of $1.5 million, along with the accrued interest of $147,130, into 449,977 common shares (6,749,650 shares before the share consolidation) from June 6, 2024 to August 30, 2024 based on the conversion price defined on Note 14.

Shares issued for warrants series B

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement (see Note 14). Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 66,667 common shares (1,000,000 shares before the share consolidation) of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

NOTE 16 – EARNINGS PER SHARE

For the years ended March 31, 2024, the effect of potential shares of common stock from unexercised Warrants Series A are included in the computation of diluted net earnings per share. As a result, a total of 12,376 unexercised Warrants Series A were included in the computation of weighted average number of common shares for the year ended March 31, 2024.

For the years ended March 31, 2023, the Company has no options, warrants outstanding (see note 14) and no diluted impact on earnings per share due to loss position as of March 31, 2023.

The following table presents a reconciliation of basic and diluted net income per share:

	For the years ended March 31,
	2024	2023	2022

Net income (loss) attributable to the Company	$1,022,956	$(3,474,512)	$9,749
Weighted average number of common shares outstanding – Basic*	3,229,524	2,579,304	2,333,333
Dilutive securities – unexercised Warrant series A	12,376	–	–
Weighted average number of common shares outstanding – Diluted*	3,241,900	2,579,304	2,333,333
Earnings per share – Basic	$0.32	$(1.34)	$0.00
Earnings per share – Diluted	$0.32	$(1.34)	$0.00

* Retroactively restated for effect of share consolidation on May 29, 2024

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and18 can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at March 31, 2024 and 2023.

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (Continued)

Contractual Commitments

As of March 31, 2024, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitment	$46,686	$19,739	$26,946	$–	$–
MTM Animation acquisition	133,002	133,002	–	–	–
Repayment of other loan payable	767,133	511,422	255,711	–	–
Repayment of bank loans	62,412,996	62,412,996	–	–	–
Total	$63,359,816	$63,077,159	$282,657	$–	$–

NOTE 18 – ECONOMIC DEPENDENCE

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended March 31, 2024, the Company had two significant customers in their rental segment and generated approximately 70% and 11% respectively of the Company’s total rental revenue. These two customers also represented approximately 50% and 0% of customer deposit as of March 31, 2024. For the year ended March 31, 2023, the Company had two significant customers in their rental segment and generated approximately 41% and 29% respectively of the Company’s total rental revenue. These two customers also represented approximately 31% and 24% of customer deposit as of March 31, 2023. On July 31, 2023, one major customer which generated 29% of the Company total rental income in year 2023 had early terminated its lease agreement. This customer still generated 11% of the total rental income during the year ended March 31, 2024.

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

VISIONARY HOLDINGS INC.

(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

NOTE 19 – SEGMENT (Continued)

The summary of key information by segments for the years ended March 31, 2024, 2023 and 2022 was as follows:

	Rental	Education	Others	Construction	Real Estate	Total for the year ended March 31, 2024
Revenue from external customers	$8,019,186	$1,361,799	$–	$–	$–	$9,380,985
Revenue from inter segment	$93,442	$–	$–	$–	$–	$93,442
Cost of revenue	$6,325,094	$516,042	$–	$–	$–	$6,841,136
Gross profit	$1,694,092	$845,757	$–	$–	$–	$2,539,849
Interest Expenses	$5,809,605	$25,647	$–	$–	$198	$5,835,450
Depreciation & amortization	$2,402,707	$4,334	$2,721	$–	$–	$2,409,762
Income tax provision	$574,209	$–	$–	$–	$–	$574,209
Capital expenditure	$–	$–	$–	$–	$–	$–
Segment assets	$83,520,852	$2,188,961	$2,074,416	$73,860	$1,612	$87,859,701
Segment profit (loss)	$1,487,226	$(330,147)	$(105,045)	$(84,587)	$(198)	$967,249

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2023
Revenue from external customers	$7,090,140	$1,342,371	$–	$–	$8,432,511
Revenue from inter segment	$23,956	$–	$–	$–	$23,956
Cost of revenue	$3,899,012	$770,179	$–	$–	$4,669,191
Gross profit	$3,191,128	$572,192	$–	$–	$3,763,320
Interest Expenses	$2,659,131	$37,351	$6,154	$159,792	$2,862,429
Depreciation & amortization	$1,341,355	$19,856	$–	$–	$1,361,211
Income tax recovery	$786,857	$70,514	$–	$4,493	$861,864
Capital expenditure	$17,311,573	$125,650	$–	$–	$17,437,223
Segment assets	$92,514,173	$3,637,457	$–	$49,996	$96,201,626
Segment profit (loss)	$(2,941,734)	$(452,205)	$(6,154)	$(172,015)	$(3,572,108)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2022
Revenue from external customers	$2,298,198	$669,442	$8,117	$2,272,704	$5,248,461
Revenue from inter segment	$136,977	$–	$–	$–	$136,977
Cost of revenue	$1,322,188	$319,913	$4,663	$990,261	$2,637,025
Gross profit	$976,010	$349,529	$3,454	$1,282,443	$2,611,436
Interest Expenses	$657,961	$17,554	$25,415	$205,468	$906,398
Depreciation & amortization	$494,729	$–	$–	$–	$494,729
Income tax recovery	$(34,800)	$22,942	$1,323	$323,302	$312,767
Capital expenditure	$11,464,280	$591,326	$–	$–	$12,055,606
Segment assets	$24,296,502	$4,395,712	$186,005	$7,348,365	$36,226,584
Segment profit (loss)	$(338,321)	$(388,908)	$(20,945)	$691,700	$(56,474)

NOTE 20 – SUBSEQUENT EVENTS

Share Consolidation of Ordinary Shares

On May 29, 2024, the Company effected effect a share consolidation of its ordinary shares at a ratio of one (1) post-split ordinary share for every fifteen (15) pre-split ordinary shares (the “Share Consolidation”) so that every fifteen (15) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company as of March 31, 2024 from 51,568,883 shares to approximately 3,437,926 shares. The impact of share consolidation is retroactively restated.

