Form 20-F
period 2025-03-31
Visionary Holdings Inc.
filed 2026-01-28
CIK 1892274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
March 31, 2025

OR

☐
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from ___________________________ to __________________________

Commission file number
001-41385

Visionary Holdings Inc
.
(Exact name of Registrant specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

445 Apple Creek Boulevard, Unit 217,
Toronto, Ontario, Canada L3R 9X7
905-305-1881
(Address of principal executive offices)

Mr. XiYong Hou
Chief Executive Officer
+1 905-305-1881
frankhou@visionary.holdings
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	GV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for Which Reports Are Required to Be Filed pursuant to Section 15(d) of the Securities Exchange Act of 1934

Not Applicable

(Name of Security Class)

Number of shares of each class of capital stock or common stock outstanding as of the end of the period covered by this annual report.

5,607,348 shares of common stock

If the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act, check the appropriate box.

Yes
☐
No
☑

If this report is an annual report or transition report, check whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes
☐
No
☑

Note — Checking the above box does not relieve any registrant of any obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes
☑
No
☐

Check whether the registrant has submitted all interactive data files required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the past 12 months (or for such shorter period that the registrant was required to submit such files).

Yes
☑
No
☐

Check whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer, or emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☑	Emerging Growth Company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, check if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act†.
☐

† “New or revised financial accounting standards” means any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Check whether the registrant has filed the report of the registered public accounting firm required by Section 404(b) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7262(b)) regarding the registrant’s assessment of the effectiveness of internal control over financial reporting and the attestation report of the registered public accounting firm
.
☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, check whether the financial statements included in
the filing reflect the correction of an error to previously issued financial statements.
☐

Check whether any such error correction is a restatement that requires a recovery analysis of incentive-based compensation received by any executive officer during the relevant recovery period pursuant to § 240.10D-1(b).
☐

Check the accounting basis used by the registrant in preparing the financial statements included in this document:

U.S. Generally Accepted Accounting Principles
☒
| International Financial Reporting Standards issued by the International Accounting Standards Board
☐
| Other
☐
|

If “Other” is checked in response
to the previous question, check the item of the financial statements the registrant has elected to follow:

Item 17
☐
Item 18
☐

If this report is an annual report, check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes
☐
No
☑

(Applicable only to issuers involved in bankruptcy proceedings within the past five years)

Check whether the registrant has filed all documents and reports required to be filed pursuant to Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a court-approved plan. Yes
☐
No
☐

Not Applicable.

i

Forward-Looking Statements
This annual report contains statements that constitute “forward-looking statements.” Any statement that is not a statement of historical fact may be deemed a forward-looking statement. These statements appear in various sections of this annual report and, in some cases, can be identified by words such as “anticipate,” “estimate,” “project,” “expect,” “intend,” “believe,” “plan,” “may,” “will,” or their negatives or other similar terms, although not all forward-looking statements contain these identifying words. Forward-looking statements in this annual report may include, but are not limited to, statements and/or information related to: strategy, future operations, expected capacity, expected sales or rental income, expected costs, expectations regarding the demand for and acceptance of our products, availability of material components, trends in the markets in which we operate, and the plans and objectives of management.
We believe that our forward-looking statements are based on reasonable assumptions, estimates, analyses, and judgments, which are made after considering our experience, knowledge of trends, current conditions and expected developments, and other factors that we believe are relevant and reasonable as of the date the statements are made. However, these assumptions, estimates, analyses, and judgments may prove to be incorrect. Although management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, we may make errors in judgment in preparing such forward-looking statements. The assumptions made include, but are not limited to: our expected capacity; labor costs and material costs; no material changes in the current regulatory environment; and our ability to obtain financing on reasonable terms when needed. Readers are cautioned that the foregoing list of factors and assumptions used is not exhaustive.
Forward-looking statements (including those in Item 3.D “Risk Factors”), particularly without limiting the generality of the foregoing disclosure, those contained in Item 4.B “Business Overview,” Item 5 “Operating and Financial Review and Prospects,” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk,” as well as other parts of this annual report, are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied in such forward-looking statements.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. Forward-looking statements may prove to be inaccurate because actual results and future events may differ materially from those expected in such forward-looking statements, or we may make errors in judgment in preparing forward-looking statements. Therefore, readers should not place undue reliance on forward-looking statements. We wish to inform you that these cautionary statements expressly qualify all forward-looking statements attributable to our company or persons acting on our behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements, except as required by law. You should carefully read the cautionary statements and risk factors contained in this annual report, as well as other documents we may file with securities regulatory authorities from time to time.
Other Statements in This Annual Report
Unless the context otherwise requires, references in this annual report to “we,” “our,” “the company,” “our business,” and “GV” refer to Visionary Holdings Inc. and its consolidated subsidiaries.
CAD” or “C$” refers to the Canadian dollar, all “U.S. Dollar,” “USD,” “dollar” or “$” references when used in this annual report refer to United States dollar.
ii

Part I
Item 1. Identity of Directors, Senior Management and Advisors
Not Applicable.
Item 2. Issuance Statistics and Expected Timetable
Not Applicable.

Item 3. Key Information
A.

[Reserved]

B.

Capitalization and Indebtedness
Not applicable.

C.

Reasons for the Offer and Use of Proceeds
Not applicable.

D.

Risk Factors
Investing in our common stock involves significant risks. Before deciding to purchase common stock, you should carefully consider the following risks, as well as other information contained in this annual report, including the historical financial statements and related notes contained in other sections. Any of these risks and uncertainties could have a material adverse effect on our business, prospects, financial condition, and operating results, could cause actual results to differ materially from any forward-looking statements we express, and could lead to a significant decline in the value of our common stock. See “Special Note Regarding Forward-Looking Statements.”
We may not be able to successfully prevent the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be all of the risks and uncertainties we face. There may be additional risks and uncertainties that we are currently unaware of or consider immaterial but that may become material in the future and have a material adverse effect on us. As a result of any of these risks and uncertainties, you may lose all or a significant portion of your investment.
Risks Related to Our Business and Industry
After the pandemic and multiple shocks, Canada's economic growth has slowed down. Due to Canada's structural adjustments and policy uncertainties, especially the tightening of international education policies, which restricts private schools from enrolling international students, our education program revenues have been greatly affected. Our main source of overseas student enrollment has suffered significant damage. Families that originally planned to send their children to study abroad can no longer do so due to changes in Canadian education policies, resulting in no growth in the number of overseas students and revenues. Tuition income for the fiscal year ended March 31, 2025 decreased compared with the previous fiscal year. Real estate income for the fiscal year ended March 31, 2025 decreased by 50% compared with last year, and overall revenue in 2025 decreased by 50%. Due to changes in education policies and the limited operating history of the education services we provide, it is difficult to predict the prospects of our education programs and our business and financial performance. At the same time, due to the increase in bank interest rates, Canada's real estate industry is in a downward state, posing significant challenges to our real estate projects. Although we have been engaged in the real estate business since 2013 and our management has previous experience, the real estate business has been greatly affected by the general trend, resulting in a significant decline compared with last year. Our original planned main business, the education program, is no longer a sufficient basis for evaluating our prospects and operating performance (including net income, cash flow, profitability, or prospects), and there is a significant difference between our operating and financial performance and our expectations. Both our education and real estate businesses and financial performance have been affected. To enhance the company's ability to continue operations, control the company's operating risks, and promote the company's future development, the company's board of directors resolved on September 18, 2023 that the company successfully transformed from traditional education and real estate to emerging industries focusing on large health and elderly care, and high-end medical aesthetics starting from May 2024. The life sciences emerging industry business has achieved revenue, creating a sustainable operation and growth technology sunrise industry for the company's future.
The future prospects of the large health and elderly care, anti-aging, and high-end medical aesthetics industries are broad, mainly due to the global aging population, increased health awareness, and consumption upgrading. The large health industry and high-end medical aesthetics are regarded as emerging sunrise industries due to their huge market potential and diversification (including medical services, health products, health management, etc.); while high-end medical aesthetics is transforming from traditional plastic surgery to technological health, and is expected to continue to maintain rapid growth, becoming one of the most dynamic segments in the large health and elderly care field. The large health and elderly care industry has huge market potential, covering multiple fields such as medical products, health products, nutritional foods, medical devices, and health management, forming a huge ecosystem. The aging population and the rising incidence of chronic diseases have led to a continuous increase in demand for medical care, health care, and health management. With the improvement of people's health awareness, the pursuit of a healthy lifestyle is also increasing, which has driven the demand for high-end health products and services. The anti-aging and high-end medical aesthetics industry is one of the fastest-growing areas in the global consumer market. It is expected that the global market size will continue to expand. It is transforming from traditional plastic surgery and beauty to a more technological and healthier track, integrating medical technology and health management to meet the diversified needs of customers. Consumers' pursuit of beauty and attention to personal image are important factors driving its development. These factors are expected to drive the company's future revenue to grow exponentially. However, since the company does not have a management team with rich experience in this field, our judgment on expected revenue may not meet expectations, and we will anticipate this risk.
1

As stated in Note 1 to the consolidated financial statements of this annual report, although the company has suffered operating losses and a decrease in working capital, management has actively addressed the challenges regarding the company's ability to continue operations, mainly by improving the company's liquidity and funding sources through operating cash flow business, equity financing, and renewal of bank loans. To fully implement its business plan and maintain sustainable growth, the company is also actively seeking business partners to carry out business and cooperative financing. Currently, the company has obtained capital commitments from potential investors for the large health and elderly care, anti-aging, and high-end medical aesthetics projects. This commitment will not only enable the rapid development of our large health and elderly care, anti-aging, and high-end medical aesthetics projects, bringing considerable sustainable revenue to the company, but also bring a historic turning point to the company, enabling it to strongly enter the life sciences emerging industry track and greatly enhance the company's value.
We will continue to develop, establish, and maintain internal controls and procedures to enable management to report and allow our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting when required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until we are no longer an emerging growth company, management will be required to report on our internal control over financial reporting pursuant to Section 404.
As of March 31, 2025, the Company’s management (including the CEO and CFO) evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(c) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) in accordance with requirements. Based on the evaluation (conducted against COSO Internal Control — Integrated Framework (2013 version)), management concluded that as of March 31, 2025, the Company’s disclosure controls and procedures were not effective in ensuring timely and proper recording, processing, summarizing, reporting and communication of required disclosure information; meanwhile, the Company had not maintained effective internal control over financial reporting due to multiple significant deficiencies and material weaknesses, including lack of effective internal audit function, inadequate IT general control policies, insufficient supporting documentation retention controls, limited segregation of duties in bank transaction authorization, inadequate accounting and financial reporting oversight controls, deficient inter-departmental communication channels, lack of internal review procedures for special and complex transactions, delays in tax filing and payment, absence of formal budget process, and material weaknesses in corporate governance.
To address and resolve the above deficiencies and material weaknesses, management has taken and plans to take a series of remediation measures, including developing formal internal control policies and conducting ongoing training (including U.S. GAAP training), recruiting personnel with relevant SEC reporting, SOX and internal control backgrounds, implementing internal control-related applications and systems, establishing proper supporting documentation retention processes, improving inter-departmental information and communication mechanisms, strengthening controls over related party transactions with the formerly controlling shareholder, implementing sound budget and cash management systems, updating the corporate governance framework to comply with U.S. securities regulations, establishing sound internal controls for bank transaction authorization and multi-level approval matrix, developing review procedures for special and complex transactions, and formulating and regularly updating tax filing and payment schedules. It should be noted that a material weakness is considered remediated only after relevant controls have operated effectively for a sufficient period and been tested effective.
If the implementation of these measures fails to fully address the deficiencies in our internal control over financial reporting, we cannot conclude that these deficiencies have been fully corrected, which may affect our ability to comply with applicable financial reporting requirements and relevant regulatory filings in a timely manner. Therefore, our business, financial condition, operating results, and prospects, as well as the trading price of our common stock, may be adversely affected. In addition, ineffective internal control over financial reporting impairs our ability to prevent fraud. Furthermore, once we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, after conducting its own independent testing, our independent registered public accounting firm may be dissatisfied with our internal controls or the level of documentation, design, operation, or review same period. Due to the of controls. As a public company, in the foreseeable future, our reporting obligations may place certain pressure on our management, operations, financial resources, and systems.
2

We face the risk of fluctuations in the real estate industry
.
For the fiscal year ended March 31, 2025, revenue from leasing office space to third parties accounted for 55.4% of our revenue, compared with 85.5% for the fiscal year ended March 31, 2024, a decrease of 30.1% over the impact of fluctuations and uncertainties in the Toronto real estate market, we decided not to renew the lease and use the space for our own operations. We have formed a strong partnership with Jiangsu Yike Regenerative Medicine Technology Co., Ltd. to transform the real estate leasing business into an industrial real estate business, build our own anti-aging and high-end medical aesthetics service brand, form our own expertise, technology, market, and system, innovate the company's development model, and inject new impetus into the company's sustainable operation and growth.
Risks related to our property renovation and transformation to develop the life sciences industry.
The company has a plan to upgrade the properties located at 95 & 105 Moatfield Drive, Toronto, Ontario, Canada after we take it over from the Receivership. Our strategic plan takes advantage of Canada's favorable policies, especially the surplus of commercial real estate and the shortage of mixed-use and high-end apartments. We plan to submit a renovation proposal to the government to renovate 95&105 Moatfield Drive, Toronto, Ontario, Canada into an “International Anti-Aging and High-End Medical Aesthetics Health Care Center,” and transform the ground open-air parking lot into a comprehensive commercial-residential high-end apartment. Our management expects that this initiative may significantly increase its value, generating expected revenue of over CAD $100 million in the future. At the same time, the renovation of 95&105 into an International Anti-Aging and High-End Medical Aesthetics Health Care Center is expected to achieve annual revenue of over 10 million CAD in the future. Our revenue and profit forecasts are based on current assumptions and market conditions. Any deviation from these assumptions may result in financial performance below expectations, affecting our overall business and financial health. In view of these risks, there is uncertainty regarding the successful completion of the new project and the achievement of expected returns.
Risk related to the experience of our education business in the operating department.
Since March 31, 2021, we have acquired a number of education companies, including MTM College, Conbridge College of Business and Technology, and Visionary Academy (formerly Lowell). Although we have an experienced management team, operating these businesses and integrating them with our current operations is challenging. Failure to successfully operate one or more of these businesses may have an adverse effect on our operations, financial condition, and prospects.
Risks related to our large health and elderly care, high-end medical aesthetics, and life sciences industries.
To adapt to changes in the global market and the growth of new industries, enhance the company's core competitiveness, maintain sustainable development and continuous growth, the company held a board of directors meeting on September 18, 2023, confirming that the company will transform from the traditional education and real estate industries to the life sciences industry with high-end medical aesthetics as the main business and education and real estate as auxiliary businesses. After more than two years of efforts, significant results have been achieved. This fiscal year, it has generated more than $1 million in revenue, accounting for 20% of total revenue, laying a good foundation for future business development. The company's life sciences industry is expected to generate revenue of up to tens of millions of dollars in the next fiscal year, accounting for more than 80% of total revenue, providing strong market support for the company's rapid business growth in the future. We have successfully transformed into the life sciences industry with high-end medical aesthetics as the main business, and at the same time, established a new leadership team with experience in these fields. Under the leadership of the new team, the company is expected to achieve significant results in the short term. Although the market for this industry is huge, since we have just entered this industry, we need to strengthen our understanding of industry policies, management team, R&D team, and market team. Therefore, there is certain risk whether the future business growth will meet the expected goals.
3

We have experienced losses, and there is a high possibility of turning to profitability in the future.
Although we have had profitable quarters and annual periods, we have also experienced losses in the past. The large health and elderly care, high-end medical aesthetics, and life sciences industries are expected to bring us high revenue and profits, enabling us to turn losses into profits as soon as possible and bring us sustained high profits. At the same time, with the development of our artificial intelligence (AI) education project, the market for student enrollment will be broader, and the education business will also grow gradually. Therefore, we can generate sufficient revenue to maintain profitability.
We need to develop the large health and elderly care, high-end medical aesthetics, and life sciences industries and innovate financing channels to implement our performance goals. We will obtain funds from the issuance of securities and revenue generated from the life sciences industry business. At the same time, we will expand our business through mergers and acquisitions and other strategic transactions to obtain funds and benefits from these strategic transactions.
We must comply with the rules and requirements applicable to public companies, as well as evolving laws, regulations, and standards related to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related regulations implemented by the U.S. Securities and Exchange Commission and Nasdaq. We are currently evaluating and monitoring the development of new and proposed rules. These laws, regulations, and standards are subject to different interpretations due to the lack of specificity, so their application in practice may evolve over time as regulatory and governance bodies provide new guidance. This may lead to ongoing uncertainty regarding compliance matters and higher costs due to ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, which may result in increased general and administrative expenses and divert management's time and attention from revenue-generating activities to compliance activities. We also expect these new rules and regulations to increase the cost of obtaining directors' and officers' liability insurance, and we may need to accept reduced coverage or pay significantly higher costs to obtain insurance. These factors may also make it more costly for us to attract and retain qualified directors, especially those serving on the audit committee and compensation committee, as well as qualified senior management.
As of March 31, 2025, we had accrued unpaid income tax liabilities of approximately $1.28 million. We have reached a verbal agreement with the Canada Revenue Agency (“CRA”) to pay all such tax liabilities in installments starting from January 1, 2026.
As of the date of this annual report, the CRA has not initiated or threatened any action to collect such delinquent taxes. We intend to pay these liabilities from operating income and equity financing proceeds.
We face foreign currency exchange rate risk, which may cause fluctuations in our reported gains or losses.
The exchange rate between the Canadian dollar (CAD) and the U.S. dollar fluctuates and is affected by various factors, including changes in the political and economic conditions of Canada and the global economy. We cannot guarantee that the CAD will remain stable against the U.S. dollar or any other foreign currency.
Our reporting currency is the U.S. dollar. However, all of our assets, liabilities, revenues, and expenses are denominated in CAD. Therefore, we face foreign currency exchange rate risk with respect to any assets and liabilities, as well as revenues and expenses denominated in currencies other than the U.S. dollar. If the U.S. dollar strengthens against the CAD, the translation of CAD-denominated transactions will result in a decrease in revenue, operating expenses, and net income or loss from our international operations. Similarly, if the CAD weakens against foreign currencies, the translation of these foreign currency-denominated transactions will result in an increase in revenue, operating expenses, and net income or loss from our international operations. We currently do not engage in currency hedging transactions to offset fluctuating currency exchange rates.
Non-Canadian citizens may face difficulties in enforcing judgments against us.
We are incorporated in Canada, and our headquarters is located in Canada. Most of our directors and senior management, as well as certain experts identified in this report, primarily reside in Canada, and all of our assets, as well as all or most of the assets of these individuals, are located outside the United States. Investors residing in the United States may face difficulties in serving legal process on these individuals in the United States or enforcing U.S. court judgments against us or these individuals based on the civil liability provisions of U.S. federal securities laws or other U.S. laws. There is significant doubt as to whether an action based solely on U.S. federal securities laws can be brought in Canada in the first instance. Canadian courts may decline to hear claims brought against us or these individuals based on alleged violations of U.S. securities laws on the grounds that Canada is not the most appropriate forum for such actions. Even if a Canadian court agrees to hear the claim, it may determine that Canadian law applies rather than U.S. law. If U.S. law is determined to apply, the content of the applicable U.S. law must be proven as a fact, which can be a time-consuming and expensive process. Certain aspects of court proceedings will also be governed by Canadian law.
4

Operational Risks
The loss of key personnel may have an adverse effect on our business.
The success of our business will depend on the management skills of the directors of the board of directors, as well as their relationships with educators, managers, and other business contacts they have in overseas and in Canada. The loss of the services of any key personnel may impair our ability to successfully manage our business. We also rely on the successful recruitment and retention of qualified and experienced managers, sales personnel, and other employees who can work effectively within the company. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on terms acceptable to us, which may have an adverse effect on our business prospects and financial condition.
The personal information we collect may be vulnerable to disclosure, theft, or loss, which may expose us to liability or have an adverse effect on our reputation and operations.
Owning and using personal information in our operations exposes us to risks and costs that may harm our business and reputation. We collect, use, and retain a large amount of personal information about our customers, students, and their families, including customer, personal, and family financial data. We also collect and maintain personal information of employees in the ordinary course of business. Although we use security and business controls to restrict access to and use of personal information, third parties may be able to bypass these security and business controls, which may result in the disclosure of students' or employees' privacy. In addition, errors in the storage, use, or transmission of personal information may also lead to the disclosure of students' or employees' privacy. Owning and using personal information in our operations also exposes us to legal and regulatory burdens, which may require us to implement certain policies and procedures related to identity theft associated with customers' and students' credit card accounts, and may require us to make certain data breach notifications and restrict our use of personal information. Violations of any laws or regulations related to the collection or use of personal information may result in fines against us. Therefore, we may need to invest significant resources to prevent the threat of these security breaches or mitigate the problems caused by these breaches. Although we believe we have taken appropriate preventive measures and security measures, there is no guarantee that no such disclosure, theft, or loss of personal information will occur. Any such disclosure, theft, or loss of personal information may have a material adverse effect on our financial condition, reputation, and growth prospects, and may result in legal proceedings against us under privacy regulations.
We may not be able to attract and retain a sufficient number of excellent senior managers, technical professionals, school principals, and qualified teachers
.
As a public company with high-end medical aesthetics in the large health sector as its main business and education and real estate service providers as auxiliary businesses, our ability to recruit and retain excellent senior managers, technical professionals, qualified teachers, and school principals is crucial to our business, service quality, and our brand and reputation. To ensure the successful operation and growth of our company, we need to retain and continue to hire high-quality talents proficient in the large health and high-end medical aesthetics industry and specific disciplines, who can manage and operate our projects, teach the courses we provide or plan to provide to students, and high-quality management talents who can effectively manage the company and schools. We must provide competitive compensation and benefits packages to attract and retain qualified candidates or retain our current high-quality team, especially when we seek more rapid expansion plans to meet the growing demand for our business. A shortage of high-quality management talents, a decline in the quality of performance of our teachers and principals (whether actual or perceived), or a significant increase in the cost of hiring or retaining high-quality management talents, technical talents, teachers, and principals will have an adverse effect on our business, financial condition, and operating results.
Risks Related to Our Common Stock
If our common stock does not qualify for an exemption from “penny stock” classification and our common stock is not listed on a national securities exchange, shareholders' ability to sell our common stock in the secondary market will be restricted.
The U.S. Securities and Exchange Commission has adopted regulations that generally define a “penny stock” as an equity security with a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, except for certain exceptions, including equity securities quoted on a national securities exchange. If our common stock is not quoted on a national exchange such as Nasdaq and has a market price of less than $5.00 per share, they will be subject to rules that impose additional sales practice requirements on broker-dealers selling these securities. For example, broker-dealers must make a special suitability determination for the purchaser of the securities and obtain the purchaser's written consent before the purchase. In addition, the rules require the delivery of a disclosure schedule prepared by the U.S. Securities and Exchange Commission regarding the penny stock market before the transaction. Broker-dealers must also disclose the commissions paid to the broker-dealer and registered underwriters, the current quotation for the securities, and if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and its presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for penny stocks held in the account and information about the limited market for penny stocks. The “penny stock” rules may restrict our shareholders' ability to sell our common stock in the secondary market.
5

One person holds super voting rights and may take actions that are not in the best interests of other shareholders.
Ms. Wanhong Wu became the controlling shareholder of the company (“Controlling Shareholder”) by holding 100% equity of 3888 Investment Group Co., Ltd. (which is the sole owner of the super Class B common stock of Visionary Holdings Inc.). Therefore, Ms. Wanhong Wu can exercise control over the company's management and affairs requiring shareholder approval (including approval of major corporate transactions). This concentration of ownership may have the effect of delaying or preventing a change in control and may have an adverse effect on the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.
Certain provisions of our amended articles of incorporation may make it more difficult for third parties to effect a change in control.
Our amended articles of incorporation authorize the board of directors to issue a certain number of preferred shares. Although no preferred shares have been issued to date, preferred shares may be issued in series, and the terms of which may be determined by the board of directors at the time of issuance without further action by the shareholders. These terms may include voting rights (including the right to vote as a series on specific matters), dividend and liquidation preferences, conversion rights, redemption rights. The issuance of any preferred shares may dilute the rights of common stock shareholders and thus may reduce the value of such common stock. In addition, the specific rights granted to future preferred stockholders may be used to restrict our ability to merge with a third party or sell assets to a third party. The ability of the board of directors to issue preferred shares may make an acquisition or change in control more difficult, delayed, hindered, prevented, or costly, which in turn may prevent shareholders from realizing gains if a favorable offer is received and may have an adverse effect on the market price of our common stock.
We are a foreign private issuer as defined in the rules under the Exchange Act and are therefore exempt from complying with certain provisions applicable to U.S. domestic public companies.
As a foreign private issuer under the Exchange Act, we are exempt from complying with certain U.S. securities rules and regulations applicable to U.S. domestic issuers, including:
•
Rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the U.S. Securities and Exchange Commission;
•
Provisions under the Exchange Act governing the solicitation of proxies, consents, or authorizations in respect of securities registered under the Exchange Act;
•
Provisions under the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and holding insiders liable for profits made from trading within a short period; and
•
Rules under Regulation FD requiring issuers to avoid selective disclosure of material non-public information.
We are required to file an annual report on Form 20-F within four months after the end of each fiscal year. Press releases related to financial performance and material events will also be filed with the U.S. Securities and Exchange Commission on Form 6-K. However, the information we are required to file or provide to the U.S. Securities and Exchange Commission will be less extensive and timely than the information U.S. domestic issuers are required to file with the U.S. Securities and Exchange Commission. Therefore, you may not have access to the same protections or information as you would when investing in a U.S. domestic issuer.
We are an emerging growth company as defined in the Securities Act and may take advantage of certain simplified reporting requirements.
We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from complying with requirements applicable to other public companies that do not apply to emerging growth companies. Most importantly, as long as we remain an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Therefore, if we choose not to comply with such auditor attestation requirements, our investors may not have access to certain information they may consider important. The
JOBS Act also provides that emerging growth companies are not required to comply with any new or revised financial accounting standards until the date on which private companies are required to comply with such new or revised financial accounting standards.
6

The market price of our common stock may be volatile.
The market price of our common stock may be volatile and may fluctuate significantly due to factors such as: fluctuations in actual or expected quarterly operating results, changes in financial estimates by securities research analysts, economic performance or market valuations of other comparable companies, announcements by us or our competitors of major acquisitions, strategic partnerships, joint ventures, or capital commitments, fluctuations in the exchange rate between the CAD and the U.S. dollar, intellectual property litigation, the release of lock-up or other transfer restrictions on our outstanding common stock, and economic or political conditions in Canada. In addition, the performance and market price fluctuations of other companies with significant operations in Canada and securities listed in the United States may affect the volatility of the price and trading volume of our common stock.
We may be classified as a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of our common stock.
We do not expect to be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2025. However, the application of the PFIC rules is ambiguous in several respects, and we must determine separately each taxable year whether we are a PFIC. Therefore, we cannot guarantee that we will not be a PFIC for the taxable year ended March 31, 2025 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if it meets either of the following conditions: (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The fair market value of our assets will generally be determined based on the market price of our common stock, which may fluctuate. In addition, the composition of our income and assets will be affected by how and how quickly we use the cash raised. A significant portion of our assets and income is attributable to real estate, which may be considered passive income under the PFIC rules. If we are considered a PFIC for any taxable year during which a U.S. person holds our common stock, such U.S. person may face certain adverse U.S. federal income tax consequences. See “Taxation — U.S. Federal Income Tax Consequences — PFIC Rules.”
We currently do not intend to pay dividends, which will reduce the ways you can profit from any investment in us.
We have never paid any cash dividends since our inception and currently do not intend to pay any dividends in the foreseeable future, but do not rule out the possibility of paying dividends if our business grows significantly in the future. If we need additional funds (not currently provided for in our financing plans), our sources of funds may prohibit the payment of dividends. Since we do not intend to declare dividends, investment returns on our company will need to be realized through increases in the price of our stock.
We provide indemnification for directors and senior management, and such indemnification may have a negative impact on our operating results
.
Pursuant to our by-laws, we indemnify our officers and directors to the maximum extent permitted by law against all expenses, costs, and expenses (including settlement amounts or judgments) reasonably incurred by them in connection with any civil, criminal, administrative, investigative, or other proceedings arising out of their respective duties. Our by-laws also allow for the reimbursement of certain legal defense costs. In addition, we intend to provide directors and senior management with insurance against certain liabilities. If the costs of such indemnification and insurance coverage increase, it may have a material adverse effect on our operating results and financial condition.
Our insurance coverage related to our business and operations is limited.
Our business and operations are exposed to various risks, and our insurance coverage is limited. The risks we face include, but are not limited to: accidents or injuries arising from our business, loss of key management and personnel, business interruption, natural disasters, terrorist attacks, social unrest, or any other events beyond our control. We do not have any business interruption insurance or key person life insurance. Any business interruption, legal proceedings, natural disaster, or other event beyond our control may result in significant costs and diversion of resources, which may have a material adverse effect on our business, financial condition, and operating results.
7

Item 4. Information on the Company
A.

History and Development of the Company
Introduction
Visionary Education Technology Holdings Group Company was founded by Ms. Fan Zhou, a Canadian vocational educator. It was incorporated by Ms. Fan Zhou on August 20, 2013 under the Ontario Business Corporations Act as 123 Natural Food Ontario Limited, a corporation. The name was later changed to Visionary Education Technology Holdings Group Company and further changed to Visionary Holdings Inc. on January 30, 2024. Our original goal was to develop and operate an international education platform focusing on vocational education. However, due to market barriers and a limited market caused by the over-specialization of this concept, we did not pursue this goal.
In 2015, Ms. Fan Zhou shifted our business focus to international education programs for the Ontario Secondary School Diploma (“OSSD”). She established a new company — Zhongqing Langton (Canada) Education Technology Co., Ltd. (“Langton”). As a majority investor, Langton, together with non-affiliated third-party investors, formed Toronto ESchool Limited (“Toronto ESchool”) on March 7, 2016, providing online OSSD courses for grades 9 to 12. On November 15, 2017, we entered into a share purchase agreement, and after this transaction, we owned 70% equity interest in Toronto ESchool. On June 19, 2020, we transferred our 70% equity interest in Toronto ESchool to Farvision Education Group Limited, our wholly-owned subsidiary.
Concurrent with our establishment, on August 20, 2013, Ms. Fan Zhou established 123 Real Estate Development Ontario Limited (“123 Real Estate”) to acquire and develop educational real estate facilities as a supplement to education companies. To better explore the international market and enhance competitiveness, Ms. Fan Zhou increased investment in teaching facilities through 123 Real Estate. From 2013 to 2015, 123 Real Estate purchased 22.4 acres of vacant land in Peterborough, Ontario, originally planned to be developed into an international student dormitory center. On November 14, 2015, 123 Real Estate purchased a building at 41Metropolitan Road, Toronto, as the headquarters and teaching facility for international education. On April 1, 2019, we acquired all shares of 123 Real Estate from Ms. Fan Zhou at a price of $11.2 million (CAD $15.2 million) and a private mortgage loan of $3 million (CAD 4 million), to generate additional income through leasing and provide space for the expansion of educational facilities. On May 28, 2021, 123 Real Estate Development Ontario Limited was renamed Visionary Education Real Estate Group Limited. On October 15, 2021, Visionary Education Real Estate Group Limited was renamed Visionary Education Services and Management Limited.
From 2017 to 2019, we conducted research on the international market for OSSD. Based on the broad market opportunities of OSSD, we gradually established an agent network in Southeast Asia, India, and South America to recruit students for our OSSD programs. At the same time, we also developed online teaching files for more than 60 OSSD courses (core courses and a wide range of elective courses). We established cooperative relationships with educational institutions such as the Mississauga District School Board and Trent University. The cooperation included the development of OSSD teaching methods and technologies, school management, and student progression to higher education. We concluded that the initial results of this initiative and operation were encouraging.
However, starting from the beginning of 2020, we were adversely affected by the COVID-19 pandemic. Our tuition fees and other revenues decreased sharply. Without exception, the entire education industry in Canada suffered difficulties caused by the pandemic. To survive while creating growth opportunities, we made significant adjustments to our strategic plan and began to explore new business opportunities. To respond to Canada's special economic environment, we optimized our educational assets and focused our operations in the Toronto metropolitan area. We sold most of the land in Peterborough and used the proceeds to acquire high-quality educational institutions and institutional buildings. We achieved growth through the acquisition of seven educational institutions and two institutional buildings, which we believe were acquired at favorably low prices. The following describes these acquisitions and the restructuring of our company structure
.
On May 14, 2020, Farvision Education Group Limited (“Farvision Education”) was incorporated under the Canada Business Corporations Act. Farvision Education is a wholly-owned subsidiary of Visionary Holdings Inc. On February 2, 2023, Farvision Education Group Limited was renamed Farvision Vocational Education Group Limited.
On July 27, 2020, Farvision Education entered into an investment agreement with 2549601 Ontario Limited, which holds a private high school license registered with the Ontario Ministry of Education, to jointly establish Maple Leaf Toronto Academy of Arts and Performing Arts Limited. The total investment of Farvision Education and 2549601 Ontario Limited was 159,046. Pursuant to the agreement, Farvision Education subscribed for 80% of the 200,000 common shares at a price of $0.8 per share, and 2549601 Ontario Limited subscribed for the remaining 20% of the common shares at the same price. On August 3, 2020, Farvision Education filed articles of amendment to change the name of Maple Leaf Toronto Academy of Arts and Performing Arts Limited from Richmond Hill Alathena International Academy to Maple Leaf Toronto Art School Limited (“Toronto Art
School”). On July 27, 2020, Toronto Art School entered into a license transfer agreement with 2549601 Ontario Limited, a private high school registered with the Ontario Ministry of Education (operating under the name Richmond Hill Alathena International Academy). Pursuant to the agreement, Toronto Art School acquired the private high school license for a consideration of $159,040. The transaction was completed on September 1, 2020.
8

On October 18, 2020, Farvision Vocational Education entered into an investment agreement with the two former shareholders of 7621531 Canada Limited, which operates Conbridge Polytechnic Institute (“Conbridge”), a private vocational college registered with the Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% equity interest in Conbridge Polytechnic Institute for a total consideration of $64,024 (CAD 80,000).
On February 28, 2022, we acquired 70% of the issued and outstanding shares of Max the Mutt Animation Inc., which operates Max the Mutt Animation, Art & Design School (“MTM”). Founded in 1997, MTM is a private vocational college in Canada located in Toronto, Ontario.
On June 24, 2022, pursuant to the agreement signed on December 19, 2020 and the amendment agreement signed on February 28, 2022, Farvision Education paid the first deferred purchase payment of $80,030 to acquire 10% of the shares of MTM. After this payment and share transfer, Farvision Education owned 80% of the total issued and outstanding shares of MTM.
MTM offers full-time four-year college diploma programs, including classical and computer animation and production, illustration and comic book narrative art, and animation and video game concept art. In addition to diploma programs, MTM also offers various digital, animation, and art workshops and courses, as well as a six-week intensive certificate program for students applying to art-related higher education programs
.
On September 23, 2022, we successfully completed the acquisition of two office buildings located at 95-105 Moatfield Drive, Toronto, with a total gross floor area of approximately 433,000 square feet. These buildings were previously the Canadian headquarters of IBM and Kraft Heinz. We completed the acquisition for a total consideration of $69.7 million (CAD 94.4 million).
Our common stock was listed for trading on the Nasdaq Capital Market on May 17, 2022, under the ticker symbol “VEDU,” and we completed our initial public offering (“IPO”) on May 19, 2022, issuing 4.25 million shares of common stock. After deducting underwriting commissions and offering expenses payable by the company, the net proceeds from this IPO were approximately $14.33 million.
On September 18, 2023, we held a board of directors meeting, confirming that the company will transform from the traditional education and real estate industries to the life sciences industry with high-end medical aesthetics in the large health sector as the main business and education and real estate as auxiliary businesses. To promote the high-end medical aesthetics business in the large health sector, we established wholly-owned subsidiaries in Shanghai, China and Malaysia in October 2023, respectively, to develop the life sciences business in the Asian region.
In February 2024, we established Visionary Health Industry Investment Co., Ltd., a holding subsidiary in Guangzhou, to develop the micro-ecological health industry, focusing on the maintenance of gastrointestinal health. Based on research results and technologies such as human micro-ecology, with intestinal flora as the target, we adopt the concept of “nourishment instead of treatment” and use lifestyle intervention measures to provide accurate gastrointestinal flora health maintenance solutions for people with gastrointestinal sub-health. In the future, we are committed to helping 10 million people develop correct gastrointestinal health maintenance habits and have healthier gastrointestinal tracts. Currently, significant results have been achieved, with revenue of more than $1 million obtained this fiscal year, accounting for 20% of total revenue, laying a good foundation for future business development. The company's life sciences business revenue is expected to reach tens of millions of Canadian dollars in the next fiscal year, accounting for more than 80% of total revenue, providing strong market support for the company's rapid growth in the future.
II. Property-Related Matters
(I) Matters Related to Liens on the Parking Lot Project
The Company originally planned to commence legal proceedings in May 2023 against the seller, the general contractor, and the subcontractors, seeking reimbursement of all excess amounts paid by the Company in connection with the project after the acquisition date of the project. To date, the Company has not initiated such legal proceedings. The contractor has discharged and removed the lien registered against the property located at 95-105 Moatfield Drive, Toronto, Ontario, M3B 0A2.
9

(II) Disposal of Properties Related to Markham Town Centre
On December 4, 2024, the company's board of directors resolved to approve the transfer of 100% equity of NeoCanaan Investment Limited to SUNSHINE WHALE PATH E-COMMERCE CO., LTD., a non-affiliated party, at a price of CAD 1, and the transfer of 100% equity of Canadian Animation Industry Group Limited to SUNSHINE WHALE PATH E-COMMERCE CO., LTD., a non-affiliated party, at a price of CAD 1. All claims and liabilities of NeoCanaan Investment Limited and Canadian Animation Industry Group Limited shall also be borne by SUNSHINE WHALE PATH E-COMMERCE CO., LTD., and have no connection with the company.
(III) Matters Related to Other Loans
On October 2, 2024, the company also entered into two amended and restated Securities Purchase Agreements with a qualified investor, issuing convertible notes with a principal amount of 1.5 million guaranteed by Fan Zhou personally (hereinafter referred to as the “Notes”), and obtained net proceeds of $2.15 million through this convertible note transaction.
In fiscal 2025, the company also entered into Securities Purchase Agreements with three individual qualified investors respectively, obtaining net proceeds of $670,000 through the sale of shares.
IV. Matters Related to Company Structure and Business
(I) Company Name Change
On December 11, 2023, the company's shareholders approved the change of the company's name from “Visionary Education Technology Holdings Group Inc.” to “Visionary Holdings Inc.” (hereinafter referred to as the “Name Change”). On January 30, 2024, the company filed the articles of amendment for the Name Change with the Ontario Business Registry, Canada, completing the registration related to the Name Change.
(II) Stock Symbol Change
On October 9, 2023, the company's stock symbol was changed from “VEDU” to “GV,” and the common stock continues to trade on Nasdaq under the new stock symbol “GV.”
(III) Matters Related to Subsidiaries
•
Fortune Financial Group Limited was established on October 18, 2024, with Visionary Holdings Inc. holding 51% equity interest.
•
Yude Industrial Group Limited was established on October 18, 2024, with Visionary Holdings Inc. holding 51% equity interest.
•
Visionary Holdings (Guangdong) Limited was established on October 18, 2024, with Yude Industrial Group Limited holding 100% equity interest.
•
Visionary Energy Technology Holdings Group Inc. was established on December 3, 2024, with Visionary Holdings Inc. holding 100% equity interest.
•
Visionary Securities Limited was established on March 10, 2025, with Fortune Financial Group Limited holding 100% equity interest.
•
Visionary Asset Management Limited was established on March 10, 2025, with Fortune Financial Group Limited holding 100% equity interest.
•
Visionary Fintech Limited was established on March 13, 2025, with Fortune Financial Group Limited holding 100% equity interest.
•
Visionary Holdings (Asia) Limited was established on March 14, 2025, with Visionary Holdings Inc. holding 100% equity interest.
10

(IV) Matters Related to Company Business Development
We have successfully transformed from the traditional education and real estate fields to the life sciences and artificial intelligence education fields. The company focuses on these two major fields, adheres to the principle of refined management, and rapidly promotes the development of related businesses through global mergers and acquisitions.
•
Life Sciences Field:
(1) Large Health and Elderly Care Projects
Our collagen probiotic and prebiotic series products and services include popular science on gastrointestinal maintenance knowledge, gastrointestinal detection tools, micro-ecological nutritional products, and intestinal maintenance and physiotherapy services. The target customers are people who pay attention to gastrointestinal maintenance, sub-healthy people caused by gastrointestinal flora imbalance, and chronic disease patients (such as obesity, hypertension, hyperlipidemia, hyperglycemia, and patients recovering from severe diseases) caused by long-term gastrointestinal flora imbalance. We provide customers with accurate gastrointestinal maintenance solutions using lifestyle intervention measures. We focus on gastrointestinal maintenance products as the entry point, and extend to weight management, beauty care, sleep improvement, trace element supplementation, and chronic disease prevention and management services. In the future, we will develop chain-joined “Gastrointestinal Health Living Museums” in Asia to provide gastrointestinal maintenance services for more customers.
(2) Anti-Aging and High-End Medical Aesthetics Projects:
We provide customers with world-leading anti-aging and high-end medical aesthetics services. We integrate North American top medical technology with traditional cultural health preservation concepts to create a comprehensive, personalized, and preventive anti-aging management ecosystem. We adopt a multi-disciplinary integrated medical model to meet customers' comprehensive anti-aging and beauty needs. We provide each customer with personalized and full-process accompanied anti-aging and medical aesthetics health management services, including a comprehensive understanding of the customer's health history, lifestyle and health goals, genetic testing, functional medical testing and imaging examinations, the joint design of personalized health care plans by a multi-disciplinary expert team, receiving professional treatment in a scientific environment, evaluating the intervention effect through objective indicators, dynamically adjusting the plan, and providing personalized services such as remote health consultation and annual health assessment. Our projects have advantages such as leading technology, safety and reliability, significant effects, cultural compatibility, and full-process accompaniment.
•
Artificial Intelligence Education Field:
The company has achieved significant achievements in artificial intelligence education and robot technology, and actively develops the application of artificial intelligence in academic education, vocational education, and artificial intelligence-assisted learning tools. In particular, the application of artificial intelligence-assisted tools that help improve teaching effects and learning effects will be the key development business of our education projects in the future.
The company attaches great importance to innovation, focuses on promoting artificial intelligence education, develops industry-education integration projects, and values the development of vocational education. Especially in the fields of film and television artificial intelligence, animation, industry cooperation, and vocational education, it actively cooperates with internationally leading educational institutions to promote the development of artificial intelligence education business, and its performance is expected to increase significantly.
The company has strong advantages in Canadian high school diploma (OSSD) and college education. The online courses of OSSD high school diploma provide online teaching for global students. Students can obtain the OSSD high school diploma, which ranks among the top three in the world, through online learning. This diploma can be used to apply for world-renowned universities, and our OSSD education has a certain market internationally. Our college diploma education in animation art has a history of nearly 30 years and enjoys a high reputation in the Canadian industry.
V. Matters Related to Company Qualification Status
(I) Emerging Growth Company Status
The company meets the definition of an “emerging growth company” under the Jumpstart Our Business Startups Act (referred to as the “JOBS Act”) and is eligible for a number of exemptions from the reporting and financial disclosure requirements applicable to public companies that are not emerging growth companies, including but not limited to: (1) providing only two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations in this annual report; (2) being exempt from complying with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002; (3) having reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements; (4) being exempt from the requirements for non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. The company intends to take advantage of these exemption rights.
11

In addition, Section 107 of the JOBS Act also provides that emerging growth companies may take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards, that is, emerging growth companies may delay the adoption of certain accounting standards until the date on which they are required to be adopted by private companies.
A company may remain an emerging growth company for up to five years, or until the earliest of the following dates: (1) the last day of the fiscal year in which annual gross revenues exceed 700 million, and the company has publicly reported for at least 12 months); (3) issuing more than $1 billion in non-convertible debt in the past three years.
(II) Foreign Private Issuer Status
The company meets the definition of a “foreign private issuer” under the rules of the Exchange Act and is therefore exempt from complying with certain provisions applicable to U.S. domestic public companies, such as:
•
Not being required to file as many reports as required by the Exchange Act as U.S. domestic public companies, and the reporting frequency may be reduced;
•
Interim reports only need to comply with domestic requirements, which are less stringent than the rules applicable to U.S. domestic public companies;
•
Not being required to provide the same level of disclosure on certain matters (such as executive compensation);
•
Being exempt from complying with the provisions of Regulation FD aimed at preventing issuers from selective disclosure of material information;
•
Not being required to comply with the provisions of Section 16 of the Exchange Act regarding the solicitation of proxy votes, consents, or authorizations in respect of registered securities;
•
Not being required to comply with the provisions of Section 16 of the Exchange Act regarding insiders' public reporting of their shareholdings and trading activities and holding insiders liable for profits from “short-swing trading.”
The U.S. Securities and Exchange Commission (“SEC”) maintains an internet website that contains reports, proxy statements, and other information of issuers that file documents electronically with the SEC, which can be accessed at http://www.sec.gov. The company's internet website is http://www.visionary.holdings, but the information on the company's website or accessible through any other website referenced in this report does not constitute part of this report.
The company's principal executive office is located at 445 Apple Creek Boulevard #217, Markham, Ontario, Canada L3R 9X7, with a contact telephone number of 1-905-305-1881.
VI. Business Overview
(I) Company Positioning and Service Purpose
The company is a holding company located in Canada that has transformed into a provider of large health and elderly care, anti-aging and high-end medical aesthetics health services, and artificial intelligence education services as its main business. It provides high-quality large health and elderly care, anti-aging and high-end medical aesthetics health service resources, and education service resources to global customers.
The large health and elderly care project of our life sciences business uses micro-ecological health technology, takes gastrointestinal micro-ecological health as the target, and builds a full-life-cycle human micro-ecological health management system. Starting from the source of nutrition, digestion, absorption, immunity, and disease prevention, it initiates micro-ecological health management throughout the entire life process from pregnancy to old age, realizing a new era of super health with a disease-free life until the end. It has formed three major series of probiotic, prebiotic, and postbiotic products for gastrointestinal tract, weight management, and women's private parts.
12

The anti-aging and high-end medical aesthetics project of our life sciences business aims at advanced technology and innovative concepts, introduces the latest international medical technology equipment, and forms a professional team composed of North American certified doctors, scientific research experts, and multilingual health managers. According to different customers' physical characteristics, living habits, cultural backgrounds, language habits, and aesthetic needs, it adopts a multi-disciplinary integrated medical model to meet customers' comprehensive health and beauty needs through professional departments. Our characteristic departments and service system include an international cutting-edge physical examination center, testing center, high-end medical aesthetics and cell department, high-end medical aesthetics and anti-aging center, functional medical aesthetics and chronic disease management, and traditional medical aesthetics and health preservation center.
Our artificial intelligence education service project aims to provide middle school, undergraduate, postgraduate, and vocational education opportunities for students in Canada and international students through artificial intelligence and education innovation, enabling more people to fully learn, grow, and achieve success. The company uses independently developed technologies and artificial intelligence-assisted learning tools to provide students with customized teaching methods and cultivate students' ability to cope with challenges that may be encountered in their career. The company has an outstanding team of teachers in North America and an experienced management team to support students in achieving their career goals. The company provides education projects at the middle school, university, and higher degree levels, as well as supporting services such as housing and career guidance. As an international institution in Canada that provides comprehensive education projects and services, the company has been and will continue to provide services to local Canadian students and international students.
II. Business Segments
Currently, the company's business is mainly divided into two core segments: Life Sciences Business and Artificial Intelligence (AI) Education Services, which complement each other. The Life Sciences Business includes Health and Wellness Projects and Anti-aging and High-end Medical Aesthetics Service Projects; the AI Education Services include providing AI-assisted teaching tools, study and immigration visa services, student accommodation, employment placement, and financial support for students pursuing degree-oriented education and vocational education programs.
Health and Wellness Project
Focused on gastrointestinal flora maintenance, adhering to the business philosophy of "Cultivating Microecology Together, Sharing Long-term Health", the project is committed to becoming an integrated communicator in the global microecology industry value chain, enabling humans to enjoy a healthy life brought by the microecology industry. Targeting gastrointestinal flora, it pioneers the new health concept of "treatment through nourishment" for gastrointestinal flora maintenance, providing precise maintenance plans for sub-healthy groups caused by gastrointestinal microecological imbalance. Through building a "platform + maker + store" community co-creation model, it constructs a digital health maintenance industrial value chain for the gastrointestinal tract to serve thousands of families. We currently have four patented product series: "Helicobacter Pylori Resistance", "Intestinal Tract Maintenance", "Female Intimacy Care", and "Weight Management", sold through thousands of terminals in more than 60 regions across Asia.
Anti-aging and High-end Medical Aesthetics Service Project
The high-end medical aesthetics project includes:
•

Ultimate Youthfulness Solution: The most innovative facial youthfulness project, achieving outstanding long-term results through 3D aesthetic evaluation, personalized cocktail formula, and 4-stage treatment process;
•

Cell Regeneration Project: Adopting Canada's leading regenerative medicine technology to provide customers with comprehensive cellular-level anti-aging solutions;
•

Treatment and Intervention Equipment: Including hyperbaric oxygen chambers, whole-body cryotherapy, bioresonance regulators, etc.;
13

•

Advanced Equipment and Technology Platform: Equipped with North America's top medical technology equipment to ensure each service meets the highest standards;
•

High-end Medical Aesthetics Laboratory: A Class A clean laboratory complying with GMP standards, with automated cell culture and quality control capabilities.
Education Services Segment
It provides support for students pursuing degree-oriented education and vocational education programs, including study and immigration visa services, student accommodation, employment placement, and financial support.
Our AI Education Services include degree-oriented education, vocational education, and AI-assisted learning tools, which promote each other. The education service segment provides support for students in degree-oriented and vocational education programs, including learning tools, study and immigration visa services, student accommodation, employment placement, and financial support.
1. Degree-Oriented Education
The company offers four levels of degree-oriented education programs: Ontario Secondary School Diploma (OSSD, Grades 9-12), vocational-oriented two-year college programs, four-year undergraduate programs, and master's programs. These programs are currently provided either independently by the company's affiliated schools or through cooperation with public institutions.
•

Ontario Secondary School Diploma (OSSD) Program:
OSSD is a diploma issued by the Ontario Ministry of Education to secondary school graduates, part of the provincial public education system, awarded to all students who complete Ontario's education curriculum, including special education students, outstanding students in science programs (TOPS), students in mathematics, science, and computer science programs (MaCS), International Baccalaureate (IB) students, and students in other key secondary school programs. OSSD education emphasizes critical thinking, independent thinking, and problem-solving skills, and is recognized by many universities in Canada and around the world. The company operates three schools offering OSSD programs through its subsidiaries: Visionary Academy, Toronto Art School, and Toronto ESchool, providing OSSD programs for Canadian local students and international students through online, in-person, and blended learning models (combining pre-recorded courses, live courses, tutoring courses, and online and offline consulting). All three schools have signed agreements with public institutions of higher education, allowing OSSD graduates to directly apply for degree programs at these institutions without taking English proficiency tests such as TOEFL or IELTS.
•

College and Undergraduate Programs:
The company offers college programs through Conbridge College of Business and Technology (Conbridge). Its courses are researched, standardized, and updated to equip students with employment-ready skills. At the undergraduate level, Conbridge College has established a cooperative education model with a public university through "2+2" and "1+3" programs.
•

Master's Programs:
Through a cooperation agreement signed with Niagara University Ontario (NUO) on July 14, 2021, the company serves as the exclusive enrollment agent for NUO in Canada, India, and some Southeast Asian countries, providing students with master's education opportunities; in addition, Max the Mutt Animation Inc. (MTM) has signed an agreement with Duncan of Jordanstone College of Art and Design (Duncan College) to provide master's education opportunities. According to the agreement, after successfully completing MTM's four-year program, students can directly apply for Duncan College's one-year master's program.
Foreign students who complete the company's higher education programs are eligible to apply for immigration to Canada, making the company's programs attractive to international students. To help international students smoothly transition to life in Canada and achieve development, the company provides auxiliary education services such as study and immigration visa processing, student accommodation, employment placement, internships, and entrepreneurship support.
2. Vocational Education
Vocational education is an alternative to university education, providing career development paths, imparting skills and knowledge required for specific occupations, aligning with labor market needs, and serving as an important part of the education system. The company believes that high-quality vocational education can enhance students' employability and teach them to continuously improve themselves in their careers. Vocational education usually enables students to master market-needed skills in a relatively short period, with common forms including technical industry license training, technical industry vocational training, and high-demand vocational training. Although vocational education programs are relatively short-term, students should pursue lifelong learning in their diverse careers. Teachers focus on cultivating students' ability to adapt to technological development trends, as few occupations remain unchanged technically, but the basic knowledge in most fields is relatively stable.
14

In response to the needs of specific recovering industries such as construction, manufacturing, and hospitality, the Canadian government adopts a "bulk purchasing" training method to provide funding support for large-scale training, such as the Canada-Ontario Job Grant (COJG), Second Career Program, and Canadian Apprenticeship Program. Through cooperation with Canadian International Career College (CICC), the company offers Personal Support Worker (PSW) vocational education programs.
3. Education Services
•

AI-Assisted Learning Tools
: To improve students' learning outcomes and abilities, we provide advanced AI-assisted learning tools, including AI learning platforms, thinking organization tools, language enhancement tools, and self-correction homework assistants, helping students complete their studies and achieve their academic goals
.
•

Study and Immigration Visa Services
: The company's directly wholly-owned subsidiary, Visionary Education Services & Management Inc., provides Canadian study and immigration visa services. The Canadian study visa application process is complex, including two parts: a study permit and a study visa. A study permit is a document issued by the Canadian government allowing foreign citizens to study at a Designated Learning Institution (DLI), which can be obtained through an interview with an immigration officer or a visa issued by the Embassy of Canada in China. After obtaining a study permit, all students planning to study in Canada must apply for a visa through the Visa Application Center of the Embassy of Canada in China. Visionary Education Services & Management Inc. provides full-process assistance for international students in applying for study permits and visas.
•

Other Supporting Services:
To better serve international students, the company also provides comprehensive accommodation-related services through Visionary Education Services & Management Inc., including dormitory renovation, water and electricity maintenance, facility and equipment maintenance, and supply of daily necessities and school supplies.
IV. Market and Competition
Competition in Canada's high-end medical aesthetics market is mainly reflected in the differentiation of technology and services, brand image building, and diversity of marketing strategies. In addition, the market is greatly affected by regulations and policies, and faces consumers' continuous attention to safety and effectiveness. At the same time, Canada has relatively strict regulations on the medical aesthetics industry, especially regarding product approval, surgical safety, and advertising, which brings certain compliance pressure to us. With consumers' increasingly diversified and personalized demands for medical aesthetics and price competition, we are faced with market challenges and risks; there are well-known medical aesthetics centers in Canada with more than 20 years of operation, which have a long history, established brands, and accumulated certain market resources, all of which are our competitors.
OSSD is a high school diploma recognized by most universities and regions around the world. The number of enrollments in Canadian institutions of higher education increases every year, especially the number of international students. According to data from Statistics Canada and Immigration, Refugees and Citizenship Canada, over the past 10 years, Ontario has ranked first among Canadian provinces in terms of the number of international students, largely driven by the growth in the number of international students in OSSD programs.
Ontario has 76 public school boards, including 38 public secular school boards (34 English school boards and 4 French school boards), 38 public separate school boards (29 English Catholic school boards, 8 French Catholic school boards, and 1 English Protestant school board), and 7 public school authorities operating in children's treatment centers. In the 2021-2022 academic year, there were 1,503 private schools in Ontario. Public high schools in the Markham area where the company is located include Markville High School, Unionville High School, Bur Oak Secondary School, Pierre Elliott Trudeau High School, and Bill Crothers Secondary School; private high schools include Peoples Christian Academy, J Addison School, Holy Trinity School, TMS School, and La Citadelle International Academy of Arts and Science. These competitors have a long history, relatively large campus scales, and excellent teaching facilities.
V. Development Plan
Based on the company's future development plan, we will accelerate the development of the health and wellness project. In the next 3 years, we plan to open 6,000 brand franchise stores, help 100 million customers develop correct gastrointestinal tract maintenance habits, and achieve annual revenue exceeding 100 million US dollars. We will integrate global resources, technologies, markets, and teams, actively form close cooperation with world-renowned relevant institutions, strengthen multi-faceted and multi-level mergers, acquisitions, and restructurings, and focus on developing anti-aging and high-end medical aesthetics services using the world's most advanced technologies and innovative methods, aiming to achieve annual revenue exceeding 100 million US dollars in the next 2 years.
15

Based on the company's existing flexible curriculum arrangements and advanced teaching facilities and methods, the company plans to strengthen the OSSD program in the following aspects:
•

Establish cooperative relationships with more public colleges and universities. Under the leadership of the board of directors, the company has been negotiating agreements with universities to allow qualified graduates to directly enter degree programs at these universities without taking English proficiency tests;
•

Build an AI-based comprehensive student management system. This system can track each student's learning journey and provide personalized tutoring to optimize learning efficiency;
•

Establish a VR-based virtual teaching laboratory to enhance students' learning experience. The VR laboratory will visualize complex methods and processes in subjects such as mathematics, physics, chemistry, and biology to facilitate students' understanding;
•

Develop OSSD Massive Open Online Courses (MOOCs) to provide students with rich learning content. The company has built a MOOC platform currently used for animation education;
•

Further expand marketing networks in target countries, including China, India, Brazil, and Southeast Asia.
VI. Regulatory Matters
Canada's medical aesthetics industry is subject to strict regulation, covering multiple aspects of products, devices, and services. Products and cosmetics must comply with the Cosmetic Regulations, including restricted/prohibited ingredient lists and labeling requirements; medical aesthetics devices must obtain Medical Device License (MDL) certification from Health Canada, with categories determined by the product's risk level.
In Ontario, private schools can operate as for-profit enterprises, so the academic year arrangement, tuition fees, enrollment, and school management are not controlled by the Ministry of Education, but the courses must meet the OSSD curriculum requirements specified by the Ministry of Education. Private schools do not receive any funding or other financial support from the Ontario government, and the Ministry of Education does not regulate, license, accredit, or supervise the daily operations of private schools.
Despite certain flexibility, any individual, enterprise, or non-profit entity wishing to operate a private school in Ontario must comply with the legal requirements of the Education Act (amended by the Education Amendment Act, commonly known as Bill 82) and the policies and procedures in the Private School Policy and Procedure Manual issued by the Ministry of Education.
The COVID-19 pandemic has had a significant impact on education delivery in Ontario. According to the new policy of the Ministry of Education, students can obtain OSSD graduation qualifications through online courses, which has become a future trend for international students.
VII. Financial Information
(I) Results of Operations
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this Form 20-F filing. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this Form 20-F. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”
16

Results of Operations
For the Years Ended March 31, 2025, 2024 and 2023
The following table summarizes the results of our operations during the fiscal years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2025 against fiscal 2024.

	For the Years Ended March 31,
	2025		2024
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$5,044,297	100.0%	$9,380,985	100.0%	$(4,336,688)	(46.2)%
Cost of sales	3,631,578	72.0%	6,841,136	72.9%	(3,209,558)	(46.9)%
Gross profit	1,412,719	28.0%	2,539,849	27.1%	(1,127,130)	(44.4)%
Operating expenses
General and administrative expenses	2,190,852	43.4%	1,148,172	12.2%	1,042,680	90.8%
Professional fees	2,110,047	41.8%	2,907,676	31.0%	(797,629)	(27.4)%
Salaries and compensations	580,907	11.5%	812,388	8.7%	(231,481)	(28.5)%
Total operating expenses	4,881,806	96.8%	4,868,236	51.9%	13,570	0.3%
(Loss) income from operations	(3,469,087)	(68.8)%	(2,328,387)	(24.8)%	(1,140,700)	49.0%
Other income (expenses)
Interest expense, net	(4,951,064)	(98.2)%	(5,835,449)	(62.2)%	884,385	(15.2)%
Accretion interest	-	(0.0)%	(285,625)	(3.0)%	285,625	(100.0)%
Impairment loss on property, plant and equipment	(4,695,912)	(93.1)%	(49,784)	(0.5)%	(4,646,128)	9,332.6%
Change in fair value on warrants	(1,835,817)	(36.4)%	1,536,494	16.4%	(3,372,311)	(219.5)%
Change in fair value on convertible debenture	(329,949)	(6.5)%	367,663	3.9%	(697,612)	(189.7)%
Gain on disposal of properties	-	0.0%	8,614,079	91.8%	(8,614,079)	(100.0)%
Loss on acquisition deposit	-	0.0%	(336,892)	(3.6)%	336,892	(100.0)%
Loss on disposal of subsidiaries	(368,608)	(7.3)%	(163,405)	(1.7)%	(205,203)	125.6%
Other income	4,986	0.1%	22,764	0.2%	(17,778)	(78.1)%
Total other expenses	(12,176,364)	(241.4)%	3,869,845	41.3%	(16,046,209)	(414.6)%
(Loss) income before income taxes	(15,645,451)	(310.2)%	1,541,458	16.4%	(17,186,909)	(1,115.0)%
(Provision) credit for income taxes	(100,902)	(2.0)%	(574,209)	(6.1)%	473,307	82.4%
Net (loss) income	$(15,746,353)	(312.2)%	967,249	10.3%	(16,713,602)	(1,728.0)%

17

The following table summarizes the results of our operations during the fiscal years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing fiscal 2024 against fiscal 2023.

	For the Years Ended March 31,
	2024		2023
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$9,380,985	100.0%	$8,432,511	100.0%	$948,474	11.2%
Cost of sales	6,841,136	72.9%	4,669,191	55.4%	2,171,945	46.5%
Gross profit	2,539,849	27.1%	3,763,320	44.6%	(1,223,471)	(32.5)%
Operating expenses
General and administrative expenses	1,148,172	12.2%	1,227,424	14.6%	(79,252)	(6.5)%
Professional fees	2,907,676	31.0%	968,435	11.5%	1,939,241	200.2%
Salaries and compensations	812,388	8.7%	1,136,676	13.5%	(324,288)	(28.5)%
Total operating expenses	4,868,236	51.9%	3,332,535	39.5%	1,535,701	46.1%
Income (loss) from operations	(2,328,387)	(24.8)%	430,785	5.1%	(2,759,172)	(640.5)%
Other income (expenses)
Interest expense, net	(5,835,449)	(62.2)%	(2,955,008)	(35.5)%	(2,880,441)	97.5%
Accretion interest	(285,625)	(3.0)%	(320,497)	(3.8)%	34,872	(10.9)%
Government subsidies	–	–	109,723	1.3%	(109,723)	(100.0)%
Impairment loss on property, plant and equipment	(49,784)	(0.5)%	–	–	(49,784)	N/A
Change in fair value on warrants	1,536,494	16.4%	(1,565,570)	(18.6)%	3,102,064	(198.1)%
Change in fair value on convertible debenture	367,663	3.9%	(157,010)	(1.9)%	524,673	(334.2)%
Gain on disposal of properties	8,614,079	91.8%	–	–	8,614,079	N/A
Loss on acquisition deposit	(336,892)	(3.6)%	–	–	(336,892)	N/A
Loss on disposal of subsidiaries	(163,405)	(1.7)%	–	–	(163,405)	N/A
Other income	22,764	0.2%	23,605	0.3%	(841)	(3.6)%
Total other expenses	3,869,845	41.3%	(4,864,757)	(57.7)%	8,734,602	(179.5)%
Income (loss) before income taxes	1,541,458	16.4%	(4,433,972)	(52.6)%	5,975,430	(134.8)%
(Provision) credit for income taxes	(574,209)	(6.1)%	861,864	10.2%	(1,436,073)	(166,6)%
Net income (loss)	$967,249	10.3%	(3,572,108)	(42.4)%	4,539,357	(127.1)%
Revenues
Revenues decreased by $4.3 million, or 46.2%, to approximately $5.0 million in fiscal 2025 from approximately $9.4 million in fiscal 2024. The decrease in revenue was principally due to decrease of rent revenue of $5.2 million in fiscal 2025, with a stable tuition revenue in fiscal 2025. In fiscal 2025, the Company had $1.1 million revenue generated from sale of products.
18

Revenues increased by $0.9 million, or 11.2%, to approximately $9.4 million in fiscal 2024 from approximately $8.4 million in fiscal 2023. The increase in revenue was principally due to increase of rent revenue of $0.9 million in fiscal 2024, with a stable tuition revenue in fiscal 2024.
Revenue by Type

	For the Year Ended March 31,
	2025		2024
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$2,796,853	55.4%	$8,019,186	85.5%	$(5,222,333)	(65.1)%
Tuition revenue	1,184,355	23.5%	1,361,799	14.5%	(177,444)	(13.0)%
Sales of products	1,063,089	21.1%	–	–%	1,063,089	N/A
Total	$5,044,297	100.0%	$9,380,985	100.0%	$(4,336,688)	(46.2)%

	For the Year Ended March 31,
	2024		2023
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)

Rent revenue	$8,019,186	85.5%	$7,090,140	84.1%	$929,046	13.1%
Tuition revenue	1,361,799	14.5%	1,342,371	15.9%	19,428	1.4%
Total	$9,380,985	100.0%	$8,432,511	100.0%	$948,474	11.2%
Rent revenue
Revenue from rent decreased by $5.2 million, or 65.1%, from $8.0 million in fiscal 2024 to $2.8 million in fiscal 2025. The decrease in rent revenue was mainly due to 1) two subsidiaries which hold two rental office buildings have been disposed to third parties in December 2024, and only 5 months rental income was recorded by the Company, and 2) two office buildings located at 95 and 105 Moatfield have been taken over by the receivership on August 27, 2024 and only 5 months rental income was recorded by the Company.
Revenue from rent increased by $0.9 million, or 13.1%, from $7.1 million in fiscal 2023 to $8.0 million in fiscal 2024. The increase in rent revenue was mainly due to the revenue generated from the newly purchased office building in September 2022. In fiscal 2023, it generated rental income of $4.9 million for 6 months and in fiscal 2024, it generated rental income of 6.6 million for 12 months. In addition, one office building was sold in June 2023 which generated rental income of $0.7 million in fiscal 2023 and less than $0.2 million rental income in fiscal 2024. The rental income from other subsidiaries generally decreased in fiscal 2024 due to economic downward post to pandemic.
19

Tuition revenue
Revenue from tuition income decreased by $0.2 million, or 13.0%, from $1.4 million in fiscal 2024 to $1.2 million in fiscal 2025. The total tuition income was slightly decreased for fiscal 2025. However, the tuition income from Toronto ESchool increased by $0.1 million in fiscal 2025, and the tuition income from Max the Mut College of Animation (“MTM”) decreased by $0.3 million in fiscal 2025, and tuition revenue from other educational subsidiaries, including Lowell Academy, Toronto Art Academy and Conbridge are all decreased slightly in fiscal 2025. The decrease of tuition revenue from MTM was mainly due to decrease of student’s numbers consistent with the strict international student policy in Canada.
Revenue from tuition income increased by $0.1 million, or 1.4%, from $1.3 million in fiscal 2023 to $1.4 million in fiscal 2024. The total tuition income was stable for fiscal 2024 and 2023. However, the tuition income from Toronto ESchool decreased by $0.1 million in fiscal 2024, and the tuition income from Max the Mut College of Animation (“MTM”) increased by $0.2 million in fiscal 2024, and tuition revenue from other educational subsidiaries, including Lowell Academy, Toronto Art Academy and Conbridge are all decreased slightly in fiscal 2024. The increase of tuition revenue from MTM was mainly due to increase of tuition fee per student consistent with the inflation past pandemic.
For our subsidiary Max the Mutt College of Animation, the college had total enrollment of 125 students in 2025, which includes 89 domestic students and 36 international students. 134 students in 2024, which includes 43 domestic students and 91 international students. Benefit from the reputation over its 27 years in animation education, we believe our resource and management have positioned well to maintain healthy and sustainable growth of Max the Mutt College of Animation fiscal 2026.
The number of students enrolled in our online learning platform in Toronto ESchool was 360, 313, and 357 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively. These students enrolled in a total of 500 courses, 424 courses, and 504 courses in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. The average fee for each course was $795, $735, and $584 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.
Sales of products
We purchase and sell a variety of health and wellness nutritional products via one of subsidiary at Guangdong China. These products are distributed exclusively within China through wholesale distributors, physical retail stores, and official online channels. In fiscal year 2025, we generated approximately $1.1 million revenue from this new business line.
Gross profit
Our gross profit decreased by $1.1 million, or 44.4%, to $1.4 million in fiscal 2025 from $2.5 million in fiscal 2024. Gross margin was 28.0% in fiscal 2025, as compared with 27.1% in fiscal 2024. The increase of 0.9% in the gross profit margin was primarily attributable to the higher (2.3%) gross profit margin for our education service segment due to the increase of efficiency of the operation and teaching system. Also, the gross profit margin for our new business segment of sales of products is much lower than other segments because of the nature of business. The gross profit margin for rental business is consistent with prior years. The gross profit margin for education service income is increased by 2.3% due to lower staffing costs.
Our gross profit decreased by $1.2 million, or 32.5%, to $2.5 million in fiscal 2024 from $3.8 million in fiscal 2023. Gross margin was 27.1% in fiscal 2024, as compared with 44.6% in fiscal 2023. The decrease of 17.5% in the gross profit margin was primarily attributable to the lower gross profit margin for our rental business segment because of the increased costs in connection with the newly purchased office buildings with low occupancy rates and the higher gross profit margin from our education segment due to lower staffing costs.
20

Our cost and gross profit by revenue types are as follows:
	For the year ended March 31, 2025			For the year ended March 31, 2024
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$2,191,587	$605,266	21.6%	$6,325,094	$1,694,092	21.1%	$(4,133,507)	$(1,088,826)	0.5%
Education business	421,049	763,306	64.4%	516,042	845,757	62.1%	(94,993)	(82,451)	2.3%
Sale of products	1,018,942	44,147	4.2%	-	-	-	1,018,942	44,147	4.2%
Total	$3,631,578	$1,412,719	28.0%	$6,841,136	$2,539,849	27.1%	$(3,209,558)	$(1,127,130)	0.9%
	For the year ended March 31, 2024			For the year ended March 31, 2023
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in cost of revenue	Variance in gross profit	Variance in gross profit %

Rental business	$6,325,094	$1,694,092	21.1%	$3,899,012	$3,191,128	45.0%	$2,426,082	$(1,497,036)	(23.9)%
Education business	516,042	845,757	62.1%	770,179	572,192	42.6%	(254,137)	273,565	19.5%
Total	$6,841,136	$2,539,849	27.1%	$4,669,191	$3,763,320	44.6%	$2,171,945	$(1,223,471)	(17.5)%
Cost of revenue for our rental business decreased by $4.1 million from $6.3 million in fiscal 2024 to $2.2 million in fiscal 2025. Gross margin slightly increased from 21.1% in fiscal 2024 to 21.6% in fiscal 2025, but the gross margin of rental business is consistent. The decrease of cost of revenue is consistent with the decrease of the revenue.
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
Cost of revenue for our education program decreased from $516,042 in fiscal 2024 to $421,049 in fiscal 2025, and gross profit decreased from $845,757 in fiscal 2024 to $763,306 in fiscal 2025. Our gross margin increased from 62.1% in fiscal 2024 to 64.4% in fiscal 2025. The increase in gross margin was mainly due to sharing of staffing costs among different subsidiaries. We believe that the combination of online self-learning, online interactive instructions, as well as in-person education in our education platforms, MTM Animation and vocational college provided by our qualified instructors will be our competitive advantage compared to other education providers.
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
During the year, we launched a new business segment focused on the distribution of health and wellness nutritional products. This segment generated cost of sales of approximately $1.0 million and delivered a gross margin of 4.2% for the period. The comparatively low gross margin is consistent with the inherent economics of the nutritional product distribution industry, which typically operates on high-volume, low-margin models driven by competitive pricing, standardized product offerings, and limited differentiation in the wholesale and retail channels. As the segment remains in its early stage, margins also reflect limited scale efficiencies and initial market-entry pricing strategies. Management expects margin performance to improve gradually as the Company expands its product portfolio, strengthens supplier relationships, and increases sales volumes.
21

General and administrative expenses
Our general and administrative expenses primarily include office expenses, travel expenses, commission expenses, insurance expenses, and depreciation and amortization expenses. General and administrative expenses increased by $1,042,680, or 90.8%, from $1,148,172 in fiscal 2024 to $2,190,852 in fiscal 2025. The increase was mainly due to an increase of $1.5 million on amortization (i) derecognized two subsidiaries with two rental buildings to third parties in December 2024, and (ii) the take over by a receivership for two offices rental properties in August 2024 and 7 months amortization expenses (approximately $1.1 million) were recorded in general and administrative expenses instead of cost of rental income since the receivership take over. The Company has been consistently implementing initiatives to reduce its general and administrative expenses as part of its broader strategy to streamline operations and improve profitability. Throughout the period, management undertook targeted cost-cutting measures, including headcount optimization, renegotiation of vendor contracts, tighter discretionary-spending controls, and consolidation of non-core functions. Our general and administrative expenses represented 43.4% and 12.2% of our total revenue for fiscal 2025 and 2024, respectively.
Our general and administrative expenses primarily include office expenses, travel expenses, commission expenses, insurance expenses, and depreciation and amortization expenses. General and administrative expenses decreased by $79,252, or 6.5%, from $1,227,424 in fiscal 2023 to $1,148,172 in fiscal 2024. The decrease was mainly due to the decrease of our office expenses, travel expenses, commission expense and insurance, although there was an increase of $1.1 million on amortization (i) from two buildings transferred from assets held for sales to used property and equipment as we change in our future plans in fiscal 2024 and (ii) the full-year amortization of office building purchased in September 2022. The increase of amortization was offset by our general and administrative expenses represented 12.2% and 14.6% of our total revenue for fiscal 2024 and 2023, respectively.
Professional fees
Our professional fees decreased by $797,629, or 27.4%, from $2,907,676 in fiscal 2024 to $2,110,047 in fiscal 2025, representing 41.8% and 31.0% of our total revenue for fiscal 2025 and fiscal 2024, respectively. The decrease was mainly due to a total of $1.4 million consulting fee settled by our common shares in fiscal 2025 and a total of $1.9 million consulting fee settled by our common shares in fiscal 2024. Our regular legal and accounting fees were stable and slightly decreased from the prior year.
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
Salaries and compensations
Our salaries and compensations decreased by $231,481 or 28.5%, from $812,388 in fiscal 2024 to $580,907 in fiscal 2025, representing 11.5% and 8.7% of our total revenue for fiscal 2025 and 2024, respectively. The significant decrease was mainly due to the reduction of our budget on our administrative team in both of our rental business and our educational business.
Our salaries and compensations decreased by $324,288 or 28.5%, from $1,136,676 in fiscal 2023 to $812,388 in fiscal 2024, representing 8.7% and 13.5% of our total revenue for fiscal 2024 and 2023, respectively. The significant decrease was mainly due to the reduction of our budget on our administrative team in both of our rental business and our educational business.
Interest expense, net
Our interest expense decreased by $884,385, from $5.8 million in fiscal 2024 to $5.0 million in fiscal 2025. The decrease was mainly due to derecognize two subsidiaries with two rental buildings to third parties in December 2024 and no interest expenses to be paid on these two buildings since January 2025.
Our interest expense increased by $2.9 million, from $3.0 million in fiscal 2023 to $5.8 million in fiscal 2024. The significant increase was mainly due to the increase of prime rate by Bank of Canada (from 2.7% as of April 1, 2022 to 7.20% as of March 31, 2024) which has significant impact on all our outstanding mortgages with variable interest rates and the increase of two private 2 nd
mortgage with principal balance of $6.7 million in the middle of fiscal 2023.
22

Impairment expenses
In fiscal 2024, we recorded impairment loss of $49,784 for the property and equipment at MTM due to out of date for its computer and software used in animation education. In fiscal 2025, we recorded impairment loss of $4,695,912 for the property and equipment at 13995291 Canada due to the receivership on 95-105 Moatfield Drive on August 27, 2024.
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
During fiscal 2025, all outstanding Series A warrants were converted into common shares in accordance with their contractual terms. Upon conversion, the Company remeasured the fair value of the underlying common shares at the conversion date and recognized a non-cash loss of $1,835,817. This loss reflects the difference between the carrying amount of the warrants prior to conversion and the fair value of the common shares issued.
Loss on convertible debenture valuation
In fiscal 2025, we recorded loss of $329,949 on change in fair value of a convertible note with a debt component and the embedded derivative components issued in October 2024 and February 2025. In October 2024, approximately 1.0 million convertible notes were arranged with the investors, and in February 2025, approximately 1.5 million convertible notes were arranged. We assessed the fair value of the convertible notes and its embedded derivative components as of March 31, 2025.
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
Other income
We had other income of $4,986, $22,764 and $23,605 in fiscal 2025, 2024 and 2023, respectively, mainly from interest income.
(Loss) income before income taxes
We had loss before income taxes of approximately $15.6 million in fiscal 2025, as compared to income before income taxes of approximately $1.5 million in fiscal 2024. The decrease of income before income taxes was primarily attributable to a loss of $0.4 million on disposal of two subsidiaries, an impairment loss of $4.7 million, and a loss of $2.2 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, as well as increased other expenses as discussed above in year 2025.
We had income before income taxes of approximately $1.5 million in fiscal 2024, as compared to loss before income taxes of approximately $4.4 million in fiscal 2023. The increase of income before income taxes was primarily attributable to a gain of $8.6 million on disposal of four rental properties, a gain of $1.9 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, which was partly offset by the increased other expenses as discussed above.
Recovery for current and deferred income taxes
We had $960 provision of current income tax in fiscal 2025 due to losses positions, as compared to no provision of current income tax in fiscal 2024 as we had loss before tax. We also had a deferred income tax expense of $99,942 in fiscal 2025.
We had no provision of current income tax in fiscal 2024 due to losses carried forward from prior years, as compared to an income tax recovery of $64,768 in fiscal 2023 as we had loss before tax. We also had a deferred income tax expense of $574,209 in fiscal 2024, and a deferred income tax recovery of $797,096 in fiscal 2023.
23

Net (loss) income
We had net loss of $15,746,353 and net income of $967,249 for fiscal 2025 and fiscal 2024 respectively. The decrease of net income was primarily attributable to a gross margin profit of 1.4 million, interest expenses of 5.0 million, a loss of $0.4 million on disposal of two subsidiaries, impairment loss of $4.7 million on property and equipment, loss of $2.2 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, as well as increased other expenses as discussed above.
We had net income of $967,249 and net loss of $3,572,108 for fiscal 2024 and fiscal 2023 respectively. The increase of net income was primarily attributable to the gain of $8.6 million on disposal of four rental properties, gain of $1.9 million on fair value assessment on warrants and embedded derivative components with the convertible notes before the conversion, which was partly offset by the increased other expenses as discussed above.
Cash Flows
For the Years Ended March 31, 2025, 2024 and 2023
The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(2,968,384)	$(4,103,676)	$335,919
Net cash provided by (used in) investing activities	14,509,784	13,078,314	(63,413,359)
Net cash (used in) provided by financing activities	(11,306,183)	(9,478,590)	63,871,642
Effect of exchange rate change on cash	(436,454)	(14,585)	(312,010)
Net (decrease) increase in cash	(201,237)	(518,537)	482,192
Cash and restricted cash, beginning of year	773,344	1,291,881	809,689
Cash and restricted cash, end of year	$572,107	$773,344	$1,291,881
Operating Activities
Net cash used in operating activities was approximately $3.0 million in fiscal 2025, compared to cash used in operating activities of approximately $4.1 million in fiscal 2024. The decrease in net cash used in operating activities was primarily attributable to the following factors:

•
Prepayments and other current assets decreased by approximately $0.5 million in fiscal 2025, compared with a decrease of approximately $0.9 million in fiscal 2024. The increase was mainly due to the payments made by Visionary USA to start its business in USA in fiscal 2025.

•
Deferred revenue decreased by approximately $0.8 million in fiscal 2025 compared with a decrease of approximately $0.4 million in fiscal 2024. The decrease was mainly due to a decrease in student enrollments in fiscal 2024.

•
Accounts receivable decreased by approximately $1.1 million in fiscal 2025, compared with a decrease of approximately $0.07 million in fiscal 2024. The decrease was mainly due to higher accounts receivable from our new business segment – sales of products at our Guangdong subsidiary.

Plus:
•	We had net loss of $4.8 million in fiscal 2025, after the adjustments of all non-cash items, compared to a net loss of $3.7 million in fiscal 2024, after the adjustments of all non-cash items.
Net cash used in operating activities was approximately $4.1 million in fiscal 2024, compared to net cash provided by operating activities of approximately $0.3 million in fiscal 2023. The increase in net cash used in operating activities was primarily attributable to the following factors:

•
Prepayments and other current assets decreased by approximately $0.9 million in fiscal 2024, compared with a decrease of approximately $0.4 million in fiscal 2023. The increase was mainly due to the payments made by Visionary Shanghai to start its business in China in fiscal 2022.

•
Deferred revenue decreased by approximately $0.4 million in fiscal 2024 compared with an increase of approximately $0.9 million in fiscal 2023. The decrease was mainly due to a decrease in student enrollments in fiscal 2024.

Plus:
•	We had net loss of $3.7 million in fiscal 2024, after the adjustments of all non-cash items, compared to a net loss of $0.8 million in fiscal 2023, after the adjustments of all non-cash items.
24

Investing Activities
Net cash provided by investing activities was approximately $14.5 million in fiscal 2025, compared to net cash provided by investing activities of $13.1 million in fiscal 2024. The increase in net cash provided by investing activities was primarily attributable to the proceed from disposal of office buildings for approximately $15.1 million, which is partly offset by a net cash outflow on a deposit of long-term investment of $0.2 million and cash transfer to related parties of $0.3 million.
Net cash provided by investing activities was approximately $13.1 million in fiscal 2024, compared to net cash used in investing activities of $63.4 million in fiscal 2023. The increase in net cash provided by investing activities was primarily attributable to the proceed from disposal of office buildings for approximately $13.9 million in cash, which is partly offset by a net cash outflow from the writing off of the deposits of $0.4 million made on a property in New York State, as well as the payments made to acquire a vacant land for approximately $1.3 million.
Financing Activities
Net cash used in financing activities was approximately $11.3 million in fiscal 2025, compared to net cash used in financing activities of approximately $9.5 million in fiscal 2024. The increase in net cash used in financing activities in fiscal 2025 was primarily attributable to recognized mortgages of approximately $13.6 million in connection with the disposal of two subsidiaries in December 2024, partly offset by a net cash inflow from the convertible notes of approximately $2.0 million
.
Net cash used in financing activities was approximately $9.5 million in fiscal 2024, compared to net cash provided by financing activities of approximately $63.9 million in fiscal 2023. The increase in net cash used in financing activities in fiscal 2024 was primarily attributable to the mortgages payoff of approximately $6.1 million in connection with the disposal of office building in June 2023. In addition, our formerly controlling shareholder Ms. Fan Zhou withdrew approximately $4.2 million from the Company from her advances account and reduce her advance to the Company from $4.2 million to few thousand dollars. In May 2023, we settled our convertible notes of $1.5 million with embedded convertible feature by exchange of common stocks. At the same time, we have cash provided by our financing activities. When we converted our Series B warrants by conversion of our common stocks, we obtained subscription proceeds of approximately $1.7 million.
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
Credit Facility
As of March 31, 2025, we had outstanding loans totaling approximately $41.4 million from banks in Canada and approximately $4.2 million from private lenders. Ms. Zhou, the formerly controlling shareholder, had also periodically advanced funds to support our operations when needed. These advances were non-interest bearing and due upon demand.
Working Capital
As of March 31, 2025, we had cash and cash equivalents of approximately $0.3 million. Our current assets were approximately $3.8 million, and our current liabilities were approximately $58.3 million, including $41.4 million mortgages in default from Bank of China, $4.2 million of a short-term private mortgage, and $6.9 million liabilities from accounts payable and accrued liabilities, which resulted in a negative working capital of $54.5 million. Total shareholders’ equity as of March 31, 2025 was approximately $5.2 million.
As of March 31, 2024, we had cash and cash equivalents of approximately $0.6 million. Our current assets were approximately $2.1 million, and our current liabilities were approximately $69.7 million, including mortgage balance of $11.0 million for 2 office buildings held for rental, $44.0 million mortgage in default from Bank of China, $6.6 million of two short-term private mortgages, and $3.4 million liabilities from accounts payable and accrued liabilities, which resulted in a negative working capital of $67.7 million. Total shareholders’ equity as of March 31, 2024 was approximately $17.8 million.
25

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
We have historically funded our working capital needs primarily from operations, bank loans, equity financing, and advances from formerly controlling shareholder. Our management believes that current levels of cash, cash flows from operations and cash flow from bank loans, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this filing. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or equity securities or obtain a credit facility.
Loan Facilities
As of March 31, 2025 and 2024, the details of all bank loans are as follows:

	March 31,	March 31,
	2025	2024

HSBC Bank	$-	$11,027,234
Bank of China (“BOC”) (1)	41,354,239	43,990,600
Private mortgage at 95 Moatfield (2)	3,477,500	3,693,000
Private mortgage at 200/260 Town Centre – (see note 8)	-	2,954,400
Private mortgage for Bethune (3)	765,050	812,460
Less: unamortized financing cost	-	(54,253)
	45,596,789	62,423,441
Less: current portion of bank loans	(45,596,789)	(62,423,441)
Total	$–	$–

(1)
In connection with the purchase of two office buildings at 95/105 Moatfield Dr. at the cost of $65.3 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $41.7 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As of March 31, 2025 and 2024, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call. On August 27, 2024, the buildings were taken over by a receivership appointed by the Ontario Superior Court, which was initiated by BOC due to default of the loan. The Company is expecting to obtain external financing fund in February 2026 to pay off the default loan from BOC.

26

(2)
On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.48 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The loan was extended to February 16, 2025 on February 16, 2024 for a fixed interest rate of 18% per annum. The interest rate after the conclusion of the Extended Term shall be adjusted to 16% per annum. Extensions may not exceed December 31, 2025. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date. The loan at default when the buildings were taken over by the Receivership on August 27, 2025. The Company is expecting to obtain external financing fund in February 2026 to pay off this default loan.

(3)
On December 15, 2023, the Company purchased 100% share in Bethune from an unrelated party, and consolidated Bethune as one wholly owned subsidiary. On December 15, 2023, Bethune had a piece of land with the carrying value of $1,215,734 (C$1,748,000) and a mortgage with a principal balance of $765,050 (C$1,100,000) from an unrelated individual. The mortgage has an open term as of March 31, 2025, with a fixed interest rate of 10% per annum on the principal balance of $695,500 (C$1,000,000) and a fixed interest of 15% per annum on the principal balance of $69,550 (C$100,000). The mortgage is collateral by the land. The Company agreed to assume the mortgage principal balance and the monthly interest payments effective on January 1, 2024.

Capital Expenditures
Our capital expenditures consisted primarily of expenditures for the purchase of fixed assets, intangible assets and business acquisition as a result of our business growth. Our capital expenditures amounted to approximately $nil million and $1.3 million for fiscal 2025 and 2024, respectively.
Contractual Obligations
As of March 31, 2025, our contractual obligations consisted of the following:
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Repayment of other loan payable	$508,621	$508,621	$-	$–	$–
Repayment of bank loans	45,596,789	45,596,789	–	–	–
Total	$46,105,410	$46,105,410	$-	$–	$–
Off-balance Sheet Commitments and Arrangements
There were no off-balance sheet arrangements for the years ended March 31, 2025 and 2024, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.
Related Party Transactions
In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions in which we have been a participant and in which the amount involved in the transactions is material to us or the related party.
The relationship of main related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Formerly Controlling shareholder of the Company, ceased on April 15, 2023, Director of the Company
Kelly Xu	Operation manager and minority shareholder of Lowell
Katy Liu	Employee of the Company
XiYong Hou	Employee of the Company
HuiMin Luo	Employee of the Company
JunFeng Li	Operation manager and minority shareholder of Yuanjian Trillion (GuangZhou) Health Industry Investment Co., Ltd
Changleshuang Biotechnology (Guangzhou) Limited (“Changleshuang”)
49% non-controlling shareholder of Guangzhou Yuanjian
The payable to Changleshuang Biotechnology (Guangzhou) Co., Ltd. of is for the purchase of products such as probiotics, prebiotics, collagen-fixed beverages, composite prebiotic beverages, Kangweili "Good Nutrition Time," and Kangweili undenatured collagen special dietary tablets from Changleshuang (Guangzhou) Co., Ltd. The settlement period for all the aforementioned products is 8 months, with a maximum of 18 months, and no interest will be charged within this 18-month period.

27

(1) Due from related party
As of March 31, 2025 and 2024, due from related party consists of the following:
	March 31,	March 31,
	2025	2024

Due from Xu Kelly (Lowell Academy)	$-	$76,888
XiYong Hou	433,507	-
Total	$433,507	$76,888
The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy in 2022
, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As of March 31, 2025 and 2024, Lowell Academy is not a subsidiary of the Company.
(2) Due to related parties

	March 31,	March 31,
Name	2025	2024

Ms. Fan Zhou (a)	$164,885	$3,872
Katy Liu (b)	229,706	322,768
HuiMin Luo (c)	97,273	-
JunFeng Li (d)	11,262	-
Total	$503,126	$326,640
(a)
The balance represented unsecured, due on demand and interest free borrowings between the Company and the formerly
controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou ceased to be the Controlling shareholder on April 15, 2024 and transferred all her equity interest of the Company to another individual who is related to Ms. Fan Zhou.

(b)
On April 1, 2023, the Company entered a two-year loan agreement with one employee, and agreed to pay back the principal balance of $229,706 (C$330,275) plus the accrued interest of 64,258 (C$87,000) at the maturity date. As at March 31, 2025, the balance of 229,706 was outstanding with an interest rate of 20% annual after the maturity date.

(c)	The balance represented unsecured, due on demand and interest free borrowings between the Company and Ms. Huimin Luo.
(d)

The balance represented unsecured, due on demand and interest free borrowings between the Company and Mr. JunFeng Li.
(3) Related party transactions with Changleshuang
	March 31,	March 31,
	2025	2024

Accounts payable - RP	$1,086,445	$-
Cost of products	$980,915	$-
Related Party Transactions
The Audit Committee of our Board of Directors must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.
Future Development
Subsequent to the year ended March 31, 2025, we continued to optimize and acquire assets in the education and related business. Below are some major activities:
On September 5, 2025, the Company’s wholly owned subsidiary, 13995291 Canada Inc., entered into a Cooperation Development Agreement with CHANG MANGKORE GROUP SDN BHD.
On September 18, 2025, a cooperation agreement was signed with Qianxin Bocheng (Jiangsu) Technology Development Co., Ltd. for high-end medical aesthetics projects, market expansion, and capital investment, strategically supporting the growth of emerging industries.
28

On September 19, 2025, a cooperation agreement was signed with Alto Plus Ltd. for AI education in entrepreneurship education, youth financial literacy education, and arts education. This initiative promotes the application of artificial intelligence in traditional education sectors, enhancing educational value and quality.
On September 22, 2025, a cooperation agreement was signed with Jiangsu Yike Regenerative Medicine Technology Co., Ltd. to establish an exclusive partnership in high-end medical aesthetics and cellular repair technologies. This collaboration provides the Company with world-class patented medical aesthetics products and cellular repair technologies, jointly building an internationally renowned brand for high-end medical aesthetics and cellular repair applications.
On October 10, 2025, a partnership was established with Anhui WeiKang KangLing Medical Technology Co., Ltd. to jointly build Canada's first “Anti-Aging and High-End Medical Aesthetics International Wellness Center” in Toronto.
On October 20, 2025, the Company signed an Equity Financing Agreement with Hong Kong Zhaoxu Capital, intending to raise USD 6,000,000 in equity financing, to be used for the Company’s development and operations.
On November 5, 2025, the Company signed a Debt-to-Equity Conversion Agreement with UP Street Limited, intending to raise USD 1,000,000 in financing, to be used for the Company’s development and operations.
On November 17, 2025, the Company signed an Equity Financing Agreement with SGCI Hong Kong Limited, intending to raise USD 5,000,000 in equity financing, to be used for the Company’s development and operations.
On December 13, 2025, the Company signed a Loan Agreement with LEONITE FUND 1, LP, intending to borrow CAD 40,000,000, to be used for the repayment of the loan from Bank of China.
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
29

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
In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating the impact of this standard on its financial statement disclosures.
30

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company does not expect a material effect on its consolidated financial statements upon adoption.
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect a material effect on its consolidated financial statements upon adoption.
In August 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other (Topic 350) — Internal-Use Software (Subtopic 350-40): Targeted Improvements. This ASU provides clarifications and targeted improvements to the accounting for internal-use software, including enhanced guidance on the identification of software development activities, capitalization of implementation costs, and accounting for subsequent upgrades and maintenance. ASU 2025-06 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Clarifications and Share-Based Payments from Customers. This ASU refines the scope of derivative accounting to exclude certain contracts that contain terms or underlying variables specific to one party’s operations and clarifies the accounting for share-based payments received from customers as consideration in revenue arrangements. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.
In October 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (Topic 326): Simplifications for Measuring Credit Losses on Financial Assets. This ASU provides targeted simplifications to the accounting for credit losses under Topic 326, including streamlined guidance for measuring expected credit losses on trade receivables from non-public counterparties and simplified impairment assessment for certain low-risk financial assets. ASU 2025-08 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.
In November 2025, the FASB issued ASU 2025-09, Leases (Topic 842): Enhanced Disclosures for Lessees. This ASU enhances the disclosure requirements for lessees by requiring additional qualitative and quantitative information about lease terms, variable lease payments, and the impact of leases on the Company’s financial position and results of operations. ASU 2025-09 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.
The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
31

VIII. Directors, Senior Management and Employees
(I) Directors and Senior Management
As of the date of this report, the information of the company's directors and senior management is as follows:
Name of Director/Senior Management	Age	Position/Title
Fan Zhou	60	Chairman of the Board
Kealey Donald M	64	Vice Chairman of the Board
Jun Huang	50	Managing Director & Co-CEO
William T. Chai	70	Independent Director
Simon Lung Lung Tang	67	Independent Director
Zhong Chen	65	Independent Director
Charles Yongjun Fu	57	Non-Executive Director & VP
Jie Luo	67	Independent Director
Zongjiang He	47	Independent Director
Xiyong Hou	61	CEO
Katy Sheulan Liu	64	CFO
1. Biographical Information of Certain Directors and Executive Officers
•

Mr. William T. Chai
:
Has been a member of the board of directors, Chairman of the Audit Committee, member of the Nominating and Corporate Governance Committee, and member of the Compensation Committee since November 22, 2022, and was elected Chairman of the board of directors on February 6, 2024. He has over 35 years of experience in commercial investment, venture capital, fund management, and financing. Over the past five years, he has served as one of the founding partners of the Global Call to Action Against Poverty (a non-profit organization and global network), which cooperates with the United Nations and the World Health Organization to support people in striving for justice, eliminating poverty, and inequality. He also serves as a senior advisor to the Global Innovation Center (a global think tank) and a director of Alpha Ring International Co., Ltd. in California, USA (a company providing software, industrial engineering, and green energy optical products and services). He holds a Bachelor of Electrical Engineering degree from National Cheng Kung University in Taiwan, a Master of Systems Engineering degree from Arizona State University, an EMBA degree in Business Administration from National Chengchi University in Taiwan, and an Honorary Doctorate in Management from the International Federation of Public Welfare.
•

Mr. Kealey Donald M
:
Has been a director of the company, Vice Chairman of the board of directors, member of the Audit Committee, member of the Compensation Committee, and member of the Nominating Committee since March 22, 2024, and previously served as Chairman of the board of directors from November 2022 to June 2023. He has over 30 years of experience in the business and advocacy fields. Since 2007, he has served as President of K&A Company in Mississauga, Toronto, Canada (a public policy and business management company), and has actively participated in prescription drug reform, smoke-free legislation, cannabis regulation, and cross-border healthcare initiatives. From February 2004 to September 2007, he served as Chief Executive Officer of the Ontario Pharmacists Association (Canada's largest professional organization of pharmacists). From June 1999 to February 2004, he served as General Manager of Atomic Energy of Canada Limited (AECL), leading the CANDU technology team in Asia (especially China and Eastern Europe), assisting in engaging with governments operating or constructing CANDU nuclear reactors, and integrating healthcare system delivery with projects in Qinshan, China and Cernavoda, Romania. He serves on the Advisory Board of the School of Pharmacy at the University of Waterloo, and on the boards of directors of multiple for-profit and non-profit organizations, including the Canada India Foundation, the Jamaica Disaster Relief and Resilience Initiative in Jamaica, the global social network CITIZN, Wounds Canada, and Resilient Kids Canada, as well as a director of Canadian Hospital Development Group CHG Inc. He graduated from St. Jerome's College at the University of Waterloo and studied at Kent State University in Ohio and Queen's University in Kingston, Ontario.
•

Mr. Jun Huang, Managing Director & Co-CEO, Doctorate Degree
:
Possesses profound expertise and
extensive experience in finance, compliance, and corporate management. Previously served as Deputy Managing Director of ComplianceOne Consulting Limited from May 2022 to present. From August 2022 to December 2024, he held the position of Chief Advisor at Dragon Rise Group Holdings Limited (HK. 06829).
•

Mr. Xiyong Hou, CEO, Master Degree
:
Holds the distinction of a Senior International Financial Manager in the United States. A renowned practical education expert from Canada, with over 30 years of experience in international education, overseas studies, immigration, and technology enterprise management. He has secured funding and managed several Canadian high schools, colleges, and overseas study and immigration companies. Established multiple education and technology enterprises, serving as Chairman and President of these companies. Well-versed in international mergers and acquisitions, has international investment experience, and excels in team management and corporate culture development. Possesses strong organizational and leadership skills. Has been received by national leaders in recognition of his outstanding achievements.
32

•

Ms. Katy Liu, CFO, Bachelor Degree
:
Bachelor of York University. Senior International Financial Manager (SIFM). Rich experience in financial management, accounting, and internal control. Former CFO of the Canadian Opera for 15 years and CFO of the Gardiner Ceramic Museum for 17 years. Recipient of the Queen’s Diamond Jubilee Medal in 2012 and the prestigious Platinum Jubilee of Elizabeth II in 2022.
(II) Board Diversity
As of the date of this annual report, the board diversity information is as follows:
Board Diversity Matrix	Details
Country of Principal Executive Office	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited by National Law	No
Total Number of Directors	9
Gender Identity - Female	1
Gender Identity - Male	8
Gender Identity - Non-Binary	0
Gender Identity - Not Disclosed	0
Ethnic Background - Individuals Underrepresented in the National Jurisdiction	4
Ethnic Background - LGBTQ+	0
Ethnic Background - Not Disclosed	0
(III) Family Relationships
There are no family relationships between directors and senior management.
(IV) Arrangements
The company is not aware of any arrangements between shareholders regarding the nomination or approval of directors or senior management.
(V) Term of Office
Each director serves until their successor is elected and qualifies, or until their death, resignation, or removal. The board of directors appoints the company's senior management, and each senior management serves until their successor is appointed and qualifies, or until their death, resignation, or removal.
(VI) Involvement in Certain Legal Proceedings
Over the past ten years, none of the company's directors or senior management have been involved in the following events:
•

Filed a petition under federal or any state bankruptcy law, or had a receiver, financial agent, or similar officer appointed for their business or property by a court, or if a partnership of which they were a general partner within two years before the petition filing, or a company or business association of which they were a senior management within two years before the petition filing, experienced the above situations;
•

Convicted in a criminal proceeding or became the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
•

Subject to an order, judgment, or decree of any court of competent jurisdiction that has not been subsequently vacated, suspended, or terminated, permanently or temporarily enjoining them from engaging in the following activities: acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or an affiliate of any of the foregoing, or acting as an investment advisor, underwriter, securities broker, or dealer, or as an affiliate, director, or employee of any investment company, bank, savings and loan association, or insurance company, or engaging in or continuing any conduct or practice in connection with the foregoing activities; engaging in any type of business practice; engaging in any activity in connection with the purchase or sale of any security or commodity, or in connection with any violation of federal or state securities laws or federal commodity laws;
•

Subject to an order, judgment, or decree of any federal or state authority that has not been subsequently vacated, suspended, or terminated, prohibiting, suspending, or restricting them from engaging in any of the activities described in item 3.i above for more than 60 days, or prohibiting them from associating with persons engaged in the foregoing activities;
33

•

Found by a court of competent jurisdiction in a civil proceeding or by the SEC to have violated any federal or state securities law, and the judgement in such civil proceeding or the finding by the SEC has not been subsequently vacated, suspended, or terminated.
•

Found by a court of competent jurisdiction in a civil proceeding or by the Commodity Futures Trading Commission to have violated any federal commodity law, and the judgment in such civil proceeding or the finding by the Commodity Futures Trading Commission has not been subsequently vacated, suspended, or terminated;
•

Subject to or involved in any federal or state judicial or administrative order, judgment, decree, or finding that has not been subsequently vacated, suspended, or terminated, alleging a violation of: any federal or state securities or commodity law or regulation; any law or regulation regarding financial institutions or insurance companies, including but not limited to temporary or permanent injunctions, restitution orders, civil penalties, or temporary or permanent cease-and-desist orders, removal orders, or prohibitions; any law or regulation prohibiting mail fraud, wire fraud, or fraud in connection with any business entity;
•

Subject to or involved in any sanction or order of any self-regulatory organization (as defined in Section 3 (a)(26) of the Exchange Act), any registered entity (as defined in Section 1 (a)(29) of the Commodity Exchange Act), or any similar exchange, association, entity, or organization having disciplinary authority over its members or persons associated with its members, and the sanction or order has not been subsequently vacated, suspended, or terminated.
(VII) Director Independence
•

In accordance with the rules of Nasdaq Stock Market, LLC, seven directors of the company meet the definition of "independent", and the board of directors has determined that the following directors have no direct or indirect material relationship with the company and are "independent" directors: Ms. Fan Zhou, Mr. Kealey Donald M, Mr. William T Chai, Mr. Simon Lung Lung Tang, Mr. Zhong Chen, Mr. Jie Luo, and Mr. Zongjiang He. A material relationship is a relationship that the board of directors believes could reasonably be expected to interfere with a director's independent judgment.
(VIII) Code of Ethics and Business Conduct
The board of directors has adopted a Code of Ethics and Business Conduct applicable to directors, senior management, and other employees. The policies in the Code are designed to ensure that directors, senior management, and employees comply not only with the letter but also the spirit of applicable laws and regulations. The company expects directors, senior management, and employees to exercise good judgment, adhere to these standards in their daily work, and comply with all applicable policies and procedures in their business relationships with the company. No amendments or waivers to the Code of Ethics for any senior management were made during fiscal year 2022. The Code of Ethics will be updated as needed.
(IX) Compensation
1. Compensation Discussion and Analysis
This section describes the objectives and philosophy of the company's executive compensation arrangements, as well as the application of this philosophy in executive compensation arrangements, and also analyzes the compensation design and the board of directors' proposed decisions on executive compensation. In determining executive compensation arrangements, the Compensation Committee considers the following objectives: (1) retaining executives critical to the company's success and enhancing shareholder value; (2) providing fair and competitive compensation; (3) aligning the interests of management with those of shareholders; (4) rewarding based on individual performance and the company's overall business performance.
2. Benchmarking
The Compensation Committee is responsible for handling compensation-related matters, including benchmarking. In designing, formulating, reviewing, and making recommendations on all executive compensation arrangements, the Compensation Committee considers various factors. The Compensation Committee does not intend to position executive compensation to reflect a single percentile for each executive in the industry, but rather considers factors such as the relative complexity of the executive's role within the organization, the executive's performance and future development potential, and compensation fairness when determining the compensation level for each executive.
3. Elements of Compensation
Executive compensation in any year mainly consists of two parts: (1) Base salary; (2) Long-term incentives in the form of stock options
.
•

Base Salary
:
Recognizes the executive's value to the company based on their role, skills, performance, contributions, leadership, and potential within the company. It is crucial for attracting and retaining executive talent in the company's competitive talent market. Executives' base salaries are expected to be reviewed annually, and any changes to base salaries are typically based on an evaluation of the executive's performance, consideration of compensation levels of executives at similar companies, and a review of the company's overall performance and the executive's role in it.
34

•

Amended and Restated 2024 Restricted Stock Plan:
On November 11, 2024, the board of directors
approved the "Amended and Restated 2023 Restricted Stock Plan" (hereinafter referred to as the "2023 Plan") previously approved on May 9, 2023. The plan aims to promote the interests of the company and shareholders by providing a way to attract, retain, and motivate service providers of the company, its subsidiaries, and affiliated companies, whose judgment, initiative, and efforts are crucial to the company's continued success, growth, and development. The plan is administered by the Compensation Committee or another committee designated by the board of directors (which may include the entire board of directors).
4. Risks Associated with Compensation Policies and Practices
In overseeing and managing executive compensation plans, the Compensation Committee considers the risks associated with compensation policies and practices. The potential risks associated with compensation policies and compensation incentives are considered annually during the review and whenever the Compensation Committee deems necessary. The company's executive compensation policies and practices are designed to align management incentives with the long-term interests of the company and shareholders, and in each case, the company seeks an appropriate balance between risk and reward. Practices aimed at avoiding inappropriate or excessive risk include: (1) Financial controls that establish limits and authorizations in areas such as capital expenditures and operating expenditures to mitigate risk-taking that may affect compensation; (2) Balancing base salary and variable compensation elements; (3) Diversifying compensation through short-term and long-term plans
.
5. Compensation Governance
The Compensation Committee intends to review director compensation annually, with reference to various reports on current trends in director compensation and compensation data for directors of public companies of comparable size. The CEO is expected to review the compensation of senior management for the previous year and compare it with industry standards obtained through public disclosures and surveys. The board of directors expects the CEO to make compensation recommendations to the Compensation Committee, which will review and comment on the compensation proposals before making recommendations to the board of directors. The Compensation Committee consists of independent directors, and its responsibilities are to formulate and make recommendations to the directors on matters related to director and executive compensation. For specific responsibilities, refer to the "Section 6.B Compensation — Compensation Governance" section of this annual report.
Summary of Executive Compensation
The following is a summary disclosure of compensation paid to executives for the year ended March 31, 2025 (since national law does not require disclosure of individual-level compensation and the company has not publicly disclosed such information):
(in thousands of US dollars)	All Executives
Base Salary	166,920
Bonus	–
Additional Benefit Expenses	–
Total Cash Compensation	166,920
Executive Compensation Agreements
•

Xiyong Hou — Chief Executive Officer:
The employment agreement with the Chief Executive Officer became effective on September 2, 2024, and his CEO tenure became effective on September 2, 2024. Under the agreement, Xiyong Hou's annual base salary is $83,460. The agreement is an at-will termination agreement, and Xiyong Hou is required to provide four weeks' notice of resignation to the company. The agreement also includes non-solicitation, confidentiality, and non-competition clauses
.
•

Katy Liu — CFO
:
The employment agreement with the CFO became effective on January 6, 2025, and her CFO tenure will become effective on December 31, 2026. Under the agreement, Katy Liu's annual base salary is $83,460. The agreement is an at-will termination agreement, and Katy Liu is required to provide four weeks' notice of resignation to the company. The agreement also includes non-solicitation, confidentiality, and non-competition clauses.
Stock Option Plans and Stock Options
•

Shares Issued for Services:
On January 21, 2025, pursuant to the Amended and restated 2024 Restricted Stock Plan adopted on November 11, 2024, the company issued a total of 645,238 common shares to certain directors, employees, and consultants as service awards.
Director Compensation for Fiscal Year 2025
For the fiscal year ended March 31, 2025, the company paid a total of $nil in cash for service fees to 9 directors.
35

Pension Benefits
The company does not have a defined benefit pension plan or any other plan that provides retirement benefits or similar benefits.
Employment Termination and Change of Control Benefits
For details of employment termination and change of control benefits for directors and senior management, refer to the "Executive Compensation Agreements" section above.
C. Board Operations
Board of Directors
The company is in full compliance with Nasdaq’s governance requirements, with seven of its nine directors qualifying as independent under Nasdaq Stock Market Listing Rule 5605 (a)(2) and Section 10A-3 of the Exchange Act. Directors are elected by shareholders at the annual general meeting each year. Directors are formally elected and appointed by shareholders at the Annual General Meeting (AGM). Currently, the board of directors is responsible for evaluating the necessary skills, expertise, independence, and other factors of potential director candidates, and plans to delegate this responsibility to the Nominating Committee in the future.
The board of directors is responsible for appointing the company's senior management.
Board Committees
The board of directors has established four committees: the Audit Committee, the Compensation Committee, the Nominating Committee, and the Investment Committee, each of which operates in accordance with charters approved by the board of directors. In addition, the company has an informal Strategic Advisory Committee to support the board of directors in formulating strategies, achieving goals, and analyzing opportunities.
Audit Committee
The Audit Committee consists of 3 directors who meet the independence requirements of Nasdaq listing rules and the Exchange Act, one of whom qualifies as an "Audit Committee Financial Expert" as defined by SEC rules and possesses the financial expertise required by Nasdaq listing rules. The Audit Committee is responsible for overseeing the company's accounting and financial reporting processes and the audit of financial statements. Its main responsibilities include:
•	Selecting the independent registered public accounting firm and pre-approving all audit and non-audit services that may be provided by it;
•
Reviewing with the independent registered public accounting firm the issues and difficulties encountered during the audit and the management's response measures, and approving all related party transactions as defined in Item 404 of Regulation S-K;

•	Discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	Reviewing and re-evaluating the adequacy of the Audit Committee Charter annually;
•	Holding separate meetings with management and the independent registered public accounting firm on a regular basis;
•	Reporting to the full board of directors on a regular basis;
•	Reviewing the adequacy and effectiveness of the company's accounting and internal control policies and procedures, as well as measures to monitor and control significant financial risks;
Other matters entrusted by the board of directors from time to time.
36

Compensation Committee
The Compensation Committee consists of 3 directors who meet the independence requirements, assisting the board of directors in reviewing and approving the compensation structure of directors and senior management (including various forms of compensation). When discussing the compensation of a particular executive, that executive may not attend the relevant committee meeting. Its main responsibilities include:
Reviewing and approving the overall compensation package of the most senior executives for the board of directors;
•	Approving and overseeing the overall compensation package of non-most senior executives;
•	Reviewing and recommending director compensation to the board of directors;
•	Regularly reviewing and approving any long-term incentive compensation or equity plans;
•	Selecting compensation consultants, legal counsel, or other advisors (considering all factors related to their independence from management);
•	Overseeing arrangements related to annual bonuses, employee pension plans, and benefit plans.
Nominating Committee
The Nominating Committee consists of 3 directors who meet the independence requirements, responsible for overseeing the nomination of board of director candidates. Candidates may be recommended by committee members, management, shareholders, investment banks, and other parties.
Investment Committee
The Investment Committee consists of 3 directors who meet the independence requirements, responsible for reviewing and formulating the company's investment strategies and plans, approving significant investment matters, overseeing the implementation of investment decisions and risk control, and evaluating investment performance. It is responsible for providing professional investment advice to the board of directors and ensuring that the company's investment activities are in line with the overall strategic goals and risk-bearing capacity.
D. Employee Information
As of the date of this report, the company has approximately 64 full-time employees, with good employee relations. The distribution of employees by function is as follows:
Function	Number of Full-time Employees
Management	7
Finance	4
Information Technology	1
Marketing and Promotion	17
Human Resources	1
Teaching and Research	30
Education Services	4
Total	64
Management regards employees as the core asset of the company's development. The company's policy is to maximize employees' potential through training and development, providing on-the-job training in various aspects of the marketing solutions industry to keep up with the latest industry developments. Employee training and development aim to provide employees with the knowledge and skills required to perform their job responsibilities and enhance their work capabilities.
The company does not recruit employees through recruitment agencies and has a fair and effective recruitment policy. It usually recruits personnel who meet the following conditions: (a) appropriate technical and personal skills; (b) relevant academic background; (c) work experience that meets the company's current and future needs, ensuring that the recruited employees have the qualifications and capabilities to be competent for the work.
The company has always maintained good working relationships with employees. As of the date of this annual report, no employees are members of any trade union, and there are no labor disputes involving the company.
37

The company usually provides employees with compensation in the form of fixed salaries and discretionary bonuses based on company performance, and has an annual performance evaluation system as the basis for salary adjustments, bonus payments, and promotions.
No employees are subject to collective bargaining agreements.
E. Equity Holdings
Shares
The shareholdings of directors and executive officers are detailed in Item 7 below.
Options, Warrants and Other Convertible Securities
As of March 31, 2025, no director or executive officer holds stock options or other securities convertible into the Company’s common stock. On January 21, 2025, pursuant to the Amended and Restated 2024 Restricted Stock Plan adopted on November 11, 2024, the Company issued an aggregate of 645,238 shares of common stock to certain directors, employees and consultants as service awards.
F. Disclosure of Issuer’s Actions to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Beneficial Ownership of Securities by Certain Beneficial Owners and Management
The following table sets forth the beneficial ownership of common stock as of January 21, 2025: (a) each known beneficial owner of 5% or more of the Company’s outstanding common stock; (b) all directors; (c) all executive officers; and (d) all directors and executive officers as a group. Unless otherwise indicated, all shares are owned directly, and the percentage ownership is based on 5,607,348 shares of outstanding common stock. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (SEC) and includes the power to vote, invest, or obtain the economic benefits of ownership of the securities. When calculating an individual’s beneficial ownership, shares that the individual has the right to acquire within 60 days through the exercise of options, other rights, or conversion of other securities are included, but such shares are not included in the calculation of other persons’ ownership percentages.
Unless otherwise indicated, the address of all beneficial owners listed below is 200 Town Centre Boulevard, Markham, Ontario, Canada.
Beneficial Owner Name	Number of Beneficially Owned Shares	Ownership Percentage
Directors and Executive Officers:
William T. Chai	40,000	0.7133%
Kealey Donald M	20,000	0.3567%
Simon Lung Lung Tang	20,000	0.3567%
Zhong Chen	10,000	0.1783%
Charles Yongjun Fu	45,238	0.8068%
All Directors and Executive Officers (5 persons)	135,238	2.4118%
Shareholders with 5% or more Ownership:
3888 Investment Group Limited (1)	1,516,668	27.0479%
Total Shareholders with 5% or more Ownership (1 person)	1,516,668	27.0479%
•

Wanhong Wu is the sole owner of 3888 Investment Group Limited, which holds 1,516,668 shares of Class B common stock. Therefore, Ms. Wu may be deemed the beneficial owner of such shares.
Transfer Agent
•

The transfer agent and registrar for the common stock is Issuer Direct Corporation, located at 1981 Holladay Road, Suite 100, Murray, Utah 84117, USA.
38

B. Related Party Transactions
•

Ms. Fan Zhou regularly provides financial support for the Company’s investment and acquisition activities when needed. As of March 31, 2025 and March 31, 2024, the balances payable to Ms. Fan Zhou were 164,885 and 3,872, respectively.
•

The initial loan of $5.25 million is evidenced by a promissory note, interest-free and payable on demand; the second loan of $1.7 million and the third loan of $1.44 million are also evidenced by promissory note, interest-free, payable on March 8 and April 3, 2022, respectively, which payment date may be extended at our options. On May 25, 2022, July 15, 2022 and July 18, 2022, Ms. Zhou loaned an additional $4.80 million, $0.8 million and $2.96 million to the Company, respectively. To support the installment payments and closing costs for the acquisition of the 95-105 Moatfield property, Ms. Fan Zhou borrowed approximately 665,010 ("Bethune Advance Deposit") on behalf of the Company to Bethune Health Investment Management Co., Ltd. on June 23, 2023, which deposit has a one-year term, is interest-free, and the Company has the right to extend the maturity date. During the period from April 1, 2022 to March 31, 2023, the Company repaid $13.0 million leaving a balance of $4.1 million as of March 31, 2023. After the sale of 41 Metropolitan Boulevard in June 2023, the security interest in the Collateral was released, and approximately $4.50 million of the net proceeds from the sale were used to repay Ms. Fan Zhou’s advance to the Third-Party Lender, settle the Bethune Advance Deposit, and pay the interest charged by the Third-Party Lender. As of the date of this report, all loans and advances provided by Ms. Fan Zhou to the Company have been substantially repaid.
•

Except for the aforementioned loans and the employment agreements described elsewhere in this annual report, the Company has not entered into any material transactions with other directors, executive officers, promoters, or shareholders beneficially owning 10% or more of the Company’s common stock (or their immediate family members).
C. Interests of Experts and Legal Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
The financial statements required under this item are included at the end of this Form 20-F report, starting on page F-1.
Legal Proceedings
See "Item 4. Information on the Company — Legal Proceedings".
Dividends
Since its inception, the Company has not paid any dividends on its common stock. Management intends to retain all future earnings and other cash resources for the Company’s future operations and development and does not intend to declare or pay any cash dividends in the foreseeable future. The decision to pay dividends in the future will be at the discretion of the board of directors, considering various factors such as applicable law, operating results, financial condition, and current and anticipated cash needs.
B. Material Changes
Except as disclosed in this Form 20-F report, no material changes have occurred since the date of the consolidated financial statements.
Item 9. Issuance and Listing
A. Issuance and Listing
The Company’s common stock is listed and traded on the Nasdaq Capital Market under the ticker symbol "GV".
B. Distribution Plan
Not applicable
.
C. Trading Market
See Item 9.A above.
39

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Issuance Costs
Not applicable.
Item 10. Supplementary Information
A. Capital Stock
Not applicable.
B. Memorandum and Articles of Association
The following is a summary of the main terms of the Company’s capital stock and the relevant provisions of the articles of association. As a summary, it should be read in conjunction with the Company’s memorandum and articles of association.
Overview
The Company was incorporated on August 20, 2013, under the Ontario Business Corporations Act by Ms. Fan Zhou, originally named 123 Natural Foods Ontario Limited, as a corporation. The Company’s articles of association authorize an unlimited number of common stock (no par value, no special rights or restrictions) and an unlimited number of preferred stock (rights as prescribed by the articles of association).
As of March 31, 2024, the Company had 3,437,926 shares of common stock issued and outstanding, with no preferred stock issued; subsequent to March 31, 2023, the Company has issued an aggregate of 304,616 shares of restricted common stock to employees and consultants. As of March 31, 2025 and March 31, 2024, there were no outstanding options. As of March 31, 2023, the Company had a convertible note, which the holder may convert into the Company’s common stock in whole or in part at any time on or after March 19, 2023, at a conversion price equal to the lower of: (i) $4.00, and (ii) the greater of (x) the Floor Price ($0.22 per share) then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. In connection with the convertible note, the Company has granted Series A Warrants (exercisable for 85,290 shares of common stock) and Series B Warrants (exercisable for 129,630 shares of common stock). During the fiscal year 2024, all options attached to the convertible note were converted into 449,977 shares of common stock, and all Series B Warrants were exercised to purchase 66,667 shares of common stock. As of March 31, 2024, the Company had outstanding Series A Warrants exercisable for 85,290 shares of common stock. All share numbers have been retroactively adjusted to reflect the stock consolidation on May 29, 2024.
Rights, Preferences and Restrictions Attaching to Common Stock
The Ontario Business Corporations Act provides that common stock shall have the following rights, preferences, restrictions and conditions:
•

The right to vote at shareholder meetings (except for meetings at which only holders of a specific class of shares are entitled to vote);
•

Subject to the rights, preferences, restrictions and conditions attaching to other classes of shares of the Company;
•

The right to share equally in the remaining assets of the Company upon liquidation, dissolution or winding-up;
•

The right to receive dividends declared by the board of directors.
The Company’s articles of association provide that common stock shall have the following rights, preferences, restrictions and conditions:
Holders of common stock are entitled to receive notice of and attend shareholder meetings (except for meetings at which only holders of a specific class (other than common stock) or series of shares are entitled to vote). At meetings attended by holders of common stock, each share of common stock entitles the holder to one vote, and the holders are entitled to elect all candidates for the board of directors.
40

Subject to the relevant provisions of other classes of shares of the Company, holders of common stock are entitled to receive dividends of the Company and to receive the remaining assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Company.
Rights, Preferences and Restrictions Attaching to Preferred Stock
The Company’s articles of association provide that preferred stock shall have the following rights, preferences, and restrictions.
Dividends
Holders of preferred stock are entitled to receive dividends only when declared by the board of directors, which dividends are non-cumulative and payable only from funds legally available for the payment of dividends by the Company.
The board of directors has the right to determine the priority of payment of dividends on preferred stock relative to common stock and may decide to pay dividends only on common stock without paying dividends on preferred stock, and vice versa. Holders of preferred stock are not entitled to receive any dividends other than those provided for in the above provisions.
Right to Participate in Assets Upon Liquidation
In the event of the liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), or a reduction of capital, or a distribution of assets to shareholders for the repayment of capital, holders of preferred stock are entitled to receive, prior to holders of common stock, the redemption amount per share of preferred stock plus all declared but unpaid dividends. If the available funds are insufficient to fully pay the redemption amount of all preferred stock, such funds shall be distributed proportionally. After full payment to holders of preferred stock, all remaining assets shall be distributed proportionally to holders of common stock, and holders of preferred stock shall have no further right to participate in the distribution.
Redemption Right
The Company has the right, at the discretion of the board of directors and upon notice, to redeem all or part of the preferred stock at any time, at a redemption price equal to the redemption amount per share of preferred stock plus all declared but unpaid dividends, without the consent of the holders of preferred stock. The board of directors has the right to preferentially redeem all or part of the preferred stock of any holder of preferred stock without redeeming the shares of other holders of preferred stock. The redemption amount is the amount set at the time of issuance, or if not set, the amount at the time of redemption.
Voting Rights
Unless the amendment to the Company’s articles of association involves the rights and interests of preferred stock, or the establishment of special shares with priority equal to or higher than preferred stock, holders of preferred stock shall have no voting rights at any shareholder meeting, but shall be entitled to receive notice of meetings related to the authorization of the dissolution of the Company.
Amendment to Articles of Association
To adopt a special resolution to amend the Company’s articles of association to delete or change any preferences, rights, conditions, restrictions or prohibitions attached to preferred stock, or to establish special shares with priority equal to or higher than preferred stock, the approval of at least two-thirds of the voting rights at a meeting of holders of preferred stock is required.
Shareholder Meetings
The Ontario Business Corporations Act provides that: (i) the annual meeting of shareholders may be held at a place determined by the directors either within or outside Ontario, or if not determined, at the registered office of the Company; (ii) the directors must convene an annual meeting of shareholders within 18 months after the incorporation of the Company and within 15 months after the last annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or participate in voting at a meeting, the directors may set a record date, which shall not be earlier than 50 days or later than 21 days before the date of the meeting for listed companies, and 10 days for non-listed companies; (iv) shareholders holding not less than 5% of the issued voting shares may require the directors to convene a shareholder meeting, stating the purpose of the meeting; (v) only shareholders entitled to vote at the meeting, directors and auditors are entitled to attend the shareholder meeting; (vi) upon application by the directors or shareholders entitled to vote at the meeting, the Ontario Superior Court of Justice may order a meeting to be convened, held and conducted in the manner directed by the court.
The Company’s by-laws provide that the quorum for a shareholder meeting is the presence in person or by proxy of shareholders holding not less than a majority of the voting shares.
41

Holders of common stock are entitled to attend and vote at all shareholder meetings.
Fully Paid and Non-Assessable
All issued common stock are duly authorized, validly issued, fully paid and non-assessable.
Objects and Purposes of the Company
Article 5 of the Company’s articles of association registered with the Ontario Ministry of Government and Consumer Services provides that the Company’s business operations and exercise of powers are not subject to any restrictions.
Powers of Directors
A director shall not vote on a proposal, arrangement or contract in which he or she has a material interest, but such transaction shall be approved by a majority of independent directors, and the terms shall not be less favorable than those available from unrelated third parties. Pursuant to the compensation committee charter to be adopted by the board of directors, the committee has the right to determine director’s compensation (including compensation of committee members). Article 2 of the by-laws grants the board of directors the power to delegate to directors or committees the authority to authorize the Company to borrow money, issue debt instruments, guarantee the obligations of other parties, and create security interests in the Company’s assets to secure the Company’s obligations. The Company’s articles of association and by-laws do not stipulate an age limit for the retirement of directors, nor do they require directors to be shareholders.
Penny Stock Regulation
Regulations promulgated by the SEC generally define a "penny stock" as an equity security with a market price of less than $5.0 per share or an exercise price of less than $5.00 per share. Such securities are subject to special sales practice rules, and broker-dealers selling such securities must comply with additional requirements: they must make a special suitability determination for the purchaser and obtain the purchaser’s written consent prior to the transaction; unless exempt, they must provide the purchaser with a disclosure document prepared by the SEC regarding the penny stock market prior to the transaction; they must disclose the commission paid to the broker-dealer and registered representative, the current quotation of the security, and if the broker-dealer is the sole market maker, disclose that fact and its presumptive control over the market; in addition, they must send a monthly statement to the account holder disclosing recent price information of the penny stock held and the limited nature of the penny stock market. Since the Company’s common stock may be classified as a penny stock, purchasers may have difficulty selling such shares in the secondary market.
Limitation of Liability and Indemnification of Directors and Executive Officers
Pursuant to the Ontario Business Corporations Act and the Company’s articles of association and by-laws, subject to certain conditions, the Company will indemnify, to the maximum extent permitted by law, directors, executive officers, former directors, former executive officers, or individuals who serve as directors, executive officers or similar positions of other entities at the request of the Company, against all expenses, costs and expenses (including settlement amounts or judgment amounts) reasonably incurred by them in connection with any civil, criminal, administrative, investigative or other proceedings arising out of their association with the Company or such other entity. The Company will advance reasonable expenses related to such proceedings to such individuals, but such individuals shall repay such advances if they fail to meet the following conditions or do not substantially prevail in the defense:
•

Act in good faith and in the best interests of the Company;
•

With respect to proceedings related to criminal or administrative fines, have a reasonable basis to believe that their actions were legal;
•

Not be adjudged by a court or other competent authority to have committed a breach of duty or failure to perform an obligation.
Registration of Common Stock
All transfers of securities are subject to the Ontario Business Corporations Act and the Securities Transfer Act. In addition to the provisions of such laws, the transfer of shares represented by securities certificates may only be registered in the securities register upon submission of such share certificates (with endorsements in accordance with legal requirements or accompanied by duly executed transfer documents), provision of reasonable assurance as to the authenticity and validity of the endorsements as required by the board of directors from time to time, payment of all applicable taxes and fees prescribed by the board of directors, compliance with transfer restrictions authorized by the Company’s articles of association, and satisfaction of certain lien-related requirements set forth in the by-laws.
42

Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Issuer Direct Corporation, located at 1981 Holladay Road, Suite 100, Murray, Utah 84117, USA.
Listing
The Company’s common stock is listed on the Nasdaq Capital Market under the ticker symbol "GV".
C. Material Contracts
Except for contracts entered into in the ordinary course of business and contracts disclosed in this annual report (including "Item 4. Information on the Company"), the Company has not entered into any other material contracts.
D. Foreign Exchange Control
The Company is incorporated under the laws of Ontario, Canada. There are no laws, government decrees or regulations in Canada restricting the import or export of capital or affecting the payment of dividends, interest or other amounts to non-resident holders of common stock, subject to withholding tax requirements. Such payments to U.S. residents are generally subject to withholding tax, but the Company does not expect to make such payments in the foreseeable future.
E. Taxation
U.S. Federal Income Tax Consequences
The following is a general discussion of the principal U.S. federal income tax consequences of acquiring, holding and disposing of the Company’s common stock to U.S. Holders (as defined below), assuming that such shares are "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment) at all relevant times. This discussion is based on the Code, relevant final, temporary and proposed Treasury regulations, relevant judicial decisions, and interpretive rulings issued by the Internal Revenue Service ("IRS"). Future legislative, judicial or administrative amendments, revocations or interpretations (which may be retroactive) may cause the U.S. federal income tax consequences to differ materially from those discussed below. This discussion is not binding on the IRS, and the Company has not sought or obtained a ruling from the IRS regarding any of the U.S. federal income tax consequences discussed below. There can be no assurance that the IRS will not challenge the conclusions set forth below, or that a U.S. court will not sustain such a challenge.
This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including but not limited to: (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) securities or currency brokers or dealers; (iv) tax-exempt organizations (including private foundations) or pension plans; (v) governments or their agencies or instrumentalities; (vi) U.S. expatriates; (vii) taxpayers who elect to mark securities to market; (viii) holders who hold the shares as part of a hedge, straddle, constructive sale or other integrated investment; (ix) holders who acquire the shares through the exercise or cancellation of employee stock options or warrants, or as compensation for services; (x) holders whose functional currency is not the U.S. dollar; (xi) holders who directly, indirectly or constructively own 10% or more of the voting power or value of the Company’s shares; (xii) grantor trusts; (xiii) holders who hold the shares in connection with a trade or business, permanent establishment or fixed base outside Canada.
In addition, this discussion does not address any considerations related to non-U.S., state or local tax laws that may be applicable to U.S. Holders, nor does it address the Medicare tax on net investment income, U.S. federal estate tax, gift tax, other non-income taxes or alternative minimum tax. Each U.S. Holder should consult their tax advisor regarding the U.S. federal, state, local and non-U.S. income tax and other tax consequences of investing in the Company’s shares.
As used herein, a "U.S. Holder" means a beneficial owner of common stock who is: (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; (iv) a trust (a) over which a court within the United States exercises primary supervision and which has one or more U.S. persons who have the authority to control all substantial decisions, or (b) that has validly elected to be treated as a U.S. person pursuant to applicable Treasury regulations.
If a pass-through entity (including an S corporation, partnership or other entity taxed as a partnership for U.S. federal income tax purposes) holds the common stock, the U.S. federal income tax treatment of the owners or partners thereof will generally depend on the status of the owner or partner and the activities of the pass-through entity. U.S. owners or partners of pass-through entities holding the common stock should consult their tax advisors.
43

Dividends on Shares
Subject to the Passive Foreign Investment Company ("PFIC") rules discussed below, the portion of any dividends paid by the Company that is determined under U.S. federal income tax principles to be paid from current or accumulated earnings and profits will generally be treated as foreign source dividend income, which a U.S. Holder must include in gross income as ordinary income or "qualified dividend income" (see below) on the date the dividend is actually or constructively received (depending on the U.S. Holder’s U.S. federal income tax accounting method). A dividend paid in property other than cash is valued at the fair market value of the property on the date of payment (in U.S. dollars). Since the Company does not intend to calculate earnings and profits in accordance with U.S. federal income tax principles, all dividends paid will generally be treated as dividends for U.S. federal income tax purposes. Dividends paid by the Company do not qualify for the dividends received deduction available to corporations.
If a dividend exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital, reducing the U.S. Holder’s adjusted tax basis in the shares (thereby increasing any gain or decreasing any loss recognized upon the subsequent disposition of the shares), and any excess over the adjusted tax basis will be taxed as capital gain from the sale or exchange (see below). Since the Company may not calculate earnings and profits in accordance with U.S. federal income tax principles, the Company expects to report all dividends as dividend income to U.S. Holders.
Dividends received by a U.S. Holder from the Company may qualify as "qualified dividend income" if the shares are listed on the Nasdaq or the Company meets the requirements for benefits under the U.S.-Canada Income Tax Convention, and certain holding period and other requirements are satisfied (including that the Company does not constitute a PFIC for the taxable year of the dividend and the preceding taxable year). Qualified dividend income is subject to a reduced maximum U.S. federal income tax rate for individual or other non-corporate U.S. Holders.
Subject to certain limitations, Canadian withholding tax paid in respect of dividends on the shares may be claimed as a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability, or, subject to applicable limitations, a U.S. Holder may elect to deduct such Canadian withholding tax. The foreign tax credit rules are complex and depend on the specific circumstances of the U.S. Holder, so each U.S. Holder should consult their tax advisor regarding the availability of the foreign tax credit in their particular situation.
Sale, Exchange or Other Taxable Disposition of Shares
Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss upon the taxable sale, exchange or other disposition of the shares, equal to the difference between the amount realized (in U.S. dollars) and the U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s adjusted tax basis in the shares will generally be their cost in U.S. dollars. Such gain or loss will generally be capital gain or loss, and if the U.S. Holder holds the shares for more than one year on the date of sale, exchange or other disposition, it will be long-term capital gain or loss. Long-term capital gain of an individual or other non-corporate U.S. Holder is generally subject to a reduced maximum U.S. federal income tax rate. The deduction of capital losses is subject to limitations under the Code. Gain or loss realized by a U.S. Holder on the disposition of the shares will generally be treated as U.S. source income for purposes of the foreign tax credit limitation.
PFIC Rules
A non-U.S. company (such as the Company) may be classified as a PFIC for a particular taxable year if it meets either of the following conditions: (a) 75% or more of its gross income is passive income of a specified type ("Income Test"); or (b) 50% or more of the value of its assets consists of assets that produce passive income or are held for the production of passive income ("Asset Test"). The value of assets is calculated based in part on the average fair market value of such assets during the quarter. "Gross income" generally means all sales revenue minus cost of goods sold. "Passive income" generally includes dividends, interest, certain rents and royalties, gains from the sale of certain stocks and securities, gains from certain commodity transactions, but excludes active business gains from the sale of certain commodities.
For purposes of calculating the above PFIC Income Test and Asset Test, if the Company directly or indirectly holds 25% or more of the total value of the issued shares of another company, it shall be deemed to hold a proportionate interest in the assets of such other company and to receive directly a proportionate share of the income of such other company. In addition, subject to certain other requirements, "passive income" does not include certain interest, dividends, rents or royalties received or accrued by the Company from a specified "related person" (as defined in the Code), provided that such items are properly allocable to non-passive income of such related person.
Based on the expected composition of the Company’s assets and income, the Company may have been a PFIC for the taxable year ended March 31, 2021 (assuming there were U.S. Holders at that time), primarily due to significant gains from the sale of land (presumed to be gains from passive assets). However, looking forward, the Company expects that it will not be a PFIC for U.S. Holders who acquire shares after March 31, 2021, due to, among other things: (i) the nature of the expected income; (ii) the value of the assets (based on the market price of the shares) will generally be significantly biased towards assets that generate active income. Nevertheless, fluctuations in earnings or income, changes in the market price of the assets held, may cause the Company to become a PFIC in the current or any subsequent taxable year. Whether the Company is a PFIC is a factual determination that must be made separately at the end of each taxable year. Therefore, the Company cannot assure holders that it will not be a PFIC in the current or any future taxable year. If a U.S. Holder holds the shares during any taxable year in which the Company is a PFIC, the Company will continue to be treated as a PFIC for all subsequent taxable years unless the U.S. Holder makes a specific election, even if the Company no longer meets the above PFIC identification rules.
44

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the shares, any gain recognized by the U.S. Holder on the sale or other disposition of the shares, and any "excess dividends" (as defined below) received, will be allocated proportionally to the U.S. Holder’s holding period. The amount allocated to the year of disposition (or the year the excess dividend is received) and the years before the Company became a PFIC will be taxed as ordinary income; the amount allocated to each of the other taxable years will be taxed at the highest rate applicable to individuals or corporations for that year, plus interest. For purposes of these rules, an excess dividend is the portion of any dividend received by a U.S. Holder on the shares that exceeds 125% of the average annual dividends received over the past three years (or the holding period, if shorter). If the Company is a PFIC, certain elections (such as the mark-to-market election or the "qualified electing fund" election) may be available that would result in different tax treatment of the shares than the general PFIC tax treatment described above. However, the Company does not intend to provide the information necessary for U.S. Holders to make the qualified electing fund election (which, if available, would result in different tax treatment than the general PFIC tax treatment described above).
If a U.S. Holder holds the shares during any taxable year in which the Company is a PFIC, the U.S. Holder will generally be required to file Form 8621 — Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund with the IRS annually.
Holders should consult their tax advisors regarding the U.S. federal income tax consequences of purchasing, holding and disposing of the shares if the Company is or may become a PFIC, including any elections that may be available under the PFIC rules (including the mark-to-market election) that may mitigate the adverse U.S. federal income tax consequences of holding PFIC shares.
Foreign Currency Receipts
The U.S. dollar value of cash dividends received by a U.S. Holder in Canadian dollars is determined at the exchange rate on the date the dividend is actually or constructively received, regardless of whether the Canadian dollars are converted into U.S. dollars on that date. For a U.S. Holder using the accrual method of accounting, the amount realized on the disposition of shares settled in Canadian dollars is determined at the U.S. dollar value on the date of disposition; on the settlement date, the U.S. Holder shall recognize U.S. source foreign currency exchange gain or loss (taxed as ordinary income or loss) in an amount equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rate on the date of disposition and the U.S. dollar value of the amount based on the exchange rate on the settlement date. However, for shares traded on an established securities market, a U.S. Holder using the cash method of accounting (or an accrual method U.S. Holder who elects such treatment) determines the amount realized at the spot exchange rate on the settlement date of the disposition, and does not recognize exchange gain or loss at that time. The tax basis of Canadian dollars held by a U.S. Holder is generally the U.S. dollar value on the date the Canadian dollars are received, the date of disposition of the shares (or the settlement date for cash method U.S. Holders and accrual method U.S. Holders who elect such treatment). If a U.S. Holder converts or disposes of Canadian dollars after the date of receipt, the U.S. Holder may realize foreign currency exchange gain or loss, which will be taxed as ordinary income or loss and generally treated as U.S. source income or loss for purposes of the foreign tax credit. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of receiving, holding and disposing of Canadian dollars.
Disclosure of Specified Foreign Financial Assets
Individuals and certain entities holding "specified foreign financial assets" with an aggregate value exceeding $50,000 (or a higher threshold in certain cases) are generally required to disclose such assets on their annual tax returns by filing Form 8938 — Statement of Specified Foreign Financial Assets. "Specified foreign financial assets" include any financial account maintained by a specified foreign financial institution, and securities issued by non-U.S. persons (if not held in a financial institution account). U.S. Holders should consult their tax advisors regarding the applicability of these disclosure requirements in connection with holding the Company’s shares.
Information Reporting and Backup Withholding
In general, dividends paid to U.S. Holders on the shares, and gains from the sale, exchange or other disposition of the shares within the United States, are subject to information reporting requirements (except for the Company or other exempt recipients). If a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status, or fails to fully report dividend and interest income, such payments may be subject to backup withholding. Backup withholding is not an additional tax, and any amount withheld pursuant to the backup withholding rules may be claimed as a refund or credit against the U.S. Holder’s U.S.
federal income tax liability upon timely filing of the required information with the IRS.
Specific Canadian Tax Consequences for Canadian and Non-Canadian Investors
Disclaimer:
This summary is based on the provisions of the Canadian Income Tax Act in effect as of the date of this report and our understanding of the current administrative policies of the Canada Revenue Agency ("CRA") published in writing prior to the date of this report. This summary takes into account all proposed amendments and assumes that all proposed amendments will be enacted as proposed. However, there can be no assurance that the proposed amendments will be enacted as proposed or at all. This summary does not consider or anticipate any changes in law or administrative policy made through legislative, regulatory, administrative or judicial action, nor does it consider the tax laws or related considerations of any provincial, territorial or foreign jurisdiction (which may differ from the discussion below).
45

Taxes are only payable when a taxpayer disposes of the shares. As a resident of Canada, a taxpayer is subject to Canadian income tax on their worldwide investment income (Section 2 (1) of the Income Tax Act).
Since the Company may qualify as a foreign private issuer under the Securities Exchange Act, it is exempt from complying with certain U.S. securities rules and regulations applicable to U.S. domestic issuers. For income tax purposes, a foreign private issuer is not necessarily defined as a PFIC for U.S. federal income tax purposes. For this purpose, passive income generally includes dividends, interest, royalties, rents, gains from commodity and securities transactions, and gains from the sale or exchange of property that produces passive income. In determining whether a non-U.S. company is a PFIC, consideration is given to the proportionate income and assets of each company in which it directly or indirectly holds a 25% or more interest (by value). Interests in companies in which less than a 25% interest is held are treated as passive assets.
A. Canadian Holders — Residents of Canada for Tax Purposes
•

Residence Considerations
Tax law provides that a public corporation is generally defined as a Canadian resident corporation within the meaning of Section 89 (1) of the Income Tax Act whose shares are listed on a designated Canadian stock exchange (including the Toronto Stock Exchange ("TSX"), TSX Venture Exchange Tier 1 or 2, Montreal Exchange, Canadian National Stock Exchange and NEO Exchange (formerly Aequitas NEO Exchange)). Therefore, a company listed only on a foreign exchange is not within the definition of a "public corporation", which is the case with the Company.
Dividends
Dividends from Canadian public corporations traded on U.S. exchanges are generally not subject to U.S. non-resident withholding tax. Dividends from Canadian public corporations are treated as Canadian-source dividends regardless of the stock exchange on which they are traded.
Pursuant to Section 90 (1) of the Income Tax Act (relating to shares of foreign corporations), Canadian residents investing in shares traded on U.S. exchanges are not required to file a U.S. income tax return solely because of such investment, unless there are other reporting reasons (such as being a U.S. citizen). All income and capital gains derived from foreign shares must be reported on the taxpayer’s Canadian income tax return. Foreign dividends are generally subject to withholding tax when paid, and taxpayers may recover at least part of such withholding tax by claiming a foreign non-business tax credit. If the shares are held in a registered account (such as an RRSP or RRIF), no withholding tax is generally payable; if held in a TFSA, the withholding tax will be deducted and cannot be recovered. U.S. assets (including shares of U.S. corporations) held by Canadian residents at the time of their death may be subject to U.S. estate tax.
Dividends paid by foreign corporations to Canadian shareholders do not qualify for the dividend tax credit, so for Canadian income tax reporting purposes, the full amount of the dividend (before withholding tax) must be included in income, and the adjusted cost base ("ACB") of the foreign shares must be calculated in Canadian dollars. If the purchase price is paid by transferring Canadian funds, the exchange rate at the time of transfer is used; if foreign funds are used to purchase or sell the shares, the CRA currently requires that the exchange rate on the settlement date be used to convert to Canadian dollars.
Distributions paid by non-resident corporations to Canadian shareholders are generally treated as foreign dividends and fully taxable. Even if such distributions are classified as capital gains or return of capital for U.S. tax purposes, they are still treated as fully taxable for Canadian tax purposes. For Canadian tax purposes, a distribution from a non-resident corporation is treated as a return of capital (thereby reducing the ACB pursuant to Section 53 (2)(b)(ii) of the Income Tax Act) only if the distribution is treated as a return of capital under corporate law (not U.S. tax law), and this rule also applies to foreign (non-resident) mutual funds or exchange-traded funds. In certain cases, exceptions may apply if the non-resident corporation is a "foreign affiliate" of the Canadian taxpayer (one of the criteria is that the Canadian taxpayer holds at least 1% of the non-resident corporation).
Dividend income must be converted into Canadian dollars to determine the amount to be included in income, and taxpayers may use the exchange rate on the date the foreign dividend is received or the annual average exchange rate published by the Bank of Canada to calculate all dividends received during the year.
For corporate entity investors, the tax treatment of investment income may include property income (including rents, interest, dividends and royalties). The tax rate on capital gains of corporate entities is 50% of the tax rate on investment income, as only 50% of capital gains are taxable. If the principal business of a corporate entity is earning investment income (property income), the corporate entity is generally considered a specified investment business and is not eligible for the small business deduction.
Dividends received by a corporation do not qualify for the gross-up and dividend tax credit. Dividends received from Canadian corporations may be deducted pursuant to Section 112 of the Income Tax Act, but such dividends may be subject to Part IV tax at a rate of 40% (33.33% for taxable years ended before 2016), which is added to the corporation’s refundable dividend tax on hand ("RDTOH"). When a private corporation pays dividends to its shareholders, it may claim a dividend refund from the RDTOH.
46

Under Canadian trust law, capital gains realized by a trust are generally considered part of the trust’s capital; however, for income tax purposes, taxable capital gains realized by a trust are included in its income. In certain cases, all or part of the taxable capital gains realized by a trust may be included in the income of one or more beneficiaries pursuant to the terms of the trust, and since such amount has been included in the trust’s income, the beneficiary may claim a corresponding deduction. The portion of the taxable capital gains realized by the trust that is paid or payable to the beneficiaries is included in the beneficiaries’ income pursuant to Section 104 (13) of the Income Tax Act.
In addition, even if taxable capital gains do not constitute trust income under trust law, they are still included in "accumulated income" (as defined in Section 108 (1) of the Income Tax Act), so the amount of taxable capital gains may be included in the income of the preferred beneficiaries through the preferred beneficiary election provided for in Section 104 (14). Actions taken by the trustees of the trust to cause the amount of taxable capital gains to be included in the beneficiaries’ income pursuant to Section 104 (13) or (14) shall not violate the terms of the trust deed.
•	Tax Conventions
Tax conventions eliminate double taxation by:
•	Clarifying the right of each country to tax or not to tax specific types of income; and/or
•	Requiring one of the countries to provide a tax credit for taxes paid.
Tax conventions take precedence over the provisions of the Canadian Income Tax Act and are relevant to the taxation of foreign source income of Canadian residents, while non-Canadian residents need to consider the application of tax conventions to their Canadian source income. Due to the geographical proximity to the United States, the U.S.-Canada Income Tax Convention is most relevant to Canadian resident taxpayers earning Canadian source income.
Examples of some issues addressed by the U.S.-Canada Income Tax Convention include:
•	Rules for determining residency when an individual or corporation is considered a resident of both Canada and the United States;
•	The definition of a permanent establishment for determining whether a Canadian resident is carrying on business in the United States or Canada;
•	The withholding tax rate on U.S. dividends or interest earned by Canadian residents.
Canadian residents who have submitted Form W-8BEN — Certificate of Foreign Status of Beneficial Owner for U.S. Tax Withholding and Reporting to their investment brokers are entitled to a reduced withholding tax rate of 15% pursuant to the convention between the two countries.
•	Capital Gains and Losses
Pursuant to Sections 3 (b), 38 (a) and 248 (1) of the Income Tax Act, a capital gain or loss is the gain or loss arising from the disposition of property (such as stocks, bonds, works of art, stamp collections, real estate and promissory notes). Gains and losses from bad debts, foreign exchange, and call and put options are generally also treated as capital gains or losses.
Capital Gains on the Sale of U.S. Securities Capital gains realized on the sale or redemption of shares of U.S. corporations are generally not subject to withholding tax, and such capital gains or losses are subject to Canadian tax and enjoy the same preferential tax treatment as the sale of Canadian shares (i.e., 50% of the capital gain/loss is included in taxable income).
Corporate Actions Certain corporate actions involving shares of U.S. and other foreign corporations may be tax-free for Canadian tax purposes. Each corporate action is unique, and taxpayers should review the relevant transaction documents before taking any action with respect to the securities.
In certain cases, a loss on shares or debt may be treated as a business investment loss rather than a capital loss, see the link to the article on business investment losses below.
Taxable capital gains are 50% of capital gains, and capital gains or losses are calculated by subtracting the original cost of the asset from the proceeds received from the sale of the asset. Since only 50% of the gain is taxable, the tax burden on capital gains is lower than that on income such as interest.
47

Allowable capital losses are 50% of capital losses, and may only be used to reduce or offset taxable capital gains, but in the year of the taxpayer’s death or the immediately preceding year, may be used to reduce other income.
•	Foreign Tax Credit ("FTC")
Generally, Section 126 (1) of the Income Tax Act allows a Canadian resident taxpayer to deduct a foreign tax credit from their current year’s tax liability to offset "non-business income tax" (as defined in Section 126 (7) of the Income Tax Act) paid by the taxpayer in the current year. Pursuant to Section 126 (1), the foreign tax credit must be calculated separately for each country, and taxes paid to the United States may only be used to offset Canadian tax imposed on U.S. source non-business income.
Generally, in determining the source of capital gains arising from the disposition of shares for the purpose of applying the foreign tax credit provided for in Section 126, consideration is given to the specific factors outlined in Paragraph 1.65 of the Tax Guide. However, if Canada has entered into a tax convention with the country in which the tax is paid, consideration must be given to whether the terms of the convention may affect and modify the general source rules. Generally, pursuant to Paragraph 2 (a) of Article 23 of the Convention, Canada shall provide a foreign tax credit for taxes paid to the United States on profits, income or gains from U.S. sources, subject to the existing provisions of Canadian law.
Foreign Exchange on the Purchase and Sale of Securities
Individuals most commonly encounter foreign exchange gains or losses when purchasing or selling securities settled in foreign currencies. To distinguish ordinary capital gains from gains attributable to foreign exchange within the meaning of Section 39 (2) of the Income Tax Act, IT-95R provides examples of when the tax authorities consider Section 39 (2) to apply:
(a) When converting foreign currency funds into another foreign currency or Canadian dollars;
(b) When using foreign currency funds to make a purchase or payment, the gain or loss is the difference between the Canadian dollar value of the foreign currency when it was acquired and the Canadian dollar value when the purchase or payment is made.
B. Non-Canadian Holders — Non-Residents of Canada for Tax Purposes
The basic principle of Canadian income tax is to tax Canadian residents, but in certain cases, non-residents may be subject to Canadian income tax. Depending on the type of income, taxes may be imposed pursuant to Part I, Part XIII or other parts of the Income Tax Act. The following discusses Part I and Part XIII taxes (the most commonly applicable provisions) in detail. Section 2 (3) of the Income Tax Act provides that non-residents are subject to Canadian Part I tax (imposed on taxable income) on the following types of income:
Income earned in carrying on a business in Canada;
Employment income earned in Canada;
Gains and losses from the disposition of taxable Canadian property.
(1) Not a resident of Canada and not deemed to be a resident of Canada under the Canadian Income Tax Act or any applicable income tax convention or agreement;
(2) Dealing at arm’s length with the Company;
(3) Not using or holding (and not deemed to be using or holding) the common stock for the purpose of carrying on a business in Canada; (such holders are referred to as "non-Canadian Holders").
Special rules (not discussed in this summary) may apply to non-Canadian Holders that are insurance companies carrying on business in Canada and other jurisdictions.
For purposes of dividend payments under the U.S.-Canada Income Tax Convention and the rules of Part XIII of the Income Tax Act, most types of dividends are subject to Part XIII tax at a rate of 25%, including capital dividends (even if not taxable when received by Canadian residents). Although the U.S.-Canada Income Tax Convention does not prohibit the application of this tax to U.S. residents, the convention provides for a reduced applicable tax rate, depending on the proportion of the shares of the dividend-paying company held by the non-resident recipient:
5% Rate If the U.S. resident recipient is a corporation and holds 10% or more of the voting shares of the Canadian resident company paying the dividend, the applicable tax rate is only 5%. This 5% rate on intercompany dividends reflects the view that dividend payments between a parent company and its subsidiary should be subject to reduced taxation to encourage international trade and investment.
48

15% Rate Other dividends paid by a Canadian resident company to U.S. resident shareholders are subject to Part XIII withholding tax at a reduced rate of 15%.
F. Dividends and Paying Agents
Not applicable.
G. Expert Statements
Not applicable.
H. Available Information
The Company files annual reports, semi-annual reports, quarterly reports (voluntarily filed as a foreign private issuer) and current reports and other information with the SEC, which are publicly available on the SEC’s website ([www.sec.gov](www.sec.gov)). In addition,
the Company’s common stock is listed on the Nasdaq Capital Market, so relevant reports, statements and other information are available for inspection at the Nasdaq office (address: 1 Liberty Plaza, 165 Broadway, New York, NY 10006, USA).
The Company’s website address is
www.visionary.holdings, and information on the website or accessible through the website does not form part of this report.
I. Subsidiary Information

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
Visionary Holdings Inc. (formerly known as “Visionary Education Technology Holdings Group Inc.”) (“Visionary Group” or the “Company”)	August 20, 2013	Richmond Hill, Ontario	Parent	Holding company and rental business
Visionary Education Service and Management Inc. (“VESM”)	August 20, 2013	Richmond Hill, Ontario	100%	Real estate development
Farvision Career Education Group Inc “Formerly known as Farvision Education Group Inc.” (“Farvision Education”)	May 14, 2020	Toronto, Ontario	100%	Education services
Toronto ESchool Ltd. (“Toronto ESchool”)	November 15, 2017	Toronto, Ontario	70% by Farvision Education	Online high school education
Maple Toronto Art Academy Inc. (“Art Academy”)	July 27, 2020	Toronto, Ontario	80% by Farvision Education	Arts and high school education
7621531 Canada Inc. (“Conbridge College”)	September 1, 2021	Toronto, Ontario	80% by Farvision Education	Career college education
Max the Mutt Animation Inc. (“MTM Animation”)	February 28, 2022	Toronto, Ontario	80% by Farvision Education	Animation education

13995291 Canada Inc. (“13995291”)	April 28, 2022	Toronto, Ontario	100%	Rental business
Bethune Great Health Investment Management Inc. (“Bethune”)	December 15, 2023	Toronto, Ontario	100%	Property investment
Shanghai Yuanjian Trillion Commercial Group Co., Ltd. (“Shanghai Yuanjian”)	October 31, 2023	Shanghai, China	100%	Dormant

Yuanjian Trillion (Formerly Changle Shuang (Guangzhou) Health Industry Investment Co., Ltd. (“GD Yuanjian”)	February 29, 2024	Guangdong, China	51% by Shanghai Yuanjian	Dormant
Visionary Asia SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary International SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
49

Visionary Biotechnology Group Inc.	March 11, 2024	Toronto, Ontario	55%	Dormant
Visionary Group USA LTD	August 23, 2023	Manhasset, USA	100%	Dormant
Visionary Holdings (Asia) Limited	March 14 2025	HongKong, China	100%	Dormant
Fortune Financial Group Limited	October 18, 2024	HongKong, China	51%	Dormant
Visionary Securities Limited	March 10, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Visionary Asset Management Limited	March 10, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Visionary Fintech Limited	March 21, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Yude Industry Group Limited	January 22, 2019	HongKong, China	100%	Dormant
Visionary Holdings (Guangdong) Limited	April 25, 2019	ShenZhen, China	100% by Yude Industry Group Limited	Dormant
Sikang (Guangzhou) Health Industry Investment Co., Ltd	November 1, 2024	Guangzhou, China	35% by Shanghai Yuanjian	Dormant
Tang Shi Cha Yu (Guangzhou) Health Management Co., Ltd	March 7, 2025	Guangzhou, China	18% by Sikang (Guangzhou) Health Industry Investment Co., Ltd	Dormant
J. Annual Report to Security Holders
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk, Hedging and Financial Instruments
The Company’s business activities are exposed to various financial risks, including foreign exchange risk and interest rate risk. The Company analyzes each risk individually and interrelatedly and formulates strategies to manage their economic impact on operating results in accordance with the financial risk management policy. Management holds regular meetings to review the results of risk assessments, approve proposed risk management strategies, monitor compliance with financial risk management policies, and report to the audit committee.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk when transactions of its subsidiaries involve borrowings, investments, sales, purchases, royalties, license fees, management fees and interest expenses/income in non-functional currencies. To manage this risk, the Company mainly holds cash deposits in U.S. dollars and Canadian dollars, the amounts of which match future budgeted expenditures.
With respect to foreign exchange risk of firm commitments and forecast transactions, the Company’s policy is to hedge reasonably expected operating transactions (such as cost of sales and selling, general and administrative expenses) when the amounts are material, with the forecast period determined in accordance with the financial risk management policy. Firm operating transactions that are expected to occur may be hedged without time limitation. Non-operating transactions (such as the acquisition and disposal of subsidiaries) may be hedged once determined.
As of March 31, 2025, the Company has substantially locked in the expected risk exposure of firm commitments and forecast transactions related to major currency pairs (such as USD/CAD) for 2025.
50

Interest Rate Risk
In the future, the Company may be exposed to interest rate risk on financial liabilities with variable interest rates. At that time, the Company will adopt a dynamic interest rate hedging approach and regularly review the target mix ratio of fixed and floating interest rates. The purpose of this policy is to achieve an optimal balance between financing costs and financial performance volatility, taking into account market conditions and the overall business strategy. In the future, the Company may enter into interest rate swap agreements and forward rate agreements to manage interest rate risk, or cross-currency interest rate swap agreements to manage both foreign exchange risk and interest rate risk.
Interest rates have fluctuated significantly recently and may continue to fluctuate in the future.
Inflation Risk
Inflationary factors (such as rising product costs and management expenses) may have an adverse impact on operating results. If the selling price of products fails to increase proportionally with cost increases, high inflation rates may have an adverse impact on the Company’s ability to maintain current gross profit margins and the ratio of selling, general and administrative expenses to net income.
Other Risks
A more comprehensive quantitative and qualitative discussion of the credit risk and liquidity risk faced by the Company, as well as related management policies, is included in the audited consolidated financial statements as of March 31, 2025 and 2024 and the "Risk Factors" section of this Form 20-F report.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Since its inception, the Company has not had any defaults related to dividends, arrearages or delinquencies.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
No material changes have been made to the rights of holders of common stock since the Company’s inception.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
The Company’s management (including the Chief Executive Officer and Chief Financial Officer) has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15 (c) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15 (b) under the Exchange Act.
Based on this evaluation, management concluded that as of March 31, 2025, the Company’s disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner to allow for timely decisions regarding required disclosure.
B. Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15 (f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of external financial statements in accordance with U.S. generally accepted accounting principles.
The Company’s internal control over financial reporting includes the following policies and procedures:
•	Maintaining records of reasonable detail accurately and fairly to reflect the transactions and dispositions of the Company’s assets;
51

•
Providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the board of directors;

•
Providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

A material weakness is a deficiency (or combination of deficiencies) in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency (or combination of deficiencies) in internal control over financial reporting that is less severe than a material weakness, but important enough to merit attention by those responsible for overseeing the Company’s financial reporting.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and participation of management (including the Chief Executive Officer and Chief Financial Officer), the Company evaluated the effectiveness of its internal control over financial reporting as of March 31, 2025, based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control — Integrated Framework (2013 version). Based on this evaluation, management determined that as of March 31, 2025, the Company had not maintained effective internal control over financial reporting due to the following significant deficiencies and material weaknesses:
•

Lack of an effective internal audit function or personnel to oversee the consistency of preventive internal control procedures, which may result in failure to identify problems in internal controls and prevent misconduct;
•

Lack of structured information technology general control policies and procedures, including documentation of program changes, regular review of transaction logs, control quality assessment, backup and recovery testing, and centralized antivirus detection, which may result in failure to accurately collect operating data for the preparation of financial statements;
•

Lack of controls or appropriate processes for the retention of supporting documentation, which may significantly delay the audit process and incur additional costs;
•

Limited segregation of duties in bank transaction authorization, which may result in financial reporting misstatements or fraud due to the lack of controls to prevent and/or detect such events;
•

Lack of adequate controls over the overall accounting function and financial reporting oversight, leading to audit adjustments proposed by the independent auditors;
•

Lack of timely and reliable communication channels between different departments to ensure that all relevant parties are fully informed of all transactions entered into by the Company;
•

Lack of appropriate internal review procedures for the accounting treatment of special and complex transactions (such as initial public offerings and new company acquisitions), which may result in adjustment differences and unadjusted differences;
•

Delays in the filing and payment of income taxes and sales taxes, which may result in additional penalties and interest expenses;
•

Lack of a formal budget process by the Company, leading to challenges in cash management, especially when large liabilities need to be paid;
•

Material weaknesses in corporate governance.
Remediation Measures
During and subsequent to the year ended March 31, 2025, management has taken and plans to take the following measures to remediate the above material weaknesses:
•

Develop formal internal control policies and procedures, conduct ongoing initiatives and training within the Company to ensure that all employees fully understand the importance of internal controls and the requirements for complying with established policies and procedures, provide ongoing U.S. generally accepted accounting principles knowledge training for relevant employees, and ensure that policies and procedures are properly followed;
52

•

Continue efforts to recruit personnel with strong SEC reporting, Sarbanes-Oxley Act ("SOX") and internal control backgrounds to strengthen remediation efforts;
•

Implement new applications and systems related to the establishment of strong internal controls to ensure the completeness and accuracy of financial information;
•

Develop clear and appropriate processes/internal controls, assign responsible persons, retain supporting documentation of accounting records for at least six years in accordance with the requirements of the CRA, and make electronic copies of the documents for organized storage in the Company’s database for easy retrieval when needed;
•

Establish appropriate information and communication processes within the Group to ensure that Group management (especially the Chief Executive Officer and Chief Financial Officer) are fully informed of the status of all material transactions. The Chief Financial Officer (or their authorized person) shall promptly collect all material contracts and related amendments, other supporting documents, determine the appropriate accounting treatment and accounting entries, and regularly review the accounting records of all entities; the Chief Financial Officer and headquarters shall perform bank reconciliations for all bank accounts;
•

Establish sound internal controls to regulate the initiation, processing, recording and reporting of material transactions between the Company and the formerly controlling shareholder, reconcile the Company’s accounting records with the shareholder loan transactions in the signed legal documents, and the audit committee shall review such transactions and reconciliations quarterly to ensure consistency;
•

Implement a sound budget and cash management system to ensure that the Company has sufficient resources available when needed, effectively meet liabilities, and maintain financial stability;
•

Update the corporate governance framework to comply with U.S. securities regulations and disclosure rules, the board of directors shall hold meetings to approve all material transactions, regularly review the related party balances between the Company and the formerly controlling shareholder to ensure accuracy and completeness, regularly discuss with the Company’s U.S. securities counsel to ensure that all practices comply with U.S. securities regulations, and improve the Company’s transparency, compliance and corporate governance level;
•

Establish sound internal controls for bank transaction authorization, segregation of duties and a multi-level approval matrix for various transactions, require at least two signatories for check issuance, update the corporate governance framework in accordance with U.S. securities regulations and disclosure rules, require additional approval layers for transactions exceeding a certain threshold, and require all material transactions to be approved by the board of directors at a meeting;
•

Develop appropriate review procedures to ensure that all special and complex transactions are properly accounted for in accordance with U.S. generally accepted accounting principles, and if possible, engage external financial reporting experts to regularly review the Company’s financial statements;
•

Prepare a schedule detailing the filing and payment deadlines for all applicable entities, update it regularly to ensure compliance with the deadlines, and avoid interest and penalty expenses.
A material weakness in internal control over financial reporting is considered remediated only after the information technology general controls and process-level controls have been operating effectively for a sufficient period of time and management has tested and concluded that they are designed and operating effectively. The Company cannot guarantee that these remediation measures will be successful or that internal control over financial reporting will thereby become effective. In addition, in the course of continuing to evaluate and improve internal control over financial reporting related to the identified material weaknesses, management may decide to take additional measures to address control deficiencies or modify the above remediation plan.
C. Attestation Report of the Independent Registered Public Accounting Firm
Not applicable.
D. Changes in Internal Control Over Financial Reporting
Management continues to focus on internal control over financial reporting. During the fiscal year ended March 31, 2025, the Company has completed certain reviews of internal controls and will implement the following remediation initiatives, including hiring more qualified accounting personnel and consultants with relevant U.S. generally accepted accounting principles and SEC reporting experience and qualifications to strengthen the financial reporting function and U.S. generally accepted accounting principles training; the Company also plans to take other measures to strengthen internal control over financial reporting, including providing U.S. generally accepted accounting principles and SEC reporting regulations training for existing accounting personnel; establishing an internal audit function to standardize the Company’s semi-annual and annual closing and financial reporting processes; engaging external financial consultants with experience in U.S. generally accepted accounting principles and SEC reporting obligations; hiring more accounting personnel with relevant experience and qualifications to strengthen the financial reporting function and establish a financial and system control framework; implementing regular and ongoing U.S. generally accepted accounting principles accounting and financial reporting training programs for accounting and financial reporting personnel; establishing an internal audit function and engaging external consulting firms to assist in assessing SOX compliance requirements and improving overall internal controls.
53

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
As of the date of this report, the audit committee consists of William T. Chai, Jun Huang and Jie Luo, with William T. Chai serving as the chairperson. William T. Chai qualifies as an "audit committee financial expert" as defined in Items 16A (b) and (c) of Form 20-F. The board of directors has affirmatively determined that both William T. Chai and Jie Luo meet the independence standards for service on the audit committee as required by Nasdaq rules and Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
The board of directors has adopted a Code of Business Conduct and Ethics designed to promote ethical behavior and deter misconduct. The policies in the Code are intended to ensure that directors, executive officers and employees comply not only with the letter but also the spirit of applicable laws and regulations. The Company expects directors, executive officers and employees to exercise good judgment, adhere to these standards in their daily work, and comply with all applicable policies and procedures in their business relationships with the Company. No amendments to or waivers of the Code of Ethics for any executive officer were granted during the fiscal year 2025. The Code of Ethics will be updated as needed from time to time.
Item 16C. Principal Accountant Fees and Services
The Company has engaged MNP LLP as its independent registered public accounting firm since the inception fiscal year 2023.
On March 4, 2024, we have appointed YCM CPA Inc. (the "Successor Auditors") as successor auditor of the Company and for the fiscal year ended March 31, 2024 to replace MNP LLP.

	Year Ended March 31,
	2024	2023
Audit Fees:	$220,000	$184,725
Audit Related Fees:
Tax Fees:	–	–
Total:	$220,000	$184,725
On March 24, 2025, the Company has engaged Assentsure PAC ("Successor Auditor") as the Company’s successor auditor to audit the financial statements for the fiscal year ended March 31, 2025, replacing YCM CPA Inc.
	Year Ended March 31,
	2025	2024
Audit Fees:	$255,000	$220,000
Audit Related Fees:
Tax Fees:	–	–
Total:	$255,000	$220,000
Such fees include the total fees charged by the independent auditors for the audit of the annual financial statements, the review of the interim financial statements related to statutory and regulatory filings.
Audit-Related Fees
Such fees include the total fees charged by the independent auditors for assurance and related services in the past two fiscal years that are related to the audit or review of the interim financial statements (not reported above under "Audit Fees"), which generally include other agreed-upon procedures performed in accordance with professional auditing standards, accounting and reporting consulting services. There is no such agreed-upon procedures for year 2025 and 2024.
Tax Fees
Such fees include the total fees charged by the independent auditors for professional services related to tax compliance, tax planning and tax consulting in the past two fiscal years.
Pre-approval Policy of the Audit Committee for Services Provided by the Independent Auditors
The policy of the audit committee is to pre-approve all audit and permitted non-audit services provided by the independent auditors during the fiscal year.
54

Item 16D. Audit Committee Listing Standards Exemptions
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Changes in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
As an Ontario corporation listed on the Nasdaq Capital Market, the Company is subject to the corporate governance listing standards of the Nasdaq Capital Market. However, Nasdaq Capital Market rules allow foreign private issuers like the Company to follow the corporate governance practices of their home country. Certain corporate governance practices in the Company’s home country (Ontario) may differ materially from the corporate governance listing standards of the Nasdaq Capital Market. The Company intends to follow the following home country practices in lieu of the relevant requirements of the Nasdaq Market Rules:
•
Nasdaq Listing Rule 5605(b)(1) requires that a majority of the board of directors of a listed company consist of independent directors; however, as a foreign private issuer, the Company is entitled to follow home country practices in lieu of the foregoing requirement. Corporate governance practices in the Company’s home country (Ontario) do not require a majority of the board of directors to be independent, and currently a majority of the Company’s board of directors are independent directors.
•
The Company does not intend to comply with Nasdaq Listing Rule 5635 regarding shareholder approval for certain securities issuances. Pursuant to the amended articles of incorporation and by-laws of the Company, the board of directors has the authority to issue securities, including securities related to the acquisition of shares or assets of another company, the adoption or amendment of employee equity compensation plans, changes in control of the Company, rights offerings at or below market prices, certain private placements, the issuance of convertible notes, and the issuance of shares representing 20% or more of the outstanding common shares.
•
Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose the compensation of third-party directors and director candidates; however, as a foreign private issuer, the Company is entitled to follow home country practices in lieu of the foregoing requirement. Corporate governance practices in the Company’s home country (Ontario) do not require the disclosure of compensation of third-party directors and director candidates.
Except as disclosed above, the Company’s corporate governance practices are not materially different from those followed by U.S. domestic companies in compliance with the Nasdaq Capital Market corporate governance listing standards. In the future, the Company may decide to avail itself of foreign private issuer exemptions from other Nasdaq corporate governance rules, and therefore, shareholders may receive less protection than that provided by the Nasdaq corporate governance listing standards for U.S. domestic issuers. These exemptions may be utilized as long as the Company continues to qualify as a foreign private issuer.
In addition, the Company is a foreign private issuer as defined under the rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore is exempt from complying with certain provisions applicable to U.S. domestic listed companies, such as:
•
No requirement to file reports under the Exchange Act as frequently as domestic listed companies;
•
Interim reports need only comply with home country requirements (which are less stringent than the rules applicable to domestic listed companies);
•
No requirement to provide the same level of disclosure on certain matters (such as executive compensation);
•
Exemption from complying with the provisions of Regulation FD designed to prevent selective disclosure of material information by issuers;
•
No requirement to comply with the provisions of the Exchange Act regarding the solicitation of proxies, consents, or authorizations in respect of registered securities;
•
Insiders
are not required to comply with the provisions of Section 16 of the Exchange Act (which require such individuals and entities to publicly report their share ownership and trading activities and to disgorge profits realized from “short-swing transactions”);
55

•
As a foreign private issuer, the Company files annual reports on Form 20-F and reports on Form 6-K, and due to the reduced reporting requirements, shareholders may not have access to certain information they may consider important.
On August 9, 2024, the Company convened its 2024 Annual General Meeting ("AGM"). At the meeting, the new board of directors was deliberated and elected, and the resolution regarding the full conversion of the Class A common shares held by 3888 Investment Group Limited into Class B common shares with super-voting rights was also deliberated and adopted.
Item 16H. Mine Safety Disclosures
Not applicable.
Item 16I. Disclosure of Foreign Jurisdictions That Hinder Inspections
Not applicable.
Item 16J. Insider Trading Policy
As an emerging growth company (“EGC”), the Company’s disclosure obligations are reduced pursuant to SEC rules. Currently, the Company has not adopted
 a formal insider trading policy because the Ontario Business Corporations Act or other local laws and regulations do not require the Company to do so. However, as the Company continues to grow and develop, it is evaluating the adoption of an insider trading policy to comply with best practices and ensure compliance with applicable insider trading laws.
Item 16K. Cybersecurity
As an emerging growth company and small reporting company, the Company has a limited business scale and has not yet adopted a formal cybersecurity risk management plan or established formal processes for assessing cybersecurity risks. However, the Company recognizes the importance of managing risks related to cybersecurity threats and is committed to implementing and maintaining adequate information security programs as the Company develops to protect the Company’s systems and data.
The Company’s current approach to managing cybersecurity risks includes a series of practices applicable to all users of information technology systems and assets (including employees and contractors), including technology usage, policy implementation, training provision, and continuous monitoring to enhance security awareness and prevent security incidents.
Given that the Company’s projects are in the initial stage of development, the Company believes that the cybersecurity threats it faces are limited, mainly involving email communications and data storage. Financial transactions are conducted through well-known financial institutions, and accounting and employee information is stored by external accounting firms.
As of the date of this report, the Company has not experienced any cybersecurity threats or incidents that have had a material impact or could reasonably be expected to have a material impact on its business, operating results, or financial condition in the past three years. However, the Company cannot guarantee that no such incidents will occur in the future. For more information, please refer to the risk factor “The Company faces information systems and cybersecurity risks” on page 4 of this report.
Part III
Item 17. Financial Statements
Not applicable
.
Item 18. Financial Statements
The consolidated financial statements of Visionary Holdings Inc. and its subsidiaries are included at the end of this annual report.
56

Item 19. Exhibits
Serial Number	Exhibit Name

1.1*	Articles of Incorporation dated August 20, 2013

1.2*	Amendment to Articles of Incorporation dated March 25, 2021

1.3*	Amendment to Articles of Incorporation dated January 19, 2022

1.4*	By-law No. 1 effective August 20, 2013

1.5*	By-law No. 2 effective August 20, 2013

1.6*	Audit Committee Charter adopted on February 15, 2022

1.7*	Compensation Committee Charter adopted on February 15, 2022

1.8*	Corporate Governance and Nominating Committee Charter adopted on February 15, 2022

1.9*	Amended and Restated Articles of Incorporation (approved by shareholders on August 9, 2024, pending filing of articles of amendment with the Ontario Ministry of Public and Business Service Delivery)*

2.1*	Description of Securities*

2.2*	Sample Certificate for Common Shares (100 shares, Certificate No. Com-1) issued on August 21, 2013

2.3*	Sample Certificate for Common Shares (100 shares, Certificate No. Com-2) issued on August 21, 2013

2.4*	Sample Certificate for Common Shares (999,900 shares, Certificate No. Com-3) issued on October 15, 2021

2.5*	Form of Exchange Agreement

2.6*	Amended and Restated 2023 Restricted Stock Plan

2.7*	Form of Restricted Stock Award Agreement

2.8*	Form of Senior Secured Convertible Promissory Note

2.9*	Form of Series A Warrant

2.10*	Form of Series B Warrant

4.1*	Investment Agreement dated March 1, 2021 with Cambridge School of Business and Technology

4.2*	Agreement dated June 12, 2021 among Vision Education Group Inc., Bai Ning, Xu Yan, and Canada Limited / Lowell College

4.3*	Share Purchase Agreement dated December 19, 2021 between Max Matt Animation Inc. and Vision Education Group Inc.

4.4*	Asset Purchase Agreement dated July 27, 2020 between Toronto Maple Leaf Academy of Performing Arts and Ontario Corporation (operating Arasena International Academy in Richmond Hill)

4.5*	Joint Venture Agreement dated July 15, 2020 between Vision Education Group Inc. and Ontario Corporation regarding Toronto Maple Leaf Academy of Performing Arts

4.6*	Merger and Acquisition Agreement dated February 25, 2019 among Ontario 123 Real Estate Development Co., Ltd., Wang Xiaofeng, and PrideMax Construction Group Inc.

4.7*	Merger and Acquisition Agreement dated November 15, 2017 among Ontario 123 Natural Food Co., Ltd., China Youth (Canada) Langton Education Technology Co., Ltd., and Toronto Electronic School Inc.
57

4.8*	Acquisition Agreement dated November 1, 2020 among Vision Education Group Inc., Hassan Mirazi, and Toronto High School Inc.

4.9*	Memorandum of Understanding dated June 28, 2021 between Halifax Language Academy of Canada and Vision Education Group Inc.

4.10*	Memorandum of Understanding dated February 17, 2021 between Vision Education Group Inc. and University of Western Canada

4.11*	Education Enrollment Agency Agreement dated May 20, 2021 between Canadian College of Business Skills and Technology and Vision Education Group

4.11*	Enrollment Agreement dated July 14, 2021 between Niagara University and Vision Education Group Inc.

4.12*	Agreement dated July 19, 2021 among Trent International, Trent University, and Vision Global Development Inc.

4.13*	Education Agent Recruitment and Management Agreement dated June 7, 2021 between GEGM Enterprises Private Limited, operating as AgentBee, and Vision Education Group

4.14*	Partnership Agreement dated June 7, 2021 between Vision Education Group Co., Ltd. and A&M Starlight Education and Immigration Agency

4.15*	Property Purchase Agreement dated November 23, 2020 between Ontario 123 Natural Food Co., Ltd. and Building 2 of Markham Civic Centre regarding 200 Town Centre Boulevard

4.16*	Letter Amendment to Property Purchase Agreement dated January 25, 2021 between Ontario 123 Natural Food Co., Ltd. and Building 2 of Markham Civic Centre regarding 200 Town Centre Boulevard

4.17*	Property Purchase Agreement dated November 25, 2020 between Ontario 123 Natural Food Co., Ltd. and Building 1 of Markham Civic Centre regarding 260 Town Centre Boulevard

4.18*	Letter Amendment to Property Purchase Agreement dated January 25, 2021 between Ontario 123 Natural Food Co., Ltd. and Building 1 of Markham Ci vic Centre regarding 260 Town Centre Boulevard

4.19*	Property Purchase Agreement dated May 19, 2021 between DMM Company of Greater Toronto Area Office and Ontario 123 Real Estate Development Co., Ltd. regarding 95-105 Moatfield Avenue, Toronto, Ontario

4.20*
First Amendment to Property Purchase Agreement dated July 23, 2021 between DMM Company of Greater Toronto Area Office and Ontario 123 Real Estate Development Co., Ltd. regarding 95-105 Moatfield Avenue, Toronto, Ontario

4.21*
Second Amendment to Property Purchase Agreement dated August 6, 2021 between DMM Company of Greater Toronto Area Office and Ontario 123 Real Estate Development Co., Ltd. regarding 95-105 Moatfield Avenue, Toronto, Ontario

4.22*
Third Amendment to Property Purchase Agreement dated October 5, 2021 between DMM Company of Greater Toronto Area Office and Ontario 123 Real Estate Development Co., Ltd. regarding 95-105 Moatfield Avenue, Toronto, Ontario

4.23*
Credit Facility Letter for Acquisition of Property at 200 Town Centre Boulevard dated April 5, 2021 among Scotiabank (Lender), Canadian Animation Industry Group Inc. (Borrower), Fan Zhou (Guarantor), Visionary Education Technology Holdings Group Inc. (Guarantor), and New Canaan Investment Inc. (Guarantor)

4.24*	Financing Offer Letter dated November 25, 2020 from National Bank of Canada (Lender) to Ontario 123 Natural Food Co., Ltd. (Borrower) with Fan Zhou as Guarantor

4.25*
Credit Facility Letter for Acquisition of Property at 260 Town Centre Boulevard dated April 5, 2021 among Scotiabank (Lender), New Canaan Investment Inc. (Borrower), Fan Zhou (Guarantor), Visionary Education Technology Holdings Group Inc. (Guarantor), and Canadian Animation Industry Group Inc.

4.26*	Employment Agreement dated November 1, 2021 between Visionary Education Technology Holdings Group Inc. and Dr. Thomas Travers
58

4.27*	Employment Agreement dated April 3, 2021 between Visionary Education Technology Holdings Group Inc. and Katy Liu

4.28*	Employment Agreement dated April 29, 2022 between Visionary Education Technology Holdings Group Inc. and Dr. Liao Zaiyi

4.29*	Employment Agreement dated July 1, 2021 between Visionary Education Technology Holdings Group Inc. and Dr. Harley Dentremont

4.30*	Memorandum of Understanding dated May 12, 2021 between Vision Education Group Inc. and Canadian Film and Television Academy

4.31*	Loan Agreement dated March 31, 2021 between Visionary Education Technology Holdings Group Inc. and China Youth Langton (Canada) Education Technology Co., Ltd.

4.32*	Loan Agreement dated May 18, 2021 between Fan Zhou and Ontario 123 Real Estate Development Co., Ltd.

4.33*	Loan Agreement dated March 31, 2021 between Fan Zhou and Ontario 123 Real Estate Development Co., Ltd.

4.34*	Loan Agreement dated March 31, 2021 between Fan Zhou and Vision Education Group Inc.

4.35*	Loan Agreement dated November 5, 2021 between Fan Zhou and Visionary Education Service Management Inc.

4.36*	Loan Agreement dated March 31, 2021 between Fan Zhou and Visionary Education Technology Holdings Group Inc.

4.37*	Loan Agreement dated February 28, 2022 between Fan Zhou and Vision Education Group Inc.

4.38*	Loan Agreement dated March 9, 2022 between Fan Zhou and Vision Education Group Inc.

4.39*	Form of Indemnification Agreement between Visionary Education Technology Holdings Group Inc. and Indemnitee

4.40*	Form of Indemnification Agreement between Fan Zhou and Indemnitee

4.41*
Fifth Amendment to Property Purchase Agreement dated October 5, 2021 between DMM Company of Greater Toronto Area Office and Ontario 123 Real Estate Development Co., Ltd. regarding 95-105 Moatfield Avenue, Toronto, Ontario

4.42*	Loan Waiver Agreement dated April 4, 2022 between Fan Zhou and Visionary Education Technology Holdings Group Inc.

4.43*	Loan Agreement dated April 4, 2022 between Fan Zhou and Visionary Education Technology Holdings Group Inc.

4.44*	Ninth Amendment to Acquisition Agreement dated August 23, 2022 between DMM Company of Greater Toronto Area Office and Canada 13995191 Company

4.45*	Loan Agreement dated August 23, 2022 between Fan Zhou and Visionary Education Technology Holdings Group Inc.

4.46*	Form of Amended and Restated Securities Purchase Agreement

4.47*	Form of Share Pledge Agreement

4.48*	Form of Registration Rights Agreement

4.49*	Form of Security Agreement

4.50*	Form of Guarantee Agreement
59

4.51*	Related Party Loan Note with Fan Zhou

4.52*	Purchase and Sale Agreement dated June 23, 2023 between Norman Bethune Great Health Investment Management Co., Ltd. and Visionary Education Technology Holdings Group Inc.

4.53*	Property Purchase Agreement dated May 19, 2023 between Visionary Education Technology Holdings Group Inc. and Cestar Holdings Inc. regarding 41 East Metropolitan Road*

4.54*
Property Purchase Agreement dated November 8, 2023 between Visionary Education Technology Holdings Group Inc. and Ontario 1000593277 Company regarding Unit D63, 4300 Stiles Avenue East (amended on January 20, 2024)

4.55*	Property Purchase Agreement dated July 22, 2023 between Visionary Education Technology Holdings Group Inc. and Ontario 1000599838 Company regarding Unit E61, 4300 Stiles Avenue East*

4.56*
Property Purchase Agreement dated November 20, 2023 between Visionary Education Technology Holdings Group Inc. and Tibet Spring Culture Development Co., Ltd. regarding Unit E25, 4300 Stiles Avenue East*

4.57*	Employment Agreement dated September 2, 2024 between Visionary Holdings Inc. and Hou Xiyong

8.1*	List of Registrant’s Subsidiaries*

11.1*	Code of Ethics

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)*

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act (adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)*

13.1**	Certification of Chief Executive Officer pursuant to Section 1350 of Title 18 of the United States Code (adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)*

13.2**	Certification of Chief Financial Officer pursuant to Section 1350 of Title 18 of the United States Code (adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)*
Note: * Previously filed; ** Filed herewith
60

Signature
The registrant hereby certifies that it meets all the filing requirements of Form 20-F and has duly authorized the undersigned to sign this report on its behalf.
Date: January 28, 2026	Visionary Holdings Inc.

	Signature:	/s/ XiYong Hou
	Name:	XiYong Hou
	Title:	Chief Executive Officer
61

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
VISIONARY HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Visionary Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Visionary Holdings Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025, and the consolidated results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had net losses of $15.7 million, cash outflow of $3.0 million from operating activities, and negative working capital of $54.5 million for the year ended March 31, 2025. We also draw attention to Note 1 of the consolidated financial statements, which describes the receiverships of two building in relation to the default of bank loans due to Bank of China. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
 /s/ Assentsure PAC
We have served as the Company’s auditor since 2025.
Singapore
PCAOB ID 6783
January 12, 2026

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
F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Visionary Education Technology Holdings Group Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Visionary Education Technology Holdings Group Inc. (the Company) as of March 31, 2023 and 2022, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders
’
equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively referred to as the consolidated financial statements).
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
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered loss from operations in the current year and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management
’
s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company
’
s management. Our responsibility is to express an opinion on the Company
’
s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company
’
s internal control over financial reporting. Accordingly, we express no such opinion.
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
We have served as the Company
’
s auditor since 2021.
Vancouver, Canada
August 15, 2023.

VISIONARY HOLDINGS INC.
(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$334,910	$620,910
Accounts receivable, net	1,098,921	20,472
Prepaid and other receivable	1,967,062	1,375,957
Due from related parties	433,507	76,888
Total current assets	3,834,400	2,094,227

Restricted cash – non-current	237,197	152,434
Property, plant and equipment, net	57,576,110	83,581,322
Right of use assets	-	41,783
Intangible assets, net	848,559	933,642
Long-term investment	235,000	-
Deferred tax assets	-	105,334
Goodwill	895,467	950,959
TOTAL ASSETS	$63,626,733	$87,859,701

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,791,464	$1,187,480
Accounts payable to related parties	1,086,445	-
Accrued liabilities and other payable	4,176,810	2,253,851
Other tax payable	922,888	616,358
Due to related parties	503,126	326,640
Deferred revenue	181,839	968,676
Lease liability - current	-	15,931
Bank loans - current	45,596,789	62,423,441
Other loan payable- current	508,621	488,692
Convertible notes	2,053,933	-
Derivative liability - current	285,881	-
Income tax payable	1,202,933	1,399,244
Total current liabilities	58,310,729	69,680,313

Deferred tax liabilities	120,658	126,051
Lease liability, non-current	-	25,852
Other loan payable, non-current	-	252,476
Derivative liability, non-current	-	29,075
TOTAL LIABILITIES	58,431,387	70,113,767

Commitments and contingencies	–	–

EQUITY
Common shares, no par value, unlimited shares authorized, 5,607,348 and 3,437,926 issued and outstanding as of March 31, 2025 and 2024, respectively	–	–
Additional paid-in capital	21,647,561	17,719,755
Accumulated (deficit) retained earnings	(15,706,216)	136,191
Accumulated other comprehensive loss	(823,818)	(93,967)
Total shareholders’ equity attributable to the Company	5,117,527	17,761,979

Non-controlling interest	77,819	(16,045)
Total shareholders’ equity	5,195,346	17,745,934

TOTAL LIABILITIES AND EQUITY	$63,626,733	$87,859,701

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.
(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
AND COMPREHENSIVE (LOSS)
INCOME
(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2025	2024	2023

Revenue – rent	$2,796,853	$8,019,186	$7,090,140
Revenue – tuition	1,184,355	1,361,799	1,342,371
Revenue – sales of products	1,063,089	–	-
Total Revenues	5,044,297	9,380,985	8,432,511

Cost of revenue – rent	(2,191,587)	(6,325,094)	(3,899,012)
Cost of revenue – tuition	(421,049)	(516,042)	(770,179)
Cost of revenue – sales of products	(1,018,942)	–	-
Total cost of revenues	(3,631,578)	(6,841,136)	(4,669,191)

Gross Profit	1,412,719	2,539,849	3,763,320

Operating expenses:
General and administrative expenses	(2,190,852)	(1,148,172)	(1,227,424)
Professional fees	(2,110,047)	(2,907,676)	(968,435)
Salaries	(580,907)	(812,388)	(1,136,676)
Total operating expenses	(4,881,806)	(4,868,236)	(3,332,535)

(Loss) Income from operations	(3,469,087)	(2,328,387)	430,785

Other (expense) income
Interest expense	(4,951,064)	(5,835,449)	(2,955,008)
Accretion interest	-	(285,625)	(320,497)
Impairment loss of property, plant and equipment	(4,695,912)	(49,784)	-
Gain on disposal of properties	-	8,614,079	–
Government subsidies	–	-	109,723
Change in fair value of derivative liability	(1,835,817)	1,536,494	(1,565,570)
Change in fair value of convertible debenture	(329,949)	367,663	(157,010)
Loss on disposal of subsidiaries	(368,608)	(163,405)	–
Loss on investment deposit	-	(336,892)	–
Other income	4,986	22,764	23,605
Total other (expense) income, net	(12,176,364)	3,869,845	(4,864,757)

(Loss) income before income taxes	(15,645,451)	1,541,458	(4,433,972)
(Provision) credit for income taxes - current	(960)	-	64,768
(Provision) credit for income taxes - deferred	(99,942)	(574,209)	797,096
Net (loss) income	(15,746,353)	967,249	(3,572,108)
Less: net income (loss) attributable to non-controlling interest	96,054	(55,707)	(97,596)
Net (loss) income attributable to Visionary Holdings Inc.	(15,842,407)	1,022,956	(3,474,512)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(732,041)	457,057	(750,768)
Comprehensive (loss) income	(16,478,394)	1,424,306	(4,322,876)
Less: comprehensive income (loss) attributable to non-controlling interest	93,864	(54,419)	(113,451)
Comprehensive (loss) income attributable to Visionary Holdings Inc.	$(16,572,258)	$1,478,725	$(4,209,425)

(Loss) Earnings Per Share - Basic	$(3.66)	$0.32	$(1.35)

Weighted Average Shares Outstanding - Basic	4,333,514	3,229,524	2,579,304

(Loss) Earnings Per Share - Diluted	$(3.66)	$0.32	$(1.35)

Weighted Average Shares Outstanding - Diluted*	4,333,514	3,241,900	2,579,304

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.
(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE NUMBERS)

	Common Share		Additional Paid in	Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Shares	Amount	Capital	(Deficit)	(Loss)	interest	Total

Balance at March 31, 2022	2,333,333	$–	$665,985	$2,587,747	$185,177	$236,252	$3,675,161

Net loss for the year	–	–	–	(3,474,512)	–	(97,596)	(3,572,108)
Initial public offering, net of share issuance costs	283,333	–	13,440,253	–	–	–	13,440,253
Investment in subsidiary by additional 10% – MTM Animation	–	–	–	–	–	(73,890)	(73,890)
Foreign currency translation loss	–	–	–	–	(734,913)	(15,855)	(750,768)

Balance at March 31, 2023	2,616,666	$–	$14,106,238	$(886,765)	(549,736)	$48,911	$12,718,648

Net income for the year	–	–	–	1,022,956	–	(55,707)	967,249
Exercise of Warrant B	66,667	–	–	–	–	–	–
Share issuance of Senior Secured Convertible Notes	449,977	–	1,658,637	–	–	–	1,658,637
Stock based compensation	304,616	–	1,954,880	–	–	–	1,954,880
Elimination of NCI at disposal of subsidiary	–	–	–	–	–	(10,537)	(10,537)
Foreign currency translation gain	–	–	–	–	455,769	1,288	457,057

Balance at March 31, 2024	3,437,926	$–	$17,719,755	$136,191	(93,967)	(16,045)	$17,745,934
Net loss for the year	–		–	(15,842,407)	–	96,054	(15,746,353)
Warrants A exercise	933,681	-	1,864,893	–	–	-	1,864,893
Share issuance	200,000	-	145,727	–	–	-	145,727
Stock based compensation	1,035,741	-	1,917,186	–	–	-	1,917,186
Foreign currency translation loss	–		–	–	(729,851)	(2,190)	(732,041)

Balance at March 31, 2025	5,607,348	$–	$21,647,561	$(15,706,216)	$(823,818)	$77,819	$5,195,346

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.
(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the Years Ended March 31,
	2025	2024	2023

Cash flows from operating activities:
Net (loss) income	$(15,746,353)	$967,249	$(3,572,108)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,091,321	2,409,762	1,361,211
Gain on disposal of property, plant and equipment	-	(8,614,079)	–
Amortization on finance fee on bank loan	53,768	332,333	173,180
Amortization of intangible assets	31,632	32,630	33,285
Change in fair value of warrant liability	1,835,817	(1,536,494)	1,565,570
Loss on disposal of subsidiaries	368,608	163,405	–
Change in fair value of convertible debenture	329,949	(367,663)	157,010
Stock based compensation	1,400,186	1,954,880	–
Deferred income tax recovery	99,941	574,209	(797,096)
Accretion cost	-	285,625	320,497
Impairment loss on property, plant and equipment	4,695,912	49,784	–
Changes in operating assets and liabilities:
Accounts receivable	(1,136,304)	69,019	(89,812)
Accounts receivable from related party	-	-	113,504
Prepayments and other current assets	(504,368)	(854,197)	(368,129)
Due from related party	(378,257)	115,095	99,334
Accounts payables	1,208,706	162,663	787,029
Accounts payables to related parties	1,143,462	-	-
Accrued liabilities	2,272,820	951,340	50,206
Other tax payable	358,378	(316,940)	(401,894)
Deferred revenue	(768,638)	(353,892)	849,778
Taxes payable	(324,964)	(128,405)	54,354
Net cash (used in) provided by operating activities	(2,968,384)	(4,103,676)	335,919

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(1,310,842)	(62,701,573)
Proceeds from disposal of property, plant and equipment	15,052,633	13,925,765	–
Purchase additional shares from NCI	–	-	(75,650)
Loan advance to related parties	(307,848)	–	-
Proceeds from disposal of short term investment	-	51,912	-
Loan advance from unrelated parties	-	-	123,864
(Payment to) refund from acquisition deposits	(235,000)	411,479	(760,000)
Net cash provided by (used in) investing activities	14,509,785	13,078,314	(63,413,359)

Cash flows from financing activities:
Proceeds from bank loan	–	-	22,506
Proceeds from mortgage	-	815,760	45,390,000
Finance costs on mortgage	-	(74,160)	(445,665)
Proceed from private mortgage	–	-	6,808,500
Repayment of other loan	(199,232)	(469,687)	(231,820)
Proceed (repayment) from issue of convertible notes	2,009,865	(1,500,000)	1,115,000
Proceeds from initial public offering, net of share issuance costs	–	-	14,380,467
Proceeds from share issuance	145,727	1,658,637	–
Proceeds from an employee loan	228,742	324,079	–
Repayment of mortgage principal	(13,658,861)	(6,057,252)	(721,261)
Proceeds (repayment) of shareholder advance	167,575	(4,175,967)	(2,446,085)
Net cash (used in) provided by financing activities	(11,306,184)	(9,478,590)	63,871,642

Effect of exchange rate changes on cash	(436,454)	(14,585)	(312,010)
Net (decrease) increase in cash	(201,237)	(518,537)	482,192
Cash and restricted cash, beginning of the year	773,344	1,291,881	809,689
Cash and restricted cash, end of the year	$572,107	$773,344	$1,291,881
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$128,405	$28,753
Cash paid for interest	$4,951,064	$5,835,450	$2,538,486

NON-CASH ITEMS
Disposal of subsidiaries	$-	$74,160	$–

The accompanying notes are an integral part of these consolidated financial statements.

VISIONARY HOLDINGS INC.
(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Visionary Holdings Inc. ("Visionary Group" or the "Company") is a joint-stock limited company registered and established on August 20, 2013, pursuant to the Business Corporations Act of Ontario, Canada. On January 30, 2024, the Company submitted an amended articles of incorporation for name change to the Ontario Business Registry, changing its corporate name from "Visionary Education Technology Holdings Group Inc." to "Visionary Holdings Inc.". Through its subsidiaries, the Company provides high-quality large health and wellness, anti-aging and high-end medical beauty health service resources, as well as educational service resources to global customers. The Company's common stock is listed and traded on the Nasdaq Stock Market under the ticker symbol "GV".

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

The Company has subsidiaries in Canada. Details of the Company and its subsidiaries as of March 31, 2025 are set out below:

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

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)

13995291 Canada Inc. (“13995291”)	April 28, 2022	Toronto, Ontario	100%	Rental business
Bethune Great Health Investment Management Inc. (“Bethune”)	December 15, 2023	Toronto, Ontario	100%	Property investment
Shanghai Yuanjian Trillion Commercial Group Co., Ltd. (“Shanghai Yuanjian”)	October 31, 2023	Shanghai, China	100%	Dormant

Yuanjian Trillion (Formerly Changle Shuang (Guangzhou) Health Industry Investment Co., Ltd. (“GD Yuanjian”)	February 29, 2024	Guangdong, China	51% by Shanghai Yuanjian	Dormant
Visionary Asia SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary International SDN. BHD	December 1, 2023	Kuala Lumpur, Malaysia	100%	Dormant
Visionary Biotechnology Group Inc.	March 11, 2024	Toronto, Ontario	55%	Dormant
Visionary Group USA LTD	August 23, 2023	Manhasset, USA	100%	Dormant
Visionary Holdings (Asia) Limited	March 14 2025	HongKong, China	100%	Dormant
Fortune Financial Group Limited	October 18, 2024	HongKong, China	51%	Dormant
Visionary Securities Limited	March 10, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Visionary Asset Management Limited	March 10, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Visionary Fintech Limited	March 21, 2025	HongKong, China	100% by Fortune Financial Group Limited	Dormant
Yude Industry Group Limited	January 22, 2019	HongKong, China	100%	Dormant
Visionary Holdings (Guangdong) Limited	April 25, 2019	ShenZhen, China	100% by Yude Industry Group Limited	Dormant
Sikang (Guangzhou) Health Industry Investment Co., Ltd	November 1, 2024	Guangzhou, China	35% by Shanghai Yuanjian	Dormant
Tang Shi Cha Yu (Guangzhou) Health Management Co., Ltd	March 7, 2025	Guangzhou, China	18% by Sikang (Guangzhou) Health Industry Investment Co., Ltd	Dormant

The following entities were divested from the Company during the year ended March 31, 2025:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation	% of Ownership	Principal Activities
NeoCanaan Investment Corporation (“NeoCanaan Investment”)	May 26, 2020	Richmond Hill, Ontario	100%	Rental business
Canada Animation Industry Group Inc. (“Animation Group”)	October 8, 2020	Richmond Hill, Ontario	100% by NeoCanaan Investment	Rental business

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

On August 20, 2013, Ms. Fan Zhou incorporated 123 Real Estate Development Ontario Ltd. as a sole shareholder in Richmond Hill, Ontario. On April 1, 2019, Ms. Fan Zhou transferred all the shares to Visionary Group. On May 28, 2021, 123 Real Estate Development Ontario Ltd. filed an article of amendment to change its name to Visionary Education Real Estate Group Inc. (“Visionary Real Estate”). On October 12, 2021 Visionary Real Estate filed amendment to change its name to Visionary Education Services & Management Inc
.
(“VESM”)

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)
NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN (Continued)
On February 25, 2019, VESM entered into a share purchase agreement to acquire 100% of the equity interests in PrideMax Construction Group Inc. (“PrideMax Construction”), a company incorporated on July 20, 2010 in Scarborough, Ontario and had no active business since inception, from its original shareholder for $0.8 (C$1). The transaction was completed on April 1, 2019. On May 23, 2020, VESM transferred 100% of the equity interests in PrideMax Construction to NeoCanaan Investment Corporation. On June 16, 2021, PrideMax Construction filed an article of amendment to change its name to Farvision Development Group Inc (“Farvision Development”). On November 3, 2022, Farvision Development filed an article of amendment to change its name to Farvision Digital Technologies Group Inc. (“Farvision Digital”). On February 24, 2024, Farvision Digital was divested from the Group.
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
On April 1, 2021, Visionary Education Services and Management Inc. (“VESM”) entered into a share transfer agreement with Mr. Jason Wang, a related party, to transfer his 100% of the equity interests in Glorious Future Study Abroad Immigration Group Inc. (“Glorious Immigration”) and PrideMax International Human Resources Services Inc. (“PrideMax HR”) for $0.8 (C$1). The transaction was completed on June 12, 2021. On June 16, 2021, Glorious Immigration changed its name Visionary Study Aboard & Immigration Services Inc. (“Visionary Immigration”). On June 17, 2021, PrideMax HR changed its name to Farvision Human Resources Service Company Inc. (“Farvision HR”). On July 26, 2022, both Visionary Immigration and Farvision HR have been diverted from the Group, and both Visionary Immigration and Farvision HR have been inactive since the acquisition by VESM.
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
F-12

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

On October 18, 2024, the Company entered into a share transfer agreement to have 51% shares of Fortune Financial Group Limited and 100% shares of its subsidiaries on March 10, 2025 Visionary Securities Limited – focus on engaged in securities trading and brokerage operations; on March 3, 2025 Visionary Asset Management Limited – focus on business engagement in fund management and fund issuance; on March 21, 2025 Visionary Fintect Limited -
engages in investing in and acquiring fintech businesses.

On October 18, 2024, the Company acquired 51% of Yude Industrial Group Limited, and 100% of its subsidiary-Visionary Holdings (Guangdong) Limited. The business scope encompasses a cross-sector industrial investment and operational coordination platform. It is primarily focused on direct industrial investments, cross-border business integration, and the empowerment of subsidiary companies. The platform invests in diversified sectors including high & new technology and import/export, while coordinating resources and providing strategic services to facilitate business expansion for its portfolio enterprises.

On December 10, 2024, the Company transferred (i) 100% equity of Animation., a wholly owned subsidiary of the Company to an individual unrelated to the Company, at a price of $72 (C$100) and (ii) 100% equity of NeoCanaan, a wholly owned subsidiary of the Company to an unrelated party, at a price of $72 (C$100). The Company deconsolidated the two companies since then.

On March 14, 2025, the Company entered agreement for 100% shares of Visionary Holdings (Asia) Limited from an unrelated individual.

Going Concern

As of March 31, 2025, the Company's cash balance was $334,910 (compared to $620,910 as of March 31, 2024), while the Company's total current liabilities exceeded total current assets by approximately $54.5 million (compared to $67.6 million in the same period of the previous year). For the fiscal year ended March 31, 2025, the Company recorded a net loss of $15.7 million, whereas it recorded a net profit of $1 million for the fiscal year ended March 31, 2024. On August 27, 2024, two buildings owned by the Company were taken over by a receivership appointed by the Ontario Superior Court, which was initiated by the lender Bank of China due to default of the loan. The receivership was an event indicating that the carrying amount of an asset may not be recoverable. After assessing the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, impairment loss of $4,695,912 was recorded for the year ended March 31, 2025.

The consolidated financial statements do not include any adjustments related to the recoverability of assets and the classification of liabilities. The Company's ability to continue as a going concern depends on its capacity to secure additional capital and achieve operating profits. In light of the foregoing, the Company currently plans to fund its operations and ongoing acquisition projects primarily through the following means: cash flows generated from operating activities (including revenues from historical business operations), new businesses actively developed since September 2023 (such as AI-driven large health projects and collaborations between artificial intelligence and the international education sector). In addition, the Company is actively pursuing acquisition opportunities to enhance business cash flows. To ensure the Company's continued operations and development, it is actively developing a new high-end anti-aging medical beauty business, focusing primarily on the Southeast Asian and North American markets. This new business is expected to generate substantial revenues for the Company in the future. Meanwhile, the Company is proactively implementing measures such as debt restructuring (debt-to-equity swaps with external investors), private placement financing, disposal of owned real estate, and borrowings from formerly controlling shareholders to secure sufficient working capital for active development and daily operations. However, there can be no guarantee that these efforts will be successful, and these events or circumstances involve uncertainties that may affect the Company's ability to continue as a going concern.

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

Non-controlling Interests

As of March 31, 2025, non-controlling interests represent 30%, 20%, 20%, 20% and 49% non-controlling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Conbridge College, MTM Animation, and Guangdong Yuanjian respectively.

As of March 31, 2024, non-controlling interests represented 30%, 20%, 30%, 20% and 20% non-controlling, non-related shareholders’ interests in Toronto ESchool, Arts Academy, Lowell Academy, Conbridge College, and MTM Animation respectively.

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of income (loss) and comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less at the date of acquisition. The Company maintains majority its bank accounts in Canada (except two in China and its subsidiaries) which are insured by Canadian Deposit Insurance Corporation up to C$100,000 each for eligible deposits. Bank balances in Toronto ESchool and MTM Animation exceeded the insured limit of $14,807 (C$21,290), and $25,442 (C$36,581) as of March 31, 2025, respectively. No liquid investment with maturities of three months or less is held by the Company as of March 31, 2025 and 2024. All bank accounts maintained in P.R. China are insured by the China Deposit Insurance Corporation (CDIC), with a deposit insurance limit of $68,885 (RMB 500,000). All bank accounts in China did not exceed the insured limit as of March 31, 2025.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company’s subsidiaries Conbridge College and MTM Animation are required to maintain a term deposit with a financial institution as collateral for an irrevocable standby letter of credit issued in favor of the Ministry of Training, Colleges and Universities under the Ontario Private Career Colleges Act 2005. As at March 31, 2025, the Company had term deposit of $22,983 and $214,214 respectively at these two subsidiaries as the required collateral which was classified as restricted cash – non-current in the consolidated balance sheet. (March 31, 2024 - $23,179 and $129,255 respectively).

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows for the years ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Cash	$334,910	$620,910
Restricted cash – non-current	237,197	152,434
Total cash and restricted cash	$572,107	$773,344

Accounts Receivable

Accounts receivable are presented net of allowance for credit losses. The Company usually determines the adequacy of allowance for credit losses based on individual account analysis and historical collection trends. The Company establishes an allowance for credit losses when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of (loss) income and comprehensive (loss) income. Delinquent account balances are written off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. There was $2,381 (C$3,312) bad debt from MTM due to uncollectable student tuition and no allowance for credit losses were recorded for the year ended March 31, 2025.

Prepayments and Other Receivables

Prepayments and other receivables primarily consist of advances to non-related suppliers for short term operation support, employee advances, and prepayments on property taxes and other expenses. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. No impairment was recorded as of March 31, 2024, as the Company considered all of the prepayments to be fully realizable and the advances to be repaid. $509,606 allowance from Shanghai Yuanjian due to slowing collection of other receivables was impaired and recorded at year ended March 31, 2025.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of (loss) income and other comprehensive (loss) income as other income or expenses.

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

In testing the indefinite-lived intangibles assets for potential impairment, the Company applies either a qualitative test, or a quantitative test, in accordance with Accounting Standards Codification (“ASC 350”), Intangibles — Goodwill and Other. A qualitative approach may be applied when the Company concludes that it is not “more likely than not” that the fair value of the indefinite-lived intangible assets is less than their carrying value. A quantitative impairment test consists of comparing the fair value of the indefinite-lived intangible asset with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Significant judgment and estimates are applied when evaluating whether an intangible asset has an indefinite useful life and in testing for impairment. The Company has not recognized any impairment on indefinite-lived intangible assets for years ended March 31, 2025 and 2024.

Definite-Lived
Intangible
Assets

The intangible assets with definite lives are stated at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the terms. The Company recognized intangible assets of student lists arising from acquisition of Lowell Academy and MTM Animation. These intangible assets are amortized over the term between 1- 4 years upon their graduation. As at March 31, 2025, the Company recognized intangible assets as student list of $30,602 from MTM Animation. (March 31, 2024: $64,997), and impairment loss of $nil from student list recognized at MTM Animation for the year ended March 31, 2025 (March 31, 2024: $nil). Intangible assets as student list from MTM Animation was amortized for $31,632 for year ended March 31, 2025 (March 31, 2024: $32,630).

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured. Goodwill is not amortized and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that indicate the fair value of goodwill could be below its carrying amount. The Company has not recognized any impairment loss on goodwill for the years ended March 31, 2025 and 2024 respectively.
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
The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at March 31, 2025 and 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.
F-17

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
The Company generates its revenues through educational programs and services with individual students. In addition, the Company generates revenues from other services such as sale of vacant lands, rental, and renovation projects. The primary sources of the Company’s revenues are as follows:
F-18

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
Revenue from sale of products
Revenue from the sale of the Company’s nutritional products should be recognized at a point in time under ASC 606, specifically when control of the goods transfers to the customer. For wholesale sales, this occurs upon delivery; for retail sales, at the point of sale; and for online sales, when customers receive the goods. Each contract contains one performance obligation, which is the transfer of the product. Post-sale consultation and complaint-handling activities are routine customer service functions and do not constitute separate performance obligations. The 24-month shelf life is an inherent product characteristic and does not create any obligation or warranty under U.S. GAAP. The transaction price equals the fixed amount stated in the sales contract, and revenue should be recognized in full when the single performance obligation is satisfied.
F-19

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition (continued)
Principal and agent consideration
In the Company’s rental business, the Company has the right to direct the use of, and obtain substantially all of the remaining benefits from, the leased assets. The Company bears credit risk, idle capacity, and primary responsibility for providing the rental space. The Company sets prices and negotiates directly with tenants. Thus, the Company serves as a principal rather than an agent and recognizes revenue on a gross basis within the consolidated statement of (loss) income and other comprehensive (loss) income.
In the Company’s education programs business, the Company is primarily responsible for providing the education service, including but not limited to designs the curriculum, employs the faculty, provides the facilities, sets tuition fees, and bears the risk of student enrollment and academic outcomes. Thus, the Company serves as a principal rather than an agent and recognizes revenue on a gross basis within the consolidated statement of (loss) income and other comprehensive (loss) income.
In the Company’s sale of products business, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements under the fact that the Company controls the goods before they are transferred to customers, bears inventory risk, and has discretion in establishing prices. As a principal, the Company recognizes revenue on a gross basis within the consolidated statement of (loss) income and other comprehensive (loss) income.
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
As of March 31, 2025 and 2024, other than accounts receivable, deposit from tenants and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet.
Disaggregation of Revenues
The Company disaggregates its revenue from contracts by service or products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2025 and 2024 are disclosed in Note 17 of this consolidation financial statements.
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
F-20

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Sale Tax (“GST/HST”)

The Company is registered under Canada’s Goods and Services Tax (GST) and Harmonized Sales Tax (HST) account. Sales revenue represents the invoiced value of goods and services, net of GST/HST. The Company is operating mainly in the Province of Ontario which is subject to HST rate of 13% for its products and services supplied in Ontario. However, the Company’s tuition revenue is GST/HST exempted because Ontario educational services for private OSSD and College are tax-exempt.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2024, a total of 12,376 unexercised Warrants Series A were included in the computation of weighted average number of common shares. As of March 31, 2025, there were no dilutive impact on earnings per share due to loss positions.

Foreign Currency Translation

The Company operates primarily in Canada and in China. The functional currency of the Company and its subsidiaries is the Canadian Dollar (“C$”) and the Chinese currency (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“$” or “US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive (loss) income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	March 31, 2025	March 31, 2024	March 31, 2023
Year-end spot rate	C$1=US$ 0.6955	C$1=US$ 0.7386	C$1=US$ 0.7389
Average rate for the year	C$1=US$ 0.7189	C$1=US$ 0.7416	C$1=US$ 0.7565

	March 31, 2025	March 31, 2024	March 31, 2023
Year-end spot rate	RMB1=US$ 0.1378	RMB1=US$ 0.1385	RMB1=US$ 0.1456
Average rate for the year	RMB1=US$ 0.1385	RMB1=US$ 0.1395	RMB1=US$ 0.1414

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive (Loss) Income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net (loss) income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

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

Recent Accounting Pronouncements not Adopted

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope is permitted to early adopt the ASU. The Company is currently evaluating the impact of this standard on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In August 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other (Topic 350) — Internal-Use Software (Subtopic 350-40): Targeted Improvements. This ASU provides clarifications and targeted improvements to the accounting for internal-use software, including enhanced guidance on the identification of software development activities, capitalization of implementation costs, and accounting for subsequent upgrades and maintenance. ASU 2025-06 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Clarifications and Share-Based Payments from Customers. This ASU refines the scope of derivative accounting to exclude certain contracts that contain terms or underlying variables specific to one party’s operations and clarifies the accounting for share-based payments received from customers as consideration in revenue arrangements. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In October 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (Topic 326): Simplifications for Measuring Credit Losses on Financial Assets. This ASU provides targeted simplifications to the accounting for credit losses under Topic 326, including streamlined guidance for measuring expected credit losses on trade receivables from non-public counterparties and simplified impairment assessment for certain low-risk financial assets. ASU 2025-08 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In November 2025, the FASB issued ASU 2025-09, Leases (Topic 842): Enhanced Disclosures for Lessees. This ASU enhances the disclosure requirements for lessees by requiring additional qualitative and quantitative information about lease terms, variable lease payments, and the impact of leases on the Company’s financial position and results of operations. ASU 2025-09 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	March 31,	March 31,
	2025	2024

Land	$13,544,788	$18,924,437
Building	52,953,088	68,641,338
Computer and software	15,205	16,148
Equipment and furniture	28,023	29,037
Total	66,541,104	87,610,960
Less: Accumulated depreciation	(4,421,933)	(4,029,638)
Less: Impairment loss on building and land	(4,543,061)	-
Property, plant and equipment, net	$57,576,110	$83,581,322

Depreciation expense was $2,091,321, $2,409,762, and $1,361,211 for the years ended March 31, 2025, 2024, and 2023 respectively.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

In connection with the $5.5 million bank loan borrowed from the National Bank of Canada, the Company pledged its land and building under GV with net book value of approximately $4.3 million as the collateral to secure the loan. The property was sold for $13.6 million (C$18.0 million) to an unrelated purchaser for cash in June 2023. The property was acquired by the Company in 2019. The proceeds of sale were used to settle the carried mortgages in the aggregate amount of approximately $5.6 million (C$7.5 million) and pay back portion of shareholder advance from Ms. Fan Zhou of $4.5 million (C$6.1 million). The net proceeds of cash to the Company from the sale of the property was approximately $2.4 million (C$3.3 million).

In connection with the $11.2 million bank loan borrowed from the HSBC in Canada, the Company pledged its land and two office buildings under Animation Group and NeoCanaan Investment with net book value of approximately $16.3 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.0 million (C$4.0 million) as the Company’s financing activity during the year ended March 31, 2023. The 100% equity interest of two subsidiaries which held the two office buildings and the corresponding first and private mortgage were sold to third parties in December 2024 at proceeds of $70 (see note 7).

In connection with the $44.3 million bank loan borrowed from the Bank of China (Canada) (the “BOC”), the Company pledged its land and two office buildings purchased by 13995291 Canada Inc. on September 23, 2022, with the net book value of approximately $61.9 million as the collateral to secure the loan. The property is also secured by a private mortgage of approximately $3.5 million (C$5.0 million) as the Company’s financing activity during the years ended March 31, 2025 and 2024. On August 27, 2024, the buildings were taken over by a receivership appointed by the Ontario Superior Court, which was initiated by BOC due to default of the loan. The receivership was an event indicating that the carrying amount of an asset may not be recoverable. After assessing the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, impairment loss of $4,695,912 was recorded for the year ended March 31, 2025.

On December 15, 2023, the Company entered a purchase agreement with a related party Bethune Great Health Investment Management Inc. (“Bethune”) to purchase its 100% of equity interest. Thus, the land owned by the Bethune was consolidated to the Company’s property, plant and equipment balance. As of March 31, 2025, the land had a carrying value of $1,215,734 (C$1,748,000) and is collateralised by a private mortgage of $765,050 (C$1,100,000) from an unrelated individual. (See note 8).

There was an addition of $nil (C$nil) and $1,331,300 (C$1,802,464) on property, plant and equipment during the years ended March 31, 2025 and 2024 respectively, and appro xim
ately $4,877,340 depreciation and $36,367 depreciation on total original cost and accumulated depreciation respectively are due to depreciation of C anad
ian dollar relative to US dollars during the years ended March 31, 2025 and 2024. During the year ended March 31, 2024, land and buildings with net book value of $16,381,985 (C$22,179,779) was transferred back from assets held for sale, due to change of future plan.

$4,695,912, $49,784 and $nil impairment loss was recorded for the years ended March 31, 2025, 2024 and 2023.

NOTE 4 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:
	March 31,	March 31,
	2025	2024
At Toronto ESchool (i)
High school registration and licenses, net acquisition cost	$205,881	$218,639
Deferred tax liability	29,411	31,234
	235,292	249,873
At Conbridge College (ii)
Private College license, net acquisition cost	16,659	17,691

At MTM Animation (iii)
Private College license, net acquisition cost	161,920	171,954
Brand name, net acquisition cost	404,086	429,127
Student list, net acquisition cost	30,602	64,997
	596,608	666,078

Intangible assets, net	$848,559	$933,642

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 4 – INTANGIBLE ASSETS, NET (Continued)

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

In accordance with ASC 740 Income Tax for the asset acquired outside of a business combination and the tax basis of the asset differs from the amount paid, the Company recognized deferred tax liability of $29,411 (C$42,288) and $31,234 (C$42,288) arising from this transaction as at March 31, 2025 and 2024 respectively.
(ii)
On March 1, 2021, Farvision Education entered into an investment agreement with two individuals who were the original shareholders of
Conbridge College, a private vocational college registered with Ontario Ministry of Colleges and Universities. Pursuant to the agreement, Farvision Education acquired 80% of the equity interests of Conbridge College for a total consideration of $62,792 (C$80,000) on September 1, 2021. The Company recognized the private vocational college license and brand name as an intangible asset of $36,133 (C$51,953) based on the assessment of fair value at the purchase date. The impairment loss of $19,474 (C$28,000) was recorded based on the assessment of fair value as at March 31, 2022. No impairment loss was recognized based on the assessment
of fair value as at March 31, 2025 and 2024.

(iii)
On December 19, 2020, Farvision Education entered into a purchase agreement with the original shareholders
of Max the Mutt Animation
Inc
. (“MTM Animation”), to purchase all of the issued and outstanding shares of MTM Animation for a total consideration of $2.1 million (C$2.6 million). Pursuant to the agreement, on the closing date, MTM Animation stockholders will transfer 70% of the purchased shares to the Company at a consideration of $1,456,546 (C$1,820,000). The transaction was completed on February 28, 2022, and the Company recognized the private college license, brand name, student list as an intangible asset of $688,413 (C$989,811) based on the assessment of fair value at the purchase date. (See Note 5). The student list was amortized over 4 years from the purchase date, and $31,632 and $32,630 depreciation expenses were recorded on the student list for the years ended March 31, 2025 and 2024, respectively. No impairment loss was recognized based on the assessment of fair value as of March 31, 2025 and
2024
.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 5 – BUSINESS ACQUISITIONS AND GOODWILL

	March 31,	March 31,
	2025	2024
Goodwill at MTM Animation	$895,467	$950,959

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

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 5 – BUSINESS ACQUISITIONS AND GOODWILL (Continued)

The Company recognized private vocational college license, brand name as intangible assets with an indefinite life and student list as intangible asset with definite life term of 1-4 years, totaling of $688,413 (C$989,811) based on the assessment of fair value at the purchase date. The goodwill of $895,467 (C$1,287,516) is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP.

During the period from the acquisition date February 28, 2022 to March 31, 2025, there was no event occurred or circumstances change that indicate the fair value of goodwill could be below its carrying amount. As of March 31, 2025 and 2024, no impairment loss was recognized due to management’s impairment assessment.

NOTE 6 – LEASES

The Company has one operating lease on vehicles for management and one operating lease on MTM Animation’s printer as of March 31, 2024. During the year ended March 31, 2025, the operating lease on MTM Animation’s premises was terminated. No gain or loss was recognized upon the lease termination. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating leases was as follows:

	March 31, 2025	March 31, 2024
Right-of-use assets – vehicle leases	$-	$28,949
Right-of-use assets – equipment lease	-	12,834
Total Right-of-use assets, net	-	41,783
Operating lease liabilities – current	$-	$15,931
Operating lease liabilities – non-current	-	25,852
Total operating lease liabilities	$-	$41,783

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024:

Remaining lease term and discount rate:	March 31, 2024
Weighted average remaining lease term (years)	2.49
Weighted average discount rate	5.06%

NOTE 7 – DECONSOLIDATION OF TWO SUBSIDIARIES

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
(IN U.S. DOLLARS)

NOTE 7 – DECONSOLIDATION OF TWO SUBSIDIARIES (Continued)

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

On December 10, 2024, the Company transferred 100% equity of Animation which owns 100% of NeoCanaan, two wholly owned subsidiaries of the Company to an individual unrelated to the Company, at a price of $70 (C$100). The Company deconsolidated the subsidiary since then.

The Company recognized a loss of $368,608 from deconsolidation of a subsidiary for the year ended March 31, 2025. This subsidiary in turn owned another entity, and as a result of the transaction, control over both subsidiaries was relinquished.

The following table summarized the assets and liabilities of Animation and NeoCanaan as of the deconsolidation date:

Amounts
Cash	$-
Current liabilities, net	(1,147,268)
Net book value of PPE	15,052,632
Carrying value of mortgage	(13,536,686)
Carrying value of net assets	368,678
Fair value of the consideration received	70
Loss on deconsolidation of a subsidiary	$(368,608)

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 8 – BANK LOANS

Bank loans consisted of the following:

	March 31,	March 31,
	2025	2024

HSBC Bank	$-	$11,027,234
Bank of China (“BOC”) (1)	41,354,239	43,990,600
Private mortgage at 95 Moatfield (2)	3,477,500	3,693,000
Private mortgage at 200/260 Town Centre (see note 7)	-	2,954,400
Private mortgage for Bethune (3)	765,050	812,460
Less: unamortized financing cost	-	(54,253)
	45,596,789	62,423,441
Less: current portion of bank loans	(45,596,789)	(62,423,441)
Total	$–	$–

(1)
In connection with the purchase of two office buildings at 95/105 Moatfield Dr. at the cost of $65.3 million (C$93.9 million) on September 23, 2022, one of the Company’s subsidiaries, 13995291 Canada obtained a bank loan of $41.7 million (C$60 million) from Bank of China (Canada) (“BOC”). The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments (C$403,251) of blended principal and interest over an amortization period of 25 years. The bank loan is guaranteed by the shareholder Ms. Fan Zhou personally and the Company, with a collateral of the two office buildings purchased. To meet the Bank’s covenants, the Company’s subsidiary 13995291 holding the ownership of these two office buildings have to keep the debt service coverage ratio higher than 1.25. The bank has right to recall the loan if the Company does not meet the annual assessment and review. As of March 31, 2025 and 2024, the Company’s loan was in default due to an unauthorized private mortgage identified by the BOC, and the outstanding balance was on demand at BOC’s call. On August 27, 2024, the buildings were taken over by a receivership appointed by the Ontario Superior Court, which was initiated by BOC due to default of the loan.

(2)
On February 10, 2023, the Company entered a private mortgage agreement with an unrelated party for a proceed of $3.48 million (C$5 million) to support its daily operation and a liability of approximately $1.3 million on a renovation project which was assumed from the prior owner of 95/105 Moatfield Dr. The loan term was 12 months from February 16, 2023 to February 16, 2024 (6 months closed and 6 months open for early termination) with a fixed interest rate of 13% per annum. The loan is guaranteed and secured by the two office buildings owned by 13995291 and Ms. Fan Zhou personally. The loan was extended to February 16, 2025 on February 16, 2024 for a fixed interest rate of 18% per annum. The interest rate after the conclusion of the Extended Term shall be adjusted to 16% per annum. Extensions may not exceed December 31, 2025. The interest is paid/payable on monthly basis and the principal is payable at matured date or the early termination date. The loan at default when the buildings were taken over by the Receivership on August 27, 2025.

(3)
On December 15, 2023, the Company purchased 100% share in Bethune from a unrelated party, and consolidated Bethune as one wholly owned subsidiary. On December 15, 2023, Bethune had a piece of land with the carrying value of $1,215,734 (C$1,748,000) and a mortgage with a principal balance of $765,050 (C$1,100,000) from a unrelated individual. The mortgage has an open term as of March 31, 2025, with a fixed interest rate of 10% per annum on the principal balance of $695,500 (C$1,000,000
)
 and a fixed interest of 15% per annum on the principal balance of $69,550 (C$100,000). The mortgage is collateral by the land. The Company agreed to assume the mortgage principal balance and the monthly interest payments effective on January 1, 2024.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 9 – OTHER LOAN PAYABLE

	March 31,	March 31,
	2025	2024
GTS (formerly Thales Canada)	$508,621	$741,168
Less: other loan payable - current	(508,621)	(488,692)
Other loan payable – non-current	$-	$252,476

In the connection with the purchase of two office buildings at 95/105 Moatfield, the Company assumed a loan with one tenant from the seller. The original loan term is 5 years from June 1, 2020 to September 1, 2025 at a fi xed
interest rate of 4.38% per annum. The monthly payment of $40,131 (C$57,701) including both principal and interest portion is deducting from its monthly rent. As at September 23, 2022, the purchase date of the properties, the loan balance was $1,351,535 (C$1,943,257) and as at March 31, 2025 and 2024, the loan balance was $508,621 (C$731,302) and $741,168 (C$1,003,477), respectively. The repayment of loan principal was terminated on August 27, 2024 when the buildings were taken over by the receivership.

Year en d ing March 31,
2026	$521,711
Less: imputed interest	(13,090)
Total	$508,621

NOTE 10 – TAXES

(a)	Corporate Income Taxes

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended March 31,
	2025	2024
(Loss) income before tax	$(16,291,116)	$1,541,458
Statutory Canadian tax rate	26.5%	26.5%
Income tax (credit) expenses based on statutory tax rate	(4,317,146)	408,486
Difference on tax rates	-	(1,136,748)
Change in estimate	925,993	1,220,106
Share issuance costs	(161,082)	(624,516)
Change in valuation allowance	854,706	822,602
Non-deductible expenses	2,798,430	(115,721)
Income tax expenses (recovery)	$100,902	$574,209

The provision for income tax consists of the following:

	For the year ended March 31,
	2025	2024
Current income tax – Canada	$960	$-
Deferred income tax – Canada	99,942	574,209
Total income tax expenses	$100,902	$574,209

Deferred income taxes reflect the net effects of temporary difference between the carrying amo
unts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. As of March 31, 2025 and 2024, the Company had deferred tax assets of $nil and $105,334, and deferred tax liabilities of $120,658 and $126,052, respectively, which were mainly derived from the temporary difference from the intangible asset and other temporary differences.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 10 – TAXES (Continued)

The components of deferred tax assets as of March 31, 2025 and 2024 consist of the following:

	March 31, 2025	March 31, 2024

Deferred tax assets:
Loss carried forward to future years*	$2,370,600	$2,032,360
Property, plant and equipment	14,281	782
Deferred financing costs	282,458	527,431
Lease liability	-	11,072
Valuation allowance	(2,250,662)	(1,395,957)
Total deferred tax assets	$416,677	$1,175,688

Deferred tax liabilities:
Intangible assets	$(120,658)	$(126,052)
Property, plant and equipment	(416,677)	(1,059,282)
Right of use assets	-	(11,072)
Total deferred tax liabilities	$(537,335)	$(1,196,406)
Deferred tax assets	-	105,334
Deferred tax liabilities, net	$(120,658)	$(126,052)

*
As of March 31, 2025, the Company has non-capital loss of $16,285,283, resulting of deferred tax asset of $2,370,600. The above non-capital loss will expire from March 31, 2040 to 2046, and the Company has provided a valuation allowance of $2,250,662 on the deferred tax assets. As of March 31, 2024, the Company has non-capital loss of $10,554,279, resulting of deferred tax asset of $2,032,360. The above non-capital loss will expire from March 31, 2040 to 2044, and the Company has provided a valuation allowance of $1,395,957 on the deferred tax assets.

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

The Company’s taxes payable consist of the following:

	March 31, 2025	March 31, 2024

Corporate income tax payable	$1,202,933	$1,399,244

As of March 31, 2025 and 2024, the Company had accrued income tax liabilities of approximately $1.2 million and $1.4 million respectively.

As of March 31, 2025 and 2024, total of $nil and $nil interest and penalty was recognized in the consolidated statements of income and comprehensive income.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 10 – TAXES (Continued)

(b) Other Taxes Payable

The Company’s taxes payable consists of the following:

	March 31, 2025	March 31, 2024

Other tax payable	$922,888	$616,358

As of March 31, 2025 and 2024, the Company had accrued other tax liabilities of approximately $0.9 million and $0.6 million, respectively, mostly related to the unpaid GST/HST.

As of March 31, 2025 and 2024, total of $nil and $nil interest and penalty was recognized in the consolidated statements of income and comprehensive income.

(c) Tax years that remain subject to Examination

The Company is subject to ongoing examination by tax authorities in the Canadian jurisdictions in which it operates. The Company has open tax years for Canada from 2018 to 2025, including both federal and provincial jurisdiction, as applicable. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest.

NOTE 11 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Ms. Fan Zhou	Formerly Controlling shareholder of the Company, ceased on April 15, 2023, Director of the Company
Kelly Xu	Operation manager and minority shareholder of Lowell
Katy Liu	Employee of the Company
XiYong Hou	Employee of the Company
HuiMin Luo	Employee of the Company
JunFeng Li	Operation manager and minority shareholder of Yuanjian Trillion (GuangZhou) Health Industry Investment Co., Ltd
Changleshuang Biotechnology (Guangzhou) Limited (“Changleshuang”)
49% non-controlling shareholder of Guangzhou Yuanjian,
The payable to Changleshuang Biotechnology (Guangzhou) Co., Ltd. of is for the purchase of products such as probiotics, prebiotics, collagen-fixed beverages, composite prebiotic beverages, Kangweili "Good Nutrition Time," and Kangweili undenatured collagen special dietary tablets from Changleshuang (Guangzhou) Co., Ltd. The settlement period for all the aforementioned products is 8 months, with a maximum of 18 months, and no interest will be charged within this 18-month period.

(1) Due from related party

As of March 31, 2025 and 2024, due from related party consists of the following:

	March 31,	March 31,
	2025	2024
Due from Kelly Xu (Lowell Academy)	$-	$76,888
XiYong Hou	433,507	-
Total	$433,507	$76,888

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 11 – RELATED PARTY TRANSACTIONS (Continued)

The Company has a receivable balance from two minority interest shareholders due to the acquisition of Lowell Academy in 2022, as the minority interest shareholders are personally responsible for liabilities incurred before the purchase date, and Ms. Fan Zhou is also personally guaranteed on these loans’ collectability. As of March 31, 2025, Lowell Academy is not a subsidiary of the Company and it is not related to the Company.

(2) Due to related parties

	March 31,	March 31,
Name	2025	2024

Ms. Fan Zhou (a)	$164,885	$3,872
Katy Liu (b)	229,706	322,768
HuiMin Luo (c)	97,273	-
JunFeng Li (d)	11,262	-
Total	$503,126	$326,640

(a)
The balance represented unsecured, due on demand and interest free borrowings between the Company and the formerly controlling shareholder, Ms. Fan Zhou. Ms. Fan Zhou ceased to be the Controlling shareholder on April 15, 2024 and transferred all her equity interest of the Company to another individual who is related to Ms. Fan Zhou.

(b)
On April 1, 2023, the Company entered a two-year loan agreement with one employee, and agreed to pay back the principal balance of $229,706 (C$330,275) plus the accrued interest of 64,258 (C$87,000) at the maturity date. As at March 31, 2025, the balance of 229,706 was outstanding with an interest rate of 20% annual after the maturity date.

(c)	The balance represented unsecured, due on demand and interest free borrowings between the Company and Ms. Huimin Luo.
(d)	The balance represented unsecured, due on demand and interest free borrowings between the Company and Mr. Junfeng Li.

(3) Related party transactions with Changleshuang

	March 31,	March 31,
	2025	2024
Accounts payable - RP	$1,086,445	$-
Cost of products	$980,915	$-

NOTE 12 – CONVERTIBLE NOTE

a)	Convertible note in September 2022

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

NOTE 12 – CONVERTIBLE NOTE (Continued)

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

NOTE 12 – CONVERTIBLE NOTE (Continued)

Conversion feature of convertible note

As of March 31, 2024, the note has been fully converted to 449,977 common shares (6,749,650 shares before the share consolidation) of the Company and recognized gain of $367,663 on fair value assessment of the conversion feature from the inception.

Series A Warrants

As of March 31, 2025, the Series A warrants have been fully converted to 933,681 common shares of the Company and recognized loss of $1,835,817 on valuation of fair value of the warrants during the year ended March 31, 2025.The fair value of the Series A warrants was assessed at $29,077 based on the binomial model assessed by the independent valuation firm as of March 31, 2024.

March 31, 2024
Risk-free interest rate	4.16%
Expected life	8.48 years
Discount rate	–%
Expected volatility	60%
Expected dividend yield	–%
Fair value	$29,077

Series B Warrants

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement. Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 66,667 common shares (1,000,000 shares before the share consolidation) of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

As of March 31, 2024, the Series B warrants have been fully converted into the Company’s common shares.

b)	Convertible note in October 2024

On October 2, 2024, the Company issued a senior secured convertible note (the “Note”) to DO SPV XVII LLC with an original principal amount of $1,000,000. The Note bears interest at the greater of (i) the prime rate plus 4.5% per annum and (ii) 9% per annum, payable in arrears on each six-month interest payment date, and matures on October 2, 2025 (subject to certain extension provisions). Upon an Event of Default, the interest rate increases to
18
% per annum. The Note is secured by a first-priority lien on substantially all assets of the Company and certain subsidiaries and contains customary covenants and events of default, including cross-default, trading suspension, registration default and bankruptcy provisions.

Beginning on the earlier of July 2, 2025 and the occurrence of an Event of Default, the Holder may convert all or a portion of the outstanding principal and accrued interest (the “Conversion Amount”) into common shares of the Company at a fixed conversion price of US$4.00 per share, subject to standard anti-dilution adjustments. The Note also provides “alternate conversion” rights at a price equal to the lower of the fixed conversion price and 85% of the lowest trading price of the Company’s common shares over a specified look-back period, subject to a floor price of US$0.464 (as periodically adjustable), and includes redemption features upon Events of Default and Changes of Control at a 125% redemption premium. Conversions are subject to a 9.99% beneficial ownership limitation.

On January 31, 2025, the Company completed an additional closing under its Securities Purchase Agreement dated October 2, 2024 and issued a senior secured convertible note with an original principal amount of $1,500,000 (the “January 2025 Note”). After transaction costs of $200,067, the Company received net proceeds of $1,299,933. The January 2025 Note matures on January 31, 2026, bears interest at the greater of (i) Prime + 4.5% and (ii) 9% per annum, and increases to 18% per annum upon an event of default. The note is secured by a first-priority lien on substantially all Company assets and ranks pari passu with the notes issued on October 2, 2024. F-33

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 12 – CONVERTIBLE NOTE (Continued)

Beginning on the earlier of July 31, 2025 or an event of default, the holder may convert the outstanding principal and interest at a fixed conversion price of US$2.25 per share, subject to customary anti-dilution adjustments. The note also provides for alternate conversions, including in default scenarios, at the lower of the fixed conversion price and 85% of the lowest trading price over a prescribed period, but not below the contractual floor price of US$0.346 (as adjusted every six months based on market trading prices). Conversions are subject to a 9.99% beneficial-ownership limitation. Upon certain events of default or change-of-control events, the holder may require redemption at 125% of the outstanding amount.

Under U.S. GAAP, the Company determined that the Note is a debt host with embedded features that are not clearly and closely related to the host and do not qualify for equity classification. These features are accounted for as a single compound derivative liability under ASC 815, measured at fair value with subsequent changes recognized in earnings. At issuance, the proceeds were allocated between the host debt and the derivative liability based on their relative fair values, resulting in a debt discount on the host debt that is amortized to interest expense over the term of the Note using the effective interest method.

The Company recorded $2,053,933 (net of debt issuance costs) as the balance of the debt component and $285,881 as the embedded derivatives as at March 31, 2025 by assessing the fair value of both components. The loan is recorded as current loan payable on the consolidated balance sheet.

NOTE 13 – EQUITY

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

As of March 31, 2025 and 2024, 5,607,348 and 3,437,926 common shares (51,568,883 shares before the share consolidation) were outstanding, respectively, at no par value.

As of March 31, 2025 and 2024, no options were outstanding respectively. As of March 31, 2024, the Company had Series A Warrant with right to purchase 85,290 common shares (
1,279,357
shares before the share consolidation) outstanding. (See note 12).

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 13 – EQUITY (Continued)

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

Shares issued for conversion of convertible note

Pursuant to the Amended and Restated Securities Purchase Agreement in June 2023, the Holders elected to convert the notes with an aggregated principal of $1.5 million, along with the accrued interest of $147,130, into 449,977 common shares (6,749,650 shares before the share consolidation) from June 6, 2024 to August 30, 2024 based on the conversion price defined on Note 12.

Shares issued for warrants series B

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement (see Note 12). Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 66,667 common shares (1,000,000 shares before the share consolidation) of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

Shares issued for warrants series A

On May 15, 2023, the Company entered into an Exchange Agreement (the “Agreement”) with the convertible note holder (the “Holder”) for the Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement (see Note 12). Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 933,681 common shares of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on November 15, 2024.

Shares issued for services and investment

On January 17, 2025 and February 17, 2025, pursuant to the Amended and Restated 2023 Restricted Stock Plan adopted by the Company on May 16, 2023, the Company issued total of 321,071 common shares of the Company to certain employees and consultants of the Company as the award for the services.

On December 9, 2024, the Company issued 166,667 common shares as a deposit for long-term investment.
On December 9, 2024, the Company issued 200,000 common shares to a third party as prepaid consulting fees.
On January 17, 2025 and February 17, 2025, the Company closed two private placements to issue 200,000 common shares each at proceeds of $64,463 and $81,264 respectively.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 14 – EARNINGS PER SHARE

For the years ended March 31, 2025, no unexercised Warrants Series A are outstanding and no potential dilution impact is included in the computation of weighted average number of common shares for the year ended March 31, 2025 due to loss position.

For the years ended March 31, 2024, the effect of potential shares of common stock from unexercised Warrants Series A are included in the computation of diluted net earnings per share. As a result, a total of 12,376 unexercised Warrants Series A were included in the computation of weighted average number of common shares for the year ended March 31, 2024.

The following table presents a reconciliation of basic and diluted net income per share:

	For the years ended March 31,
	2025	2024	2023

Net (loss) income attributable to the Company	$(15,842,407)	$1,022,956	$(3,474,512)
Weighted average number of common shares outstanding – Basic	4,333,514	3,229,524	2,579,304
Dilutive securities – unexercised Warrant series A	-	12,376	–
Weighted average number of common shares outstanding – Diluted	4,333,514	3,241,900	2,579,304
Earnings per share – Basic	$(3.66)	$0.32	$(1.34)
Earnings per share – Diluted	$(3.66)	$0.32	$(1.34)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at March 31, 2025 and 2024.

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 15 – COMMITMENTS AND CONTINGENCIES (Continued)

Contractual Commitments

As of March 31, 2025, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Repayment of other loan payable	$508,621	$508,621	$-	$–	$–
Repayment of bank loans	45,596,789	45,596,789	–	–	–
Total	$46,105,410	$46,105,410	$-	$–	$–

NOTE 16 – ECONOMIC DEPENDENCE

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended March 31, 2025, the Company had one significant customer in their rental segment and generated approximately 83% of the Company’s total rental revenue. This one customer also represented approximately 0% of customer deposit as of March 31, 2025. For the year ended March 31, 2024, the Company had two significant customers in their rental segment and generated approximately 70% and 11% respectively of the Company’s total rental revenue. These two customers also represented approximately 50% and 0% of customer deposit as of March 31, 2024.

NOTE 17 – SEGMENT

The Company follows Financial Accounting Standards Board (FASB”) Accounting Standards codification “ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No.2023-07. Segment Reporting Topic 280: Improvements to Reportable Segment Disclosures, the Company continually monitors the reportable segments for changes in fact and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company’s chief operating decision maker (“CODM”) is Ms. Fan Zhou, the CEO. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses, segment net income (loss), and segment assets to evaluate segment performance and allocate resources accordingly.

The summary of key information by segments for the years ended March 31, 2025, 2024 and 2023 was as follows
:

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 17 – SEGMENT (Continued)

	Rental	Education	Wholesale	Holding and other	Total for the year ended March 31, 2025
Revenue from external customers	$2,796,853	$1,184,355	$1,063,089	$-	$5,044,297
Revenue from inter segment	$-	$–	$–	$–	$-
Cost of revenue	$2,191,587	$421,049	$1,018,942	$-	$3,631,578
Gross profit	$605,266	$763,306	$44,147	$-	$1,412,719
Interest Expenses	$4,805,579	$15,551	$184	$129,751	$4,951,064
Depreciation & amortization	$2,079,376	$2,941	$–	$9,004	$2,091,321
Income tax recovery	$-	$-	$960	$99,942	$100,902
Capital expenditure	$-	$-	$–	$–	$-
Segment assets	$56,563,896	$2,255,995	$1,280,351	$3,526,491	$63,626,733
Segment (loss) profit	$(10,563,212)	$353,817	$36,147	$(5,573,105)	$(15,746,353)

	Rental	Education	Others	Construction	Real Estate	Total for the year ended March 31, 2024
Revenue from external customers	$8,019,186	$1,361,799	$–	$–	$–	$9,380,985
Revenue from inter segment	$93,442	$–	$–	$–	$–	$93,442
Cost of revenue	$6,325,094	$516,042	$–	$–	$–	$6,841,136
Gross profit	$1,694,092	$845,757	$–	$–	$–	$2,539,849
Interest Expenses	$5,809,605	$25,647	$–	$–	$198	$5,835,450
Depreciation & amortization	$2,402,707	$4,334	$2,721	$–	$–	$2,409,762
Income tax provision	$574,209	$–	$–	$–	$–	$574,209
Capital expenditure	$–	$–	$–	$–	$–	$–
Segment assets	$83,520,852	$2,188,961	$2,074,416	$73,860	$1,612	$87,859,701
Segment profit (loss)	$1,487,226	$(330,147)	$(105,045)	$(84,587)	$(198)	$967,249

VISIONARY HOLDINGS INC.
(FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 17 – SEGMENT (Continued)

	Rental	Education	Construction	Real Estate	Total for the year ended March 31, 2023
Revenue from external customers	$7,090,140	$1,342,371	$–	$–	$8,432,511
Revenue from inter segment	$23,956	$–	$–	$–	$23,956
Cost of revenue	$3,899,012	$770,179	$–	$–	$4,669,191
Gross profit	$3,191,128	$572,192	$–	$–	$3,763,320
Interest Expenses	$2,659,131	$37,351	$6,154	$159,792	$2,862,429
Depreciation & amortization	$1,341,355	$19,856	$–	$–	$1,361,211
Income tax recovery	$786,857	$70,514	$–	$4,493	$861,864
Capital expenditure	$17,311,573	$125,650	$–	$–	$17,437,223
Segment assets	$92,514,173	$3,637,457	$–	$49,996	$96,201,626
Segment loss	$(2,941,734)	$(452,205)	$(6,154)	$(172,015)	$(3,572,108)

NOTE 18 – SUBSEQUENT EVENTS

On September 5, 2025, the Company’s wholly owned subsidiary, 13995291 Canada Inc., entered into a Cooperation Development Agreement with CHANG MANGKORE GROUP SDN BHD.

On September 18, 2025, a cooperation agreement was signed with Qianxin Bocheng (Jiangsu) Technology Development Co., Ltd. for high-end medical aesthetics projects, market expansion, and capital investment, strategically supporting the growth of emerging industries.

On September 20, 2025, a cooperation agreement was signed with Alto Plus Ltd. for AI education in entrepreneurship education, youth financial literacy education, and arts education. This initiative promotes the application of artificial intelligence in traditional education sectors, enhancing educational value and quality.

On September 5, 2025, a cooperation agreement was signed with Jiangsu Yike Regenerative Medicine Technology Co., Ltd. to establish an exclusive partnership in high-end medical aesthetics and cellular repair technologies. This collaboration provides the Company with world-class patented medical aesthetics products and cellular repair technologies, jointly building an internationally renowned brand for high-end medical aesthetics and cellular repair applications.

On October 10, 2025, a partnership was established with Anhui WeiKang KangLing Medical Technology Co., Ltd. to jointly build Canada's first “Anti-Aging and High-End Medical Aesthetics International Wellness Center” in Toronto.

The Cooperation Agreement stipulates the following: Anhui Weikang Kangling Medical Technology Co., Ltd. shall pay a fixed monthly cooperation fee of USD 1,000,000 to the Company and is entitled to a 10% share of the annual profits. In addition, Anhui Weikang Kangling Medical Technology Co., Ltd. shall make a one-time payment of USD 30,000,000 as a security deposit to the Company on or before February 25, 2026, which shall be earmarked for repaying the loan owed to Bank of China.

On October 20, 2025, the Company signed an Equity Financing Agreement with Hong Kong Zhaoxu Capital, intending to raise USD 6,000,000 in equity financing, to be used for the Company’s development and operations.

On November 5, 2025, the Company signed a Debt-to-Equity Conversion Agreement with UP Street Limited, intending to raise USD 1,000,000 in financing, to be used for the Company’s development and operations.

On November 17, 2025, the Company signed an Equity Financing Agreement with SGCI Hong Kong Limited, intending to raise USD 5,000,000 in equity financing, to be used for the Company’s development and operations.

On December 13, 2025, the Company signed a Loan Agreement with LEONITE FUND 1, LP, intending to borrow CAD 40,000,000, to be used for the repayment of the loan from Bank of China.

